Form 10-K, Exhibit 13
period 1997-12-31
SERVICEMASTER CO
filed 1998-03-27
CIK 1052045

Exhibit 13 to 1997 Form 10-K


Financial Highlights

                                                                    For years ended December 31,
(In thousands, except per share data)                            1997           1996        Change
                                                              ----------    ----------     ----------

Operating Results:
Customer level revenue (1) .................................   $5,550,000   $4,933,000     +     13%
Operating revenue ..........................................    3,961,502    3,458,328     +     15%
Earnings before interest, taxes, depreciation
    and amortization (EBITDA)...............................      443,788      369,701     +     20%
Operating income ...........................................      343,933      295,218     +     17%
Historical partnership net
    income (before tax benefit of corporate conversion)(2)..      264,076      245,140     +      8%
Tax benefit recorded relating to change in tax status ......       65,000         --              -
                                                               ----------   ----------
Net Income (2) .............................................      329,076      245,140     +     34%

Pro forma Corporate Information:  (2 and 3)
Net income .................................................   $  163,470   $  150,429     +      9%
   Per Share:
      Basic ................................................   $     0.86        $0.71     +     21%
      Diluted ..............................................   $     0.82        $0.69     +     19%
      Cash distributions ...................................   $    0.46 2/3     $0.44     +      6%

Financial Position:
Total assets ...............................................   $2,475,224   $1,846,841
Long-term debt .............................................    1,247,845      482,315
Shareholders' equity .......................................      524,438      796,767

Share Price Range :
(Traded on the New York Stock Exchange under the symbol SVM)
High price .................................................       $29.50   $    17.75
Low price ..................................................       $16.38   $    12.92
Closing price ..............................................       $29.25   $    17.42


(1) Customer level revenue represents the combined revenues of the Company's direct operations and the estimated revenues of its various independently licensed franchisees.

(2) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal and state income taxes, as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in 1997 and 1996. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pretax earnings. The Company's historical net income per share as a Partnership was as follows:

                    Before One-Time Tax Benefit                 Actual
                      1997           1996                1997            1996
                      --------------------               ---------------------
       Basic          $1.39          $1.16               $1.73           $1.16
       Diluted        $1.33          $1.12               $1.66           $1.12

(3) The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. Basic earnings per share are calculated based on 190,629 shares in 1997 and 211,587 shares in 1996 while diluted earnings per share are calculated based on 199,760 shares in 1997 and 220,286 shares in 1996. All share and per share data reflect the three-for-two share splits in June 1997 and June 1996.

                             Management Discussion and Analysis of
                          Financial Condition and Results of Operations
                      (All   share  and  per  share  data   reflect   the
                       three-for-two share splits in June 1997 and June 1996)



  The  terms   "Company"  and   "ServiceMaster"   refer  to  the  operations  of
ServiceMaster Limited Partnership and The ServiceMaster Company, its successor corporation.

1997 Compared with 1996
-----------------------

  Revenues increased 15 percent to $4 billion reflecting the effect of acquisitions and growth from base operations. Operating income increased 17 percent to $344 million, while margins increased to 8.7 percent of revenue from
8.5 percent in 1996, reflecting the continued strong growth of higher margin businesses, productivity improvements, and the integration of the acquired Barefoot operations. These improvements were offset in part by the impact of the newly acquired professional employer organization which has significantly lower margins than the rest of the Company's businesses. Operating income margins would have improved 50 basis points excluding this acquisition.
  Pro forma information is presented which compares the continuing results of operations as if the Company were a taxable corporation in all years. On this basis, net income grew 9 percent to $163 million. Basic earnings per share increased 21 percent to $.86 and diluted earnings per share were up 19 percent to $.82. Earnings per share grew at a higher rate than net income due to the transaction with Waste Management Inc. (WMX) in which the Company repurchased WMX's 19 percent ownership interest in ServiceMaster (40.7 million shares) for $626 million on April 1, 1997. This transaction served to increase interest expense significantly and reduce shares outstanding.
  Historical net income was $329 million including a one-time tax gain of $65 million realized upon reincorporation. The resulting historical basic and diluted earnings per share were $1.73 and $1.66, respectively. Partnership net income excluding this gain increased 8 percent to $264 million. On this basis, basic and diluted earnings per share were $1.39 and $1.33, increases of 20 percent and 19 percent, respectively.
  The Consumer Services business unit achieved a 14 percent increase in revenue and a 21 percent increase in pro forma net income reflecting the successful integration of the Barefoot business (which was acquired in February 1997) combined with good growth from base operations and other acquisitions. The TruGreen-ChemLawn operations achieved strong double-digit growth in revenues and profits reflecting the Barefoot acquisition, increases in the customer base, improved branch efficiencies, strong sales of ancillary products and favorable weather conditions throughout most of the year. Terminix achieved solid growth in revenue and profits for the year. Strong growth in renewals and productivity improvements offset the effects of adverse weather conditions on termite operations and increased termite remediation costs. American Home Shield achieved very strong double-digit increases in both revenues and profits, with excellent increases in contract renewals and direct-to-consumer sales. This is consistent with an overall strategy to expand channels of distribution in this business which have historically been concentrated in the residential resale market. ServiceMaster Residential/Commercial and Merry Maids reported modest profit growth and solid revenue growth for the year, reflecting the conversion of certain franchises and distributors to company-owned operations.
  The Management Services business,  which includes  Diversified Health Services
(DHS), achieved 7 percent growth in revenue reflecting the Premier Manufacturing Support Services (Premier) acquisition made last year and, to a lesser degree, growth in the base business. The base business growth resulted from improvements in Healthcare (which includes DHS) and Business & Industry, offset by reductions in Education. Pro forma net income was flat compared to the prior year. Despite continuing competitive pressures and industry consolidation in the acute care market, the Company achieved solid revenue increases and improved customer retention in the Healthcare market. Reported profits in this market were comparable to the prior year. Within the acute care sector, good growth was realized from sales of the Integrated Service product which provides comprehensive service solutions to clients. The Company achieved significant revenue and profit increases in the Business & Industry market, largely as a result of the successful integration of the Premier acquisition and modest growth in the base business. In the Education market, revenues and profits declined due to the discontinuation of certain large accounts and margin pressures in certain accounts.
  Revenues in New Business Development and Parent increased significantly, reflecting the August 1997 acquisition of Certified Systems, Inc. (CSI) which added approximately $155 million in revenue and minimal profits after acquisition related costs. CSI is a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance, and other employee benefit plans. Pro forma net income reflects the additional interest expense incurred relating to the WMX share repurchase.
  On a consolidated basis, cost of services rendered and products sold increased 14 percent and decreased slightly as a percentage of revenue to 77.2 percent in 1997 from 77.5 percent in 1996. This reflects the changing mix of the enterprise as Consumer Services increased in size relative to the overall business of the Company. The Consumer Services unit operates at a higher gross profit margin than the Management

Services business unit, but incurs relatively higher levels of selling and administrative costs. However, much of this reduction in cost of goods sold was offset by the acquisition of CSI which operates at significantly lower gross margins than the Company's other businesses. Without CSI, cost of goods sold would have been 76.5 percent of revenue in 1997.
  Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, increased from 13.9 percent in 1996 to 14.1 percent in 1997, reflecting the changing business mix of the Company described above.
  Interest expense increased over the prior year primarily due to increased debt levels associated with the repurchase of shares previously held by WMX and acquisitions.
  Interest and investment income increased over the prior year levels due to growth in, and strong returns from, the investment portfolio at American Home Shield as well as a gain associated with the sale of an interest in an international joint venture.
  Minority interest expense decreased due to the repurchase of minority ownership interests in subsidiary entities.
  Most operations conducted by the Company and its subsidiary partnerships have been exempt from federal corporate income tax since 1986. The Internal Revenue Code would have imposed federal corporate tax on the Company's operations beginning in 1998. In anticipation of this change, ServiceMaster shareholders approved a reincorporating merger which was completed on December 26, 1997, and the Company converted from partnership to corporate form. As a result of the reincorporation, the Company recognized a step-up in the tax basis of its assets which will be amortized against taxable income in future years. Simultaneously, the Company recorded a book gain representing the difference between the tax and book basis of the enterprise's assets and liabilities. The actual value to the Company of the tax basis step-up significantly exceeds the amount of the deferred tax asset. The Company believes that the step-up will result in a reduction in its cash tax payments in excess of $25 million per annum over the ensuing 15 years.


1996 Compared with 1995
-----------------------

  Revenues increased 8 percent to $3.5 billion primarily due to internal growth, with the effects of acquisition activity at both the Consumer Services and Management Services segments offsetting the disposition of the Education Food Service line in early 1995. Operating income increased 17 percent to $295 million, while margins increased to 8.5 percent of revenue from 7.9 percent in 1995, reflecting the combined effects of the continued rapid growth of our higher margin business units and the favorable effects of overhead leveraging throughout the enterprise. Both net income and earnings per share reflect the December 1995 acquisition of WMX's minority ownership interest in Consumer Services, which reduced minority interest expense and increased the number of shares outstanding by approximately 41 million (on a post-split basis). Pro forma net income, restated as if the Company were a taxpaying corporation, was $150 million, a 42 percent increase over the comparable 1995 level with pro forma basic earnings per share at $.71, a 16 percent increase and pro forma diluted earnings per share at $.69, a 17 percent increase. Historical Partnership net income was $245 million, up 43 percent from the prior year while historical basic earnings per share were $1.16, an increase of 17 percent and historical diluted earnings per share were $1.12, an 18 percent increase.
  The Consumer Services business segment achieved a 13 percent increase in revenues and pro forma net income growth of 23 percent. TruGreen-ChemLawn operations had strong growth in revenues and profits despite unfavorable weather conditions throughout the year. Continued strong growth in residential services and strong commercial sales, combined with the favorable effects of new service initiatives, such as interior plantscaping and home fertilizer delivery, helped offset the weather-related adversities. Terminix achieved solid growth in revenues as a result of increases in pest control sales and termite completions. Profits also increased but at a less rapid pace due to changes in the sales mix and higher production costs. American Home Shield achieved very strong increases in warranty contracts written, earned revenues and profits. These increases were primarily the result of strong internal growth, small acquisitions and continued increases in contract renewals. The ServiceMaster Residential/Commercial operations continued to achieve growth in revenues and profits, reflecting the continued repurchase of distributors, as well as steady internal growth which offset a decline in large disaster recovery projects. The Merry Maids business achieved solid increases in revenues and profits as a result of strong growth from existing franchisees, as well as the expansion of company-owned branch operations.
  The Management Services business segment, including Diversified Health Services, achieved 18 percent overall growth in pro forma net income for the year, reflecting significant transaction-related fees and gains, strong cost controls and improved customer retention, as well as the elimination of losses incurred in 1995 from the discontinued Education Food Service business.

Revenues for the traditional businesses grew three percent over the prior year as improvements in Education and Business & Industry were offset by slight reductions in Healthcare. Revenues generated from the fourth quarter acquisition of Premier offset the effect of the disposition of Education Food Service in February 1995. The traditional Healthcare business, which primarily serves the acute care sector of the health care market, recorded profits that were consistent with the prior year level. Strong cost controls and efficiency gains offset a slight decline in revenues, reflecting continuing competitive pressures and industry consolidations. Diversified Health Services continued to achieve excellent growth in revenues and profits, reflecting strong growth in management services, improvements in the rehabilitation operations which were started in 1995, and a significant increase in transaction-related fees and gains. The Education market experienced solid revenue growth with an improved customer retention rate. Profits decreased as a result of lower margins on a higher mix of large school district contracts. The Business & Industry unit achieved double-digit increases in both revenues and profits, with a substantial increase in services to the aviation industry.
  Revenues in New Business Development and Parent decreased, reflecting the 1995 sale of a small business investment. Profits were improved reflecting the purchase of the WMX minority ownership interest in Consumer Services in exchange for ServiceMaster shares.
  On a consolidated basis, cost of services rendered and products sold increased 7 percent but continued to decline as a percentage of revenue to 77.5 percent in 1996 from 78.1 percent in 1995. This decrease as a percentage of revenue reflects the changing mix of the business as Consumer Services increases in size in relation to the overall business of the Company. The Consumer Services units operate at a higher gross profit margin than the Management Services business units, but incur relatively higher levels of selling and administrative costs.
  Consolidated selling and administrative expenses increased 7 percent over the prior year, but as a percentage of revenue, decreased from 14.1 percent in 1995 to 13.9 percent in 1996, reflecting good cost controls and improved efficiencies.
  Overall operating income margins continue to reflect effective leveraging and rapid growth in higher margin businesses, improving to 8.5 percent of revenues compared to 7.9 percent in 1995.
  Interest income increased over prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on several sales of marketable securities during the year. Interest expense increased over the prior year, reflecting increased borrowings relating to acquisitions and treasury share purchases. The decrease in minority interest expense primarily reflects the purchase from WMX of the minority interest in the Consumer Services business segment in December 1995.


1997 Financial Position
-----------------------

  The Company continued to exhibit its excellent cash generating ability, with cash flows from operations increasing 9 percent to $372 million and free operating cash flows (defined as cash flows from operations less property additions) increasing 9 percent to $326 million. The Company's free operating cash flows represent the cash available for enhancing shareholder value (e.g., acquisitions, dividends and share repurchases) after financing the growth of existing business units. Cash flows from the operating segments grew at strong double digit rates and were partially offset by increased interest expense relating to the WMX transaction. The Company's free operating cash flows have consistently exceeded recurring net income as a result of relatively low working capital and fixed asset requirements, combined with the effects of noncash charges for depreciation and amortization.
  Cash and marketable securities totaled approximately $124 million at December 31, 1997. Debt levels increased despite strong operating cash flows due to the repurchase of WMX's 19 percent ownership interest in the Company for $626 million and acquisitions. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company. In addition, the Company had $450 million of unused commitment on its revolving bank facility at December 31, 1997.
  On February 24, 1997, the Company completed the acquisition of Barefoot Inc. (Barefoot), the second largest professional residential lawn care service company in the United States. The aggregate value of this transaction was approximately $237 million with the payment consisting of $146 million of shares and the remainder in cash.
  On August 11, 1997, the Company acquired Certified Systems, Inc. (CSI), one of the nation's largest professional employer organizations. CSI provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans.
  Subsequent to year-end, ServiceMaster acquired Rescue Industries, Inc. which operates under the trade name Rescue Rooter. Rescue Rooter is one of the largest companies in America specializing in plumbing and drain cleaning services.
  On April 1, 1997, ServiceMaster repurchased the entire 19 percent ownership interest that WMX had held in the Company for approximately $626 million. WMX had owned 40.7 million restricted shares of ServiceMaster and also had an option to purchase an additional 2.8 million shares which was canceled as part of the transaction. This transaction was immediately additive to earnings per share and provided significant, incremental tax benefits to the Company.
  In April, the Company also entered into a committed $1 billion multi-currency revolving credit agreement, which includes a five-year revolving credit facility of $750 million and a 364-day revolving credit facility of $250 million with a one-year term loan option (two-year total term).
  On July 28, 1997, ServiceMaster filed a Form S-3 shelf registration statement with the Securities and Exchange Commission providing for the sale of up to $950 million in either unsecured senior debt securities or equity interests. On August 14, 1997, the Company completed a $300 million dual-tranche debt offering consisting of $100 million, 6.95 percent notes due August 15, 2007 and $200 million, 7.45 percent notes due August 15, 2027. On March 2, 1998, the Company completed a $300 million dual-tranche offering of unsecured senior notes consisting of $150 million, 7.10 percent notes due March 1, 2018 and $150 million, 7.25 percent notes due March 1, 2038. The net proceeds of these offerings were used to refinance borrowings under bank credit facilities, thereby reducing the Company's exposure to short-term interest rate fluctuations.
  Proceeds from future offerings will be used for general corporate purposes, which may include repayment of debt, repurchase of shares, acquisitions, capital expenditures and working capital requirements. No decision has been made relating to the potential future sale of other securities from the shelf. Any future decisions will depend on the Company's capital needs and market conditions at the time.
  Because certain computer programs use two digits rather than four to define the applicable year, many systems may not function properly beyond the year 1999. In addition, certain systems are unable to recognize the year 2000 as a leap year. The Company has conducted a review of its computer systems to identify those that could be affected by the year 2000 problem, and has determined that it will be required to replace or remediate many of its systems to facilitate their continuing reliable operation. The Company currently believes that expenses directly related to this effort are not expected to have a material impact on the results of its operations.
  Although  the Company  believes  that  critical  remediation  efforts  will be completed prior to the year 2000, the untimely completion of these efforts could, in certain circumstances, have a material adverse effect on the operations of the Company. In addition, the Company is in the process of establishing whether the external parties and systems with which the Company interacts and external systems for which the Company has certain maintenance responsibilities are in compliance and whether non-compliance could have a material adverse impact on the Company.
  Accounts receivable and inventories increased reflecting general business growth and the acquisition of Barefoot. The increases in prepaid expenses and other assets resulted from the strong growth at American Home Shield, where initial direct contract costs are capitalized and expensed over the life of the service contract, and the recording of deferred tax assets related to the conversion to corporate form. Intangible assets have grown primarily due to the acquisition of Barefoot, CSI, and other smaller companies. Property and equipment increased primarily due to acquisitions and general business growth. The Company does not have any material capital commitments at this time. Notes receivable and other long-term assets increased due to the deferred tax assets discussed above.
  Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield and an increase in customer prepayments at TruGreen-ChemLawn.
  At the end of 1997, there were no minority ownership interests in subsidiary entities, and the General Partners' interests in the parent entities were eliminated upon reincorporation.
  Total shareholders' equity decreased to $524 million in 1997 from $797 million at December 31, 1996, reflecting the repurchase of shares previously owned by WMX and other treasury share repurchases and cash distributions. This reduction was partially offset by strong growth in earnings, shares issued to acquire Barefoot, and the gain recorded related to establishing the deferred tax assets created upon reincorporation. The Company continues to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorization previously granted by the Board of Directors. As of December 31, 1997, there was $39 million of authorization remaining.
  At year end, the aggregate market value of the Company's outstanding shares exceeded $5 billion. An investor who held their shares for the entire year realized a total return on their investment of 71 percent in 1997, exceeding market averages. ServiceMaster shareholders have also experienced compounded total returns exceeding 20 percent annually over the last five-, 10- and 20-year periods.
  Cash distributions paid directly to shareholders totaled $89 million, or $.46 2/3 per share, a 6 percent per share increase over the prior year. The total amount of cash distributions, including payments made to the shareholders' trust described below, increased 6 percent to approximately $156 million.
  Several years ago, the Company adopted a pattern of annual increases in direct distributions to shareholders for the remaining term of the Partnership. In corporate form, the Company expects to continue to increase its dividend payment. The timing and amount of future dividends will be at the discretion of the Board of Directors and will depend on, among other things, the Company's corporate finance objectives and cash requirements. The Company has announced its intended cash distribution for 1998 of $.49 per share.
  In 1993, ServiceMaster established a trust for the benefit of Partnership shareholders. Each year, the trust was allocated the portion of the Partnership's taxable income which exceeded the level of direct cash dividends, thereby reducing the taxable income of partnership shareholders. The trust received cash payments from the Partnership in amounts sufficient to pay its income tax obligations on this allocated taxable income. Cash distributions made to the trust totaled $65 million in 1997 and $50 million in 1996. The trust was terminated upon reincorporation and has no residual resources or obligations except for its final income tax payment.
  The return to corporate form is not expected to impact the enterprise's future liquidity and capital resources materially. As a corporation, the Company is responsible for the payment of corporate federal and state income taxes. Nonetheless, the increased cash requirements related to corporate income taxes will be significantly offset by the elimination of cash payments to the Partnership's shareholder trust and the annual cash benefit resulting from the step-up in tax basis in the enterprise's assets realized upon reincorporation.
  In addition, management expects that the Company will not be required to pay federal income taxes resulting from its 1998 earnings until March of 1999. At that time, the Company will be responsible for its 1998 obligation and will begin making estimated payments for its 1999 obligations.
  The following table presents net income before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow used by many of ServiceMaster's investors and lenders. Many of the Company's existing long-term debt arrangements require it to maintain specified levels of EBITDA. Management believes that EBITDA is another measure which demonstrates the exceptional cash-generating abilities of the Company's businesses.




(In thousands, except percentage data)                    1997          1996         1995         1994         1993
-------------------------------------------------------------------------------------------------------------------

Net income .......................................   $ 329,076     $ 245,140    $ 172,019    $ 139,883    $ 145,947
Depreciation......................................      45,392        41,658       38,332       32,885       29,674
Amortization......................................      47,670        37,348       27,656       21,323       20,282
Tax benefit relating to change in tax status .....     (65,000)         --           --           --           --
Gain on issuance of subsidiary shares ............        --            --           --           --        (30,200)
                                                     ---------     ---------    ---------    ---------    ---------
Cash income ......................................     357,138       324,146      238,007      194,091      165,703
Interest expense..................................      76,447        38,298       35,855       31,543       32,483
Tax provision (while organized as a partnership ..      10,203         7,257        5,588        2,755        2,146
                                                     ---------     ---------    ---------    ---------    ---------
EBITDA ...........................................   $ 443,788     $ 369,701    $ 279,450    $ 228,389    $ 200,332
                                                     =========     =========    =========    =========    =========
Growth over prior period .........................          20%           32%          22%          14%          15%



  EBITDA should not be considered an alternative to net income in measuring the Company's performance, or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

In accordance with the Private Securities Litigation Reform Act of 1995, the Company notes that statements that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company's actual results of operations. Factors which could cause actual results to differ materially include the following (among others): weather conditions adverse to certain of the Company's Consumer Services businesses, the entry of additional competitors in any of the markets served by the Company, labor shortages, consolidation of hospitals in the healthcare market, the condition of the U.S. economy, and other factors listed from time to time in the Company's filing with the Securities and Exchange Commission.

Eleven Year Financial Summary

The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal and state income taxes, as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in all years. The pro forma provision for income taxes has been calculated assuming that the corporation's effective tax rate was approximately 40 percent of pretax earnings.


(In thousands, except per share and percentage data)
                                                             1997          1996          1995
                                                          ----------    ----------    ----------
Operating Results
Operating revenue ................................        $3,961,502    $3,458,328    $3,202,504
Cost of services rendered and products sold ......         3,058,160     2,681,008     2,499,700
Selling and administrative expenses ..............           559,409       482,102       450,937
                                                          ----------    ----------    ----------
Operating income (Note 2) ........................           343,933       295,218       251,867
                                                          ----------    ----------    ----------
    Percentage of operating revenu ...............               8.7%          8.5%          7.9%
Non-operating expense ............................            69,654        42,821        74,260
Provision for income taxes .......................            10,203         7,257         5,588
                                                          ----------    ----------    ----------
Partnership net income (before
            corporate conversion-Note 2)                  $  264,076    $  245,140    $  172,019
                                                          ==========    ==========    ==========
    Percentage of operating revenue ..............               6.7%          7.1%          5.4%
Tax benefit relating to change in tax status .....            65,000           ---           ---
                                                          ----------    ----------    ----------
Net income .......................................        $  329,076    $  245,140    $  172,019
                                                          ==========    ==========    ==========

Pro forma corporate net income ...................        $  163,470    $  150,429    $  105,854
                                                          ==========    ==========    ==========
    Percentage of operating revenue ..............               4.1%          4.3%          3.3%


Pro forma Corporate earnings per share (Notes 1 and 2):
    Basic ........................................        $     0.86    $     0.71    $     0.61
    Diluted ......................................        $     0.82    $     0.69    $     0.59

Shares used to compute basic net income per share            190,629       211,587       173,588
Shares used to compute diluted net income per share          199,760       220,286       182,135

Cash distributions to shareholders ...............        $     0.47    $     0.44    $     0.42

Share price range:
    High price ...................................        $    29.50    $    17.75    $    13.50
    Low price ....................................        $    16.38    $    12.92    $     9.56

Financial Position (at year end)
Current assets ...................................        $  594,084    $  499,334    $  393,239
Current liabilities ..............................           558,177       425,552       372,930
Working capital ..................................            35,907        73,782        20,309
Current ratio ....................................             1.1-1         1.2-1         1.1-1
Total assets .....................................        $2,475,224    $1,846,841    $1,649,890
Non-current liabilities ..........................         1,392,609       607,614       517,603
Minority interest ................................               ---        16,908        12,697
Deferred gain ....................................               ---           ---           ---
Shareholders' equity .............................           524,438       796,767       746,660

Percentage return on weighted average shareholders' equity        43%           32%           46%
Shares outstanding, net of treasury shares and
    share subscriptions ..........................           186,629       213,597       214,227

Note 1:
Pro forma net income per share is presented above, the Company's historical net income per share as a partnership for the last five years was as follows:
                                       1997           1996          1995           1994          1993
                                       ----           ----          ----           ----          ----
           EPS:Basic              $    1.73      $    1.16     $    0.99      $    0.82     $    0.68
               Diluted            $    1.66      $    1.12     $    0.95      $    0.80     $    0.67

All share and per share data reflect the three-for-two share splits in 1997, 1996, 1993 and 1992.

Eleven Year Financial Summary
(In thousands, except per share and percentage data)

       1994          1993         1992           1991         1990          1989          1988          1987
   ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
   $2,985,207    $2,758,859    $2,488,854    $2,109,941    $1,825,750    $1,609,267    $1,531,276    $1,425,316
    2,356,435     2,192,684     2,021,010     1,762,700     1,545,527     1,387,448     1,327,128     1,228,885
      414,746       393,131       326,477       225,814       177,941       129,035       118,275       116,938
   ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
      214,026       173,044       141,367       121,427       102,282        92,784        85,873        79,493
   ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
          7.2%          6.3%          5.7%          5.8%          5.6%          5.8%          5.6%          5.6%
       71,388        55,151        45,740        39,860        30,397        24,016        21,247        19,492
        2,755         2,146         1,233         1,426         2,332           721            --            --
   ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
   $  139,883    $  115,747    $   94,394    $   80,141    $   69,553    $   68,047    $   64,626    $   60,001
   ==========    ==========    ==========    ==========    ==========    ==========    ==========    ==========
          4.7%          4.2%          3.8%          3.8%          3.8%          4.2%          4.2%          4.2%
          ---           ---           ---           ---           ---           ---           ---           ---
   ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
   $  139,883    $  115,747    $   94,394    $   80,141    $   69,553    $   68,047    $   64,626    $   60,001
   ==========    ==========    ==========    ==========    ==========    ==========    ==========    ==========

   $   85,012    $   70,264    $   56,994    $   48,614    $   42,843    $   40,986    $   38,517    $   35,761
   ==========    ==========    ==========    ==========    ==========    ==========    ==========    ==========
          2.8%          2.5%          2.3%          2.3%          2.3%          2.5%          2.5%          2.5%


   $     0.50    $     0.42    $     0.34    $     0.30    $     0.27     $    0.25    $     0.24    $     0.23
   $     0.48    $     0.40    $     0.33    $     0.30    $     0.27     $    0.25    $     0.24    $     0.22

      170,433       169,279       166,552       160,184       159,820       163,372       160,193       157,540
      177,928       177,487       175,294       168,386       162,025       166,146       163,772       161,610

   $     0.41    $     0.40    $     0.39    $     0.38    $     0.37     $    0.35    $     0.33    $     0.30

   $    12.61    $    13.78    $     8.85    $     7.70    $     4.69     $    4.79    $     5.56    $     6.25
   $     9.56    $     7.83    $     6.52    $     4.33    $     3.90     $    4.17    $     4.40    $     4.32

   $  331,045    $  291,325    $  257,542    $  217,517    $  237,262    $  219,661    $  203,925    $  128,804
      304,395       244,552       206,755       157,458       158,046       135,375        76,908        59,993
       26,650        46,773        50,787        60,059        79,216        84,286       127,017        68,811
        1.1-1         1.2-1         1.2-1         1.4-1         1.5-1         1.6-1         2.7-1         2.1-1
   $1,230,839    $1,122,461    $1,005,531    $  843,660    $  796,935    $  593,693    $  485,492    $  371,104
      483,906       471,177       511,211       376,638       372,052       410,056       346,970       260,267
      135,272       117,513        77,906        78,229        55,636         9,174        10,186         8,660
         --            --            --         109,354       115,195          --            --            --
      307,266       289,219       209,659       121,981        96,006        39,088        51,428        42,184

           47%           46%           54%           74%          130%          139%          135%          166%

      170,946       171,934       170,258       162,351       161,960       153,597       157,977       157,314


Note 2:
In the above presentation, the operating results in the years from 1990 through 1993, have been stated to exclude gains on issuance of subsidiary shares, restructuring and unusual charges and the change in accounting for post retirement benefits. The results on a basis which includes these items are as follows:

                                                        1993          1992        1991         1990
                                                      --------      -------    --------      -------
Operating income.................................     $173,044      $62,432    $121,427      $95,782
Pro forma corporate net income...................      $88,263      $73,486     $52,095      $50,889
EPS:  Basic......................................        $0.52        $0.44       $0.33        $0.32
      Diluted....................................        $0.51        $0.43       $0.32        $0.32


Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20 percent, but less than 50 percent, are accounted for under the equity method. Certain immaterial 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

Revenues: Revenues from lawn care, termite, and pest control services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.
  Home warranty contract fees are recognized as revenues ratably over the life of the contract. Customers' coverage under home warranty contracts is on a "claims made" basis and contract costs are expensed as incurred.
  Revenues from management services are recognized as services are rendered and consist of contract fees which reflect the total price of such services. Where the Company principally uses people who are employees of the facility, the payroll costs for such employees are charged to the Company by the facility and are included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company.
  Revenues from the professional employer organization (PEO) are recognized as the services are rendered. Consistent with PEO industry practice, revenues include the gross amount billed to clients which includes payroll and other direct costs.

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 1997. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Intangible assets consist primarily of trade names ($183 million), covenants not to compete ($34 million) and goodwill ($1.3 billion). These assets are amortized on a straight-line basis over their estimated useful lives as follows: trade names - 40 years; covenants not to compete - 10 to 20 years; and goodwill - 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. If the undiscounted future cash flows had been less than the carrying amount of the asset, an impairment loss would have been recognized based on the asset's fair value, and the carrying amount of the asset would have been reduced accordingly.

Income Taxes: The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Earnings Per Share: The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share and is based on the weighted average number of common shares outstanding during the year. Shares potentially issuable under option and convertible debentures which are dilutive in nature have been considered outstanding for purposes of the diluted earnings per share calculation.

Report of Independent Public Accountants
To the Shareholders of
The ServiceMaster Company

  We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois,
January 26, 1998


Statements of Income
(In thousands, except per share data)
                                                                          Years Ended December 31,
                                                                      1997          1996          1995
----------------------------------------------------------------------------------------------------------
Operating Revenue ............................................   $ 3,961,502    $ 3,458,328    $ 3,202,504

Operating Costs and Expenses:
Cost of services rendered and products sold ..................     3,058,160      2,681,008      2,499,700
Selling and administrative expenses ..........................       559,409        482,102        450,937
                                                                 -----------    -----------    -----------

Total operating costs and expenses ...........................     3,617,569      3,163,110      2,950,637
                                                                 -----------    -----------    -----------

Operating Income .............................................       343,933        295,218        251,867

Non-operating Expense (Income):
Interest expense .............................................        76,447         38,298         35,855
Interest and investment income ...............................       (14,304)       (10,183)        (7,310)
Minority interest, including General Partners' 2 percent
 interest which totaled $5,362 in 1997,
  $4,977 in 1996, and $3,505 in 1995 .........................         7,511         14,706         45,715
                                                                  ----------     ----------     ----------
Income before Income Taxes ...................................       274,279        252,397        177,607

Provision for income taxes (1) ...............................        10,203          7,257          5,588
Tax benefit relating to change in tax status .................        65,000            ---            ---
                                                                  ----------     ----------     ----------
Net Income (1) ...............................................   $   329,076    $   245,140    $   172,019
                                                                 ===========    ===========    ===========


Pro forma Information:

Income before Income Taxes ...................................   $   274,279    $   252,397    $   177,607
Corporate provision for income taxes (1)  ....................       110,809        101,968         71,753
                                                                 -----------    -----------    -----------
Net Income ...................................................   $   163,470    $   150,429    $   105,854
                                                                 ===========    ===========    ===========


Basic Net Income Per Share (1 and 2)..........................         $0.86          $0.71          $0.61
Diluted Net Income Per Share (1 and 2)........................         $0.82          $0.69          $0.59


(1) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal and state income taxes. Its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company was a taxable corporation in 1997, 1996 and 1995. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pretax earnings. The Company's historical net income per share as a Partnership was as follows:
           Before One-Time Tax Benefit                  Actual
             1997     1996    1995              1997     1996     1995
            ----------------------             -----------------------
 Basic      $1.39    $1.16    $.99             $1.73    $1.16     $.99
 Diluted    $1.33    $1.12    $.95             $1.66    $1.12     $.95

(2) The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. Basic earnings per share are calculated based on 190,629 shares in 1997, 211,587 shares in 1996 and 173,588 in 1995 while diluted earnings per share are calculated based on 199,760 shares in 1997, 220,286 shares in 1996 and 182,135 in 1995. All share and per share data reflect the three-for-two share splits in June 1997 and June 1996.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.


Statements of Financial Position
(In thousands)
                                                                                        As of December 31,
                                                                                       1997          1996
                                                                                  -----------    -----------
Assets
Current Assets:
Cash and cash equivalents .....................................................   $    64,876    $    72,009
Marketable securities .........................................................        59,248         42,404
Receivables, less allowances of $32,221 in 1997 and $26,287 in 1996 ...........       299,138        270,401
Inventories ...................................................................        48,157         43,529
Prepaid expenses and other assets .............................................       122,665         70,991
                                                                                  -----------    -----------
  Total current assets ........................................................       594,084        499,334
                                                                                  -----------    -----------

Property, Plant, and Equipment, at Cost:
Land and buildings ............................................................        46,632         47,536
Equipment .....................................................................       316,021        273,177
                                                                                  -----------    -----------
                                                                                      362,653        320,713
Less:  accumulated depreciation ...............................................       204,383        174,313
                                                                                  -----------    -----------
Net property, plant, and equipment ............................................       158,270        146,400
                                                                                  -----------    -----------

Other Assets:
Intangible assets, primarily trade names and goodwill,
  less accumulated amortization of $218,293 in 1997 and $170,623 in 1996 ......     1,563,309      1,098,466
Notes receivable, long-term securities, and other assets ......................       159,561        102,641
                                                                                  -----------    -----------
   Total Assets ...............................................................   $ 2,475,224    $ 1,846,841
                                                                                  ===========    ===========

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable ..............................................................   $    84,673    $    66,025
Accrued liabilities:
  Payroll and related expenses ................................................        85,315         69,136
  Insurance and related expenses ..............................................        55,909         43,675
  Other .......................................................................       129,443         92,756
Deferred revenues .............................................................       181,298        138,339
Current portion of long-term obligations ......................................        21,539         15,621
                                                                                  -----------    -----------
  Total current liabilities ...................................................       558,177        425,552
                                                                                  -----------    -----------

Long-Term Debt ................................................................     1,247,845        482,315
Other Long-Term Obligations ...................................................       144,764        125,299

Commitments and Contingencies (see Notes)

Minority and General Partners' Interests
  including General Partners' interest $1,604 in 1996 .........................          --           16,908

Shareholders' Equity
Partnership equity ............................................................          --          862,625
Common stock $0.01 par value, authorized 1 billion shares; issued and
  outstanding 186,629 shares ..................................................         1,866           --
Additional paid - in capital ..................................................       519,424           --
Retained earnings .............................................................        65,000           --
Restricted stock ..............................................................        (4,270)        (5,858)
Treasury stock ................................................................       (57,582)       (60,000)
                                                                                  -----------    -----------
   Total shareholders' equity .................................................       524,438        796,767
                                                                                  -----------    -----------
Total Liabilities and Shareholders' Equity ....................................   $ 2,475,224    $ 1,846,841
                                                                                  ===========    ===========

See accompanying Summary of Significant Accounting Policies and
 Notes to the Consolidated Financial Statements.


Statements of Cash Flows
(In thousands)
                                                                          Years Ended December 31,

                                                                        1997        1996         1995
-------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents at January 1...........................   $  72,009    $  23,113    $  14,333

Cash Flows from Operations:
Net Income ......................................................     329,076      245,140      172,019
    Adjustments to reconcile net income to
    net cash provided from operations:
      Depreciation...............................................      45,392       41,658       38,332
      Amortization...............................................      47,670       37,348       27,656
      Deferred tax asset recorded upon reincorporation ..........     (65,000)         ---          ---
    Change in working capital, net of acquisitions:
      Receivables ...............................................      (6,853)     (19,084)     (28,503)
      Inventories and other current assets ......................     (14,210)     (12,666)     (16,209)
      Accounts payable ..........................................       5,603       10,302       10,773
      Deferred revenues .........................................      30,012       17,602       19,691
      Accrued liabilities .......................................         (82)      13,140       24,287
    Minority interest and other, net ............................         281        7,946       49,379
                                                                    ---------    ---------    ---------
Net Cash Provided from Operations ...............................     371,889      341,386      297,425
                                                                    ---------    ---------    ---------

Cash Flows from Investing Activities:
    Property additions ..........................................     (46,232)     (42,952)     (44,624)
    Business acquisitions, net of cash acquired .................    (233,689)     (58,473)     (42,763)
    Net purchases of investment securities ......................     (16,753)     (20,075)      (6,820)
    Payments to sellers of acquired businesses ..................      (4,723)      (3,742)      (2,908)
    Sale of equipment and other assets ..........................       4,134        2,664        2,250
    Notes receivable and financial investments ..................      (3,593)       3,304      (12,250)
    Proceeds from sale of businesses ............................        --          4,526       23,255
                                                                    ---------    ---------    ---------
Net Cash Used for Investing Activities ..........................    (300,856)    (114,748)     (83,860)
                                                                    ---------    ---------    ---------

Cash Flows from Financing Activities:
    Long-term borrowings, net ...................................     888,528      123,732       96,067
    Payment of borrowings and other obligations .................    (160,155)     (82,857)     (85,945)
    Purchase of ServiceMaster shares ............................    (657,191)     (76,556)     (58,500)
    Distributions to shareholders and shareholders' trust .......    (155,883)    (146,520)    (127,070)
    Proceeds from employee share option plans ...................       6,526        6,835        3,183
    Distributions to holders of minority interests ..............        (542)      (3,074)     (32,794)
    Other .......................................................         551          698          274
                                                                    ---------    ---------    ---------
Net Cash Used for Financing Activities ..........................     (78,166)    (177,742)    (204,785)
                                                                    ---------    ---------    ---------
Cash Increase (Decrease) During the Year ........................      (7,133)      48,896        8,780
                                                                    ---------    ---------    ---------
Cash and Cash Equivalents at December 31 ........................   $  64,876    $  72,009    $  23,113
                                                                    =========    =========    =========


See accompanying Summary of Significant Accounting Policies and
 Notes to the Consolidated Financial Statements.


Statements of Shareholders' Equity
(In thousands)



                                                         Corporate Equity
                                                 ----------------------------------
                                                           Additional                  Limited
                                                 Common     Paid - in     Retained     Partners'    Treasury   Restricted    Total
                                                  Stock      Capital      Earnings      Equity       Shares      Shares      Equity
-----------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1994 ....................$    ---   $      ---   $      ---    $  364,673    $ (48,497)  $ (8,910)  $ 307,266


Net income 1995 ...............................     ---          ---          ---       172,019          ---        ---     172,019
Shareholder distributions .....................     ---          ---          ---      (127,070)         ---        ---    (127,070)
Shares issued under option, subscription, and
 grant plans and other (435 shares) ...........     ---          ---          ---        13,965        2,431      1,361      17,757
Treasury shares purchased and related
 costs (4,883 shares)..........................     ---          ---          ---           ---      (58,500)       ---     (58,500)
Shares issued for the acquisition of Consumer
 Services minority interest (40,741 shares) ...     ---          ---          ---       265,227       91,161        ---     356,388
Shares issued for the acquisition of the
 TruGreen-ChemLawn minority interest
 (6,354 shares) and other acquisitions ........     ---          ---          ---        78,800          ---        ---      78,800
                                                -------    ---------    ---------     ---------    ---------   --------    --------

Balance, December 31, 1995 ....................$    ---    $     ---    $     ---    $  767,614    $ (13,405)  $ (7,549)  $ 746,660


Net income 1996 ...............................     ---          ---          ---       245,140          ---        ---     245,140
Shareholder distributions .....................     ---          ---          ---      (146,520)         ---        ---    (146,520)
Shares issued under option, subscription, and
 grant plans and other (2,453 shares) .........     ---          ---          ---        (6,713)       2,506      1,691      (2,516)
Treasury shares purchased and related costs
 (5,157 shares) ...............................     ---          ---          ---           ---      (76,556)       ---     (76,556)
Shares issued for acquisitions ................     ---          ---          ---         3,104       27,455        ---      30,559
                                               --------    ---------    ---------     ---------    ---------    -------    --------

Balance, December 31, 1996 ....................$    ---    $     ---    $     ---    $  862,625    $ (60,000)  $ (5,858)  $ 796,767


Net income 1997 ...............................     ---          ---       65,000       264,076          ---        ---     329,076
Shareholder distributions .....................     ---          ---          ---      (155,883)         ---        ---    (155,883)
Shares issued under option, debentures, and
 grant plans and other (4,319 shares) .........     ---          ---          ---        20,151        3,511      1,588      25,250
Treasury shares repurchased from
 WMX (40,741 shares)...........................     ---          ---          ---      (625,978)         ---        ---    (625,978)
Treasury shares purchased and related
 costs (1,347 shares) .........................     ---          ---          ---           ---      (31,213)       ---     (31,213)
Shares issued for the acquisition of Barefoot,
 Inc. (8,614 shares)and other acquisitions ....     ---          ---          ---       156,299       30,120        ---     186,419
Conversion to corporate form ..................   1,866      519,424          ---      (521,290)         ---        ---         ---
                                               --------    ---------    ---------     ---------    ---------    -------    --------

Balance, December 31, 1997 ....................$  1,866    $ 519,424   $   65,000    $      ---    $ (57,582)  $ (4,270)  $ 524,438
                                               ========    =========   ==========    ==========    =========   ========   =========



All share data  reflect  the  three-for-two  share  splits in June 1997 and June 1996.


See accompanying Summary of Significant Accounting Policies and
  Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Business Unit Reporting
  The business of the Company is conducted through the ServiceMaster Consumer Services, ServiceMaster Management Services, and New Business Development and Parent operating units. The Consumer Services unit provides a variety of specialty services to residential and commercial customers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. Included in this segment for all periods is ServiceMaster Diversified Health Services, which provides management services and other products and services to the long-term care industry and had previously been reported in the New Business Development and Parent unit. The New Business Development and Parent unit includes the newly established ServiceMaster Employer Services, which has been grouped with Parent due to the developmental status of this business. The Employer Services unit provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefits plans. The International operations of the enterprise, which had previously been reported in the New Business Development and Parent operating unit, are now reflected within the Consumer Services and Management Services operating units for all periods.
  Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to Parent based on the revenues or profits of the business unit. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Company's headquarters facility and other investments are included in the identifiable assets of New Business Development and Parent.
  The following information is presented on a pro forma basis as if the Company was a taxable corporation in all years and corporate taxes have been allocated to the segments. The 1996 and 1995 information reflects changes made during the year to the royalty and interest expense allocation methodology between Management Services and Parent. The consolidated results were unaffected by these changes.

                                                                      New Business
                                              Consumer    Management   Development
(In thousands)                                Services     Services    and Parent    Consolidated
                                             ----------   ----------  ------------   -------------
 1997
Operating revenue ........................   $1,662,519   $2,113,598   $  185,385    $3,961,502
                                             ----------   ----------   ----------    ----------
Operating income .........................      234,714       96,067       13,152       343,933
                                             ----------   ----------   ----------    ----------

Non-operating expenses ...................       27,539        5,028       37,087        69,654
Income before income taxes ...............      207,175       91,039      (23,935)      274,279
Corporate provision for income taxes .....       83,699       36,780       (9,670)      110,809
                                             ----------   ----------   ----------    ----------
Pro forma corporate net income ...........   $  123,476   $   54,259   $  (14,265)   $  163,470
                                             ==========   ==========   ==========    ==========

Identifiable assets at December 31, 1997 .   $1,785,932   $  420,185   $  269,107    $2,475,224
Depreciation and amortization expense ....   $   63,261   $   26,120   $    3,681    $   93,062
Capital expenditures .....................   $   19,488   $   25,056   $    1,688    $   46,232

 1996

Operating revenue ........................   $1,461,696   $1,982,687   $   13,945    $3,458,328
                                             ----------   ----------   ----------    ----------
Operating income .........................      185,895       97,264       12,059       295,218
                                             ----------   ----------   ----------    ----------

Non-operating expenses ...................       14,233        6,249       22,339        42,821
Income before income taxes ...............      171,662       91,015      (10,280)      252,397
Corporate provision for income taxes .....       69,352       36,770       (4,154)      101,968
                                              ---------   ----------   ----------    ----------
Pro forma corporate net income ...........   $  102,310   $   54,245   $   (6,126)   $  150,429
                                             ==========   ==========   ==========    ==========

Identifiable assets at December 31, 1996 .   $1,394,177   $  357,882   $   94,782    $1,846,841
Depreciation and amortization expense ....   $   52,446   $   23,855   $    2,705    $   79,006
Capital expenditures .....................   $   19,915   $   21,676   $    1,361    $   42,952

 1995

Operating revenue ........................   $1,289,835   $1,885,926   $   26,743    $3,202,504
                                             ----------   ----------   ----------    ----------
Operating income .........................      155,098       85,390       11,379       251,867
                                             ----------   ----------   ----------    ----------

Non-operating expenses ...................       15,751        7,964       50,545        74,260
Income before income taxes ...............      139,347       77,426      (39,166)      177,607
Corporate provision for income taxes .....       56,296       31,280      (15,823)       71,753
                                             ----------   ----------   ----------    ----------
Pro forma corporate net income ...........   $   83,051   $   46,146   $  (23,343)   $  105,854
                                             ==========   ==========   ==========    ==========

Identifiable assets at December 31, 1995     $1,239,599   $  340,194   $   70,097    $1,649,890
Depreciation and amortization expense ....   $   42,205   $   21,492   $    2,291    $   65,988
Capital expenditures .....................   $   18,563   $   20,611   $    5,450    $   44,624


Reincorporation
  Most operations of ServiceMaster and its subsidiary partnerships have been conducted since 1986 free of federal corporate income tax. The Internal Revenue code would have imposed federal corporate tax on ServiceMaster's operations beginning in 1998. In January 1992, in anticipation of this change, the Partnership's shareholders approved a tax-free plan of reorganization to return to corporate form.
  The ServiceMaster Company was created as part of this plan. The reorganization became effective December 26, 1997 and was structured as a merger in which The ServiceMaster Company became the successor entity through which the public now invests in ServiceMaster. (The term "the Company" or "ServiceMaster" is used to collectively refer to the Partnership and its successor corporation, The ServiceMaster Company.) At the time of reincorporation each outstanding limited partnership share was converted into one share of $0.01 par value common stock. No federal income taxes were imposed on the shareholders of the Partnership as a result of the reincorporation.
  Pro forma information has been presented in the accompanying financial statements in order to compare the continuing results of operations as if the Company had been a taxable entity in 1997, 1996 and 1995. The pro forma provision has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings. Management currently estimates that the effective tax rate in the years following reincorporation will also be approximately 40 percent. This estimate may differ from the actual effective tax rate following reincorporation due to changes in circumstances, statutory tax rates, acquisitions, etc.
  Prior to December 26, 1997, The ServiceMaster Limited Partnership held as its only asset a 99 percent interest in the profits, losses, and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owned and operated the ServiceMaster business. The Managing General Partner was ServiceMaster Management Corporation, which held a one percent interest in the income of both Partnerships. As a result of the reorganization, The ServiceMaster Company owns all of the general and limited partnership interests in the Partnership. No payment or equity issuance was made to the Managing General Partner in connection with the reorganization except for the pay out of any income allocated to its capital account prior to reincorporation.

Income Taxes
  Prior to reincorporation, the Partnership (a publicly-traded partnership for federal and state income tax purposes) was not directly subject to income taxes. Since December 31, 1986 most of ServiceMaster's income or loss was allocated directly to the partners. However, the Partnership had certain subsidiaries which operated in corporate form, including American Home Shield, its home health care businesses, and certain international operations. These corporate form subsidiaries were subject to normal federal and state corporate income taxes. Additionally, several of the Partnership's subsidiaries were subject to state partnership business taxes and foreign business and income tax payments which account for a significant portion of the provision for income taxes that was previously reflected in the Partnership's consolidated income statement.
  As a result of the reincorporating merger, the Company recognized a step-up in the tax basis of certain assets, that will be amortized against the taxable income of the surviving enterprise in future years. As the reincorporation was structured as a merger of affiliated entities, it did not have an impact on the "book basis" of ServiceMaster's assets which are reflected in the accompanying audited financial statements. As a result of the reincorporation, the Company recorded deferred tax assets that represent the difference between the book and tax basis of the enterprise. This resulted in the recognition of deferred tax assets on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual benefit to the Company of the basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of cash tax payments of exceeding $25 million per annum for 15 years.
  The pro forma provision for income taxes estimated at 40 percent differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax earnings primarily as a result of state income taxes, net of the federal tax benefit.
  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable income. The Company's deferred taxes include the deferred taxes created upon the conversion to corporate form as well as the deferred taxes of the Company's subsidiaries which already operated in corporate form prior to the Company's conversion. Significant components of the Company's deferred tax assets at December 31, 1997 are as follows:

(in thousands)
Deferred tax assets:

  Current:
  Accounts receivable allowance       $  12,000
  Accrued expenses                       21,500

  Long-Term:
  Long-term assets                        5,000
  Insurance expenses                     33,100
                                      ---------
Net deferred tax assets               $  71,600
                                      =========

Acquisitions and Sales
  Acquisitions have been accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair market values as of the acquisition dates.
  On February 24, 1997, the Company acquired Barefoot Inc., the second largest professional residential lawn care services company in the United States. The Company paid approximately $237 million by issuing 8.6 million shares and paying $91 million in cash in exchange for all of the Barefoot stock. The excess of the consideration paid over the fair value of the Barefoot business of $254 million was recorded as goodwill which is being amortized on a straight-line basis over 40 years.
  On December 31, 1995, ServiceMaster completed a transaction with Waste Management Inc. (WMX) in which WMX contributed its 27.76 percent interest in Consumer Services to ServiceMaster and, in exchange the Partnership issued approximately 40.7 million unregistered shares and an option to purchase approximately 2.8 million additional shares. This transaction represented a negotiated acceleration of a conversion right previously held by WMX that was first exercisable beginning in 1996. The unregistered shares and the option included a number of voting and trading restrictions, including significant limitations on open market sales, with the Company retaining a right of first refusal. The shares issued to WMX were valued based upon the average market price of unrestricted Company shares at the time the transaction was agreed to and announced, adjusted to reflect the significant voting and trading restrictions on the shares and other considerations. The valuation of these shares issued to WMX was determined in part based on a review performed by an international investment banking firm. The transaction generated approximately $239 million of intangible assets, primarily trade names and goodwill, which are being amortized on a straight-line basis over 40 years.
  On April 1, 1997, the Partnership completed the repurchase of all the restricted shares and the option issued to WMX for $626 million.
 The following schedule represents the unaudited pro forma consolidated results of operations (after reincorporation tax adjustments) as if the Barefoot acquisition and the WMX share repurchase had taken place at the beginning of each period indicated:

(in thousands, except per share data)

                              1997                 1996
                          -----------           ----------
Operating revenue          $3,962,729           $3,562,242
Operating income             $342,282             $320,479
Net income                   $153,295             $132,680
Basic EPS                       $0.84                $0.74
Diluted EPS                     $0.81                $0.71

  During 1997, the Company made several smaller acquisitions which included Certified Systems, Inc. one of the nation's largest professional employer organizations, Orkin's lawn care and plantscaping division and several other lawn care and pest control businesses. The Company also purchased the minority interests of Management and Diversified Health Services for a combination of cash and Company shares, totaling approximately $25 million. The aggregate fair market value of the assets acquired less liabilities assumed for these smaller acquisitions was $196 million, including approximately $267 million of intangible assets, primarily goodwill.
  During 1996, the Company acquired Premier, a provider of management services to the automotive industry, and several other smaller companies, predominately pest control, lawn care and pharmacy management businesses. The aggregate fair value of assets acquired less liabilities assumed was $91 million, including approximately $96 million of intangible assets which are being amortized on a straight-line basis over 40 years.
  In January 1995, Consumer Services acquired the 15 percent minority interest in TruGreen-ChemLawn in exchange for Partnership shares valued at $71 million. This consideration represented 6.4 million shares valued at the quoted market price of the shares at the time of the transaction. In February 1995, the Company sold 80 percent of the Education Food Service business to DAKA

International, Inc. for $20 million. The gain realized on the sale was not material to the overall results for the year.
  Supplemental cash flow information regarding the Company's acquisitions is as follows:


(In thousands)                                              1997          1996           1995
                                                        ----------    ----------     -----------
Fair value of assets acquired .......................   $  590,600    $  134,377     $   502,430
Less liabilities assumed ............................     (157,741)      (43,781)        (24,246)
                                                        ----------    ----------     -----------
Net assets acquired..................................      432,859        90,596         478,184
Less shares issued...................................     (186,419)      (30,559)       (435,188)
Less cash acquired...................................      (12,751)       (1,564)           (233)
                                                        ----------    ----------     -----------
Business acquisitions, net of cash acquired..........   $  233,689    $   58,473     $    42,763
                                                        ==========    ==========     ===========

Long-Term Debt
  Long-term debt includes the following:

(In thousands, except per share data)                        1997                        1996
                                                    ---------------           ----------------
Notes Payable:
6.65%, maturing in 2002 - 2004.....................$         70,000          $          70,000
8.38%, maturing in 1998 - 2001.....................          40,000                     50,000
10.57%, maturing in 1998 - 2000....................          27,000                     36,000
10.81%, maturing in 2000 - 2002....................          55,000                     55,000
7.40%, maturing in 2006............................         125,000                    125,000
6.95%, maturing in 2007............................         100,000                          -
7.45%, maturing in 2027............................         200,000                          -
7.47%, refinanced, refinanced in 1997..............               -                     50,000
9%, convertible at $5.74 per share.................               -                     18,300
6%, subordinated, convertible at $8.30 per share...           3,581                      3,581
Revolving credit facilities .......................         550,000                          -
Other..............................................          98,803                     90,055
Less current portions..............................         (21,539)                   (15,621)
                                                     --------------           ----------------

Total long-term debt...............................$      1,247,845          $         482,315
                                                   ================          =================

  The Company is party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.
  On July 28, 1997, ServiceMaster filed a Form S-3 shelf registration statement with the Securities and Exchange Commission providing for the sale of up to $950 million in either unsecured senior debt securities or equity interests. On August 14, 1997 the Company successfully completed the issuance of two tranches of debt. The first tranche, $100 million of 6.95 percent notes, was priced to yield 6.99 percent and is due August 15, 2007. The second tranche, $200 million of 7.45 percent notes, was priced to yield 7.47 percent and is due August 15, 2027. Subsequent to year end, the Company completed a $300 million dual-tranche offering of unsecured senior notes consisting of $150 million, 7.10 percent notes due March 1, 2018 and $150 million, 7.25 percent notes due March 1, 2038. The net proceeds were used to reduce borrowings under bank credit facilities thereby reducing the Company's exposure to short-term interest rate fluctuations. Proceeds from future offerings will be used for general corporate purposes, which may include repayment of debt, repurchase of shares, acquisitions, capital expenditures and working capital requirements. No decision has been made relating to the potential future sale of other securities from the shelf. Any future decisions will depend on the Company's capital needs and market conditions at the time.
  In September 1996, the Company completed a $125 million private placement of debt at an overall interest rate of 7.40 percent. Proceeds were used to pay down the bank revolving credit facility.
  The Company has a $1 billion multi-currency revolving credit agreement, dated April 1, 1997, which includes a 364 day revolving credit facility of $250 million with a five-year revolving credit facility of $750 million and a one-year term loan option (two-year total term). The line of credit can be used for general Company purposes. The revolving credit facility had $450 million of unused commitment as of December 31, 1997.
  Interest paid was $63 million in 1997, $34 million in 1996, and $34 million in 1995. Average rates paid on the revolving credit facilities were 5.98 percent in 1997 and 5.62 percent in 1996. Future scheduled long-term debt payments are $19 million in 1999, $37 million in 2000, $28 million in 2001 and $32 million in 2002. The $19 million of notes payable due in 1998 are expected to be refinanced by the long-term revolving credit facility in 1998 and therefore are not considered current liabilities.
  Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.3 billion.
  Future long-term noncancelable operating lease payments are $30.1 million in 1998, $21.7 million in 1999, $15.1 million in 2000, $8.4 million in 2001, $4.7 million in 2002, and $6.9 million thereafter. Rental expense for 1997, 1996, and 1995 was $83.9 million, $74.8 million, and $65.4 million, respectively.

Employee Benefit Plans
  Contributions to qualified profit sharing plans were made in the amount of $8.2 million in 1997, $6.9 million in 1996, and $6.2 million in 1995. Under the Employee Share Purchase Plan, the Company contributed $1.1 million in 1997, $1.0 million in 1996, and $0.8 million in 1995. These funds defrayed part of the cost of the shares purchased by employees.


Cash and Marketable Securities
  Marketable securities held at December 31, 1997 and 1996, with a maturity of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. Marketable securities available for current operations are classified as current assets while securities held for noncurrent uses are classified as long-term. The Company's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1997, the aggregate market value of the Company's short- and long-term investments in equity securities was $87 million and the aggregate cost basis was $73 million. There has been no material participation in derivative trading securities in 1997 or 1996. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. Gross gains and losses on such sales were not material in 1997, 1996 or 1995.
  Interest and dividend income received on cash and marketable securities was $8.3 million, $8.0 million, and $6.8 million in 1997, 1996, and 1995, respectively.

Shareholders' Equity
  The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. Upon reincorporation, all Limited Partners' equity was transferred to common stock and additional paid in capital. Earnings after the reincorporation reflect only the tax benefit attributable to the conversion, all other earnings for the year have been included in Limited Partners' equity. The shares underlying the obligations and rights relating to the employee option plans were also converted from partnership shares to corporate stock on a one-for-one basis.
  In 1997, the Company filed a $950 million shelf registration statement with the Securities and Exchange Commission for the sale of unsecured senior debt securities and equity interests. No decision has been made relating to the potential sale of equity securities from the shelf. Any future decision regarding the sale of securities from the shelf will depend on the Company's capital needs and market conditions at the time. On April 1, 1997, the Company bought WMX's entire ownership interest in ServiceMaster for approximately $626 million. This transaction resulted in the Company acquiring the 40.7 million Company shares held by WMX and cancelling WMX's option to purchase an additional
2.8 million Company shares.
  As of December 31, 1997 there were 10,464,000 Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.
  The Company accounts for employee share options under Accounting Principles Board Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), which is an accounting alternative that is permitted but not required, pro forma net income and net income per share would reflect the following:

(in thousands, except per share data)
                                 1997          1996
                                 ----          ----
Net Income:
            As reported (1)      $163,470      $150,429
            SFAS 123 pro forma   $160,966      $149,480
Net Income Per Share:
   Basic     As reported (1)         $.86          $.71
             SFAS 123 pro forma      $.84          $.71
   Diluted   As reported (1)         $.82          $.69
             SFAS 123 pro forma      $.81          $.68

(1)  Corporate form

The SFAS 123 pro forma net income reflects options granted in 1997 and 1996. Since SFAS 123 does not apply to options granted prior to 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years. This primarily relates to the fact that options vest over several years and pro forma compensation cost is recognized as the options vest. In addition, awards may have been granted in earlier years which would have resulted in pro forma compensation cost in 1997.
  The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 1997 and 1996: a risk-free interest rate of 6.3 percent and 5.6 percent, respectively; a volatility rate of 21 percent and 27 percent, respectively; a 3.2 percent distribution yield, in both years; and an average expected life of 7 years. The options granted to employees in 1997 and 1996 have a weighted-average fair value of $4.22 and $3.60, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

A summary of option and grant transactions during the last three years is summarized below:

                                            Share            Price       Weighted-Average     Share           Price
                                           Options           Range       Exercise Price       Grants          Range
------------------------------------------------------------------------------------------------------------------------
Total exercisable and outstanding
  December 31, 1994                       10,565,946   $ 1.09 - 11.45      $  8.22         1,821,977   $    4.30 - 11.33

Transactions  during 1995:
    Granted to employees                        ----             ----         ----            14,625   $   10.17 - 11.95
    Issued to WMX                          2,812,500   $        14.67      $ 14.67               ---                 ---
    Exercised, paid, or vested              (936,002)  $ 1.09 - 11.45      $  6.03          (317,786)  $    4.30 - 11.95
    Terminated or resigned                  (274,170)  $ 1.97 - 11.45      $  5.67           (48,323)  $    4.45 -  4.57
Total exercisable, December 31, 1995       9,355,774   $ 1.09 - 11.45      $  8.19               ---                 ---
Total outstanding, December 31, 1995      12,168,274   $ 1.09 - 14.67      $  9.69         1,470,492   $    4.30 - 11.95

Transactions  during 1996
    Granted to employees                   2,769,750   $13.89 - 16.17      $ 14.11               ---                 ---
    Exercised, paid, or vested            (3,647,097)  $ 1.09 - 11.45      $  8.33          (265,998)  $    4.30 - 11.95
    Terminated or resigned                  (240,183)  $ 4.19 - 11.45      $  5.83               ---                 ---
Total exercisable, December 31, 1996       5,468,494   $ 1.09 - 11.45      $  8.24               ---                 ---
Total outstanding, December 31, 1996      11,050,744   $ 1.09 - 16.17      $ 11.35         1,204,494   $    4.30 - 11.95

Transactions  during 1997
    Granted to employees                   3,530,523   $16.84 - 27.63      $ 17.43               ---                 ---
    Exercised, paid, or vested            (1,261,356)  $ 3.26 - 13.89      $  7.75          (286,973)  $    4.30 - 11.95
    Cancelled, related to WMX             (2,812,500)  $        14.67      $ 14.67               ---                 ---
    Terminated or resigned                  (293,973)  $ 2.96 - 16.83      $ 10.67           (80,117)  $    4.30 - 11.95
Total exercisable, December 31, 1997       4,613,145   $ 1.09 - 16.17      $  9.08               ---                 ---
Total outstanding, December 31, 1997      10,213,438   $ 1.09 - 27.63      $ 12.98           837,404   $    4.30 - 11.95



Options outstanding at December 31, 1997:
        Range of           Number Outstanding        Remaining        Weighted Average      Number Exercisable     Weighted Average
      Exercise Prices         at 12/31/97              Life            Exercise Price          at 12/31/97          Exercise Price
      ---------------         -----------              ----            --------------        --------------         --------------
$     1.09 -  7.70            1,747,859              5.5 years            $    5.52           1,747,859                  $  5.52
$     9.67 - 14.67            4,696,706              8.5 years            $   12.25           2,812,786                  $ 11.15
$    16.17 - 27.63            3,768,873              9.0 years            $   17.34              52,500                  $ 16.17
-----------------------------------------------------------------------------------------------------------------------------------
$     1.09 - 27.63           10,213,438              8.0 years            $   12.98           4,613,145                  $  9.08
-----------------------------------------------------------------------------------------------------------------------------------

Earnings Per Share
  The Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. The difference between primary and basic earnings per share is that basic earnings per share includes no dilution from options, debentures or other financial instruments and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of convertible securities and options to purchase common stock. Diluted earnings per share is comparable to the previously reported fully diluted earnings per share.
  The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation on a pro forma basis. The reconciling items would be identical for actual earnings per share purposes.

                                         For year ended 1997           For year ended 1996             For year ended 1995
                                      --------------------------    -------------------------     ---------------------------
(in thousands, except per share data)  Income    Shares     EPS      Income    Shares     EPS      Income     Shares     EPS
                                      --------  -------    -----    --------  -------   -----     --------   -------   ------
Pro forma Basic EPS                   $163,470  190,629    $0.86    $150,429  211,587   $0.71     $105,854   173,588    $0.61
                                                           -----                        -----                           -----
Effect of Dilutive Securities,
   net of tax
Options                                           5,556                         5,072                          4,866
9% convertible debenture                   986    3,143                  986    3,195                1,002     3,249
6% convertible debenture                   128      432                  129      432                  129       432
                                      --------  -------             --------  -------             --------   -------

Pro forma Diluted EPS                 $164,584  199,760    $0.82    $151,544  220,286   $0.69     $106,985   182,135    $0.59
                                      ========  =======    =====    ========  =======   =====     ========   =======    =====

Quarterly Operating Results
Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, pro forma net income and pro forma basic and diluted net income per share are shown in the table below. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.
  Certain amounts from prior periods have been reclassified to conform with the current presentation.


(Unaudited, in thousands, except per share data)
                                     Percent Incr.           Percent Incr.
                             1997     '97-'96        1996      '96-'95          1995
---------------------------------------------------------------------------------------
Operating Revenue:
First Quarter            $  817,136     10%      $  740,299       5%         $  707,764
Second Quarter            1,010,794     10          916,931       8             852,791
Third Quarter             1,090,114     18          927,227       9             854,383
Fourth Quarter            1,043,458     19          873,871      11             787,566
                         ----------                --------                   ---------
                         $3,961,502     15%      $3,458,328       8%         $3,202,504
Gross Profit:
First Quarter            $  159,991     13%         142,116       6%         $  133,458
Second Quarter              257,260     16          221,505      10             200,728
Third Quarter               257,449     17          219,127      10             199,684
Fourth Quarter              228,642     18          194,572      15             168,934
                         ----------                --------                   ---------
                         $  903,342     16%      $  777,320      11%         $  702,804
Net Income:
First Quarter            $   46,860     16%      $   40,513      40%         $   28,880
Second Quarter               75,707      6           71,264      42              50,160
Third Quarter                75,759     10           68,800      44              47,750
Fourth Quarter              130,750     NA           64,563      43              45,229
                           --------                 -------                    --------
                         $  329,076     34%      $  245,140      43%         $  172,019
Pro forma
 Corporate Net Income:
First Quarter            $   28,982     15%      $   25,188      44%         $   17,494
Second Quarter               46,707      8           43,326      41              30,655
Third Quarter                46,793     11           42,262      43              29,587
Fourth Quarter               40,988      3           39,653      41              28,118
                            -------                 -------                    --------
                         $  163,470      9%      $  150,429      42%         $  105,854
Pro forma Basic
 Net Income Per Share:
First Quarter            $     0.13      8%      $     0.12      20%         $     0.10
Second Quarter                 0.26     24             0.21      17                0.18
Third Quarter                  0.26     30             0.20      18                0.17
Fourth Quarter                 0.22     16             0.19      19                0.16
                              -----                   -----                        ----
                         $     0.86     21%      $     0.71      16%         $     0.61
Pro forma Diluted
 Net Income Per Share:
First Quarter            $     0.13      8%      $     0.12      20%         $     0.10
Second Quarter                 0.25     25             0.20      18                0.17
Third Quarter                  0.25     32             0.19      19                0.16
Fourth Quarter                 0.21     17             0.18      13                0.16
                              -----                   -----                        ----
                         $     0.82     19%      $     0.69      17%         $     0.59
Cash Distributions
 Per Share:
First Quarter            $    .11 1/3    6%      $   .10 2/3      7%         $      .10
Second Quarter                .11 1/3    6           .10 2/3      0                 .10 2/3
Third Quarter                 .12        6           .11 1/3      6                 .10 2/3
Fourth Quarter                .12        6           .11 1/3      6                 .10 2/3
                          -----------               --------                        -------
                         $    .46 2/3    6%      $   .44          5%                .42
Price Per Share:
First Quarter            $18.50 - 16.38          $14.89 - 12.92              $ 11.11 -  9.56
Second Quarter            23.88 - 18.13           15.67 - 13.75                12.11 - 10.50
Third Quarter             29.50 - 22.75           16.50 - 14.33                12.83 - 11.78
Fourth Quarter            29.25 - 21.00           17.75 - 15.83                13.50 - 12.28



All share and per share data reflect the three-for-two share splits in June 1997 and June 1996.