Form 10-K, Exhibit 13
period 1998-03-22
SERVICEMASTER CO
filed 1999-03-29
CIK 1052045

EXHIBIT 13

Management Discussion and Analysis of Financial Condition and Results of Operations

(All share and per share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996)

The terms "Company" and "ServiceMaster" refer to the operations of ServiceMaster Limited Partnership and The ServiceMaster Company, its successor corporation.

1998 Compared with 1997

Revenues increased 19 percent to $4.7 billion through a combination of acquisitions and solid growth from base operations. Approximately eight percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in existing service lines, primarily lawn care and pest control, with another six percent coming from platform acquisitions primarily in plumbing and landscaping. The remaining five percent of the revenue growth represented the acquisition of a professional employer organization in August 1997. The professional employer organization has a significant impact on revenues and margins, because the entire employee payroll of the customer is recognized both as revenue and operating cost. As a result, the margins are low in this business and reduce the Company's consolidated operating margins. Operating income increased 15 percent to $396 million, while margins decreased to 8.4 percent of revenue from 8.7 percent in 1997. Operating margins excluding the professional employer organization improved 10 basis points over last year, reflecting the continued strong growth of higher margin businesses, productivity improvements and the successful integration of acquisitions at Consumer Services.

Pro forma information is presented for 1997 and 1996 to compare the continuing results of operations as if the Company had been a taxable corporation in all years. On this basis, net income grew 16 percent to $190 million. Basic and diluted earnings per share increased 16 percent to $.66 and $.64, respectively.

The Consumer Services business unit achieved a 23 percent increase in revenue, reflecting strong growth from both internal sources and acquisitions, including the Rescue Rooter plumbing business and commercial landscaping companies. Net income increased 27 percent, reflecting solid double-digit profit increases at all of the companies. TruGreen-ChemLawn reported strong growth in revenues and profits, reflecting base business growth and the entry into the commercial landscape market through the acquisition of several companies. The successful integration of acquisitions and other cost initiatives helped offset the effects of severe summer weather conditions in many regions of the country. Terminix achieved strong double-digit growth in revenues and profits, resulting from excellent increases in termite completions and renewals and improved margins. Higher customer retention levels and efficiency improvements contributed to the increased margins. American Home Shield continued to experience exceptional momentum with very strong double-digit increases in warranty contracts written due to excellent growth in real estate and direct-to-consumer sales, as well as strong renewal growth. This volume increase was partially affected by increased service orders relating to expensive air conditioning repairs due to the extreme heat experienced in many parts of the country. The franchise operations, ServiceMaster Residential/Commercial and Merry Maids, achieved solid revenue increases and higher margins, reflecting improvements in company-owned operations and cost controls. The Rescue Rooter operations reported very good results, reflecting improved marketing efforts, productivity improvements and effective cost controls.

The traditional Management Services business, achieved a seven percent revenue increase as a result of acquisitions and modest growth in the base business. Profits increased significantly due to a $38 million pretax gain relating to the formation of a strategic venture between ServiceMaster and Texas Utilities Company. The new venture has acquired all the assets of ServiceMaster Energy Management and will be owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This new business combination will provide the Company with an expanded ability to provide comprehensive energy solutions to customers.
Excluding this gain, profits were one percent below the prior year level as increases in the Business & Industry and Education markets were offset by reduced profitability in the Healthcare market. The traditional Healthcare market reported a slight decline in revenues with lower profits than last year as a result of continued industry pressures and additional investments in the business compared with the prior year. The Company achieved significant revenue and profit increases in the Business & Industry market, reflecting the successful integration of acquisitions and increased sales in the base business. The Education market reported strong growth in profits due to better customer retention and the favorable effect of eliminating costs incurred last year related to unwinding a large contract.

Other operations include primarily Diversified Health Services, which provides services and products to the long term care market and Employer Services, the professional employer organization. Revenues increased significantly as the 1998 results include a full year of the professional employer organization that was acquired in August 1997. Operating income was down significantly from the prior year, reflecting a large charge related primarily to the home health care operations and operational losses. In late 1998, the Company completed a strategic review of its home health care business and concluded that, without significant investment to make home health care one of its core businesses, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. The Company plans to sell its direct operations of home health care agencies and certain support operations. In addition, the Company is discontinuing its outsourced management contracts of home health care agencies, but will continue to provide consulting services to hospitals and other providers of home health care. The Company incurred and established reserves of approximately $32 million (pre-tax) relating to home health care, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements. An additional $6 million pretax charge was recorded that was specifically designated for other Diversified Health Services reserve needs. In addition to these charges and losses in home health care, the decrease in operating income reflects margin reductions in other Diversified Health Services operations and the non-recurrence of transaction gains recognized in the prior year.

On a consolidated basis, cost of services rendered and products sold increased 20 percent and increased as a percentage of revenue to 77.9 percent in 1998 from
77.2 percent in 1997. The addition of Employer Services had an impact on the overall increase in costs as this business line carries a lower gross margin level than the rest of the enterprise. Excluding Employer Services, cost of services rendered and products sold decreased 10 basis points as a percentage of revenue. This reflects the changing mix of the enterprise as Consumer Services increased in size relative to the overall business of the Company. The Consumer Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs.

Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, decreased from 14.1 percent in 1997 to 13.7 percent in 1998.

Interest expense increased over the prior year, reflecting increased debt levels in the first quarter associated with the 1997 repurchase of shares previously held by Waste Management, Inc. The impact of larger seasonal borrowings, primarily due to acquisitions and higher interest rates associated with the refinancing of floating-rate bank debt with longer term, fixed-rate debt, was partially offset by proceeds from the May 1998 equity offering.

Interest and investment income increased over the prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on sales of marketable securities.

Minority interest expense decreased as the General Partners' interests in the parent entities were eliminated upon reincorporation.

1997 Compared with 1996

Revenues increased 15 percent to $4 billion, reflecting the effect of acquisitions and growth from base operations. Operating income increased 17 percent to $344 million, while margins increased to 8.7 percent of revenue from
8.5 percent in 1996, reflecting the continued strong growth of higher margin businesses, productivity improvements, and the integration of the acquired Barefoot operations. These improvements were offset in part by the impact of the acquired professional employer organization, which has significantly lower margins than the rest of the Company's businesses. Operating income margins would have improved 50 basis points excluding this acquisition.

Pro forma information is presented which compares the continuing results of operations as if the Company had been a taxable corporation in 1997 and 1996. On this basis, net income grew nine percent to $163 million. Basic earnings per share increased 21 percent to $.57 and diluted earnings per share were up 20 percent to $.55. Earnings per share grew at a higher rate than net income due to the transaction with Waste Management, Inc. (WMX) in which the Company repurchased WMX's 19 percent ownership interest in ServiceMaster (61.1 million shares) for $626 million on April 1, 1997. This transaction increased interest expense significantly and reduced shares outstanding.

Historical partnership net income, which did not include a provision for corporate taxes, was $329 million, including a one-time tax gain of $65 million realized upon reincorporation. The resulting historical basic and diluted earnings per share were $1.15 and $1.10, respectively. This gain represented the difference between the tax and book basis of the enterprise's assets and liabilities, which was recognized as a result of the reincorporation. Partnership net income excluding this gain increased eight percent to $264 million. On this basis, basic and diluted earnings per share were $.92 and $.89, reflecting increases of 19 percent.

The Consumer Services business unit achieved a 14 percent increase in revenue and a 21 percent increase in pro forma net income, reflecting the successful integration of the Barefoot business (which was acquired in February 1997), combined with good growth from base operations and other acquisitions. The TruGreen-ChemLawn operations achieved strong double-digit growth in revenues and profits, reflecting the Barefoot acquisition, increases in the customer base, improved branch efficiencies, strong sales of ancillary products and favorable weather conditions throughout most of the year. Terminix achieved solid growth in revenue and profits for the year. Strong growth in renewals and productivity improvements offset the effects of adverse weather conditions on termite operations and increased termite remediation costs. American Home Shield achieved very strong double-digit increases in both revenues and profits, with excellent increases in contract renewals and direct-to-consumer sales. This is consistent with an overall strategy to expand channels of distribution in this business, which have historically been concentrated in the residential resale market. ServiceMaster Residential/Commercial and Merry Maids reported modest profit growth and solid revenue growth for the year, reflecting the conversion of certain franchises and distributors to company-owned operations.

The traditional Management Services business segment achieved five percent growth in revenue, reflecting the Premier Manufacturing Support Services (Premier) acquisition completed in 1996 and, to a lesser degree, growth in the base business. The base business growth resulted from improvements in Healthcare and Business & Industry, offset by reductions in Education. Pro forma net income was up three percent compared with the prior year. Despite continuing competitive pressures and industry consolidation in the acute care market, the Company achieved solid revenue increases and improved customer retention in the Healthcare market. Reported profits in this market were comparable to the prior year. Within the acute care sector, good growth was realized from sales of the IntegratedService product, which provides comprehensive service solutions to clients. The Company achieved significant revenue and profit increases in the Business & Industry market, largely as a result of the successful integration of the Premier acquisition and modest growth in the base business. In the Education market, revenues and profits declined due to the discontinuation of certain large accounts and margin pressures in certain accounts.

Revenues in other operations increased significantly, reflecting the August 1997 acquisition of Certified Systems, Inc. (CSI) which added approximately $155 million in revenue and minimal profits after acquisition-related costs. CSI is a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance, and other employee benefit plans. Other operations primarily include CSI and Diversified Health Services. Pro forma net income reflects the additional interest expense incurred at the parent level relating to the WMX share repurchase.

On a consolidated basis, cost of services rendered and products sold increased 14 percent and decreased slightly as a percentage of revenue to 77.2 percent in 1997 from 77.5 percent in 1996. This reflects the changing mix of the enterprise as Consumer Services increased in size relative to the overall business of the Company. The Consumer Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs. However, much of this reduction in cost of goods sold was offset by the acquisition of CSI, which operates at significantly lower gross margins than the Company's other businesses. Without CSI, cost of goods sold would have been 76.5 percent of revenue in 1997.

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

Interest and investment income increased over the prior year due to growth in, and strong returns from, the investment portfolio at American Home Shield, as well as a gain associated with the sale of an interest in an international joint venture.

Minority interest expense decreased due to the repurchase of minority ownership interests in subsidiary entities.

1998 Financial Position

The Company reported a nine percent increase in cash flows from operations to $406 million and a two percent increase in free operating cash flows (defined as cash flows from operations less net property additions) to $337 million. Cash flows grew at a lower rate than net income, primarily due to the acceleration of customer prepayments at TruGreen-ChemLawn into 1997, the full year funding of preseason investments for Barefoot, and the timing of interest payments. Free operating cash flow represents the cash available for enhancing shareholder value (e.g., acquisitions, dividends and share repurchases) after financing the growth of existing business units. The Company's free operating cash flows have consistently exceeded recurring net income as a result of relatively low working capital and fixed asset requirements, combined with the effects of noncash charges for depreciation and amortization.

In the first year following reincorporation, the Company was able to defer the payment of its federal taxes until March 1999. At that time the Company will pay its 1998 obligation and will begin making estimated payments for its 1999 liability. Reported cash from operations reflects the deferral of this 1998 tax payment which is approximately $83 million. Since the Company is able to defer its 1998 tax payment, the cash flow is fairly comparable to last year when the Company was in partnership form and paid no federal taxes. As a result of the reincorporation, the Company also recognized a step-up in the tax basis of its assets, which is being amortized against taxable income. The step-up resulted in a reduction of the Company's cash tax payments in excess of $25 million per annum for the current year and for the ensuing 14 years.

Cash and marketable securities totaled approximately $120 million at December 31, 1998. Debt levels decreased, reflecting the use of proceeds from the May 1998 equity offering to pay down debt, as well as strong cash from operations partially offset by acquisitions, capital spending and distributions. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. In addition, the Company had $700 million of unused commitment on its revolving bank facility at December 31, 1998. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company.

During the year, the Company filed a Form S-3 registration statement and 21.2 million Company shares were sold at $19.17 per share. This included approximately 11.4 million of newly-issued shares from the Company and 9.8 million shares sold by existing shareholders. The net proceeds to the Company after the underwriting discount and offering expenses were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities, thereby reducing interest expense and increasing the Company's financial flexibility.

ServiceMaster also filed a Form S-1 shelf registration  statement to issue up to
5.3 million shares of common stock in connection with future unidentified acquisitions. As of December 31, 1998, approximately 3.5 million shares had been issued with 1.8 million shares remaining available for future acquisitions.

In February 1998, the Company also completed a $300 million senior unsecured dual-tranche debt offering. The offering consisted of $150 million at 7.10 percent due March 1, 2018 and $150 million at 7.25 percent due March 1, 2038. The net proceeds were used to refinance borrowings under bank credit facilities, reducing the Company's exposure to short-term interest rate fluctuations.

The Company completed a number of acquisitions in 1998, which included primarily lawn care, commercial landscape and pest control companies. Three of the largest transactions were Rescue Industries, Inc., National Britannia and Ruppert Landscape Company. Rescue Industries, Inc., which operates under the trade name Rescue Rooter, was acquired in January 1998 and is one of the largest companies in America specializing in plumbing and drain cleaning services. The October 1998 acquisition of National Britannia, the third largest pest control company in the United Kingdom, further strengthens the company's ability to grow its Terminix business in Europe and continues the strategy of the enterprise to expand internationally. Ruppert Landscape Company was purchased in August 1998 and represents one of the Mid-Atlantic's largest commercial landscape companies.

In March 1999, the Company is expected to complete the acquisition of LandCare USA, Inc. (LandCare) in a stock-for-stock merger. The acquisition of LandCare, one of the nation's leading commercial landscape companies, will significantly broaden the Company's landscape initiative and will provide TruGreen-ChemLawn the opportunity to fully integrate its traditional fertilizer and weed control services with landscape maintenance and installation.

Accounts receivable increased, reflecting general business growth and acquisitions. Property and equipment increased primarily due to investments in computer systems and technology upgrades throughout the enterprise as well as general business growth. The Company does not have any material capital commitments at this time. The increase in intangible assets reflects the above mentioned acquisitions as well as various commercial landscape companies and other smaller companies.

Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. As previously discussed, there is a significant current liability relating to the income taxes payable on 1998 earnings. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield.

Total shareholders' equity increased to $956 million in 1998 from $524 million at December 31, 1997, reflecting the May 1998 equity offering, strong growth in earnings and shares issued for acquisitions, partially offset by shareholder distributions. The Company continues to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorization previously granted by the Board of Directors.

At year end, the aggregate market value of the Company's outstanding shares exceeded $6.5 billion. ServiceMaster shareholders have experienced compounded total returns exceeding 20 percent annually over the last three-, 10- and 20-year periods.

Cash distributions paid directly to shareholders totaled $96 million, or $.33 per share, a six percent per share increase over the prior year. The total amount of cash distributions, including payments made to the shareholders' trust described below, decreased 52 percent from the prior year, reflecting a substantial reduction in payments to the shareholders' trust, partially offset by the six percent increase in direct shareholder distributions.

The shareholders' trust was established for the benefit of Partnership shareholders. Each year, the trust was allocated a portion of the Partnership's taxable income and received cash payments in amounts sufficient to pay its income tax obligations resulting from this income allocation. Cash distributions made to the trust in 1997 totaled $65 million. The trust was terminated upon reincorporation and had no residual resources. In 1998, it received approximately $20 million in tax refunds relating to its final 1997 tax return.

Several years ago, the Company adopted a pattern of annual increases in dividends to shareholders for the remaining term of the Partnership. In corporate form, the Company has increased, and expects to continue to increase, its dividend payment each year. The timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's corporate finance objectives and cash requirements. The Company has announced its intended cash dividends for 1999 of $.36 per share.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of the Company's investors and lenders. Management believes that EBITDA is another measure which demonstrates the exceptional cash-generating abilities of the Company's businesses. EBITDA in 1998 of $516 million has grown 16 percent, comparable to the growth in net income. EBITDA should not be considered an alternative to net income in measuring the Company's performance, or be used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

Year 2000 Status

Year 2000 Compliance. Certain computer programs use two digits rather than four to define the applicable year, and consequently may not function properly beyond the year 1999 unless they are remediated. In addition, some computer programs are unable to recognize the year 2000 as a leap year. These problems may also exist in chips embedded in various types of equipment. The Company has long been aware of this Year 2000 (Y2K) problem. The Company is dealing with the Y2K problem in part through system upgrades, which were planned to occur in the normal course of business. In other cases, the Company has put programs into place which the Company believes will result in the completion of necessary remediation efforts prior to the year 2000.

State of Readiness. The Company has initiated a program (the "Y2K program") to address Y2K issues as they affect the Company's information technology (IT) systems, electronic data interfaces and its non-IT hardware. The Y2K program was set up to use the following steps as appropriate: inventory, assessment, planning, renovation, testing and implementation. In addition, the program calls for inquiries of the Company's major suppliers of goods and services to determine their Y2K status and a review of the Company's relationships with its customers to determine if the Company has any responsibility for the status of the customers' IT and/or non-IT systems and hardware.

In 1998, the Company began to monitor its progress on the Y2K program on a consolidated basis and completed an inventory which covered both IT and non-IT items for all operating companies and administrative units within the ServiceMaster enterprise. All items in the inventory were placed in one of four categories: mission critical, critical, important and ordinary within the context of the operating company or administrative unit involved. (A "mission critical" or "critical" designation for an item within an operating company or administrative unit does not necessarily hold the same level of criticality from the perspective of the entire ServiceMaster enterprise).

Remediation plans have been developed for the mission critical and critical matters, with milestones established for each plan which enable management to measure the progress made in respect of a plan against the work schedule established for that plan. Although these plans encompass many separately identifiable items, from a ServiceMaster enterprise standpoint, there are nine projects (the "Key Projects") which management has identified as either mission critical or critical and which will require a measurable amount of attention to remediate. Although all of the Key Projects are scheduled for completion before the end of the year 1999, most of the Key Projects are scheduled for completion by June 30, 1999. As of February 28, 1999, work on each of the Key Projects was on schedule and the Company believes that all Key Projects will be completed in accordance with their scheduled completion dates.

The Company has utilized the services of an outside consultant for the Y2K program to help identify Y2K issues and to develop a system to closely monitor remediation work. In early 1998, the Company established a Y2K committee in the parent unit with responsibility for monitoring the Y2K program in each of the Company's operating units and for providing status reports to the Board of Directors.

Year 2000 Costs. Several of the Key Projects are upgrades of systems which the Company would have undertaken irrespective of the Y2K problem. In some cases, including a new accounting and financial reporting system for the parent company and its Management Services subsidiary, work on these systems has been accelerated in view of Y2K issues. Other upgrades or new systems were already scheduled for completion prior to the year 2000, such as a new support system for the Company's American Home Shield subsidiary and a new accounting and billing system for the recently- developed commercial landscape business within the Company's TruGreen-ChemLawn subsidiary. References to "Year 2000 costs" in this report do not include the costs of projects for which no acceleration is occurring due to Y2K issues.

The Company's Year 2000 costs to date are not material to the Company's results of operations or financial position and the Company does not expect its future Year 2000 costs to be material to the Company's results of operations or financial position. All Year 2000 costs (as well as the costs of installing the system upgrades referred to above) have been, and are expected to continue to be, funded with cash from operations.

Year 2000 Risks. The Company believes that its greatest Year 2000 compliance risk, in terms of magnitude of risk, is that key third party suppliers of goods or services may fail to complete their own remediation efforts in a timely manner and thereby provoke an interruption in the ability of one or more of the operating segments of the Company to provide uninterrupted services to their customers. Utility services (electrical, water and gas), telephone service, banking services and, to a much lesser degree, the delivery of chemical products are the critical items in this regard. Based on the Company's inquiries to its providers of goods and services and on the basis of the Company's general knowledge of the state of readiness of the utility companies and banks with which it does business, the Company does not expect to suffer any material interruption in the services on which the Company depends.

The Company has reviewed its agreements with its customers, including particularly the customers of its Management Services units for whom such units provide facility management services. The Company is satisfied that it is not responsible, contractually or otherwise, for the Y2K readiness of the customers' IT and non-IT systems and hardware, and the Company is in the process of notifying all of its customers to this effect where, in the Company's judgment, the nature of the customers' business or facility warranted such notices.

Where the Company uses its own software in the course of providing management services, the Company is responsible to make such software Y2K compliant. The Company is confident that such software is already, or soon will be, Y2K compliant. For those units of the Company which sell franchises and which provide software to the franchisees, such software is already, or soon will be, fully Y2K compliant or, alternatively, provision has been made for making available to franchisees software from third-party developers from whom appropriate Y2K compliance assurances have been or will be received.

Contingency Plans. At this time, the Company fully expects all of its internal key IT and non-IT systems to be Y2K compliant well in advance of the end of the year 1999. If it appears that timely delivery of any Key Projects becomes questionable, the Company will immediately develop appropriate contingency plans.

The Company presently expects that its significant providers of goods and services are or will be Y2K compliant by the end of the year 1999. The Company will continue to make inquiries of its key suppliers for the purpose of testing this expectation. Insofar as the Company is exposed to risks originating in Y2K problems at key suppliers, the Company will utilize short-term solutions, but no practical long-term contingency plans for these external Y2K problems are possible.

Although the Company believes that critical remediation efforts will be completed prior to the Year 2000, the untimely completion of these efforts could, in certain circumstances, have a material adverse effect on the operations of the Company.

IN ACCORDANCE WITH THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THE COMPANY NOTES THAT STATEMENTS THAT LOOK FORWARD IN TIME, WHICH INCLUDE EVERYTHING OTHER THAN HISTORICAL INFORMATION, INVOLVE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE COMPANY'S ACTUAL RESULTS OF OPERATIONS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE THE FOLLOWING (AMONG OTHERS):
WEATHER CONDITIONS ADVERSE TO CERTAIN OF THE COMPANY'S CONSUMER SERVICES BUSINESSES, LABOR SHORTAGES, THE ENTRY OF ADDITIONAL COMPETITORS IN ANY OF THE MARKETS SERVED BY THE COMPANY, CONSOLIDATION OF HOSPITALS IN THE HEALTHCARE MARKET, THE CONDITION OF THE U.S. ECONOMY, THE INABILITY OF KEY SUPPLIERS TO ACHIEVE TIMELY Y2K COMPLIANCE IN THEIR DELIVERY SYSTEMS OR THE INABILITY OF THE COMPANY TO MAKE ITS OWN SYSTEMS Y2K COMPLIANT, AND OTHER FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Eleven Year Financial Summary
(In thousands, except per share and percentage data)

      All share and per share data reflect the three-for-two share splits in 1998, 1997, 1996, 1993 and 1992.

                                       1998             1997              1996

      Operating Results:

      Operating revenue . . . .  $4,724,119       $3,961,502        $3,458,328
      Cost of services rendered
          and products sold . .   3,679,612        3,058,160         2,681,008
      Selling and administrative
          expenses  . . . . . .     648,085          559,409           482,102

      Operating income(2) . . .     396,422          343,933           295,218

        Percentage of operating
          revenue . . . . . . .         8.4%             8.7%              8.5%
      Non-operating expense . .      77,644           69,654            42,821
      Provision for income
          taxes(1)  . . . . . .     128,786          110,809           101,968
      Net income (pro forma
          prior to 1998)(1),(2)    $189,992         $163,470          $150,429

        Percentage of operating
          revenue . . . . . . .         4.0%             4.1%              4.3%

      Earnings per share (pro
          forma prior to 1998):(1),(2)

          Basic . . . . . . . .       $0.66            $0.57             $0.47
          Diluted . . . . . . .       $0.64            $0.55             $0.46

      Shares used to compute
          basic net income
          per share . . . . . .     289,315          285,944           317,381
      Shares used to compute
          diluted net income
          per share . . . . . .     298,887          299,640           330,429
      Cash distributions per
          share . . . . . . . .       $0.33            $0.31             $0.29
      Share price range:
        High price  . . . . . .      $25.50           $19.67            $11.83
        Low price . . . . . . .      $16.00           $10.92             $8.61

      Financial Position (at year end):
      Current assets . . . . .     $670,202         $594,084          $499,334
      Current liabilities  . .      753,697          558,177           425,552
      Working capital  . . . .      (83,495)          35,907            73,782
      Current ratio  . . . . .         .9-1            1.1-1             1.2-1
      Total assets . . . . . .   $2,914,851       $2,475,224        $1,846,841
      Non-current liabilities.    1,204,668        1,392,609           607,614
      Minority interest/
          Deferred gain  . . .          ---              ---            16,908
      Shareholders' equity . .      956,486          524,438           796,767
      Percentage return on
          weighted-average
          shareholders' equity           25%              26%               19%
      Shares outstanding, net
          of treasury shares .      298,030          279,944           320,396

(1) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the years ended December 31, 1997 and before have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of that year. The pro forma provision for income taxes has been calculated assuming that the Corporation's effective tax rate had been approximately 40 percent of pretax earnings. Actual historical net income per share as a partnership for the four prior periods was as follows:


                  1997 (a)    1996     1995      1994

    Net Income    $264,076  $245,140  $172,019 $139,883
    EPS:  Basic     $.92      $.77     $.66      $.55
    Diluted         $.89      $.75     $.64      $.53


(a) Including the one-time tax gain related to reincorporation, net income was $329,076 and basic and diluted earnings per share were $1.15 and $1.10 respectively.



  1995         1994             1993             1992             1991             1990             1989               1988


$3,202,504   $2,985,207      $2,758,859        $2,488,854      $2,109,941        $1,825,750       $1,609,267       $1,531,276
 2,499,700    2,356,435       2,192,684         2,021,010       1,762,700         1,545,527        1,387,448        1,327,128
   450,937      414,746         393,131           326,477         225,814           177,941          129,035          118,275
   251,867      214,026         173,044           141,367         121,427           102,282           92,784           85,873
       7.9%         7.2%            6.3%              5.7%            5.8%              5.6%             5.8%             5.6%
    74,260       71,388          55,151            45,740          39,860            30,397           24,016           21,247
    71,753       57,626          47,629            38,633          32,953            29,042           27,782           26,109
  $105,854      $85,012         $70,264           $56,994         $48,614           $42,843          $40,986          $38,517

       3.3%         2.8%            2.5%              2.3%            2.3%              2.3%             2.5%             2.5%

     $0.41        $0.33            $0.28            $0.23           $0.20             $0.18            $0.17            $0.16
     $0.39        $0.32            $0.27            $0.22           $0.20             $0.18            $0.17            $0.16
   260,382      255,650          253,919          249,828         240,276           239,730          245,058          240,290
   273,203      266,892          266,231          262,941         252,579           243,038          249,219          245,658
     $0.28        $0.27            $0.26            $0.26           $0.25             $0.24            $0.23            $0.22

     $9.00        $8.41            $9.19            $5.90           $5.13             $3.13            $3.19            $3.71
     $6.37        $6.37            $5.22            $4.35           $2.89             $2.60            $2.78            $2.93

  $393,239     $331,045         $291,325         $257,542        $217,517          $237,262         $219,661         $203,925
   372,930      304,395          244,552          206,755         157,458           158,046          135,375           76,908
    20,309       26,650           46,773           50,787          60,059            79,216           84,286          127,017
     1.1-1        1.1-1            1.2-1            1.2-1           1.4-1             1.5-1            1.6-1            2.7-1
$1,649,890   $1,230,839       $1,122,461       $1,005,531        $843,660          $796,935         $593,693         $485,492
   517,603      483,906          471,177          511,211         376,638           372,052          410,056          346,970
    12,697      135,272          117,513           77,906         187,583           170,831            9,174           10,186
   746,660      307,266          289,219          209,659         121,981            96,006           39,088           51,428
        24%          28%              28%              33%             45%               80%              84%              81%
   321,341      256,419           257,901         255,386         243,527           242,939          230,396          236,966


(2) In the above presentation, the operating results in the years from 1990 through 1993 have been stated to exclude gains on issuance of subsidiary shares, restructuring and unusual charges and the change in accounting for postretirement benefits. The results, on a basis which includes these items, are as follows:


                                        1993      1992      1991      1990
Operating income                    $173,044   $62,432  $121,427   $95,782
Pro forma corporate net income       $88,263   $73,486   $52,095   $50,889
EPS:  Basic                            $0.35     $0.29     $0.22     $0.21
      Diluted                          $0.34     $0.28     $0.21     $0.21

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20 percent, but less than 50 percent, are accounted for under the equity method. Certain immaterial 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

REVENUES: Revenues from lawn care, termite, pest control, and plumbing services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

Home warranty contract fees are recognized as revenues ratably over the life of the contract while the contract costs are expensed as incurred.

Revenues from management services are recognized as services are rendered and consist of contract fees which reflect the total price of such services. Where the Company principally manages people who are employees of the facility, the payroll costs for such employees are recognized by the Company and included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company. Revenues from the professional employer organization (PEO) are recognized as the services are rendered. Consistent with PEO industry practice, revenues include the gross amount billed to clients, which includes payroll and other direct costs.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 1998. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Intangible assets consist primarily of trade names ($177 million) and goodwill ($1.7 billion). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems, other than that noted in the discontinued Home Health Care operations, have been indicated by these comparisons. Based on the reviews, if the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

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

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options have been considered outstanding for purposes of the diluted earnings per share calculation.

NEWLY-ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In 1998, Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5, "Reporting on the Costs of Start Up and Preoperating Activities," were issued. The Company intends to adopt these policies beginning in 1999 as required by the Statements. The Company does not expect the adoption of these Statements to have a material impact on the financial statements. Also in 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company intends to adopt this Statement in January 2000 as required by the Statement. Adoption of this Statement is not expected to have a material impact on the Company's financial statements.

Report of Independent Public Accountants



TO THE SHAREHOLDERS OF
THE SERVICEMASTER COMPANY

We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois
January 25, 1999

Statements of Income

   Years Ended December 31,
      (In thousands, except per share data)
                                      1998           1997              1996

      Operating Revenue . . . . .  $4,724,119     $3,961,502        $3,458,328

      Operating Costs and Expenses:

      Cost of services rendered
          and products sold . . .   3,679,612      3,058,160         2,681,008
      Selling and administrative
          expenses  . . . . . . .     648,085        559,409           482,102
      Total operating costs and
          expenses  . . . . . . .   4,327,697      3,617,569         3,163,110
      Operating Income  . . . . .     396,422        343,933           295,218

      Non-operating Expense (Income):

      Interest expense  . . . . .      92,945         76,447            38,298
      Interest and investment
          income  . . . . . . . .     (15,301)       (14,304)          (10,183)
      Minority interest . . . . .         ---          7,511            14,706
      Income before Income
          Taxes . . . . . . . . .     318,778        274,279           252,397

      Provision for income taxes
      (pro forma corporate
      form in 1997 and 1996)(1) .     128,786        110,809           101,968
      Net Income (pro forma
          corporate form in 1997
          and 1996)(1)  . . . . .    $189,992       $163,470          $150,429

      Per Share (pro forma
          corporate form in 1997
          and 1996):(1), (2)
        Basic . . . . . . . . . .       $0.66          $0.57             $0.47
        Diluted . . . . . . . . .       $0.64          $0.55             $0.46

      (1) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the years ended December 31, 1997 and 1996 have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of the year. Upon reincorporation, the Company recognized a significant increase in the tax basis of certain assets and recorded a $65 million tax gain related to reincorporation, which represented the difference between the tax basis and book value of its assets. The Company's historical net income and net income per share as a partnership were as follows:


                                                                                           Before One-Time
                                                                                         --------------------
                                                                                             Tax Benefit             Actual
                                                                                         --------------------  --------------------
Partnership Information as Recorded:        1997         1996         Earnings Per         1997       1996       1997       1996
                                                                      Share:
                                         -----------  -----------                        ---------  ---------  ---------  ---------
Income before income                      $ 274,279     $252,397      Basic                $.92       $.77      $1.15       $.77
taxes..........................
Partnership tax                              10,203        7,257      Diluted              $.89       $.75      $1.10       $.75
provision......................
Tax benefit relating to change in tax
status                                       65,000            -
                                         ===========  ===========
Net                                       $ 329,076     $245,140
income.........................
                                         ===========  ===========


      (2) Basic earnings per share are calculated based on 289,315 shares in 1998, 285,944 shares in 1997, and 317,381 shares in 1996, while diluted earnings per share are calculated based on 298,887 shares in 1998, 299,640 shares in 1997, and 330,429 shares in 1996. All share and per share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.

   See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Financial Position

   As of December 31,
      (In thousands)
                                                    1998                1997

      Assets:
      Current Assets:
      Cash and cash equivalents . . . . .       $    66,400        $    64,876
      Marketable securities . . . . . . .            54,022             59,248
      Receivables, less allowances of
          $38,988 in 1998 and $32,22
          in 1997 . . . . . . . . . . . .           372,375            299,138
      Inventories . . . . . . . . . . . .            49,770             48,157
      Prepaid expenses and other assets .           127,635            122,665
      Total current assets  . . . . . . .           670,202            594,084
      Property, Plant, and Equipment, at Cost:
      Land and buildings  . . . . . . . .            53,068             46,632
      Equipment . . . . . . . . . . . . .           388,141            316,021

                                                    441,209            362,653

      Less: accumulated depreciation  . .           229,049            204,383
      Net property, plant, and equipment.           212,160            158,270

      Other Assets:
      Intangible assets,  primarily trade names and goodwill,  less  accumulated amortization of $272,254 in 1998 and $218,293
          in 1997   . . . . . . . . . . .         1,884,002          1,563,309
      Notes receivable, long-term
          securities, and other assets  .           148,487            159,561
      Total Assets  . . . . . . . . . . .    $    2,914,851         $2,475,224

      Liabilities and Shareholders' Equity:

      Current Liabilities:
      Accounts payable  . . . . . . . . .    $      110,523         $   84,673
      Accrued liabilities:
        Payroll and related expenses  . .            96,199             85,315
        Insurance and related expenses  .            56,748             55,909
        Income taxes payable  . . . . . .            84,165              8,423
        Other . . . . . . . . . . . . . .           149,477            121,020
      Deferred revenues . . . . . . . . .           204,969            181,298
      Current portion of long-term debt .            51,616             21,539
      Total current liabilities . . . . .           753,697            558,177
      Long-Term Debt  . . . . . . . . . .         1,076,167          1,247,845
      Other Long-Term Obligations . . . .           128,501            144,764

      Commitments and Contingencies (see Notes)

      Shareholders' Equity:

      Common stock  $0.01 par value,  authorized  1 billion  shares;  issued and outstanding of 298,030 shares in 1998 and
          279,944 shares in 1997 . . . . .            2,980              2,799
      Additional paid-in capital . . . . .          788,124            513,148
      Retained earnings  . . . . . . . . .          179,840             65,000
      Accumulated other comprehensive
          income . . . . . . . . . . . . .            3,911              5,343
      Restricted stock . . . . . . . . . .           (3,383)            (4,270)
      Treasury stock . . . . . . . . . . .          (14,986)           (57,582)
      Total shareholders' equity . . . . .          956,486            524,438
      Total Liabilities and Shareholders'
          Equity . . . . . . . . . . . . .   $    2,914,851         $2,475,224

   See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Cash Flows


   Years Ended December 31,
      (In thousands)
                                        1998          1997              1996

      Cash and Cash Equivalents
          at January 1 . . . . . .     $64,876       $72,009           $23,113
      Cash Flows from Operations:
      Net Income . . . . . . . . .     189,992       329,076           245,140
        Adjustments  to  reconcile   net  income  to  net  cash   provided  from
          operations:

          Depreciation . . . . . .      50,644        45,392            41,658
          Amortization . . . . . .      53,961        47,670            37,348
          Tax asset recorded upon
               reincorporation . .         ---       (65,000)              ---
        Change in working capital,
          net of acquisitions:
          Receivables  . . . . . .     (46,205)       (6,853)          (19,084)
          Inventories and other
               current assets  . .      (2,360)      (14,210)          (12,666)
          Accounts payable . . . .      18,475         5,603            10,302
          Deferred revenues  . . .      22,033        30,012            17,602
          Deferred 1998 tax
                payment  . . . . .      83,000           ---               ---
          Deferred income tax
               expense . . . . . .      36,400           ---               ---
          Accrued liabilities  . .      (2,028)          (82)           13,140
        Other, net . . . . . . . .       1,627           281             7,946

      Net Cash Provided from
          Operations . . . . . . .     405,539       371,889           341,386

      Cash Flows from Investing Activities:

        Property additions . . . .     (75,297)      (46,232)          (42,952)
        Sale of equipment and
          other assets . . . . . .       6,941         4,134             2,664
        Business acquisitions, net
          of cash acquired . . . .    (222,452)     (233,689)          (58,473)
        Proceeds from sale of
          businesses . . . . . . .      45,893           ---             4,526
        Net purchases of investment
          securities . . . . . . .     (11,011)      (16,753)          (20,075)
        Notes receivable and
          financial investments  .     (10,645)       (3,593)            3,304
        Payments to sellers of
          acquired businesses  . .     (10,271)       (4,723)           (3,742)
      Net Cash Used for Investing
          Activities . . . . . . .    (276,842)     (300,856)         (114,748)

      Cash Flows from Financing Activities:

        Borrowings, net  . . . . .     310,190       888,528           123,732
        Payment of borrowings and
          other obligations  . . .    (564,448)     (160,155)          (82,857)
        Proceeds from stock
          offering . . . . . . . .     208,561           ---               ---
        Distributions to
          shareholders and
          shareholders' trust  . .     (75,152)     (155,883)         (146,520)
        Purchase of ServiceMaster
          stock  . . . . . . . . .     (18,310)     (657,191)          (76,556)
        Proceeds from employee
           share plans . . . . . .      12,638         6,526             6,835
        Distributions to holders
          of minority interests  .         ---          (542)           (3,074)
        Other  . . . . . . . . . .        (652)          551               698
      Net Cash Used for Financing
          Activities . . . . . . .    (127,173)      (78,166)         (177,742)

      Cash Increase (Decrease)
          During the Year  . . . .       1,524        (7,133)           48,896
      Cash and Cash Equivalents at
          December 31  . . . . . .     $66,400       $64,876           $72,009

      See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Shareholders' Equity

                                                  Corporate Equity
                                           -----------------------------
                                                     Additional           Limited    Accumulated
                                            Common    Paid-in   Retained  Partners'  Comprehensive  Treasury   Restricted   Total
      (In thousands)                         Stock    Capital   Earnings  Equity     Income         Stock      Stock        Equity
------------------------------------       --------  ---------  --------  --------   ----------     --------   ---------    -------
      Balance, December 31, 1995 . .       $    ---  $     ---  $    ---  $761,710       $5,904     $(13,405)    $(7,549)  $746,660

      Net income 1996  . . . . . . .                                       245,140                                          245,140
      Other comprehensive income,
          net of tax:

          Unrealized gains on
          securities, net of
          reclassification
          adjustment . . . . . . . .                                                      1,452                               1,452
    Foreign currency translation
          ($678 tax expense) . . . .                                                       (999)                               (999)
      Total comprehensive income . .                                       245,140          453                             245,593
      Shareholder distributions  . .                                      (146,520)                                        (146,520)
      Shares issued under option,
          subscription, grant plans
          and other (3,667 shares) .                                        (7,166)                    2,506       1,691     (2,969)
      Treasury shares purchased and
          related costs (7,825
          shares)  . . . . . . . . .                                                                 (76,556)               (76,556)
      Shares issued for acquisitions
          (3,213 shares) . . . . . .                                         3,104                    27,455                 30,559
      Balance, December 31, 1996 . .       $    ---  $     ---  $    ---  $856,268       $6,357     $(60,000)    $(5,858)  $796,767

      Net income 1997  . . . . . . .                              65,000   264,076                               329,076
      Other comprehensive income,
          net of tax: Unrealized
          gains on securities, net
          of reclassification
          adjustment . . . . . . . .                                                      4,269                               4,269
      Foreign currency translation ($3,580 tax expense)                                  (5,283)                             (5,283)

      Total comprehensive income . .                              65,000   264,076       (1,014)                            328,062
      Shareholder distributions  . .                                      (155,883)                                        (155,883)
      Shares issued under option,
          debentures, grant plans
          and other (6,552 shares) .                                        21,165                     3,511       1,588     26,264
      Treasury shares repurchased from WMX
          (61,112 shares)  . . . . .                                      (625,978)                                        (625,978)
      Treasury shares purchased
          and related costs
          (2,051 shares) . . . . . .                                                                 (31,213)               (31,213)
      Shares issued for the
          acquisition of Barefoot
          Inc. and other
          acquisitions (16,161 shares)                                     156,299                    30,120                186,419
      Conversion to corporate form .           2,799   513,148            (515,947)

      Balance, December 31, 1997 . .          $2,799  $513,148   $65,000  $    ---       $5,343     $(57,582)    $(4,270)  $524,438

      Net income 1998  . . . . . . .                             189,992                                                    189,992

      Other comprehensive income,
          net of tax: Unrealized
          gains on securities, net
          of reclassification
          adjustment . . . . . . . .                                                       (485)                               (485)
     Foreign currency translation
          ($640 tax expense)                                                               (947)                               (947)
      Total comprehensive income . .                             189,992                 (1,432)                            188,560
      Shareholder distributions  . .                             (75,152)                                                   (75,152)
      Shares issued in public
          offering (11,400 shares) .             114   208,447                                                              208,561
      Shares issued under option,
          debentures, grant plans
          and other (2,514 shares) .              25     9,403                                        13,507         887     23,822
      Treasury shares purchased and
          related costs (888 shares)              (9)                                                (18,301)               (18,310)
      Shares issued for acquisitions
          (5,059 shares)                          51    57,126                                        47,390                104,567

      Balance, December 31, 1998 . .          $2,980  $788,124  $179,840  $    ---       $3,911     $(14,986)    $(3,383)  $956,486


      All share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.

      Disclosure   of   reclassification   amounts  (net  of  tax)  relating  to
   comprehensive income:


                                           1998           1997            1996

      Unrealized holding gains
          arising in period . . .        $ 3,295        $ 5,904         $ 2,795
      Less: gains realized  . . .         (3,780)       (1,635)          (1,343)
      Net unrealized gains on
          securities  . . . . . .         $ (485)      $ 4,269          $ 1,452

      See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Business Unit Reporting

The business of the Company is primarily conducted through the ServiceMaster Consumer Services and ServiceMaster Management Services operating units. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business segments that offer different services. They are managed separately because each business requires different technology and marketing strategies. The Consumer Services unit provides a variety of specialty services to residential and commercial customers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. The Company derives substantially all of its revenues from customers in the United States with less than five percent generated in foreign markets.

The other operations group includes primarily ServiceMaster Employer Services, a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans, and Diversified Health Services, which provides services and products to the long-term care industry. In the previous year, Diversified Health Services was reflected in the Management Services operating unit. It is now reflected in the other operations group for all years. The Company has reclassified Diversified Health Services into the other operations segment due to the unique nature of the services it provides and the industry factors which affect its performance. It also operates in a highly regulated industry and is managed separately from the other service lines.

Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to Parent based on the revenues or profits of the business unit.

Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Company's headquarters facility and other investments are included in the identifiable assets of other operations.

The following information prior to 1998 is presented on a pro forma basis as if the Company had been a taxable corporation in all years and corporate taxes had been allocated to the segments.


(In thousands)

                                        Consumer          Management         Other
                                        Services          Services           Operations    Consolidated
                                        ------------      -------------      -----------   ------------
1998

Operating revenue . . . . . . .         $2,048,185         $2,040,948          $634,986      $4,724,119

Operating income  . . . . . . .            305,408            112,919           (21,905)        396,422
Net interest expense (income) .             42,259             (1,882)           37,267          77,644
Income before income taxes  . .            263,149             114,801          (59,172)        318,778
Provision for income taxes  . .            106,309              46,380          (23,903)        128,786

Net income  . . . . . . . . . .           $156,840             $68,421         $(35,269)       $189,992

Net income, excluding unusual
     items (Note) . . . . . . .           $156,840             $45,774         $(12,622)       $189,992

Identifiable assets . . . . . .         $2,244,652            $237,924         $432,275      $2,914,851
Depreciation and amortization
     expense  . . . . . . . . .            $71,369             $22,023          $11,213        $104,605
Capital expenditures  . . . . .            $36,206             $29,757           $9,334         $75,297


1997

Operating revenue . . . . . . .         $1,662,519          $1,905,291         $393,692      $3,961,502
Operating income  . . . . . . .            235,064              76,224           32,645         343,933
Net interest and non-operating
     expense (income) . . . . .             27,740              (1,264)          43,178          69,654
Income before income taxes  . .            207,324              77,488          (10,533)        274,279
Corporate provision for
     income taxes . . . . . . .             83,759              31,304           (4,254)        110,809
Net income (pro forma
     corporate form)  . . . . .           $123,565             $46,184          $(6,279)       $163,470

Identifiable assets . . . . . .         $1,783,186            $212,727         $479,311      $2,475,224
Depreciation and amortization
     expense  . . . . . . . . .            $63,010             $21,315           $8,737         $93,062
Capital expenditures  . . . . .            $16,778             $21,232           $8,222         $46,232


1996

Operating revenue . . . . . . .         $1,461,696          $1,816,953         $179,679      $3,458,328
Operating income  . . . . . . .            185,895              75,577           33,746         295,218
Net interest and non-operating
     expense  . . . . . . . . .             14,233                 276           28,312          42,821
Income before income taxes  . .            171,662              75,301            5,434         252,397
Corporate provision for
     income taxes . . . . . . .             69,352              30,422            2,194         101,968
Net income (pro forma
     corporate form)  . . . . .           $102,310             $44,879           $3,240        $150,429

Identifiable assets . . . . . .         $1,394,177            $236,038         $216,626      $1,846,841
Depreciation and amortization
     expense. . . . . . . . . .            $52,446             $21,304           $5,256         $79,006
Capital expenditures  . . . . .            $19,915             $17,852           $5,185         $42,952


Note: This line excludes the $38 million pretax gain in the Management Services segment related to the formation of a strategic venture which acquired the assets of ServiceMaster Energy Management and the pretax charges totaling $38 million in the Other Operations segment related primarily to the home health care operations, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements.

Reincorporation

Most operations of ServiceMaster and its subsidiary partnerships were conducted from 1986 through 1997 in partnership form, free of federal corporate income tax. Had ServiceMaster remained a partnership, the Internal Revenue Code would have imposed federal corporate tax on ServiceMaster operations beginning in 1998. In January 1992, in anticipation of this change, the Partnership's shareholders approved a tax-free plan of reorganization to return to corporate form.

The ServiceMaster Company was created as part of this plan. The reorganization became effective December 26, 1997, and was structured as a merger in which The ServiceMaster Company became the successor entity through which the public now invests in ServiceMaster. (The terms "the Company" and "ServiceMaster" are used to collectively refer to the Partnership and its successor corporation, The ServiceMaster Company.) At the time of reincorporation, each outstanding limited partnership share was converted into one share of $0.01 par value common stock. No federal income taxes were imposed on the shareholders of the Partnership as a result of the reincorporation.

Pro forma information has been presented in the accompanying financial statements in order to compare the continuing results of operations as if the Company had been a taxable entity in 1997 and 1996. The pro forma tax provision has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings.

Prior to December 26, 1997, The ServiceMaster Limited Partnership held as its only asset a 99 percent interest in the profits, losses and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owned and operated the ServiceMaster business. The Managing General Partner was ServiceMaster Management Corporation, which held a one percent interest in the income of both Partnerships. As a result of the reorganization, The ServiceMaster Company owns all of the general and limited partnership interests in the Partnership. No payment or equity issuance was made to the Managing General Partner in connection with the reorganization except for the payout of any income allocated to its capital account prior to reincorporation.

Income Taxes
Prior to reincorporation at the end of 1997, most operations conducted by the Company and its subsidiary partnerships were exempt from federal corporate income tax since 1986. As a result of the reincorporation, the Company recognized a step-up in the tax basis of its assets, which is being amortized against taxable income. The step-up resulted in a reduction of the Company's cash tax payments in excess of $25 million per annum for the current year and for the ensuing 14 years.

The reconciliation of income tax for 1998 computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

Tax at U.S. federal statutory rate . . . . . . . . . . . . . . .           35.0%
State and local income taxes,
  net of U.S. federal benefit  . . . . . . . . . . . . . . . . .            4.4%
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1.0%
Effective rate . . . . . . . . . . . . . . . . . . . . . . . . .           40.4%

Income tax expense for 1998 consists of:

(In thousands)              Current        Deferred           Total
-----------------------     -------        --------         -------
U.S. federal. . . . .       $76,646         $30,200        $106,846
State and local. . . .       15,740           6,200          21,940
                            -------        --------        --------
                            $92,386         $36,400        $128,786

Deferred income tax expense of $36.4 million for the year ended December 31, 1998 results from timing differences in the recognition of income and expense for income tax and financial reporting purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the Company's deferred tax assets are as follows:

(In thousands)                                    1998           1997
------------------------------               --------------  ---------------
Deferred tax assets (liabilities):

Current:
Prepaid expenses and other . . . .                $(23,400)    $(11,500)
Accounts receivable allowance . . .                  7,400       12,000
Accrued insurance and
  related expenses . . . . . . . .                  24,100       18,000
Other accrued expenses . . . . . .                  16,700       18,100

Long-Term:
Long-term assets . . . . . . . . .                    (500)      13,000
Insurance expenses . . . . . . . .                  32,500       32,000
Other long-term obligations . . . .                (11,600)         ---
                                                  --------     --------
Net deferred tax assets . . . . . .               $ 45,200     $ 81,600

There were no federal taxes paid in 1998 and approximately $5 million of state tax payments were made in the year. In the first year of corporate form, the Company was able to defer the remaining 1998 tax payments into 1999.

Acquisitions

Current Year -

Acquisitions have been accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair market values as of the acquisition dates.

In 1998, the Company completed a number of acquisitions, including Rescue Industries, Inc. (Rescue), Ruppert Landscape Company (Ruppert), National Britannia and other lawn care, landscape and pest control businesses. Rescue, which operates under the Rescue Rooter trade name, is one of the largest plumbing and drain cleaning companies in America. Ruppert is one of the Mid-Atlantic's largest commercial landscape companies. National Britannia, the third largest pest control company in the United Kingdom, significantly increases the international presence of Terminix. The aggregate fair market value of the assets acquired less liabilities assumed for these acquisitions was $139 million, which consisted almost entirely of intangible assets, primarily goodwill. During the year, the

Company acquired a number of smaller companies primarily in the lawn care, landscaping and pest control businesses. The aggregate fair market value of the assets acquired less seller financed notes and liabilities assumed for these purchases was $194 million, including approximately $249 million of goodwill.

On November 1, 1998, the Company entered into an agreement to acquire LandCare USA, Inc., one of the leading commercial landscape companies in the country. The transaction is expected to be consummated in March 1999.

Prior Years -

On February 24, 1997, the Company acquired Barefoot Inc., (Barefoot) the second largest professional residential lawn care services company in the United States. The Company paid approximately $237 million by issuing 12.9 million shares and paying $91 million in cash in exchange for all of the Barefoot stock. The excess of the consideration paid over the fair value of the Barefoot business of $254 million was recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

During 1997,  the Company  made  several  smaller  acquisitions  which  included
Certified Systems, Inc. one of the nation's largest professional employer organizations, Orkin's lawn care and plantscaping division and a number of other lawn care and pest control businesses. The Company also purchased the minority interests of Management Services and Diversified Health Services for a combination of cash and Company shares, totaling approximately $25 million. The aggregate fair market value of the assets acquired less liabilities assumed for these smaller acquisitions was $196 million, including approximately $267 million of intangible assets, primarily goodwill.

During 1996, the Company acquired Premier Manufacturing Support Services, a provider of management services to the automotive industry, and several other smaller companies, predominately pest control, lawn care and pharmacy management businesses. The aggregate fair value of assets acquired less liabilities assumed was $91 million, including approximately $96 million of intangible assets which are being amortized on a straight-line basis over 40 years.

Supplemental cash flow information regarding the Company's acquisitions is as follows:

(In thousands)
                                              1998         1997         1996
                                           --------     --------     --------

Fair value of assets acquired  . . . . . . $465,380     $590,600     $134,377
Less liabilities assumed . . . . . . . . . (132,381)    (157,741)     (43,781)
                                           --------     --------     --------
Net assets acquired  . . . . . . . . . . .  332,999      432,859       90,596
Less shares issued . . . . . . . . . . . . (104,567)    (186,419)     (30,559)
Less cash acquired . . . . . . . . . . . .   (5,980)     (12,751)      (1,564)
                                           --------      -------     --------
Business acquisitions,
   net of cash acquired  . . . . . . . . . $222,452     $233,689      $58,473

Other Events

The Company formed a strategic venture with Texas Utilities Company for the ownership and operation of the ServiceMaster Energy Management business. The new venture acquired all of the assets of ServiceMaster Energy Management and is owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This transaction resulted in a pretax gain of $38 million.

In late 1998, the Company completed a strategic review of its Home Health Care operations and concluded that, without significant investment, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. The Company has decided to sell its direct operations and is discontinuing its outsourced management operation of home health care agencies. The Company will continue to provide consulting services to hospitals and other providers of home health care.

During the course of the Company's strategic review of its Home Health Care operations, the Company assessed the recoverability of the carrying value of the intangible assets and fixed assets which resulted in pretax impairment losses of $13 million and $3 million, respectively. In accordance with Statement of Financial Accounting Standards No. 121, these losses reflect the amounts by which the carrying values of these assets exceed their estimated fair values determined by their future discounted cash flows. In addition, the Company has recorded a pretax charge of $8 million related to the costs associated with exiting customer arrangements in the Home Health Care business. In response to the impact that changes in governmental reimbursement programs have begun to have on the financial condition of certain customers of the Home Health Care and Diversified Health Services businesses, the Company increased its reserves for accounts receivable by $8 million and $6 million, respectively.

Employee Benefit Plans

Contributions to qualified profit sharing plans were made in the amount of $9.9 million in 1998, $8.2 million in 1997, and $6.9 million in 1996. Under the Employee Share Purchase Plan, the Company contributed $1.2 million in 1998, $1.1 million in 1997, and $1.0 million in 1996. These funds defrayed part of the cost of the shares purchased by employees.

Long-Term Debt

Long-term debt includes the following:
(In thousands, except per share data)
                                              1998                1997
                                           ----------          ----------
Notes Payable:
  10.57%, maturing in 1999-2000 . .           $18,000             $27,000
   8.38%, maturing in 1999-2001 . .            30,000              40,000
  10.81%, maturing in 2000-2002 . .            55,000              55,000
   6.65%, maturing in 2002-2004 . .            70,000              70,000
   7.40%, maturing in 2006  . . . .           125,000             125,000
   6.95%, maturing in 2007  . . . .           100,000             100,000
   7.10%, maturing in 2018  . . . .           150,000                 ---
   7.45%, maturing in 2027  . . . .           200,000             200,000
   7.25%, maturing in 2038  . . . .           150,000                 ---
   6.00%, subordinated, convertible
          at $5.53 per share  . . .               ---               3,581
Revolving credit facilities . . . .            50,000             550,000
International borrowings  . . . . .            48,272              29,856
Other . . . . . . . . . . . . . . .           131,511              68,947
Less current portion  . . . . . . .           (51,616)            (21,539)
Total long-term debt  . . . . . . .        $1,076,167          $1,247,845

The Company is party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.

ServiceMaster filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $950 million in unsecured senior debt securities or equity interests in June 1997. As of year end, the Company had $350 million of securities available for issuance under this shelf registration statement. The first debt issuance from the shelf occurred in August 1997. It included two tranches of debt totaling $300 million. The Company completed a second $300 million dual-tranche offering of unsecured senior notes in February 1998, that consisted of $150 million, 7.10 percent notes due March 1, 2018, and $150 million, 7.25 percent notes due March 1, 2038. The net proceeds of these offerings reduced borrowings under bank credit facilities and thereby reduced exposure to short-term interest rate fluctuations.

In May 1998,  the Company filed a Form S-3  registration  statement  under which
11.4 million newly-issued shares were sold at $19.17 per share. The net proceeds to the Company were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

The Company has a committed revolving credit facility for up to $750 million maturing in April 2002. The facility can be used for general Company purposes. The revolving credit facility had $700 million of unused commitment as of December 31, 1998.

The Company is exposed to interest rate fluctuations on its floating rate debt. As of year end, the Company had approximately $100 million in floating rate borrowings. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. As of year end, the Company was not a party to any interest rate swaps.

Cash interest payments were $88 million in 1998, $63 million in 1997, and $34 million in 1996. Average rates paid on the revolving credit facility were 5.9 percent in 1998, 6.0 percent in 1997 and 5.6 percent in 1996. Future scheduled long-term debt payments are $51.6 million in 1999 (average rate of 4.2 percent), $67.7 million in 2000 (average rate of 6.0 percent), $44.3 million in 2001 (average rate of 6.7 percent), $45.9 million in 2002 (average rate of 6.6 percent), and $34.8 million in 2003 (average rate of 5.4 percent). Notes payable of $19 million due in 1999 are intended to be refinanced by the long term revolving credit facility in 1999 and therefore are not included in the $51.6 million of current liabilities. The $50 million revolving credit facility balance as of year end has not been included in the scheduled payments above as the Company expects to extend the revolving credit facility beyond 2003.

Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.1 billion.

Future long-term noncancelable operating lease payments are $33.4 million in 1999, $25.5 million in 2000, $17.9 million in 2001, $11.3 million in 2002, $6.6 million in 2003, and $7.4 million thereafter. Rental expense for 1998, 1997, and 1996 was $103.8 million, $83.9 million, and $74.8 million, respectively.

The Company maintains an $80 million operating lease facility with a bank which provides for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the lease up to 82 percent of the fair market value at the commencement of the lease. The Company does not expect to be required to make residual value payments and therefore, no amounts have been included in the future payments above. At December 31, 1998, approximately $38 million was funded under this facility.

Cash and Marketable Securities

Marketable securities held at December 31, 1998 and 1997, with a maturity of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. Marketable securities available for current operations are classified as current assets while securities held for noncurrent uses are classified as long-term. The Company's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1998, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $97 million and the aggregate cost basis was $84 million. In 1998, the Company entered into a hedging arrangement in a notional amount of $40 million expiring November 1999, designed to protect its equity portfolio against a decline in the equity market. This arrangement, which is linked to the Standard & Poor's 500 Index, provides protection for a market decline of up to 15 percent, while it caps the potential appreciation at 15 percent. At year end, the fair market value of this arrangement was an immaterial net liability to the Company. There was no participation in the trading of derivative securities in 1998 or 1997.

Interest and dividend income received on cash and marketable securities was $8.9 million, $8.3 million and $8.0 million, in 1998, 1997 and 1996, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires the reporting of all changes in equity during a period, except those resulting from investment by owners and distribution to owners. The Company has chosen to disclose Comprehensive Income, which encompasses net income, unrealized gains on marketable securities, and the effect of foreign currency translation, in the Statement of Shareholders' Equity.
                                               1998        1997         1996
                                             ---------   --------     --------
Unrealized holding gains
  arising in period . . . . . . . . .           $5,529     $9,908       $4,690
Tax expense . . . . . . . . . . . . .            2,234      4,004        1,895

Net of tax amount . . . . . . . . . .           $3,295     $5,904       $2,795

Gains realized  . . . . . . . . . . .           $6,342     $2,743       $2,254
Tax expense . . . . . . . . . . . . .            2,562      1,108          911

Net of tax amount . . . . . . . . . .           $3,780     $1,635       $1,343


Accumulated comprehensive income included the following components as of December 31:
                                               1998        1997         1996
                                             ---------   --------     --------

Unrealized gain on securities                   $7,753     $8,238       $3,969
Foreign currency translation                    (3,842)    (2,895)       2,388

Total . . . . . . . . . . . .                   $3,911     $5,343       $6,357


Shareholders' Equity

The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. Upon reincorporation, all Limited Partners' equity was transferred to common stock and additional paid-in capital. The shares underlying the obligations and rights relating to the employee option plans were also converted from partnership shares to corporate stock on a one-for-one basis.

In 1997, the Company filed a $950 million shelf registration statement with the Securities and Exchange Commission for the sale of unsecured senior debt securities and equity interests. On May 15, 1998, the Company filed a Form S-3 registration statement, and 21.2 million Company shares were sold at $19.17 per share. This included approximately 11.4 million of newly-issued shares from the Company and 9.8 million shares sold by existing shareholders. The net proceeds to the Company, after the underwriting discount and offering expenses, were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

On July 23, 1998, the Company filed a Form S-1 shelf registration statement to issue up to 5.3 million shares of common stock in connection with future, unidentified acquisitions. The S-1 allows the Company to issue registered shares much more efficiently when acquiring privately-held companies. The Company plans to use the shares over time in connection with purchases of roll-up acquisitions and small strategic acquisitions. There were approximately 3.5 million shares issued at year end.

On April 1, 1997, the Company bought Waste Management, Inc.'s (WMX) entire ownership interest in ServiceMaster for approximately $626 million. This transaction resulted in the Company acquiring the 61.1 million Company shares held by WMX and canceling WMX's option to purchase an additional 4.2 million Company shares.

As of December 31, 1998, there were 18.1 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

The Company accounts for employee share options under Accounting Principles Board Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), which is an accounting alternative that is permitted, but not required, pro forma net income and net income per share would reflect the following:

(In thousands, except per share data)
                                          1998           1997          1996
                                        --------       --------      --------
Net Income:
 As reported(1)  . . . . . . .          $189,992       $163,470      $150,429
 SFAS 123 pro forma. . . . . .          $185,555       $160,966      $149,480
Net Income Per Share:
 Basic:    As reported(1)                   $.66           $.57          $.47
           SFAS 123 pro forma               $.64           $.56          $.47
 Diluted:  As reported(1)                   $.64           $.55          $.46
           SFAS 123 pro forma               $.62           $.54          $.45

(1) Pro forma corporate form prior to 1998.

The SFAS 123 pro forma net income reflects options granted in 1998, 1997 and 1996. Since SFAS 123 does not apply to options granted prior to 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years. This primarily relates to the fact that options vest over several years and pro forma compensation cost is recognized as the options vest. In addition, awards may have been granted in earlier years, which would have resulted in pro forma compensation cost in 1998.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 1998, 1997 and 1996: risk-free interest rates of 5.6 percent, 6.3 percent and 5.6 percent, respectively; volatility rates of 22 percent, 21 percent and 27 percent, respectively; distribution yields of 1.9 percent, 3.2 percent and 3.2 percent, respectively; and average expected lives of seven years. The options granted to employees in 1998, 1997 and 1996 have weighted-average fair values of $5.17, $2.81 and $2.40, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

A summary of option and grant transactions during the last three years is summarized below:

                                                       Share         Price      Weighted-Avg.      Share          Price
                                                      Options        Range      Exercise Price     Grants         Range
                                                      -------    -------------  --------------   ----------   -------------

Total exercisable, December 31, 1995 . . . .       14,033,661    $0.73 -  7.63      $ 5.46              ---             ---
Total outstanding December 31, 1995  . . . .       18,252,411    $0.73 -  9.78       $6.46        2,205,738    $2.86 - 7.96

Transactions during 1996

  Granted to employees . . . . . . . . . . .        4,154,625   $ 9.26 - 10.78       $9.40              ---             ---
  Exercised, paid, or vested . . . . . . . .       (5,470,646)  $ 0.73 -  7.63       $5.56         (398,997)   $2.86 - 7.96
  Terminated or resigned . . . . . . . . . .         (360,274)  $ 2.79 -  7.63       $3.89              ---             ---
Total exercisable, December 31, 1996 . . . .        8,202,741   $ 0.73 -  7.63      $ 5.49              ---             ---
Total outstanding, December 31, 1996 . . . .       16,576,116   $ 0.73 - 10.78      $ 7.56        1,806,741    $2.86 - 7.96

Transactions during 1997

  Granted to employees . . . . . . . . . . .        5,295,785   $11.23 - 18.42      $11.62              ---             ---
  Exercised, paid, or vested . . . . . . . .       (1,892,034)  $ 2.17 -  9.26       $5.17         (430,460)   $2.86 - 7.96
  Cancelled, related to WMX  . . . . . . . .       (4,218,750)  $         9.78       $9.78              ---             ---
  Terminated or resigned . . . . . . . . . .         (440,960)  $ 1.97 - 11.22       $7.11         (120,175)   $2.86 - 7.96
Total exercisable, December 31, 1997 . . . .        6,919,718    $0.73 - 10.78      $ 6.05              ---             ---
Total outstanding, December 31, 1997 . . . .       15,320,157    $0.73 - 18.42      $ 8.65        1,256,106    $2.86 - 7.96

Transactions during 1998

  Granted to employees . . . . . . . . . . .        3,574,376   $15.74 - 22.77      $18.29              ---             ---
  Exercised, paid, or vested . . . . . . . .       (1,604,784)  $ 2.25 - 11.22       $6.29         (293,376)   $2.86 - 7.96
  Terminated or resigned . . . . . . . . . .         (377,023)  $ 0.73 - 18.26       $8.57              ---             ---
Total exercisable, December 31, 1998 . . . .        7,269,279    $0.73 - 22.33      $ 7.51              ---             ---
Total outstanding, December 31, 1998 . . . .       16,912,726    $0.73 - 22.77      $10.89          962,730    $2.86 - 7.96



Options outstanding at December 31, 1998:

    Range of      Number Outstanding       Remaining         Weighted-Average      Number Exercisable   Weighted-Average
Exercise Prices      at 12/31/98              Life            Exercise Price           at 12/31/98       Exercise Price
---------------   ------------------       ---------         ----------------      ------------------   ----------------

$0.73 -  5.14          1,896,782           3.0 years               $3.74                1,896,782             $ 3.74
 6.44 -  9.33          6,040,722           6.5 years                8.27                4,048,253               7.78
10.78 - 22.77          8,975,222           8.5 years               14.17                1,428,808              12.50

$0.73 - 22.77         16,912,726           7.0 years              $10.89                7,373,843              $7.65


Earnings Per Share

Basic  earnings  per share is computed by dividing  income  available  to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of convertible securities and options to purchase common stock.

The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation.


                                           For year ended 1998          For year ended 1997         For year ended 1996
(In thousands, except per share data)    Income    Shares    EPS      Income   Shares     EPS     Income    Shares    EPS
                                       --------- ---------- -----   --------- ---------- -----  --------- ---------- -----
Basic EPS
  (pro forma corporate form in
   1997 and 1996). . . . . . . . .      $189,992   289,315  $0.66    $163,470  285,944   $0.57  $150,429    317,381  $0.47
Effect of Dilutive Securities,
   net of tax

   Options . . . . . . . . . . . .                   9,391                       8,333                        7,607
   Convertible debentures  . . . .            32       181              1,114    5,363             1,115      5,441

Diluted EPS
  (pro forma corporate form in
   1997 and 1996). . . . . . . . .      $190,024   298,887  $0.64    $164,584  299,640   $0.55  $151,544    330,429  $0.46


Quarterly Operating Results

Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, and basic and diluted net income per share are shown in the table below. Net income and earnings per share amounts for 1997 and 1996 have been restated to a basis that assumes reincorporation had occurred as of the beginning of each year. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

Certain amounts from prior periods have been reclassified to conform with the current presentation.


                                                              Percent Incr.             Percent Incr.
(Unaudited, in thousands, except per share data)      1998       '98-'97        1997       '97-'96         1996
                                                    --------  -------------   --------  -------------    --------
      Operating Revenue:
      First Quarter . . . . . . . . . . . . .       $981,788        20%       $817,136       10%         $740,299
      Second Quarter  . . . . . . . . . . . .      1,244,627        23       1,010,794       10           916,931
      Third Quarter . . . . . . . . . . . . .      1,273,093        17       1,090,114       18           927,227
      Fourth Quarter  . . . . . . . . . . . .      1,224,611        17       1,043,458       19           873,871

                                                  $4,724,119        19%     $3,961,502       15%       $3,458,328

      Gross Profit:
      First Quarter . . . . . . . . . . . . .       $186,991        17%       $159,991       13%         $142,116
      Second Quarter  . . . . . . . . . . . .        293,261        14         257,260       16           221,505
      Third Quarter . . . . . . . . . . . . .        316,718        23         257,449       17           219,127
      Fourth Quarter  . . . . . . . . . . . .        247,537         8         228,642       18           194,572

                                                  $1,044,507        16%       $903,342       16%         $777,320

      Net Income:
      (pro forma in 1997 and 1996):
      First Quarter . . . . . . . . . . . . .        $29,270         1%      $28,982         15%          $25,188
      Second Quarter  . . . . . . . . . . . .         56,404        21        46,707          8            43,326
      Third Quarter . . . . . . . . . . . . .         56,352        20        46,793         11            42,262
      Fourth Quarter  . . . . . . . . . . . .         47,966        17        40,988          3            39,653

                                                    $189,992        16%     $163,470          9%         $150,429

      Basic Net Income Per Share:
      (pro forma in 1997 and 1996):
      First Quarter . . . . . . . . . . . . .          $0.11        22%        $0.09         13%            $0.08
      Second Quarter  . . . . . . . . . . . .           0.20        18          0.17         21              0.14
      Third Quarter . . . . . . . . . . . . .           0.19        12          0.17         31              0.13
      Fourth Quarter  . . . . . . . . . . . .           0.16         7          0.15         25              0.12

                                                       $0.66        16%        $0.57         21%            $0.47

      Diluted Net Income Per Share:
      (pro forma in 1997 and 1996):
      First Quarter . . . . . . . . . . . . .          $0.10        11%        $0.09         13%            $0.08
      Second Quarter  . . . . . . . . . . . .           0.19        19          0.16         23              0.13
      Third Quarter . . . . . . . . . . . . .           0.19        19          0.16         23              0.13
      Fourth Quarter  . . . . . . . . . . . .           0.16        14          0.14         17              0.12

                                                       $0.64        16%        $0.55         20%            $0.46

      Cash Distributions Per Share:
      First Quarter . . . . . . . . . . . . .          $0.08         7%        $0.07 1\2      5%            $0.07 1\8
      Second Quarter  . . . . . . . . . . . .           0.08         7          0.07 1\2      5              0.07 1\8
      Third Quarter . . . . . . . . . . . . .           0.08       ---          0.08          7              0.07 1\2
      Fourth Quarter  . . . . . . . . . . . .           0.09        13          0.08          7              0.07 1\2

                                                       $0.33         6%        $0.31          6%            $0.29 1\4

      Price Per Share:
      First Quarter . . . . . . . . . . . . . $19.63 - 16.50          $12.33 - 10.92               $ 9.93 -  8.61
      Second Quarter  . . . . . . . . . . . .  25.50 - 17.92           15.92 - 12.09                10.45 -  9.17
      Third Quarter . . . . . . . . . . . . .  24.75 - 19.75           19.67 - 15.17                11.00 -  9.55
      Fourth Quarter  . . . . . . . . . . . .  23.81 - 16.00           19.50 - 14.00                11.83 - 10.55

      All share and per share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.