Form 10-K, Exhibit 13
period 1999-12-31
SERVICEMASTER CO
filed 2000-03-27
CIK 1052045

FINANCIAL HIGHLIGHTS

                                                                                For years ended December 31,

(In thousands, except per share data)                                         1999             1998       Change
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS:
Customer level revenue (1) ............................................ $  7,335,000     $  6,355,000      + 15%
Operating revenue .....................................................    5,703,535        4,724,119      + 21%
Operating income ......................................................      383,174          396,422      -  3%
OPERATING INCOME BEFORE NON-RECURRING ITEMS, NET (2) ..................      468,674          396,422      + 18%

Net income ............................................................      173,563          189,992      -  9%
NET INCOME BEFORE NON-RECURRING ITEMS, NET (2).........................      224,863          189,992      + 18%


   Per share: (3)
       Basic .......................................................... $       0.56     $       0.66      - 15%
       Diluted ........................................................ $       0.55     $       0.64      - 14%
       BASIC BEFORE NON-RECURRING ITEMS, NET (2) ...................... $       0.73     $       0.66      + 11%
       DILUTED BEFORE NON-RECURRING ITEMS, NET (2) .................... $       0.72     $       0.64      + 13%
Cash dividends per share .............................................. $       0.36     $       0.33      +  9%


FINANCIAL POSITION:
Total assets .......................................................... $  3,870,215     $  2,914,851
Long-term debt ........................................................    1,697,582        1,076,167
Shareholders' equity ..................................................    1,205,716          956,486


SHARE PRICE RANGE :
(Traded on the New York Stock Exchange under the symbol SVM)
High price ............................................................ $      22.00     $      25.50
Low price ............................................................. $      10.13     $      16.00
Closing price ......................................................... $      12.31     $      22.06

(1) Customer level revenue represents the combined revenues of the Company's direct operations and the estimated revenues of its various independently licensed franchisees.

(2) In the second quarter of 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business.

(3) Basic earnings per share are calculated based on 307,637 shares in 1999 and 289,315 shares in 1998, while diluted earnings per share are calculated based on 314,406 shares in 1999 and 298,887 shares in 1998. All share and per share data reflect the three-for-two share split in August 1998.

                      MANAGEMENT DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          (ALL SHARE AND PER SHARE DATA REFLECT THE THREE-FOR-TWO SHARE
                      SPLITS IN AUGUST 1998 AND JUNE 1997)


  The  terms   "Company"  and   "ServiceMaster"   refer  to  the  operations  of
ServiceMaster Limited Partnership and The ServiceMaster Company, its successor corporation.

1999 COMPARED WITH 1998
  Revenues increased 21 percent to $5.7 billion, reflecting strong growth from acquisitions and increases in base operations. Approximately six percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in established businesses, while the newer initiatives, including landscaping, plumbing, and heating/air conditioning services, provided 21 percent of the growth. This growth was partially offset by the sale of Premier and ServiceMaster Energy Management and the wind-down of the Home Health Care business. Operating income before non-recurring items increased 18 percent over the prior year. Margins decreased to 8.2 percent of revenue from 8.4 percent in 1998, resulting from a shift in business mix as the new initiatives in landscaping, heating/air conditioning, and plumbing represented a higher portion of revenue. The Company expects to realize significant margin improvements in these businesses as they become integrated. Operating margins excluding these operations increased 10 basis points even though a severe drought in the Mid-Atlantic and Northeast regions of the country in 1999 reduced margins in TruGreen ChemLawn, the Company's largest operating unit. Diluted earnings per share before non-recurring items increased 13 percent to $.72, compared with $.64 last year. Net income on this same basis grew 18% to $225 million from $190 million in 1998. Net income grew at a faster rate than earnings per share due to an increase in shares outstanding, resulting from shares issued for acquisitions and the Company's equity offering in May 1998.

 During the year, the Company realized an after-tax gain of $30 million relating to the sale of its Premier automotive business and the sale of its remaining 15 percent interest in ServiceMaster Energy Management. In addition, the Company recorded a one-time after-tax charge of $81 million relating to its Diversified Health Services business. These items reduced net income from ongoing operations by $51 million ($85.5 million pre tax). As a result, the Company reported net income of $174 million, with diluted earnings per share of $.55.

Graph Comparison of Customer Level Revenue and Operating Revenue for the Last 5 Years

Graph Comparison of Diluted Earnings Per Share for the Last 5 Years

  During 1999, the Company launched two new strategic business initiatives. The first initiative focuses on broadening the Company's core service capabilities to the consumer market by creating an e-commerce alternative for selling, providing, and bundling our service offerings and related products. The other initiative involves expanding the Company's outsourcing, site service, and information resources to the business and commercial market. The Company expects earnings per share to continue to grow at double-digit rates for the next two years, but at less than historical levels because of the investments that the Company will be making to support these directives, which are likely to be $.03 to $.05 per share in 2000.

  In January 2000, the Company announced the formation and initial funding of WeServeHomes.com, a separate Internet company that will offer comprehensive on-line solutions for the consumer market by providing home services, products, and information. ServiceMaster owns 84 percent of WeServeHomes.com through the contribution of its 1-800-WE-SERVE call center and the assets of its Internet business. In addition, ServiceMaster will support the new company through intensive co-branding efforts, access to its customer base and third-party contractor relationships, fulfillment support, and licensing the use of certain trademarks. Kleiner Perkins Caufield & Byers (Kleiner Perkins), one of the nation's most respected and successful venture capital firms, contributed $15 million and holds a 16 percent ownership interest with warrants to purchase an additional $11.5 million in stock at the same price. The initial investment by Kleiner Perkins will help fund site design and development, infrastructure support and promotional expenditures. In addition, expenses in 2000 associated with WeServeHomes.com will be reduced by the amount of the Kleiner Perkins investment.

  The Consumer and Commercial Services business unit achieved a 53 percent increase in revenues to $3.1 billion, reflecting solid growth in established businesses, as well as contributions from the Company's landscaping, heating/air conditioning, and plumbing initiatives. Net income increased eight percent to $171 million, reflecting profit increases at all of the companies except TruGreen. TruGreen reported a substantial increase in revenues and profits comparable to last year, reflecting the impact of severe weather conditions on the lawn care operations partially offset by increases from the landscape initiative.

TruGreen ChemLawn, the Company's lawn care operations, reported modest revenue growth but lower profits due to the effects of the extreme drought in the Northeast and the Mid-Atlantic regions of the country. Solid revenue growth in commercial accounts helped support the weaker growth in residential lawn care services resulting from the unfavorable summer weather conditions over the last two years. Through the acquisitions of LandCare USA and other smaller businesses, the Company has become the largest provider of commercial landscape services in the country. Over 20 percent of the Consumer and Commercial Services segment's revenue growth came from this new initiative. TruGreen LandCare, the Company's landscape operations, achieved significant increases through acquisitions but also realized strong double-digit internal growth. Terminix achieved strong growth in revenues and profits, resulting from increases in termite completions and renewals, improved branch efficiencies, and the successful integration of acquisitions. Growth in new termite customers reflects a continued strong demand for termite baiting systems. American Home Shield achieved double-digit growth in revenues and profits, reflecting increases in warranty  contracts  sold through all  distribution  channels.  In  addition,  a greater percentage of its revenues was derived from customer renewals, which carry higher margins and retention rates. The combined Rescue Rooter and American Residential Services operations reported strong growth in revenues and profits. American Residential Services, which was acquired in April 1999, provides comprehensive maintenance, repair and replacement services for heating, ventilation and air conditioning (HVAC), plumbing, electrical and other systems, and major appliances in homes and commercial buildings. This acquisition establishes the Company as one of the country's leading providers of these services and also complements the Company's established plumbing business. In addition, it significantly expands the Company's service offerings on a nationwide basis and provides added support for American Home Shield. Both the HVAC and plumbing operations achieved good internal growth and productivity gains. The franchise operations, ServiceMaster Clean (formerly Residential/Commercial) and Merry Maids, achieved solid increases in revenues and profits despite an extremely tight labor market, with continued growth of Company-owned operations, increased license sales, and productivity improvements.

  The traditional Management Services business reported revenues of $1.9 billion and net income of $77 million. These results include a $30 million after-tax gain relating to the sales of its Premier automotive unit and its remaining 15 percent interest in ServiceMaster Energy Management. Revenues and net income from continuing operations both increased three percent. This growth includes the benefit of overhead efficiency gains realized throughout the business units. The traditional Healthcare market reported a modest decrease in revenues and profits consistent with last year. The Company achieved solid revenue and profit increases in both the Business & Industry and Education markets, reflecting increased volume and lower overhead spending. The base of annualized revenue from continuing operations grew two percent for the year, which reflected a strong sales year and an increased number of contracts served.

  On April 21, 1999, the Company sold its Premier business unit to Durr AG of Germany for $76 million. Premier provides cleaning services for paint booths and other related maintenance service in the automotive industry. The Company believes that alliances or significant incremental investments would have been required to remain competitive in this industry. The sale of Premier allowed ServiceMaster to realize the significant appreciation in its investment and to reinvest the proceeds in initiatives more central to the Company's core strategies. The sale resulted in an after-tax gain of approximately $25 million ($42 million pretax). Also in the second quarter, the Company sold its remaining 15 percent interest in ServiceMaster Energy Management to its partner, Texas Utilities, which resulted in an after-tax gain of $5 million ($8 million pretax).

  Other Operations include primarily Employer Services, the professional employer organization, Diversified Health Services, which provides services and products to the long-term care market, and the Company's headquarters operations. Net income before non-recurring items improved from 1998, reflecting favorable interest allocations and gains on financial investments partially offset by reduced profitability in the Diversified Health Services operations.

  The long-term care industry has recently undergone a dramatic transition period, largely as a result of changes in government reimbursement and compliance policies. The Company's Diversified Health Services unit manages long-term facilities and, in a number of cases, had helped finance these facilities, generally in return for a long-term management contract and a share in the market appreciation of the facility. This company's operations had also provided a number of ancillary services and products, including rehabilitation therapy, medical supplies, pharmacy, and design and build services. During the year, the Company announced that it was undertaking a strategic review and assessment of its Diversified Health Services business due to changes in reimbursement and compliance policies and the resulting financial difficulties of a number of its customers. Based on the review of the business and the credit risks involved, the Company reduced the scope of the services it offered substantially, including ancillary services, and decided to eliminate all future credit extension activities. As a result of the review, the Company recorded in the second quarter of 1999 an after-tax charge of $81 million ($135.6 million pretax) for the restructuring and write-down of assets related to Diversified Health Services. Approximately $12 million of the charge related to provisions for future expected cash expenditures. Since that time, the Company has terminated several customer relationships, with the corresponding overhead structure eliminated, and reduced the scope of its ancillary services. The Company continues to believe that the charge was adequate and the remaining provisions are sufficient to cover future requirements.

   On a consolidated basis, cost of services rendered and products sold increased 21 percent, primarily due to acquisitions and general business growth. Cost of services rendered and products sold increased as a percentage of revenues to 78.2 percent in 1999 from 77.9 percent in 1998. The landscaping, heating/air conditioning and plumbing acquisitions have significantly affected this comparison because their cost of services as a percentage of revenues is higher than the average for the enterprise. Excluding these platforms, cost of services rendered and products sold decreased as a percentage of revenues to 76.0 percent from 77.7 percent in 1998. This decrease primarily reflects the changing mix of the business as TruGreen ChemLawn and Terminix increase in size in relationship to the overall business of the Company. The TruGreen ChemLawn and Terminix businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenues.

 Consolidated selling and administrative expenses increased 20 percent over the prior year and, as a percentage of revenues, decreased to 13.6 percent in 1999 from 13.7 percent in 1998. The platform initiatives noted above have lower selling and administrative expenses, as a percentage of revenues, than the Company average.

  Interest expense increased over the prior year, primarily due to increased debt levels associated with acquisitions. The increase in interest and investment income primarily resulted from additional gains realized on financial investments. The tax provision reflects a higher effective tax rate compared with last year, primarily due to the non-deductibility of goodwill related to several large acquisitions completed in 1999.

  As more fully described in the notes to the consolidated financial statements, a lawsuit is currently pending in Atlanta, Georgia wherein the plaintiff, a former salesman, claimed that the Company wrongfully declined to pay a commission of approximately $180,000. In September 1999, the jury returned a verdict of approximately $1 million in compensatory damages and $135 million in punitive damages. The Company has filed a motion for judgment notwithstanding the verdict or, in the alternative, for a new trial. If the outcome of the post-trial proceedings is not satisfactory to the Company, the Company will appeal. The Company believes, on advice of counsel, that the award of $135 million in punitive damages is not supportable by the facts of the case or by applicable state law. The Company is not presently able to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. If the adverse judgment is sustained after all appeals are concluded (which is a result not anticipated by the Company), the Company's results of operations for a particular year could be materially adversely affected. However, the Company, based on discussions with outside legal counsel, believes that the ultimate outcome of this litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

  The Company did not experience any significant computer system problems in the transition from the year 1999 to the year 2000 and the Company did not experience any significant year 2000 problems with its suppliers or customers. The Company substantially completed all of its year 2000 remediation efforts before December 31, 1999, and the costs of addressing year 2000 issues were not material to the Company's results of operations or financial position.

1998 COMPARED WITH 1997

  Revenues increased 19 percent to $4.7 billion through a combination of acquisitions and solid growth from base operations. Approximately eight percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in existing service lines, primarily lawn care and pest control, with another six percent coming from platform acquisitions primarily in plumbing and landscaping. The remaining five percent of the revenue growth represented the acquisition of a professional employer organization in August 1997. The professional employer organization has a significant impact on revenues and margins, because the entire employee payroll of the customer is recognized both as revenue and operating cost. As a result, the margins are low in this business and reduce the Company's consolidated operating margins. Operating income increased 15 percent to $396 million, while margins decreased to 8.4 percent of revenues from 8.7 percent in 1997. Operating margins excluding the professional employer organization improved 10 basis points over 1997, reflecting the continued strong growth of higher margin businesses, productivity improvements and the successful integration of acquisitions at Consumer and Commercial Services.

  Pro forma information is presented for 1997 in order to compare the continuing results of operations as if the Company had been a taxable corporation. On this basis, net income grew 16 percent to $190 million. Basic and diluted earnings per share increased 16 percent to $.66 and $.64, respectively.

  The Consumer and Commercial Services business unit achieved a 23 percent increase in revenues, reflecting strong growth from both internal sources and acquisitions, including the Rescue Rooter plumbing business and commercial landscaping companies. Net income increased 28 percent, reflecting solid double-digit profit increases at all of the companies. TruGreen reported strong growth in revenues and profits, reflecting base business growth and the entry into the commercial landscape market through the acquisition of several companies. The successful integration of acquisitions and other cost initiatives helped offset the effects of severe summer weather conditions in many regions of the country. Terminix achieved strong double-digit growth in revenues and profits, resulting from excellent increases in termite completions and renewals and improved margins. Higher customer retention levels and efficiency improvements contributed to the increased margins. American Home Shield continued to experience exceptional momentum with very strong double-digit increases in warranty contracts written due to excellent growth in real estate and direct-to-consumer sales, as well as strong renewal growth. This volume increase was partially affected by increased service orders relating to expensive air conditioning repairs due to the extreme heat experienced in many parts of the country. The franchise operations, ServiceMaster Clean (formerly Residential/Commercial) and Merry Maids, achieved solid revenue increases and higher margins, reflecting improvements in Company-owned operations and cost controls. The Rescue Rooter operations reported very good results, reflecting improved marketing efforts, productivity improvements and effective cost controls.

  The traditional Management Services business achieved a seven percent revenue increase as a result of acquisitions and modest growth in the base business. Profits increased significantly due to a $38 million pretax gain relating to the formation of a strategic venture between ServiceMaster and Texas Utilities Company. The new venture acquired all the assets of ServiceMaster Energy Management and was owned 85 percent by Texas Utilities and 15 percent by ServiceMaster.

(This 15 percent interest was subsequently sold by the Company in 1999.) Excluding this gain, profits were one percent below the prior year level as increases in the Business & Industry and Education markets were offset by reduced profitability in the Healthcare market. The traditional Healthcare market reported a slight decline in revenues with lower profits than last year as a result of continued industry pressures and additional investments in the business compared with the prior year. The Company achieved significant revenue and profit increases in the Business & Industry market, reflecting the successful integration of acquisitions and increased sales in the base business. The Education market reported strong growth in profits due to better customer retention and the favorable effect of eliminating costs incurred in 1997 related to unwinding a large contract.

  Revenues of Other Operations increased significantly as the 1998 results include a full year of the professional employer organization that was acquired in August 1997. Operating income was down significantly from the prior year, reflecting a large charge related primarily to the home health care operations as well as operational losses. In late 1998, the Company completed a strategic review of its home health care business and concluded that, without significant investment to make home health care one of its core businesses, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. The Company discontinued its outsourced management contracts of home health care agencies, but continues to provide consulting services to hospitals and other providers of home health care. The Company incurred and established reserves of approximately $32 million (pretax) relating to home health care, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements. An additional $6 million pretax charge was recorded that was specifically designated for other Diversified Health Services reserve needs. In addition to these charges and losses in home health care, the decrease in operating income reflects margin reductions in other Diversified Health Services operations and the non-recurrence of transaction gains recognized in 1997.

  On a consolidated basis, cost of services rendered and products sold increased 20 percent and increased as a percentage of revenue to 77.9 percent in 1998 from
77.2 percent in 1997. The addition of Employer Services had an impact on the overall increase in costs as this business line carries a lower gross margin level than the rest of the enterprise. Excluding Employer Services, cost of services rendered and products sold decreased 10 basis points as a percentage of revenues. This reflects the changing mix of the enterprise as Consumer and Commercial Services increased in size relative to the overall business of the Company. The Consumer and Commercial Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs.

  Consolidated selling and administrative expenses increased 16 percent over the prior year and, as a percentage of revenues, decreased from 14.1 percent in 1997 to 13.7 percent in 1998.

  Interest expense increased over the prior year, reflecting increased debt levels associated with the first quarter 1997 repurchase of shares previously held by Waste Management, Inc. The impact of larger seasonal borrowings, primarily due to acquisitions and higher interest rates associated with the refinancing of floating-rate bank debt with longer term, fixed-rate debt, was partially offset by proceeds from the May 1998 equity offering.

  Interest and investment income increased over the prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on sales of marketable securities.

  Minority interest expense decreased as the General Partners' interests in the parent entities were eliminated upon reincorporation.

Graph Comparison of Profits and Cash from Operations before Taxes for the Last 5 Years

1999 FINANCIAL POSITION

  Net cash provided from operations of $257 million was significantly below the prior year level, primarily reflecting the deferral of the 1998 federal tax payment until March of 1999. Federal taxes of $79 million on the Company's 1998 earnings were accrued in the financial statements in 1998, but not paid until the first quarter of 1999. (Excluding all tax payments, cash provided from operations increased five percent to $433 million.) Working capital needs increased over 1998, reflecting the growth in the Company's commercial services, especially the landscaping operations, which experienced a significant increase in receivables.

  Cash and marketable securities totaled approximately $114 million at December 31, 1999. Debt levels increased, reflecting the 1998 tax payment combined with the effects of acquisitions, capital spending, and dividends. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company. In addition, the Company had $390 million of unused commitment on its revolving bank facility at December 31, 1999.

  In August 1999, the Company completed a senior unsecured debt offering of $250 million, 7.875 percent notes priced to yield 7.98 percent and due August 15, 2009. The net proceeds were used to repay a portion of the Company's borrowings under its revolving bank credit facility, thereby, reducing the Company's exposure to short term interest rate fluctuations.

  On March 18, 1999, the Company completed the acquisition of LandCare USA, Inc. (LandCare) in a stock-for-stock merger for $331 million. The Company issued shares valued at approximately $191 million and assumed debt or made cash payments of approximately $140 million. The acquisition of LandCare, one of the nation's leading commercial landscape companies, significantly broadened the Company's landscape initiative and provides TruGreen the opportunity to integrate its traditional fertilizer and weed control services with landscape maintenance and installation. The Company installed a new operating and financial system which will support the Company in achieving operating efficiencies, coordinating purchases, and monitoring progress on receivable collections.

  On April 27, 1999, the Company acquired American Residential Services (ARS), establishing the Company as one of the nation's leading providers of heating, ventilation, and air conditioning services. The Company acquired ARS for approximately $292 million in cash and assumed debt.

  Accounts receivable increased reflecting general business growth, the acquisitions of ARS and LandCare and longer collection periods as the Company increases its presence in the commercial sector. The net balance reflects the current year write-down of certain Diversified Health Services receivables due from nursing homes. Property and equipment increased, primarily resulting from investments in information technology throughout the enterprise as well as general business growth and acquisitions. The Company does not have any material capital commitments at this time.

  Total acquisitions were approximately $938 million ($623 million of which was from the LandCare and ARS acquisitions). Approximately 28 percent of the acquisition consideration was in the form of shares. Certain members of management acquired minority ownership interests in the landscaping operations and the heating/air conditioning and plumbing operations. The increase of $577 million in intangible assets included $251 million from LandCare and $225 million from ARS, as well as amounts from various other smaller commercial landscape and pest control companies. This increase was partially offset by the write-down of impaired goodwill relating to the Diversified Health Services operations.

  Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield, increases in customer prepayments for pest control services, and the acquisition of ARS.

  Total shareholders' equity increased to $1.2 billion in 1999 from $956 million at December 31, 1998, reflecting current year net income and shares issued for acquisitions, partially offset by shareholder dividends. The Company continues to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorizations previously granted by the Board of Directors. Approximately $93 million of shares were repurchased in 1999. In October 1999, the Company announced that its Board of Directors authorized the repurchase of $150 million in shares over time (in addition to an existing authorization for funding benefit and option plans) in the open market or in privately negotiated transactions. At year-end, the aggregate market value of the Company's outstanding shares was approximately $3.8 billion.

  Cash dividends paid directly to shareholders totaled $111 million, or $.36 per share, a nine percent per share increase over the prior year. The total amount of cash distributions increased 16 percent from the prior year, reflecting this per share increase as well as an increase in shares outstanding over the prior year. (In 1997, the Company maintained a shareholders' trust which was established for the benefit of its Partnership shareholders. The trust was terminated upon reincorporation. However, in 1998, it received approximately $20 million in tax refunds relating to its final 1997 tax return.)

Graph Comparison of Cash Dividends Declared for the Last 5 Years

  While the Company has historically increased its dividend payment, the timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's corporate finance objectives and cash requirements. The Company has announced its intended cash dividends for 2000 of $.38 per share.

  Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of the Company's investors and lenders. Management believes that EBITDA is another measure that demonstrates the exceptional cash-generating abilities of the Company's businesses. EBITDA (before non-recurring items) in 1999 of $629 million, grew 22 percent and exceeded net income by over $400 million or 180%. EBITDA should not be considered an alternative to net income in measuring the Company's performance or be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.


IN ACCORDANCE WITH THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THE COMPANY NOTES THAT STATEMENTS THAT LOOK FORWARD IN TIME, WHICH INCLUDE EVERYTHING OTHER THAN HISTORICAL INFORMATION, INVOLVE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE COMPANY'S ACTUAL RESULTS OF OPERATIONS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE THE FOLLOWING (AMONG OTHERS):
WEATHER CONDITIONS ADVERSE TO CERTAIN OF THE COMPANY'S CONSUMER AND COMMERCIAL SERVICES BUSINESSES, LABOR SHORTAGES, THE ENTRY OF ADDITIONAL COMPETITORS IN ANY OF THE MARKETS SERVED BY THE COMPANY, CONSOLIDATION OF HOSPITALS IN THE HEALTHCARE MARKET, THE CONDITION OF THE U.S. ECONOMY, AND OTHER FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

ELEVEN  YEAR  FINANCIAL  SUMMARY

All share and per share data reflect the three-for-two share splits in 1998, 1997, 1996, 1993 and 1992.

(IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)                         1999                   1998                  1997
----------------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
Operating revenue ..................................................  $   5,703,535           $   4,724,119        $   3,961,502
Cost of services rendered and products sold.........................      4,459,035               3,679,612            3,058,160
Selling and administrative expenses ................................        775,826                 648,085              559,409
Other, net (1) .....................................................         85,500                     -                    -
                                                                            -------                 -------              -------
Operating income  ..................................................        383,174                 396,422              343,933
                                                                            -------                 -------              -------
OPERATING INCOME BEFORE NON-RECURRING ITEMS, NET (1) ...............        468,674                 396,422              343,933
    Percentage of operating revenue ................................           8.2%                    8.4%                 8.7%
Non-operating expense  (income).....................................         86,981                  77,644               69,654
Provision for income taxes (2) .....................................        122,630                 128,786              110,809
                                                                            -------                 -------              -------
Net income (pro forma prior to 1998)(2) ............................  $     173,563           $     189,992        $     163,470
                                                                      =============           =============        =============
NET INCOME BEFORE NON-RECURRING ITEMS, NET (1) .....................  $     224,863           $     189,992        $     163,470
                                                                      =============           =============        =============
     Percentage of operating revenue ...............................           3.9%                    4.0%                 4.1%
Earnings per share (pro forma prior to 1998):(2)
    Basic...........................................................  $        0.56           $        0.66        $        0.57
    Diluted.........................................................  $        0.55           $        0.64        $        0.55
    BASIC BEFORE NON-RECURRING ITEMS, NET (1).......................  $        0.73           $        0.66        $        0.57
    DILUTED BEFORE NON-RECURRING ITEMS, NET (1).....................  $        0.72           $        0.64        $        0.55

Shares used to compute basic net income per share...................        307,637                 289,315              285,944
Shares used to compute diluted net income per share.................        314,406                 298,887              299,640
Shares outstanding, net of treasury shares..........................        307,530                 298,030              279,944

Cash distributions per share........................................  $        0.36           $        0.33        $        0.31
Share price range:
    High price......................................................  $       22.00           $       25.50        $       19.67
    Low price.......................................................  $       10.13           $       16.00        $       10.92

FINANCIAL POSITION (at year end):
Current assets......................................................  $     959,238           $     670,202        $     594,084
Current liabilities.................................................        845,804                 753,697              558,177
Working capital.....................................................        113,434                 (83,495)              35,907
Current ratio.......................................................          1.1-1                    .9-1                1.1-1
Total assets........................................................  $   3,870,215           $   2,914,851        $   2,475,224
Non-current liabilities.............................................      1,818,695               1,204,668            1,392,609
Minority interest/deferred gain.....................................            -                       -                    -
Shareholders' equity................................................      1,205,716                 956,486              524,438
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY..........            19%                     25%                  26%

(1) In the above presentation, the operating results in 1999 and 1990 through 1993 have been stated to exclude the impact of non-recurring items. In 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sale of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business. In the years 1990 through 1993, the Company recorded gains on issuance of subsidiary shares, restructuring charges, and a change in accounting for post-retirement benefits.


ELEVEN YEAR FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)                      1996           1995         1994          1993
----------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
Operating revenue ..................................................   $3,458,328    $3,202,504   $2,985,207    $2,758,859
Cost of services rendered and products sold.........................    2,681,008     2,499,700    2,356,435     2,192,684
Selling and administrative expenses ................................      482,102       450,937      414,746       393,131
Other, net (1) .....................................................           -             -            -             -
                                                                         --------      --------     --------      --------
Operating income  ..................................................      295,218       251,867      214,026       173,044
                                                                         --------      --------     --------      --------
OPERATING INCOME BEFORE NON-RECURRING ITEMS, NET (1) ...............      295,218       251,867      214,026       173,044
    Percentage of operating revenue ................................         8.5%          7.9%         7.2%          6.3%
Non-operating expense  (income).....................................       42,821        74,260       71,388        24,952
Provision for income taxes (2) .....................................      101,968        71,753       57,626        59,829
                                                                         --------       -------      -------       -------
Net income (pro forma prior to 1998)(2) ............................   $  150,429    $  105,854   $   85,012    $   88,263
                                                                       ==========    ==========   ==========    ==========
NET INCOME BEFORE NON-RECURRING ITEMS, NET (1) .....................   $  150,429    $  105,854   $   85,012    $   70,264
                                                                       ==========    ==========   ==========    ==========
     Percentage of operating revenue ...............................         4.3%          3.3%         2.8%          2.5%
Earnings per share (pro forma prior to 1998):(2)
    Basic...........................................................   $     0.47    $     0.41   $     0.33    $     0.35
    Diluted.........................................................   $     0.46    $     0.39   $     0.32    $     0.34
    BASIC BEFORE NON-RECURRING ITEMS, NET (1).......................   $     0.47    $     0.41   $     0.33    $     0.28
    DILUTED BEFORE NON-RECURRING ITEMS, NET (1).....................   $     0.46    $     0.39   $     0.32    $     0.27

Shares used to compute basic net income per share...................      317,381       260,382      255,650       253,919
Shares used to compute diluted net income per share.................      330,429       273,203      266,892       266,231
Shares outstanding, net of treasury shares..........................      320,396       321,341      256,419       257,901

Cash distributions per share........................................   $     0.29    $     0.28   $     0.27    $     0.26
Share price range:
    High price......................................................   $    11.83    $     9.00   $     8.41    $     9.19
    Low price.......................................................   $     8.61    $     6.37   $     6.37    $     5.22

FINANCIAL POSITION (at year end):
Current assets......................................................   $  499,334    $  393,239   $  331,045    $  291,325
Current liabilities.................................................      425,552       372,930      304,395       244,552
Working capital.....................................................       73,782        20,309       26,650        46,773
Current ratio.......................................................        1.2-1         1.1-1        1.1-1         1.2-1
Total assets........................................................   $1,846,841    $1,649,890   $1,230,839    $1,122,461
Non-current liabilities.............................................      607,614       517,603      483,906       471,177
Minority interest/deferred gain.....................................       16,908        12,697      135,272       117,513
Shareholders' equity................................................      796,767       746,660      307,266       289,219
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY..........          19%           24%          28%           28%



ELEVEN YEAR FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)                       1992          1991         1990          1989
---------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
Operating revenue ..................................................   $2,488,854    $2,109,941   $1,825,750    $1,609,267
Cost of services rendered and products sold.........................    2,021,010     1,762,700    1,545,527     1,387,448
Selling and administrative expenses ................................      326,477       225,814      177,941       129,035
Other, net (1) .....................................................       78,935            -         6,500            -
                                                                         --------      --------     --------      --------
Operating income  ..................................................       62,432       121,427       95,782        92,784
                                                                          -------      --------      -------       -------
OPERATING INCOME BEFORE NON-RECURRING ITEMS, NET (1) ...............      141,367       121,427      102,282        92,784
    Percentage of operating revenue ................................         5.7%          5.8%         5.6%          5.8%
Non-operating expense  (income).....................................      (60,867)       34,020       10,398        24,016
Provision for income taxes (2) .....................................       49,813        35,312       34,495        27,782
                                                                          -------       -------      -------        ------
Net income (pro forma prior to 1998)(2) ............................   $   73,486    $   52,095   $   50,889    $   40,986
                                                                       ==========    ==========   ==========    ==========
NET INCOME BEFORE NON-RECURRING ITEMS, NET (1) .....................   $   56,994    $   48,614   $   42,843    $   40,986
                                                                       ==========    ==========   ==========    ==========
     Percentage of operating revenue ...............................         2.3%          2.3%         2.3%          2.5%
Earnings per share (pro forma prior to 1998):(2)
    Basic...........................................................   $     0.29    $     0.22   $     0.21    $     0.17
    Diluted.........................................................   $     0.28    $     0.21   $     0.21    $     0.17
    BASIC BEFORE NON-RECURRING ITEMS, NET (1).......................   $     0.23    $     0.20   $     0.18    $     0.17
    DILUTED BEFORE NON-RECURRING ITEMS, NET (1).....................   $     0.22    $     0.20   $     0.18    $     0.17

Shares used to compute basic net income per share...................      249,828       240,276      239,730       245,058
Shares used to compute diluted net income per share.................      262,941       252,579      243,038       249,219
Shares outstanding, net of treasury shares..........................      255,386       243,527      242,939       230,396

Cash distributions per share........................................   $     0.26    $     0.25   $     0.24    $     0.23
Share price range:
    High price......................................................   $     5.90    $     5.13   $     3.13    $     3.19
    Low price.......................................................   $     4.35    $     2.89   $     2.60    $     2.78

FINANCIAL POSITION (at year end):
Current assets......................................................   $  257,542    $  217,517   $  237,262    $  219,661
Current liabilities.................................................      206,755       157,458      158,046       135,375
Working capital.....................................................       50,787        60,059       79,216        84,286
Current ratio.......................................................        1.2-1         1.4-1        1.5-1         1.6-1
Total assets........................................................   $1,005,531    $  843,660   $  796,935    $  593,693
Non-current liabilities.............................................      511,211       376,638      372,052       410,056
Minority interest/deferred gain.....................................       77,906       187,583      170,831         9,174
Shareholders' equity................................................      209,659       121,981       96,006        39,088
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY..........          33%           45%          80%           84%


(2) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the years ended December 31, 1997 and before have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of that year. The pro forma provision for income taxes has been calculated assuming that the Corporation's effective tax rate had been approximately 40 percent of pretax earnings. Actual historical net income per share as a partnership for the three prior periods was as follows:

                    1997 (A)   1996      1995
                   -----       ----      ----
    Net Income    $264,076  $245,140  $172,019
    EPS:  Basic   $    .92  $    .77  $    .66
    Diluted       $    .89  $    .75  $    .64


(A) Including the one-time tax gain related to reincorporation, net income was $329,076 and basic and diluted earnings per share were $1.15 and $1.10, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Certain immaterial 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

  The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured medical, workers compensation, auto and general liability insurance, the possible outcomes of outstanding litigation and useful lives for depreciation and amortization.

REVENUES: Revenues from lawn care, termite, pest control, heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized based upon agreed monthly contract payments or when services are performed for non-contractual arrangements. Revenues on the Company's commercial installation contracts are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs.

  Home warranty contract fees are recognized as revenues ratably over the life of the contract while the contract costs are expensed as incurred. Franchised services revenues (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

  Revenues from management services are recognized as services are rendered and consist of contract fees, which reflect the total price of such services. Where the Company principally manages people who are employees of the facility, the payroll costs for such employees are recognized by the Company and included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company.

  Revenues from the professional employer organization are recognized as the services are rendered. Consistent with industry practice, revenues include the gross amount billed to clients, which includes payroll and other direct costs.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 1999. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Intangible assets consist primarily of trade names ($260 million) and goodwill ($2.2 billion). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems, other than that noted in the Diversified Health Services business and the discontinued Home Health Care operations, have been indicated by these comparisons. Based on the reviews, when the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

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

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement was subsequently amended to defer its effective date. The Company intends to adopt this Statement in January 2001 as required by the amended Statement. Adoption of this Statement is not expected to have a material impact on the Company's financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE SHAREHOLDERS OF
THE SERVICEMASTER COMPANY

  We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois
January 24, 2000

STATEMENTS OF INCOME
(In thousands, except per share data)

                                                                                                 Years Ended December 31,

                                                                                     1999               1998               1997
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


OPERATING REVENUE............................................................  $   5,703,535      $   4,724,119      $    3,961,502

OPERATING COSTS AND EXPENSES:
Cost of services rendered and products sold .................................      4,459,035          3,679,612           3,058,160
Selling and administrative expenses .........................................        775,826            648,085             559,409
Other, net (1) ..............................................................         85,500                -                   -
                                                                                      ------             ------              ------

Total operating costs and expenses ..........................................      5,320,361          4,327,697           3,617,569
                                                                                   ---------          ---------           ---------

OPERATING INCOME ............................................................        383,174            396,422             343,933

NON-OPERATING EXPENSE (INCOME):
Interest expense ............................................................        108,955             92,945              76,447
Interest and investment income ..............................................        (21,974)           (15,301)            (14,304)
Minority interest ...........................................................            -                  -                 7,511
                                                                                      ------             ------              ------

INCOME BEFORE INCOME TAXES ..................................................        296,193            318,778             274,279

Provision for income taxes (pro forma corporate form in 1997)(2) ............        122,630            128,786             110,809
                                                                                     -------            -------             -------

NET INCOME (pro forma corporate form in 1997 )(1),(2)........................  $     173,563      $     189,992      $      163,470
                                                                               =============      =============      ==============


PER SHARE  (pro forma corporate form in 1997):(1), (2), (3)
   BASIC.....................................................................          $0.56              $0.66               $0.57
                                                                                       -----              -----               -----
   DILUTED...................................................................          $0.55              $0.64               $0.55
                                                                                       -----              -----               -----

(1) In 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business. Excluding the impact of those items, net income and earnings per share were as follows:

                                                                     1999               1998             1997
                                                               ---------------    --------------     -----------
      Net income before non-recurring items, net...........       $ 224,863         $ 189,992         $ 163,470
      Per share before non-recurring items, net:
         Basic.............................................          $ 0.73            $ 0.66            $ 0.57
                                                                     ======            ======            ======

         Diluted...........................................          $ 0.72            $ 0.64            $ 0.55
                                                                     ======            ======            ======



(2) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the year ended December 31, 1997 have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of the year. Upon reincorporation, the Company recognized a significant increase in the tax basis of certain assets and recorded a $65 million tax gain related to reincorporation, which represented the difference between the tax basis and book value of its assets. The Company's historical partnership net income in 1997 was $329 million ($264 million before the one-time tax gain) and basic and diluted earnings per share were $1.15 and $1.10, respectively ($0.92 and $0.89 before the one-time tax gain).

(3) Basic earnings per share are calculated based on 307,637 shares in 1999, 289,315 shares in 1998, and 285,944 shares in 1997, while diluted earnings per share are calculated based on 314,406 shares in 1999, 298,887 shares in 1998, and 299,640 shares in 1997. All share and per share data reflect the three-for-two share splits in August 1998 and June 1997.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

STATEMENTS OF FINANCIAL POSITION
(In thousands)

                                                                                         As of December 31,

                                                                                      1999               1998
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents....................................................    $    59,834       $    66,400
Marketable securities .......................................................         54,376            54,022
Receivables, less allowances of $39,011 in 1999 and $38,988 in 1998 .........        558,842           372,375
Inventories..................................................................         82,861            49,770
Prepaid expenses and other assets............................................        140,690           102,835
Deferred taxes and tax receivables...........................................         62,635            24,800
                                                                                      ------            ------
   Total current assets......................................................        959,238           670,202
                                                                                     -------           -------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land and buildings...........................................................         71,972            53,068
Equipment....................................................................        587,838           388,141
                                                                                     -------           -------
                                                                                     659,810           441,209
Less:  accumulated depreciation..............................................        341,712           229,049
                                                                                     -------           -------
Net property, plant, and equipment...........................................        318,098           212,160
                                                                                     -------           -------

OTHER ASSETS:
Intangible assets, primarily trade names and goodwill,
  less accumulated amortization of $343,316 in 1999 and $272,254 in 1998 ....      2,461,389         1,884,002
Notes receivable, long-term securities, and other assets ....................        131,490           148,487
                                                                                     -------           -------
   Total Assets..............................................................    $ 3,870,215       $ 2,914,851
                                                                                 ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accounts payable.............................................................    $   145,237       $   110,523
Accrued liabilities:
   Payroll and related expenses..............................................         99,910            96,199
   Insurance and related expenses............................................         53,412            56,748
   Income taxes payable......................................................          6,479            84,165
   Other.....................................................................        211,529           149,477
Deferred revenues............................................................        257,521           204,969
Current portion of long-term debt............................................         71,716            51,616
                                                                                      ------            ------
   Total current liabilities.................................................        845,804           753,697
                                                                                     -------           -------

LONG-TERM DEBT...............................................................      1,697,582         1,076,167
OTHER LONG-TERM OBLIGATIONS..................................................        121,113           128,501

COMMITMENTS AND CONTINGENCIES (see Notes)

SHAREHOLDERS' EQUITY:
Common stock $0.01 par value, authorized 1 billion shares; issued and
 outstanding of 307,530 shares in 1999 and 298,030 shares in 1998 ...........          3,075             2,980
Additional paid-in capital...................................................      1,033,568           788,124
Retained earnings............................................................        241,701           179,840
Accumulated other comprehensive income ......................................         (1,821)            3,911
Restricted stock.............................................................         (2,577)           (3,383)
Treasury stock...............................................................        (68,230)          (14,986)
                                                                                     -------           -------
   Total shareholders' equity................................................      1,205,716           956,486
                                                                                   ---------           -------
Total Liabilities and Shareholders' Equity...................................    $ 3,870,215       $ 2,914,851
                                                                                 ===========       ===========


See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                         Years Ended December 31,

                                                                                    1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT JANUARY 1......................................   $   66,400      $   64,876      $   72,009

CASH FLOWS FROM OPERATIONS:
NET INCOME..................................................................      173,563         189,992         329,076
    Adjustments to reconcile net income to
    net cash provided from operations:
      Depreciation .........................................................       67,382          50,644          45,392
      Amortization..........................................................       71,062          53,961          47,670
      Non-recurring items, net..............................................       85,500             -               -
      Tax asset recorded upon reincorporation...............................          -               -           (65,000)
    Change in working capital, net of acquisitions:
      Receivables...........................................................      (49,130)        (46,205)         (6,853)
      Inventories and other current assets..................................      (32,368)         (2,360)        (14,210)
      Accounts payable......................................................       (2,703)         18,475           5,603
      Deferred revenues.....................................................       28,026          22,033          30,012
      Deferred 1998 tax payment.............................................      (78,500)         78,500             -
      Deferred income tax expense...........................................       20,300          36,400             -
      Accrued liabilities...................................................      (25,022)          2,472             (82)
    Other, net..............................................................       (1,535)          1,627             281
                                                                                ---------       ---------       ---------

NET CASH PROVIDED FROM OPERATIONS...........................................      256,575         405,539         371,889
                                                                                ---------       ---------       ---------
  MEMO: NET CASH PROVIDED FROM OPERATIONS EXCLUDING ALL TAX PAYMENTS .......      433,491         413,986         377,989

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions......................................................      (88,754)        (75,297)        (46,232)
    Sale of equipment and other assets......................................        8,021           6,941           4,134
    Business acquisitions, net of cash acquired.............................     (510,512)       (222,452)       (233,689)
    Proceeds from sale of businesses........................................       70,344          45,893             -
    Net purchases of investment securities..................................      (12,474)        (11,011)        (16,753)
    Notes receivable and financial investments..............................      (19,357)        (10,645)         (3,593)
    Payments to sellers of acquired businesses..............................      (12,664)        (10,271)         (4,723)
                                                                                ---------       ---------       ---------
NET CASH USED FOR INVESTING ACTIVITIES......................................     (565,396)       (276,842)       (300,856)
                                                                                ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings, net.........................................................    1,263,427         310,190         888,528
    Payment of borrowings and other obligations.............................     (776,183)       (564,448)       (160,155)
    Proceeds from stock offering............................................          -           208,561             -
    Shareholders dividends (and distributions to trust in 1997).............     (111,702)        (75,152)       (155,883)
    Purchase of ServiceMaster stock.........................................      (93,046)        (18,310)       (657,191)
    Proceeds from employee share plans......................................       19,259          12,638           6,526
    Other...................................................................          500            (652)              9
                                                                                ---------       ---------       ---------

NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES......................      302,255        (127,173)        (78,166)
                                                                                ---------       ---------       ---------
CASH INCREASE (DECREASE) DURING THE YEAR....................................       (6,566)          1,524          (7,133)
                                                                                ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT DECEMBER 31....................................   $   59,834      $   66,400      $   64,876
                                                                               ==========      ==========      ==========


See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                                                     CORPORATE EQUITY
                                                         ---------------------------------------

                                                                       ADDITIONAL                    LIMITED     ACCUMULATED
                                                          COMMON        PAID-IN        RETAINED     PARTNERS'   COMPREHENSIVE
                                                           STOCK        CAPITAL        EARNINGS      EQUITY        INCOME
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996..............................$    -        $      -        $     -      $  856,268     $   6,357
                                                        ========================================================================


Net income 1997 ........................................                                 65,000       264,076
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                                              4,269
   Foreign currency translation ($3,580 tax expense)....                                                             (5,283)
                                                        ------------------------------------------------------------------------
Total comprehensive income .............................                                 65,000       264,076        (1,014)
Shareholder distributions ..............................                                             (155,883)
Shares issued under options, debentures,
   grant plans and other (6,552 shares) ................                                               21,165
Treasury shares repurchased from WMX
   (61,112 shares) .....................................                                             (625,978)
Treasury shares purchased and related costs
   (2,051 shares) ......................................
Shares issued for the acquisition of Barefoot,
   Inc. and other acquisitions (16,161 shares) .........                                              156,299
Conversion to corporate form............................   2,799         513,148                     (515,947)
                                                        ------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997..............................$  2,799      $  513,148      $  65,000    $      -       $   5,343
                                                        ========================================================================


Net income 1998 ........................................                                189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                                               (485)
   Foreign currency translation ($640 tax expense)......                                                               (947)
                                                        ------------------------------------------------------------------------
Total comprehensive income .............................                                189,992                      (1,432)
Shareholder dividends ..................................                                (75,152)
Shares issued in public offering (11,400 shares)........     114         208,447
Shares issued under option, debentures,
   grant plans and other (2,514 shares).................      25           9,403
Treasury shares purchased and related costs
   (888 shares).........................................      (9)
Shares  issued for acquisitions (5,059 shares)..........      51          57,126
                                                        ------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998..............................  $2,980      $  788,124      $ 179,840    $     -        $   3,911
                                                        ========================================================================


Net income 1999 ........................................                                173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                                             (3,730)
   Foreign currency translation ($1,424 tax expense) ...                                                             (2,002)
                                                        ------------------------------------------------------------------------
Total comprehensive income .............................                                173,563                      (5,732)
Shareholder dividends ..................................                               (111,702)
Shares issued under option, debentures,
   grant plans and other (1,979 shares).................      20           5,076
Treasury shares purchased and related costs
   (7,049 shares).......................................     (70)
Shares  issued for acquisitions (14,570 shares).........     145         240,368
                                                        ------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1999..............................$  3,075      $1,033,568      $ 241,701    $      -       $  (1,821)
                                                        ========================================================================





                                                          TREASURY        RESTRICTED      TOTAL
                                                            STOCK           STOCK        EQUITY
----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996..............................$ (60,000)     $   (5,858)    $  796,767
                                                        ==========================================


Net income 1997 ........................................                                 329,076
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                   4,269
   Foreign currency translation ($3,580 tax expense)....                                  (5,283)
                                                        ------------------------------------------
Total comprehensive income .............................                                 328,062
Shareholder distributions ..............................                                (155,883)
Shares issued under options, debentures,
   grant plans and other (6,552 shares) ................    3,511           1,588         26,264
Treasury shares repurchased from WMX
   (61,112 shares) .....................................                                (625,978)
Treasury shares purchased and related costs
   (2,051 shares) ......................................  (31,213)                       (31,213)
Shares issued for the acquisition of Barefoot,
   Inc. and other acquisitions (16,161 shares) .........   30,120                        186,419
Conversion to corporate form............................
                                                        ------------------------------------------

BALANCE, DECEMBER 31, 1997..............................$ (57,582)     $  (4,270)     $  524,438
                                                        ==========================================


Net income 1998 ........................................                                 189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                    (485)
   Foreign currency translation ($640 tax expense)......                                    (947)
                                                        ------------------------------------------
Total comprehensive income .............................                                 188,560
Shareholder dividends ..................................                                 (75,152)
Shares issued in public offering (11,400 shares)........                                 208,561
Shares issued under option, debentures,
   grant plans and other (2,514 shares).................   13,507             887         23,822
Treasury shares purchased and related costs
   (888 shares).........................................  (18,301)                       (18,310)
Shares  issued for acquisitions (5,059 shares)..........   47,390                        104,567
                                                        ------------------------------------------

BALANCE, DECEMBER 31, 1998..............................$ (14,986)     $  (3,383)     $  956,486
                                                        ==========================================


Net income 1999 ........................................                                 173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ...................                                  (3,730)
   Foreign currency translation ($1,424 tax expense) ...                                  (2,002)
                                                        ------------------------------------------
Total comprehensive income .............................                                 167,831
Shareholder dividends ..................................                                (111,702)
Shares issued under option, debentures,
   grant plans and other (1,979 shares).................   13,630             806         19,532
Treasury shares purchased and related costs
   (7,049 shares).......................................  (92,976)                       (93,046)
Shares  issued for acquisitions (14,570 shares).........   26,102                        266,615
                                                        ------------------------------------------

BALANCE, DECEMBER 31, 1999..............................$ (68,230)     $   (2,577)    $1,205,716
                                                        ==========================================

All share data reflect the three-for-two share splits in August 1998 and June 1997.

Disclosure of reclassification amounts (net of tax) relating to comprehensive income:

                                                1999        1998       1997
                                                ----        ----       ----
Unrealized holding gains arising in period   $   555     $  3,295   $  5,904
Less: gains realized                          (4,285)      (3,780)    (1,635)
                                              -------      -------    -------
Net unrealized gains on securities           $(3,730)    $   (485)  $  4,269
                                             ========    =========  =========

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statement

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS UNIT REPORTING

  The business of the Company is primarily conducted through the ServiceMaster Consumer and Commercial Services and ServiceMaster Management Services operating units. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business segments that offer different services. They are managed separately because each business requires different technology and marketing strategies. The Consumer and Commercial Services unit provides a variety of specialty services to residential and commercial customers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. The Company derives substantially all of its revenues from customers in the United States with less than five percent generated in foreign markets.

  The Other Operations group includes primarily ServiceMaster Employer Services, a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans; Diversified Health Services, which provides services and products to the long-term care industry; and the Company's headquarters operations.

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

  The following information for 1997 is presented on a pro forma basis as if the Company had been a taxable corporation and corporate taxes had been allocated to the segments. Certain immaterial amounts have been reclassified to conform with the 1999 presentation.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

                                    Consumer
                                                             & Commercial    Management      Other
                                                               Services       Services     Operations   Consolidated

                                                            ---------------------------------------------------------
1999
Operating revenue ..........................................  $ 3,133,420   $ 1,940,887   $ 629,228     $5,703,535
Operating income ...........................................      382,411       124,736    (123,973)       383,174
OPERATING INCOME, EXCLUDING NON-RECURRING ITEMS(1) .........      382,411        74,636      11,627        468,674
Net interest expense (income) ..............................       87,422        (5,538)      5,097         86,981
Provision for income taxes .................................      123,923        53,152     (54,445)       122,630
                                                              -----------   -----------   ---------     ----------
Net income .................................................  $   171,066   $    77,122   $ (74,625)    $  173,563
                                                              ===========   ===========   =========     ==========

NET INCOME, EXCLUDING NON-RECURRING ITEMS (1)...............  $   171,066   $    47,463   $   6,334     $  224,863
                                                              ===========   ===========   =========     ==========

Identifiable assets ........................................  $ 3,356,367   $   224,694   $ 289,154     $3,870,215
Depreciation and amortization expense ......................      110,496        19,424       8,524        138,444
Capital expenditures .......................................       53,996        30,370       4,388         88,754

1998

Operating revenue ..........................................  $ 2,048,185   $ 2,040,948   $ 634,986     $4,724,119
Operating income ...........................................      305,408       112,919     (21,905)       396,422
OPERATING INCOME, EXCLUDING NON-RECURRING ITEMS (1 ) .......      305,408        74,919      16,095        396,422
Net interest expense (income) ..............................       39,175        (1,882)     40,351         77,644
Provision for income taxes .................................      107,552        46,380     (25,146)       128,786
                                                              -----------   -----------   ---------     ----------
Net income .................................................  $   158,681   $    68,421   $ (37,110)    $  189,992
                                                              ===========   ===========   =========     ==========

NET INCOME, EXCLUDING NON-RECURRING ITEMS (1) ..............  $   158,681   $    45,774   $ (14,463)    $  189,992
                                                              ===========   ===========   =========     ==========

Identifiable assets ........................................  $ 2,244,652   $   237,924   $ 432,275     $2,914,851
Depreciation and amortization expense ......................       71,369        22,023      11,213        104,605
Capital expenditures .......................................       36,206        29,757       9,334         75,297

1997

Operating revenue ..........................................  $ 1,662,519   $ 1,905,291   $ 393,692     $3,961,502
Operating income ...........................................      235,064        76,224      32,645        343,933
Net interest and non-operating expense (income).............       27,740        (1,264)     43,178         69,654
Provision for income taxes (pro forma corporate form).......       83,759        31,304      (4,254)       110,809
                                                              -----------   -----------   ---------     ----------
Net income (pro forma corporate form) ......................  $   123,565   $    46,184   $  (6,279)    $  163,470
                                                              ===========   ===========   =========     ==========

Identifiable assets ........................................  $ 1,783,186   $   212,727   $ 479,311     $2,475,224
Depreciation and amortization expense ......................       63,010        21,315       8,737         93,062
Capital expenditures .......................................       16,778        21,232       8,222         46,232


(1): In 1999, this line excludes the $50 million pretax gain in the Management Services segment related to the sale of its Premier business and its remaining 15 percent interest in ServiceMaster Energy Management and the $136 million pretax charge in the Other Operations segment related to the Diversified Health Services operation, which included write-downs for the impairment of assets. In 1998, this line excludes a $38 million pretax gain recorded in Management Services related to the formation of a strategic venture which acquired 85% of the assets of ServiceMaster Energy Management and pretax charges totaling $38 million in the Other Operations segment related primarily to the home health care operations, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

REINCORPORATION

  Most operations of ServiceMaster and its subsidiary partnerships were conducted from 1986 through 1997 in partnership form, free of federal corporate income tax. Had ServiceMaster remained a partnership, the Internal Revenue Code would have imposed a federal corporate tax on ServiceMaster operations beginning in 1998. In anticipation of this change, the Partnership's shareholders approved a tax-free plan of reorganization to return to corporate form. The ServiceMaster Company was created as part of this plan and it became the successor entity through which the public invests in ServiceMaster.

  At the time of reincorporation, each outstanding limited partnership share was converted into one share of $0.01 par value common stock. No federal income taxes were imposed on the shareholders of the Partnership as a result of the reincorporation. Pro forma information has been presented in the accompanying financial statements in order to compare the continuing results of operations as if the Company had been a taxable entity in 1997. The pro forma tax provision has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings.

  Prior to the reorganization, The ServiceMaster Limited Partnership was the publicly held entity that had as its only asset a 99 percent interest in the profits, losses and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owned and operated the ServiceMaster business. The Managing General Partner was ServiceMaster Management Corporation, which held a one percent interest in the income of both Partnerships. As a result of the reorganization, The ServiceMaster Company owns all of the general and limited partnership interests in the Partnership. No payment or equity issuance was made to the Managing General Partner in connection with the reorganization except for the payout of any income allocated to its capital account prior to reincorporation.

INCOME TAXES

  As previously noted, prior to reincorporation at the end of 1997, most operations conducted by the Company and its subsidiary partnerships had been exempt from federal corporate income tax. As a result of the reincorporation, the Company recognized a step-up in the tax basis of its assets, which is being amortized against taxable income.

  The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                           1999          1998
                                           ----          ----
Tax at U.S. federal statutory rate        35.0%          35.0%
State and local income taxes,
   net of U.S. federal benefit             4.0%           4.4%
Non-deductible amortization                1.4%            -
Other                                      1.0%           1.0%
                                         -------        -------
Effective rate                            41.4%          40.4%
                                          =====          =====


  Income tax expense consists of:

                                          1999
                          --------------------------------------
(In thousands)                CURRENT      DEFERRED      TOTAL
                             --------      --------     -------
U.S. federal                 $ 76,830      $26,400     $103,230
State and local                14,000        5,400       19,400
                             $ 90,830      $31,800     $122,630
                             ========      =======     ========

                                          1998
                          --------------------------------------
(In thousands)                CURRENT      DEFERRED      TOTAL
                             --------      --------     -------
U.S. federal                 $ 76,646      $30,200     $106,846
State and local                15,740        6,200       21,940
                             $ 92,386      $36,400     $128,786
                             ========      =======     ========

  Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes.

  Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the Company's deferred tax balances are as follows:

                                             1999          1998
                                             ----          ----
(In thousands) Deferred tax assets (liabilities):

  Current:
  Prepaid expenses and other              $(26,700)  $   (23,400)
  Accounts receivable allowance             12,900         7,400
  Accrued insurance and
    related expenses                        24,900        24,100
  Other accrued expenses                    33,600        16,700
                                            ------        ------
       Total current asset                  44,700        24,800
  Long-term:
  Long-term assets                         (43,100)         (500)
  Insurance expenses                        32,300        32,500
  Other long-term obligations               (9,000)      (11,600)
                                            ------       -------
     Total long term asset (liability)     (19,800)       20,400
                                           --------      --------
Net deferred tax asset                 $    24,900   $    45,200
                                       ===========   ===========

Total tax payments in 1999 were $177 million, of which $79 million represented the 1998 federal tax payment that was deferred into 1999. There were no federal taxes paid in 1998 and approximately $8 million of state tax payments were made in the year.

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

  During 1999, the Company completed two significant acquisitions. In March, the Company acquired LandCare USA (LandCare) which, when combined with the existing landscape operations of the Company, created the largest commercial landscaping company in America. In April, the Company acquired American Residential Services
(ARS), establishing the Company as one of the nation's leading providers of heating, ventilation, and air conditioning services. The fair market values of the assets acquired less liabilities assumed for LandCare and ARS acquisitions were $331 million and $292 million, respectively. The excess of the consideration paid over the fair value of the tangible assets relating to LandCare and ARS businesses was $251 million and $225 million, respectively, which was recorded as goodwill and tradenames that are being amortized over 40 years. Certain preliminary value allocations are subject to change during 2000 as additional information (primarily asset appraisals) is obtained.

  Certain members of management acquired, at fair market value, equity interests in the landscaping operations and the heating/air conditioning and plumbing operations. The Company and the holders of minority interests in the landscaping and heating/air conditioning operations have the respective options to acquire or sell the minority interests between 2004 and 2009. The purchase price will be determined based on the fair market value of the entities at the future transaction date. The minority interest acquisition will be recorded as additional purchase cost at the time of payment.

  Also during the year, the Company acquired many smaller companies primarily in the landscaping, lawn care, and pest control businesses. The aggregate fair market value of the assets acquired less liabilities assumed for these purchases was $315 million, including approximately $278 million of goodwill.

PRIOR YEARS -

  In 1998, the Company completed a number of acquisitions, including Rescue Industries, Inc. (Rescue), Ruppert Landscape Company (Ruppert), National Britannia and other lawn care, landscape and pest control businesses. Rescue, which operates under the Rescue Rooter trade name, was one of the largest plumbing and drain cleaning companies in America. Ruppert was one of the Mid-Atlantic's largest commercial landscape companies. National Britannia, which was the third largest pest control company in the United Kingdom, significantly increased the international presence of Terminix. The aggregate fair market value of the assets acquired less liabilities assumed, for these acquisitions was $143 million, which consisted almost entirely of goodwill. During the year, the Company acquired a number of smaller companies primarily in the lawn care, landscaping and pest control businesses. The aggregate fair market value of the net assets acquired was $293 million, including approximately $249 million of goodwill.

  On February 24, 1997, the Company acquired Barefoot Inc. (Barefoot), the second largest professional residential lawn care services company in the United States. The Company paid approximately $237 million by issuing 12.9 million shares and paying $91 million in cash in exchange for all of the Barefoot stock. The excess of the consideration paid over the fair value of the Barefoot business of $254 million was recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

  During 1997, the Company made several smaller acquisitions, which included Certified Systems, Inc., one of the nation's largest professional employer organizations, Orkin's lawn care and plantscaping division and a number of other lawn care and pest control businesses. The Company also purchased the minority interests of Management Services and Diversified Health Services for a combination of cash and Company shares totaling approximately $25 million. The aggregate fair market value of the assets acquired less liabilities assumed for these smaller acquisitions was $247 million, including approximately $267 million of intangible assets, primarily goodwill.

  Supplemental cash flow information regarding the Company's acquisitions is as follows:


              (In thousands)                     1999             1998            1997
                                                 ----             ----            ----
Fair value of assets acquired .............. $ 1,078,105       $ 459,400       $ 577,849
Less liabilities assumed ...................    (140,477)        (23,167)        (93,452)
                                             -----------       ---------       ---------
Net assets acquired ........................ $   937,628       $ 436,233       $ 484,397

Net cash paid for acquisitions ............. $   510,512       $ 222,452       $ 233,689
Shares issued ..............................     266,615         104,567         186,419
Seller financed and assumed debt ...........     160,501         109,214          64,289
                                             -----------       ---------       ---------
Payment for acquisitions.................... $   937,628       $ 436,233       $ 484,397


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OTHER EVENTS-CURRENT YEAR

  In the first quarter of 1999, the Company announced that it was undertaking a strategic review and assessment of the services that comprised the Diversified Health Services operation due to changes in reimbursement and compliance policies and the resulting financial difficulties of a number of its customers. Diversified Health Services has provided general management services for long-term care facilities, as well as a number of ancillary services, including rehabilitation therapy, medical supplies, pharmacy, and design and build services. In addition, the Company provided financing to certain facilities generally in return for a long-term management contract and a share in the market appreciation of the facility. Based on the review of the business and the credit risks involved, the Company reduced the scope of the services it offered substantially, including its ancillary services, and eliminated all future credit extension activities. As a result of this review, the Company recorded an after-tax charge of $81 million in the second quarter relating to Diversified Health Services. Since that time, the Company has terminated several customer relationships, decreased the level of overhead costs in the operations, and reduced the scope of its ancillary services.


  The following summarizes the components of the charge:

(After-tax in millions)
Write-down of impaired assets,
  primarily goodwill                                  $ 51

Write-down of receivables,
  loans, and investments in nursing homes               19

Provisions for losses on contractual requirements
  and exit costs of certain ancillary services          11
                                                      ----

Total                                                 $ 81
                                                      ====


  Given the uncertainty in the industry and the decision to reduce the size and scope of Diversified Health Services, the Company reviewed the expected cash flows from the business, which were less than the carrying value of the assets, and accordingly, recorded an impairment charge primarily relating to goodwill associated with the business. A significant amount of receivables, loans, and investments in nursing homes were written down largely due to the deterioration in the financial viability of the customers which resulted primarily from changes in Medicare reimbursement levels. The majority of the receivable write-down related to seven troubled nursing homes. As previously noted, the Company recorded an $11 million charge to provide for losses and exposures relating to contracts and services. The Company has exited a number of client arrangements in which customers were not paying Diversified Health Services and the prospect of collection continues to be low. Approximately $5 million of the provision has been utilized and the Company continues to believe that the remaining reserve is adequate and appropriate.

  On April 21, 1999, the Company sold its Premier business unit to Durr AG of Germany for $76 million. Premier provides cleaning services for paint booths and other related maintenance services in the automotive industry. The Company believes that alliances or significant incremental investments would have been required to remain competitive in this industry. The sale of Premier allowed ServiceMaster to realize the significant appreciation in its investment and to reinvest the proceeds in initiatives more central to the Company's core strategies. The sale resulted in an after-tax gain of approximately $25 million ($42 million pretax). Also in the quarter, the Company sold its remaining 15 percent interest in ServiceMaster Energy Management to its partner, Texas Utilities, which resulted in an after-tax gain of $5 million ($8 million pretax).

PRIOR YEAR

  In 1998, the Company formed a strategic venture with Texas Utilities Company for the ownership and operation of the ServiceMaster Energy Management business. The venture acquired all of the assets of ServiceMaster Energy Management and was owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This transaction resulted in a pretax gain of $38 million. During 1999, the Company sold its remaining 15% interest in the venture.

  In late 1998, the Company completed a strategic review of its Home Health Care operations and concluded that, without significant investment, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. Consequently, in late 1998, the Company determined to discontinue its activities in the Home Health Care business and recognized certain impairment losses and wrote off certain accounts receivable. At the time, the Company also established after-tax reserves of $5 million related to the costs associated with exiting certain customer arrangements. The Company substantially completed the exit of direct Home Health Care operations in the first quarter of 1999, and determined that the reserve was adequate and appropriate. The results of operations of the Home Health Care business were not material to the Company's financial results for the periods presented.

COMMITMENTS AND CONTINGENCIES

  The Company carries insurance policies on insurable risks which it believes to be appropriate. The Company generally has self insured retention limits and has obtained fully insured layers of coverage above such self insured retention limits. Accruals for self insurance losses are made based on the Company's claims experience and actuarial assumptions.

  The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

  In June 1996, Ray D. Martin, a former salesman employed by ServiceMaster's Management Services unit, filed a lawsuit in Fulton County, Georgia which contended that the Company had not paid him the full amount of commission due to him on a sale in which he was involved. The Company believed that the commission was not payable under the Company's commission policies and procedures. The amount then at issue was approximately $180,000. In the course of the pre-trial proceedings, the trial court entered a default judgment against the Company. Consequently, the Company was not permitted to defend its position and the only issue left to be considered at the trial was the question of damages. In addition, the trial court then permitted the plaintiff to amend his complaint to include a tort claim, which allowed for the levying of punitive damages. However, the trial court did not permit the Company to file an answer to the amended complaint or otherwise to make the point that there is no basis for a tort claim in the circumstances of this case. On September 29, 1999, the trial court entered final judgment for the plaintiff in a total amount of $136 million. Under Georgia law, that judgement will accrue post-judgment interest at a statutory rate of 12 percent per annum, except for the portion of the judgment that represents pre-judgment interest. On October 14, 1999, the Company filed a motion for judgment notwithstanding the verdict or, in the alternative, for a new trial. The Company, based on advice of outside legal counsel, believes that the award of $135 million in punitive damages is not supportable by the facts of the case or by applicable state law. The Company is not presently able to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. In the event that the adverse judgment is sustained after all appeals (which is not anticipated by the Company), it would be likely that the Company's results of operations for a particular year may be materially adversely affected. However, the Company believes, based on advice from legal counsel, that the ultimate outcome of this litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

  The Company believes that other legal proceedings and currently pending litigation arising in the ordinary course of business will not have a material effect on the consolidated financial statements.

SUBSEQUENT EVENT

  In January 2000, the Company announced the formation and initial funding of WeServeHomes.com, a separate Internet company that will provide comprehensive on-line solutions for homeowners including home services, products, and information. ServiceMaster owns 84 percent of WeServeHomes.com and Kleiner Perkins Caufield & Byers (Kleiner Perkins), contributed $15 million to hold a 16 percent ownership interest with warrants to purchase an additional $11.5 million in stock at the same price. The expenses in 2000 associated with WeServeHomes.com will be reduced by the amount of the Kleiner Perkins investment.

EMPLOYEE BENEFIT PLANS

  Contributions to qualified profit sharing plans were made in the amount of $11.6 million in 1999, $9.9 million in 1998 and $8.2 million in 1997. Under the Employee Share Purchase Plan, the Company contributed $1.3 million in 1999, $1.2 million in 1998 and $1.1 million in 1997. These funds defrayed part of the cost of the shares purchased by employees.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT
       Long-term debt includes the following:

      (In thousands)                                      1999           1998
-------------------------------------------------------------------------------
  Notes Payable:
    10.57%, maturing in 2000.....................$        9,000   $    18,000
     8.38%, maturing in 2000 - 2001 .............        20,000        30,000
    10.81%, maturing in 2000 - 2002 .............        55,000        55,000
     6.65%, maturing in 2002 - 2004 .............        70,000        70,000
     7.40%, maturing in 2006 ....................       125,000       125,000
     6.95%, maturing in 2007 ....................       100,000       100,000
     7.88%, maturing in 2009 ....................       250,000             -
     7.10%, maturing in 2018 ....................       150,000       150,000
     7.45%, maturing in 2027 ....................       200,000       200,000
     7.25%, maturing in 2038 ....................       150,000       150,000
  Revolving credit facilities ...................       382,500        50,000
  International borrowings ......................        93,048        48,272
  Other .........................................       164,750       131,511
  Less current portion ..........................       (71,716)      (51,616)
                                                    -----------   -----------

  Total long-term debt...........................$    1,697,582   $ 1,076,167
                                                    ===========   ===========
-------------------------------------------------------------------------------

  The Company is party to a number of long-term debt agreements that require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.

 In June 1997, ServiceMaster filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $950 million in unsecured senior debt securities or equity interests. In November 1999, the Company filed a registration statement for the sale of an additional $700 million in unsecured senior debt securities or equity interests. As of year end, the Company had $800 million of securities available for issuance under these shelf registration statements. The first debt issuance from the shelf occurred in August 1997. It included two tranches of debt totaling $300 million. The Company completed a second $300 million dual-tranche offering of unsecured senior notes in February 1998. In August 1999, the Company completed a senior unsecured debt offering of $250 million, 7.875 percent notes priced to yield
7.98 percent and due August 15, 2009. The net proceeds of these offerings reduced borrowings under bank credit facilities and thereby reduced exposure to short-term interest rate fluctuations.

  In May 1998, the Company filed a Form S-3  registration  statement under which
11.4 million newly-issued shares were sold at $19.17 per share. The net proceeds to the Company were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

  The Company has a committed revolving credit facility for up to $750 million maturing in April 2002. The facility can be used for general Company purposes. The revolving credit facility had $390 million of unused commitment as of December 31, 1999.

  The Company is exposed to interest rate fluctuations on its floating rate debt. As of year end, the Company had approximately $220 million in floating rate borrowings. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. In May 1999, the Company entered into a three-year interest rate swap agreement to fix the interest rate on $175 million of floating rate bank borrowings at an average rate of 5.88%.

  Cash interest payments were $97 million in 1999, $88 million in 1998, and $63 million in 1997. Average rates paid on the revolving credit facility were 5.5 percent in 1999, 5.9 percent in 1998, and 6.0 percent in 1997. Future scheduled long-term debt payments are $71.7 million in 2000 (average rate of 4.4 percent), $72.6 million in 2001 (average rate of 5.3 percent), $57.2 million in 2002 (average rate of 5.9 percent), and $42.0 million in 2003 (average rate of 5.2 percent) and $40.7 million in 2004 (average rate of 5.6 percent). Notes payable of $19.0 million due in 2000 are intended to be refinanced by the long term revolving credit facility in 2000 and therefore are not included in the $71.7 million of current liabilities. The $382.5 million revolving credit facility balance as of year end has not been included in the scheduled payments above as the Company expects to extend the revolving credit facility beyond 2004.

  Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.7 billion.

  Future long-term noncancelable operating lease payments are $44.7 million in 2000, $34.8 million in 2001, $26.5 million in 2002, $19.3 million in 2003, $13.5 million in 2004 and $23.8 million thereafter. Rental expense for 1999, 1998, and 1997 was $137.9 million, $103.8 million, and $83.9 million, respectively.

  The Company maintains a $95 million operating lease facility with a bank, which provides for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the lease up to 82 percent of the fair market value at the commencement of the lease. The Company does not expect to be required to make residual value payments and therefore, no amounts have been included in the future payments above. At December 31, 1999, approximately $64 million was funded under this facility.

CASH AND MARKETABLE SECURITIES

  Marketable securities held at December 31, 1999 and 1998, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. The Company's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1999, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $103 million and the aggregate cost basis was $96 million.

  Interest and dividend income received on cash and marketable securities was $9.0 million, $8.9 million, and $8.3 million, in 1999, 1998, and 1997, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized.

COMPREHENSIVE INCOME

  The Company reports all changes in equity during a period, except those resulting from investment by owners and distribution to owners. Comprehensive Income, which encompasses net income, unrealized gains on marketable securities, and the effect of foreign currency translation is disclosed in the Statement of Shareholders' Equity.

                               1999    1998    1997
                               ----    ----    ----
Unrealized holding gains
  Arising in period ....      $1,026  $5,529  $9,908
Tax expense ............         471   2,234   4,004
                              ------  ------  ------
Net of tax amount ......      $  555  $3,295  $5,904
                              ======  ======  ======

Gains realized .........      $7,239  $6,342  $2,743
Tax expense ............       2,954   2,562   1,108
                              ------  ------  ------
Net of tax amount ......      $4,285  $3,780  $1,635
                              ======  ======  ======

Accumulated comprehensive income included the following components as of December 31:

                        1999      1998      1997
                        ----      ----      ----
Unrealized gain on
  Securities .....    $ 4,023   $ 7,753   $ 8,238
Foreign currency
  translation ....     (5,844)   (3,842)   (2,895)
                      -------   -------   -------
Total ............    $(1,821)  $ 3,911   $ 5,343
                      =======   =======   =======

SHAREHOLDERS' EQUITY

  The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. Upon reincorporation, all Limited Partners' equity was transferred to common stock and additional paid-in capital. The shares underlying the obligations and rights relating to the employee option plans also were converted from partnership shares to corporate stock on a one-for-one basis.

  In May 1998, the Company filed a Form S-3 registration statement, and 21.2 million Company shares were sold at $19.17 per share. This included approximately 11.4 million of newly-issued shares from the Company and 9.8 million shares sold by existing shareholders. The net proceeds to the Company, after the underwriting discount and offering expenses, were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

  In July 1998, the Company filed a shelf registration  statement to issue up to
5.3 million shares of common stock in connection with future, unidentified acquisitions. In April 1999, the Company filed another shelf registration, which increased the shares available for issuance to 13.9 million. These filings allow the Company to issue registered shares much more efficiently when acquiring privately-held companies. The Company plans to use the shares over time in connection with purchases of roll-up acquisitions and small strategic acquisitions. There were approximately 6.4 million shares available at year end.

  As of December 31, 1999, there were 24.3 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

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

(In  thousands,  except per share data)

                                     1999         1998        1997
                                     ----         ----        ----
Net Income:
   As reported (1)                 $173,563     $189,992    $163,470
   SFAS 123 Pro forma              $166,601     $185,555    $160,966

Net Income Per Share:
   Basic:     As reported (1)          $.56         $.66        $.57
              SFAS 123 Pro forma       $.54         $.64        $.56

   Diluted:  As reported (1)           $.55         $.64        $.55
             SFAS 123 Pro forma        $.53         $.62        $.54

(1) Pro forma corporate form in 1997.

  The SFAS 123 pro forma net income reflects options granted in 1999, 1998 and 1997. Had awards been granted in earlier years that carried similar vesting requirements as the current options, then the pro forma compensation expense presented would have been higher. Consequently, the pro forma disclosure is not indicative of pro forma results which may be expected in future years.

  The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 1999, 1998 and 1997: risk-free interest rates of 5.4 percent, 5.6 percent and 6.3 percent, respectively; volatility rates of 25 percent, 22 percent and 21 percent, respectively; distribution yields of 2.5 percent, 1.9 percent and 3.2 percent, respectively; and average expected lives of seven years. The options granted to employees in 1999, 1998 and 1997 have weighted-average fair values of $4.15, $5.17, and $2.81, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

A summary of option and grant transactions during the last three years is summarized below:

                                             Share             Price         Weighted-Avg.      Share           Price
                                            Options            Range        Exercise Price      Grants          Range
=========================================================================================================================
Total exercisable, December 31, 1996       8,202,741    $   0.73 -  7.63     $    5.49           -----              -----
Total outstanding, December 31, 1996      16,576,116    $   0.73 - 10.78     $    7.56       1,806,741     $  2.86 - 7.96

TRANSACTIONS DURING 1997
    Granted to employees                   5,295,785    $  11.23 - 18.42     $   11.62            -----             -----
    Exercised, paid, or vested            (1,892,034)   $   2.17 -  9.26     $    5.17        (430,460)    $  2.86 - 7.96
    Cancelled, related to WMX             (4,218,750)   $           9.78     $    9.78           -----              -----
    Terminated or resigned                  (440,960)   $   1.97 - 11.22     $    7.11        (120,175)    $  2.86 - 7.96

Total exercisable, December 31, 1997       6,919,718    $   0.73 - 10.78     $    6.05           -----              -----
Total outstanding, December 31, 1997      15,320,157    $   0.73 - 18.42     $    8.65       1,256,106     $  2.86 - 7.96

TRANSACTIONS DURING 1998
    Granted to employees                   3,574,376    $  15.74 - 22.77     $   18.29           -----              -----
    Exercised, paid, or vested            (1,604,784)   $   2.25 - 11.22     $    6.29        (293,376)    $  2.86 - 7.96
    Terminated or resigned                  (377,023)   $   0.73 - 18.26     $    8.57           -----              -----

Total exercisable, December 31, 1998       7,269,279    $   0.73 - 22.33     $    7.51           -----              -----
Total outstanding, December 31, 1998      16,912,726    $   0.73 - 22.77     $   10.89         962,730     $  2.86 - 7.96

TRANSACTIONS DURING 1999
    Granted to employees                   6,599,732    $  11.50 - 21.16     $   15.55           -----              -----
    Assumed in acquisitions                1,779,395    $   6.48 - 45.79     $   19.02           -----              -----
    Exercised, paid, or vested            (1,355,345)   $   0.73 - 18.26     $    7.61        (248,900)    $  2.86 - 7.96
    Terminated or resigned                  (435,069)   $   0.73 - 45.79     $   19.32           -----              -----

Total exercisable, December 31, 1999      10,006,644    $   2.24 - 45.79     $   10.37           -----              -----
Total outstanding, December 31, 1999      23,501,439    $   2.24 - 45.79     $   12.85         713,830     $  2.86 - 7.96
=========================================================================================================================


Options outstanding at December 31, 1999:

      Range of          Number Outstanding      Remaining       Weighted-Average      Number Exercisable        Weighted-Average
   Exercise Prices         at 12/31/99            Life           Exercise Price          at 12/31/99             Exercise Price
=================================================================================================================================
$   2.24 -  6.44             2,549,353          3.5 years           $  5.18                2,549,353                 $  5.18
    6.48 - 10.78             4,826,967          5.5 years              8.95                3,315,054                    8.73
   11.22 - 15.94             8,252,322          8.0 years             11.81                2,928,303                   12.44
   16.12 - 22.77             7,556,423          8.5 years             18.21                  993,033                   18.52
   27.20 - 45.79               316,374          7.0 years             33.07                  220,901                   31.01
---------------------------------------------------------------------------------------------------------------------------------
 $  2.24 - 45.79            23,501,439          7.0 years           $ 12.85               10,006,644                 $ 10.37
=================================================================================================================================


EARNINGS PER SHARE

  Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of convertible securities and options to purchase common stock.

  The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation.


                                                     For year ended 1999           For year ended 1998
                                                ------------------------------------------------------------

(In thousands, except per share data)             Income     Shares     EPS     Income      Shares    EPS
                                                ------------------------------------------ -----------------
BASIC EPS (PRO FORMA CORPORATE FORM IN 1997)       $173,563   307,637   $0.56    $189,992   289,315   $0.66
EFFECT OF DILUTIVE SECURITIES, NET OF TAX:

    Options                                                     6,769                         9,391
    Convertible debentures                                -         -                  32       181
                                                ----------------------        ------------ ---------
DILUTED EPS (PRO FORMA CORPORATE FORM IN 1997)     $173,563   314,406   $0.55    $190,024   298,887   $0.64
                                                ========================================== =================


                               For year ended 1997
                                                 ------------------------------

  (In thousands, except per share data)            Income     Shares     EPS
                                                 --------------------- --------

  BASIC EPS (PRO FORMA CORPORATE FORM IN 1997)      $163,470  285,944    $0.57
  EFFECT OF DILUTIVE SECURITIES, NET OF TAX:

      Options                                                   8,333
      Convertible debentures                           1,114    5,363
                                                 ---------------------
  DILUTED EPS (PRO FORMA CORPORATE FORM IN 1997)    $164,584  299,640    $0.55
                                                 ===================== ========

QUARTERLY OPERATING RESULTS

  Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, and basic and diluted net income per share are shown in the table below. Net income and earnings per share amounts for 1997 have been restated to a basis that assumes reincorporation had occurred as of the beginning of each year. For interim accounting purposes,certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

  Certain amounts from prior periods have been reclassified to conform with the current presentation.


(Unaudited, in thousands, except per share data)
                                                             Percent Incr.                     Percent Incr.
                                             1999              '99-'98            1998            '98-'97            1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
First Quarter ...................         $1,115,062              14%         $  981,788             20%         $  817,136
Second Quarter ..................          1,537,074              23           1,244,627             23           1,010,794
Third Quarter ...................          1,584,225              24           1,273,093             17           1,090,114
Fourth Quarter ..................          1,467,174              20           1,224,611             17           1,043,458
                                          ----------                          ----------                         ----------
                                          $5,703,535              21%         $4,724,119             19%         $3,961,502
GROSS PROFIT:
First Quarter ...................         $  215,247              15%         $  186,991             17%         $  159,991
Second Quarter ..................            368,237              26             293,261             14             257,260
Third Quarter ...................            359,885              14             316,718             23             257,449
Fourth Quarter ..................            301,131              22             247,537              8             228,642
                                          ----------                          ----------                         ----------
                                          $1,244,500              19%         $1,044,507             16%         $  903,342
NET INCOME:
(PRO FORMA IN 1997)
First Quarter ......................      $   35,609              22%         $   29,270              1%         $   28,982
Second Quarter .....................          18,035             (68)             56,404             21              46,707
   BEFORE NON-RECURRING ITEMS, NET .          69,335              23              56,404             21              46,707
Third Quarter ......................          66,637              18              56,352             20              46,793
Fourth Quarter .....................          53,282              11              47,966             17              40,988
                                          ----------                          ----------                         ----------
                                          $  173,563              (9)%        $  189,992             16%         $  163,470
   BEFORE NON-RECURRING ITEMS, NET .      $  224,863              18%         $  189,992             16%         $  163,470

BASIC NET INCOME PER SHARE:
(PRO FORMA IN 1997)
First Quarter .......................     $     0.12               9%         $     0.11             22%         $     0.09
Second Quarter ......................           0.06             (70)               0.20             18                0.17
   BEFORE NON-RECURRING ITEMS, NET ..           0.22              10                0.20             18                0.17
Third Quarter .......................           0.21              11                0.19             12                0.17
Fourth Quarter ......................           0.17               6                0.16              7                0.15
                                          ----------                          ----------                         ----------
                                          $     0.56             (15)%        $     0.66             16%         $     0.57
  BEFORE NON-RECURRING ITEMS, NET ...     $     0.73              11%         $     0.66             16%         $     0.57

DILUTED NET INCOME PER SHARE:
(PRO FORMA IN 1997)
First Quarter ........................    $     0.12              20%         $     0.10             11%         $     0.09
Second Quarter .......................          0.06             (68)               0.19             19                0.16
   BEFORE NON-RECURRING ITEMS, NET ...          0.22              16                0.19             19                0.16
Third Quarter ........................          0.21              11                0.19             19                0.16
Fourth Quarter .......................          0.17               6                0.16             14                0.14
                                          ----------                          ----------                         ----------
                                          $     0.55             (14)%        $     0.64             16%         $     0.55
   BEFORE NON-RECURRING ITEMS, NET ...    $     0.72              13%         $     0.64             16%         $     0.55

CASH DIVIDENDS PER SHARE:
First Quarter ........................    $     0.09              13%         $     0.08              7%         $     0.07 1/2
Second Quarter .......................          0.09              13                0.08              7                0.07 1/2
Third Quarter ........................          0.09              13                0.08              -                0.08
Fourth Quarter .......................          0.09               -                0.09             13                0.08
                                          ----------                          ----------                         --------------
                                          $     0.36               9%         $     0.33              6%         $     0.31
PRICE PER SHARE:
First Quarter ........................    $    22.00 - 17.50                  $    19.63 - 16.50                 $    12.33 - 10.92
Second Quarter .......................         20.94 - 17.31                       25.50 - 17.92                      15.92 - 12.09
Third Quarter ........................         18.56 - 14.00                       24.75 - 19.75                      19.67 - 15.17
Fourth Quarter .......................         16.25 - 10.13                       23.81 - 16.00                      19.50 - 14.00



All share and per share data reflect the three-for-two share splits in August 1998 and June 1997.