Form 10-K, Exhibit 13
period 2000-12-31
SERVICEMASTER CO
filed 2001-03-23
CIK 1052045

FINANCIAL HIGHLIGHTS

                                                                          For 31,years ended December 31,
(In thousands, except per share data)                                    2000           1999        Change
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


OPERATING RESULTS:

Customer level revenue (1)........................................   $   7,677,000    $7,335,000     +  5%
Operating revenue ................................................       5,970,615     5,703,535     +  5%
Operating income .................................................         416,899       383,174     +  9%
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(3)................         416,899       468,674     - 11%
Net income .......................................................         173,827       173,563        --
PROFORMA NET INCOME BEFORE NET NON-RECURRING
 items and assuming the change in accounting
 principle is applied retroactively(2),(3)........................         184,988       219,637     - 16%
   Per share: (4)
       Diluted as reported........................................   $        0.57     $    0.55     +  4%
       PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS AND
         assuming the change in accounting principle is applied
         retroactively(2),(3).....................................   $        0.61     $    0.70     - 13%
         Cash dividends per share ................................   $        0.38     $    0.36     +  6%


FINANCIAL POSITION:

Total assets .....................................................   $   3,967,668    $3,870,215
Long-term debt ...................................................       1,756,757     1,697,582
Shareholders' equity..............................................       1,161,588     1,205,716


SHARE PRICE RANGE :

(Traded on the New York Stock Exchange under the symbol SVM)
High price........................................................   $       14.94       $ 22.00
Low price.........................................................   $        8.25       $ 10.13
Closing price.....................................................   $       11.50       $ 12.31


(1) Customer level revenue represents the combined revenues of the Company's direct operations and the estimated revenues of its various independently licensed franchisees.

(2) In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000, was $11.1 million ($18.9 million pretax). The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999 was a reduction of $0.02 per diluted share.

(3) In 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business.

(4) Diluted earnings per share are calculated based on 305,518 shares in 2000 and 314,406 shares in 1999.

                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            (ALL SHARE AND PER SHARE DATA REFLECT THE THREE-FOR-TWO
                          SHARE SPLIT IN AUGUST 1998)

2000 COMPARED WITH 1999

  Revenues in 2000 exceeded $6 billion, an increase of 6%. Revenue from continuing operations, excluding the impact from sold or discontinued operations, increased 10%. This growth reflects tuck-in acquisitions, the full year impact of the LandCare and American Residential Services acquisitions, and to a lesser extent internal growth. Operating income before the non-recurring unusual items recorded in the prior year remained relatively flat at $467 million. Operating income margins decreased to 7.7 percent of revenues from 8.2 percent in 1999. The costs related to the WeServeHomes.com internet initiative reduced the growth in operating income by three percent and accounted for about 20 basis points of the decrease in operating margins. These costs have been allocated to the Company's partner, Kleiner Perkins, and are included in net minority interest income below the operating income line. The remaining 20 basis point decrease in operating margins primarily reflects the impact of significantly lower operating margins at TruGreen LandCare, the commercial landscape operations. Diluted earnings per share before non-recurring items decreased 6 percent to $.68, compared to $.72 last year. Net income on this same basis decreased 8% to $207 million from $225 million in 1999.

 In the second quarter of 1999, the Company realized an after-tax gain of $30 million relating to the sale of certain non-core businesses and the Company recorded a one-time after-tax charge of $81 million relating to its Diversified Health Services business. These items reduced net income from ongoing operations by $51 million ($85.5 million pre tax), as a result, the Company reported net income of $174 million, with diluted earnings per share of $.55 for 1999.

  The Consumer and Commercial Services business unit reported revenue of $3.7 billion, an increase of 18 percent. Net income decreased one percent to $187 million reflecting double-digit profit increases at most of the companies offset by lower profits at TruGreen LandCare. TruGreen LandCare reported strong double-digit growth in revenue reflecting solid internal growth, one additional quarter of revenue from the LandCare USA acquisition completed in March last year, and smaller regional acquisitions. Profits, however declined significantly due to the slower than anticipated integration of the landscape platform initiative and higher labor and other costs. Although significant progress has been made installing new financial and management system, the process of bringing over 100 separate business units into one company has taken longer than anticipated. This unit has experienced operational issues in five of the fifteen regions it serves and has addressed these issues by strengthening the management infrastructure in these regions. TruGreen ChemLawn, the Company's lawn care operations, reported good revenue and profit growth, reflecting the benefits of price increases and acquisitions, partially offset by other volume challenges. Terminix achieved solid revenue growth and a double-digit increase in profit, reflecting solid increases in new termite contracts, strong growth in contract renewals, productivity improvements and strong overhead controls. American Home Shield reported solid revenue and profit growth, reflecting strong growth in higher margin customer renewals and direct-to-consumer sales. The combined American Residential Services (ARS)/Rescue Rooter operations reported significant increases in revenues and profits, reflecting internal growth in Rescue Rooter and an additional four months of operations from the ARS acquisition (which closed in late April last year). The integration of ARS has continued in line with expectations and management has made significant progress in improving the financial condition, controls and employee morale at many of the ARS branch locations that were performing poorly at the time of the acquisition. Progress continues to be made in fulfilling the service needs of American Home Shield customers through ARS, with a threefold increase in completed service transactions during 2000. The franchise operations, ServiceMaster Clean and Merry Maids, achieved solid revenue increases and strong profit growth, reflecting strong growth in company-owned operations and productivity improvements.

  The Management Services business unit reported revenue growth of one percent to over $1.9 billion and two percent decrease in net income to $49 million. Included in this segment's results is a $3.5 million (after-tax) non-recurring benefit from the resolution of a foreign license agreement. The decrease in profits reflects the loss of contracts, costs to unwind these contracts as well as start-up costs from a large new contract with a for-profit hospital. The Company also continues to invest in the Site Services outsourcing initiative and is encouraged by its progress.

  Other Operations include primarily Employer Services, the professional employee organization; WeServeHomes.com, the Company's internet initiative; the Company's headquarters operations; and certain non-core businesses that have been sold or discontinued. Net profits before non-recurring items decreased from 1999, reflecting increased interest costs and higher parent level expenses.

  On a consolidated basis, costs of services rendered and products sold increased 5 percent, primarily due to general business growth and acquisitions. Cost of services decreased as a percentage of revenue to 77.8 percent from 78.2 percent in 1999. This decrease primarily reflects the changing mix of the businesses as TruGreen ChemLawn and Terminix continue to increase in size in relationship to the overall business of the Company. The TruGreen ChemLawn and Terminix businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenues.

  Selling and administrative expenses increased 13 percent due to general business growth and acquisitions, and increased as a percentage of revenue to
14.5 percent from 13.6 percent in 1999. This increase as a percentage of revenue is attributable to the changing mix of the Company noted above.

  Interest expense increased from the prior year, primarily due to increased debt levels associated with acquisitions and share repurchases. Minority interest income includes $15 million of costs related to the Company's WeServeHomes.com internet initiative which have been allocated to the Company's partner,

Kleiner Perkins Caufield & Byers. The tax provision, before non-recurring items, reflects a higher effective tax rate compared to 1999, primarily due to the non-deductibility of goodwill from acquisitions completed in 1999.

  In January 2000, the Company announced the formation and initial funding of WeServeHomes.com, a separate Internet company that offers comprehensive on-line solutions for the consumer market by providing home services, products, and information. ServiceMaster owns 84 percent of WeServeHomes.com through the contribution of its 1-800-WE-SERVE call center and the assets of its Internet business. In addition, ServiceMaster supports the new company through intensive co-branding efforts, access to its customer base and third-party contractor relationships, fulfillment support, and licensing the use of certain trademarks. Kleiner Perkins Caufield & Byers (Kleiner Perkins), one of the nation's most respected and successful venture capital firms, contributed $15 million and holds a 16 percent ownership interest with warrants to purchase an additional $11.5 million in stock at the same price. The initial investment by Kleiner Perkins is helping fund site design and development, infrastructure support and promotional expenditures. In addition, expenses in 2000 associated with WeServeHomes.com were allocated to Kleiner Perkins up to the amount of their investment.

 As more fully described in the notes to the consolidated financial statements, a lawsuit is currently pending in Atlanta, Georgia wherein the plaintiff, a former salesman, claimed that the Company had not paid him the full amount of commission due to him on a sale in which he was involved. In September 1999, the jury awarded the plaintiff compensatory damages and fees of approximately $1 million and punitive damages of $135 million. In October 1999, the Company filed a motion for judgement notwithstanding the verdict or in the alternative, for a new trial. On June 1, 2000 the trial court entered a new judgement in the amount of $461,440 in compensatory damages and $45 million in punitive damages, as well as amounts for attorney fees an interest. The Company filed a notice of appeal that same day. On June 13, 2000, Mr. Martin filed a notice of cross-appeal. Because the trial court clerk is still in the process of preparing the record, the appeal has not yet been docketed in the court of appeals, and the clerk does not expect to finish preparation of the record before January or February of 2001. Accordingly, it is unlikely that the appeal will be fully briefed and argued in the court of appeals before the summer of 2001. ServiceMaster believes that the award of $45 million in punitive damages is not supported by the facts of the case or by applicable state law and that the judgement will be reversed by an appellate court. Under Georgia law, a judgement accrues interest at the rate of 12% per annum. The Company continues to not be able to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. In the event that the existing judgment is sustained, or the original judgment is reinstated (which is not anticipated by the Company), it would be likely that the Company's results of operations for a particular year may be materially adversely affected. However, the Company believes, based on advice from legal counsel, that the ultimate outcome of this litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

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

  The Consumer and Commercial Services business unit achieved a 53 percent increase in revenues to $3.1 billion, reflecting solid growth in established businesses, as well as contributions from the Company's landscaping, heating/air conditioning, and plumbing initiatives. Net income increased nine percent to $188 million, reflecting profit increases at all of the companies except TruGreen. TruGreen reported a substantial increase in revenues and profits comparable to last year, reflecting the impact of severe weather conditions on the lawn care operations partially offset by increases from the landscape initiative. TruGreen ChemLawn, the Company's lawn care operations, reported modest revenue growth but lower profits due to the effects of the extreme drought in the Northeast and the Mid-Atlantic regions of the country. Solid revenue growth in commercial accounts helped support the weaker growth in residential lawn care services resulting from the unfavorable summer weather conditions over the last two years. Through the acquisitions of LandCare USA and other smaller businesses, the Company has become the largest provider of commercial landscape services in the country. Over 20 percent of the Consumer and Commercial Services segment's revenue growth came from this new initiative. TruGreen LandCare, the Company's landscape operations, achieved significant increases through acquisitions but also realized strong double-digit internal growth. Terminix achieved strong growth in revenues and profits, resulting from increases in termite completions and renewals, improved branch efficiencies, and the successful integration of acquisitions. Growth in new termite customers reflects a continued strong demand for termite baiting systems. American Home Shield achieved double-digit growth in revenues and profits, reflecting increases in warranty contracts sold through all distribution channels. In addition, a greater percentage of its revenues was derived from customer renewals, which carry higher margins and retention rates. The combined Rescue Rooter and American Residential Services operations reported strong growth in revenues and profits. American Residential Services, which was acquired in April 1999, provides comprehensive maintenance, repair and replacement services for heating, ventilation and air conditioning (HVAC), plumbing, electrical and other systems, and major appliances in homes and commercial buildings. This acquisition establishes the Company as one of the country's leading providers of these services and also complements the Company's established plumbing business. In addition, it significantly expands the Company's service offerings on a nationwide basis and provides added support for American Home Shield. Both the HVAC and plumbing operations achieved good internal growth and productivity gains. The franchise operations, ServiceMaster Clean and Merry Maids, achieved solid increases in revenues and profits despite an extremely tight labor market, with continued growth of Company-owned operations, increased license sales, and productivity improvements.

  The traditional Management Services business reported revenues of $1.9 billion and net income of $50 million. Revenues and net income both increased three percent, reflecting the benefit of overhead efficiency gains realized throughout the business units. The traditional Healthcare market reported a modest decrease in revenues and profits consistent with last year. The Company achieved solid revenue and profit increases in both the Business & Industry and Education markets, reflecting increased volume and lower overhead spending. The base of annualized revenue from continuing operations grew two percent for the year, which reflected a strong sales year and an increased number of contracts served.

  Net income before non-recurring items in Other Operations improved from 1998, reflecting favorable interest allocations and gains on financial investments partially offset by reduced profitability in the Diversified Health Services operations.

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

 Consolidated selling and administrative expenses increased 20 percent over 1998 and, as a percentage of revenues, decreased to 13.6 percent in 1999 from 13.7 percent in 1998. The platform initiatives noted above have lower selling and administrative expenses, as a percentage of revenues, than the Company average.

  Interest expense increased over 1998, primarily due to increased debt levels associated with acquisitions. The increase in interest and investment income primarily resulted from additional gains realized on financial investments. The tax provision reflects a higher effective tax rate compared with 1998, primarily due to the non-deductibility of goodwill related to several large acquisitions completed in 1999.

2000 FINANCIAL POSITION

  Net cash provided from operations of $413 million was significantly higher than last year. There are two unusual tax timing items in the cash flow statements: (i) a $39 million tax refund realized in 2000 and (ii) the payment of 1998 taxes in the first quarter of 1999. Excluding these unusual tax items cash from operations increased 12 percent to $374 million reflecting higher levels of cash income and lower working capital needs, especially in the platform initiatives.

  Cash and marketable securities totaled approximately $120 million at December 31, 2000. Debt levels increased, reflecting a significant amount of share repurchases combined with the effects of acquisitions, capital spending, and dividends. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company. In addition, the Company had $XXX million of unused commitment on its revolving bank facility at December 31, 2000.

  In April 2000, the Company completed a senior unsecured debt offering of $250 million, 8.45 percent notes priced to yield 8.505 percent and due April 15, 2005. The net proceeds were used to repay a portion of the Company's borrowings under its revolving bank credit facility, thereby reducing the Company's exposure to short term interest rate fluctuations.

 Accounts receivable increased reflecting general business growth and acquisitions. Property and equipment remained at approximately the same level as last year reflecting general business growth and a reduced level of technology projects. The Company does not have any material capital commitments at this time.

  The Company completed a number of acquisitions in 2000, which included primarily lawn care, HVAC/plumbing and pest control companies. Total acquisitions were approximately $235 million and were primarily financed through cash payments and seller financial debt.

  Accounts payable and other accrued liabilities decreased due to the timing of various payments and amounts relating to wind-down transaction accruals. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield and increases in customer prepayments for pest control services.

  Total shareholders' equity decreased slightly to $1.2 billion, reflecting shareholders dividends and share repurchases, partially offset by current year net income. In July 2000, the Company announced that its Board of Directors authorized the repurchase of $350 million in shares over time in the open market or in privately negotiated transactions. This authorization replaces the Company's previous authorization of $150 million announced in October 1999. Approximately $173 million in shares were repurchased in 2000.

  Cash dividends paid directly to shareholders totaled $116 million, or $.38 per share, a six percent per share increase over the prior year. The total amount of cash distributions increased three percent from the prior year, reflecting this per share increase offset by a reduced level of shares outstanding resulting from shares repurchased.

  While the Company has historically increased its dividend payment, the timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's corporate finance objectives and cash requirements. The Company has announced its intended cash dividends for 2001 of $.XX per share.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of the Company's investors and lenders. Management believes that EBITDA is another measure that demonstrates the exceptional cash-generating abilities of the Company's businesses. EBITDA in 2000 of $661 million, grew 5 percent and exceeded net income by over $450 million or 180%. EBITDA should not be considered an alternative to net income in measuring the Company's performance or be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.


THE COMPANY NOTES THAT STATEMENTS THAT LOOK FORWARD IN TIME, WHICH INCLUDE EVERYTHING OTHER THAN HISTORICAL INFORMATION, INVOLVE RISKS AND UNCERTAINTIES THAT AFFECT THE COMPANY'S RESULTS OF OPERATIONS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN A FORWARD-LOOKING STATEMENT INCLUDE THE FOLLOWING (AMONG OTHERS): WEATHER CONDITIONS ADVERSE TO CERTAIN OF THE COMPANY'S CONSUMER AND COMMERCIAL SERVICES BUSINESSES; THE ENTRY OF ADDITIONAL COMPETITORS IN ANY OF THE MARKETS SERVED BY THE COMPANY; LABOR SHORTAGES; CONSOLIDATION OF HOSPITALS IN THE HEALTHCARE MARKET; THE COST AND LENGTH OF TIME TO INTEGRATE ACQUIRED BUSINESSES; UNEXPECTED CHANGES IN OPERATING COSTS; THE CONDITION OF THE U.S. ECONOMY; AND OTHER FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ELEVEN YEAR FINANCIAL SUMMARY

All share and per share data reflect the three-for-two share splits in 1998, 1997, 1996, 1993 and 1992.

(IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)                 2000          1999          1998
---------------------------------------------------------------------------------------------------------


OPERATING RESULTS

Operating revenue ............................................    $ 5,970,615   $ 5,703,535   $.4,724,119
Cost of services rendered and products sold...................      4,696,467     4,459,035     3,679,612
Selling and administrative expenses ..........................        857,249       775,826       648,085
Other, net  (2) ..............................................              -        85,500             -
                                                                  -----------   -----------   -----------
Operating income  ............................................        416,899       383,174       396,422
                                                                  -----------   -----------   -----------
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(2)............        416,899       468,674       396,422
    Percentage of operating revenue ..........................           7.0%          8.2%          8.4%
Non-operating expense  (income)...............................         98,592        86,981        77,644
Provision for income taxes (3) ...............................        133,319       122,630       128,786
Cumulative effect of change in accounting principle, net(1)...         11,161             -             -
                                                                  -----------   -----------   -----------
Net income (pro forma corporate form prior to 1998)(3) .......    $   173,827   $   173,563   $   189,992
                                                                  ===========   ===========   ===========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
  and assuming the change in accounting principle is
  applied retroactively(1),(2)................................    $   184,988   $   219,637   $   186,021
                                                                  ===========   ===========   ===========
     Percentage of operating revenue .........................           3.1%          3.9%          3.9%
Earnings per share (pro forma corporate form prior to 1998):(3)
    Basic......................................................   $      0.57   $      0.56   $      0.66
    Diluted as REPORTED........................................   $      0.57   $      0.55   $      0.64
    PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS AND
      assuming the change in accounting principle is
      applied retroactively (1),(2)............................   $      0.61   $      0.70   $      0.63

Shares used to compute basic net income per share..............       302,487       307,637       289,315
Shares used to compute diluted net income per share............       305,518       314,406       298,887
Shares outstanding, net of treasury shares.....................       298,474       307,530       298,030

Cash distributions per share...................................   $      0.38   $      0.36   $      0.33
Share price range:
    High price.................................................   $     14.94   $     22.00   $     25.50
    Low price..................................................   $      8.25   $     10.13   $     16.00

FINANCIAL POSITION (at year end):

Current assets.................................................   $   984,759   $   959,238   $   670,202
Current liabilities............................................       833,414       845,804       753,697
Working capital................................................       151,345       113,434       (83,495)


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



ELEVEN YEAR FINANCIAL SUMMARY

                                                                    1997           1996           1995           1994
                                                                ----------------------------------------------------------

OPERATING RESULTS

Operating revenue                                                 $ 3,961,502    $ 3,458,328    $ 3,202,504    $ 2,985,207
Cost of services rendered and products sold                         3,058,160      2,681,008      2,499,700      2,356,435
Selling and administrative expenses                                   559,409        482,102        450,937        414,746
Other, net (2)                                                             --             --             --             --
                                                                  -----------    -----------    -----------    -----------
Operating income                                                      343,933        295,218        251,867        214,026
                                                                  -----------    -----------    -----------    -----------
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(2)                    343,933        295,218        251,867        214,026
Percentage of operating revenue                                           8.7%           8.5%           7.9%           7.2%
Non-operating expense (income)                                         69,654         42,821         74,260         71,388
Provision for income taxes (3)                                        110,809        101,968         71,753         57,626
Cumulative effect of change in accounting principle net(1)                 --             --             --             --
                                                                  -----------    -----------    -----------    -----------
Net income (pro forma corporate form prior to 1998)(3) .          $   163,470    $   150,429    $   105,854    $    85,012
                                                                  ===========    ===========    ===========    ===========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
AND ASSUMING THE CHANGE IN ACCOUNTING PRINCIPLE IS

APPLIED RETROACTIVELY(1),(2)                                      $   161,506    $   150,429    $   105,854    $    85,012
                                                                  ===========    ===========    ===========    ===========
Percentage of operating revenue                                           4.1%           4.3%           3.3%           2.8%
Earnings per share (pro forma corporate form prior to 1998):(3)
Basic                                                             $      0.57    $      0.47    $      0.41    $      0.33
Diluted as REPORTED                                               $      0.55    $      0.46    $      0.39    $      0.32
PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS
and assuming the change in accounting principle is
applied retroactively (1),(2)                                     $      0.54    $      0.46    $      0.39    $      0.32

Shares used to compute basic net income per share                     285,944        317,381        260,382        255,650
Shares used to compute diluted net income per share                   299,640        330,429        273,203        266,892
Shares outstanding, net of treasury shares                            279,944        320,396        321,341        256,419

Cash distributions per share                                      $      0.31    $      0.29    $      0.28    $      0.27
Share price range:
High price                                                        $     19.67    $     11.83    $      9.00    $      8.41
Low price                                                         $     10.92    $      8.61    $      6.37    $      6.37

FINANCIAL POSITION (at year end):

Current assets                                                    $   594,084    $   499,334    $   393,239    $   331,045
Current liabilities                                                   558,177        425,552        372,930        304,395
Working capital                                                        35,907         73,782         20,309         26,650


                                                                      1993           1992            1991           1990
                                                                -----------------------------------------------------------

OPERATING RESULTS


Operating revenue                                                 $ 2,758,859    $ 2,488,854     $ 2,109,941    $ 1,825,750
Cost of services rendered and products sold                         2,192,684      2,021,010       1,762,700      1,545,527
Selling and administrative expenses                                   393,131        326,477         225,814        177,941
Other, net (2)                                                             --         78,935              --          6,500
                                                                  -----------    -----------     -----------    -----------
Operating income                                                      173,044         62,432         121,427         95,782
                                                                  -----------    -----------     -----------    -----------
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(2)                    173,044        141,367         121,427        102,282
Percentage of operating revenue                                           6.3%           5.7%            5.8%           5.6%
Non-operating expense (income)                                         24,952        (68,367)         34,020         10,398
Provision for income taxes (3)                                         58,829         52,843          35,312         34,495
Cumulative effect of change in accounting principle net(1)              4,470             --              --             --
                                                                  -----------    -----------     -----------    -----------
Net income (pro forma corporate form prior to 1998)(3) .          $    88,263    $    73,486     $    52,095    $    50,889
                                                                  ===========    ===========     ===========    ===========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
AND ASSUMING THE CHANGE IN ACCOUNTING PRINCIPLE IS


APPLIED RETROACTIVELY(1),(2)                                      $    70,264    $    56,994     $    48,614    $    42,843
                                                                  ===========    ===========     ===========    ===========
Percentage of operating revenue                                           2.5%           2.3%            2.3%           2.3%
Earnings per share (pro forma corporate form prior to 1998):(3)
Basic                                                             $      0.35    $      0.29     $      0.22    $      0.21
Diluted as REPORTED                                               $      0.34    $      0.28     $      0.21    $      0.21
PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS
and assuming the change in accounting principle is
applied retroactively (1),(2)                                     $      0.27    $      0.22     $      0.20    $      0.18


Shares used to compute basic net income per share                     253,919        249,828         240,276        239,730
Shares used to compute diluted net income per share                   266,231        262,941         252,579        243,038
Shares outstanding, net of treasury shares                            257,901        255,386         243,527        242,939


Cash distributions per share                                      $      0.26    $      0.26     $      0.25    $      0.24
Share price range:
High price                                                        $      9.19    $      5.90     $      5.13    $      3.13
Low price                                                         $      5.22    $      4.35     $      2.89    $      2.60


FINANCIAL POSITION (at year end):


Current assets                                                    $   291,325    $   257,542     $   217,517    $   237,262
Current liabilities                                                   244,552        206,755         157,458        158,046
Working capital                                                        46,773         50,787          60,059         79,216







(2) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Partnership's partners. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the years ended December 31, 1997 and before have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of that year. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings. Actual historical net income per share as a partnership for the three prior periods was as follows:

                  1997 (a)      1996       1995
                  --------    --------    --------
    Net Income    $264,076    $245,140    $172,019
    EPS:  Basic     $.92        $.77        $.66
          Diluted   $.89        $.75        $.64


(a) Including the one-time tax gain related to reincorporation, net income was $329,076 and basic and diluted earnings per share were $1.15 and $1.10, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Certain immaterial 1999 and 1998 amounts have been reclassified to conform with the 2000 presentation.

  The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, the possible outcomes of outstanding litigation, and the useful lives for depreciation and amortization expense.

REVENUES: Revenues from lawn care, pest control, heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized based upon agreed monthly contract payments or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC and landscape, are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs.

  Fees from home warranty and termite baiting contracts are recognized as revenues over the life of the contract while the service costs are expensed as incurred. Franchised services revenues (which in aggregate represent less than two percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

  Revenues from management services are recognized as services are rendered and consist of contract fees, which reflect the total price of such services. Where the Company act as principal and manages people who are employees of the facility, the contract fee is recognized as revenue by the Company and payroll costs for such employees are included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company.

  Revenues from the professional employer organization are recognized as the services are rendered. Consistent with industry practice, revenues include the gross amount billed to clients, which includes payroll and other direct costs.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 2000. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Intangible assets consist primarily of trade names ($250 million) and goodwill ($2.3 billion). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. Based on the reviews, when the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

INCOME TAXES: The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options have been considered outstanding for purposes of the diluted earnings per share calculation.

CHANGE IN ACCOUNTING PRINCIPLE: In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition," which provides additional guidance in applying generally accepted accounting principles for revenue recognition in financial statements. The Company's interpretation of the requirements of SAB No. 101 resulted in changes to the Company's accounting policies for revenue recognition on sales of its termite baiting contracts. Prior to the adoption of SAB No. 101, the Company recognized approximately 80% of the termite baiting revenue at the time of the sale and installation of the baiting station, while the remaining 20% of the revenue was recognized over the life of the contract as follow-up inspections of the stations were performed. As a result of SAB No. 101, the Company's policy is to recognize revenue over the life of the contract. In addition, sales commissions and other direct contract acquisition costs are deferred and amortized on a straight-line basis over the life of the contract.

The change in method of accounting for termite baiting contracts is effective January 1, 2000. The cumulative effect of the accounting change, as of January 1, 2000, resulted in a non-cash charge that reduced net income for the year ended December 31, 2000 by $11.1 million, ($18.9 million pretax). The cumulative after-tax effect on both basic and diluted earnings per share was a reduction of $.04. The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999 and 1998 of this change was to reduce diluted earnings per share by $0.02 and $0.01, respectively.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement was subsequently amended to defer its effective date. The Company adopted this Statement in January 2001 as required by the amended Statement. Adoption of this Statement did not have a material impact on the Company's financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE SHAREHOLDERS OF
THE SERVICEMASTER COMPANY

  We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

  As explained in the Summary of Significant Accounting Policies section of the Notes to the Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition."

ARTHUR ANDERSEN LLP
Chicago, Illinois
January 23, 2001






STATEMENTS OF INCOME
(In thousands, except per share data)
                                                                                Years Ended December 31,

                                                                           2000            1999            1998
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


OPERATING Revenue.............................................        $  5,970,615    $  5,703,535    $  4,724,119

OPERATING COSTS AND EXPENSES:

Cost of services rendered and products sold...................           4,696,467       4,459,035       3,679,612
Selling and administrative expenses...........................             857,249         775,826         648,085
Other, net (1)................................................                   -          85,500              --
                                                                      ------------    ------------    ------------

Total operating costs and expenses............................           5,553,716       5,320,361       4,327,697
                                                                      -----------    ------------     ------------
OPERATING Income..............................................             416,899         383,174         396,422

NON-OPERATING EXPENSE (INCOME):

Interest expense..............................................             136,831         108,955          92,945
Interest and investment income................................             (25,002)        (21,974)        (15,301)
Minority interest income......................................             (13,237)              -               -
                                                                       -----------     -----------    ------------
INCOME BEFORE INCOME Taxes....................................             318,307         296,193         318,778

Provision for income taxes ...................................             133,319         122,630         128,786



INCOME BEFORE CUMULATIVE EFFECT OF
   CHANGE IN ACCOUNTING Principle.............................             184,988         173,563         189,992

Cumulative effect of change in accounting
    for revenue recognition on termite baiting contracts (1)..              11,161               -               -

                                                                      ------------    -------------   ------------

NET INCOME (1)................................................        $    173,827    $    173,563    $    189,992
                                                                      ============    =============   ============


PER SHARE (1), (2)
      Basic earnings per share, before cumulative effect of
          change in accounting principle......................        $       0.61    $       0.56    $       0.66
      Cumulative effect  of changing revenue recognition on
        termite baiting contracts                                            (0.04)              -               -
                                                                      ------------    ------------    ------------

   BASIC EARNINGS PER share...................................        $       0.57    $       0.56    $       0.66
                                                                      ============    ============    ============

   Diluted earnings per share, before cumulative effect of
       change in accounting principle.........................        $       0.61    $       0.55    $       0.64
    Cumulative effect of changing revenue recognition on
    termite baiting contracts                                                (0.04)              -               -
                                                                      ------------    ------------    ------------

   DILUTED EARNINGS PER share.................................        $       0.57    $       0.55    $       0.64
                                                                      ============    ============    ============



     (1) In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000, was $11.1 million, ($18.9 million pretax). The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999 and 1998 of this change was to reduce diluted earnings per share by $0.02 and $0.01, respectively.
     In 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business. Excluding the impact of the above items, net income and earnings per share were as follows:

                                                                                  2000              1999              1998
                                                                             ---------------    --------------     -----------
      Pro forma net income before net  non-recurring  items and
      assuming  the change in  accounting  principle is applied
      retroactively...............................................             $ 184,988          $ 219,637         $ 186,021

      Pro forma diluted earnings per share before net non-recurring items and assuming the change in accounting principle is applied

      retroactively...............................................             $    0.61          $    0.70         $   0 .63
                                                                               =========          =========         =========

(2) Basic earnings per share is calculated based on 302,487 shares in 2000, 307,637 shares in 1999, and 289,315 shares in 1998, while diluted earnings per share is calculated based on 305,518 shares in 2000, and 314,406 shares in 1999 and 298,887 shares in 1998. All share and per share data reflect the three-for-two share split in August 1998.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.


STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS)

                                                                     As of December 31,

                                                                                   2000            1999
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
ASSETS:
CURRENT ASSETS:

Cash and cash equivalents.................................................   $    44,386      $    59,834
Marketable securities .....................................................       56,531           54,376
Receivables, less allowances of $37,970 in 2000 and $39,011 in 1999              556,941          558,842
Inventories................................................................       88,152           82,861
Prepaid expenses and other assets.........................................       168,403          140,690
Deferred taxes and tax receivables.........................................       70,346           62,635
                                                                                ---------        ---------
   Total current assets...................................................       984,759          959,238
                                                                                ---------        ---------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land and buildings.........................................................       73,248           71,972
Equipment.................................................................       608,321          587,838
                                                                                ---------        ---------
                                                                                 681,569          659,810
Less:  accumulated depreciation...........................................       375,585          341,712
                                                                                ---------        ---------
Net property, plant, and equipment.......................................        305,984          318,098
                                                                                ---------        ---------

OTHER ASSETS:

Intangible assets, primarily trade names and goodwill,
   less accumulated amortization of $422,899 in 2000 and $343,316 in 1999      2,521,633        2,461,389
Notes receivable, long-term securities, and other assets..................       155,292          131,490
                                                                               ----------       ----------
   Total Assets........................................................      $ 3,967,668      $ 3,870,215
                                                                             ===========      ============


LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:

Accounts payable.........................................................    $   147,788      $   160,237
Accrued liabilities:
   Payroll and related expenses............................................      100,651           99,910
   Insurance and related expenses..........................................       54,990           53,412
   Income taxes payable....................................................        1,235            6,479
   Other...................................................................      142,144          196,529
Deferred revenues..........................................................      325,246          257,521
Current portion of long-term debt..........................................       61,360           71,716
                                                                             ----------        -----------
   Total current liabilities..............................................       833,414          845,804
                                                                             ----------        -----------

LONG-TERM Debt...........................................................      1,756,757        1,697,582
DEFERRED TAX Liability.....................................................      115,150           19,800
OTHER LONG-TERM Obligations................................................      100,759          101,313

COMMITMENTS AND CONTINGENCIES (see Notes)


SHAREHOLDERS' EQUITY:

Common stock $0.01 par value, authorized 1 billion shares; issued and
   outstanding of 298,474 shares in 2000 and 307,530 shares in 1999.......         2,985            3,075
Additional paid-in capital...............................................      1,030,399        1,033,568
Retained earnings..........................................................      301,207          241,701
Accumulated other comprehensive income ....................................       (2,832)          (1,821)
Restricted stock...........................................................       (1,829)          (2,577)
Treasury stock, at cost...................................................      (168,342)         (68,230)
                                                                             ----------         ----------
   Total shareholders' equity...........................................       1,161,588        1,205,716
                                                                             -----------        ----------
Total Liabilities and Shareholders' Equity.............................      $ 3,967,668      $ 3,870,215
                                                                             ===========      ============



STATEMENTS OF CASH FLOWS
(In thousands)
                                                                                  Years Ended December 31,

                                                                               2000          1999         1998
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT JANUARY 1...................................   $  59,834    $  66,400   $  64,876

CASH FLOWS FROM OPERATIONS:

NET Income...............................................................     173,827      173,563     189,992
    Adjustments to reconcile net income to
    net cash provided from operations:
      Cumulative effect of accounting change.............................      11,161            -           -
      Depreciation ......................................................      78,108       67,382      50,644
      Amortization.......................................................      79,583       71,062      53,961
      Non-recurring items, net...........................................           -       85,500           -
      Deferred 1998 tax payment..........................................           -      (78,500)     78,500
      Tax refund from 1999 payments......................................      39,000            -           -
      Deferred income tax expense........................................      54,218       20,300      36,400
    Change in working capital, net of acquisitions:
      Receivables........................................................     (14,210)     (49,130)    (46,205)
      Inventories and other current assets...............................      (4,754)     (32,368)     (2,360)
      Accounts payable...................................................     (13,241)      (2,703)     18,475
      Deferred revenues..................................................      19,140       28,026      22,033
      Accrued liabilities................................................     (20,564)     (25,022)      2,472
    Other, net...........................................................      (1,244)      (1,535)      1,627
                                                                            ----------   ----------  ----------

NET CASH PROVIDED FROM Operations........................................     401,024      256,575     405,539
                                                                              -------      -------     -------
    MEMO: NET CASH PROVIDED FROM OPERATIONS EXCLUDING UNUSUAL TAX ITEMS       362,024      335,075     327,039

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions...................................................     (76,603)     (88,754)    (75,297)
    Sale of equipment and other assets...................................      14,720        8,021       6,941
    Business acquisitions, net of cash acquired..........................    (152,306)    (510,512)   (222,452)
    Proceeds from sale of businesses.....................................      44,784       70,344      45,893
    Net purchases of investment securities...............................      (6,940)     (12,474)     11,011)
    Notes receivable and financial investments...........................      (5,401)     (19,357)    (10,645)
    Payments to sellers of acquired businesses...........................     (21,546)     (12,664)    (10,271)
                                                                              --------     --------    --------
NET CASH USED FOR INVESTING Activities...................................    (203,292)    (565,396)   (276,842)
                                                                              ---------    ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Borrowings, net......................................................     571,339    1,263,427     310,190
    Payment of borrowings and other obligations..........................    (547,247)    (776,183)   (564,448)
    Proceeds from stock offering.........................................           -            -     208,561
    Shareholders' dividends..............................................    (114,321)    (111,702)    (75,152)
    Purchase of ServiceMaster stock......................................    (135,633)     (93,046)    (18,310)
    Proceeds from employee share plans...................................      12,730       19,259      12,638
    Other................................................................         (48)         500        (652)
                                                                            ----------   ----------  ----------

NET CASH PROVIDED FROM (USED FOR) FINANCING Activities...................    (213,180)     302,255    (127,173)
                                                                            ----------   ----------  ----------


CASH INCREASE (DECREASE) DURING THE Year.................................     (15,448)      (6,566)      1,524

CASH AND CASH EQUIVALENTS AT DECEMBER 31.................................    $ 44,386     $ 59,834    $ 66,400
                                                                            ==========   =========== ==========

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial
Statements.




STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                                                         ADDITIONAL                    ACCUMULATED
                                                              COMMON      PAID-IN        RETAINED     COMPREHENSIVE
                                                              STOCK       CAPITAL        EARNINGS        INCOME
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997 ..........................   $     2,799    $   513,148    $    65,000    $     5,343
                                                        ============================================================


Net income 1998 .....................................                                     189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                                       (485)
   Foreign currency translation ($640 tax expense) ..                                                       (947)
                                                        ------------------------------------------------------------
Total comprehensive income ..........................                                     189,992         (1,432)
Shareholder dividends ...............................                                     (75,152)
Shares issued in public offering (11,400 shares) ....           114        208,447
Shares issued under option, debentures,
   grant plans and other (2,514 shares) .............            25          9,403         13,507            887
Treasury shares purchased and related costs
   (888 shares) .....................................            (9)
Shares  issued for acquisitions (5,059 shares) ......            51         57,126
                                                        ------------------------------------------------------------
BALANCE, DECEMBER 31, 1998 ..........................   $     2,980    $   788,124    $   179,840    $     3,911
                                                        ============================================================



Net income 1999 .....................................                                     173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                                     (3,730)
   Foreign currency translation ($1,424 tax expense)                                                      (2,002)
                                                        -------------------------------------------------------------

Total comprehensive income ..........................       173,563         (5,732)       167,831
Shareholder dividends ...............................      (111,702)      (111,702)
Shares issued under option, debentures,
   grant plans and other (1,979 shares) .............            20          5,076         13,630            806
Treasury shares purchased and related costs
   (7,049 shares) ...................................           (70)       (92,976)       (93,046)
Shares  issued for acquisitions (14,570 shares) .....           145        240,368         26,102        266,615


BALANCE, DECEMBER 31, 1999 ..........................   $     3,075    $ 1,033,568    $   241,701    $    (1,821)



Net income 2000 .....................................       173,827        173,827
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................         2,845          2,845
   Foreign currency translation ($2,741 tax expense)         (3,856)        (3,856)


Total comprehensive income ..........................       173,827         (1,011)       172,816
Shareholder dividends ...............................      (114,321)      (114,321)
Shares issued under option, debentures,
   grant plans and other (2,099 shares) .............            21         (1,655)        18,866            748
Treasury shares purchased and related costs
   (12,637 shares) ..................................          (126)      (135,507)      (135,633)
Shares  issued for acquisitions (1,482 shares) ......            15         (1,514)        16,529         15,030


BALANCE, DECEMBER 31, 2000 ..........................   $     2,985    $ 1,030,399    $   301,207    $    (2,832)




                                                            TREASURY     RESTRICTED       TOTAL
                                                             STOCK          STOCK        EQUITY
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997 ..........................   ($   57,582)   ($    4,270)   $   524,438
                                                        ==========================================

Net income 1998 .....................................                                     189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                        (485)
   Foreign currency translation ($640 tax expense) ..                                        (947)
                                                        ------------------------------------------
Total comprehensive income ..........................                                     188,560
Shareholder dividends ...............................                                     (75,152)
Shares issued in public offering (11,400 shares) ....                                     208,561
Shares issued under option, debentures,
   grant plans and other (2,514 shares) .............                                      23,822
Treasury shares purchased and related costs
   (888 shares) .....................................      (18,301)                       (18,310)
Shares  issued for acquisitions (5,059 shares) ......       47,390                        104,567
                                                        ------------------------------------------
BALANCE, DECEMBER 31, 1998 ..........................   ($  14,986)   ($    3,383)    $   956,486
                                                        ==========================================


Net income 1999 .....................................                                     173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                      (3,730)
   Foreign currency translation ($1,424 tax expense)                                       (2,002)
                                                        ------------------------------------------
Total comprehensive income ..........................
Shareholder dividends ...............................
Shares issued under option, debentures,
   grant plans and other (1,979 shares) .............        19,532
Treasury shares purchased and related costs
   (7,049 shares) ...................................
Shares  issued for acquisitions (14,570 shares) .....

                                                                                     -----------


BALANCE, DECEMBER 31, 1999 ..........................   $   (68,230)   $    (2,577)   $ 1,205,716

                                                                                     ===========



Net income 2000 .....................................
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................
   Foreign currency translation ($2,741 tax expense)

                                                                                     -----------


Total comprehensive income ..........................
Shareholder dividends ...............................
Shares issued under option, debentures,
   grant plans and other (2,099 shares) .............        17,980
Treasury shares purchased and related costs
   (12,637 shares) ..................................
Shares  issued for acquisitions (1,482 shares) ......

                                                                                     -----------

BALANCE, DECEMBER 31, 2000 ..........................   $  (168,342)   $    (1,829)   $ 1,161,588

                                                                                     ===========





All share data reflect the three-for-two share split in August 1998.

Disclosure of reclassification amounts (net of tax) relating to comprehensive income (loss):

                                       2000     1999      1998
                                       ----     ----      ----
Unrealized holding gains arising in  $ 12,100 $         $   3,295
period                                          555
Less: gains realized                   (9,255)
                                       ------
                                 (4,285) (3,780)

Net unrealized gains (losses) on     $        $         $
                                     ====     ===       =
securities                           2,845    (3,730)   (485)
                                     =====    =======   =====

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statement



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


BUSINESS UNIT REPORTING

  The business of the Company is primarily conducted through four operating segments: TruGreen, Terminix, Home Maintenance and Improvement, and Management Services. In accordance with Statement of Financial Accounting Standards No. 131 (SFAS 131), the Company's reportable segments are strategic business units that offer different services. The TruGreen unit provides residential and commercial lawn care and landscaping services through the TruGreen ChemLawn and TruGreen LandCare companies. The Terminix unit provides domestic termite and pest control services to residential and commercial customers. The Home Maintenance and Improvement unit includes American Residential Services, American Home Shield, ServiceMaster Clean and Merry Maids. This unit provides heating, ventilation and air conditioning, plumbing, and cleaning services to residential and commercial customers as well as home warranties to consumers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts.

  The Other Operations unit includes entities that are managed separately from the four major units and aggregated together in accordance with SFAS 131 due to their size or developmental nature. This unit includes the Company's European pest control operations; ServiceMaster Employer Services, a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans; WeServeHomes.com, a joint venture offering home services through the Internet; the Company's headquarters operations; and certain non-core businesses that have been sold or discontinued.

Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. The Company derives substantially all of its revenues from customers in the United States with less than five percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs.

  Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Company's headquarters facility and other investments are included in the identifiable assets of Other Operations.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands)
                                                                               %                               %
                                                              2000           Change         1999            Change           1998
                                                      -----------------------------------------------------------------------------
Operating Revenue:
    TruGreen                                              $ 1,563,704           12%    $ 1,393,917             56%       $ 892,639
    Terminix                                                  733,654            9%        675,813             11%         607,583
    Home Maintenance and Improvement                        1,211,674           34%        903,970            115%         419,658
    Management Services                                     1,906,138            0%      1,897,299              3%       1,838,268
    Other Operations                                          555,445           N/A        832,536             N/A         965,971
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL OPERATING REVENUE                                   $ 5,970,615            5%    $ 5,703,535             21%     $ 4,724,119
                                                      ================ =============  =============  ==============  ==============

OPERATING INCOME:
    TruGreen                                                $ 172,615          -25%      $ 228,665             19%       $ 192,548
    Terminix                                                   90,594           12%         80,933             16%          69,809
    Home Maintenance and Improvement                          105,588           19%         88,393             66%          53,131
    Management Services                                        66,806          -15%         78,178              3%          75,583
    Other Operations                                          (18,704)          N/A        (92,995)            N/A           5,351
OTHER OPERATIONS EXCLUDING NON-RECURRING ITEMS(1)             (18,704)          N/A         (7,495)            N/A           5,351
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL OPERATING INCOME                                      $ 416,899            9%      $ 383,174             -3%       $ 396,422
                                                      ================ =============  =============  ==============  ==============
TOTAL OPERATING INCOME, EXCLUDING

  NON-RECURRING ITEMS(1)                                    $ 416,899          -11%      $ 468,674             18%       $ 396,422

CAPITAL EMPLOYED:
    TruGreen                                              $ 1,475,655            3%    $ 1,430,255             67%       $ 857,311
    Terminix                                                  525,913           -1%        532,476             12%         477,389
    Home Maintenance and Improvement                          624,421            6%        590,303            123%         264,968
    Management Services                                        98,829          -19%        121,978             -2%         123,946
    Other Operations                                          254,887          -15%        300,002            -17%         360,654
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL CAPITAL EMPLOYED                                    $ 2,979,705            0%    $ 2,975,014             43%     $ 2,084,268
                                                      ================ =============  =============  ==============  ==============

IDENTIFIABLE ASSETS:
    TruGreen                                              $ 1,581,523            0%    $ 1,584,460             63%       $ 974,921
    Terminix                                                  694,968            6%        655,790             11%         588,523
    Home Maintenance and Improvement                          980,861           10%        891,971             84%         484,393
    Management Services                                       222,117           -1%        224,694             -6%         237,924
    Other Operations                                          488,199           -5%        513,300            -18%         629,090
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL IDENTIFIABLE ASSETS                                 $ 3,967,668            3%    $ 3,870,215             33%     $ 2,914,851
                                                      ================ =============  =============  ==============  ==============

DEPRECIATION AND AMORTIZATION EXPENSE:
    TruGreen                                                 $ 64,505           26%       $ 51,222             65%        $ 30,954
    Terminix                                                   28,392            5%         27,045             17%          23,037
    Home Maintenance and Improvement                           29,116           27%         22,867            108%          10,979
    Management Services                                        21,222            9%         19,424            -12%          22,023
    Other Operations                                           14,456          -19%         17,886              2%          17,612
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE                 $ 157,691           14%      $ 138,444             32%       $ 104,605
                                                      ================ =============  =============  ==============  ==============

CAPITAL EXPENDITURES:
    TruGreen                                                 $ 28,056           18%       $ 23,732             88%        $ 12,608
    Terminix                                                    7,084            9%          6,483             -2%           6,607
    Home Maintenance and Improvement                           14,522           -9%         15,993              3%          15,551
    Management Services                                        15,345          -49%         30,370              2%          29,757
    Other Operations                                           11,596           -5%         12,176             13%          10,774
                                                      ---------------- -------------  -------------  --------------  --------------
TOTAL CAPITAL EXPENDITURES                                   $ 76,603          -14%       $ 88,754             18%        $ 75,297
                                                      ================ =============  =============  ==============  ==============

(1) In 1999, the Other Operations segment included the $50 million pretax gain related to the sales of the Premier automotive business and the Company's remaining 15 percent interest in ServiceMaster Energy Management, and the $136 million pretax charge related to the Diversified Health Services operation, which included write-downs for the impairment of assets. In 1998, the Other Operations segment included a $38 million pretax gain related to the formation of a strategic venture which acquired 85% of the assets of ServiceMaster Energy Management and pretax charges totaling $38 million related primarily to the home health care operations, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

REINCORPORATION

  Most operations of ServiceMaster and its subsidiary partnerships were conducted from 1986 through 1997 in partnership form, free of federal corporate income tax. Had ServiceMaster remained a partnership, the Internal Revenue Code would have imposed a federal corporate tax on ServiceMaster operations beginning in 1998. In anticipation of this change, the shareholders approved a tax-free plan of reorganization to return to corporate form. The ServiceMaster Company was created as part of this plan and it became the successor entity through which the public invests in ServiceMaster. At the time of reincorporation, each outstanding limited partnership share was converted into one share of ServiceMaster par value common stock. No federal income taxes were imposed on the shareholders as a result of the reincorporation.

INCOME TAXES

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                       2000      1999      1998
                                       ----      ----      ----
Tax at U.S. federal statutory rate     35.0%     35.0%      35.0%

State and local income taxes,
   net of U.S. federal benefit          4.2%      4.2%       4.4%
Non-deductible amortization             1.9%      1.5%         -
Other                                   0.8%      0.7%       1.0%
                                       -----     -----       -----
Effective rate                         41.9%     41.4%      40.4%
                                       =====     =====      =====


  Income tax expense is as follows:

                                          2000
                          --------------------------------------
(In thousands)               CURRENT       DEFERRED      TOTAL
                            ---------     ----------   ---------
U.S. federal                 $ 42,300      $64,200     $106,500
State and local                 6,800       12,200       19,000
                             --------     --------     --------
                             $ 49,100      $76,400     $125,500
                             ========      =======     ========

                                          1999
                          --------------------------------------
(In thousands)              CURRENT     DEFERRED       TOTAL
                            -------     --------       -----
U.S. federal                 $ 76,830    $26,400     $103,230
State and local                14,000      5,400       19,400
                            ---------   ---------    --------
                             $ 90,830    $31,800     $122,630
                             ========    =======     ========

                                          1998
                          --------------------------------------
(In thousands)              CURRENT     DEFERRED       TOTAL
                            -------     --------       -----
U.S. federal                 $ 76,646    $30,200     $106,846
State and local                15,740      6,200       21,940
                             --------   ---------  -----------
                             $ 92,386    $36,400     $128,786
                             ========    =======     ========



 Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. As a result of the reincorporation at the end of 1997, the Company recognized a step-up in the tax basis of its intangible assets. These assets are amortized over 15 years with the associated book assets assuming a 40 year life. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that its deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable returns, primarily from the operation of future taxable income. Significant components of the Company's deferred tax balances are as follows:

                                                  2000            1999
                                                  ----            ----
(In thousands)

Deferred tax assets (liabilities):

  Current:
  Prepaid expenses and other                   $ (21,500)       $ (26,700)
  Accounts receivable allowance                   15,100           12,900
  Accrued insurance and
    related expenses                              22,000           24,900
  Other accrued expenses                            (250)          33,600
                                               ----------       -----------
        Total current asset                       15,350           44,700

  Long-Term:
  Long-term assets                              (130,800)         (43,100)
  Insurance expenses                              32,600           32,300
  Other long-term obligations                    (16,950)          (9,000)
                                               ----------       -----------
   Total long term (liability)                  (115,150)         (19,800)
                                               ----------       -----------

Net deferred tax asset (liability)             $ (99,800)       $  24,900
                                               =========        =========

Total tax payments in 2000, net of refunds, were $38 million. In 1999 there were $177 million of tax payments, which included $79 million for the 1998 federal taxes that were deferred into 1999. Total tax payments in 1998 were $8 million.

ACQUISITIONS

  Acquisitions have been accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair market values as of the acquisition dates.

CURRENT YEAR

  During 2000, the Company acquired many small companies, primarily in the lawn care, heating/air conditioning and plumbing, pest control and landscaping businesses. The aggregate fair market value of the net assets acquired was $214 million, with approximately $162 million of goodwill.

  In January 2001, the Company acquired the Allied Bruce Terminix companies, the Company's largest Terminix franchise and the fourth largest pest control company in the United States. The total consideration consisted of an equity interest in the Terminix subsidiary, which is exchangeable into eight million ServiceMaster common shares and longer-term cash payments due over nine years totaling $25 million. This transaction is not expected to have a material impact on the Company's 2001 earnings per share. PRIOR YEARS

 During 1999, the Company completed two significant acquisitions. In March 1999, the Company acquired LandCare USA (LandCare) which, when combined with the existing landscape operations of the Company, created the largest commercial landscaping company in the United States. In April 1999, the Company acquired American Residential Services (ARS), establishing the Company as one of the nation's leading providers of heating, ventilation, and air conditioning services. The fair market values of the assets acquired less liabilities assumed for LandCare and ARS acquisitions were $331 million and $292 million, respectively. The excess of the consideration paid over the fair value of the tangible assets relating to LandCare and ARS businesses was $251 million and $225 million, respectively, which was recorded as goodwill and trade names that are being amortized over 40 years.

  As of the acquisition dates, certain members of management acquired, at fair market value, equity interests in the landscaping operations and the heating/air conditioning and plumbing operations. As a result of the decision to integrate the landscape and lawn care operations, the equity interests in the landscaping operations were repurchased in 2000 at fair market value. In early 2001, equity interests in the combined TruGreen segment were offered for sale at fair market value to management investors. The Company and the holders of minority interests in the combined TruGreen business unit and in heating/air conditioning and plumbing operations have respective options to acquire or sell the minority interests in the future at a price to be determined based on fair market value. The future acquisition of these minority interests will be recorded as additional purchase cost at the time of payment.

  Also during 1999, the Company acquired many smaller companies, primarily in the landscaping, lawn care and pest control businesses. The aggregate fair market value of the assets acquired less liabilities assumed for these purchases was $315 million, including approximately $278 million of goodwill.

  In 1998, the Company completed a number of acquisitions, including Rescue Industries, Inc. (Rescue), Ruppert Landscape Company (Ruppert), National Britannia and other lawn care, landscape and pest control businesses. Rescue, which operates under the Rescue Rooter trade name, was one of the largest plumbing and drain cleaning companies in America. Ruppert was one of the Mid-Atlantic's largest commercial landscape companies. National Britannia was the third largest pest control company in the United Kingdom. The aggregate fair market value of the assets acquired less liabilities assumed for these acquisitions was $143 million, which consisted almost entirely of goodwill. During 1998, the Company acquired a number of smaller companies, primarily in the lawn care, landscaping and pest control businesses. The aggregate fair market value of the net assets acquired was $293 million, including approximately $249 million of goodwill.

  Supplemental cash flow information regarding the Company's acquisitions is as follows:

 (In thousands)                          2000           1999            1998
                                         ----           ----            ----
 Fair value of assets acquired       $   253,669    $ 1,078,105    $   459,400
 Less liabilities assumed                (40,149)      (140,477)       (23,167)
                                     ------------    -----------    -----------
 Net assets acquired                 $   213,520    $   937,628    $   436,233


 Net cash paid for acquisitions      $   152,306    $   510,512    $   222,452
 Shares issued                            15,030    $   266,615    $   104,567
 Seller financed and assumed debt         46,184        160,501    $   109,214
                                     -----------    -----------    ------------
 Payment for acquisitions            $   213,520    $   937,628    $   436,233

DISPOSITIONS

CURRENT YEAR

  In September 2000, the Company sold its interior plant care business for $44 million in cash. The transaction did not materially impact the Company's operating results for the year. This sale represents the Company's continued focus on the growth and investment in its core businesses.

  Also in September 2000, the Company announced the sale of Diversified Health Services, a company that manages long-term care facilities, to a company which is owned and operated by a group of former senior managers of Diversified Health Services. ServiceMaster has retained its ownership interest in five assisted living facilities; however, these facilities will be operated by the new owners of the Diversified Health Services business. The sale of Diversified Health Services is consistent with the Company's previously announced strategy to reduce its operational involvement in the long-term care industry. Last year, the Company completed a strategic review and assessment of the services that comprised the Diversified Health Services operation, considering the changes in reimbursement and compliance policies as well as the resulting financial difficulties of a number of its customers. Based on the review of the business and the credit risks involved, the Company substantially reduced the scope of the services it offered. As a result of this review, the Company recorded an after-tax charge of $81 million in the second quarter of 1999 relating to Diversified Health Services. The following summarizes the components of the charge:

(AFTERTAX, IN MILLIONS)

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
                                                      ====

  Substantially all of the reserves that were in 1999 were appropriately used in 2000 and were deemed to have been adequate. No gain or loss was realized from the final sale transaction in 2000. The results of operations of the Diversified Health Services business were not material to the Company's financial statements for the periods presented.

PRIOR YEARS

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

In 1998, the Company formed a strategic venture with Texas Utilities Company for the ownership and operation of the ServiceMaster Energy Management business. The venture acquired all of the assets of ServiceMaster Energy Management and was owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This transaction resulted in a pretax gain of $38 million. During 1999, the Company sold its remaining 15% interest in the venture, which resulted in and after-tax gain of $5 million ($8 million pretax).

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

COMMITMENTS AND CONTINGENCIES

  The Company carries insurance policies on insurable risks which it believes to be appropriate. The Company generally has self-insured retention limits and has obtained fully insured layers of coverage above such self-insured retention limits. Accruals for self insurance losses are made based on the Company's claims experience and actuarial assumptions. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

  In June 1996, Ray D. Martin, a former salesman employed by ServiceMaster Management Services, filed a lawsuit in the State Court of Fulton County, Georgia. The complaint as originally filed, contended that the Company had not paid him the full amount of commissions due to him. In the course of the pre-trial proceedings, the trial court entered a default judgment against the Company, leaving the question of damages to be considered at the trial. In September 1999, the jury awarded the plaintiff compensatory damages and fees of approximately $1 million and punitive damages of $135 million. In October 1999, the Company filed a motion for judgment notwithstanding the verdict or, in the alternative, for a new trial. On June 1, 2000, the trial court entered a new judgment in the amount of $461,440 in compensatory damages and $45 million in punitive damages, as well as amounts for attorney fees and interest. The Company filed a notice of appeal that same day. On June 13, 2000, Mr. Martin filed a notice of cross-appeal. The Company expects that the appeal will be fully briefed and argued in the court of appeals in May of 2001. The Company believes that the award of $45 million in punitive damages is not supported by the facts of the case or by applicable state law and that the judgment will be reversed by the court of appeals. Under Georgia law, a judgment accrues interest at the rate of 12 percent per annum. The Company continues to be unable to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. In the event that the existing judgment is sustained, or the original judgment is reinstated after all appeals (which is not anticipated by the Company), it would be likely that the Company's results of operations for a particular year may be materially adversely affected. However, the Company believes, based on advice from legal counsel, that the ultimate outcome of this litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

EMPLOYEE BENEFIT PLANS

  Contributions to qualified profit sharing plans were made in the amount of $11.7 million in 2000, $11.6 million in 1999 and $9.9 million in 1998. Under the Employee Share Purchase Plan, the Company contributed $1.2 million in 2000, $1.3 million in 1999 and $1.2 million in 1998. These funds defrayed part of the cost of the shares purchased by employees.

LONG-TERM DEBT



          Long-term debt includes the following:

          (In thousands)                                                     2000                    1999
         --------------------------------------------------------------------------------------------------
          Notes Payable:
            10.57%, maturing in 2000..................................$          --         $        9,000
             8.38%, maturing in 2001..................................       10,000                 20,000
            10.81%, maturing in 2001 - 2002...........................       36,700                 55,000
             6.65%, maturing in 2002 - 2004...........................       70,000                 70,000
              8.45%, maturing in 2005.................................      250,000                    -
             7.40%, maturing in 2006..................................      125,000                125,000
             6.95%, maturing in 2007..................................      100,000                100,000
             7.88%, maturing in 2009..................................      250,000                250,000
             7.10%, maturing in 2018..................................      149,000                150,000
             7.45%, maturing in 2027..................................      200,000                200,000
             7.25%, maturing in 2038..................................      150,000                150,000
          Revolving credit facilities ................................      248,615                382,500
          International borrowings....................................       90,979                 93,048
          Other.......................................................      137,823                164,750
          Less current portion.........................................     (61,360)               (71,716)
                                                                       -------------         --------------

          Total long-term debt........................................$   1,756,757         $    1,697,582
                                                                       ============          =============



  The Company is party to a number of long-term debt agreements that require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.

  Since August 1997, ServiceMaster has issued $1.1 billion of senior unsecured debt securities pursuant to registration statements filed with the Securities and Exchange Commission.

  As of year-end, ServiceMaster had $550 million of senior unsecured debt securities and equity interests available for issuance under an effective shelf registration statement.

  The Company has a committed revolving credit facility for up to $750 million maturing in April 2002. The facility can be used for general Company purposes. The revolving credit facility had $520 million of unused commitment as of December 31, 2000.

  The Company is exposed to interest rate fluctuations on its floating rate debt. As of year-end, the Company had approximately $215 million in floating rate borrowings after considering swap agreements. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. In May 1999, the Company entered into a three-year interest rate swap agreement to fix the interest rate on $175 million of floating rate bank borrowings at an average rate of 5.88 percent. As of December 2000, $50 million of this swap was unwound, leaving the remaining $125 million at an average rate of 5.97 percent.

  Cash interest payments were $131 million in 2000, $97 million in 1999, and $88 million in 1998. Average rates paid on the revolving credit facility were 6.6 percent in 2000, 5.5 percent in 1999, and 5.9 percent in 1998. Future scheduled long-term debt payments are $61.4 million in 2001 (average rate of 5.4 percent), $62.6 million in 2002 (average rate of 6.1 percent), $51.9 million in 2003 (average rate of 4.8 percent), $47.0 million in 2004 (average rate of 5.3 percent) and $259.5 million in 2005 (average rate of 8.3 percent). The $248.6 million revolving credit facility balance as of year-end has not been included in the scheduled payments above as the Company expects to extend the revolving credit facility beyond 2005.

  Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.5 billion.

  Future long-term noncancelable operating lease payments are $59.8 million in 2001, $49.6 million in 2002, $41.0 million in 2003, $32.3 million in 2004, $22.8 million in 2005 and $60.8 million thereafter. Rental expense for 2000, 1999, and 1998 was $160.3 million, $137.9 million, and $103.8 million, respectively.

  The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the lease up to 82 percent of the fair market value at the commencement of the lease. The Company does not expect to be required to make residual value payments and, therefore, no amounts have been included in the future payments above. At December 31, 2000, approximately $79 million was funded under these facilities.

CASH AND MARKETABLE SECURITIES

  Marketable securities held at December 31, 2000 and 1999, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. The Company's investments consist primarily of publicly-traded debt and common equity securities.

As of December 31, 2000, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $126.4 million and the aggregate cost basis was $114.8 million.

  Interest and dividend income received on cash and marketable securities was $10.0 million, $9.0 million and $8.9 million, in 2000, 1999, and 1998, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized.

COMPREHENSIVE INCOME

  The Company reports all changes in equity during a period, except those resulting from investment by owners and distribution to owners. Comprehensive Income, which encompasses net income, unrealized gains on marketable securities and the effect of foreign currency translation, is disclosed in the Statement of Shareholders' Equity.

(in thousands)                  2000        1999         1998
                                ----        ----         ----
Unrealized holding gains

  arising in period           $20,578       $1,026      $5,529
Tax expense                     8,478          471       2,234
                                -----       ------      ------
Net of tax amount             $12,100       $ 555       $3,295
                              =======       ======      ======

Gains realized                $15,713       $7,239      $6,342
Tax expense                     6,458        2,954       2,562
                              -------       ------      ------
Net of tax amount              $9,255       $4,285      $3,780
                              =======       ======      ======

Accumulated comprehensive income (loss) included the following components as of December 31:

(in thousands)                  2000         1999         1998
                                ----         ----         ----
Unrealized gain on
  securities                  $ 6,868       $ 4,023      $7,753
Foreign currency
  translation                  (9,700)       (5,844)     (3,842)
                              ------------  --------     --------
Total                         $   (2,832)   $   (1,821)   $3,911
                              ===========   ===========  ========



SHAREHOLDERS' EQUITY

 The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There are no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly-traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. The shares underlying the obligations and rights relating to the employee option plans also were converted from partnership shares to corporate stock on a one-for-one basis.

  The Company has an effective shelf registration statement to issue shares of common stock in connection with future, unidentified acquisitions. This filing allows the Company to issue registered shares much more efficiently when acquiring privately-held companies. The Company plans to use the shares over time in connection with purchases of small strategic acquisitions. There were approximately 4.7 million shares available at year end.

  As of December 31, 2000, there were 39.9 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

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

(In  thousands,  except per share     2000       1999       1998
                                      ----       ----       ----
data)
Net Income:
   As reported                      $173,827   $173,563   $189,992
   SFAS 123 pro forma               $165,657   $166,601   $185,555

Net Income Per Share:
   Basic:     As reported             $.57       $.56       $.66
              SFAS 123 pro forma      $.55       $.54       $.64


   Diluted:  As reported              $.57       $.55       $.64
             SFAS 123 pro forma       $.54       $.53       $.62


  The SFAS 123 pro forma net income reflects options granted in 2000, 1999 and 1998. Had awards been granted in earlier years that carried similar vesting requirements as the current options, then the pro forma compensation expense presented would have been higher. Consequently, the pro forma disclosure is not indicative of pro forma results which may be expected in future years.

  The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 2000, 1999, and 1998: risk-free interest rates of 6.1 percent,
5.4 percent and 5.6 percent, respectively; volatility rates of 29 percent, 25 percent and 22 percent, respectively; distribution yields of 4.1 percent, 2.5 percent and 1.9 percent, respectively; and average expected lives of six to seven years. The options granted to employees in 2000, 1999 and 1998 have weighted-average fair values of $2.19, $4.15, and $5.17, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

Option and grant transactions during the last three years are summarized below:



                                           Share             Price            Weighted Average          Share             Price
                                          Options            Range             Exercise Price           Grants            Range
===================================================================================================================================
===================================================================================================================================

Total exercisable, December 31, 1997        6,919,718   $    0.73 - 10.78      $     6.05               --                    --
Total outstanding, December 31, 1997       15,320,157   $    0.73 - 18.42      $     8.65             1,256,106     $  2.86 - 7.96

TRANSACTIONS DURING 1998

     Granted to employees                   3,574,376   $   15.74 - 22.77      $     18.29              --                    --
     Exercised, paid, or vested            (1,604,784)  $    2.25 - 11.22      $     6.29              (293,376)    $  2.86 - 7.96
     Terminated or resigned                  (377,023)  $    0.73 - 18.26      $     8.57               --                    --

Total exercisable, December 31, 1998        7,269,279   $    0.73 - 22.33      $     7.51               --                    --
Total outstanding, December 31, 1998       16,912,726   $    0.73 - 22.77      $     10.89              962,730     $  2.86 - 7.96

TRANSACTIONS DURING 1999

     Granted to employees                   6,599,732   $   11.50 - 21.16      $     15.55              --                    --
     Assumed in acquisitions                1,779,395   $    6.48 - 45.79      $     19.02              --                    --
     Exercised, paid, or vested            (1,355,345)  $    0.73 - 18.26      $     7.61              (248,900)    $  2.86 - 7.96
     Terminated or resigned                  (435,069)  $    0.73 - 45.79      $     19.32              --                    --

Total exercisable, December 31, 1999       10,006,644   $    2.24 - 45.79      $     10.37              --                    --
Total outstanding, December 31, 1999       23,501,439   $    2.24 - 45.79      $     12.85               713,830     $  2.86 - 7.96

TRANSACTIONS DURING 2000

     Granted to employees                   4,326,164   $    8.48 - 12.55      $     9.71               --                    --
     Exercised, paid, or vested              (591,517)  $    2.24 - 14.55      $     9.31              (231,474)    $  2.86 - 7.96
     Terminated or resigned                  (966,857)  $    2.25 - 37.61      $     12.86              --                    --

Total exercisable, December 31, 2000       11,985,121   $    2.24 - 45.79      $     11.57              --                    --
Total outstanding, December 31, 2000       26,269,229   $    2.24 - 45.79      $     12.43              482,356     $  2.86 - 7.96

===================================================================================================================================
===================================================================================================================================

Options outstanding at December 31, 2000:

                               Number
         Range of            Outstanding        Remaining       Weighted Average       Number Exercisable        Weighted Average
        Exercise Prices     at 12/31/00           Life           Exercise Price           at 12/31/00             Exercise Price
===================================================================================================================================
===================================================================================================================================

    $  2.24 -    6.44           2,052,204       3.0 years            $     5.59            2,052,204                $         5.59
        6.48 -  10.78           7,584,324       5.0 years                  8.93            3,565,686                          8.83
       11.22 -  15.94           9,200,850       8.0 years                 11.68            3,823,012                         12.00
       16.12 -  22.77           7,121,916       8.0 years                 18.19            2,298,520                         18.27
        27.20 - 45.79             309,935       6.0 years                 32.99              245,699                        31.58
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
    $    2.24 - 45.79          26,269,229       7.0 years            $    12.43            11,985,121               $        11.57
===================================================================================================================================
===================================================================================================================================


EARNINGS PER SHARE

  Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of convertible securities and options to purchase common stock.

  The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation:



                                                   For year ended 2000          For year ended 1999       For year ended 1998
                                             ---------------------------------------------------------- -------------------------
(In thousands, except per share data)         Income     Shares       EPS      Income   Shares   EPS     Income   Shares    EPS
                                             ---------- ---------- ---------- ------------------------- ------------------ ------

BASIC EPS                                    $ 173,827    302,487     $ 0.57  $ 173,563 307,637 $ 0.56  $ 189,992 289,315  $ 0.66
EFFECT OF DILUTIVE SECURITIES, NET OF TAX:

    Options                                                 3,031                         6,769                     9,391
    Convertible debentures                           -          -                     -       -                32     181
                                             ---------- ----------            ---------- --------        ---------- --------

DILUTED EPS                                  $ 173,827    305,518     $ 0.57  $ 173,563 314,406 $ 0.55  $ 190,024 298,887  $ 0.64
                                             ========== ==========    ======= ========== ======= ====== ========= =======  ======



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

Certain amounts from prior periods have been reclassified to conform with the current presentation. As discussed in the "Change in Accounting Principle" note,

the Company adopted SAB 101 effective January 1, 2000. The impact of this accounting change on 2000 is below.

                                                   AS PREVIOUSLY REPORTED                   ADJUSTED TO RETROACTIVELY APPLY SAB 101
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
(Unaudited, in thousands, except per share data)   2000             1999          1998          2000           1999         1998
-------------------------------------------------------------- ---------------------------------------------------------------------
-------------------------------------------------------------- ---------------------------------------------------------------------

OPERATING REVENUE:

First Quarter                                     $ 1,346,505     $ 1,115,062    $ 981,788     $ 1,340,884  $ 1,109,491    $ 976,620
Second Quarter                                      1,626,359       1,537,074    1,244,627       1,614,695    1,520,352    1,231,953
Third Quarter                                       1,586,260       1,584,225    1,273,093       1,591,484    1,588,798    1,275,026
Fourth Quarter                                          N/A        1,467,174    1,224,611       1,423,552    1,475,157    1,230,559
                                                                   ----------   ----------      ----------   ----------   ---------
                                                                  $ 5,703,535   $4,724,119     $ 5,970,615  $ 5,693,798  $ 4,714,158
GROSS PROFIT:

First Quarter                                       $ 261,089       $ 215,247    $ 186,991       $ 256,068    $ 209,140    $ 182,086
Second Quarter                                        394,841         368,237      293,261         389,652      355,423      284,031
Third Quarter                                         348,407         359,885      316,718         354,013      364,818      319,371
Fourth Quarter                                            N/A         301,131      247,537         274,415      307,742      252,355
                                                                     --------     --------        --------     --------     -------
                                                                  $ 1,244,500   $1,044,507     $ 1,274,148  $ 1,237,123  $ 1,037,843
NET INCOME:

First Quarter                                        $ 39,011        $ 35,609     $ 29,270        $ 36,054     $ 31,994     $ 26,347
Second Quarter                                         69,371          18,035       56,404          66,315       10,449       50,904
   BEFORE NON-RECURRING ITEMS                          69,371          69,335       56,404          66,315       61,749       50,904
Third Quarter                                          47,484          66,637       56,352          50,786       69,557       57,933
Fourth Quarter                                            N/A          53,282       47,966          31,833       56,337       50,837
                                                                      -------      -------         -------      -------      ------
Net income                                                          $ 173,563    $ 189,992       $ 184,988    $ 168,337    $ 186,021

   BEFORE NET NON-RECURRING ITEMS                                   $ 224,863     $189,992       $ 184,988    $ 219,637    $ 186,021

BASIC NET INCOME PER SHARE:

First Quarter                                          $ 0.13          $ 0.12       $ 0.11          $ 0.12       $ 0.11       $ 0.10
Second Quarter                                           0.23            0.06         0.20            0.22         0.03         0.18
   BEFORE NON-RECURRING ITEMS                            0.23            0.22         0.20            0.22         0.19         0.18
Third Quarter                                            0.16            0.21         0.19            0.17         0.22         0.20
Fourth Quarter                                            N/A            0.17         0.16            0.11         0.18         0.17
                                                                        -----        -----           -----        -----        ----
Basic net income per share                                             $ 0.56       $ 0.66          $ 0.62       $ 0.54       $ 0.65

   BEFORE NET NON-RECURRING ITEMS                                      $ 0.73       $ 0.66          $ 0.62       $ 0.71       $ 0.65

DILUTED NET INCOME PER SHARE:

First Quarter                                          $ 0.13          $ 0.12       $ 0.10          $ 0.12       $ 0.11       $ 0.09
Second Quarter                                           0.22            0.06         0.19            0.21         0.03         0.17
   BEFORE NON-RECURRING ITEMS                            0.22            0.22         0.19            0.21         0.19         0.17
Third Quarter                                            0.16            0.21         0.19            0.17         0.22         0.20
Fourth Quarter                                            N/A            0.17         0.16            0.11         0.18         0.17
                                                                        -----        -----           -----        -----        ----
Diluted net income per share                                           $ 0.55       $ 0.64          $ 0.61       $ 0.53       $ 0.63

   BEFORE NET NON-RECURRING ITEMS                                      $ 0.72       $ 0.64          $ 0.61       $ 0.70       $ 0.63


CASH DIVIDENDS PER SHARE:

First Quarter                                          $ 0.09          $ 0.09       $ 0.08
Second Quarter                                           0.09            0.09         0.08
Third Quarter                                            0.10            0.09         0.08
Fourth Quarter                                          0.10            0.09         0.09
                                                        -----           -----        ----
                                                       $ 0.38          $ 0.36       $ 0.33
PRICE PER SHARE:

First Quarter                                        $14.94 - 10.69        $  22.00 - 17.50   $ 19.63 - 16.50
Second Quarter                                        13.75 - 10.63           20.94 - 17.31     25.50 - 17.92
Third Quarter                                         11.50 -  8.38           11.50 - 8.38      24.75.- 19.75
Fourth Quarter                                        11.50 -  8.25           11.50 - 8.25      23.816- 16.00




All share and per share data  reflect  the  three-for-two  share split in August
1998.