Form 10-K/A, Exhibit 13
period 2000-12-31
SERVICEMASTER CO
filed 2001-03-29
CIK 1052045

FINANCIAL HIGHLIGHTS

                                                                          For Years ended December 31,

(In thousands, except per share data)                                   2000           1999      Change
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------


OPERATING RESULTS:

Customer level revenue (1) ....................................     $ 7,677,000    $ 7,335,000    +  5%
Operating revenue .............................................       5,970,615      5,703,535    +  5%
Operating income ..............................................         416,899        383,174    +  9%
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(3) ............         416,899        468,674    - 11%
Net income ....................................................         173,827        173,563       -
PROFORMA NET INCOME BEFORE NET NON-RECURRING
 ITEMS AND ASSUMING THE CHANGE IN ACCOUNTING
 PRINCIPLE IS APPLIED RETROACTIVELY(2),(3) ....................         184,988        219,637    - 16%

   Per share: (4)
       Diluted as reported ....................................     $      0.57    $      0.55    +  4%
       PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS AND
         ASSUMING THE CHANGE IN ACCOUNTING PRINCIPLE IS APPLIED
         RETROACTIVELY(2),(3) .................................     $      0.61    $      0.70    - 13%
         Cash Dividends Per Share .............................     $      0.38    $      0.36    +  6%


FINANCIAL POSITION:

Total assets ..................................................     $ 3,967,668    $ 3,870,215
Long-term debt ................................................       1,756,757      1,697,582
Shareholders' equity ..........................................       1,161,588      1,205,716


SHARE PRICE RANGE :

(Traded on the New York Stock Exchange under the symbol SVM)
High price ....................................................     $     14.94   $      22.00
Low price .....................................................     $      8.25   $      10.13
Closing price .................................................     $     11.50   $      12.31




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

(4) Diluted earnings per share is calculated based on 305,518 shares in 2000 and 314,406 shares in 1999.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          (ALL SHARE AND PER SHARE DATA REFLECT THE THREE-FOR-TWO SHARE
                              SPLIT IN AUGUST 1998)

2000 COMPARED WITH 1999

  Revenues in 2000 exceeded $5.9 billion, an increase of five percent. Revenue from continuing operations, excluding the impact from sold or discontinued operations, increased nine percent. This growth reflects the full year impact of the LandCare and American Residential Services acquisitions and tuck-in acquisitions offset, in part, by the sale of discontinued businesses. Operating income before non-recurring unusual items recorded in the prior year decreased 11 percent to $417 million. Operating income margins on this basis decreased to
7.0 percent of revenues from 8.2 percent in 1999. The costs related to the WeServeHomes.com Internet initiative accounted for three percent of the decrease in operating income and about 20 basis points of the decrease in operating margins. These costs have been allocated to the Company's minority partner in WeServeHomes.com, Kleiner Perkins Caufield & Byers (Kleiner Perkins), and are offset in net minority interest income below the operating income line. The remaining 100 basis point decrease in operating margins primarily reflects the impact of significantly lower operating margins at TruGreen LandCare (the commercial landscape operations) and reduced margins in the lawn care operations of TruGreen ChemLawn and in Management Services. Pro forma diluted earnings per share, before the non-recurring items and assuming that the change in accounting principle discussed below was applied retroactively, decreased 13 percent to $.61 compared to $.70 last year. Net income on this same basis decreased 16 percent to $185 million from $220 million in 1999.

The Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition," leading the Company to change in 2000 its method of accounting for revenue from its termite baiting contracts. The cumulative net income effect of retroactively applying the new accounting method as of January 1, 2000 totaled $11.1 million, or $.04 per share, and was recognized entirely in 2000, resulting in reported net income of $174 million and diluted earnings per share of $.57 for 2000. In the second quarter of 1999, the Company realized an after-tax gain of $30 million relating to the sale of certain non-core businesses and the Company recorded a one-time after-tax charge of $81 million relating to its Diversified Health Services business. These items reduced net income from ongoing operations by $51 million. As a result, the Company reported net income of $174 million, with diluted earnings per share of $.55 for 1999.

  During 2001, the Company will be making investments in technology, systems, and marketing to expand its channels for access to and from the customer and to realize greater benefits from its multiple service offerings and strong fulfillment system. Profit growth in 2001 will be affected by added interest costs and some added pressure on operating margins, especially in the first half of the year. The Company anticipates earnings per share to be in a range of $.61 to $.65 for 2001 and a return to double-digit growth in 2002.

  The TruGreen business unit includes lawn care operations performed under the TruGreen ChemLawn brand name and landscaping services provided under the TruGreen LandCare brand name. This combined unit reported revenue of $1.6 billion, an increase of 12 percent, reflecting one additional quarter of revenue from the LandCare USA acquisition, smaller regional acquisitions completed last year, and internal growth. Operating income decreased 25 percent to $173 million, primarily due to the slower than anticipated integration of the individual landscape companies and higher production costs such as labor, health care, fuel and other costs. In the landscaping operations, the process of bringing over 100 separate business units into one company has taken longer than anticipated. The Company experienced particularly significant operational issues in five of the fifteen regions it serves. TruGreen has addressed these issues by strengthening the management infrastructure in these regions, integrating these operations with the lawn care business, and making significant progress in establishing greater operating disciplines and in improving the cost structure. Many year-end lawn care services that were scheduled to be completed were canceled due to the severe winter and snow conditions in several regions of the country. This caused the Company to report dramatically lower than expected profits in the fourth quarter. Capital employed by TruGreen increased three percent to $1.5 billion, lower than the 12 percent revenue growth, as a result of tighter working capital management.

 The Terminix business unit (which includes the domestic termite and pest control services) reported a nine percent increase in revenue to $734 million and operating income of $91 million, 12 percent above last year. This growth reflects acquisitions as well as solid increases in new termite contracts and contract renewals, bolstered by productivity improvements and strong overhead controls. Capital employed by Terminix decreased one percent to $526 million with strong working capital management offsetting the impact of acquisitions. In January 2001, the Company acquired the Allied Bruce Terminix companies, the Company's largest Terminix franchise and the fourth largest pest control company in the United States. The total consideration consisted of an equity interest in the Terminix subsidiary, which is exchangeable into eight million ServiceMaster common shares and cash payments due over nine years totaling $25 million.

 The Home Maintenance and Improvement business unit includes heating, ventilation, air conditioning, and plumbing services provided under the American Residential Services (ARS) and Rescue Rooter brand names, home systems and appliance warranty contracts offered through American Home Shield, and the franchised operations, ServiceMaster Clean and Merry Maids. This business unit achieved a 34 percent increase in revenue to $1.2 billion reflecting good internal growth at all of the companies and an additional four months of operations from the ARS acquisition (which closed in late April 1999). Operating income grew 19 percent to $106 million, reflecting lower margins primarily attributable to the full year inclusion of ARS which currently has lower operating margins than the rest of this unit and, to a lesser extent, from the increase in claim costs at American Home Shield. The integration of ARS has continued in line with expectations and management has made significant progress in improving the financial condition, controls and employee morale at many of the ARS branch locations that were performing poorly at the time of the acquisition. Progress continues to be made in fulfilling the service needs of American Home Shield customers through ARS and Rescue Rooter, with a threefold increase in completed service transactions during 2000. The franchise operations, ServiceMaster Clean and Merry Maids, achieved solid revenue and profit increases, reflecting strong growth in Company-owned operations and productivity improvements. Capital employed by this unit increased six percent to $624 million, reflecting acquisition activity partially offset by improved working capital management.

  The Management Services business unit serves institutional health care, education and commercial facilities. This business unit reported revenue of $1.9 billion, comparable to 1999, and a 15 percent decrease in operating income to $67 million. The decrease in profits reflects pricing issues on certain contracts, the loss of several profitable contracts and incremental costs to unwind these contracts. The Company also continues to invest in the SiteService outsourcing initiative and is encouraged by its progress. Capital employed by Management Services decreased 19 percent to $99 million reflecting the payment of a significant note receivable and other working capital reductions.

  Other Operations consists of the Company's international operations which includes Terminix Europe; Employer Services (the professional employer organization); WeServeHomes.com, the Company's Internet initiative; the Company's headquarters operations; and certain non-core businesses that have been sold or discontinued. Revenues declined, primarily reflecting the impact of sold and discontinued operations. Operating profits before non-recurring items in this segment decreased from 1999, reflecting the impact of costs ($14 million) relating to the WeServeHomes.com initiative. These costs have been allocated to the Company's minority partner in WeServeHomes.com, Kleiner Perkins, and are offset in minority interest income below the operating income line.

  On a consolidated basis, costs of services rendered and products sold increased five percent, primarily due to general business growth and acquisitions. Cost of services increased as a percentage of revenue to 78.7 percent from 78.2 percent in 1999. This growth primarily reflects increases in direct materials and service related costs, including labor, insurance and fuel.

  Selling and administrative expenses increased 10 percent, due to general business growth and acquisitions as well as increased investments, including the Internet initiatives. These costs increased as a percentage of revenue to 14.4 percent from 13.6 percent in 1999.

 Interest expense increased from the prior year, primarily due to increased debt levels associated with acquisitions and share repurchases and higher rates. Interest and investment income increased over the prior year levels due to additional gains realized on financial investments and marketable securities.

 Minority interest income includes the allocation of losses totaling $14 million related to WeServeHomes.com to the Company's minority partner. The tax provision reflects a higher effective tax rate compared to 1999, primarily due to the non-deductibility of goodwill from acquisitions completed in 1999.

  In January 2000, the Company announced the formation and initial funding of WeServeHomes.com, a separate company that offers comprehensive on-line and off-line solutions for the consumer market by offering home services, products, and information from a single point of purchase. ServiceMaster initially owned 84 percent of WeServeHomes.com through the contribution of its 1-800-WE SERVE call center and the assets of its Internet business. In addition, ServiceMaster supports WeServeHomes.com through extensive co-branding efforts, access to its customer base and third-party contractor relationships, fulfillment support, and licensing the use of certain trademarks. Kleiner Perkins, one of the nation's most respected and successful venture capital firms, initially contributed $15 million for a 16 percent ownership interest. In February 2001, Kleiner Perkins exercised a warrant to purchase additional capital stock for $5 million, and the Company purchased additional capital stock for $10 million. The Company currently has an 81 percent ownership interest and Kleiner Perkins has an 18 percent interest. Kleiner Perkins also has a warrant to purchase additional capital stock for $6.5 million.

 As also described in the Notes to the Consolidated Financial Statements, a lawsuit is currently pending in Atlanta, Georgia wherein the plaintiff, a former salesman, claimed that the Company had not paid him the full amount of commissions due to him. In September 1999, the jury awarded the plaintiff compensatory damages and fees of approximately $1 million and punitive damages of $135 million. In October 1999, the Company filed a motion for judgment notwithstanding the verdict or, in the alternative, for a new trial. On June 1, 2000, the trial court entered a new judgment in the amount of $461,440 in compensatory damages and $45 million in punitive damages, as well as amounts for attorney fees and interest. The Company filed a notice of appeal that same day. On June 13, 2000, the plaintiff filed a notice of cross-appeal. The Company expects that the appeal will be fully briefed and argued in the court of appeals in May of 2001. The Company believes that the award of $45 million in punitive damages is not supported by the facts of the case or by applicable state law and that the judgment will be reversed by the court of appeals. Under Georgia law, a judgment accrues interest at the rate of 12 percent per annum. The Company continues to be unable to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. In the event that the existing judgment is sustained, or the original judgment is reinstated (which is not anticipated by the Company), it would be likely that the Company's results of operations for a particular year may be materially adversely affected. However, the Company believes, based on advice from legal counsel, that the ultimate outcome of this litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

1999 COMPARED WITH 1998

 Revenues increased 21 percent to $5.7 billion, reflecting strong growth from acquisitions and increases in base operations. Approximately six percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in established businesses, while the newer initiatives, including landscaping, plumbing, and heating/air conditioning services, provided 21 percent of the growth. This growth was partially offset by the sale of Premier and ServiceMaster Energy Management and the wind-down of the Home Health Care business. Operating income before non-recurring items increased 18 percent over the prior year. Margins decreased to 8.2 percent of revenue from 8.4 percent in 1998, resulting from a shift in business mix as the new initiatives in landscaping, heating/air conditioning and plumbing represented a higher portion of revenue. Operating margins, excluding these operations, increased 10 basis points. Diluted earnings per share, before non-recurring items and assuming restatement for the change in accounting principle adopted in 2000, increased 11 percent to $.70, compared with $.63 in 1998. Net income on this same basis grew 18 percent to $220 million from $186 million in 1998. Net income grew at a faster rate than earnings per share due to an increase in shares outstanding, resulting from the full year impact of shares issued for acquisitions and the Company's equity offering in May 1998.

  The TruGreen business unit reported a 56 percent increase in revenues to $1.4 billion and a 19 percent increase in operating income to $229 million. TruGreen ChemLawn, the Company's lawn care operations, reported modest revenue growth but lower profits due to the effects of the extreme drought in the Northeast and the Mid-Atlantic regions of the country. Solid revenue growth in commercial accounts helped support the weaker growth in residential lawn care services. Through the acquisitions of LandCare USA and other smaller businesses, the Company has become the largest provider of commercial landscape services in the country. TruGreen LandCare, the Company's landscape operations, achieved significant increases through acquisitions but also realized double-digit internal growth.

 The Terminix business unit reported revenue of $676 million, 11 percent higher than 1998 and a 16 percent increase in operating income to $81 million. These results reflect solid increases in revenue from termite completions and renewals, improved branch efficiencies, and the successful integration of acquisitions. Growth in termite revenues reflects a continued strong demand for higher-priced termite baiting systems.

 The Home  Maintenance  and  Improvement  business  unit  achieved a 115 percent increase in revenue to $904 million, reflecting good growth in established businesses, as well as contributions from the Company's heating/air conditioning and plumbing initiatives. Operating income grew 66 percent to $88 million, reflecting increases at all of the companies. American Home Shield achieved double-digit growth in revenues and profits, reflecting increases in warranty contracts sold through all distribution channels. In addition, a greater percentage of its revenues was derived from customer renewals, which carry higher margins and retention rates. The combined Rescue Rooter and American Residential Services operations reported strong growth in revenues and profits. American Residential Services, which was acquired in April 1999, provides comprehensive maintenance, repair and replacement services for heating, ventilation and air conditioning (HVAC); plumbing, electrical and other systems; and major appliances in homes and commercial buildings. This acquisition established the Company as one of the country's leading providers of these services and also complements the Company's established plumbing business. In addition, it significantly expanded the Company's service offerings on a nationwide basis and provides added support for American Home Shield. Both the HVAC and plumbing operations achieved good internal growth and productivity gains. The franchise operations, ServiceMaster Clean and Merry Maids, achieved solid increases in revenues and profits based on continued growth of Company-owned operations, increased license sales, and productivity improvements.

  The Management Services business unit reported revenue growth of three percent to $1.9 billion and operating income of $78 million, three percent above 1998. The traditional Healthcare market reported a modest decrease in revenues and reduced profits compared to the prior. The Company achieved solid revenue and profit increases in both the Business & Industry and Education markets, reflecting increased volume and lower overhead spending. The base of annualized revenue from continuing operations grew two percent for the year, which reflected a strong sales year and an increased number of contracts served.

  Revenue and operating income before non-recurring items in Other Operations decreased from 1998, reflecting the impact of sold and discontinued operations and reduced profitability in the Diversified Health Services business.

  On a consolidated basis, cost of services rendered and products sold increased 21 percent, primarily due to acquisitions and general business growth, and increased as a percentage of revenues to 78.2 percent in 1999 from 77.9 percent in 1998. The landscaping, heating/air conditioning and plumbing acquisitions have significantly affected this comparison because their cost of services as a percentage of revenues is higher than the average for the enterprise. Excluding these platform acquisitions, cost of services rendered and products sold decreased as a percentage of revenues to 76.0 percent from 77.7 percent in 1998. This decrease primarily reflects the changing mix of the business as TruGreen ChemLawn and Terminix increase in size in relationship to the overall business of the Company. The TruGreen ChemLawn and Terminix businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenues.

 Consolidated selling and administrative expenses increased 20 percent over 1998 and, as a percentage of revenues, decreased to 13.6 percent in 1999 from 13.7 percent in 1998. The platform initiatives noted above have lower selling and administrative expenses, as a percentage of revenues, than the Company average.

  Interest expense increased over 1998, primarily due to higher debt levels associated with acquisitions. The increase in interest and investment income primarily resulted from additional gains realized on financial investments. The tax provision reflects a higher effective tax rate compared with 1998, primarily due to the non-deductibility of goodwill related to several large acquisitions completed in 1999.

2000 FINANCIAL POSITION

  Net cash provided from operations of $401 million was significantly higher than last year. There are two unusual tax timing items in the cash flow statements: (i) a $39 million tax refund realized in 2000 and (ii) the payment of 1998 taxes in the first quarter of 1999. Excluding these unusual tax items, cash from operations increased eight percent to $362 million, reflecting higher non-cash expenses and lower working capital usage, especially in the platform initiatives.

  Cash and marketable securities totaled approximately $101 million at December 31, 2000. Debt levels increased, reflecting a significant amount of share repurchases combined with the effects of acquisitions, capital spending and dividends. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company. In addition, the Company had $520 million of unused commitment on its revolving bank facility at December 31, 2000.

  In April 2000, the Company completed a $250 million senior unsecured debt offering with a 8.45 percent coupon, priced to yield 8.505 percent and due April 15, 2005. The net proceeds were used to repay a portion of the Company's borrowings under its revolving bank credit facility, thereby reducing the Company's exposure to short term interest rate fluctuations.

 Accounts receivable decreased, primarily reflecting the sale of Diversified Health Services and improved receivable collections, especially at the platform initiatives. Prepaid expenses and other assets increased, due to general business growth and the capitalization of sales commissions and other direct contract acquisition costs relating to termite baiting and pest contracts. Property and equipment decreased, reflecting general business growth offset by a reduced level of technology projects. The Company does not have any material capital commitments at this time.

  The Company completed a number of acquisitions in 2000, which primarily included lawn care, HVAC/plumbing and pest control companies. Total acquisitions were approximately $214 million and were mostly financed through cash payments and seller financing.

 In September 2000, the Company completed the sales of two non-core businesses. The Company's interior plant care business was sold for $44 million in cash. In addition, the Company sold its Diversified Health Services unit, a business that manages long-term care facilities, to a company which is owned and operated by a group of former senior managers of Diversified Health Services. The charges recorded in the prior year related to this business were considered to be appropriate and adequate. Neither transaction had a material impact on the Company's operating results.

 Other accrued liabilities decreased due to the timing of various payments and amounts relating to acquisition-related payments as well as the sale of Diversified Health Services. Deferred revenues increased primarily as a result of the change in method of accounting for termite baiting contracts, strong growth in warranty contracts written at American Home Shield and increases in customer prepayments for pest control services.

  Total shareholders' equity decreased slightly to $1.16 billion, reflecting shareholders dividends and share repurchases, partially offset by current year net income. In July 2000, the Company announced that its Board of Directors authorized the repurchase of $350 million in shares over time in the open market or in privately negotiated transactions. This authorization replaces the Company's previous authorization of $150 million announced in October 1999. Approximately $136 million in shares were repurchased in 2000.

  Cash dividends paid directly to shareholders totaled $114 million, or $.38 per share, from $.36 per share in the prior year. The total amount of cash distributions increased two percent from the prior year, reflecting the per share increase offset by a reduced level of shares outstanding resulting from shares repurchased.

  In January 2001, the Company paid a cash dividend for the first quarter of $.10 per share. This quarterly dividend payment is consistent with the dividend rate paid for the prior two quarters and would provide for an annual payment for the year 2001 of $.40 per share, a five percent increase over 2000. While the Company has historically increased its dividend payment annually, the timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's capital structure objectives and cash requirements.

  Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of the Company's investors and lenders. Management believes that EBITDA is another measure that demonstrates the exceptional cash-generating abilities of the Company's businesses. EBITDA in 2000 of $613 million, decreased three percent but exceeded net income by over $420 million or 230 percent. EBITDA should not be considered an alternative to net income in measuring the Company's performance or be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

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

ELEVEN YEAR FINANCIAL SUMMARY

All share and per share data reflect the three-for-two share splits in 1998, 1997, 1996, 1993 and 1992.

 (In thousands, except per share and percentage data)                2000          1999          1998
---------------------------------------------------------------------------------------------------------


OPERATING RESULTS

Operating revenue .............................................   $5,970,615    $5,703,535    $ 4,724,119
Cost of services rendered and products sold ...................    4,696,467     4,459,035      3,679,612
Selling and administrative expenses ...........................      857,249       775,826        648,085
Other, net  (2) ...............................................            -        85,500              -
                                                                 -----------    ----------    -----------
Operating income ..............................................      416,899       383,174        396,422
                                                                 -----------    ----------    -----------
OPERATING INCOME BEFORE NET NON-RECURRING ITEMS(2) ............      416,899       468,674        396,422
    Percentage of operating revenue ...........................          7.0%          8.2%           8.4%
Non-operating expense  (income) ...............................       98,592        86,981         77,644
Provision for income taxes (3) ................................      133,319       122,630        128,786
Cumulative effect of change in accounting principle, net(1) ...       11,161             -              -
                                                                 -----------    ----------    -----------
Net income (pro forma corporate form prior to 1998)(3) ........   $  173,827    $ 1 73,563    $   189,992
                                                                 ===========    ==========    ===========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
  and assuming the change in accounting principle is
  applied retroactively(1),(2) ................................   $  184,988    $  219,637    $   186,021
                                                                  ==========    ==========    ===========
     Percentage of operating revenue ..........................          3.1%          3.9%           3.9%
Earnings per share (pro forma corporate form prior to 1998):(3)
    Basic .....................................................   $     0.57    $     0.56    $      0.66
    Diluted as REPORTED .......................................   $     0.57    $     0.55    $      0.64
    PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS AND
      assuming the change in accounting principle is
      applied retroactively (1),(2) ...........................   $     0.61    $     0.70    $      0.63

Shares used to compute basic net income per share .............      302,487       307,637        289,315
Shares used to compute diluted net income per share ...........      305,518       314,406        298,887
Shares outstanding, net of treasury shares ....................      298,474       307,530        298,030

Cash distributions per share ..................................   $     0.38    $     0.36    $      0.33
Share price range:
    High price ................................................   $    14.94    $    22.00    $     25.50
    Low price .................................................   $     8.25    $    10.13    $     16.00

Financial Position (at year end):

Current assets ................................................   $  984,759    $  959,238    $   670,202
Current liabilities ...........................................      833,414       845,804        753,697
Working capital ...............................................      151,345       113,434        (83,495)
Current ratio .................................................        1.2-1         1.1-1           .9-1
Total assets ..................................................   $3,967,668    $3,870,215    $ 2,914,851
Non-current liabilities .......................................    1,972,666     1,818,695      1,204,668
Minority interest/deferred gain ...............................            -             -              -
Shareholders' equity ..........................................    1,161,588     1,205,716        956,486
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY ....           15%           19%            25%



(1) In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000 was $11.1 million ($18.9 million pretax). The impact of adopting of the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999, 1998 and 1997 of this change was to reduce diluted earnings per share by $0.02, $0.01, and $0.01, respectively.

(2) In the above presentation, the operating results in 1999 and 1990 through 1993 have been stated to exclude the impact of non-recurring items. In 1999, the Company realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sale of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services business. In the years 1990 through 1993, the Company recorded gains on issuance of subsidiary shares, restructuring charges, and a change in accounting for post-retirement benefits.

ELEVEN YEAR FINANCIAL SUMMARY

(In thousands, except per share and percentage data)                     1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Operating revenue .................................................   $3,961,502    $3,458,328    $3,202,504    $2,985,207
Cost of services rendered and products sold .......................    3,058,160     2,681,008     2,499,700     2,356,435
Selling and administrative expenses ...............................      559,409       482,102       450,937       414,746
Other, net  (2) ...................................................            -             -             -             -
                                                                      ----------    ----------    ----------    ----------
Operating income ..................................................      343,933       295,218       251,867       214,026
                                                                      ----------    ----------    ----------    ----------
OPERATING INCOME BEFORE  NET NON-RECURRING ITEMS(2) ...............      343,933       295,218       251,867       214,026
    Percentage of operating revenue................................          8.7%          8.5%          7.9%          7.2%
Non-operating expense (income) ....................................       69,654        42,821        74,260        71,388
Provision for income taxes (3) ....................................      110,809       101,968        71,753        57,626
Cumulative effect of change in accounting principle net (1) .......            -             -             -             -
                                                                      ----------    ----------    ----------    ----------
Net income (pro forma corporate form prior to 1998)(3) ............   $  163,470    $  150,429    $  105,854    $   85,012
                                                                      ==========    ==========    ==========    ==========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
  and assuming the change in accounting principle is
  applied retroactively(1),(2) ....................................   $  161,506    $  150,429    $  105,854    $   85,012
                                                                      ==========    ==========    ==========    ==========
     Percentage of operating revenue...............................          4.1%          4.3%          3.3%          2.8%
Earnings per share (pro forma corporate form prior to 1998):(3)
    Basic..........................................................   $     0.57    $     0.47    $     0.41    $     0.33
    Diluted as REPORTED............................................   $     0.55    $     0.46    $     0.39    $     0.32
    PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS
    and assuming the change in accounting principle is
    applied retroactively (1),(2)..................................   $     0.54    $     0.46    $     0.39    $     0.32

SHARES USED TO COMPUTE BASIC NET INCOME PER SHARE .................      285,944       317,381       260,382       255,650
Shares used to compute diluted net income per share ...............      299,640       330,429       273,203       266,892
Shares outstanding, net of treasury shares ........................      279,944       320,396       321,341       256,419

Cash distributions per share.......................................   $     0.31    $     0.29    $     0.28    $     0.27
Share price range:
    High price.....................................................   $    19.67    $    11.83    $     9.00    $     8.41
    Low price......................................................   $    10.92    $     8.61    $     6.37    $     6.37

FINANCIAL POSITION (at year end):

Current assets ....................................................   $  594,084    $  499,334    $  393,239    $  331,045
Current liabilities ...............................................      558,177       425,552       372,930       304,395
Working capital ...................................................       35,907        73,782        20,309        26,650
Current ratio......................................................        1.1-1         1.2-1         1.1-1         1.1-1
Total assets ......................................................   $2,475,224    $1,846,841    $1,649,890    $1,230,839
Non-current liabilities ...........................................    1,392,609       607,614       517,603       483,906
Minority interest/Deferred gain ...................................            -        16,908        12,697       135,272
Shareholders' equity ..............................................      524,438       796,767       746,660       307,266
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY ........           26%           19%           24%           28%






                                                                         1993          1992          1991          1990
                                                                     ------------------------------------------------------
OPERATING RESULTS

Operating revenue .................................................   $2,758,859    $2,488,854    $2,109,941    $1,825,750
Cost of services rendered and products sold .......................    2,192,684     2,021,010     1,762,700     1,545,527
Selling and administrative expenses ...............................      393,131       326,477       225,814       177,941
Other, net  (2) ...................................................            -        78,935             -         6,500
                                                                      ----------    ----------    ----------    ----------
Operating income ..................................................      173,044        62,432       121,427        95,782
                                                                      ----------    ----------    ----------    ----------
OPERATING INCOME BEFORE  NET NON-RECURRING ITEMS(2) ...............      173,044       141,367       121,427       102,282
    Percentage of operating revenue ...............................          6.3%          5.7%          5.8%          5.6%
Non-operating expense (income) ....................................       24,952       (68,367)       34,020        10,398
Provision for income taxes (3) ....................................       59,829        52,843        35,312        34,495
Cumulative effect of change in accounting principle net (1)........            -         4,470             -             -
                                                                      ----------    ----------    ----------    ----------
Net income (pro forma corporate form prior to 1998)(3).............   $   88,263    $   73,486    $   52,095    $   50,889
                                                                      ==========    ==========    ==========    ==========
PRO FORMA NET INCOME BEFORE NET NON-RECURRING ITEMS
  and assuming the change in accounting principle is
  applied retroactively(1),(2) ....................................   $   70,264    $   56,994    $   48,614    $   42,843
                                                                      ==========    ==========    ==========    ==========
     Percentage of operating revenue ..............................          2.5%          2.3%          2.3%          2.3%
Earnings per share (pro forma corporate form prior to 1998):(3)
    Basic .........................................................   $     0.35    $     0.29    $     0.22    $     0.21
    Diluted as REPORTED ...........................................   $     0.34    $     0.28    $     0.21    $     0.21
    PRO FORMA DILUTED BEFORE NET NON-RECURRING ITEMS
    and assuming the change in accounting principle is
    applied retroactively (1),(2) .................................   $     0.27    $     0.22    $     0.20    $     0.18

SHARES USED TO COMPUTE BASIC NET INCOME PER SHARE .................      253,919       249,828       240,276       239,730
Shares used to compute diluted net income per share ...............      266,231       262,941       252,579       243,038
Shares outstanding, net of treasury shares ........................      257,901       255,386       243,527       242,939

Cash distributions per share ......................................   $     0.26    $     0.26    $     0.25    $     0.24
Share price range:
    High price ....................................................   $     9.19    $     5.90    $     5.13    $     3.13
    Low price .....................................................   $     5.22    $     4.35    $     2.89    $     2.60

FINANCIAL POSITION (at year end):

Current assets ....................................................   $  291,325    $  257,542    $  217,517    $  237,262
Current liabilities ...............................................      244,552       206,755       157,458       158,046
Working capital ...................................................       46,773        50,787        60,059        79,216
Current ratio .....................................................        1.2-1         1.2-1         1.4-1         1.5-1
Total assets ......................................................   $1,122,461    $1,005,531    $  843,660    $  796,935
Non-current liabilities ...........................................      471,177       511,211       376,638       372,052
Minority interest/Deferred gain ...................................      117,513        77,906       187,583       170,831
Shareholders' equity ..............................................      289,219       209,659       121,981        96,006
PERCENTAGE RETURN ON WEIGHTED-AVERAGE SHAREHOLDERS' EQUITY ........           28%           33%           45%           80%


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(3) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the partnership was not subject to federal income taxes as its taxable income was allocated to the partnership's partners. As a result of the conversion, the Company has been a taxable entity and has been responsible for such payments. The results shown above for the years ended December 31, 1997 and before have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of that year. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings. Actual historical net income per share as a partnership for 1997 and 1996 was as follows:

                  1997 (a)     1996
                  --------   --------
    Net Income    $264,076   $245,140
    EPS:  Basic       $.92       $.77
    Diluted           $.89       $.75


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
                                                                             ===========      ============



STATEMENTS OF CASH FLOWS
(In thousands)
                                                                                  Years Ended December 31,

                                                                               2000          1999         1998
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT JANUARY 1...................................   $  59,834    $  66,400   $  64,876

CASH FLOWS FROM OPERATIONS:

NET Income...............................................................     173,827      173,563     189,992
    Adjustments to reconcile net income to
    net cash provided from operations:
      Cumulative effect of accounting change.............................      11,161            -           -
      Depreciation ......................................................      78,108       67,382      50,644
      Amortization.......................................................      79,583       71,062      53,961
      Non-recurring items, net...........................................           -       85,500           -
      Deferred 1998 tax payment..........................................           -      (78,500)     78,500
      Tax refunds from 1999 payments.....................................      39,000            -           -
      Deferred income tax expense........................................      54,218       20,300      36,400
    Change in working capital, net of acquisitions:
      Receivables........................................................     (14,210)     (49,130)    (46,205)
      Inventories and other current assets...............................      (4,754)     (32,368)     (2,360)
      Accounts payable...................................................     (13,241)      (2,703)     18,475
      Deferred revenues..................................................      19,140       28,026      22,033
      Accrued liabilities................................................     (20,564)     (25,022)      2,472
    Other, net...........................................................      (1,244)      (1,535)      1,627
                                                                            ----------   ----------  ----------

NET CASH PROVIDED FROM Operations........................................     401,024      256,575     405,539
                                                                              -------      -------     -------
    MEMO: NET CASH PROVIDED FROM OPERATIONS EXCLUDING UNUSUAL TAX ITEMS       362,024      335,075     327,039

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions...................................................     (76,603)     (88,754)    (75,297)
    Sale of equipment and other assets...................................      14,720        8,021       6,941
    Business acquisitions, net of cash acquired..........................    (152,306)    (510,512)   (222,452)
    Proceeds from sale of businesses.....................................      44,784       70,344      45,893
    Net purchases of investment securities...............................      (6,940)     (12,474)    (11,011)
    Notes receivable and financial investments...........................      (5,401)     (19,357)    (10,645)
    Payments to sellers of acquired businesses...........................     (21,546)     (12,664)    (10,271)
                                                                              --------     --------    --------
NET CASH USED FOR INVESTING Activities...................................    (203,292)    (565,396)   (276,842)
                                                                              ---------    ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Borrowings, net......................................................     571,339    1,263,427     310,190
    Payment of borrowings and other obligations..........................    (547,247)    (776,183)   (564,448)
    Proceeds from stock offering.........................................           -            -     208,561
    Shareholders' dividends..............................................    (114,321)    (111,702)    (75,152)
    Purchase of ServiceMaster stock......................................    (135,633)     (93,046)    (18,310)
    Proceeds from employee share plans...................................      12,730       19,259      12,638
    Other................................................................         (48)         500        (652)
                                                                            ----------   ----------  ----------

NET CASH PROVIDED FROM (USED FOR) FINANCING Activities...................    (213,180)     302,255    (127,173)
                                                                            ----------   ----------  ----------


CASH INCREASE (DECREASE) DURING THE Year.................................     (15,448)      (6,566)      1,524

CASH AND CASH EQUIVALENTS AT DECEMBER 31.................................    $ 44,386     $ 59,834    $ 66,400
                                                                            ==========   =========== ==========

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial
Statements.




STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                                                         ADDITIONAL                    ACCUMULATED
                                                              COMMON      PAID-IN        RETAINED     COMPREHENSIVE
                                                              STOCK       CAPITAL        EARNINGS        INCOME
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997 ..........................   $     2,799    $   513,148    $    65,000    $     5,343
                                                        ============================================================


Net income 1998 .....................................                                     189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                                       (485)
   Foreign currency translation ($640 tax expense) ..                                                       (947)
                                                        ------------------------------------------------------------
Total comprehensive income ..........................                                     189,992         (1,432)
Shareholder dividends ...............................                                     (75,152)
Shares issued in public offering (11,400 shares) ....           114        208,447
Shares issued under option, debentures,
   grant plans and other (2,514 shares) .............            25          9,403
Treasury shares purchased and related costs
   (888 shares) .....................................            (9)
Shares  issued for acquisitions (5,059 shares) ......            51         57,126
                                                        ------------------------------------------------------------
BALANCE, DECEMBER 31, 1998 ..........................   $     2,980    $   788,124    $   179,840    $     3,911
                                                        ============================================================



Net income 1999 .....................................                                     173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                                     (3,730)
   Foreign currency translation ($1,424 tax expense)                                                      (2,002)
                                                        -------------------------------------------------------------
Total comprehensive income ..........................                                     173,563         (5,732)
Shareholder dividends ...............................                                    (111,702)
Shares issued under option, debentures,
   grant plans and other (1,979 shares) .............            20          5,076
Treasury shares purchased and related costs
   (7,049 shares) ...................................           (70)
Shares  issued for acquisitions (14,570 shares) .....           145        240,368
                                                        --------------------------------------------------------------
BALANCE, DECEMBER 31, 1999 ..........................   $     3,075    $ 1,033,568    $   241,701    $    (1,821)
                                                        ==============================================================

Net income 2000 .....................................                                     173,827
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                                      2,845
   Foreign currency translation ($2,741 tax expense)                                                      (3,856)
                                                        --------------------------------------------------------------
Total comprehensive income ..........................                                     173,827         (1,011)
Shareholder dividends ...............................                                    (114,321)
Shares issued under option, debentures,
   grant plans and other (2,099 shares) .............            21         (1,655)
Treasury shares purchased and related costs
   (12,637 shares) ..................................          (126)
Shares  issued for acquisitions (1,482 shares) ......            15         (1,514)
                                                        --------------------------------------------------------------
BALANCE, DECEMBER 31, 2000 ..........................   $     2,985    $ 1,030,399    $   301,207    $    (2,832)
                                                        ==============================================================



                                                            TREASURY     RESTRICTED       TOTAL
                                                             STOCK          STOCK        EQUITY
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997 ..........................   $   (57,582)   $    (4,270)   $   524,438
                                                        ==========================================

Net income 1998 .....................................                                     189,992
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                        (485)
   Foreign currency translation ($640 tax expense) ..                                        (947)
                                                        ------------------------------------------
Total comprehensive income ..........................                                     188,560
Shareholder dividends ...............................                                     (75,152)
Shares issued in public offering (11,400 shares) ....                                     208,561
Shares issued under option, debentures,
   grant plans and other (2,514 shares) .............       13,507            887          23,822
Treasury shares purchased and related costs
   (888 shares) .....................................      (18,301)                       (18,310)
Shares  issued for acquisitions (5,059 shares) ......       47,390                        104,567
                                                        ------------------------------------------
BALANCE, DECEMBER 31, 1998 ..........................   $  (14,986)   $    (3,383)    $   956,486
                                                        ==========================================


Net income 1999 .....................................                                     173,563
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                      (3,730)
   Foreign currency translation ($1,424 tax expense)                                       (2,002)
                                                        ------------------------------------------
Total comprehensive income ..........................                                     167,831
Shareholder dividends ...............................                                    (111,702)
Shares issued under option, debentures,
   grant plans and other (1,979 shares) .............        13,630            806         19,532
Treasury shares purchased and related costs
   (7,049 shares) ...................................       (92,976)                      (93,046)
Shares  issued for acquisitions (14,570 shares) .....        26,102                       266,615
                                                        ------------------------------------------
BALANCE, DECEMBER 31, 1999 ..........................   $   (68,230)   $    (2,577)   $ 1,205,716
                                                        ==========================================

Net income 2000 .....................................                                     173,827
Other comprehensive income, net of tax:
   Unrealized gains on securities, net
      of reclassification adjustment ................                                       2,845
   Foreign currency translation ($2,741 tax expense).                                      (3,856)
                                                        ------------------------------------------
Total comprehensive income ..........................                                     172,816
Shareholder dividends ...............................                                    (114,321)
Shares issued under option, debentures,
   grant plans and other (2,099 shares) .............        18,866            748         17,980
Treasury shares purchased and related costs
   (12,637 shares) ..................................      (135,507)                     (135,633)
Shares  issued for acquisitions (1,482 shares) ......        16,529                        15,030
                                                        ------------------------------------------
BALANCE, DECEMBER 31, 2000 ..........................   $  (168,342)   $    (1,829)   $ 1,161,588
                                                        ==========================================





All share data reflect the three-for-two share split in August 1998.

Disclosure of reclassification amounts (net of tax) relating to comprehensive income (loss):

                                       2000        1999        1998
                                       ----        ----        ----
Unrealized holding gains arising in  $ 12,100   $   555   $   3,295
period
Less: gains realized                   (9,255)   (4,285)     (3,780)
                                       ------   -------   ---------
Net unrealized gains (losses) on
securities                           $  2,845   $(3,730)  $    (485)
                                     ========   ========  ==========

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

  Supplemental cash flow information regarding the Company's acquisitions is as follows:




 (In thousands)                          2000           1999            1998
                                         ----           ----            ----
 Fair value of assets acquired       $   253,669    $ 1,078,105    $   459,400
 Less liabilities assumed                (40,149)      (140,477)       (23,167)
                                     ------------    -----------    -----------
 Net assets acquired                 $   213,520    $   937,628    $   436,233


 Net cash paid for acquisitions      $   152,306    $   510,512    $   222,452
 Shares issued                            15,030        266,615        104,567
 Seller financed and assumed debt         46,184        160,501        109,214
                                     -----------    -----------    ------------
 Payment for acquisitions            $   213,520    $   937,628    $   436,233
                                     ===========    ===========    ============

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

(AFTER-TAX, IN MILLIONS)

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

LONG-TERM DEBT



          Long-term debt includes the following:

          (In thousands)                                                     2000                    1999
         --------------------------------------------------------------------------------------------------
          Notes Payable:
            10.57%, maturing in 2000..................................$         -           $        9,000
             8.38%, maturing in 2001..................................       10,000                 20,000
            10.81%, maturing in 2001 - 2002...........................       36,700                 55,000
             6.65%, maturing in 2002 - 2004...........................       70,000                 70,000
             8.45%, maturing in 2005..................................      250,000                    -
             7.40%, maturing in 2006..................................      125,000                125,000
             6.95%, maturing in 2007..................................      100,000                100,000
             7.88%, maturing in 2009..................................      250,000                250,000
             7.10%, maturing in 2018..................................      149,000                150,000
             7.45%, maturing in 2027..................................      200,000                200,000
             7.25%, maturing in 2038..................................      150,000                150,000
          Revolving credit facilities ................................      248,615                382,500
          International borrowings....................................       90,979                 93,048
          Other.......................................................      137,823                164,750
          Less current portion.........................................     (61,360)               (71,716)
                                                                       -------------         --------------

          Total long-term debt........................................$   1,756,757         $    1,697,582
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

(in thousands)                  2000        1999         1998
                                ----        ----         ----
Unrealized holding gains
  arising in period           $20,578       $1,026      $5,529
Tax expense                     8,478          471       2,234
                                -----       ------      ------
Net of tax amount             $12,100       $  555      $3,295
                              =======       ======      ======

Gains realized                $15,713       $7,239      $6,342
Tax expense                     6,458        2,954       2,562
                              -------       ------      ------
Net of tax amount              $9,255       $4,285      $3,780
                              =======       ======      ======

Accumulated comprehensive income (loss) included the following components as of December 31:

(in thousands)                     2000         1999          1998
                                   ----         ----          ----
Unrealized gain on
  securities                  $    6,868    $    4,023     $   7,753
Foreign currency
  translation                     (9,700)       (5,844)       (3,842)
                              -----------   -----------    ----------
Total                         $   (2,832)   $   (1,821)    $   3,911
                              ===========   ===========    ==========



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

(In  thousands,  except per share     2000       1999       1998
 data)                                ----       ----       ----

Net Income:
   As reported                      $173,827   $173,563   $189,992
   SFAS 123 pro forma               $165,657   $166,601   $185,555

Net Income Per Share:
   Basic:     As reported             $.57       $.56       $.66
              SFAS 123 pro forma      $.55       $.54       $.64


   Diluted:  As reported              $.57       $.55       $.64
             SFAS 123 pro forma       $.54       $.53       $.62


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

Options outstanding at December 31, 2000:

                               Number
         Range of            Outstanding        Remaining       Weighted-Average       Number Exercisable        Weighted-Average
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

                                                   AS PREVIOUSLY REPORTED                   ADJUSTED TO RETROACTIVELY APPLY SAB 101
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
(Unaudited, in thousands, except per share data)   2000             1999          1998          2000           1999         1998
-------------------------------------------------------------- ---------------------------------------------------------------------
-------------------------------------------------------------- ---------------------------------------------------------------------

OPERATING REVENUE:

First Quarter                                     $ 1,346,505     $ 1,115,062    $ 981,788     $ 1,340,884  $ 1,109,491    $ 976,620
Second Quarter                                      1,626,359       1,537,074    1,244,627       1,614,695    1,520,352    1,231,953
Third Quarter                                       1,586,260       1,584,225    1,273,093       1,591,484    1,588,798    1,275,026
Fourth Quarter                                          N/A        1,467,174    1,224,611       1,423,552    1,475,157    1,230,559
                                                                   ----------   ----------      ----------   ----------   ---------
                                                                  $ 5,703,535   $4,724,119     $ 5,970,615  $ 5,693,798  $ 4,714,158
GROSS PROFIT:

First Quarter                                       $ 261,089       $ 215,247    $ 186,991       $ 256,068    $ 209,140    $ 182,086
Second Quarter                                        394,481         368,237      293,261         389,652      355,423      284,031
Third Quarter                                         348,407         359,885      316,718         354,013      364,818      319,371
Fourth Quarter                                            N/A         301,131      247,537         274,415      307,742      252,355
                                                                     --------     --------        --------     --------     -------
                                                                  $ 1,244,500   $1,044,507     $ 1,274,148  $ 1,237,123  $ 1,037,843
NET INCOME:

First Quarter                                        $ 39,011        $ 35,609     $ 29,270        $ 36,054     $ 31,994     $ 26,347
Second Quarter                                         69,371          18,035       56,404          66,315       10,449       50,904
   BEFORE NON-RECURRING ITEMS                          69,371          69,335       56,404          66,315       61,749       50,904
Third Quarter                                          47,484          66,637       56,352          50,786       69,557       57,933
Fourth Quarter                                            N/A          53,282       47,966          31,833       56,337       50,837
                                                                      -------      -------         -------      -------      ------
Net income                                                          $ 173,563    $ 189,992       $ 184,988    $ 168,337    $ 186,021

   BEFORE NET NON-RECURRING ITEMS                                   $ 224,863     $189,992       $ 184,988    $ 219,637    $ 186,021

BASIC NET INCOME PER SHARE:

First Quarter                                          $ 0.13          $ 0.12       $ 0.11          $ 0.12       $ 0.11       $ 0.10
Second Quarter                                           0.23            0.06         0.20            0.22         0.03         0.18
   BEFORE NON-RECURRING ITEMS                            0.23            0.22         0.20            0.22         0.19         0.18
Third Quarter                                            0.16            0.21         0.19            0.17         0.22         0.20
Fourth Quarter                                            N/A            0.17         0.16            0.11         0.18         0.17
                                                                        -----        -----           -----        -----        ----
Basic net income per share                                             $ 0.56       $ 0.66          $ 0.62       $ 0.54       $ 0.65

   BEFORE NET NON-RECURRING ITEMS                                      $ 0.73       $ 0.66          $ 0.62       $ 0.71       $ 0.65

DILUTED NET INCOME PER SHARE:

First Quarter                                          $ 0.13          $ 0.12       $ 0.10          $ 0.12       $ 0.11       $ 0.09
Second Quarter                                           0.22            0.06         0.19            0.21         0.03         0.17
   BEFORE NON-RECURRING ITEMS                            0.22            0.22         0.19            0.21         0.19         0.17
Third Quarter                                            0.16            0.21         0.19            0.17         0.22         0.20
Fourth Quarter                                            N/A            0.17         0.16            0.11         0.18         0.17
                                                                        -----        -----           -----        -----        ----
Diluted net income per share                                           $ 0.55       $ 0.64          $ 0.61       $ 0.53       $ 0.63

   BEFORE NET NON-RECURRING ITEMS                                      $ 0.72       $ 0.64          $ 0.61       $ 0.70       $ 0.63


CASH DIVIDENDS PER SHARE:

First Quarter                                          $ 0.09          $ 0.09       $ 0.08
Second Quarter                                           0.09            0.09         0.08
Third Quarter                                            0.10            0.09         0.08
Fourth Quarter                                           0.10            0.09         0.09
                                                        -----           ------       -----
                                                       $ 0.38          $ 0.36       $ 0.33
PRICE PER SHARE:

First Quarter                                        $14.94 - 10.69        $  22.00 - 17.50   $ 19.63 - 16.50
Second Quarter                                        13.75 - 10.63           20.94 - 17.31     25.50 - 17.92
Third Quarter                                         11.50 -  8.38           18.56 - 14.00     24.75 - 19.75
Fourth Quarter                                        11.50 -  8.25           16.25 - 10.13     23.81 - 16.00




All share and per share data  reflect  the  three-for-two  share split in August
1998.