Form 10-K, Exhibit 13
period 2001-12-31
SERVICEMASTER CO
filed 2002-03-28
CIK 1052045

FINANCIAL HIGHLIGHTS
(in thousands, except per share data)


For years ended December 31                                                 2001           2000              Change
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
(CONTINUING OPERATIONS)
Customer level revenue (1) ..........................................   $ 5,146,000    $ 4,897,000              5%

Operating revenue ...................................................     3,601,429      3,485,517              3%
Operating income before charge for impaired assets
  and other items (2) ...............................................       309,298        333,742             (7%)
Operating income after charge for impaired assets and other items (2)       (87,445)       333,742

Net income from continuing operations before charge for impaired
  assets and other items (2) ........................................       113,761        136,796            (17%)
Net income (loss) from continuing operations after
  charge for impaired assets and other items (2) ....................      (171,779)       136,796
Net income from discontinued operations (2) .........................       330,234         48,192
Extraordinary loss in 2001 and accounting change in 2000 ............        (3,422)       (11,161)
                                                                        ------------   ------------
Reported net income .................................................   $   155,033    $   173,827

Diluted earnings per share: (3)
Continuing operations before charge for impaired assets and
  other items .......................................................   $      0.38    $      0.45            (16%)
Charge for impaired assets and other items ..........................         (0.92)             -
                                                                        ------------   ------------
Net income (loss) from continuing operations ........................   $     (0.54)   $      0.45
Discontinued operations, net ........................................          1.06           0.16
Extraordinary loss ..................................................         (0.01)             -
Cumulative effect of accounting change ..............................             -          (0.04)
                                                                        ------------   ------------
Diluted earnings per share - reported ...............................   $      0.51    $      0.57            (11%)

Pro Forma Results (4)
Diluted earnings per share:(3)
Continuing operations before charge for impaired assets
  and other items ...................................................   $      0.38    $      0.45            (16%)
Interest expense reduction (4) ......................................          0.06           0.07
Diluted earnings per share equivalent of reduced amortization
  expense under new accounting rules (4) ............................          0.14           0.13
                                                                        ------------   ------------
AS ADJUSTED DILUTED EARNINGS PER SHARE ..............................   $      0.58    $      0.65            (11%)

Cash dividends per share ............................................   $      0.40    $      0.38              5%
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets ........................................................   $  3,674,739   $ 3,979,834
Total debt ..........................................................      1,140,677     1,818,117
Shareholders' equity ................................................      1,220,961     1,161,588
-----------------------------------------------------------------------------------------------------------------------
SHARE PRICE RANGE
(Traded on the New York Stock Exchange under the symbol SVM)
High price ..........................................................   $      14.20   $     14.94
Low price ...........................................................           9.84          8.25
Closing price .......................................................          13.80         11.50
-----------------------------------------------------------------------------------------------------------------------



(1) Customer level revenue represents the combined revenues of the Company's direct operations and the estimated revenues of its various domestic and international independent licensees and franchisees.

(2) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in the year. These actions included the sale in November 2001 of the Company's Management Services business (with a related pretax gain of $640 million, $384 million after-tax) as well as the decision to exit certain non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain other operations. These operations are included in
     "Discontinued operations" in all periods. In 2001, net income from discontinued operations consisted of; income from the Management Services segment ($34 million), net loss from other discontinued operations ($7 million), and the gain on the sale of Management Services net of losses from the disposition of other entities ($303 million). The Company also recorded a pretax charge of $397 million ($286 million after-tax) in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items. See the Management Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the components of discontinued operations and of the charge for impaired assets and other items.

(3) Diluted earnings per share is calculated based on 311,408 shares in 2001 and 305,518 shares in 2000. In 2001, the calculation of diluted earnings per share includes the impact of convertible securities. See the "Earnings Per Share" section in the footnotes to the consolidated financial statements for the impact of the convertible securities to the diluted earnings per share calculation.

(4) The Company has calculated pro forma earnings per share assuming: (1) only continuing operations existed, (2) after-tax proceeds from the sales of Management Services and certain European pest control operations were used to repay debt, and (3) SFAS 142 ("Goodwill and Other Intangible Assets") was effective.

     Continuing operations exclude Management Services, LandCare Construction, CSI(the professional employer organization) and the sold European pest control operations. As noted, these businesses were either sold or exited in the fourth quarter of 2001. The Company received approximately $740 million of after-tax proceeds, net of expected cash payments relating to the sale and exit of these businesses. Therefore, the Company is expecting to reduce its annual interest expense by $22 million (after-tax) by using the net proceeds to pay down debt. This will be inherent in the 2002 earnings. In addition, SFAS 142, which is required to be adopted in 2002, effectively eliminates amortization of goodwill expense. This elimination of expense will result in an adjustment of $.14 in 2001 and $.13 in 2000 to the previous earnings per share which were calculated under the old accounting rules (APB 17).

Management Discussion and Analysis of Financial Condition and Results of Operations
(Results of the Company's Portfolio Review and Strategic Actions)


2001 COMPARED WITH 2000
Revenues from continuing operations in 2001 increased three percent to a $3.6 billion. The Company reported an operating loss after recording a $397 million charge for goodwill and asset impairments and other items. Operating income excluding the charge decreased seven percent to $309 million. Operating income margins on this basis decreased to 8.6 percent of revenues from 9.6 percent in 2000. The decrease in margins reflected strong growth in the Terminix and Home Maintenance and Improvement segments offset primarily by lower operating earnings in TruGreen and increased investments in various enterprise initiatives and incentives. Reported net income was $155 million in 2001 and $174 million in 2000 and diluted earnings per share was $.51 in 2001 and $.57 in 2000. Diluted earnings per share includes various components as detailed below:

                                                2001      2000
---------------------------------------------------------------
Continuing operations before
  charge for impaired assets
  and other items                            $   .38     $  .45
Charge for impaired
  assets and other items                        (.92)         -
---------------------------------------------------------------
Continuing operations - reported                (.54)       .45

Discontinued operations                         1.06        .16
Extraordinary loss and
  accounting change*                            (.01)      (.04)
----------------------------------------------------------------
Diluted earnings per share                   $   .51     $  .57
================================================================

* Reflects an extraordinary loss resulting from the repurchase of certain ServiceMaster corporate bonds in 2001 and a cumulative effect of an accounting change in 2000.


DISCONTINUED OPERATIONS
On October 3, 2001 the Company's Board of Directors approved a series of strategic actions which were the culmination of an extensive portfolio review process that was initiated in the first quarter. The goal of the portfolio review was to increase shareholder value by creating a focused and aligned company that provides the greatest return and growth potential. The Company determined it could best achieve these goals with a portfolio of businesses which support the business strategy to become America's Home Service Company and have attractive cash flow and return characteristics. In addition, the Company believed it was critical to strengthen its balance sheet through the reduction of debt, thereby providing it with financial flexibility to invest in future growth opportunities.

As part of this determination, the Company's Board of Directors approved an agreement to sell the Management Services business to ARAMARK Corporation (ARAMARK) for approximately $800 million. The Management Services business provided a variety of supportive management services to institutional healthcare, education, and commercial facilities. The all-cash transaction closed on November 30, 2001 and the Company recorded an after-tax accounting gain of $384 million, or $1.23 per diluted share from this sale. As part of the sale of Management Services, the Company also agreed to sell to ARAMARK its headquarters facilities located in Downers Grove, Illinois and agreed to allow ARAMARK to use the ServiceMaster name for a period of time in related markets. Deferred royalty income was recorded upon the sale of this business and provisions for legal claims, severance and other smaller items were established for the remaining Company obligations. From the proceeds of this transaction, the Company has remaining approximately $7 million of after-tax cash payments which are expected to be made in 2002 along with $70 million of taxes resulting from the sale of this business.

In the fourth quarter, the Company's Board of Directors also approved the exit of non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems Inc. (CSI), as well as certain other small operations.

The Company sold its TruGreen LandCare Construction operations to Environmental Industries, Inc. (EII) in certain markets and entered into an agreement with EII to manage the wind-down of commercial landscaping construction contracts in the remaining markets. In addition, the Company sold all of its customer contracts relating to the exit of CSI (the Company's professional employer organization), to AMS Staff Leasing, N.A., Inc. and has almost completed the wind-down of its remaining operations.

In connection with the exit of LandCare Construction and CSI, certain assets (including accounts receivable, inventory and fixed assets) were written down to net realizable value. Due to revised cost estimates, the Company also recorded an adjustment relating to its construction contracts which were accounted for under the percentage of completion methodology. Provisions for transaction fees, severance, increased health and workers' compensation insurance costs, and lease terminations were also recorded. There remains approximately $38 million of after-tax payments to be made relating to these discontinued operations which will be partially offset by approximately $20 million of after-tax cash collections from the remaining assets.

On October 30, 2001, the Company closed the sale of certain subsidiaries of its European pest control and property services operations for $101 million. The consideration consisted of $94 million of cash and the transfer of certain liabilities to the acquirer and $7 million in seller financing. The net impact of this transaction was not material to the consolidated statements of income. The Company continues to provide pest control services in the United Kingdom and Ireland.

Reported "Discontinued operations" include the operating results of the sold and discontinued businesses noted above as well as the gain from the sale of Management Services, net of losses from the disposition of other entities. The components of discontinued operations are as follows:


(In thousands)                 2001             2000           1999
-----------------------------------------------------------------------
Management
 Services  income*           $ 33,705        $ 40,150        $ 47,298
Income (loss) from
 other  discontinued
 operations                    (7,068)          8,042          13,567
Gain on sale of
 Management Services,
 net  of  losses
 from  disposition  of
 other  entities               303,597              -               -
-----------------------------------------------------------------------
Discontinued
 operations                  $ 330,234       $ 48,192        $ 60,865
=======================================================================

* This business was sold on November 30, 2001, consequently the 2001 results reflect eleven months of operations.


CHARGE FOR IMPAIRED ASSETS AND OTHER ITEMS
As noted previously, the Company recorded a $397 million charge for asset impairments and other items in the fourth quarter of 2001. This charge included the write-down of $350 million of goodwill; $300 million associated with the landscaping operations and $50 million related to the remaining European pest control operations. The remaining amount of the charge includes accruals for guarantees relating to the residual value of certain properties, severance arrangements for former executives and terminated employees, and other items. There is approximately $22 million (after-tax) in cash payments expected for the property guarantees and severance, with the majority expected to be paid out in 2002. The Company has reviewed the impairment provisions of Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" and, based on this assessment, the Company does not expect any further impairment charges upon adoption of this statement in 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (cont.)


EXTRAORDINARY LOSS
In the fourth quarter of 2001, the Company used a portion of the cash proceeds from the sale of Management Services to pay down debt balances and recorded an extraordinary loss of $.03 per diluted share ($9 million after-tax) resulting from the early extinguishment of debt. This was partially offset by the realization of gains ($.02 per diluted share; $6 million after-tax) resulting from the repurchase of certain ServiceMaster corporate bonds in the first quarter.

OUTLOOK  AND  STRATEGIC  ACTIONS
The Company has calculated pro forma earnings per share assuming: (1) only continuing operations existed, (2) after-tax proceeds from the sales of Management Services and certain European pest control operations were used to repay debt and (3) SFAS 142 ("Goodwill and Other Intangible Assets") was effective. On that basis, earnings per share for 2001 was $.58 compared with $.65 for 2000.

                                             2001               2000
----------------------------------------------------------------------
Continuing  operations before
 charge for impaired assets
 and other items                             $.38                $.45
Interest  expense  reduction
 from proceeds of sales                       .06                 .07
SFAS 142 impact                               .14                 .13
----------------------------------------------------------------------
As adjusted  diluted earnings
per share                                    $.58                $.65
======================================================================


The Company received approximately $740 million of after-tax proceeds, net of expected cash payments related to the sale and exit of businesses. Therefore, the Company is expecting to reduce its annual interest expense by $22 million (after-tax) by using the net proceeds to pay down debt. SFAS 142 requires that, beginning in 2002, goodwill will no longer be amortized. Had the provisions of SFAS 142 been applied to 2001 and 2000, amortization expense would have been reduced by $61 million ($42 million, after-tax) and $59 million ($41 million, after-tax), respectively.

With fewer  competing  priorities  and goals the  Company  will  concentrate  on organic growth and take action to build greater process discipline and drive data measurement throughout the organization. On the adjusted basis explained above, management anticipates that earnings per share in 2002 will be in the range of $.60 to $.63. Operating income from the business units is expected to grow at double-digit rates offset in part, by investments and certain non-operating items. This outlook includes an estimate of $20 million for the implementation of Six Sigma and initiatives to measure customer and employee satisfaction. The Company is also making additional investments to improve sales and customer retention, and to rollout a pilot marketing program with Home Depot. The Company expects an offsetting return on these initiatives of approximately $15 million in 2002 and for them to be accretive in 2003. The Company has begun implementing Six Sigma, with a broadening rollout of the program expected to occur over a twelve to twenty-four month period. Six Sigma is a continuous improvement methodology that drives improved business results. The Company has identified team leaders across the Company and in November hired a senior executive who has overall responsibility for the implementation of Six Sigma. The Company has engaged a recognized leader in customer and employee data collection to assist in its effort to measure and analyze customer and employee satisfaction. Earnings per share growth in the second half of the year is expected to be stronger than in the first half as the growth and savings related to the investments are expected to materialize later in the year.

The outlook also reflects a reduction in earnings from certain non-operating items compared to 2001 levels, including the elimination of $6 million in minority interest income as well as a reduction of approximately $8 million in investment income generated through venture capital and other portfolio gains.

CONTINUING OPERATIONS
The events of September 11th and the already weakened economy contributed to earnings pressure during the third and fourth quarters by bringing caution and changes in consumer buying behavior. Although the potential effects in ServiceMaster's business will primarily be based on longer-term economic trends, some impacts have already begun to be seen including customers deferring the replacement of HVAC units, a reduced propensity of landscape and lawn care customers to purchase enhancements, and increased skips in maid service. Although certain areas of the Company experienced heavily dampened sales and renewal activity in September, the Company has seen much of the activity come back. The home services market has proven to be very resilient and management believes that families view home services as being less discretionary than ever before. The stability of the Company's recurring base of business results in more pressure on new sales in an economic downturn, but revenue overall is not as dramatically affected as in many other sectors of the economy.

TRUGREEN SEGMENT
The TruGreen segment includes lawn care operations performed under the TruGreen ChemLawn brand name and landscape maintenance services provided under the TruGreen LandCare brand name. This segment's results for both 2001 and 2000 exclude the discontinued TruGreen LandCare Construction business. The combined unit reported revenues of $1.4 billion, consistent with the prior year. Operating income decreased to $143 million from $166 million last year. 2001 operating income includes approximately $9 million of expense relating to a revised estimate of prior year insurance reserves which arose in the process of splitting out the construction business from the balance sheet.

Revenues in the lawn care business were consistent with the prior year, reflecting the realization of price increases and growth in ancillary services, offset by a decrease in customer counts. The lawn care operations' results were impacted by winter weather conditions that persisted much later in 2001 than in the prior year, resulting in reduced production levels and lower margins from sub-optimal labor utilization and fixed cost leverage. In addition, management was optimistic that the selling season, which had been delayed due to adverse weather in March and April, was going to rebound in the second and third quarters. However, sales were below expectations and margins in the lawn care operations were unfavorably impacted by a cost structure that was in place to support a higher anticipated level of demand.

Landscaping services revenues increased one percent compared to last year. Top-line growth was affected by management's decision to enforce stricter profitability standards on contract sales and renewals as well as soft sales in enhancement services. Operating margins in the landscaping operations were lower, reflecting the impact of integration challenges that had not yet begun to emerge in the prior year period. In addition, higher plant and material costs were a factor, offset in part by improving labor efficiency.

The leadership in TruGreen is implementing a number of programs designed to address many of the issues that have contributed to the 2001 performance. Some of these programs will require investments. Under the direction of new marketing leadership, several initiatives have been started that enhance the database information, segment the customers and improve management's understanding of customer satisfaction drivers. Additional programs are focused on increasing the effectiveness of procurement initiatives to improve the segment's cost structure. Capital employed decreased six percent primarily reflecting continued improvement of working capital and the reduction of excess equipment levels.

TERMINIX  SEGMENT
The Terminix segment, which includes the domestic termite and pest control services, reported a 16 percent increase in revenue to $839 million from $725 million in 2000 and operating income growth of 22 percent to $104 million from $85 million last year. This strong growth reflects the impact of acquisitions, the continued migration of the customer base to termite baiting systems, improved customer retention, and the impact of price increases. In January 2001, the Company acquired the Allied Bruce Terminix Companies, the Company's largest Terminix franchise and the fourth largest pest control company in the United States. On October 3, 2001 the Company completed the acquisition of certain assets of Sears Termite and Pest Control, Inc. The integration of these businesses are meeting management's expectations and Terminix is experiencing good lead flow from this base of new customers. The improvement in Terminix's operating margins reflects the benefit of acquisitions, the continued increased mix of higher margin termite renewals, the impact of price increases, as well as ongoing productivity improvements and overhead efficiencies. Capital employed increased 15 percent primarily due to acquisitions, offset in part by higher prepaid contracts and improved working capital management.

HOME  MAINTENANCE  AND  IMPROVEMENT   SEGMENT
The Home Maintenance and Improvement segment includes heating, ventilation, air conditioning (HVAC), and plumbing services provided under the American
Residential  Services (ARS),  Rescue Rooter,  and American  Mechanical  Services
(AMS) (for commercial accounts) brand names; home systems and appliance warranty contracts offered through American Home Shield; and the franchised operations, ServiceMaster Clean and Merry Maids. The segment achieved revenues of $1.3 billion, an increase of eight percent from $1.2 billion last year. Operating income increased six percent to $112 million compared with $106 million in the prior year.

The ARS operations achieved modest revenue growth, reflecting acquisitions and the impact of price increases. Call volume for residential plumbing and HVAC services was below management's expectations and appears to have been impacted by cooler weather conditions and the softening economic environment. Of all of the businesses in the ServiceMaster portfolio, ARS has the largest mix of non-recurring revenue and is most affected by new construction, and consequently appears to be most impacted by the condition of the economy. In an effort to mitigate the impact of the volume shortfall on operating margins, the Company implemented a detailed cost reduction program in the second and third quarters. AMS reported strong growth in revenue, however the business is experiencing reduced project bidding activity from overall lower construction activity in the market. American Home Shield reported a double-digit revenue increase, continuing its strong growth across all major distribution channels. The franchise operations, ServiceMaster Clean and Merry Maids, achieved double-digit growth, reflecting strong growth in disaster restoration services, the benefit of successful marketing programs, national account relationships, and employee retention initiatives. Capital employed in this unit increased six percent, primarily reflecting acquisitions at ARS.

OTHER OPERATIONS  SEGMENT
Other Operations consists of the Company's international operations; ServiceMaster Home Service Center (formerly WeServeHomes.com); the Company's headquarters operations; and certain operations the Company divested prior to 2001. Revenues in the Other Operations segment declined, reflecting the impact of operations that were divested prior to 2001. The decrease in operating income primarily reflects investments in initiatives and incentives at the parent level as well as increased expense in the Home Service Center and the impact of a marketing arrangement that is no longer in place.

CONSOLIDATED INFORMATION
On a consolidated basis, costs of services rendered and products sold increased two percent and decreased as a percentage of revenue to 70.7 percent from 71.4 percent in 2000. Selling and administrative expenses increased 13 percent and increased as a percentage of revenue to 20.7 percent from 19.0 percent in 2000.

Interest expense decreased from the prior year, primarily due to reduced debt levels from improved cash flows, debt retirements with the proceeds from the Management Services sale, and the sale of certain of the Company's accounts receivable throughout the year. Interest income decreased primarily due to a lower level of investment gains realized on the American Home Shield investment portfolio.

Minority interest and other expense reflected $19 million more expense than last year due to lower minority interest income related to the ServiceMaster Home Service Center venture, increased minority interest expense related to the equity security issued in the Allied Bruce acquisition, and the loss recorded on the Company's sale of receivables. Throughout 2000 and until May 2001, the operating losses of ServiceMaster Home Service Center had been offset through minority interest income (below the operating income line) because of investments in the venture made by Kleiner, Perkins, Caufield & Byers. In May 2001, the cumulative operating losses of ServiceMaster Home Service Center began exceeding the funding provided by Kleiner Perkins. As a result, the operating losses since May have been absorbed in the accompanying financial statements without an offset at the minority interest income line.

As also described in the Notes to the Consolidated Financial Statements, the Company settled a lawsuit favorably involving a former salesman, Ray D. Martin. The plaintiff claimed that the Company had not paid him the full amount of commissions due to him. In September 1999, a jury had awarded compensatory damages and fees of approximately $1 million and punitive damages of $135 million. In June 2000, the trial court reduced the total award to approximately $46 million including punitive damages of $45 million. In November 2001, the Georgia Court of Appeals held that the claim for unpaid commissions should have been limited to breach of employment contract. The court remanded the case back to the trial court for a new trial, noting that the plaintiff was not entitled to punitive damages and that ServiceMaster's motion to dismiss the tort claims should have been granted. In January 2002, the Company announced that this case had been settled out of court. The total compensatory damages and fees paid by the Company in the settlement were under $1 million.

2000 COMPARED WITH 1999

CONTINUING  OPERATIONS

Revenues in 2000 totaled $3.5 billion, an increase of 11 percent. This growth reflected the full year impact of the American Residential Services and LandCare Maintenance businesses which were acquired in 1999, offset, in part, by the sale of certain small businesses in 2000. Operating income before restructuring and other items recorded in 1999 decreased nine percent to $334 million. Operating income margins on this basis decreased to 9.6 percent of revenues from 11.7 percent in 1999. The losses related to the ServiceMaster Home Service Center initiative accounted for four percent of the decrease in operating income and about 40 basis points of the decrease in operating margins. These losses were allocated to the Company's minority partner in ServiceMaster Home Service Center, Kleiner Perkins, and are offset in net minority interest income below the operating income line. The remaining 170 basis point decrease in operating margins primarily reflects the impact of significantly lower operating margins at TruGreen LandCare and reduced margins in the lawn care operations of TruGreen ChemLawn. Reported net income was $174 million in both 2000 and 1999 and diluted earnings per share was $.57 in 2000 compared to $.55 in 1999. Diluted earnings per share includes various components as detailed below:

                                         2000          1999
--------------------------------------------------------------
Continuing  operations before
 charge for impaired assets
 and other items                        $ .45         $ .52
Charge for impaired
 assets and other items                     -          (.16)
--------------------------------------------------------------
Continuing operations - reported          .45           .36

Discontinued operations                   .16           .19
Cumulative effect of
 accounting change                       (.04)            -
--------------------------------------------------------------
Diluted earnings per share              $ .57         $ .55
==============================================================

The Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No.101, "Revenue Recognition", leading the Company to change in 2000 its method of accounting for revenue from its termite baiting contracts. The cumulative net income effect of retroactively applying the new accounting method as of January 1, 2000 totaled $11.1 million, or $.04 per share, and was recognized entirely in 2000. In the second quarter of 1999, the Company realized an after-tax gain of $30 million relating to the sale of certain non-core businesses and recorded a one-time after-tax charge of $81 million relating to its Diversified Health Services business. These items reduced net income from ongoing operations by $51 million and diluted earnings per share by $.16.

TRUGREEN SEGMENT
The TruGreen segment has been restated for both 2000 and 1999 to exclude the discontinued TruGreen LandCare Construction business. On that basis, the segment reported revenues of $1.4 billion, an increase of 12 percent, reflecting one additional quarter of revenue from the LandCare USA acquisition, smaller regional acquisitions completed during 1999, and internal growth. Operating income decreased 22 percent to $166 million, primarily due to the slower than anticipated integration of the individual landscape companies and higher production costs such as labor, healthcare, fuel and other costs. In the landscaping operations, the process of bringing separate business units into one company has taken longer than anticipated. TruGreen addressed the integration issues by strengthening the management infrastructure in several regions, integrating these operations with the lawn care business, and made significant progress in establishing greater operating disciplines and in improving the cost structure. Many year-end lawn care services that were scheduled to be completed were canceled due to the severe winter and snow conditions in several regions of the country. This caused the Company to report dramatically lower than expected profits in the fourth quarter. Capital employed by TruGreen increased eight percent to $1.1 billion, lower than the 12 percent revenue growth, as a result of tighter working capital management.

TERMINIX SEGMENT
The Terminix segment reported a nine percent increase in revenue to $725 million and operating income of $85 million, 18 percent above 1999. This growth reflects acquisitions as well as solid increases in new termite contracts and contract renewals, bolstered by productivity improvements and strong overhead controls. Capital employed by Terminix increased one percent to $526 million with strong working capital management offsetting the impact of acquisitions.

HOME MAINTENANCE AND IMPROVEMENT SEGMENT
The Home Maintenance and Improvement segment achieved a 34 percent increase in revenue to $1.2 billion reflecting good internal growth at all of the companies and an additional four months of operations from the ARS acquisition (which closed in late April 1999). Operating income grew 19 percent to $106 million, reflecting lower margins primarily attributable to the full year inclusion of ARS which currently has lower operating margins than the rest of this unit and, to a lesser extent, from the increase in claim costs at American Home Shield. The integration of ARS has continued in line with expectations and management made significant progress in improving the financial condition, controls and employee morale at many of the ARS branch locations that were performing poorly at the time of the acquisition. Progress was made in fulfilling the service needs of American Home Shield customers through ARS and Rescue Rooter, with a threefold increase in completed service transactions during 2000. The franchise operations, ServiceMaster Clean and Merry Maids, achieved solid revenue and profit increases, reflecting strong growth in Company-owned operations and productivity improvements. Capital employed by this unit increased seven percent to $636 million, reflecting acquisition activity partially offset by improved working capital management.

OTHER OPERATIONS SEGMENT
In the Other Operations segment, revenues and capital employed decreased, reflecting the impact of operations that were divested in 2000 and late 1999. Operating profits before non-recurring items in this segment decreased from 1999, reflecting the impact of losses ($14 million) relating to the ServiceMaster Home Service Center initiative. These losses were allocated to the Company's minority partner in ServiceMaster Home Service Center, Kleiner Perkins, and are offset in minority interest income below the operating income line.

CONSOLIDATED INFORMATION

On a consolidated basis, costs of services rendered and products sold increased 15 percent, primarily due to general business growth and acquisitions. Cost of services increased as a percentage of revenue to 71.4 percent from 69.2 percent in 1999. This growth primarily reflects increases in direct materials and service related costs, including labor, insurance and fuel. Selling and administrative expenses increased 10 percent, due to general business growth and acquisitions as well as increased investments. These costs decreased as a percentage of revenue to 19.0 percent from 19.2 percent in 1999.

Interest expense increased from 1999, primarily due to increased debt levels associated with acquisitions and share repurchases and higher rates. Interest and investment income increased over the prior year levels due to additional gains realized on financial investments and marketable securities.

Minority interest and other expense/income includes income resulting from the allocation of losses totaling $14 million related to ServiceMaster Home Service Center to the Company's minority partner. The tax provision reflects a higher effective tax rate compared to 1999, primarily due to the non-deductibility of goodwill from acquisitions completed in 1999.

CRITICAL ACCOUNTING POLICIES
The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, the possible outcomes of outstanding litigation, and the useful lives for depreciation and amortization expense.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analysis that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

The Company is partially self-insured for auto and general liability, workers compensation, and certain employee health benefits. The related liabilities for these risks are included in the accompanying consolidated financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities, which are based on historical information along with certain assumptions about future events. Changes in assumptions related to legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Goodwill, tangible (fixed) and intangible assets are amortized and depreciated, on a straight-line basis, over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential for market obsolescence and other industry/business data. The Company also periodically reviews the assets for impairment and a loss would be recorded if, and when, the Company determines that the book value of the asset exceeds its true value to the Company. Changes in the estimated useful lives or in asset values could cause the Company to adjust its book value or future expense accordingly.

2001 FINANCIAL POSITION AND CASH FLOWS

CASH FLOWS

Cash flows provided from discontinued operations have been eliminated from cash from operations and are reported in one line in the "Cash Flows from Discontinued Operations" section. Net cash provided from continuing operations of $363 million was $50 million higher than 2000. The significant increase reflects lower working capital usage which provided $33 million in cash flow. This result was due to strong working capital management, reflecting improved receivable collections and growth in customer prepayments at the Terminix and American Home Shield companies.

Property additions declined $17 million, reflecting reduced purchases in TruGreen and a lower level of investments in technology. Future additions are expected to be slightly higher to support business growth. Cash used for acquisitions declined to $58 million from $152 million reflecting the use of a convertible security instead of cash to purchase Allied Bruce at Terminix and the reduction or curtailment of acquisitions at other companies. Management anticipates continuing tuck-in activity at Terminix and the return of small acquisitions in select TruGreen markets.


CASH AND DEBT LEVELS
Cash and marketable securities totaled approximately $483 million at December 31, 2001 (compared with $114 million at December 31, 2000) reflecting a portion of the proceeds from the sale of Management Services. Debt levels decreased primarily reflecting the use of proceeds from the sales of the Management Services and European pest control businesses and strong cash flows from operations. In 2001 the Company reduced its total debt by over $677 million to $1.1 billion.

Approximately $360 million in "excess cash" remains on the balance sheet at the end of 2001. There is $117 million of expected payments relating to taxes on the transactions and other items relating to discontinued operations and the charges. The remainder is available for the repayment of debt, which should occur in the first half of 2002. Based on that assumption, the debt level would decline to approximately $900 million, one-half the level at the end of 2000.

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.5 times EBITDA) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2001, the Company is in compliance with the covenants related to these debt agreements and based on its operating outlook for 2002, expects to be able to maintain compliance in the future.

The Company does not have any debt agreements that contain put rights or provide for acceleration of the debt as a result of a change in credit rating. However, the Company has a number of debt agreements which contain standard ratings-based "pricing grids" where the interest rate payable under the agreement changes as the Company's credit rating changes. While the Company does not expect a negative change in credit ratings, the impact on interest expense resulting from changes in credit ratings is not expected to be material to the Company.

Management believes that funds generated from operations and other existing resources will continue to be adequate to satisfy ongoing working capital needs of the Company. Late in 2001, the Company syndicated a three-year revolving credit facility for $490 million, which will expire in December 2004. As of December 31, 2001, the Company had issued approximately $66 million of letters of credit under the facility and had unused commitments of approximately $424 million. The Company also has $550 million of senior unsecured debt and equity securities available for issuance under an effective shelf registration statement.

In 2001, the Company entered into an agreement to ultimately sell, on a revolving basis, certain receivables to unrelated third party purchasers. At year end there are no receivables outstanding that had been sold to third parties. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The Company also maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. There is a residual value guarantee of these properties up to 82 percent of the fair market value of the properties. At December 31, 2001 there was approximately $87.5 million funded under these facilities. In the fourth quarter of 2001, the Company recorded a $17 million provision to accrue for guarantees relating to the residual value of certain properties. Of the $95 million facilities, $80 million expires in October 2004 and $15 million expires in January 2008.

The majority of the Company's fleet is leased through cancelable operating leases. There are residual value guarantees (ranging from 70% to 87% depending on the agreement) on these vehicles, which historically have not resulted in significant net payments to the lessors. At December 31, 2001 there was approximately $260 million of residual value relating to the Company's fleet.

The following table presents the Company's obligations and commitments:

(In millions)     Total    < 1 Yr   2-3Yrs  4-5Yrs   >5Yrs
-----------------------------------------------------------------
Debt balances     $1,141   $35      $86     $273     $747
Non-cancelable
  operating
  leases(1)          272    76       86       55       55
-----------------------------------------------------------------
Total amount      $1,413  $111     $172     $328     $802
=================================================================

(1) In 2002, there is approximately $17 million of net payments relating to specific properties under the operating leases described above. There are no net payments expected (nor reflected in the table) relating to the operating leases of the Company's fleet.

As of December 31, 2001, the Company had approximately $66 million of letters of credit issued under its bank credit facility and approximately $93 million of annually renewable surety bonds outstanding that primarily support obligations the Company has under insurance programs. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.


DISCONTINUED OPERATIONS
The assets and liabilities related to the discontinued companies have been classified in separate captions on the Consolidated Statements of Financial Position. This includes the assets and liabilities specifically related to the Management Services segment, the Company's former headquarters building, and the CSI, LandCare Construction, and Terminix Europe (excluding the United Kingdom) businesses. As discussed previously, these operations have been sold and the Company is in the process of completely exiting these businesses. The decrease in assets of the discontinued operations reflects asset sales and the writedown of impaired assets. The decline in liabilities from discontinued operations represents the elimination of accruals in the sold businesses. The remaining liability represents the obligations related to the exit of these businesses and reserves for longer-term insurance tails and litigation exposures. (This represents after-tax cash payments of $45 million, expected to be paid primarily in 2002 which should be partially offset by approximately $20 million of after-tax cash collections from the remaining assets).

CONTINUING OPERATIONS
Accounts receivable is slightly below the level last year reflecting improved collections and days sales outstanding at several companies. Prepaid expenses and other assets increased due to the increased volume of contracts written at Terminix and American Home Shield. The Company capitalizes sales commissions and other direct contract acquisition costs relating to termite baiting and pest contracts, as well as home warranty agreements. Property and equipment decreased, reflecting general business growth offset by fewer large-scale technology projects. The Company does not have any material capital commitments at this time.

Deferred revenue increased reflecting strong growth in warranty contracts written at American Home Shield, increases in customer prepayments for pest control services, as well as the deferred royalty revenue resulting from the sale of Management Services.

The current tax asset reflects primarily the expected future tax deductions related to the cash charges recorded in the fourth quarter of 2001. The increase in the long-term deferred tax liability primarily reflects the sale of Management Services. The tax basis of this business exceeded its book basis and the related deferred tax asset was eliminated with the sale of the business. The deferred tax liability reflects the basis differences primarily related to intangible assets. In 2002, the Company is required to adopt SFAS 142, "Goodwill and Other Intangible Assets", which eliminates the requirement to record goodwill amortization expense in the financial statements. The majority of the Company's goodwill amortization expense is deductible for tax purposes, providing the Company an annual tax benefit of approximately $50 million for the next ten years and diminishing thereafter. This annual tax benefit is reflected in the Statements of Financial Position as an increase in the deferred tax liability. In the Statements of Cash Flows, the adoption of SFAS 142 (and the related elimination of amortization expense for financial statement purposes) will result in a reclassification of approximately $20 million into the deferred tax expense line as the tax deduction from amortization will be eliminated from the income statement.

As noted in the 2001 Comparison with 2000 Section of this report, the Company recorded a fourth quarter charge to writedown $350 million of goodwill relating to the landscaping operations and the remaining European pest control operations. Goodwill had not been previously allocated between the LandCare construction and maintenance businesses. The writedown represents the impairment for the entire landscaping operations. In addition, as part of the charge, approximately $37 million of liabilities remain on the balance sheet (in other current liabilities) relating to property guarantees, severance arrangements and other items. (This represents $22 million of after-tax cash payments of which the majority is expected to be paid in 2002.)

In December 2001, the Company acquired the minority interest in the ServiceMaster Home Service Center (SMHSC) held by Kleiner Perkins Caufield & Byers. The SMHSC was merged into a wholly-owned subsidiary of ServiceMaster. Pursuant to this merger, ServiceMaster purchased shares of SMHSC owned by employees of the Company and converted options to purchase SMHSC shares into incentive options to purchase ServiceMaster stock. A valuation opinion from a third party firm was obtained relating to the purchase price of the shares. Also in 2001, and in connection with the sale and disposition of the TruGreen LandCare Construction operations, the Company repurchased the shares of TruGreen that were previously purchased by employees earlier in the year. The purchase and sale prices of the shares were identical. The Company continues to maintain minority investors in the combined ARS/AMS entity as well as in Terminix. Members of management acquired, at fair market value, equity interests in ARS. The Company and the equity investors have respective options to acquire or sell the minority interests in the future at a price based on fair market value. At Terminix, the minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. This equity security is exchangeable into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share.

Total shareholders' equity increased five percent to $1.2 billion, reflecting earnings offset by shareholders dividends. Cash dividends paid directly to shareholders totaled $119 million, or $.40 per share, compared to $.38 per share in the prior year. The total amount of cash distributions increased four percent from the prior year, reflecting the per share increase.

In January 2002, the Company paid a cash dividend for the first quarter of $.10 per share. In February 2002, the Company declared a second quarter cash dividend of $.10 per share payable on April 30, 2002. The timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's capital structure objectives and cash requirements. In July 2000, the Board of Directors authorized $350 million for share repurchases. In that same year, the Company purchased approximately $136 million of its shares. In 2001, there were no material share repurchases. Decisions relating to any future share repurchases will take various factors into consideration such as the Company's commitment to maintain investment grade credit ratings and other strategic investment opportunities.


THE COMPANY NOTES THAT STATEMENTS THAT LOOK FORWARD IN TIME, WHICH INCLUDE EVERYTHING OTHER THAN HISTORICAL INFORMATION, INVOLVE RISKS AND UNCERTAINTIES THAT AFFECT THE COMPANY'S RESULTS OF OPERATIONS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN A FORWARD-LOOKING STATEMENT INCLUDE THE FOLLOWING (AMONG OTHERS): WEATHER CONDITIONS ADVERSE TO CERTAIN OF THE COMPANY'S CONSUMER AND COMMERCIAL SERVICES BUSINESSES; THE ENTRY OF ADDITIONAL COMPETITORS IN ANY OF THE MARKETS SERVED BY THE COMPANY; LABOR SHORTAGES; UNEXPECTED CHANGES IN OPERATING COSTS; THE CONDITION OF THE U.S. ECONOMY; THE COST AND LENGTH OF TIME ASSOCIATED WITH INTEGRATING OR WINDING DOWN BUSINESSES AND OTHER FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Eleven Year Financial Summary
(All share and per share data reflect the three-for-two share splits in 1998, 1997, 1996, 1993, and 1992)

(In thousands, except per share data)                                    2001            2000            1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Operating revenue ..............................................   $  3,601,429    $  3,485,517     $  3,128,635     $  2,233,658
Operating income ...............................................        (87,445)        333,742          279,752          310,094
Operating income before charge for impaired assets
  and other items (1) ..........................................        309,298         333,742          365,252          310,094
  Percentage of operating revenue ..............................            8.6%            9.6%            11.7%            13.9%
Non-operating expense (income) .................................        113,928          98,592           86,981           77,644
Provision for income taxes .....................................        (29,594)         98,354           80,073           94,647
                                                                   ----------------------------------------------------------------
Net income from continuing operations ..........................       (171,779)        136,796          112,698          137,803

  Net income before net non-recurring items ....................        113,761         136,796          163,656          137,803
  Charges and other, net (1) ...................................       (285,540)            -            (50,958)             -
                                                                   ----------------------------------------------------------------
  Continuing operations - reported .............................       (171,779)        136,796          112,698          137,803

Discontinued operations, net ...................................        330,234          48,192           60,865           52,179
Extraordinary loss, net of income taxes ........................         (3,422)            -                -                -
Cumulative effect of accounting change, net of income taxes (1)             -           (11,161)             -                -
                                                                   ----------------------------------------------------------------
Net income (pro forma corporate form prior to 1998) (2) ........   $    155,033    $    173,827     $    173,563     $    189,982

Earnings per share (pro forma corporate form prior to 1998): (2)
  Basic ........................................................   $       0.52    $       0.57     $       0.56     $       0.66
  Diluted ......................................................           0.51            0.57             0.55             0.64

   Continuing operations before net non-recurring items (1) ....           0.38            0.45             0.52             0.46
   Charges and other, net (1) ..................................          (0.92)            -              (0.16)              -
                                                                   ----------------------------------------------------------------
    Continuing operations - reported ...........................   $      (0.54)   $       0.45     $       0.36     $       0.46

   Discontinued operations, net ................................           1.06            0.16             0.19             0.18
   Extraordinary loss ..........................................          (0.01)            -                -                -
   Cumulative effect of accounting change (1) ..................            -             (0.04)             -                -
                                                                   ----------------------------------------------------------------
   Reported earnings per share .................................   $       0.51    $       0.57     $       0.55     $       0.64

Shares used to compute basic net income per share ..............        298,659         302,487          307,637          289,315
Shares used to compute diluted net income per share ............        311,408         305,518          314,406          298,887
Shares outstanding, net of treasury shares .....................        300,531         298,474          307,530          298,030

Cash distributions per share ...................................   $       0.40    $       0.38     $       0.36     $       0.33
Share price range:
   High price ..................................................   $      14.20    $      14.94     $      22.00     $      25.50
   Low price ...................................................   $       9.84    $       8.25     $      10.13     $      16.00
Financial Position (at year end):
Current assets .................................................   $  1,150,658    $    776,110     $    751,401     $    492,633
Current liabilities ............................................        814,401         677,426          712,313          610,837
Working capital ................................................        336,257          98,684           39,088         (118,204)
Current ratio ..................................................        1.4 - 1         1.1 - 1          1.1 - 1           .8 - 1
Total assets ...................................................   $  3,674,739    $  3,979,834     $  3,870,215     $  2,914,851
Total liabilities ..............................................      2,351,101       2,812,313        2,661,565        1,958,365
Total debt outstanding .........................................      1,140,677       1,818,117        1,769,298        1,127,783
Minority interest/deferred gain ................................        102,677           5,933            2,934              -
Shareholders' equity ...........................................      1,220,961       1,161,588        1,205,716          956,486
Percentage return on weighted-average shareholders' equity .....             13%             14%              15%              25%



(In thousands, except per share data)                                   1997            1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Operating revenue ..............................................   $  1,813,685    $  1,558,245     $  1,374,835     $  1,149,678
Operating income ...............................................        252,792         204,967          162,094          135,254
Operating income before charge for impaired assets
  and other items (1) ..........................................        252,792         204,967          162,094          135,254
  Percentage of operating revenue ..............................           13.9%           13.2%            11.8%            11.8%
Non-operating expense (income) .................................         69,654          42,821           74,260           71,388
Provision for income taxes .....................................         74,728          66,249           36,223           26,486
                                                                   ----------------------------------------------------------------
Net income from continuing operations ..........................        108,410          95,897           51,611           37,380

  Net income before net non-recurring items ....................        108,410          95,897           51,611           37,380
  Charges and other, net (1) ...................................            -               -                -                -
                                                                   ----------------------------------------------------------------
  Continuing operations - reported .............................        108,410          95,897           51,611           37,380

Discontinued operations, net ...................................         55,060          54,532           54,243           47,632
Extraordinary loss, net of income taxes ........................            -               -                -                -
Cumulative effect of accounting change, net of income taxes (1)             -               -                -                -
                                                                   ----------------------------------------------------------------
Net income (pro forma corporate form prior to 1998) (2) ........   $    163,470    $    150,429     $    105,854     $     85,012

Earnings per share (pro forma corporate form prior to 1998): (2)
  Basic ........................................................   $       0.57    $       0.47     $       0.41     $       0.33
  Diluted ......................................................           0.55            0.46             0.39             0.32

   Continuing operations before net non-recurring items (1) ....           0.36            0.29             0.19             0.14
   Charges and other, net (1) ..................................            -               -                -                -
                                                                   ----------------------------------------------------------------
    Continuing operations - reported ...........................   $       0.36    $       0.29     $       0.19     $       0.14

   Discontinued operations, net ................................           0.19            0.17             0.20             0.18
   Extraordinary loss ..........................................            -               -                -                -
   Cumulative effect of accounting change (1) ..................            -               -                -                -
                                                                   ----------------------------------------------------------------
   Reported earnings per share .................................   $       0.55    $       0.46     $       0.39     $       0.32

Shares used to compute basic net income per share ..............        285,944         317,381          260,382          255,650
Shares used to compute diluted net income per share ............        299,640         330,429          273,203          266,892
Shares outstanding, net of treasury shares .....................        279,944         320,396          321,341          256,419

Cash distributions per share ...................................   $       0.31    $       0.29     $       0.28     $       0.27
Share price range:
   High price ..................................................   $      19.67    $      11.83     $       9.00     $       8.41
   Low price ...................................................   $      10.92    $       8.61     $       6.37     $       6.37
Financial Position (at year end):
Current assets .................................................   $    418,470    $    342,406     $    236,733     $    177,266
Current liabilities ............................................        427,250         325,798          279,409          216,503
Working capital ................................................         (8,780)         16,608          (42,676)         (39,237)
Current ratio ..................................................        1.0 - 1         1.1 - 1           .8 - 1           .8 - 1
Total assets ...................................................   $  2,475,224    $  1,846,841     $  1,649,890     $  1,230,839
Total liabilities ..............................................      1,950,786       1,033,166          890,533          788,301
Total debt outstanding .........................................      1,269,384         497,936          425,334          394,738
Minority interest/deferred gain ................................            -            16,908           12,697          135,272
Shareholders' equity ...........................................        524,438         796,767          746,660          307,266
Percentage return on weighted-average shareholders' equity .....             26%             19%              24%              28%



(In thousands, except per share data)                                    1993            1992             1991
-------------------------------------------------------------------------------------------------------------------
Operating Results:
Operating revenue ..............................................   $    987,030    $    825,244     $    546,081
Operating income ...............................................         88,660         (18,287)          42,395
Operating income before charge for impaired assets
  and other items (1) ..........................................         88,660          60,648           42,395
  Percentage of operating revenue ..............................            9.0%            7.3%             7.8%
Non-operating expense (income) .................................         24,952         (68,367)          34,020
Provision for income taxes .....................................         26,470          20,931            4,068
                                                                   ------------------------------------------------
Net income from continuing operations ..........................         37,238          29,149            4,307

  Net income before net non-recurring items ....................         19,238           8,187              826
  Charges and other, net (1) ...................................         18,000          20,962            3,481
                                                                   ------------------------------------------------
  Continuing operations - reported .............................         37,238          29,149            4,307

Discontinued operations, net ...................................         51,025          48,807           47,788
Extraordinary loss, net of income taxes ........................             -               -                -
Cumulative effect of accounting change, net of income taxes (1)              -           (4,470)              -
                                                                   ------------------------------------------------
Net income (pro forma corporate form prior to 1998) (2) ........   $     88,263    $     73,486     $     52,095

Earnings per share (pro forma corporate form prior to 1998): (2)
  Basic ........................................................   $       0.35    $       0.29     $       0.22
  Diluted ......................................................           0.34            0.28             0.21

   Continuing operations before net non-recurring items (1) ....           0.08            0.03             0.01
   Charges and other, net (1) ..................................           0.07            0.08             0.01
                                                                   ------------------------------------------------
    Continuing operations - reported ...........................   $       0.15    $       0.11     $       0.02

   Discontinued operations, net ................................           0.19            0.19             0.19
   Extraordinary loss ..........................................             -               -                -
   Cumulative effect of accounting change (1) ..................             -            (0.02)              -
                                                                   ------------------------------------------------
   Reported earnings per share .................................   $       0.34    $       0.28     $       0.21

Shares used to compute basic net income per share ..............        253,919         249,828          240,276
Shares used to compute diluted net income per share ............        266,231         262,941          252,579
Shares outstanding, net of treasury shares .....................        257,901         255,386          243,527

Cash distributions per share ...................................   $       0.26    $       0.26     $       0.25
Share price range:
   High price ..................................................   $       9.19    $       5.90     $       5.13
   Low price ...................................................   $       5.22    $       4.35     $       2.89
Financial Position (at year end):
Current assets .................................................   $    148,419    $    146,064     $    113,546
Current liabilities ............................................        179,659         147,085          105,565
Working capital ................................................        (31,240)         (1,021)           7,981
Current ratio ..................................................         .8 - 1         1.0 - 1          1.1 - 1
Total assets ...................................................   $  1,122,461    $  1,005,531     $    843,660
Total liabilities ..............................................        715,729         717,966          534,096
Total debt outstanding .........................................        389,121         430,095          340,883
Minority interest/deferred gain ................................        117,513          77,906          187,583
Shareholders' equity ...........................................        289,219         209,659          121,981
Percentage return on weighted-average shareholders' equity .....             35%             42%              48%


(1) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in the year. These actions included the sale in November 2001 of the Company's Management Services business (with a related pretax gain of $640 million, $384 million after-tax) as well as the decision to exit certain non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain other operations. These operations are included in "Discontinued operations" in all periods. The Company also recorded a pretax charge of $397 million ($286 million after-tax) in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items. See the Management Discussion and Analysis of Financial Position and Results of Operations for a discussion of the components of discontinued operations and of the charge for impaired assets and other items.

     In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000 was $11.1 million ($18.9 million pretax). The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact of retroactively applying this accounting change in 1999, 1998, and 1997 was to reduce diluted earnings per share by $0.02, $0.01, and $0.01, respectively.

     In 1999, the Company realized a pretax gain of $50 million ($30 million after-tax) relating to the sales of certain businesses, and recorded a pretax charge of $136 million ($81 million after-tax) relating to impaired assets and other items in its Diversified Health Services business. In the years 1991 through 1993, the Company recorded gains on issuance of subsidiary shares, restructuring charges, and a change in accounting for post-retirement benefits.

(2) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the partnership was not subject to federal income taxes as its taxable income was allocated to the partnership's partners. As a result of the conversion, the Company has been a taxable entity and has been responsible for such payments. The results shown above for the years ended December 31, 1997 and before have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of that year. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings. Actual historical net income per share as a partnership for 1997 was $264,076 and basic and diluted earnings per share were $.92 and $.89, respectively. Including the one-time tax gain related to reincorporation, 1997 net income was $329,076 and basic and diluted earnings per share were $1.15 and $1.10, respectively.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Certain immaterial 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

CRITICAL ACCOUNTING POLICIES: The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, the possible outcomes of outstanding litigation, and the useful lives for depreciation and amortization expense.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analysis that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

The Company is partially self-insured for auto and general liability, workers compensation, and certain employee health benefits. The related liabilities for these risks are included in the accompanying consolidated financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities, which are based on historical information along with certain assumptions about future events. Changes in assumptions related to legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Goodwill, tangible (fixed) and intangible assets are amortized and depreciated, on a straight-line basis, over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential for market obsolescence and other industry/business data. The Company also periodically reviews the assets for impairment and a loss would be recorded if, and when, the Company determines that the book value of the asset exceeds the true value to the Company. Changes in the estimated useful lives or in asset values could cause the Company to adjust its book value or future expense accordingly.

REVENUES: Revenues from lawn care, pest control, heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized based upon agreed monthly contract payments or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC, are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs. Fees from home warranty and termite baiting contracts are recognized as revenues over the life of the contract while the service costs are expensed as incurred. Franchised services revenues (which in aggregate represents approximately three percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than two percent of the inventory value at December 31, 2001. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Leasehold improvements relating to leased facilities are depreciated over the remaining life of the lease. Technology equipment as well as software and development have an estimated useful life of three to seven years. Intangible assets consist primarily of goodwill ($1.9 billion), trade names ($240 million) and covenants not to compete ($75 million). As required by Accounting Principles Board (APB) No. 17, these assets were amortized on a straight-line basis over their estimated useful lives, not to exceed 40 years. As discussed in the "Newly
Issued Accounting Statements and Positions" note, Statement of Financial Accounting Standards No. 142 requires that for fiscal years beginning after December 31, 2001, existing goodwill will no longer be subject to amortization and intangible assets with indefinite useful lives will not be amortized until their useful lives are determined to be no longer indefinite.

The Company's long-lived assets, including fixed assets and intangible assets (other than goodwill), are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. Based on the reviews, when the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

The Company's policy for assessing enterprise-level goodwill impairment utilizes a discounted cash flow methodology, in which the present value of the future expected cash flows of a business are compared to its book value. To the extent the book value of a business exceeds the discounted cash flows, an impairment loss would be recorded. As discussed in the "Portfolio Review and Strategic Actions" footnote, in the course of completing its portfolio review, the Company recorded impairment charges related to the goodwill of TruGreen LandCare, and the United Kingdom Terminix operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK:
The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximate fair value as the effective rates for these instruments are comparable to market rates at year-end. The carrying amount of investments also approximate fair value as unrealized gains and losses on investments accounted for at market value are reported net-of-tax as a component of accumulated comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. The carrying amount of long-term debt is approximately $1.1 billion and $1.75 billion and the estimated fair value is $1.1 billion and $1.5 billion at December 31, 2001 and 2000, respectively. The estimated fair value of debt is based upon borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities.

The  Company  does  not hold or  issue  financial  instruments  for  trading  or speculative purposes. The Company has entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of financial instrument transactions is not material to the Company's results of operations.

Financial instruments, which potentially subject the Company to credit risk, consist principally of investments and accounts receivable. Investments consist primarily of publicly-traded debt and common equity securities. The Company has not experienced any material loss on its investments. Concentration of credit risk with respect to the receivables are limited due to the large number of customers and the dispersion across geographical areas. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

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

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. The weighted average common shares for the diluted earnings per share calculation include the incremental effect related to outstanding options whose market price is in excess of the exercise price. Shares potentially issuable under convertible securities have been considered outstanding for purposes of the diluted earnings per share calculation.

CHANGE IN ACCOUNTING PRINCIPLE: In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition," which provides additional guidance in applying generally accepted accounting principles for revenue recognition in financial statements. The Company's interpretation of the requirements of SAB No. 101 resulted in changes during 2000 to the Company's accounting policies for revenue recognition on sales of its termite baiting contracts. Prior to the adoption of SAB No. 101, the Company recognized approximately 80% of the termite baiting revenue at the time of the sale and installation of the baiting station, while the remaining 20% of the revenue was recognized over the life of the contract as follow-up inspections of the stations were performed. As a result of SAB No. 101, the Company's policy is to recognize revenue over the life of the contract. In addition, sales commissions and other direct contract acquisition costs are deferred and amortized on a straight-line basis over the life of the contract.

The change in method of accounting for termite baiting contracts was effective January 1, 2000. The cumulative effect of the accounting change, as of January 1, 2000, resulted in a non-cash charge that reduced net income for the year ended December 31, 2000 by $11.1 million, ($18.9 million pretax). The cumulative after-tax effect on both basic and diluted earnings per share was a reduction of $.04. The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999 of this change was to reduce diluted earnings per share by $.02.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS:
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS 142 requires that for fiscal years beginning after December 31, 2001 existing goodwill will no longer be subject to amortization and intangible assets with indefinite useful lives will not be amortized until their useful lives are determined to be no longer indefinite. Goodwill and intangible assets that are not subject to amortization will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Given the Company's policy of assessing enterprise-level goodwill, which utilizes a discounted cash flow methodology, the Company does not expect the adoption of SFAS 142 to have a material impact to the Company's financial statements. The elimination of amortization expense under SFAS 142 would have resulted in increases to diluted earnings per share of $.14, $.13, and $.11 in 2001, 2000, and 1999, respectively.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) which amends certain requirements of the previously issued pronouncement on asset impairment, Statement of Financial Accounting Standards No. 121. SFAS 144 expands the definition of a discontinued operation as previously defined by Accounting Principles Board Opinion No. 30. This statement is required to be adopted for fiscal years beginning after December 15, 2001, however early application of this statement is permissible. The Company adopted SFAS 144 effective January 1, 2001 and has classified the results of certain business units that it has sold or is winding-down, including Management Services, TruGreen LandCare Construction, Certified Systems Inc., and the sold Terminix Europe entities as discontinued operations in the accompanying consolidated financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of The ServiceMaster Company

We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware) AND SUBSIDIARIES, as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in the Summary of Significant Accounting Policies section of the Notes to the Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition", and effective January 1, 2001, the Company changed its accounting principles for discontinued operations and impairment of long-lived assets as a result of the adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

   ARTHUR ANDERSEN LLP
   Chicago, Illinois
   January 24, 2002

Statements of Income
(In thousands, except per share data)


For years ended December 31,                                            2001          2000           1999
--------------------------------------------------------------------------------------------------------------
OPERATING REVENUE .............................................   $ 3,601,429    $ 3,485,517    $ 3,128,635
Operating Costs and Expenses:
Cost of services rendered and products sold ...................     2,546,207      2,489,151      2,163,458
Selling and administrative expenses ...........................       745,924        662,624        599,925
Charge for impaired assets and other items (1) ................       396,743            -           85,500
--------------------------------------------------------------------------------------------------------------
Total operating costs and expenses ............................     3,688,874      3,151,775      2,848,883
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME ..............................................       (87,445)       333,742        279,752

NON-OPERATING EXPENSE (INCOME):
Interest expense ..............................................       125,057        136,831        108,955
Interest and investment income ................................       (16,786)       (25,002)       (21,974)
Minority interest and other expense (income), net .............         5,657        (13,237)           -
--------------------------------------------------------------------------------------------------------------
Income from Continuing Operations before Income Taxes .........      (201,373)       235,150        192,771
Provision for income taxes ....................................       (29,594)        98,354         80,073
--------------------------------------------------------------------------------------------------------------
Income from Continuing Operations before Extraordinary
  Items and Cumulative Effect of Accounting Change ............      (171,779)       136,796        112,698
Discontinued operations, net (1) ..............................       330,234         48,192         60,865
Extraordinary loss, net of income taxes (2) ...................        (3,422)           -              -
Cumulative effect of accounting change, net of income taxes (3)           -          (11,161)           -
--------------------------------------------------------------------------------------------------------------
NET INCOME ....................................................   $   155,033    $   173,827    $   173,563
==============================================================================================================
BASIC EARNINGS PER SHARE:
  Income from continuing operations before extraordinary
   items and cumulative effect of accounting change ...........   $     (0.58)   $      0.45    $      0.37
  Discontinued operations, net (1) ............................          1.11           0.16           0.19
  Extraordinary loss (2) ......................................         (0.01)           -              -
  Cumulative effect of accounting change (3) ..................           -            (0.04)           -
--------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE ......................................   $      0.52    $      0.57    $      0.56
==============================================================================================================
DILUTED EARNINGS PER SHARE:
  Income from continuing operations before extraordinary
   items and cumulative effect of accounting change ...........   $     (0.54)   $      0.45    $      0.36
  Discontinued operations, net (1) ............................          1.06           0.16           0.19
  Extraordinary loss (2) ......................................         (0.01)           -              -
  Cumulative effect of accounting change (3) ..................           -            (0.04)           -
--------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE ....................................   $      0.51    $      0.57    $      0.55
==============================================================================================================


(1) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in the year. The outcome of this review included the sale in November 2001 of the Company's Management Services business (with a related pretax gain of $640 million, $384 million after-tax) as well as the decision to exit non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain other operations. These operations are recorded in "Discontinued operations" in all periods. In 2001, net income from discontinued operations consisted of; income from the Management Services segment ($34 million), net loss from other discontinued operations ($7 million), and the gain on the sale of Management Services net of losses from the disposition of other entities ($303 million). The Company also recorded a pretax charge of $397 million ($286 million, after-tax) in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items.

     In 1999, the Company realized a pretax gain of $50 million ($30 million after-tax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a pretax charge of $136 million ($81 million after-tax) relating to impairment and other items in the Diversified Health Services business.


(2) In 2001, the Company completed a number of transactions in which it purchased a portion of its public debt securities. In addition, during the fourth quarter of 2001, the Company prepaid some of its longer-term debt with some of the proceeds from the Management Services sale and incurred fees related to "make-whole" provisions on the debt repaid. The net impact of these transactions was a net extraordinary loss on the early extinguishment of debt of $3.4 million ($5.8 million pretax).

(3) In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000, was $11.1 million, ($18.9 million pretax). The impact of adopting the new accounting method compared to the previous methodology was not material in 2000. The pro forma impact in 1999 of this change was to reduce diluted earnings per share by $0.02.

(4) Basic earnings per share is calculated based on 298,659 shares in 2001, 302,487 shares in 2000, and 307,637 shares in 1999, while diluted earnings per share is calculated based on 311,408 shares in 2001, 305,518 shares in 2000 and 314,406 shares in 1999. In 2001, the calculation of diluted earnings per share includes the impact of convertible securities. See the "Earnings Per Share" section in the footnotes to the consolidated financial statements for the impact of the convertible securities to the diluted earnings per share calculation.


See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Financial Position
(In thousands)

As of December 31,                                                              2001            2000
-------------------------------------------------------------------------------------------------------
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents ...............................................   $   421,550    $    57,948
Marketable securities ...................................................        61,561         56,531
Receivables, less allowance of $ 27,951 in 2001 and $30,031 in 2000 .....       366,284        368,822
Inventories .............................................................        71,336         69,935
Prepaid expenses and other assets .......................................       169,327        140,334
Deferred taxes and tax receivables ......................................        60,600         82,540
-------------------------------------------------------------------------------------------------------
Total current assets ....................................................     1,150,658        776,110
-------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
Land and buildings ......................................................        41,059         38,027
Equipment and other .....................................................       432,592        439,100
-------------------------------------------------------------------------------------------------------
                                                                                473,651        477,127
Less: accumulated depreciation ..........................................       284,679        266,636
-------------------------------------------------------------------------------------------------------
Net property, plant, and equipment ......................................       188,972        210,491
-------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Intangible assets, primarily trade names and goodwill, net of accumulated
 amortization of $441,130 in 2001 and $395,321 in 2000 ..................     2,167,723      2,360,394
Assets of discontinued operations .......................................        33,398        500,517
Notes receivable, long-term securities, and other assets ................       133,988        132,322
-------------------------------------------------------------------------------------------------------
 TOTAL ASSETS ...........................................................   $ 3,674,739    $ 3,979,834
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable ........................................................   $   123,800    $   128,442
Accrued liabilities:
 Payroll and related expenses ...........................................        83,973         79,444
 Insurance and related expenses .........................................        40,019         19,002
 Income taxes payable ...................................................        24,243          1,235
 Other ..................................................................       133,291         89,518
Deferred revenues .......................................................       373,916        298,425
Current portion of long-term debt .......................................        35,159         61,360
-------------------------------------------------------------------------------------------------------
 Total current liabilities ..............................................       814,401        677,426
-------------------------------------------------------------------------------------------------------
LONG-TERM DEBT ..........................................................     1,105,518      1,756,757
LONG-TERM LIABILITIES:
Deferred tax liability ..................................................       263,000        127,350
Liabilities from discontinued operations ................................        75,159        189,505
Other long-term obligations .............................................        93,023         61,275
-------------------------------------------------------------------------------------------------------
 Total long-term liabilities ............................................       431,182        378,130
-------------------------------------------------------------------------------------------------------
MINORITY INTEREST .......................................................       102,677          5,933
COMMITMENTS AND CONTINGENCIES (see Notes)
SHAREHOLDERS' EQUITY:
Common Stock $0.01 par value, authorized 1 billion shares; issued and
 outstanding of 300,531 shares in 2001 and 298,474 shares in 2000 .......         3,005          2,985
Additional paid-in capital ..............................................     1,037,969      1,030,399
Retained earnings .......................................................       337,232        301,207
Accumulated other comprehensive income ..................................        (1,888)        (2,832)
Restricted stock ........................................................        (1,285)        (1,829)
Treasury stock ..........................................................      (154,072)      (168,342)
-------------------------------------------------------------------------------------------------------
 Total shareholders' equity .............................................     1,220,961      1,161,588
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............................   $ 3,674,739    $ 3,979,834
=======================================================================================================


See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Shareholders' Equity
(In thousands)

                                                    Additional                 Accumulated
                                        Common       Paid-in       Retained   Comprehensive     Treasury     Restricted
                                         Stock       Capital       Earnings       Income          Stock         Stock   Total Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 .........  $   2,980   $   788,124   $   179,840   $   3,911     $   (14,986)   $   (3,383)  $   956,486
------------------------------------------------------------------------------------------------------------------------------------
Net Income 1999 ....................                                173,563                                                 173,563
Other comprehensive income,
 net of tax:
 Unrealized gains on securities,
  net of reclassification adjustment                                             (3,730)                                     (3,730)
 Foreign currency translation
  ($1,424 tax expense) .............                                             (2,002)                                     (2,002)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income .........                                173,563     ( 5,732)                                    167,831

Shareholder dividends ..............                               (111,702)                                               (111,702)
Shares issued under options,
  debentures, grant plans and
  other (1,979 shares) .............         20         5,076                                    13,630           806        19,532
Treasury shares purchased and
  related costs (7,049 shares) .....        (70)                                                (92,976)                    (93,046)
Shares issued for acquisitions
  (14,570 shares) ..................        145       240,368                                    26,102                     266,615
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 .........  $   3,075   $ 1,033,568   $   241,701   $  (1,821)    $   (68,230)   $   (2,577)  $ 1,205,716
------------------------------------------------------------------------------------------------------------------------------------
Net Income 2000 ....................                                173,827                                                 173,827
Other comprehensive income,
 net of tax:
 Unrealized gains on securities,
  net of reclassification adjustment                                              2,845                                       2,845
 Foreign currency translation
  ($2,741 tax expense) .............                                             (3,856)                                     (3,856)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income .........                                173,827      (1,011)                                    172,816

Shareholder dividends ..............                               (114,321)                                               (114,321)
Shares issued under options,
 debentures, grant plans and
 other (2,099 shares) ..............         21        (1,655)                                   18,866           748        17,980
Treasury shares purchased and
 related costs (12,637 shares) .....       (126)                                               (135,507)                   (135,633)
Shares issued for acquisitions
 (1,482 shares) ....................         15        (1,514)                                   16,529                      15,030
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000 .........  $   2,985   $ 1,030,399   $   301,207   $  (2,832)    $  (168,342)   $   (1,829)  $ 1,161,588
------------------------------------------------------------------------------------------------------------------------------------
Net Income 2001 ....................                                155,033                                                 155,033
Other comprehensive income,
  net of tax:
 Unrealized gains on securities,
  net of reclassification adjustment                                             (5,617)                                     (5,617)
 Foreign currency translation
  ($4,579 tax expense) .............                                              6,561                                       6,561
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income .........                                155,033         944                                     155,977

Shareholder dividends ..............                               (119,008)                                               (119,008)
Shares issued under options,
 debentures, grant plans and
 other (2,142 shares) ..............         21         7,570                                    15,577           544        23,712
Treasury shares purchased and
 related costs (124 shares) ........         (1)                                                 (1,307)                     (1,308)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001 .........  $   3,005   $ 1,037,969   $   337,232   $  (1,888)    $  (154,072)   $   (1,285)  $ 1,220,961
------------------------------------------------------------------------------------------------------------------------------------


Disclosure of reclassification amounts (net of tax) relating to comprehensive income:

                                                       2001          2000         1999
-----------------------------------------------------------------------------------------
Unrealized holding gains arising in period         $    920     $   12,100     $    555
Less: gains realized                                 (6,537)        (9,255)      (4,285)
-----------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities        $ (5,617)    $    2,845     $ (3,730)
-----------------------------------------------------------------------------------------

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Statements of Cash Flows
(In thousands)


For years ended December 31,                                                      2001          2000        1999
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT JANUARY 1 .....................................   $  57,948    $  62,022    $  69,535
CASH FLOWS FROM OPERATIONS:
NET INCOME .................................................................     155,033      173,827      173,563
   Adjustments to reconcile net income to net cash provided from operations:
   Income from discontinued operations .....................................    (330,234)     (48,192)     (60,865)
   Charge for impaired assets and other items, net of tax ..................     285,540          -         50,958
   Extraordinary loss ......................................................       3,422          -            -
   Cumulative effect of accounting change ..................................         -         11,161          -
   Depreciation expense ....................................................      55,161       55,620       44,844
   Amortization expense ....................................................      71,776       67,566       59,218
   Deferred 1998 tax payment ...............................................         -            -        (78,500)
   Tax refund from prior years payments ....................................      51,000       39,000          -
   Deferred income tax expense .............................................      38,667       49,616       54,842
Change in working capital, net of acquisitions:
   Receivables .............................................................       5,169       (5,521)     (47,144)
   Inventories and other current assets ....................................     (29,507)      (3,051)     (30,249)
   Accounts payable ........................................................      (7,472)     (12,927)         248
   Deferred revenues .......................................................      39,688       16,018       27,204
   Accrued liabilities .....................................................      23,880      (27,435)     (19,842)
   Other, net ..............................................................       1,237       (1,967)         144
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATIONS ..........................................     363,360      313,715      174,421
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions .....................................................     (40,380)     (57,028)     (56,250)
    Sale of equipment and other assets .....................................      10,253       14,233        7,819
    Business acquisitions, net of cash acquired ............................     (58,268)    (152,306)    (510,512)
    Proceeds from business sales and minority interests ....................       7,713       44,784        2,868
    Notes receivable, financial investments and securities .................     (14,566)     (20,853)     (31,831)
-------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES .....................................     (95,248)    (171,170)    (587,906)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (payments) ..............................................    (724,184)       4,546      474,580
    Shareholders' dividends ................................................    (119,008)    (114,321)    (111,702)
    Purchase of ServiceMaster stock ........................................      (1,308)    (135,633)     (93,046)
    Other, net .............................................................      13,428       12,769       19,260
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES .....................    (831,072)    (232,639)     289,092
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATIONS:
    Proceeds from sale of Management Services ..............................     775,779          -            -
    Proceeds from sale of European businesses ..............................      90,387          -            -
    Cash from discontinued operations ......................................      60,396       86,020      116,880
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM DISCONTINUED OPERATIONS .............................     926,562       86,020      116,880
-------------------------------------------------------------------------------------------------------------------
CASH INCREASE (DECREASE) DURING THE YEAR ...................................     363,602       (4,074)      (7,513)
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31 ...................................   $ 421,550    $  57,948    $  62,022
-------------------------------------------------------------------------------------------------------------------


See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

BUSINESS SEGMENT REPORTING
The business of the Company is primarily conducted through three operating segments: TruGreen, Terminix, and Home Maintenance and Improvement. In accordance with Statement of Financial Accounting Standards No. 131 (SFAS 131), the Company's reportable segments are strategic business units that offer different services. The TruGreen segment provides residential and commercial lawn care and landscaping services through TruGreen ChemLawn and TruGreen
LandCare companies. As a result of the decision to exit the LandCare Construction business, the results of this operation are now included in discontinued operations. The Terminix segment provides termite and pest control services to residential and commercial U.S. customers. The Home Maintenance and Improvement segment includes American Residential Services, (ARS) and American Mechanical Services (AMS) that provide heating, ventilation, air conditioning
(HVAC) and plumbing services as well as American Home Shield which provides home warranties to consumers that covers HVAC, plumbing and other appliances. The segment also includes the two franchise operations, ServiceMaster Clean and Merry Maids, which provide disaster restoration and cleaning services.

The Other Operations segment includes entities that are managed separately from the three major units and aggregated together in accordance with SFAS 131 due to their size or developmental nature. This segment includes ServiceMaster Home Service Center (formerly WeServeHomes.com), an initiative that has developed valuable marketing, call center and technology competencies and has built an infrastructure that allows customers the ability to purchase all of the Company's services through a single point of contact; the Company's international operations which include the retained Terminix operations in the United Kingdom and Ireland; the Company's headquarters operations; and certain operations that the Company divested prior to 2001.

Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. The Company derives substantially all of its revenues from customers in the United States with less than three percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations.





(In thousands)                                              2001     % Change        2000      % Change        1999
----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
TruGreen .........................................    $ 1,374,382        0%     $ 1,371,002       12%     $ 1,219,732
Terminix .........................................        839,163       16          725,083        9          666,076
Home Maintenance and Improvement .................      1,312,578        8        1,211,674       34          903,970
Other Operations .................................         75,306      (58)         177,758      (48)         338,857
----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE ..........................    $ 3,601,429        3%     $ 3,485,517       11%     $ 3,128,635
======================================================================================================================
OPERATING INCOME:
TruGreen .........................................    $   143,306      (14%)    $   165,697      (22%)    $   212,736
Terminix .........................................        104,061       22           85,407       18           72,104
Home Maintenance and Improvement .................        112,415        6          105,588       19           88,393
Other Operations .................................       (447,227)     N/A          (22,950)     N/A          (93,481)
Other Operations,
 EXCLUDING NON-RECURRING ITEMS (1) ...............        (50,484)     N/A          (22,950)     N/A           (7,981)
----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME ...........................    $   (87,445)     N/A      $   333,742       19%     $   279,752
======================================================================================================================
TOTAL OPERATING INCOME,
 EXCLUDING NON-RECURRING ITEMS (1) ...............    $   309,298       (7%)    $   333,742       (9%)    $   365,252
CAPITAL EMPLOYED:
TruGreen .........................................    $ 1,036,392       (6%)    $ 1,104,551        8%     $ 1,027,201
Terminix .........................................        603,903       15          526,440        1          519,740
Home Maintenance and Improvement .................        672,207        6          636,019        7          592,718
Other and Discontinued Operations ................        151,813      N/A          718,628      (14)         838,289
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EMPLOYED ...........................    $ 2,464,315      (17%)    $ 2,985,638        0%     $ 2,977,948
======================================================================================================================
IDENTIFIABLE ASSETS:
TruGreen .........................................    $ 1,088,345       (9%)    $ 1,199,626        3%     $ 1,161,050
Terminix .........................................        832,916       20          695,358        6          654,577
Home Maintenance and Improvement .................      1,054,101        7          983,145        9          904,826
Other and Discontinued Operations ................        699,377      N/A        1,101,705       (4)       1,149,762
----------------------------------------------------------------------------------------------------------------------
TOTAL IDENTIFIABLE ASSETS ........................    $ 3,674,739       (8%)    $ 3,979,834        3%     $ 3,870,215
======================================================================================================================
DEPRECIATION AND AMORTIZATION EXPENSE:
TruGreen .........................................    $    53,089        2%     $    52,187       33%     $    39,246
Terminix .........................................         30,390        8           28,135        5           26,856
Home Maintenance and Improvement .................         30,246        5           28,902       27           22,814
Other Operations .................................         13,212       (5)          13,962       (8)          15,146
----------------------------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE ......    $   126,937        3%     $   123,186       18%     $   104,062
======================================================================================================================
CAPITAL EXPENDITURES:
TruGreen .........................................    $     4,679      (80%)    $    23,792       10%     $    21,667
Terminix .........................................         10,427       47            7,075       23            5,768
Home Maintenance and Improvement .................         16,784       16           14,517       (7)          15,612
Other Operations .................................          8,490      (27)          11,644      (12)          13,203
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES .......................    $    40,380      (29%)    $    57,028        1%     $    56,250
======================================================================================================================


1) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in the year. The outcome of this review included the sale in November 2001 of the Company's Management Services business as well as the decision to exit non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain other operations. These operations are reflected as "Discontinued operations" in the Statements of Income and are not included in the continuing operations information reflected in the table above. The Company also recorded a pretax charge of $397 million in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items. In 1999, the Other Operations segment included the $50 million pretax gain related to the sales of the Premier automotive business and the Company's remaining 15 percent interest in ServiceMaster Energy Management, and the $136 million pretax charge related to the Diversified Health Services operation, which included write-downs for the impairment of assets.

PORTFOLIO REVIEW AND STRATEGIC ACTIONS
In the fourth quarter of 2001, the Company's Board of Directors, at their October 3, 2001 meeting, approved a series of strategic actions which were the culmination of an extensive portfolio review process that was initiated in the first quarter. These strategic actions included the sale of the Company's Management Services business and the exit of non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems Inc., as well as certain other small operations. The goal of the portfolio review was to increase shareholder value by creating a focused and aligned company that provides the greatest return and growth potential. The Company determined it could best achieve these goals with a portfolio of businesses which support the business strategy to become America's Home Service Company and have attractive cash flow and return characteristics. In addition, the Company believed it was critical to strengthen its balance sheet through the reduction of debt, thereby providing it with financial flexibility to invest in future growth opportunities.

DISCONTINUED OPERATIONS
On October 3, 2001 the Company's Board of Directors approved an agreement to sell the Management Services business to ARAMARK Corporation (ARAMARK) for approximately $800 million. The Management Services business provided a variety of supportive management services to institutional healthcare, education, and commercial facilities. The all-cash transaction closed on November 30, 2001 and the Company recorded an after-tax accounting gain of $384 million, or $1.23 per diluted share from this sale. As part of the sale of Management Services, the Company also agreed to sell to ARAMARK its headquarters facilities located in Downers Grove, Illinois and agreed to allow ARAMARK to use the ServiceMaster name for a period of time in related markets. Deferred royalty income was recorded upon the sale of this business and provisions for legal claims, severance and other smaller items were established for the remaining Company obligations. From the proceeds of this transaction, the Company has remaining approximately $7 million of after-tax cash payments which are expected to be made in 2002 along with $70 million of taxes resulting from the sale of this business.

On October 3, 2001 the Company's Board of Directors also approved the exit of non-strategic and underperforming businesses including TruGreen LandCare Construction and Certified Systems Inc. (the Company's professional employer organization), as well as certain other small operations. The Company sold its TruGreen LandCare Construction operations to Environmental Industries, Inc.
(EII) in certain markets and entered into an agreement with EII to manage the backlog of commercial landscaping construction contracts in the remaining markets. The Company expects the wind-down of the contract backlog to be completed by mid-year 2002. In connection with the exit of the TruGreen LandCare Construction business, certain assets including accounts receivable and fixed assets were written down to their net realizable value and provisions were recorded for transaction fees, severance, increased health and workers' compensation insurance costs, and lease termination costs. In addition, due to revised cost estimates, the Company also recorded an adjustment relating to its construction contracts that were accounted for under the percentage of completion methodology. With the decision to exit the business, management expects that it will have less leverage with customers in collecting outstanding receivables, and the write-down of accounts receivable reflects this estimated reduced collectibility. The provision for increased health and workers' compensation insurance costs is in addition to the provisions recorded prior to the decision to exit the business. This additional provision reflects the increased insurance claim activity expected as a result of exiting the business. The total impact of the aforementioned items was $62 million, pretax ($37 million, after-tax) and was included in the loss recorded on the disposition of the TruGreen LandCare Construction operations.

In the fourth quarter of 2001, the Company sold all of the customer contracts of Certified Systems Inc. (CSI) to AMS Staff Leasing, N.A., Inc. The Company expects to complete the wind-down of CSI's remaining operations by mid-year 2002. The Company recorded a loss on disposition of the CSI business of $64 million, pretax ($40 million, after-tax), which included the charge for impaired goodwill ($46 million pretax), provisions for legal claims, transaction fees, severance, and increased health and workers' compensation insurance costs. The provision for increased health and workers' compensation insurance costs is in addition to the adequate provisions recorded prior to the decision to exit the business.

As of December 31, 2001, there remains approximately $38 million of after-tax payments to be made related to Landcare Construction and CSI, which should be offset by approximately $20 million of after-tax cash collections from the remaining assets.

On October 30, 2001, the Company closed the sale of certain subsidiaries of its European pest control and property services operations for $101 million.The consideration consisted of $94 million of cash and the transfer of certain liabilities to the acquirer and $7 million in seller financing. The net impact of this transaction was not material to the consolidated statements of income. The Company continues to provide pest control services in the United Kingdom and Ireland.

Reported "Discontinued operations" include the operating results of the sold and discontinued businesses noted above as well as the gain from the sale of Management Services, net of losses from the disposition of other entities. The operating results and financial position of discontinued operations are as follows:

(In thousands,except per share data)

Operating Results:                   2001         2000         1999
----------------------------------------------------------------------
Operating revenue               $2,209,134   $2,485,098   $2,574,900
Income from
    discontinued
    operations before
    income taxes                    46,066       83,157      103,422
Provision for income taxes          19,429       34,965       42,557
----------------------------------------------------------------------
Income from
    discontinued operations         26,637       48,192       60,865
Gain on sale of
    Management Services,
    net of losses from
    disposition of other
    entities (net of taxes of
    $  204,996)                    303,597            -            -
----------------------------------------------------------------------
Income from
    discontinued
    operations                  $  330,234   $   48,192   $   60,865
=======================================================================
Diluted income
    per share from
    discontinued
    operations                  $     1.06   $     0.16   $     0.19
=======================================================================


Financial Position:                               2001         2000
-----------------------------------------------------------------------
Current assets                               $   27,880   $  223,130
Property, plant and equipment                     4,232       95,493
Long-term assets                                  1,286      181,894
-----------------------------------------------------------------------
Total assets                                 $   33,398   $  500,517
=======================================================================
Current liabilities                          $   62,071   $  150,055
Long-term liabilities                            13,088       39,450
-----------------------------------------------------------------------
Total liabilities                            $   75,159   $  189,505
=======================================================================

CHARGE FOR IMPAIRED ASSETS AND OTHER ITEMS
In the fourth quarter of 2001, the Company recorded a pretax charge for asset impairments and other items totaling $397 million. The table below details the components of the charge:

                                Write-down        Accrual
                             of Assets to Net    for Cash       Total
(In thousands)               Realizable Value    Payments       Charge
-------------------------------------------------------------------------
Goodwill                         $350,000            -         $350,000
Residual value
 guarantees                           -           17,000         17,000
Severance
 arrangements
 for former executives
 and terminated
 employees                            -           15,000         15,000
Transaction fees                      -            3,000          3,000
Asset impairments                   7,000            -            7,000
Other items                           -            5,000          5,000
-------------------------------------------------------------------------
Total Charge                     $357,000       $ 40,000       $397,000
=========================================================================
2001 Cash Payments                              $  4,000
=========================================================================

Goodwill and other asset impairments reflect the write-down of certain long-lived assets. The Company's policy for assessing enterprise-level goodwill impairment utilizes a discounted cash flow methodology. Upon the Company's decision to exit the TruGreen LandCare Construction business, the Company assessed the future expected cash flows of the TruGreen LandCare operations to determine whether the goodwill of TruGreen LandCare had become impaired. As a result of this assessment, the Company recorded an impairment charge of $300 million related to the goodwill of the TruGreen LandCare business. A similar assessment was performed with respect to the remaining European pest control businesses, and a goodwill impairment charge of $50 million was recorded related to these operations. The Company has reviewed the impairment provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and, based on this assessment, the Company does not expect any further impairment charges upon adoption of this statement in 2002.

On October 3, 2001 the Company's Board of Directors approved the sale of the Company's ownership interest in five assisted living facilities, as well as the building that served as the headquarters for managing the assisted living facilities. These properties were financed through a synthetic lease arrangement, whereby the Company has guaranteed the residual value of the properties. With the decision to sell the facilities, in the fourth quarter of 2001 the Company received bids for the sale of the assisted living facilities and market-value appraisals for the headquarters building. Included in the charge is a provision for the residual value guarantee that is in excess of the market value of the properties.

The severance costs included in the charge primarily relate to several senior employees that were terminated in the fourth quarter of 2001. Two of the senior executives have longer-term arrangements and the amounts owed to these individuals were accrued as they will have substantially reduced involvement with the Company.

PRIOR YEAR DISPOSITIONS AND CHARGES
In September 2000, the Company completed the sales of two non-core business. The Company's interior plant care business was sold for $44 million in cash. In addition, the Company sold its Diversified Health Services unit, a business that manages long-term care facilities. Neither transaction had a material impact on the Company's operating results.


In 1999, the Company completed a strategic review and assessment of the services that comprised the Diversified Health Services operation, considering the industry-wide changes in reimbursement and compliance policies as well as the resulting financial difficulties of a number of its customers. Based on the review of the business and the credit risks involved, the Company substantially reduced the scope of the services it offered. As a result of this review, the Company recorded a pre-tax charge of $136 million ($81 million after-tax) in the second quarter of 1999 relating to Diversified Health Services, primarily related to goodwill and asset impairments. Approximately $11 million (after-tax) of reserves were established in 1999 which were appropriately used in 2000.

In 1999, the Company sold its Premier business unit for $76 million, resulting in a pretax gain of approximately $42 million ($25 million after-tax). Premier provided cleaning services in the automotive industry. Also in 1999, the Company sold its remaining 15% interest in a strategic venture with Texas Utilities, resulting in a pretax gain of $8 million ($5 million after-tax).

REINCORPORATION
Most operations of ServiceMaster and its subsidiary partnerships were conducted from 1986 through 1997 in partnership form, free of federal corporate income tax. Had ServiceMaster remained a partnership, the Internal Revenue Code would have imposed a federal corporate tax on ServiceMaster operations beginning in 1998. In anticipation of this change, the shareholders approved a tax-free plan of reorganization to return to corporate form. No federal income taxes were imposed on the shareholders. As a result of the reincorporation at the end of 1997, the Company recognized a step-up in the tax basis of its intangible assets. These assets are amortized over 15 years with the associated book assets assuming a 40 year life.

INCOME TAXES
The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate for continuing operations is as follows:

                             2001    2000     1999
----------------------------------------------------
Tax at U.S.
 federal statutory rate    (35.0%)   35.0%   35.0%
State and local
 income taxes,
 net of U.S.
 federal benefit            (0.9%)    4.0%    4.0%
Impairment of
 non-deductible
 goodwill                   19.1%     -       -
Non-deductible
 amortization
 expense                     1.6%     1.4%    1.4%
Other                        0.5%     1.4%    1.1%
----------------------------------------------------
Effective rate             (14.7%)   41.8%   41.5%
====================================================

The effective tax rate for discontinued operations was 40.5%, 42.0%, and 41.1% for 2001, 2000, and 1999, respectively. The difference between these rates and the federal statutory tax rate of 35% reflects state taxes, net of federal benefit, and permanent items, primarily amortization expense.

Income tax expense from continuing operations is as follows:

(In thousands)                    2001
                 ----------------------------------
                   Current     Deferred      Total
---------------------------------------------------
U.S. federal      $ 25,045    $(51,878)   $(26,833)
State and local      6,459      (9,220)     (2,761)
---------------------------------------------------
                  $ 31,054    $(61,098)   $(29,594)
===================================================

                                  2000
                  ---------------------------------
                   Current     Deferred      Total
---------------------------------------------------
U.S. federal      $ 22,356    $ 62,368    $ 84,724
State and local      2,863      10,767      13,630
---------------------------------------------------
                  $ 25,219    $ 73,135    $ 98,354
===================================================

                                  1999
                  ---------------------------------
                   Current     Deferred      Total
---------------------------------------------------
U.S. federal      $ 29,857    $ 39,853    $ 69,710
State and local      3,425       6,938      10,363
---------------------------------------------------
                  $ 33,282    $ 46,791    $ 80,073
===================================================

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

(In thousands)                      2001        2000
-------------------------------------------------------
Deferred tax assets (liabilities):
Current:
 Prepaid expenses and other      $(23,200)   $(21,500)
 Accounts receivable allowance     12,550      15,100
 Accrued insurance and
  related expenses                 11,750       7,600
 Other accrued expenses            54,100      26,350
-------------------------------------------------------
  Total current asset              55,200      27,550
-------------------------------------------------------
 Long-Term:
 Long-term assets (1)            (274,100)   (130,800)
 Insurance expenses                26,700      20,400
 Other long-term obligations      (15,600)    (16,950)
-------------------------------------------------------
  Total long term liability      (263,000)   (127,350)
-------------------------------------------------------
 Net deferred tax liability     $(207,800)   $(99,800)
=======================================================

(1) The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. This liability does not represent expected future cash payments until a business unit of the Company is sold.

The Company received a $1 million net tax refund in 2001. Total tax payments in 2000 and 1999 net of refunds, were $38 million and $177 million, respectively. The 1999 tax payments included $79 million for 1998 federal taxes that were deferred into 1999.

The increase in the current deferred tax asset reflects the impact of the expected future tax deductions related to the cash charges recorded in the fourth quarter of 2001. The increase in the long-term deferred tax liability primarily reflects the sale of Management Services. The tax basis of this business exceeded its book basis and the related deferred tax asset was eliminated with the sale of the business. The deferred tax liability reflects the basis differences primarily related to intangible assets. In 2002, the Company is required to adopt SFAS 142, "Goodwill and Other Intangible Assets", which eliminates the requirement to record goodwill amortization expense in the financial statements. The majority of the Company's goodwill amortization expense is deductible for tax purposes, providing the Company an annual tax benefit of approximately $50 million for the next ten years and diminishing thereafter. This annual tax benefit is reflected in the Statements of Financial Position as an increase in the deferred tax liability. In the Statements of Cash Flows, the adoption of SFAS 142 (and the related elimination of amortization expense for financial statement purposes) will result in a reclassification of approximately $20 million into the deferred tax expense line as the tax deduction from amortization will be eliminated from the income statement.

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

CURRENT YEAR
In January 2001, the Company acquired the Allied Bruce Terminix Companies, the Company's largest Terminix franchise and the fourth largest pest control company in the United States. The total consideration consisted of an equity interest in the Terminix subsidiary valued at $100 million, which is exchangeable into eight million ServiceMaster common shares, and longer-term cash payments due over nine years totaling $25 million. The excess of the consideration paid over the fair value of the tangible assets acquired was $125 million and was recorded as enterprise goodwill.

During 2001, the Company acquired several small companies, primarily in the pest control and heating/air conditioning and plumbing businesses. The net purchase price of these acquisitions was $64 million. All of these companies were acquired before June 30, 2001 (the date that SFAS 141 became effective). Approximately $59 million of enterprise goodwill was recorded relating to these acquisitions.

In August 2001, the Company acquired certain assets of Sears Termite and Pest Control, Inc., a company that provides pest control services and protection against termite damage to residential customers located primarily in the
Southeast. The acquisition of the Sears Termite and Pest Control business enhances the Company's Terminix business in the markets being acquired, especially in the states of Florida, Georgia and Texas, where both Sears and Terminix have a strong presence. The cash paid after assuming the liabilities to remediate the premises owned by current customers was not material. Approximately $54 million was recorded as intangible assets with $6 million assigned to customer lists and trade name usage which will be amortized over three to seven years.

PRIOR YEARS
During 2000, the Company acquired many small companies, primarily in the lawn care, heating/air conditioning and plumbing, pest control and landscaping businesses. The net purchase price was $214 million, of which approximately $162 million was recorded as enterprise goodwill.

During 1999, the Company completed two significant acquisitions. In March 1999, the Company acquired LandCare USA (LandCare) which, when combined with the existing landscape operations of the Company, created the largest commercial landscaping company in the United States. In April 1999, the Company acquired American Residential Services (ARS), establishing the Company as one of the nation's leading providers of heating, ventilation, and air conditioning services. The net purchase price in the LandCare and ARS acquisitions were $331 million and $292 million, respectively. The excess of the consideration paid over the fair value of the tangible assets relating to LandCare and ARS businesses was $251 million and $225 million, respectively, which was recorded as goodwill that is being amortized over 40 years.

Also during 1999, the Company acquired many smaller companies, primarily in the landscaping, lawn care and pest control businesses. The net purchase price for these acquisitions was $315 million. The excess of the consideration paid over the fair value of the tangible assets acquired was $278 million and was recorded as enterprise goodwill.

Supplemental cash flow information regarding the Company's acquisitions is as follows:

(In thousands)                   2001         2000        1999
-------------------------------------------------------------------
Purchase price              $  249,438   $  253,669   $1,078,105
Less liabilities
 assumed                       (52,806)     (40,149)    (140,477)
-------------------------------------------------------------------
Net purchase price          $  196,632   $  213,520   $  937,628
-------------------------------------------------------------------
Net cash paid
 for acquisitions           $   58,268   $  152,306   $  510,512
Shares issued                     --         15,030      266,615
Seller financed debt            38,364       46,184      160,501
Minority ownership
 in Terminix                   100,000         --           --
-------------------------------------------------------------------
Payment for
 acquisitions               $  196,632   $  213,520   $  937,628
===================================================================

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

In June 1996, Ray D. Martin, a former salesman employed by ServiceMaster's Management Services unit, filed a lawsuit in Fulton County, Georgia, claiming that the Company had not paid him the full amount of commissions due to him. In January, 2002 the Company announced that this case had been settled out of court. The total compensatory damages and fees paid by the Company in the settlement were under $1 million.

The Company believes that other legal proceedings and currently pending litigation arising in the ordinary course of business will not have a material effect on the consolidated financial statements.

EMPLOYEE BENEFIT PLANS
Contributions to qualified profit sharing and non-qualified deferred compensation plans were made in the amount of $8.9 million in 2001, $9.3 million in 2000 and $8.4 million in 1999. Under the Employee Share Purchase Plan, the Company contributed $.8 million in 2001, $.8 million in 2000 and $.7 million in 1999. These funds defrayed part of the cost of the shares purchased by employees.

MINORITY INTEREST OWNERSHIP AND RELATED PARTIES
In December 2001, the Company acquired the minority interest in the ServiceMaster Home Service Center (SMHSC) held by Kleiner Perkins Caufield & Byers. The SMHSC was merged into a wholly-owned subsidiary of ServiceMaster. Pursuant to this merger, ServiceMaster purchased shares of SMHSC owned by employees of the Company and converted options to purchase SMHSC shares into incentive options to purchase ServiceMaster stock. A valuation opinion from a third party firm was obtained relating to the purchase price of the shares. Also in 2001, and in connection with the sale and disposition of the TruGreen LandCare Construction operations, the Company repurchased the shares of TruGreen that were previously purchased by the employees earlier in the year. The purchase and sale prices of the shares were identical.

The Company continues to maintain minority investors in the combined ARS/AMS entity as well as in Terminix. Members of management acquired, at fair market value, equity interests in ARS. The Company and the equity investors have respective options to acquire or sell the minority interests in the future at a price based on fair market value. The future acquisition of this minority interest will be recorded as additional purchase cost at the time of payment. At Terminix, the minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. This equity security is exchangeable into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share.

In January 2001, Jonathan P. Ward, President and Chief Executive Officer of ServiceMaster, purchased from ServiceMaster a 5.50% convertible debenture due January 9, 2011, with a face value of $1.1 million. ServiceMaster financed the purchase of the debenture with a 5.50% full recourse loan due January 9, 2011. In May 2001, Mr. Ward purchased a second 5.50% convertible debenture due May 10, 2011, with a face value of $1.1 million. ServiceMaster financed 50% of the purchase price of this second debenture with a 5.50% full recourse loan due May 10, 2011. Each debenture becomes convertible into 20,000 shares of ServiceMaster common stock on December 31 on each of the years 2001 through 2005.

LONG-TERM DEBT

Long-term debt includes the following:

(In thousands)                                    2001             2000
-------------------------------------------------------------------------
 Notes Payable:
  8.38%, maturing in 2001                   $      --        $    10,000
  10.81%, maturing in 2001-2002                    --             36,700
  6.65%, maturing in 2002-2004                     --             70,000
  8.45%, maturing in 2005                       250,000          250,000
  7.40%, maturing in 2006                          --            125,000
  6.95%, maturing in 2007                       100,000          100,000
  7.88%, maturing in 2009                       193,000          250,000
  7.10%, maturing in 2018                       149,000          149,000
  7.45%, maturing in 2027                       195,000          200,000
  7.25%, maturing in 2038                        88,150          150,000
Revolving credit facilities                       --             248,615
International borrowings                         36,519           90,979
Other                                           129,008          137,823
Less current portion                            (35,159)         (61,360)
--------------------------------------------------------------------------
Total long-term debt                        $ 1,105,518      $ 1,756,757
==========================================================================

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.5 times earnings before interest, taxes, depreciation, and amortization (EBITDA)) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2001, the Company is in compliance with the covenants related to these debt agreements and based on its operating outlook for 2002, expects to be able to maintain compliance in the future.

The Company does not have any debt agreements that contain put rights or provide for acceleration of the debt as a result of a change in credit rating. However, the Company has a number of debt agreements which contain standard ratings-based "pricing grids" where the interest rate payable under the agreement changes as the Company's credit rating changes. While the Company does not expect a negative change in credit ratings, the impact on interest expense resulting from changes in credit ratings is not expected to be material to the Company.

Since August 1997, ServiceMaster has issued $1.1 billion of unsecured debt securities pursuant to registration statements filed with Securities and Exchange Commission. As of year-end, ServiceMaster had $550 million of senior unsecured debt securities and equity interests available for issuance under an effective shelf registration statement.

In the fourth quarter of 2001, the Company repaid prior to maturity, its 10.81% notes maturing 2001-2002, 6.65% notes maturing 2002-2004 and its 7.4% notes maturing in 2006. In connection with the early retirement of these notes, the Company paid pretax "make-whole" premiums of $17 million. In addition, during 2001, the Company repurchased, prior to maturity, approximately $123.9 million of its public debt and recognized a pretax gain of approximately $11 million.

The Company has a committed revolving bank credit facility for up to $490 million maturing in December 2004. The facility can be used for general Company purposes. As of December 31, 2001, the Company had issued approximately $66 million of letters of credit under the facility and had unused commitments of approximately $424 million. At the Company's current credit ratings, the interest rate under the new facility is LIBOR plus 125 to 150 basis points depending upon usage. This bank facility replaced a $750 million bank revolving credit facility that was due to mature in April 2002. The interest rate payable under the new facility increased approximately 80 to 105 basis points depending upon the level of usage under the facility compared to the interest rate under the previous facility.

As of December 31, 2001, the Company had approximately $66 million of letters of credit issued under its bank credit facility and approximately $93 million of surety bonds outstanding that primarily support obligations the Company has under insurance programs. The Company expects that the surety bonds will be renewed annually. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.

The Company is exposed to interest rate fluctuations on its floating rate debt. As of year-end, the Company had approximately $37 million in floating rate borrowings. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. As of December 31, 2001, no interest rate swaps were outstanding.

Cash interest payments were $128 million in 2001, $131 million in 2000, and $97 million in 1999. Average rates paid on the revolving credit facility were 5.0 percent in 2001, 6.6 percent in 2000, and 5.5 percent in 1999. Future scheduled long-term debt payments are $35.2 million in 2002 (average rate of 3.8 percent), $52.1 million in 2003 (average rate of 4.6 percent), $33.6 million in 2004 (average rate of 5.6 percent), $262.8 million in 2005 (average rate of 8.3 percent) and $9.7 million in 2006 (average rate of 4.7 percent).

The Company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the Company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the Company would normally expect to renew the leases or substitute another location and lease.

The majority of the Company's fleet is leased through cancelable operating leases. There are residual value guarantees (ranging from 70% to 87% depending on the agreement) on these vehicles, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees. At December 31, 2001 there was approximately $260 million of residual value relating to the Company's fleet.

Rental expense for 2001, 2000 and 1999 was $162 million, $150 million and $129 million, respectively. Future long-term noncancelable operating lease payments are $75.7 million in 2002, $47.6 million in 2003, $38.7 million in 2004, $30.0 million in 2005, $25.0 million in 2006 and $55.2 million thereafter.

The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the lease up to 82 percent of the fair market value at the commencement of the lease. At December 31, 2001, approximately $87.5 million was funded under these facilities.

In the fourth quarter of 2001, the Company recorded a $17 million provision to accrue for guarantees relating to the residual value of certain properties. The Company expects to make net payments in 2002 of $17 million. The remaining amount is not required to be paid, and therefore, has not been included in the future payments listed above. Of the $95 million facilities, $80 million expires in October 2004 and $15 million expires in January 2008.

CASH AND MARKETABLE SECURITIES
Cash, money market funds and certificates of deposits, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. The Company's investments consist primarily of publicly-traded debt and common equity securities.

As of December 31, 2001, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $116.9 million and the aggregate cost basis was $115.4 million.

Interest and dividend income received on cash and marketable securities was $9.7 million, $10.0 million, and $9.0 million, in 2001, 2000, and 1999, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized.

ACCOUNTS RECEIVABLE SALES
At the end of the first quarter of 2001, the Company entered into an agreement which provides for the ongoing revolving sale of a designated pool of accounts receivable of TruGreen and Terminix. At December 31, 2001, there were no receivables that had been sold to third parties. The Company may sell its receivables under this agreement in the future and, therefore, have immediate access to cash from these sales.

Under this agreement, the Company sells, on a revolving basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary,
ServiceMaster Funding Company LLC which has entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a pool of accounts receivable to unrelated third party purchasers. ServiceMaster Funding Company LLC retains an undivided percentage interest in the pool of accounts receivable and bad debt losses for the entire pool are allocated first to this retained interest. The agreement is a 364-day facility renewable at the option of the purchasers.

As of December 31, 2001, $1.783 billion of net accounts receivable had been sold to ServiceMaster Funding Company LLC. ServiceMaster Funding Company LLC in turn sold an undivided interest to Falcon Asset Securitization Corporation under this agreement. Approximately $1.707 billion of these receivables have been collected. The amount of the retained interest in the receivables was $76 million as of December 31, 2001 and is classified as accounts receivable in the Consolidated Statements of Financial Position. The above amounts include receivables from the sold Management Services segment, which were approximately one-third of the receivables sold.


The retained interest in the accounts receivable sold is valued at the carrying amount of the retained accounts receivable net of applicable loss reserves, which approximates fair value. Management monitors the change in the outstanding retained interest and makes adjustments to its carrying amount based on actual and projected losses. Any changes in interest rates would only have a minimal impact on the value of the residual interest due to the short-term nature of the receivables.

The Company, as agent for the purchaser, retains servicing responsibilities for the sold receivables. The fees received by the Company for these services during the quarter and twelve months ended December 31, 2001, were at fair market value, therefore, no related assets or liabilities have been recorded. The loss on the Company's sale of receivables totaled $3.2 million for the twelve months ended December 31, 2001 and is included in "Minority interest and other expense (income), net" in the Consolidated Statements of Income.

COMPREHENSIVE INCOME
Comprehensive  Income,  which  encompasses  net  income,   unrealized  gains  on
marketable securities, and the effect of foreign currency translation is disclosed in the Statement of Shareholders' Equity.

(In thousands)                           2001            2000             1999
--------------------------------------------------------------------------------
Unrealized holding
 gains (losses)
 arising in period                      $ 1,562         $20,578         $ 1,026
Tax expense                                 642           8,478             471
--------------------------------------------------------------------------------
Net of tax amount                       $   920         $12,100         $   555
--------------------------------------------------------------------------------
Gains realized                          $ 8,080         $15,713         $ 7,239
Tax expense                               1,543           6,458           2,954
--------------------------------------------------------------------------------
Net of tax amount                       $ 6,537         $ 9,255         $ 4,285
================================================================================

Accumulated comprehensive income included the following components as of December 31:

(In thousands)                           2001            2000             1999
--------------------------------------------------------------------------------
Unrealized gain
 on securities                          $ 1,251         $ 6,868         $ 4,023
Foreign currency
 translation                             (3,139)         (9,700)         (5,844)
--------------------------------------------------------------------------------
Total                                   $(1,888)        $(2,832)        $(1,821)
================================================================================

SHAREHOLDERS' EQUITY
The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding.

The Company has an effective shelf registration statement to issue shares of common stock in connection with future, unidentified acquisitions. This filing allows the Company to issue registered shares much more efficiently when acquiring privately-held companies. The Company plans to use the shares over time in connection with purchases of small acquisitions. There were approximately 4.6 million shares available for issuance at year end.

As of December 31, 2001, there were 34.4 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

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

(In thousands,except per share data)        2001         2000           1999
-------------------------------------------------------------------------------
Net Income:
 As reported                         $  155,033     $  173,827      $  173,563
 SFAS 123
  pro forma                             147,423        165,657         166,601
Net Income Per Share:
Basic:
 As reported                         $      .52     $      .57      $      .56
 SFAS 123
  pro forma                                 .49            .55             .54
Diluted:
 As reported                         $      .51     $      .57      $      .55
 SFAS 123
   pro forma                                .49            .54             .53
-------------------------------------------------------------------------------

The SFAS 123 pro forma net income reflects options granted in 2001, 2000 and 1999. Had awards been granted in earlier years that carried similar vesting requirements as the current options, then the pro forma compensation expense presented would have been higher. Consequently, the pro forma disclosure is not indicative of pro forma results which may be expected in future years.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 2001, 2000 and 1999: risk-free interest rates of 4.8 percent, 6.1 percent and 5.4 percent, respectively; volatility rates of 31 percent, 29 percent and 25 percent, respectively; distribution yields of 3.7 percent, 4.1 percent and 2.5 percent, respectively; and average expected lives of 6 to 7 years. The options granted to employees in 2001, 2000 and 1999 have weighted-average fair values of $2.41, $2.19, and $4.15, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

Options and grant transactions during the last three years are summarized below:


                                                      Share              Price         Weighted Avg.      Share             Price
                                                     Options             Range        Exercise Price     Grants             Range
------------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 1998                7,269,279     $   0.73 - 22.33       $    7.51         -                  -
Total outstanding, December 31, 1998               16,912,726     $   0.73 - 22.77       $   10.89     962,730     $     2.86 - 7.96
------------------------------------------------------------------------------------------------------------------------------------
Transactions during 1999
  Granted to employees                              6,599,732     $  11.50 - 21.16       $   15.55         -                  -
  Assumed in acquisitions                           1,779,395     $   6.48 - 45.79       $   19.02         -                  -
  Exercised, paid, or vested                       (1,355,345)    $   0.73 - 18.26       $    7.61    (248,900)    $     2.86 - 7.96
  Terminated or resigned                             (435,069)    $   0.73 - 45.79       $   19.32         -                  -
------------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 1999               10,006,644     $   2.24 - 45.79       $   10.37         -                  -
Total outstanding, December 31, 1999               23,501,439     $   2.24 - 45.79       $   12.85     713,830     $     2.86 - 7.96
====================================================================================================================================
Transactions during 2000
  Granted to employees                              4,326,164     $   8.48 - 12.55       $    9.75          -                 -
  Exercised, paid, or vested                         (591,517)    $   2.24 - 14.55       $    5.04     (231,474)   $     2.86 - 7.96
  Terminated or resigned                             (966,857)    $   2.25 - 37.61       $   17.32          -                 -
------------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2000               11,985,121     $   2.25 - 45.79       $   11.57          -                 -
Total outstanding, December 31, 2000               26,269,229     $   2.25 - 45.79       $   12.43       482,356   $     2.86 - 7.96
====================================================================================================================================
Transactions during 2001
  Granted to employees                              5,184,141     $   9.10 - 12.52       $   10.63          -                 -
  Exercised, paid, or vested                         (864,418)    $   2.25 - 11.41       $    6.52      (171,518)  $     2.86 - 7.96
  Terminated or resigned                           (1,438,226)    $   2.25 - 45.79       $   15.39          -                 -
------------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2001(1)            15,069,894     $   2.25 - 45.79       $   12.02          -                 -
Total outstanding, December 31, 2001(1)            29,150,726     $   2.25 - 45.79       $   12.14     310,838     $     2.86 - 7.96
====================================================================================================================================

(1) Excludes the impact from acquisition-related options with exercise prices significantly in excess of market.


Options outstanding at December 31, 2001:

                            Number                         Weighted-          Number-         Weighted-
        Range of         Outstanding       Remaining        Average         Exercisable        Average
     Exercise Prices     at 12/31/01         Life        Exercise Price     at 12/31/01     Exercise Price
-----------------------------------------------------------------------------------------------------------
 $   2.25  -  6.44        1,556,712        2.0 Years      $    5.91          1,556,712       $    5.91
     7.30  - 10.78       11,725,421        5.0 Years           9.54          4,933,564            9.05
     10.92 - 15.94        9,132,249        7.0 Years          11.69          5,005,523           11.82
     16.12 - 22.33        6,481,218        7.0 Years          18.18          3,342,741           18.22
     27.20 - 45.79          255,126        5.0 Years          32.00            231,354           31.28
-----------------------------------------------------------------------------------------------------------
 $    2.25 - 45.79       29,150,726        6.0 Years      $   12.14         15,069,894       $   12.02
===========================================================================================================

EARNINGS PER SHARE
Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. The weighted average common shares for the diluted earnings per share calculation includes the incremental effect related to outstanding options whose market price is in excess of the exercise price. Shares potentially issuable under convertible securities have been considered outstanding for purposes of the diluted earnings per share calculations. In computing diluted earnings per share, the after-tax interest expense related to convertible debentures is added back to net income in the numerator, while the diluted shares in the denominator include the shares issuable upon conversion of the debentures.

The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation.





In thousands, except per share data)

                              For year ended 2001            For year ended 2000              For year ended 1999
                          --------------------------------------------------------------------------------------------
                            Income     Shares    EPS       Income     Shares    EPS       Income      Shares     EPS
----------------------------------------------------------------------------------------------------------------------
Basic EPS                 $ 155,033   298,659  $ 0.52    $ 173,827   302,487  $ 0.57    $ 173,563    307,637   $ 0.56
Effect of Dilutive
 Securities, net of tax:
  Options                               4,585                          3,031                           6,769
  Convertible
   debentures                 4,773     8,164                    -         -                    -          -
----------------------------------------------------------------------------------------------------------------------
Diluted EPS               $ 159,806   311,408  $ 0.51    $ 173,827   305,518  $ 0.57    $ 173,563    314,406   $ 0.55
======================================================================================================================


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

Certain amounts from prior periods have been reclassified to conform with the current presentation.





                                                                 Percent Incr.                Percent Incr.
(Unaudited, in thousands, except per share data)      2001        '01 - '00          2000      '00 - '99           1999
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
First Quarter ........................           $   735,721           1%       $   729,050        48%       $     492,911
Second Quarter .......................             1,030,176           4            990,758        10              902,132
Third Quarter ........................               997,798           3            971,465         4              932,346
Fourth Quarter .......................               837,734           5            794,244        (1)             801,246
---------------------------------------------------------------------------------------------------------------------------
                                                 $ 3,601,429           3%       $ 3,485,517        11%       $   3,128,635
===========================================================================================================================
GROSS PROFIT:
First Quarter ........................           $   194,793           7%       $   182,463        24%       $     146,599
Second Quarter .......................               333,104           5            317,360         4              304,034
Third Quarter ........................               308,343           3            300,013         2              294,171
Fourth Quarter .......................               218,982          11            196,530       (11)             220,373
---------------------------------------------------------------------------------------------------------------------------
                                                 $ 1,055,222           6%       $   996,366         3%       $     965,177
===========================================================================================================================
NET INCOME:
First Quarter (1) ....................           $    29,227          17%       $    24,893       (30%)      $      35,609
Second Quarter .......................                50,713         (24)            66,315       N/A               18,035
Third Quarter ........................                46,123          (9)            50,786       (24)              66,637
Fourth Quarter .......................                28,970          (9)            31,833       (40)              53,282
---------------------------------------------------------------------------------------------------------------------------
                                                 $   155,033         (11%)      $   173,827         0%       $     173,563
===========================================================================================================================
BASIC NET INCOME PER SHARE:
First Quarter (1) ....................           $      0.10          25%       $      0.08       (33%)      $        0.12
Second Quarter .......................                  0.17         (23)              0.22       N/A                 0.06
Third Quarter ........................                  0.15         (12)              0.17       (19)                0.21
Fourth Quarter .......................                  0.10          (9)              0.11       (35)                0.17
---------------------------------------------------------------------------------------------------------------------------
                                                 $      0.52          (9%)      $      0.57         2%       $        0.56
===========================================================================================================================
DILUTED NET INCOME PER SHARE:
First Quarter (1) ....................           $      0.10          25%       $      0.08       (33%)      $        0.12
Second Quarter .......................                  0.17         (19)              0.21       N/A                 0.06
Third Quarter ........................                  0.15         (12)              0.17       (19)                0.21
Fourth Quarter .......................                  0.10          (9)              0.11       (35)                0.17
---------------------------------------------------------------------------------------------------------------------------
                                                 $      0.51         (11%)      $      0.57         4%       $        0.55
===========================================================================================================================
CASH DIVIDENDS PER SHARE:
First Quarter ........................           $      0.10          11%       $      0.09         0%       $        0.09
Second Quarter .......................                  0.10          11               0.09         0                 0.09
Third Quarter ........................                  0.10           0               0.10        11                 0.09
Fourth Quarter .......................                  0.10           0               0.10        11                 0.09
---------------------------------------------------------------------------------------------------------------------------
                                                 $      0.40           5%       $      0.38         6%       $        0.36
===========================================================================================================================
PRICE PER SHARE:
First Quarter.........................        $ 12.00 - 9.95                $ 14.94 - 10.69                $ 22.00 - 17.50
Second Quarter........................          12.00 - 9.84                  13.75 - 10.63                  20.94 - 17.31
Third Quarter.........................          12.84 - 9.95                  11.50 -  8.38                  18.56 - 14.00
Fourth Quarter........................          14.20 -10.06                  11.50 -  8.25                  16.25 - 10.13
---------------------------------------------------------------------------------------------------------------------------
(1) 2000 has been restated for cumulative adjustment relating to the change in accounting for termite baiting contracts.