Form 10-K, Exhibit 13
period 2002-12-31
SERVICEMASTER CO
filed 2003-03-31
CIK 1052045


  FINANCIAL HIGHLIGHTS
  (In thousands, except per share data)
                                                                               (RESTATED 4)
  AS OF AND FOR THE YEARS ENDED DECEMBER 31                            2002        2001          CHANGE
  --------------------------------------------------------------------------------------------------------
  OPERATING RESULTS

  Operating revenue                                                $3,589,089    $3,561,445         1%

  Operating income (loss) (1)                                         341,336       (23,177)

  Income (loss) from continuing operations                            170,098      (164,464)

  Income (loss) from discontinued operations (2)                       (3,875)      284,270
  Extraordinary loss (3)                                               (9,229)       (3,422)
                                                                 ---------------------------

  Net income                                                         $156,994      $116,384

  Diluted earnings per share:

  Income (loss) from continuing operations                              $0.56        $(0.55)
  Discontinued operations, net (2)                                      (0.01)
                                                                                       0.95
  Extraordinary loss, net (3)                                           (0.03)        (0.01)
                                                                 ---------------------------

  Diluted earnings per share                                            $0.52         $0.39

  Cash dividends per share                                              $0.41         $0.40         3%
  --------------------------------------------------------------------------------------------------------
  FINANCIAL POSITION
  Total assets                                                     $3,414,938    $3,621,245
  Total debt                                                          835,475     1,155,193
  Shareholders' equity                                              1,218,700     1,207,187
  --------------------------------------------------------------------------------------------------------
  CASH FLOWS
  Cash from operations                                               $381,049      $362,933         5%
  --------------------------------------------------------------------------------------------------------
  SHARE PRICE RANGE
  (Traded on the New York Stock Exchange under the symbol SVM)
  High price for the year                                              $15.50        $14.20
  Low price for the year                                                 8.89          9.84
  Closing price as of December 31,                                      11.10         13.80
  --------------------------------------------------------------------------------------------------------



(1) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which eliminates the amortization of goodwill and intangible assets with indefinite lives beginning in 2002. Had the provisions of SFAS 142 been applied to 2001, amortization expense would have been reduced by $60 million ($42 million, after-tax), or $0.14 per diluted share.

     In the fourth quarter of 2001, the Company recorded a pretax charge of $345 million ($279 million, after-tax), related primarily to goodwill and asset impairments and other items. The impact on diluted earnings per share of this charge was $0.94.

(2) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in 2001. These actions included the sale in November 2001 of the Company's Management Services business as well as the decision to exit certain non-strategic and under-performing businesses including TruGreen LandCare Construction, Certified Systems, Inc. and certain Terminix operations in Europe. During the third quarter of 2002, the Company sold its remaining European Terminix operations. These operations are classified as "Discontinued Operations" for all periods presented.

(3) In 2002 and 2001, the Company repurchased a portion of its public debt securities and in 2001 the Company prepaid some of its longer-term debt. The net impact of these transactions was extraordinary losses of $9 million ($15 million pretax) and $3 million ($6 million pretax) in 2002 and 2001, respectively. The Company intends to adopt SFAS 145 beginning in fiscal 2003. Adoption of this Statement in 2003 will result in the reclassification of the extraordinary losses into income from continuing operations.

(4) See the "Restatement" section in the Notes to the Consolidated Financial Statements for the basis of the restatement and the financial statement impact.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2002 COMPARED WITH 2001
CONSOLIDATED REVIEW
The Company has restated its financial statements for 2001 and 2000 as well as the previously reported 2002 quarterly results. See the "Restatement" section in the Notes to the Consolidated Financial Statements for the basis of the restatement and the financial statement impact. This Management Discussion and Analysis reflects the impacts of the restatement.

Revenues for 2002 were $3.6 billion, one percent above 2001 with operating income of $341 million. The Company recorded income from continuing operations in 2002 of $170 million, a loss from discontinued operations of $4 million, and a $9 million extraordinary loss from the early extinguishment of debt. Net income was $157 million in 2002 and $116 million in 2001 and diluted earnings per share were $.52 in 2002 and $.39 in 2001.

Diluted earnings per share from continuing operations was $.56 in 2002 compared with a loss of $(.55) in 2001. There were three significant items in 2001 that impact the comparability of the reported amounts with the 2002 figures. First, diluted earnings per share from continuing operations for 2001 includes a charge of $.94 per share ($345 million pretax) primarily related to goodwill and asset impairments and other items. Second, as discussed further in the Notes to the Consolidated Financial Statements, Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets", requires that beginning in 2002, goodwill and trade names no longer be amortized. SFAS 142 does not permit the restatement of 2001 financial information to reflect the impact of this Statement. The diluted earnings per share equivalent of reduced amortization expense under SFAS 142 is $.14 ($60 million pretax) for 2001. Third, in the fourth quarter of 2001, the Company received approximately $740 million of after-tax proceeds, net of expected cash payments relating to the sale and exit of discontinued businesses.

In 2002, operating income was $341 million compared to an operating loss of $23 million in 2001. The 2001 figure includes a $345 million charge primarily related to goodwill and asset impairments and other items. Additionally, the reduced amortization expense under SFAS 142 was $60 million. Operating income margins after adjusting for these items decreased to 9.5 percent of operating revenue in 2002 from 10.7 percent in 2001. The decline in operating income reflects strong growth at American Home Shield offset by reduced volume in the heating, ventilation and air conditioning (HVAC) and plumbing businesses of ARS and AMS, increased workers compensation and health insurance costs, as well as increased expenditures related to enterprise-wide initiatives.

Cost of services rendered and products sold were unchanged compared to the prior year and decreased as a percentage of revenue to 69.1 percent in 2002 from 69.6 percent in 2001. This decrease reflects a change in the mix of business as TruGreen ChemLawn, Terminix, and American Home Shield increased in size in relationship to the overall business of the Company. These businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenue. Selling and administrative expenses increased 11 percent and increased as a percentage of revenue to 21.2 percent from 19.3 percent in 2001. This increase in selling and administrative expenses reflects increased expenditures for marketing leadership and sales initiatives, as well as enterprise-wide expenditures in procurement, technology and initiatives to measure and improve customer and employee satisfaction.

Interest expense decreased from the prior year, reflecting reduced debt levels resulting from the pay down of debt with the proceeds received from the sales of the Management Services and certain European pest control businesses as well as strong cash flows from operations. Interest income declined as a result of net investment losses recorded on the American Home Shield investment portfolio in 2002 compared with net investment gains from this portfolio as well as venture capital gains realized in 2001. Minority interest and other expense increased in 2002 because 2001 included minority interest income related to the ServiceMaster Home Service Center initiative. In the first quarter of 2001 and until May 2001, the operating losses of ServiceMaster Home Service Center had been offset through minority interest income (below the operating income line) because of investments in the venture made by Kleiner Perkins Caufield & Byers. In December 2001, the Company acquired the minority interest in the ServiceMaster Home Service Center held by Kleiner Perkins.

The tax provision in 2002 reflects a lower effective tax rate based on benefits received through the consolidation for tax purposes of the ServiceMaster Home Service Center. As a result of the Company's acquisition of the minority interest, it was able to reorganize the subsidiary in 2002 and utilize prior year net operating losses of this subsidiary operation.

EXTRAORDINARY LOSS
In the second quarter of 2002, the Company repurchased a portion of its public debt securities and recorded an extraordinary loss of $.03 per diluted share ($9 million after-tax) resulting from the early extinguishment of debt.

In the fourth quarter of 2001, the Company used a portion of the cash proceeds from the sale of Management Services to pay down debt and recorded an extraordinary loss of $.03 per diluted share ($9 million after-tax) resulting from the early extinguishment of debt. This was partially offset by the realization of gains ($.02 per diluted share; $6 million after-tax) resulting from the repurchase of certain ServiceMaster corporate debt in the first quarter.

As discussed in the Notes to the Consolidated Financial Statements, the Company intends to adopt SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2003. Adoption of this Statement in 2003 will result in the reclassification of the extraordinary loss resulting from extinguishment of debt into interest expense within income from continuing operations.

KEY PERFORMANCE INDICATORS

The table below presents selected metrics related to customer counts and customer retention for the three most profitable businesses of the Company. These measures are presented on a rolling, twelve-month basis.

                                             KEY PERFORMANCE
                                               INDICATORS
                                           As of December 31,

                                            2002           2001
                                        -----------    -----------
TRUGREEN -
   Growth in Full Program Contracts             2%            -4%
   Customer Retention Rate                   59.3%          57.7%

TERMINIX -
   Growth in Pest Control Customers             2%            25%
   Pest Control Customer Retention           75.8%          77.8%
Rate

   Growth in Termite Customers                  -%            30%
   Termite Customer Retention Rate           89.0%          89.7%

AMERICAN HOME SHIELD -
   Growth in Warranty Contracts                15%            14%
   Customer Retention Rate                   53.5%          52.4%



OUTLOOK
Economic uncertainty and world events contributing to consumer confidence being at a ten-year low, make it particularly difficult for the Company to have visibility to the full year results for 2003. If current conditions persist, the Company expects to achieve mid single-digit earnings growth in 2003.

SEGMENT REVIEW (2002 VS. 2001)
SEGMENT RESULTS FOR 2002 REFLECT THE ELIMINATION OF GOODWILL AND TRADE NAME AMORTIZATION REQUIRED UNDER SFAS 142. THEREFORE, FOR COMPARATIVE PURPOSES, 2001 RESULTS HAVE BEEN PRESENTED ON A PROFORMA BASIS AS IF SFAS 142 HAD BEEN IN EFFECT FOR 2001 THEREBY EXCLUDING THE AMORTIZATION EXPENSE AFFECTED BY THE NEW ACCOUNTING STANDARD. (SEE THE "BUSINESS SEGMENT REPORTING" NOTE IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS). MANAGEMENTS DISCUSSION AND ANALYSIS FOCUSES ON THE 2002 REPORTED AND THE 2001 PROFORMA AMOUNTS.

TRUGREEN SEGMENT
The TruGreen segment includes lawn care services performed under the TruGreen ChemLawn brand name and landscape maintenance services provided under the TruGreen LandCare brand name. The TruGreen segment reported revenues of $1.4 billion, slightly above the prior year. Operating income was $171 million, a decrease of five percent compared to $181 million (proforma) in 2001.

Revenue in the lawn care business increased one percent over 2001, which included a two percent increase in customer contracts over 2001. This increase compares with a four percent decline in customer contracts in 2001. The Company is realizing the benefit of improved customer retention as well as the impact from new marketing strategies. In addition to telemarketing, which is the primary channel used by TruGreen ChemLawn to sell its services, the business has increased expenditures on direct mail and television advertising leading to higher sales of new customers. Quality and other satisfaction initiatives have resulted in the customer retention rate improving 160 basis points to 59.3 percent compared with 57.7 percent in 2001. Margins in the lawn care operations declined slightly, reflecting increased expenditures in marketing and customer retention initiatives, partially offset by margin improvements resulting from revenue growth and the quality of service and Six Sigma initiatives.

Revenue in the landscape maintenance business declined one percent as a softer economic environment contributed to a decline in the core maintenance business as well as a decline in add-on services (e.g., seasonal flower plantings). Despite the decline in the maintenance business, the contract base is more profitable reflecting lower job costs, improved pricing, and a stronger customer base. This business has strengthened and expanded its sales operations. Operating income margins in the landscaping business declined primarily as a result of higher workers compensation claims and increased expenditures for field operations training. Management continues to focus on labor efficiency and margin improvement through Six Sigma projects. Capital employed decreased two percent, primarily reflecting improved working capital management resulting from increased customer prepayments and elimination of excess equipment.

TERMINIX SEGMENT
The Terminix segment, which includes termite and pest control services, reported a nine percent increase in revenue to $924 million from $845 million in 2001 and operating income growth of four percent to $127 million from $123 million (proforma) last year. Revenue growth was driven by the acquisition in October 2001 of Sears Termite & Pest Control as well as solid internal growth. As expected by the Company, there has been a substantial decrease in profitable pest control customers from the Sears name in certain markets. New sales in these markets have not kept pace with cancellations and as a result, overall customer retention rates have shown a decline. The Company has begun to experience a reduction in revenue growth which is likely to continue into 2003. In addition, as experienced during late 2002, operating margins have been impacted by the near-term expenses associated with the rollout of Terminix's new branch information system. The rollout of this system to the branches will continue through 2004. The system will be an important tool in the Company's efforts to improve sales productivity, customer service, cost efficiency and regulatory compliance. Operating margins for the year decreased 80 basis points reflecting the near term expenses related to the new information system as well as increased expenditures for marketing and health insurance, partially offset by improved branch efficiencies. Capital employed increased four percent to support overall business growth.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment, which provides home warranties to consumers that cover HVAC, plumbing and other appliances, reported a 15 percent increase in revenue to $424 million from $369 million in 2001 and operating income growth of 84 percent to $48 million compared to $26 million (proforma) in 2001. Revenue growth reflected increases in all sales channels, complemented by improved customer retention. Operating margins improved as the segment benefited from strong volume growth, improved management of service costs and reduced incidence of claims resulting, in part, from less extreme weather trends. In light of the favorable impact that the weather had on operating margins, management believes margins will be somewhat lower in 2003. Capital employed increased 21 percent reflecting the volume growth in the business resulting in an increased level of required regulatory investments.

ARS/AMS SEGMENT
The ARS/AMS segment, which provides direct HVAC and plumbing services reported revenue of $719 million, a decrease of 12 percent compared with $820 million in 2001. Operating income decreased 65 percent to $17 million, compared with $49 million (proforma) in the prior year. Industry wide there is a growing trend by consumers to repair rather than replace defective equipment, reflecting uncertainties in the economy, as well as a marked reduction in construction activity. A decline in call volume for residential air conditioning and plumbing service resulted in the Company's decrease in revenue and profit. Margins declined in part due to higher marketing and insurance costs. In addition, lower revenue led to reduced leverage of the fixed cost structure. ARS and AMS continue their efforts towards a comprehensive rebuilding of marketing and sales strategies by hiring a marketing leader and expanding the sales force and sales training. Management has realigned its field operating structure to narrow the span of control. The leaders of ARS are conducting a thorough review of individual branches to determine their long-term profit potential and whether under performing locations should be exited. Capital employed decreased four percent, reflecting improved working capital management from a reduction in accounts receivable days sales outstanding.

OTHER OPERATIONS SEGMENT
The Other Operations segment includes the Company's ServiceMaster Clean, Merry Maids, and international operations as well as its headquarters functions. Reported segment revenues of $149 million in 2002 compared with $158 million in the prior year. The segment reported an operating loss of $23 million compared with a loss of $342 million (proforma) in 2001. The 2001 results include a charge of $345 million related primarily to goodwill and asset impairments and other items.

The 2002 results reflect continuing growth in profit from the franchise businesses, offset by higher costs related to enterprise initiatives and lower profits from trade name licensing. Revenues from the franchise operations decreased by one percent. ServiceMaster Clean revenue in 2001 included direct management of a significant disaster restoration project at the Pentagon, which was, in part, offset in 2002 by growth in the remaining franchise disaster restoration business and acquisitions at Merry Maids. Operating margin improvement in the franchise operations reflects the impact of prior year work at the Pentagon which was at a lower margin and higher fee income, offset in part by an increased mix of direct owned branches at Merry Maids, which carry lower margins than the base franchise business.

Operating income in the Other Operations segment includes income from license agreements for the use of Company-owned trade names in certain markets. In the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom and entered into a two year licensing agreement with the buyer for the use of the Terminix trade name in the United Kingdom. This agreement was valued at $6 million and accordingly, a like amount was allocated from the purchase price. In the fourth quarter of 2001, the Company sold its Management Services business unit and the Company entered into a three-year licensing agreement with ARAMARK for the use of the ServiceMaster trade name in certain markets. This agreement was valued at $15 million and accordingly, a like amount was allocated from the purchase price. The Company recorded the license fee income in the fourth quarter of 2001 related to this agreement.

Total initial and recurring franchise fees (excluding the aforementioned trade name license agreements) represented 2.5 percent of consolidated revenue in both 2002 and 2001 and related franchise operating expenses were 1.6 percent and 1.7 percent of consolidated operating expenses in 2002 and 2001, respectively. Franchised revenue consist principally of continuing monthly fees based upon the franchisee revenue and is recognized when the related franchise revenue is reported from the franchisee and collectibility is assured. Franchise revenue also includes initial franchise fees resulting from the sale of the franchise, which are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed. Total initial and recurring franchise fee income (excluding the aforementioned trade name license agreements) comprised 11.3 percent and 10.2 percent of consolidated operating income in 2002 and 2001, respectively. The portion of total franchise fee income related to initial fees received from the sales of franchises was not material to the Company's consolidated financial statements for all periods.

The Other Operations segment increased expenditures in 2002 on technology and major operational initiatives to improve operating efficiency and build greater customer and employee satisfaction. Capital employed in this segment includes the discontinued operations and therefore is significantly reduced from the prior year, reflecting the prior year divestitures of businesses.

DISCONTINUED OPERATIONS
During the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom. The impact of this sale was not material to the consolidated financial statements.

In 2001 the Company sold its Management Services business to ARAMARK Corporation for approximately $800 million. The all-cash transaction closed on November 30, 2001 and the Company recorded an after-tax gain of $404 million from this sale. (A portion of Management Services was not sold as part of this transaction and represented a $15 million loss upon disposition). In addition, the Company exited several non-strategic and under-performing businesses including TruGreen LandCare Construction, Certified Systems Inc.
(CSI), and certain Terminix Europe operations. The TruGreen LandCare Construction operations were sold to Environmental Industries, Inc. (EII) in certain markets. EII managed the wind-down of the contracts in the remaining markets. The Company also sold all of its customer contracts relating to CSI (the Company's professional employer organization) to AMS Staff Leasing, N.A., Inc.

Reported "Discontinued operations" for all periods presented include the operating results of the sold and discontinued businesses noted above and 2001 also includes the gain from the sale of Management Services, net of losses from the disposition of other entities.

In the fourth quarter of 2002, the purchaser of the Company's European pest control and property services operations made a claim for a purchase price adjustment (relating to the 2001 sale), relating to an alleged breach of certain conditions in the purchase agreement. In the course of responding to that claim, the Company discovered that personnel of the former operations had made unsupported monthly adjustments to certain accounts. The Company subsequently agreed to an adjustment to the purchase price consisting of an $8 million cash payment and the cancellation of a previously reserved note receivable of $7 million. This $8 million charge was recorded in 2002.

The components of discontinued operations are as follows:

(In thousands)                2002           2001           2000
-----------------------------------------------------------------
Management
  Services income*             $ -       $33,172        $40,683
Income (loss) from
  other discontinued
  operations                   965       (72,115)          (115)
Gain on sale of
  Management Services,
  net of losses
  from disposition of
  other entities            (4,840)      323,213              -
-----------------------------------------------------------------
Discontinued
  operations               ($3,875)     $284,270        $40,568
-----------------------------------------------------------------

* This business was sold on November 30, 2001, consequently the 2001 results reflect eleven months of operations.

2001 COMPARED WITH 2000
CONSOLIDATED REVIEW
Revenues for 2001 increased four percent to $3.6 billion. The Company reported an operating loss in 2001 of $23 million compared to operating income of $321 million in 2000. The Company reported a loss from continuing operations in 2001 of $164 million (after the $279 million after-tax impact of the charge), income from discontinued operations of $284 million, and a $3 million extraordinary loss from the early extinguishment of debt. Net income was $116 million in 2001 and $154 million in 2000 and diluted earnings per share was $.39 in 2001 and $.50 in 2000.

Diluted earnings per share from continuing operations was a loss of $(.55) in 2001 compared to income of $.41 in 2000. As previously noted, diluted earnings per share from continuing operations for 2001 includes a charge of $.94 per diluted share ($345 million pretax) primarily related to goodwill and asset impairments and other items.

In 2001, the Company reported an operating loss of $23 million compared to operating income of $321 million in 2000. The 2001 figure includes a $345 million charge primarily related to goodwill and asset impairments and other items. In addition, both 2001 and 2000 include amortization expense that has been eliminated under SFAS 142. Operating income margins on a comparable basis after adjusting for the charge and SFAS 142 decreased to 10.7 percent in 2001 from 11.1 percent in 2000. The events of September 11th and the already weakened economy contributed to earnings pressure during the third and fourth quarters of 2001 by bringing caution and changes in consumer buying behavior. The Company experienced the downturn in the economy as customers began deferring the replacement of HVAC units, landscape and lawn care customers showed a reduced propensity to purchase enhancements and there were increased skips in maid service.

On a consolidated basis, costs of services rendered and products sold increased two percent and decreased as a percentage of revenue to 69.6 percent from 71.1 percent in 2000. Selling and administrative expenses increased 14 percent and increased as a percentage of revenue to 19.3 percent from 17.6 percent in 2000.

Interest expense decreased from 2000, primarily due to reduced debt levels from improved cash flows, debt retirements with the proceeds from the Management
Services sale, and the sale of certain of the Company's accounts receivable throughout the year. Interest income decreased primarily due to a lower level of investment gains realized, net of impairment losses in 2001.

Minority interest and other expense reflected $19 million more expense than 2000 due to reduced minority interest income of $8 million related to the ServiceMaster Home Service Center venture, increased minority interest expense of $8 million related to the equity security issued in the Allied Bruce acquisition, and a $3 million loss recorded in 2001 on the Company's sale of receivables. Throughout 2000 and until May 2001, the operating losses of ServiceMaster Home Service Center had been offset through minority interest income (below the operating income line) because of investments in the venture made by Kleiner Perkins Caufield & Byers. In 2001, this minority interest income totaled $6 million, compared with $14 million in 2000. In May 2001, the cumulative operating losses of ServiceMaster Home Service Center began exceeding the funding provided by Kleiner Perkins. As a result, all of the operating losses after May of 2001 had been absorbed in the Company's financial statements without an offset at the minority interest income line.

EXTRAORDINARY LOSS
In the fourth quarter of 2001, the Company used a portion of the cash proceeds from the sale of Management Services to pay down debt balances and recorded an extraordinary loss of $.03 per diluted share ($9 million after-tax) resulting from the early extinguishment of debt. This was partially offset by the realization of gains ($.02 per diluted share; $6 million after-tax) resulting from the repurchase of corporate debt in the first quarter.

As previously discussed, the Company intends to adopt SFAS 145 in 2003, which will result in the reclassification of the extraordinary loss into interest expense within income from continuing operations.

SEGMENT REVIEW (2001 VS. 2000)
2001 AND 2000 RESULTS HAVE BEEN PRESENTED ON A PROFORMA BASIS AS IF SFAS 142 HAD BEEN IN EFFECT FOR 2001 AND 2000 THEREBY EXCLUDING THE AMORTIZATION EXPENSE AFFECTED BY THE NEW ACCOUNTING STANDARD. (SEE THE "BUSINESS SEGMENT REPORTING"
NOTE IN THE NOTES TO THE FINANCIAL STATEMENTS). MANAGEMENTS DISCUSSION AND ANALYSIS FOCUSES ON THE 2001 AND 2000 PROFORMA AMOUNTS.

TRUGREEN SEGMENT
This segment's results for both 2001 and 2000 exclude the discontinued TruGreen LandCare Construction business. The TruGreen segment reported revenue of $1.4 billion, consistent with 2000. Operating income decreased three percent to $181 million (proforma) from $187 million (proforma) in 2000.

Revenue in the lawn care business was consistent with 2000, reflecting the realization of price increases and growth in ancillary services, offset by a decrease in customer counts. The lawn care operations' results were negatively impacted by winter weather conditions that persisted much later in the first quarter of 2001 than in 2000, resulting in reduced production levels and lower margins from sub-optimal labor utilization and fixed cost leverage. In addition, management was optimistic that the selling season, which had been delayed due to adverse weather in March and April, would rebound in the second and third quarters. However, sales were below expectations and margins in the lawn care operations were unfavorably impacted by a cost structure that was in place to support a higher anticipated level of demand.

Landscape maintenance revenue increased one percent compared to 2000. Revenue growth was negatively affected by management's decision to enforce stricter profitability standards on contract sales and renewals as well as soft sales in enhancement services. Operating margins in the landscaping operations increased reflecting improved labor efficiency, offset in part by higher plant and material costs. Capital employed decreased five percent primarily reflecting continued improvement of working capital and the reduction of excess equipment levels.

TERMINIX SEGMENT
The Terminix segment reported a 16 percent increase in revenue to $845 million from $728 million in 2000 and operating income growth of 25 percent to $123 million (proforma) from $98 million (proforma) in 2000. The strong growth reflects the impact of acquisitions, the continued migration of the customer base to termite baiting systems, improved customer retention, and the impact of price increases. In January 2001, the Company acquired the Allied Bruce Terminix Companies, the largest Terminix franchise and the fourth largest pest control company in the United States. In October 2001, the Company completed the acquisition of certain assets of Sears Termite and Pest Control, Inc. The improvement in Terminix's operating margins reflects the benefit of acquisitions, in particular an increased mix of higher margin termite baiting sales, as well as the impact of price increases and ongoing productivity improvements. Capital employed increased 15 percent primarily due to acquisitions, offset in part by higher prepaid contracts and improved working capital management.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment reported a 17 percent increase in revenue to $369 million compared to $315 million in 2000 reflecting double-digit growth in all sales channels. Operating income increased 25 percent to $26 million
(proforma) compared to $21 million (proforma) in 2000. Operating margin improvement reflected a decrease in the incidence of claims and expanded use of network contractors with negotiated lower rates, partially offset by a greater mix of higher cost claims. Capital employed decreased four percent, resulting from improved management of working capital.

ARS/AMS SEGMENT
The ARS/AMS segment reported revenue growth of four percent to $820 million, compared to $787 million in 2000. Operating income decreased ten percent to $49 million (proforma), compared to $55 million (proforma) in 2000. Revenue growth was supported primarily by acquisitions and price increases. Call volume for residential plumbing and HVAC services was below management's expectations and was impacted by cooler weather, a softening economic environment and a slow-down in construction activity. Of all the businesses in ServiceMaster, ARS/AMS has the largest mix of non-recurring revenue and is most affected by new construction, and consequently appears to be most impacted by the condition of the economy. In an effort to mitigate the impact of the volume shortfall on operating margins, the Company implemented a detailed cost reduction program in the second and third quarters of 2001. In addition, in order to focus on improving performance, the Company discontinued acquisition activity in the fourth quarter of 2001. Capital employed increased three percent, primarily reflecting the impact of acquisitions.

OTHER OPERATIONS SEGMENT

Revenues in the Other Operations segment decreased 30 percent to $158 million from $226 million, primarily reflecting divestitures in 2000. The operating loss in 2001 of $342 million (proforma) compared with operating income of $19 million (proforma) in 2000. 2001 results include a charge of $345 million primarily related to goodwill and asset impairments and other items.

In 2001, the Company recognized $15 million of license fee income related to a three-year licensing agreement with ARAMARK for the use of the ServiceMaster trade name in certain markets. This fee income was offset by increased expenditures in ServiceMaster Home Service Center and corporate support functions.

The  franchise  operations,   ServiceMaster  Clean  and  Merry  Maids,  achieved
double-digit   revenue  and  profit  growth,
reflecting growth in disaster restoration services (which included a significant level of direct managed disaster restoration work at the Pentagon in 2001), the benefit of successful marketing programs, national account relationships, and employee retention initiatives. Total initial and recurring franchise fees (excluding the aforementioned licensing fee) represented 2.5 percent of consolidated revenue in both 2001 and 2000 and 1.7 percent of consolidated operating expenses in both 2001 and 2000. Total franchise fee income comprised
10.2 percent and 9.8 percent of consolidated operating income in 2001 and 2000, respectively.

2002 FINANCIAL POSITION AND CASH FLOWS
Net cash provided from operations was $381 million in 2002, $18 million higher than 2001 and $224 million in excess of 2002 net income. The increase reflects lower working capital usage. This improvement included better receivable and payables management, most notably in the TruGreen ChemLawn and ARS businesses.

Property additions increased $19 million, reflecting the net purchase price relating to the residual value guarantees of leases for five assisted living facilities sold in the second quarter. Cash used for acquisitions declined to $13 million from $56 million in 2001 reflecting the reduction or curtailment of acquisitions at Terminix and ARS.

CASH AND DEBT LEVELS
Cash and marketable securities totaled approximately $303 million at December 31, 2002. In 2002, the Company repurchased a portion of its publicly traded debt with a principal amount of $252 million, including approximately $218 million repurchased in a tender offer during the second quarter of 2002. The Company has completed the debt reduction program announced in October 2001. As a result of continued strong cash flows and the application of the net proceeds received from the Company's 2001 dispositions, total debt was reduced by $320 million for the twelve months ended December 31, 2002. This represents a reduction in debt outstanding of approximately $1.0 billion over the last two years and the Company's lowest level in over five years. The debt repurchase allowed the Company the opportunity to lengthen its maturity profile by focusing the majority of the repurchase on debt with shorter maturities. Approximately 67 percent of the Company's debt now matures beyond five years and 42 percent beyond fifteen years. The Company's next significant debt maturity is not until 2005.

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.5 times EBITDA) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2002, the Company was in compliance with the covenants related to these debt agreements and based on its operating outlook for 2003 expects to be able to maintain compliance in the future. The Company does not have any debt agreements that contain put rights or provide for acceleration of maturity as a result of a change in credit rating.

Management believes that funds generated from operations and other existing resources will continue to be adequate to satisfy ongoing working capital needs of the Company. The Company has a committed revolving credit facility for $490 million, which will expire in December 2004. As of December 31, 2002, the Company had issued approximately $136 million of letters of credit under the facility and had unused commitments of approximately $354 million. The Company also has $550 million of senior unsecured debt and equity securities available for issuance under an effective shelf registration statement.

In 2001, the Company entered into an agreement to ultimately sell, on a revolving basis, certain receivables to unrelated third party purchasers. At December 31, 2002 and 2001, there were no receivables outstanding that had been sold to third parties. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company.

The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. There are residual value guarantees of these properties up to 82 percent of the fair market value of the properties. At December 31, 2002 there was approximately $72 million funded under these facilities. Of the $95 million in facilities, $80 million expires in October 2004 and $15 million expires in January 2008. Approximately $15 million of these leases that involve constructed properties have been included on the balance sheet as assets with related debt as of December 31, 2002 and 2001.

The majority of the Company's vehicle fleet is leased through operating leases. The lease terms are non-cancelable for the first twelve month term, then are month-to-month leases, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles, which historically have not resulted in significant net payments to the lessors. At December 31, 2002, there was approximately $257 million of residual value relating to the Company's fleet.

The following table presents the Company's obligations and commitments:

(IN MILLIONS)         Total      < 1 Yr   2-3 Yrs  4-5 Yrs > 5 yrs
-----------------------------------------------------------------
Debt balances            $835      $31     $175     $70     $559
Non-cancelable
 operating
 leases                   261       63       90      57       51
-----------------------------------------------------------------
Total amount           $1,096      $94     $265    $127     $610
-----------------------------------------------------------------

As of December 31, 2002, the Company had approximately $136 million of letters of credit issued under its bank credit facility and approximately $26 million of annually renewable surety bonds outstanding that primarily support obligations the Company has under insurance programs. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.

DISCONTINUED OPERATIONS
The assets and liabilities related to discontinued businesses have been classified in separate captions on the Consolidated Statements of Financial Position. This includes the assets and liabilities specifically related to the CSI, LandCare Construction, and Terminix Europe businesses. The decrease in assets of the discontinued operations reflects the sale of equipment and receivable collections. The decline in liabilities from discontinued operations represents the settlement of insurance claims and other cash payments. The remaining liabilities primarily represent the obligations related to long-term insurance claims and litigation exposures.

CONTINUING OPERATIONS
Receivables are slightly below the level last year reflecting improved collections and days sales outstanding at several businesses. Deferred customer acquisition costs increased reflecting growth in the volume of baiting contracts written at Terminix. The Company capitalizes sales commissions and other direct contract acquisition costs relating to termite baiting and pest contracts, as well as home warranty agreements. Property and equipment decreased slightly, reflecting general business growth offset by depreciation expense on larger-scale technology projects. The Company does not have any material capital commitments at this time.

Deferred revenue increased reflecting growth in warranty contracts written at American Home Shield, increased volume in termite baiting contracts and customer prepayments in the lawn care business.

As of the date of the Company's acquisition of ARS in 1999, certain members of management acquired, at fair market value, equity interests in the HVAC and plumbing operations. In the fourth quarter of 2002, the Company repurchased, at fair market value, these shares. The Company continues to maintain minority investors in Terminix. This minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. This equity security is convertible into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share.

Total shareholders' equity increased one percent to $1.2 billion, reflecting earnings partially offset by dividends paid to shareholders. Cash dividends paid to shareholders totaled $123 million, or $.41 per share, compared to $.40 per share in 2001. The total amount of cash dividends increased four percent from the prior year primarily reflecting the per share increase.

In January 2003, the Company paid a cash dividend of $.105 per share and in March 2003, declared a second quarter cash dividend of $.105 per share payable on April 30, 2003. The timing and amount of future dividend increases are at the discretion of the Board of Directors and will depend on, among other things, the Company's capital structure objectives and cash requirements. In July 2000, the Board of Directors authorized $350 million for share repurchases. In 2002, the Company repurchased $52 million of its shares. There remains approximately $229 million available for repurchases under the July 2000 authorization. Decisions relating to any future share repurchases will depend on various factors such as the Company's commitment to maintain investment grade credit ratings and other strategic investment opportunities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The economy and its impact on discretionary consumer spending, labor wages, fuel prices, insurance costs and medical inflation rates could be significant to future operating earnings.

The  Company  does  not hold or  issue  financial  instruments  for  trading  or speculative purposes. The Company has entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of financial instrument transactions is not material to the Company's financial statements.

The Company generally maintains the majority of its debt at fixed rates. Over 95 percent of total debt at December 31, 2002 and December 31, 2001 was at a fixed rate. The payments on the approximately $72 million of funding outstanding under the Company's real estate operating lease facilities as well as its vehicle fleet and equipment operating leases (approximately $257 million in residual value) are tied to floating interest rates. Nonetheless, the Company believes its exposure to interest rate fluctuations is not significant to its overall results of operations.

The Company has several debt and lease agreements where the interest rate or rent payable under the agreements automatically adjusts based on changes in the Company's credit ratings. While the Company is not currently expecting a change in its credit ratings, based on amounts outstanding at December 31, 2002, a one rating category improvement in the Company's credit ratings would reduce expense on an annualized basis by approximately $0.7 million. A one rating category reduction in the Company's credit ratings would increase expense on an annualized basis by approximately $1.3 million.

The following table summarizes information about the Company's fixed rate debt instruments as of December 31, 2002 and presents the principal cash flows and related weighted-average interest rates by expected maturity dates. The fair value of the Company's fixed rate debt was approximately $880 million at December 31, 2002.

                      Expected Maturity Date
                 ----------------------------------
                                                    There-
 (In millions)   2003   2004  2005   2006   2007    after  Total
-----------------------------------------------------------------
Fixed rate debt  $31    $24   $151   $11    $59     $559   $835
  Avg. Rate      4.2%   4.8%   8.2%  6.0%   6.7%     7.5%   7.2%
-----------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES
The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, settlement of home warranty claims, the possible outcomes of outstanding litigation, the useful lives for depreciation and amortization expense and the valuation of tangible and intangible assets.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analysis that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks. The Company generally has self-insured retention limits and has obtained insured layers of coverage above such self-insured retention limits. Accruals for self-insurance losses are recorded based on the Company's claims experience and actuarial assumptions. The establishment of appropriate reserves is an inherently uncertain process. Reserve estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which could be material, are reflected in the period identified.

Tangible (fixed) and intangible assets with finite lives are depreciated and amortized, on a straight-line basis, over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential market obsolescence and other industry and business data. The Company also periodically reviews the assets for impairment and a loss would be recorded, if and when, the Company determines that the book value of the asset exceeds the true value to the Company. Changes in the estimated useful lives or in asset values could cause the Company to adjust its book value or future expense accordingly. The Company also reviews its goodwill and trade names at least once a year for impairment. An impairment loss would be recorded, if and when, the Company determines that the expected present value of the future cash flows is less than the book value.

Revenues from lawn care, pest control, liquid and fumigation termite applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized as they are earned based upon monthly contractual arrangements or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC, are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatment). Termite services using baiting stations as well as home warranty services typically are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenues consist principally of monthly fee revenue which is recognized when the related franchise revenue is reported from the franchisee and collectibility is assured. Franchise revenue also includes initial franchise fees resulting from the sale of the franchise, which are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed.

Customer acquisition costs, which are incremental and direct costs of obtaining the customer, are deferred and amortized over the life of the contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.







FORWARD-LOOKING STATEMENTS


THE COMPANY'S ANNUAL REPORT CONTAINS STATEMENTS CONCERNING FUTURE RESULTS AND OTHER MATTERS THAT MAY BE DEEMED TO BE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY INTENDS THAT THESE FORWARD-LOOKING STATEMENTS, WHICH LOOK FORWARD IN TIME AND INCLUDE EVERYTHING OTHER THAN HISTORICAL INFORMATION, BE SUBJECT TO THE SAFE HARBORS CREATED BY SUCH LEGISLATION. THE COMPANY NOTES THAT THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION OR CASH FLOWS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN A FORWARD-LOOKING STATEMENT INCLUDE THE FOLLOWING (AMONG OTHERS): EXTREME WEATHER CONDITIONS THAT AFFECT THE DEMAND FOR THE COMPANY'S SERVICES; COMPETITION IN THE MARKETS SERVED BY THE COMPANY; LABOR SHORTAGES OR INCREASES IN WAGE RATES; UNEXPECTED INCREASES IN OPERATING COSTS, SUCH AS HIGHER INSURANCE, HEALTH CARE OR FUEL PRICES; INCREASED GOVERNMENTAL REGULATION OF TELEMARKETING; GENERAL ECONOMIC CONDITIONS IN THE UNITED STATES, ESPECIALLY AS THEY MAY AFFECT HOME SALES OR CONSUMER SPENDING LEVELS; TIME AND EXPENSES ASSOCIATED WITH INTEGRATING AND WINDING DOWN BUSINESSES; AND OTHER FACTORS DESCRIBED FROM TIME TO TIME IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.


FIVE YEAR FINANCIAL SUMMARY


                                                                         (Restated 1)   (Restated 1)   (Restated 1)    (Restated 1)
                                                                 2002         2001          2000            1999           1998
(In thousands, except per share data)                                                                     unaudited     unaudited
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Operating revenue                                            $3,589,089    $3,561,445    $3,421,802      $3,063,668     $2,185,352
Operating income                                                341,336      (23,177)       320,851         245,672        296,530
   PERCENTAGE OF OPERATING REVENUE                                 9.5%        (1.0%)          9.4%            8.0%          13.6%
Non-operating expense                                            77,770       121,718       103,733          86,981         77,644
Provision for income taxes                                       93,468        19,569        92,844          67,628         90,510
                                                           ------------------------------------------------------------------------
Income from continuing operations                               170,098     (164,464)       124,274          91,063        128,376

Discontinued operations, net                                    (3,875)       284,270        40,568          61,626         51,601
Extraordinary loss, net of income taxes                         (9,229)       (3,422)             -               -              -
Cumulative effect of accounting change,
  net of income taxes                                                 -             -      (11,161)               -              -
                                                           ------------------------------------------------------------------------
Net income                                                     $156,994      $116,384      $153,681        $152,689       $179,977

Earnings per share:
   Basic                                                          $0.52         $0.39         $0.51           $0.50          $0.62
   Diluted:
      Income from continuing operations                           $0.56       $(0.55)         $0.41           $0.29          $0.43

      Discontinued operations, net                               (0.01)          0.95          0.13            0.20           0.17
      Extraordinary loss, net                                    (0.03)        (0.01)             -               -              -
      Cumulative effect of accounting change                          -             -        (0.04)               -              -
                                                           ------------------------------------------------------------------------
         Diluted earnings per share                               $0.52         $0.39         $0.50           $0.49          $0.60

Shares used to compute basic earnings per share                 300,383       298,659       302,487         307,637        289,315
Shares used to compute diluted earnings per share               314,112       298,659       305,518         314,406        298,887
Shares outstanding, net of treasury shares                      298,253       300,531       298,474         307,530        289,030

Cash dividends per share                                          $0.41         $0.40         $0.38           $0.36          $0.33
Share price range:
   High price                                                    $15.50        $14.20        $14.94          $22.00         $25.50
   Low price                                                      $8.89         $9.84         $8.25          $10.13         $16.00

Financial Position (at year end):
Current assets                                                 $919,174    $1,119,050      $693,019        $705,661       $461,758
Current liabilities                                             839,064       805,298       675,902         712,520        608,289
Working capital                                                  80,110       313,752        17,117         (6,859)       (146,531)
Current ratio                                                   1.1 - 1       1.4 - 1       1.0 - 1         1.0 - 1         .8 - 1
Total assets                                                 $3,414,938    $3,621,245    $3,939,710      $3,819,687     $2,882,242
Total liabilities                                             2,095,929     2,311,381     2,753,226       2,567,372      1,861,217
TOTAL DEBT OUTSTANDING                                          835,475     1,155,193     1,833,556       1,769,298      1,127,783
Minority interest                                               100,309       102,677         5,933           2,934              -
Shareholders' equity                                          1,218,700     1,207,187     1,180,551       1,249,381      1,021,025

(1)  See the  "Restatement"  section in the Notes to the Consolidated  Financial
     Statements for the basis of the restatement and financial statement impact.





CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
                                                                                                     (Restated 6)     (Restated 6)
For years ended December 31,                                                              2002            2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                     $3,589,089       $3,561,445       $3,421,802
OPERATING COSTS AND EXPENSES:
Cost of services rendered and products sold                                            2,481,226        2,480,472        2,431,912
Selling and administrative expenses                                                      761,085          688,429          601,835
Goodwill, trade name and other intangible amortization (1)                                 7,442           70,890           67,204
Charge (credit) for impaired assets and other items (2)                                   (2,000)         344,831                -
-----------------------------------------------------------------------------------------------------------------------------------
Total operating costs and expenses                                                     3,247,753        3,584,622        3,100,951
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                                         341,336         (23,177)          320,851

NON-OPERATING EXPENSE (INCOME)
Interest expense                                                                          77,519          128,033          136,831
Interest and investment income                                                            (6,431)         (11,972)         (19,861)
Minority interest and other expense (income), net                                          6,682            5,657          (13,237)
-----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                    263,566        (144,895)          217,118
Provision for income taxes                                                                93,468          19,569            92,844
-----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY
   ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                      170,098        (164,464)          124,274
Discontinued operations, net of income taxes (3)                                          (3,875)        284,270            40,568
Extraordinary loss, net of income taxes (4)                                               (9,229)         (3,422)                -
Cumulative effect of accounting change, net of income taxes (5)                                -               -           (11,161)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                              $156,994         $116,384         $153,681
-----------------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE:
Income from continuing operations before extraordinary items
   and cumulative effect of accounting change                                              $0.57          ($0.55)            $0.41
Discontinued operations, net (3)                                                           (0.01)           0.95              0.13
Extraordinary loss, net (4)                                                                (0.03)          (0.01)                -
Cumulative effect of accounting change, net (5)                                                -                -            (0.04)
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                                                                   $0.52            $0.39            $0.51
-----------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE:
Income from continuing operations before extraordinary items
   and cumulative effect of accounting change                                              $0.56          ($0.55)            $0.41
Discontinued operations, net (3)                                                           (0.01)           0.95              0.13
Extraordinary loss, net (4)                                                                (0.03)          (0.01)                -
Cumulative effect of accounting change, net (5)                                                -               -             (0.04)
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                                                                 $0.52           $0.39             $0.50
-----------------------------------------------------------------------------------------------------------------------------------


(1) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which eliminates the amortization of goodwill and intangible assets with indefinite lives beginning in 2002. Had the provisions of SFAS 142 been applied to 2001 and 2000, amortization expense would have been reduced by $60 million ($42 million after-tax, $0.14 per diluted share) in 2001 and $58 million ($40 million after-tax, $0.13 per diluted share) in 2000.

(2) The Company recorded a pretax charge of $345 million ($279 million, after-tax) or $.94 per diluted share in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items.

(3) In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in 2001. These actions included the sale in November 2001 of the Company's Management Services business as well as the decision to exit non-strategic and under performing businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain Terminix operations in Europe. During the third quarter of 2002, the Company sold its remaining European Terminix operations. These operations are classified in "Discontinued operations" for all periods presented. See "Portfolio Review and Dispositions in 2001" section in the Notes to the Consolidated Financial Statements.

(4) In 2002 and 2001, the Company repurchased a portion of its public debt securities and in 2001 the Company prepaid some of its longer-term debt. The net impact of these transactions was extraordinary losses of $9 million ($15 million pretax) and $3 million ($6 million pretax) in 2002 and 2001, respectively. The Company intends to adopt SFAS 145 beginning in fiscal 2003. Adoption of this Statement in 2003 will result in the reclassification of the extraordinary losses into income from continuing operations.

(5) In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000 was $11.1 million ($18.9 million pretax).

(6) See the "Restatement" section in the Notes to the Consolidated Financial Statements for the basis of the restatement and the financial statement impact.

     See accompanying Notes to the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)
                                                                                                            (Restated 1)
As of December 31,                                                                               2002            2001
------------------------------------------------------------------------------------------------------------------------
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents                                                                     $227,409         $402,644
Marketable securities                                                                           75,194           72,429
Receivables, less allowances of $27,616 and $28,397, respectively                              332,186          340,935
Inventories                                                                                     67,748           68,036
Prepaid expenses and other assets                                                               39,464           34,734
Deferred customer acquisition costs                                                             48,419           46,004
Deferred taxes and income taxes receivable                                                     123,100           90,200
Assets of discontinued operations                                                                5,654           64,068
------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                           919,174        1,119,050
------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
At cost                                                                                        413,939          469,140
Less:  accumulated depreciation                                                              (219,062)        (272,930)
------------------------------------------------------------------------------------------------------------------------
Net Property and Equipment                                                                     194,877          196,210
------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS:
Goodwill                                                                                     1,919,780        1,904,178
Intangible assets, primarily trade names                                                       257,781          261,136
Notes receivable                                                                                55,770           59,204
Long-term securities and other assets                                                           67,556           81,467
------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                             $3,414,938       $3,621,245
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable                                                                                92,121           97,251
Accrued liabilities:
   Payroll and related expenses                                                                 99,504           83,182
   Self-insured claims and related expenses                                                     84,521           63,819
   Other                                                                                       102,380          131,780
Deferred revenues                                                                              397,290          343,873
Liabilities of discontinued operations                                                          32,113           50,449
Current portion of long-term debt                                                               31,135           34,944
------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                      839,064          805,298
------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                 804,340        1,120,249

LONG-TERM LIABILITIES
   Deferred taxes                                                                              312,500          233,000
   Liabilities of discontinued operations                                                       28,800           50,600
   Other long-term obligations                                                                 111,225          102,234
------------------------------------------------------------------------------------------------------------------------
   Total Long-Term Liabilities                                                                 452,525          385,834
------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                                              100,309          102,677

COMMITMENTS AND CONTINGENCIES (See Note)

SHAREHOLDERS' EQUITY
Common stock $0.01 par value, authorized 1 billion shares; issued
   316,024 and 314,538, respectively                                                             3,160            3,145
Additional paid-in capital                                                                   1,054,272        1,039,228
Retained earnings                                                                              355,893          322,103
Accumulated other comprehensive loss                                                             (849)          (2,496)
Restricted stock                                                                               (1,988)            (581)
Treasury stock                                                                               (191,788)        (154,212)
------------------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                                1,218,700        1,207,187
------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $3,414,938       $3,621,245
------------------------------------------------------------------------------------------------------------------------

(1)  See the  "Restatement"  section in the Notes to the Consolidated  Financial
     Statements for the basis of the restatement and the financial statement impact.

See accompanying Notes to the Consolidated Financial Statements




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                         Additional               Accumulated
                                               Common      Paid-in     Retained   Comprehensive   Treasury    Restricted    Total
                                               Stock       Capital     Earnings      Income        Stock        Stock       Equity
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1999 (As Previously
  Reported)                                 $    3,132   $1,033,568  $  241,701   $   (1,821)  $  (68,287)  $   (2,577)  $1,205,716
Prior period adjustment (1)                                   1,214      43,666       (4,028)                                40,852
------------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 2000 (Restated 1)        $    3,132   $1,034,782  $  285,367   $   (5,849)  $  (68,287)  $   (2,577)  $1,246,568
====================================================================================================================================
Net Income 2000 (Restated 1)                                            153,681                                             153,681
Other comprehensive income, net of tax
  Net unrealized gains on securities,
    net of reclassification adjustment (2)                                             3,169                                  3,169
  Foreign currency translation                                                        (6,597)                                (6,597)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                              153,681       (3,428)                               150,253

Shareholder dividends                                                  (114,321)                                           (114,321)
Shares issued under options,
  debentures, grant plans and
  other (2,099 shares)                                         (981)                               18,887          748       18,654
Treasury shares purchased (12,637 shares)                                                        (135,633)                 (135,633)
Shares issued for acquisitions
  (1,482 shares)                                     5       (1,514)                                16,539                   15,030
====================================================================================================================================
BALANCE DECEMBER 31, 2000 (Restated 1)          $3,137   $1,032,287    $324,727      $(9,277)   $(168,494)     $(1,829)  $1,180,551
====================================================================================================================================
Net Income 2001 (Restated 1)                                            116,384                                             116,384
Other comprehensive income, net of tax
  Net unrealized (loss) on securities,
    net of reclassification adjustment (2)                                            (4,359)                                (4,359)
  Foreign currency translation                                                        11,140                                 11,140
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                              116,384        6,781                                123,165

Shareholder dividends                                                  (119,008)                                           (119,008)
Shares issued under options
  debentures, grant plans and
  other (2,142 shares)                               8        6,941                                15,590        1,248       23,787
Treasury shares purchased (124 shares)                                                             (1,308)                   (1,308)
====================================================================================================================================
BALANCE DECEMBER 31, 2001 (Restated 1)          $3,145   $1,039,228    $322,103      $(2,496)   $(154,212)       $(581)  $1,207,187
====================================================================================================================================
Net Income 2002                                                         156,994                                             156,994
Other comprehensive income, net of tax
  Net unrealized (loss) on securities,
    net of reclassification adjustment (2)                                            (3,869)                                (3,869)
  Foreign currency translation                                                         5,516                                  5,516
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                              156,994        1,647                                158,641

Shareholder dividends                                                  (123,204)                                           (123,204)
Shares issued under options,
  debentures, grant plans and
  other (2,706 shares)                              15       15,044                                14,482       (1,407)      28,134
Treasury shares purchased (4,985 shares)                                                          (52,058)                  (52,058)
====================================================================================================================================
BALANCE DECEMBER 31, 2002                       $3,160   $1,054,272    $355,893        $(849)   $(191,788)     $(1,988)  $1,218,700
====================================================================================================================================

(1)  See the  "Restatement"  section in the Notes to the Consolidated  Financial
     Statements for the basis for the restatement and the financial statement impact.

(2)  Disclosure   of   reclassification   amounts  (net  of  tax)   relating  to
     comprehensive income:
                                                                                  2002           2001          2000
======================================================================================================================
     Unrealized  holding gains (losses) arising in period                      $(4,745)        $(1,219)     $12,106
     Less:(Gains)losses realized                                                   876          (3,140)      (8,937)
----------------------------------------------------------------------------------------------------------------------
     Net unrealized   gains  (losses)  on  securities                          $(3,869)        $(4,359)      $3,169
======================================================================================================================
See accompanying Notes to the Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                                                           (Restated 1) (Restated 1)
For years ended December 31,                                                      2002          2001         2000
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT JANUARY 1                                         $ 402,644    $  42,669    $  49,565
CASH FLOWS FROM OPERATIONS:
NET INCOME                                                                       156,994      116,384      153,681
   Adjustments to reconcile net income to net cash provided from operations:
   (Income) loss from discontinued operations                                      3,875     (284,270)     (40,568)
   Charge for impaired assets and other items, net of tax                         (1,200)     279,393         --
   Extraordinary loss                                                              9,229        3,422         --
   Cumulative effect of accounting change                                           --           --         11,161

   Depreciation expense                                                           50,434       49,913       48,320
   Amortization expense                                                            7,442       70,890       67,204
   Deferred income tax expense                                                    65,799       37,470       43,821

Change in working capital, net of acquisitions:
   Receivables                                                                    13,282       (1,313)      (3,584)
   Inventories and other current assets                                           (8,030)     (14,677)      (2,320)
   Accounts payable                                                               (4,241)      (4,445)     (11,995)
   Deferred revenues                                                              49,849       35,750       21,129
   Accrued liabilities                                                            37,127       22,266      (23,403)
   Tax refund from prior years payments                                             --         51,000       39,000
   Other, net                                                                        489        1,150          721
====================================================================================================================
NET CASH PROVIDED FROM OPERATIONS                                                381,049      362,933      303,167
====================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
   Property additions                                                            (60,599)     (41,709)     (56,460)
   Sale of equipment and other assets                                              4,615        9,838       13,576
   Business acquisitions, net of cash acquired                                   (13,003)     (55,842)    (144,834)
   Proceeds from business sales                                                     --           --         44,784
   Notes receivable, financial investments and securities                         (2,117)     (15,361)     (22,398)
   Proceeds from sale of Management Services                                        --        766,779         --
   Proceeds from sale of European businesses                                      30,500       90,387         --
====================================================================================================================
NET CASH PROVIDED FROM (USED FOR) INVESTING ACTIVITIES                           (40,604)     754,092     (165,332)
====================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowings (payments)                                                    (345,142)    (719,963)      11,266
   Shareholders' dividends                                                      (123,204)    (119,008)    (114,321)
   Purchase of ServiceMaster stock                                               (52,058)      (1,308)    (135,633)
   Other, net                                                                     19,140       13,970       12,769
====================================================================================================================
NET CASH USED FOR FINANCING ACTIVITIES                                          (501,264)    (826,309)    (225,919)
====================================================================================================================
NET CASH PROVIDED FROM (USED FOR) DISCONTINUED OPERATIONS                        (14,416)      69,259       81,188
 ===================================================================================================================
CASH INCREASE (DECREASE) DURING THE YEAR                                        (175,235)     359,975       (6,896)
====================================================================================================================
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                       $ 227,409    $ 402,644    $  42,669
====================================================================================================================

(1)  See the  "Restatement"  section in the Notes to the Consolidated  Financial
     Statements for the basis for the restatement and the financial statement impact.

See accompanying Notes to the Consolidated Financial Statements.


Notes to Consolidated Financial Statements


SIGNIFICANT ACCOUNTING POLICIES



SUMMARY: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated.

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles ("GAAP") which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, settlement of home warranty claims, the possible outcomes of outstanding litigation, the useful lives for depreciation and amortization expense, and the valuation of tangible and intangible assets.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analysis that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate. The Company generally has self-insured retention limits and has obtained insured layers of coverage above such self-insured retention limits. Accruals for self-insurance losses are made based on the Company's claims experience and actuarial assumptions. The establishment of appropriate reserves is an inherently uncertain process. Reserve estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which could be material, are reflected in the period identified.

Tangible (fixed) and intangible assets with finite lives are depreciated and amortized on a straight-line basis, over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential for market obsolescence and other industry and business data. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", these assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In performing this test, if the undiscounted future cash flows from the asset are less than the carrying amount of the asset, an impairment loss would be recognized based on the asset's fair value, and the carrying amount of the asset would be reduced accordingly.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company does not amortize its goodwill or indefinite-lived intangible assets. The Company tests these assets for impairment, at a minimum, on an annual basis by applying a fair-value based test.

REVENUES: Revenues from lawn care, pest control, liquid and fumigation termite applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized as they are earned based upon monthly contractual arrangements or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC, are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatment). Termite services using baiting stations as well as home warranty services typically are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenues (which in the aggregate represent less than three percent of consolidated revenue) consist principally of continuing monthly fees based upon the franchisee revenue. Monthly fee revenue is recognized when the related franchise revenue is reported from the franchisee and collectibility is assured. Franchise revenue also includes initial franchise fees resulting from the sale of the franchise, which are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed. Total franchise fee income (excluding trade name licensing) comprised
11.4 percent, 10.2 percent and 9.8 percent of consolidated operating income in 2002, 2001 and 2000, respectively. The portion of total franchise fee income related to initial fees received from the sale of a franchise were immaterial to the Company's consolidated financial statements for all periods.

The Company had $397 million and $344 million of deferred revenues at December 31, 2002 and 2001, respectively, which consist primarily of payments received for annual contracts relating to home warranty, termite baiting and lawn care services. The revenue related to these services is recognized as the service is performed over the contractual period.

DEFERRED CUSTOMER ACQUISITION COSTS: Customer acquisition costs, which are incremental and direct costs of obtaining the customer, are deferred and amortized over the life of the contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

INTERIM REPORTING: TruGreen ChemLawn has significant seasonality to its business. In the winter and early spring, this business sells a series of lawn applications to customers which are rendered primarily in March through October. The Company incurs incremental selling expenses at the beginning of the year that directly relate to successful sales in which the revenues will be recognized in later quarters. This business also defers, on an interim basis, pre-season advertising costs and annual repairs and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized in proportion to the contract revenue over the production season, and are not deferred beyond the calendar year-end.

Notes to Consolidated Financial Statements


ADVERTISING: As discussed in the "Interim Reporting" note above, TruGreen's pre-season advertising costs are deferred and recognized in proportion to the contract revenue over the year. These costs are not deferred beyond the calendar year-end. Beginning in 2002, the cost of direct-response advertising at Terminix is capitalized and amortized over its expected period of future benefits. This direct-response advertising consists primarily of direct-mail promotions, for which the cost is capitalized and amortized over the one-year customer contract life. At December 31, 2002, approximately $1.3 million of direct response advertising costs were deferred and recorded in prepaid expenses. For all other advertising, the Company expenses the cost of advertising the first time the advertising takes place.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and related overhead and handling costs. Raw materials represent less than one percent of the inventory value at December 31, 2002. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Leasehold improvements relating to leased facilities are depreciated over the remaining life of the lease. Technology equipment as well as software and development have an estimated useful life of three to seven years. Intangible assets consist primarily of goodwill ($1.9 billion), trade names ($239 million) and other intangible assets ($19 million). As required by SFAS 142 beginning in 2002, goodwill is not subject to amortization and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. Goodwill and intangible assets that are not subject to amortization are subject to at least an annual assessment for impairment by applying a fair-value based test. Estimated fair value is determined for each reporting unit by utilizing the expected present value of the future cash flows of the units. The Company completed its initial assessment of goodwill impairment in the second quarter of 2002. The Company has also completed its annual assessment of impairment as of October 1. These assessments concluded that there were no impairment issues. The Company performs impairment testing on an annual basis and may test for impairment on a more frequent basis if management believes events have occurred or circumstances have changed resulting in a reporting unit's fair value being reduced below its book value. Intangible assets with finite lives ($19 million and $23 million at December 31, 2002 and 2001, respectively) are amortized on a straight-line basis over their estimated useful lives.

As discussed in the "Portfolio Review and Strategic Actions" Note to the Consolidated Financial Statements, in the course of completing its portfolio review, the Company recorded impairment charges in 2001 related to goodwill of TruGreen LandCare and the United Kingdom Terminix operations. The Company computed the impairment of the associated goodwill by utilizing a discounted cash flow methodology, in which the present value of the future expected cash flows of the businesses, were compared to the book values. The impairment losses recorded were the excess of the book values over the discounted cash flows.

As required by SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company's long-lived assets, including fixed assets and intangible assets (other than goodwill), are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. No recovery problems have been indicated by these comparisons. Based on these reviews, when the undiscounted future cash flows from the asset are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK: The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximate fair value as the effective rates for these instruments are comparable to market rates at year-end. The carrying amount of marketable and long-term securities also approximate fair value as unrealized gains and losses on investments accounted for at market value are reported net-of-tax as a component of accumulated comprehensive income (loss). The carrying amount of debt is $835 million and $1.2 billion and the estimated fair value is approximately $880 million and $1.1 billion at December 31, 2002 and 2001, respectively. The estimated fair value of debt is based upon borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities.

The  Company  does  not hold or  issue  financial  instruments  for  trading  or speculative purposes. The Company has entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of financial instrument transactions is not material to the Company's consolidated financial statements.

Financial instruments, which potentially subject the Company to financial and credit risk, consist principally of investments and receivables. Investments consist primarily of publicly traded debt and common equity securities. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. As a result of such a review, the Company wrote down the value of its investment portfolio by $4 million, pretax in 2001. Receivables have little concentration of credit risk due to the large number of customers and the dispersion across geographical areas. The Company maintains an allowance for losses based upon the expected collectibility of receivables.

INCOME TAXES: The Company accounts for income taxes under the SFAS 109, "Accounting for Income Taxes." This statement uses an asset and liability approach for the expected future tax

Notes to Consolidated Financial Statements


consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. The weighted average common shares for the diluted earnings per share calculation include the incremental effect related to outstanding options whose market price is in excess of the exercise price and shares potentially issuable under convertible securities. In computing diluted earnings per share, the after-tax interest expense related to convertible debentures is added back to net income in the numerator, while the diluted shares in the denominator include the shares issuable upon conversion of the debentures. The effects of outstanding stock options whose market price is in excess of the exercise price and shares potentially issuable under convertible securities have not been included in the 2001 diluted loss per share calculation as their effect would have been anti-dilutive.

STOCK-BASED COMPENSATION: Beginning in 2003, the Company will account for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company will use the "prospective method" of SFAS 148 and expense the fair value of new employee option grants awarded subsequent to 2002. If the Company continues its historical pattern of option granting, the impact would be approximately $.005 per share in 2003, increasing to approximately $.03 per share over five years.

Prior to 2003, the Company has accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation expense for employee options been determined under the fair value based method of SFAS 123, proforma reported net income and net earnings per share would reflect the following:



(In thousands, except per share data)       2002       2001      2000
========================================================================
Net income as reported                   $156,994    $116,384  $153,681
  Deduct: total stock-based
  compensation expense
  determined under fair value
  based method, net
  of related tax effects                   (7,576)     (7,613)   (8,170)
------------------------------------------------------------------------
Proforma net income                      $149,418    $108,771  $145,511

Basic Earnings Per Share::
  As reported                                $.52        $.39      $.51
   Proforma                                   .50         .36       .48

Diluted Earnings Per Share:
  As reported                                $.52        $.39      $.50
    Proforma                                  .49         .36       .48
========================================================================
SEE THE "SHAREHOLDERS' EQUITY" NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF THE ASSUMPTIONS USED TO COMPUTE THE ABOVE STOCK BASED COMPENSATION EXPENSE.

NEWLY ADOPTED ACCOUNTING PRINCIPLES: In June 2001, the Financial Accounting Standards Board issued SFAS 142 "Goodwill and Other Intangible Assets". SFAS 142 requires that after December 31, 2001, existing goodwill will not be amortized and intangible assets with indefinite useful lives will not be amortized until their useful lives are determined to be no longer indefinite. In accordance with SFAS 142, the Company discontinued the amortization of goodwill and indefinite lived intangible assets effective January 1, 2002. Goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company completed its initial assessment of goodwill impairment in the second quarter of 2002. The Company has also completed its annual assessment of impairment as of October 1. These assessments concluded that there were no impairment issues.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The primary impact to the Company of this Statement is that it rescinds SFAS 4 which required all material gains and losses from the extinguishment of debt to be classified as extraordinary items. SFAS 145 requires that the more restrictive criteria of APB Opinion No. 30 will be used to determine whether such gains or losses are extraordinary. The Company intends to adopt this Statement in its fiscal year 2003, as required by the Statement. Adoption of this Statement will result in the reclassification of the extraordinary losses into income from continuing operations included in the accompanying Consolidated Statements of Income.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Notes to Consolidated Financial Statements


In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others". FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective for the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is assessing the impact of this Statement on the Company's financial position and results of operations. The disclosure requirements in this interpretation have been adopted by the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under this Interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. The Company is required to apply the requirements of FIN 46 starting with its third quarter 2003 Form 10-Q filing. The Company is presently assessing the impact of this Interpretation, however, it is not expected to have a material impact on the Consolidated Financial Statements. Based on information as of December 31, 2002, adoption of this Interpretation in 2003 could result in approximately $5 million to $60 million of real estate operating leases being included on the balance sheet as assets with associated debt.

BUSINESS SEGMENT REPORTING
The  business of the  Company is  conducted  through  five  operating  segments:
TruGreen, Terminix, American Home Shield, ARS/AMS and Other Operations. Due to the Company's sale of its Management Services business unit and its exit from other businesses in 2001, certain operations have become more significant for segment reporting purposes. In addition, the Company's management and reporting structure changed during 2002. As a result, the Company has expanded its business segment reporting which will allow for better ongoing visibility into the components of the business. The companies that previously were reported in the Home Maintenance & Improvement segment have been further broken out into American Home Shield and the combination of ARS/AMS. The franchise operations, ServiceMaster Clean and Merry Maids, formerly in the Home Maintenance & Improvement segment, are reported in the Other Operations segment. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business units that offer different services. The TruGreen segment provides residential and commercial lawn care and landscaping services through the TruGreen ChemLawn and TruGreen LandCare companies. As a result of the decision in the fourth quarter of 2001 to exit the LandCare Construction business, the results of the construction operations are now included in discontinued operations for all periods. The Terminix segment provides termite and pest control services to residential and commercial U.S. customers. The American Home Shield segment provides home warranties to consumers that cover heating, ventilation, air conditioning (HVAC), plumbing and certain appliances. This segment also includes home inspection services provided by AmeriSpec. The American Residential Services, (ARS) and American Mechanical Services (AMS) segment provides HVAC and plumbing services provided under the ARS, AMS and Rescue Rooter brand names. The Other Operations segment includes the franchise operations of ServiceMaster Clean and Merry Maids, which provide disaster restoration and cleaning services as well as the Company's headquarters operations which provides various technology, marketing, finance and other support services to the business units.

Information regarding the accounting policies used by the Company is described in the Significant Accounting Policies. The Company derives substantially all of its revenues from customers in the United States with less than one percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations.

Segment information for the years ended December 31, 2002, 2001, and 2000 is presented below. As discussed in the "Restatement" Note, the information for 2001 and 2000 has been restated.

SFAS 142, "Goodwill and Other Intangible Assets", eliminates the amortization of goodwill and intangible assets with indefinite lives beginning in 2002. The table below also presents "Proforma" information for 2001 and 2000 which eliminates amortization expense related to goodwill and intangible assets with indefinite lives, so that these periods are presented on a comparable basis to the 2002 information.

Notes to Consolidated Financial Statements



BUSINESS SEGMENT TABLE

(In thousands)                                        2002          % Change        2001          % Change         2000
===========================================================================================================================
OPERATING REVENUE:
   TruGreen                                      $ 1,372,984              0%    $ 1,368,770              0%    $ 1,365,470
   Terminix                                          924,384              9         845,453             16         728,299
   American Home Shield                              423,526             15         368,951             17         315,266
   ARS/AMS                                           718,892            (12)        820,177              4         787,026
   Other Operations                                  149,303            N/A         158,094            (30)        225,741
---------------------------------------------------------------------------------------------------------------------------
Total Operating Revenue                          $ 3,589,089              1%    $ 3,561,445              4%    $ 3,421,802
===========================================================================================================================
OPERATING INCOME:
   TruGreen                                      $   171,235             11%    $   154,301             (4%)   $   160,982
   Terminix                                          127,441             23         103,925             26          82,176
   American Home Shield                               47,890            104          23,512             29          18,272
   ARS/AMS                                            17,342            (57)         39,978            (14)         46,444
   Other Operations (1)                              (22,572)           N/A        (344,893)           N/A          12,977
---------------------------------------------------------------------------------------------------------------------------
Total Operating Income (1)                       $   341,336            N/A     $   (23,177)           N/A     $   320,851
===========================================================================================================================
OPERATING INCOME - SFAS 142 PROFORMA:
   TruGreen                                      $   171,235             (5%)   $   180,676             (3%)   $   186,856
   Terminix                                          127,441              4         122,979             25          98,215
   American Home Shield                               47,890             84          25,993             25          20,751
   ARS/AMS                                            17,342            (65)         49,210            (10)         54,607
   Other Operations (1)                              (22,572)           N/A        (341,582)           N/A          18,655
---------------------------------------------------------------------------------------------------------------------------
Total Operating Income - SFAS 142 Proforma (1)   $   341,336            N/A     $    37,276            N/A     $   379,084
===========================================================================================================================
CAPITAL EMPLOYED: (2)
   TruGreen                                      $ 1,011,846             (2%)   $ 1,031,387             (5%)   $ 1,090,099
   Terminix                                          620,863              4         594,970             15         518,010
   American Home Shield                              100,026             21          82,374             (4)         86,236
   ARS/AMS                                           416,068             (4)        431,756              3         417,931
   Other Operations                                    5,681            N/A         324,570            (64)        907,764
---------------------------------------------------------------------------------------------------------------------------
Total Capital Employed                           $ 2,154,484            (13%)   $ 2,465,057            (18%)   $ 3,020,040
===========================================================================================================================
IDENTIFIABLE ASSETS:
   TruGreen                                      $ 1,070,031             (1%)   $ 1,082,135             (9%)   $ 1,192,942
   Terminix                                          841,437              2         823,333             20         685,126
   American Home Shield                              376,059             16         323,229             10         292,587
   ARS/AMS                                           489,366             (6)        519,026              1         514,408
   Other Operations                                  638,045            (27)        873,522            (30)      1,254,647
---------------------------------------------------------------------------------------------------------------------------
Total Identifiable Assets                        $ 3,414,938             (6%)   $ 3,621,245             (8%)   $ 3,939,710
===========================================================================================================================
DEPRECIATION & AMORTIZATION EXPENSE:
   TruGreen                                      $    25,163            (53%)   $    53,140              2%    $    52,339
   Terminix                                           11,150            (64)         30,822              7          28,875
   American Home Shield                                5,583            (26)          7,516              4           7,253
   ARS/AMS                                             9,166            (49)         18,048              7          16,857
   Other Operations                                    6,814            (40)         11,277             11          10,200
---------------------------------------------------------------------------------------------------------------------------
Total Depreciation & Amortization Expense        $    57,876            (52%)   $   120,803              5%    $   115,524
===========================================================================================================================
CAPITAL EXPENDITURES:
   TruGreen                                      $    11,803            107%    $     5,709            (76%)   $    28,030
   Terminix                                           17,013             63          10,427             47           7,075
   American Home Shield                                4,794            (40)          8,033            104           3,935
   ARS/AMS                                             5,658            (20)          7,093            (15)          8,342
   Other Operations                                   21,331            104          10,447            (22)          9,078
---------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                       $    60,599             45%    $    41,709            (26%)   $    56,460
===========================================================================================================================

(1) In the fourth quarter of 2001, the Company recorded a pretax charge of $345 million, related primarily to goodwill and asset impairments as well as other items.

(2) Capital employed represents the segments total assets less liabilities (exclusive of debt balances).

The following table summarizes the previously amortized goodwill and trade names by segment at December 31 that, beginning on January 1, 2002 are no longer amortized. See the "Acquisition" and "Dispositions" Notes to the Consolidated Financial Statements for information relating to goodwill acquired and amounts impaired or part of a discontinued operation.

(In thousands)              2002         % Change         2001         % Change        2000
================================================================================================
TruGreen               $   916,216              1%   $   910,573            (3%)   $   934,318
Terminix                   709,955              1        705,608            25         563,943
American Home Shield        72,085              -         72,085            (3)         74,277
ARS/AMS                    347,968              -        347,863             4         334,857
Other Operations           112,106              5        106,599            N/A        382,073

------------------------------------------------------------------------------------------------
Total                  $ 2,158,330              1%   $ 2,142,728            (6%)   $ 2,289,468
================================================================================================


Notes to Consolidated Financial Statements

RESTATEMENT
The Company has restated its consolidated financial statements for the years ended December 31, 2001 and 2000. Subsequent to the issuance of the Company's 2001 consolidated financial statements, management determined that the historical accounting treatment relating to the items below required revision. The table below presents the net income and equity impacts from the restatement.



                                              Net          Net       Beginning
  ($ IN  MILLIONS,  EXCEPT PER SHARE DATA)   Income      Income       Equity
                                              2001        2000         2000
                                            --------    --------    ----------
  CONTINUING OPERATIONS:

  AHS deferred acquisition costs              $(8.5)      $(6.1)       $(30.0)
  Trade name license fee                        9.0           -             -
  Insurance (TruGreen)                          3.7        (3.7)            -
  Other, net                                   (0.6)       (5.8)        (20.7)
  Tax adjustment from  reincorporation         (0.8)       (0.8)         35.0
                                             --------    --------    ----------

  INCOME/EQUITY IMPACT                         $2.8      $(16.4)       $(15.7)

    EPS IMPACT                                $0.01      $(0.05)

  DISCONTINUED OPERATIONS:

    INCOME/EQUITY IMPACT *                   $(41.5)      $(3.7)        $59.4

    EPS IMPACT                               $(0.14)     $(0.01)

  * PRIMARILY REPRESENTS THE TAX ADJUSTMENT FROM REINCORPORATION

A summary of the significant effects of the restatement is as follows:


                                                            2001                              2000
                                              ------------------------------------------------------------
                                               As Previously                  As Previously
(In thousands, except per share data)           Reported (1)    As Restated    Reported (1)    As Restated
----------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31
Operating revenue                               $ 3,539,187    $ 3,561,445    $ 3,420,371    $ 3,421,802

Operating income                                    (38,336)       (23,177)       340,354        320,851

Income  from  continuing  operations  before
  income taxes                                     (152,264)      (144,895)       241,762        217,118

Income from continuing operations before
  extraordinary items and cumulative
  effect of accounting change                      (167,313)      (164,464)       140,690        124,274

Discontinued operations, net                        325,768        284,270         44,298         40,568
Extraordinary loss, net                              (3,422)        (3,422)          --             --
Cumulative effect of  accounting change                --             --          (11,161)       (11,161)
----------------------------------------------------------------------------------------------------------
Net income                                      $   155,033    $   116,384    $   173,827    $   153,681
==========================================================================================================

Diluted earnings per share:
Income from continuing operations before
  extraordinary items                                $(0.52)        ($0.55)         $0.46          $0.41

Discontinued operations, net                           1.05           0.95           0.15           0.13
Extraordinary loss, net                               (0.01)         (0.01)            -              -
Cumulative effect of  accounting change                  -              -           (0.04)         (0.04)
----------------------------------------------------------------------------------------------------------
Diluted earnings per share                           $ 0.51          $0.39          $0.57          $0.50
==========================================================================================================

AS OF DECEMBER 31
Current assets                                  $ 1,131,824    $ 1,119,050
Net property, plant, and equipment                  180,937        196,210
Other long-term assets                            2,361,978      2,305,985

----------------------------------------------------------------------------------------------------------
Total assets                                    $ 3,674,739    $ 3,621,245
==========================================================================================================

Current liabilities                             $   796,113    $   805,298
Long-term debt                                    1,105,518      1,120,249
Long-term liabilities                               449,470        385,834
Minority interest                                   102,677        102,677

Total shareholders' equity                        1,220,961      1,207,187

----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity      $ 3,674,739    $ 3,621,245
==========================================================================================================

(1) During the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom. The financial results from these operations have been reclassified from "Continuing Operations" to "Discontinued Operations" for all periods presented. Amounts as restated include this reclassification in order to conform with the 2002 presentation.

Notes to Consolidated Financial Statements


AMERICAN HOME SHIELD DEFERRED ACQUISITION COSTS
In July 2002, the Company changed its method of accounting for deferred customer acquisition costs in its American Home Shield business from SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," pursuant to which the Company believed it was appropriate to amortize deferred acquisition costs over the expected customer life to FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts," pursuant to which deferred acquisition costs are amortized over the initial contract life.

The new method of accounting reduced after-tax earnings by $.03 per diluted share in 2002, but had no material impact on cash flow in current or future years. In the second quarter of 2002, the Company recorded a cumulative charge of $45 million ($.14 per diluted share) to effect this change.

Following discussions with the Staff of the Securities and Exchange Commission, the Company has restated prior years to account for deferred acquisition costs in accordance with FASB Technical Bulletin No. 90-1. The effect of this restatement is to reduce net income by $8.5 million or $.03 per diluted share in 2001, and $6.1 million or $.02 per diluted share in 2000. In addition, this change results in a reduction of retained earnings of $30 million at January 1, 2000.

TRADE NAME LICENSE FEE
In connection with the sale of its Management Services business in the fourth quarter of 2001, the Company entered into a three-year licensing arrangement with ARAMARK Corporation for the use of the ServiceMaster trade name. This agreement was valued at $15 million and accordingly, a like amount was allocated from the purchase price. The Company intended to recognize this amount over the three-year contractual period, and as such, recognized $2 million related thereto in each of the first and second quarters of 2002. In November 2002, the Company announced that it had determined that it was appropriate to recognize the entire $15 million licensing fee in the fourth quarter of 2001. The effect of this correction is to increase net income by $9 million and earnings per share by $.03 in 2001, and to reduce net income by $2.5 million and earnings per share by $.01 in the first half of 2002.

INSURANCE  (TRUGREEN)
In January 2002, the Company reported that it had recognized a $9 million pretax expense in 2001 relating to a revised estimate of the 2000 insurance reserve requirements. Net income has been restated for this item which results in an increase to income from continuing operations of $3.7 million (or $.01) in 2001 and a decrease to income from continuing operations of the same amount in 2000. The remaining adjustment results in a decrease to income from discontinued operations of $1.1 million.

REINCORPORATION TAX
Prior to 1997, the Company was in partnership form and therefore was not a federal taxpayer. Consequently, the Company did not record deferred tax balances reflecting the differences between the book and tax basis of its assets and liabilities. When the Company converted to corporate form in 1997, it realized a significant step-up in the tax basis of its assets, which was largely reflected as an increase in the basis of the tax intangibles and provided for significant tax deductions over the next 15 years. In accounting for this event in 1997, the Company recorded the net deferred tax asset associated with differences between the book and tax basis of its assets and liabilities. As it related to intangible assets, the Company made a determination that the tax basis of intangibles equaled the overall book balance of intangible assets on an enterprise basis. Subsequently it was determined that intangible assets needed to be considered at the individual business unit level which resulted in a situation where tax basis exceeded book basis. This created a deferred tax asset. The Company restated the financial statements to reflect the deferred tax asset as if it had been recorded in 1997.


This change results in an increase to retained earnings as of January 1, 2000 of $92.6 million, and an increase to the tax provision for continuing operations of $.8 million in both 2001 and 2000 and an increase to the tax provision for discontinued operations of $.8 million and $1.2 million in 2001 and 2000, respectively. This restatement also results in an increase to the tax provision relating to the gain on certain businesses sold in 2001 of $45.8 million. The net impact of these items was to increase deferred tax assets by $33.4 million and equity by $43.2 million as of December 31, 2001.

OTHER, NET
Other items primarily relate to adjustments in accruals, timing of revenue and expense items and other miscellaneous items. The Company also determined it was appropriate to expense the costs associated with telephone directory placements when the directory is published rather than expensing the cost over the contract period. In addition, certain operating leases of constructed properties have been included in the balance sheet as assets with associated debt. The financial statements have been restated from the amounts previously reported for these items.

Notes to Consolidated Financial Statements


GOODWILL AND INTANGIBLE ASSETS
In June 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires that after December 31, 2001, existing goodwill will no longer be amortized and intangible assets with indefinite useful lives will not be amortized until their useful lives are determined to be no longer indefinite. In accordance with SFAS 142, the Company discontinued the amortization of goodwill and indefinite lived intangible assets effective January 1, 2002. Goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company completed its initial assessment of goodwill impairment in the second quarter of 2002. The Company has also completed its annual assessment of impairment as of October 1. These assessments concluded that there were no impairment issues. In accordance with SFAS 142, the following table provides summarized transitional information for the years ended December 31, 2002, 2001 and 2000, with the 2001 and 2000 information presented on an adjusted basis to reflect the elimination of amortization expense required under SFAS 142:


(IN THOUSANDS,  EXCEPT PER SHARE DATA)       2002         2001          2000
-------------------------------------------------------------------------------
Reported operating income                $ 341,336    ($ 23,177)   $   320,851
Add  back: Goodwill and trade name
  amortization                                --         60,453         58,233
-------------------------------------------------------------------------------
Operating income as adjusted under
  SFAS 142                               $ 341,336    $  37,276    $   379,084
===============================================================================
Reported  income from continuing
  operations before extraordinary loss
  and cumulative effect of accounting
  change                                 $ 170,098    ($164,464)   $   124,274
Add  back: Goodwill and trade name
  amortization, net of tax                    --         41,590         40,244
-------------------------------------------------------------------------------
Income from continuing
  operations before extraordinary
  loss and cumulative effect of
  accounting change as adjusted
  under SFAS 142                           170,098     (122,874)       164,518
Discontinued operations,  net of taxes      (3,875)     284,270         40,568
Extraordinary loss, net of taxes            (9,229)      (3,422)           -
Cumulative effect of accounting
   change, net of taxes                         -            -         (11,161)
-------------------------------------------------------------------------------
Net income as adjusted under
  SFAS 142                               $ 156,994    $ 157,974    $   193,925
===============================================================================
Reported basic earnings per share
 from continuing operations before
 extraordinary loss and cumulative
 effect of accounting change                 $0.57       ($0.55)         $0.41
Add  back: Goodwill and trade name
  amortization, net of tax                       -         0.14           0.13
-------------------------------------------------------------------------------
Basic earnings per share
  from continuing
  operations before extraordinary
  loss and cumulative effect of
  accounting change as adjusted
  under SFAS 142                              0.57        (0.41)          0.54
Discontinued operations, net                 (0.01)        0.95           0.13
Extraordinary loss, net                      (0.03)       (0.01)            -
Cumulative effect of accounting
   change, net                                 -              -          (0.04)
-------------------------------------------------------------------------------
Basic earnings per share as adjusted
  under SFAS 142                             $0.52        $0.53          $0.64
===============================================================================
Reported diluted earnings per share
  from continuing operations before
  extraordinary loss and cumulative
  effect of accounting change                $0.56       ($0.55)         $0.41
Add  back:  Goodwill  and  trade name
 amortization, net of tax                      -           0.14           0.13
-------------------------------------------------------------------------------
Diluted earnings per share
  from continuing
  operations before extraordinary
  loss and cumulative effect of
  accounting change as adjusted
  under SFAS 142                              0.56        (0.41)          0.54
Discontinued operations, net                 (0.01)        0.95           0.13
Extraordinary loss, net                      (0.03)       (0.01)            -
Cumulative effect of accounting
   change, net                                 -            -            (0.04)
-------------------------------------------------------------------------------
Diluted earnings per share as adjusted
  under SFAS 142                             $0.52        $0.53          $0.63
===============================================================================
The following table summarizes goodwill and intangible assets as of December 31:



(IN THOUSANDS)                     2002          2001         2000
======================================================================
Goodwill (1)                    $1,919,780    1,904,178    2,043,179
Trade names (1)                    238,550      238,550      246,289

Other intangible assets             78,284       74,197       61,517
Accumulated amortization (2)       (59,053)     (51,611)     (44,014)
----------------------------------------------------------------------
  Net other intangibles             19,231       22,586       17,503
----------------------------------------------------------------------

Total                           $2,177,561   $2,165,314   $2,306,971
======================================================================

(1)  Not subject to amortization

(2) Amortization expense of $7 million, $10 million and $9 million was recorded in 2002, 2001 and 2000, respectively. Annual amortization expense of approximately $6 - $8 million is expected over the next five years.

INCOME TAXES
The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate for continuing operations is as follows:

                                  2002        2001       2000
===============================================================
Tax at U.S.
  Federal statutory rate         35.0%     (35.0%)      35.0%
State and local income
  taxes net of U.S. federal
  benefit                         3.6        1.4         4.3
Net operating loss and
  tax credits                    (3.7)      (1.7)       (0.7)
Impairment of non-deductible
  goodwill                          -       43.5           -
Non-deductible amortization
  expense                           -        2.7         2.5
Other                             0.6        2.6         1.7
---------------------------------------------------------------
Effective rate                   35.5%      13.5%       42.8%
===============================================================

The effective tax rate for discontinued operations was 39.4%, 44.7%, and 43.9% for 2002, 2001, and 2000, respectively. The difference between these rates and the federal statutory tax rate of 35% reflects state taxes, net of federal benefit, the impairment of non-deductible goodwill in 2001, and permanent items, primarily amortization expense in 2001 and 2000. The effective tax rate for extraordinary items and the cumulative effect of accounting change was 40.0%, 41.1% and 41.1% for 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements


Income tax expense from continuing operations is as follows:

(In thousands)                           2002
                         -----------------------------------
                            CURRENT     DEFERRED    TOTAL
U.S. federal                $33,718     $48,838     $82,556
State and local                 359      10,553      10,912
------------------------------------------------------------
                            $34,077     $59,391     $93,468
============================================================

                                         2001
                         -----------------------------------
                            Current    Deferred     Total
U.S. federal                $38,619   $(22,267)     $16,352
State and local               7,174     (3,957)       3,217
------------------------------------------------------------
                            $45,793   $(26,224)     $19,569
============================================================

                                         2000
                         -----------------------------------
                            Current     Deferred     Total
U.S. federal                $43,406     $35,217     $78,623
State and local               7,782       6,439      14,221
------------------------------------------------------------
                            $51,188     $41,656     $92,844
============================================================


Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The deferred tax asset primarily reflects the impact of future tax deductions related to the Company's accruals. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that its deferred tax assets will be realized, primarily from the generation of future taxable income. The deferred tax liability primarily reflects the basis differences related to intangible assets. In 2002, the Company adopted SFAS 142 which eliminated the requirement to record goodwill amortization expense in the financial statements. The Company continues to amortize the intangible assets for tax purposes which yields an annual tax benefit of approximately $50 million. The tax benefit is reflected in the Consolidated Statement of Financial Position as an increase in the deferred tax liability. Significant components of the Company's deferred tax balances are as follows:

(In thousands)                                2002          2001
=================================================================
Deferred tax assets (liabilities):
Current:
  Prepaid expenses and other              $(4,500)      $(5,700)
  Receivables allowances                    11,400        11,100
  Accrued insurance and
    related expenses                        16,800        17,200
  Other accrued expenses                    92,500        56,600
-----------------------------------------------------------------
    Total current asset                    116,200        79,200
=================================================================
  Long-Term:
  Long-term assets (1)                   (302,700)     (237,100)
  Insurance expenses                        26,800        38,800
  Other long-term obligations             (36,600)      (34,700)
-----------------------------------------------------------------
    Total long-term liability            (312,500)     (233,000)
=================================================================
Net deferred tax liability              $(196,300)    $(153,800)
=================================================================

(1) The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. This liability does not represent expected future cash payments until a business unit of the Company is sold.

Total tax payments in 2002 were $27 million. In 2001, the Company received net tax refunds of $1 million, and in 2000, the Company made total tax payments of $38 million, net of refunds.

ACQUISITIONS
Acquisitions have been accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair values as of the acquisition dates.

CURRENT YEAR
During 2002, the Company acquired several small companies, primarily in the pest control and lawn care businesses. The net purchase price of these acquisitions was $18 million. The Company recorded goodwill of $12 million and other intangible assets of $4 million related to these acquisitions.

PRIOR YEARS
In January 2001, the Company acquired the Allied Bruce Terminix Companies, the largest Terminix franchise and the fourth largest pest control company in the United States. The total consideration consisted of an equity interest in the Terminix subsidiary valued at $100 million, which is convertible into eight million ServiceMaster common shares, and longer-term cash payments due over nine years totaling $25 million. Approximately $122 million of goodwill was recorded related to this acquisition.

During 2001, the Company acquired several small companies, primarily in the pest control and heating/air conditioning and plumbing businesses. The net purchase price of these acquisitions was $64 million. All of these companies were acquired before June 30, 2001 (the date that SFAS 141 became effective).
Approximately   $56  million  of  goodwill  was   recorded   relating  to  these
acquisitions.

In October 2001, the Company acquired certain assets of Sears Termite and Pest Control, Inc., a company that provides pest control services and protection against termite damage to residential customers located primarily in the Southeast. The cash paid after assuming the liabilities to remediate the premises owned by current customers was not material. Approximately $54 million was recorded as goodwill and $6 million assigned to other intangible assets which will be amortized over three to seven years.

During 2000, the Company acquired many small companies, primarily in the lawn care, HVAC and plumbing, pest control and landscaping businesses. The net purchase price was $207 million, of which approximately $162 million was recorded as goodwill.

Notes to Consolidated Financial Statements



Supplemental cash flow information regarding the Company's acquisitions is as follows:

(in thousands)                  2002          2001          2000
==================================================================
Purchase price                $18,850      $245,646      $246,886
Less liabilities
  assumed                     (1,207)      (54,790)      (39,588)
------------------------------------------------------------------
Net purchase price            $17,643      $190,856      $207,298
==================================================================
Net cash paid
  for acquisitions            $13,003       $55,842      $144,834
Shares issued                       -             -        15,030
Seller financed debt            4,640        35,014        47,434
Minority ownership
  in Terminix                       -       100,000             -
------------------------------------------------------------------
Payment for
  acquisitions                $17,643      $190,856      $207,298
==================================================================

DISPOSITIONS
During the second quarter of 2002, the Company completed the sale of its ownership interest in five assisted living facilities. These properties were financed through an operating lease arrangement, whereby, the Company guaranteed a portion of the residual value of the properties. In the fourth quarter of 2001, a $13.5 million reserve was established representing the amount by which the residual value guarantees exceeded the value of bids to purchase the facilities at that time. The final sales price was significantly greater than these bid levels and the Company realized a gain of $3.6 million from the sale on the assisted living properties in 2002, which is included in operating income.

During the third quarter of 2002, the Company sold its remaining Terminix operations in the United Kingdom. The sale was not material to the Company's operating results. Related to this sale, the Company entered into a two year licensing agreement with the buyer for the use of Terminix trade name in the United Kingdom. This agreement was valued at $6 million and accordingly, a like amount was allocated from the purchase price.


PORTFOLIO REVIEW AND DISPOSITIONS IN 2001
In October 2001, the Company's Board of Directors approved a series of strategic actions which were the culmination of an extensive portfolio review process that was initiated earlier in 2001. In the fourth quarter of 2001, the Company sold its Management Services business to ARAMARK Corporation for approximately $800 million and recorded an after-tax gain of $404 million. (A portion of Management Services was not sold as part of this transaction and represented a $15 million loss upon disposition). Also in the fourth quarter of 2001, the Company's Board of Directors approved the exit of non-strategic and under-performing businesses including TruGreen LandCare Construction, Certified Systems Inc. (CSI), and certain Terminix operations in Europe. The Company sold its TruGreen LandCare Construction operations to Environmental Industries, Inc. (EII) in certain markets and EII managed the wind-down of commercial landscaping construction contracts in the remaining markets. In addition, the Company sold all of its customer contracts relating to the exit of CSI (the Company's professional employer organization) to AMS Staff Leasing, N.A., Inc. In the fourth quarter of 2001, the Company sold certain subsidiaries of its European pest control and property services operations.

In the fourth quarter of 2002, the purchaser of the Company's European pest control and property services operations made a claim for a purchase price adjustment (relating to the 2001 sale), relating to an alleged breach of certain conditions in the purchase agreement. In the course of responding to that claim, the Company discovered that personnel of the former operations had made unsupported monthly adjustments to certain accounts. The Company subsequently agreed to an adjustment to the purchase price consisting of an $8 million cash payment and the cancellation of a previously reserved note receivable of $7 million. This $8 million charge was recorded in 2002.

At December 31, 2002, the Company has certain assets on its financial statements relating to discontinued operations, primarily receivables. Management is actively collecting the outstanding receivables. The Company believes that the remaining assets are presented at their net realizable value.

Reported "Discontinued operations" for all periods presented include the operating results of the sold and discontinued businesses noted above and the 2001 results include the gain from the sale of Management Services, net of losses from the disposition of other entities. The operating results and financial position of discontinued operations are as follows:

(in thousands, except per share data)
Operating Results:              2002          2001          2000
=================================================================
Operating revenue            $40,692    $2,271,376    $2,550,244
Income (loss) from
  discontinued
  operations before
  income taxes                 1,600       (27,232)       72,328
Provision for income
  taxes                          635        11,711        31,760
-----------------------------------------------------------------
Income from
  discontinued
  operations                     965       (38,943)
Gain on sale of
  Management Services,
  net of losses from
  disposition of other
  entities
                              (4,840)      323,213           -
=================================================================
Income from
  discontinued
  operations                 ($3,875)     $284,270       $40,568
=================================================================
Diluted earnings
  per share from
  discontinued
  operations                  ($0.01)        $0.95         $0.13
=================================================================


Financial Position:                           2002          2001
=================================================================
Current assets                              $5,300       $46,700
Property, plant and equipment                  400        12,300
Long-term assets                                 -         5,100
-----------------------------------------------------------------
Total assets                                $5,700       $64,100
-----------------------------------------------------------------
Current liabilities                        $32,200       $50,400
Long-term liabilities                       28,800        50,600
-----------------------------------------------------------------
Total liabilities                          $61,000      $101,000
=================================================================

In the fourth quarter of 2001, the Company recorded a pretax charge primarily related to goodwill and asset impairments and other items totaling $345 million. Reserves and accrual balances remain on the financial statements relating to these operations. Cash payments incurred for the wind-down of LandCare construction contracts, lease termination costs, workers compensation and health claims as well as professional service fees have been made during 2002. During the second quarter of 2002, the Company completed the sale of its ownership interest in five assisted living facilities. These properties were financed through an operating lease

Notes to Consolidated Financial Statements


arrangement, whereby, the Company guaranteed a portion of the residual value of the properties. At December 31, 2001, a $13.5 million reserve was established representing the amount by which the residual value guarantees exceeded the value of bids to purchase the facilities at that time. The final sales price was significantly greater than these bid levels and the Company realized a gain of $3.6 million from the sale on the assisted living properties.

The table below summarizes the activity during the twelve months ended December 31, 2002 for the remaining liabilities from the discontinued operations and the reserves for items recorded in the fourth quarter of 2001. The Company believes that the remaining reserves continue to be adequate and reasonable.

                                Balance at      Cash                  Balance at
                                 Dec. 31,     Payments     Income/     Dec. 31,
(in thousands)                     2001       or Other    (Expense)      2002
--------------------------------------------------------------------------------
Remaining liabilities
 from discontinued
 operations
   LandCare Construction          $34,100     $22,700     $(2,600)      $14,000
   Certified   Systems, Inc.       23,800      13,700      (3,500)       13,600
   Management Services              7,400       1,300       4,500         1,600
   International businesses        19,600      20,100(1)  (21,900)(1)    21,400
   Other                           16,100       6,300        (600)       10,400
Reserves related to
  strategic actions in the
  fourth quarter of 2001          $36,000     $14,900      $5,600       $15,500


(1) The liabilities of this business assumed by the buyer of the sold operations totaled $19.6 million. During 2002, the Company recorded accruals in connection with sold operations and a cash adjustment to the purchase price of the 2001 dispositions.

The Company recorded a $3.2 million charge in the second quarter of 2002 in operating income relating to the retirement agreement of a key executive. This severance will be paid out over three years.

DISPOSITIONS IN 2000
In September 2000, the Company completed the sales of two non-core businesses. The Company's interior plant care business was sold for $44 million in cash. In addition, the Company sold its Diversified Health Services unit, a business that manages long-term care facilities. Neither transaction had a material impact on the Company's operating results.

COMMITMENTS AND CONTINGENCIES
The Company carries insurance policies on insurable risks at levels which it believes to be appropriate. The Company generally has self-insured retention limits and has obtained fully insured layers of coverage above such self-insured retention limits. Accruals for self-insurance losses and warranty claims in the American Home Shield business are made based on the Company's claims experience and actuarial assumptions. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

In the  ordinary  course of  conducting  its  business  activities,  the Company becomes involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings included general and commercial liability actions and a small number of environmental proceedings. The Company does not expect any of these proceedings to have a material adverse effect on its financial condition or results of operations.

EMPLOYEE BENEFIT PLANS
Discretionary contributions to qualified profit sharing and non-qualified deferred compensation plans were made in the amount of $9.2 million in 2002, $8.9 million in 2001 and $9.3 million in 2000. Under the Employee Share Purchase Plan, the Company contributed $.9 million in 2002, $.8 million in 2001 and $.8 million in 2000. These funds defrayed part of the cost of the shares purchased by employees.

MINORITY INTEREST OWNERSHIP AND RELATED PARTIES
The Company continues to maintain minority investors in Terminix. This minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. This equity security is exchangeable into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share. As of the date of the Company's acquisition of ARS in 1999, certain members of management acquired, at fair market value, equity interests in the HVAC and plumbing operations. In the fourth quarter of 2002, the Company repurchased at fair value the shares of ARS for approximately $3 million.

Kleiner Perkins Caufield & Byers (KP) purchased a minority interest in ServiceMaster Home Service Center (SMHSC) in January 2000 for $15 million and exercised an option to purchase an additional $5 million in January 2001. In May 2000 certain members of ServiceMaster management purchased a minority interest in SMHSC for approximately $1 million. The Company had allocated losses in SMHSC to KP's minority interest in 2000 and 2001 based on its relative priority in liquidation until such interest was reduced to zero in 2001. In December 2001, the Company acquired, at fair value ($20 million), the minority interest SMHSC held by KP. The entire purchase price to KP was allocated to goodwill. The Company also purchased management's ownership is SMHSC for approximetely $1 million.

Also in 2001, and in connection with the sale and disposition of the TruGreen LandCare construction operations, the Company repurchased at fair value the shares of TruGreen that were previously purchased by management earlier in the year. The purchase and sales prices of the shares were at identical amounts of $12 million, which was charged to the minority interest liability.

In January 2001, Jonathan P. Ward, President and Chief Executive Officer of ServiceMaster, purchased from ServiceMaster a 5.50 percent convertible debenture due January 9, 2011, with a face value of $1.1 million. The Company loaned Mr. Ward the entire amount of the purchase price through a 5.50 percent full recourse loan due January 9, 2011. In May 2001, Mr. Ward purchased a second 5.50 percent convertible debenture due May 10, 2011, with a face value of $1.1 million. The Company loaned 50 percent of the purchase price of this second debenture with a 5.50 percent full recourse loan due May 10, 2011. Each debenture becomes convertible into 20,000 shares of ServiceMaster common stock on December 31, in each of the years 2001 through 2005. The Company has treated these transactions under variable plan accounting and the impact to the financial statements was immaterial in 2002 and 2001.

Notes to Consolidated Financial Statements


LONG-TERM DEBT
Long-term debt includes the following:

(In thousands)                      2002          2001
-------------------------------------------------------
8.45% maturing in 2005          $137,499      $250,000
6.95% maturing in 2007            49,225       100,000
7.88% maturing in 2009           179,000       193,000
7.10% maturing in 2018            79,473       149,000
7.45% maturing in 2027           195,000       195,000
7.25% maturing in 2038            82,650        88,150
International borrowings               -        36,519
Other                            112,628       143,524
Less current portion            (31,135)      (34,944)
-------------------------------------------------------
Total long-term debt            $804,340    $1,120,249
=======================================================

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.5 times earnings before interest, taxes, depreciation, and amortization (EBITDA)) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2002, the Company was in compliance with the covenants related to these debt agreements and based on its operating outlook for 2003, expects to be able to maintain compliance in the future.

The Company does not have any debt agreements that contain put rights or provide for acceleration of maturity as a result of a change in credit rating. However, the Company has a number of debt agreements which contain standard ratings-based "pricing grids" where the interest rate payable under the agreement changes as the Company's credit rating changes. While the Company does not expect a negative change in credit ratings, the impact on interest expense resulting from changes in credit ratings is not expected to be material to the Company.

Since August 1997, ServiceMaster has issued $1.1 billion of unsecured debt securities pursuant to registration statements filed with the Securities and Exchange Commission. As of December 31, 2002, ServiceMaster had $550 million of senior unsecured debt securities and equity interests available for issuance under an effective shelf registration statement.

In the second quarter of 2002, the Company recorded an extraordinary loss on early extinguishment of $9 million after-tax, or $.03 per diluted share, resulting from the repurchase of its publicly traded debt with a principal amount of $252 million including approximately $218 million repurchased in a tender offer.

In the fourth quarter of 2001, the Company repaid prior to maturity, its 10.81 percent notes maturing 2001-2002, 6.65 percent notes maturing 2002-2004 and its
7.4 percent notes maturing in 2006. In connection with the early retirement of these notes, the Company paid "make-whole" premiums of $17 million pretax. In addition, during 2001, the Company repurchased, prior to maturity, approximately $123.9 million of its public debt and recognized a pretax gain of approximately $11 million.

The Company has a committed revolving bank credit facility for up to $490 million that expires in December 2004. The facility can be used for general Company purposes. As of December 31, 2002, the Company had issued approximately $136 million of letters of credit under the facility and had unused commitments of approximately $354 million. At the Company's current credit ratings, the interest rate under the facility is LIBOR plus 125 to 150 basis points depending upon usage.

As of December 31, 2002, the Company had approximately $26 million of annually renewable surety bonds outstanding that primarily support obligations the Company has under insurance programs. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.

The Company is exposed to interest rate fluctuations on its floating rate debt. As of year-end, the Company had no floating rate borrowings. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. As of December 31, 2002, no interest rate swaps were outstanding.

Cash interest payments were $76 million in 2002, $128 million in 2001 and $130 million in 2000. Average rates paid on the revolving credit facility were 5.0 percent in 2001 and 6.6 percent in 2000. There were no material borrowings under the facility in 2002. Future scheduled long-term debt payments are $31.1 million in 2003 (average rate of 4.2 percent), $24.3 million in 2004 (average rate of
4.8 percent), $151.3 million in 2005 (average rate of 8.2 percent), $10.6 million in 2006 (average rate of 6.0 percent) and $59.1 million in 2007 (average rate of 6.7 percent).

The Company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the Company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the Company would normally expect to renew the leases or substitute another location and lease.

The majority of the Company's vehicle fleet is leased through operating leases. Lease terms are non-cancelable for the first 12 month term and then are month-to -month leases, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees. At December 31, 2002 there was approximately $257 million of residual value relating to the Company's fleet.

Rental expense for 2002, 2001 and 2000 was $159 million, $160 million and $147 million, respectively. Future long-term

Notes to Consolidated Financial Statements


noncancelable operating lease payments are $63.0 million in 2003, $49.7 million in 2004, $39.8 million in 2005, $31.8 million in 2006, $25.2 million in 2007 and
$51.5 million thereafter.

The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the leases up to 82 percent of the fair market value at the commencement of the lease. At December 31, 2002, approximately $72 million was funded under these facilities. Of the $95 million in facilities, $80 million expires in October 2004 and $15 million expires in January 2008. Approximately $15 million of these leases that involve constructed properties have been recorded on the balance sheet as capital leases with related assets and debt recorded as of December 31, 2002 and 2001.

CASH AND MARKETABLE SECURITIES
Cash, money market funds and certificates of deposits, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. The Company's investments consist primarily of publicly traded debt and common equity securities.

As of December 31, 2002, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $116.7 million and the aggregate cost basis was $119.1 million.

Interest and dividend income received on cash and marketable securities was $10.6 million, $9.7 million, and $10.0 million, in 2002, 2001, and 2000, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. As a result of such a review, the Company wrote down the value of its investment portfolio by $4 million, pretax in 2001.

RECEIVABLE SALES
In 2001, the Company entered into an agreement which provides for the ongoing revolving sale of a designated pool of accounts receivable of TruGreen and Terminix to a wholly-owned, bankruptcy-remote subsidiary, ServiceMaster Funding LLC. ServiceMaster Funding LLC has entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a pool of accounts receivable to unrelated third party purchasers. ServiceMaster Funding LLC retains an undivided percentage interest in the pool of accounts receivable and bad debt losses for the entire pool are allocated first to this retained interest. The Company recorded a $3 million pretax loss in 2001 related to this program which was recorded in minority interest expense. At December 31, 2002, there were no receivables sold to third parties under this agreement. However, the Company may sell its receivables in the future which would provide an alternative funding source. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company.

COMPREHENSIVE INCOME

Comprehensive  income,  which  encompasses  net  income,   unrealized  gains  on
marketable securities, and the effect of foreign currency translation is disclosed in the Statement of Shareholders' Equity.

(In thousands)                    2002      2001       2000
-------------------------------------------------------------
Unrealized holding
  gains (losses)
  arising in period           $(7,941)   $(3,601)    $20,553
Tax expense                    (3,196)    (2,382)      8,447
-------------------------------------------------------------
Net of tax amount             $(4,745)   $(1,219)    $12,106
=============================================================
Gains (losses) realized       $(1,460)    $3,845     $15,173
Tax expense                      (584)       705       6,236
-------------------------------------------------------------
Net of tax amount               $(876)    $3,140      $8,937
=============================================================

Accumulated comprehensive income included the following components as of December 31:

(In thousands)                    2002      2001       2000
-------------------------------------------------------------
Unrealized gains
  (losses) on securities      $(1,036)    $2,832     $7,192
Foreign currency
  translation                     187     (5,329)   (16,469)
-------------------------------------------------------------
Total                           $(849)   $(2,496)   $(9,277)
=============================================================

SHAREHOLDERS' EQUITY
The Company has authorized one billion shares of common stock with par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding.

The Company has an effective shelf registration statement to issue shares of common stock in connection with future, unidentified acquisitions. This registration statement allows the Company to issue registered shares much more efficiently when acquiring privately held companies. The Company plans to use the shares over time in connection with purchases of small acquisitions. There were approximately 4.7 million shares available for issuance under this registration statement at December 31, 2002.

As of December 31, 2002, there were 37.3 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a

Notes to Consolidated Financial Statements



vesting period and are restricted as to the sale or transfer of the shares.

Beginning in 2003, the Company will account for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company will use the "prospective method" of SFAS 148 and expense the fair value of new employee option grants awarded subsequent to 2002. If the Company continues its historical pattern of option granting, the impact would be approximately $.005 per share in 2003, growing to approximately $.03 per share over five years.

Prior to 2003, the Company has accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. See the "Stock-Based Compensation" note in the "Significant Accounting Policies" section for the proforma net income and earnings per share under the fair value based method of SFAS 123. In computing this proforma impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 2002, 2001 and 2000:
risk-free interest rates of 4.5 percent, 4.8 percent and 6.1 percent, respectively; distribution yields of 3.2 percent 3.7 percent and 4.1 percent, respectively; and average expected lives of six to seven years. The options granted to employees in 2002, 2001 and 2000 have weighted-average fair values of $3.51, $2.41 and $2.19, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.



Options and grant transactions during the last three years are summarized below:



                                                       Share          Price            Weighted Avg.     Share         Price
                                                      Options         Range           Exercise Price     Grants        Range
================================================================================================================================
Total exercisable, December 31, 1999                10,180,246    $2.24 - 87.55            $11.20             -               -
Total outstanding, December 31, 1999                23,773,529    $2.24 - 87.55            $13.37       713,830    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2000
  Granted to employees                               4,326,164    $8.48 - 12.55             $9.75             -               -
  Exercised or vested                                (591,517)    $2.24 - 14.55             $5.04     (231,474)    $2.86 - 7.96
  Terminated or resigned                             (992,847)    $2.25 - 81.60            $16.86             -               -
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2000                12,208,351    $2.25 - 87.55            $12.37             -               -
Total outstanding, December 31, 2000                26,515,329    $2.25 - 87.55            $12.84       482,356    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2001
  Granted to employees                               5,184,141    $9.10 - 12.52            $10.63             -               -
  Exercised or vested                                (864,418)    $2.25 - 11.41             $6.52     (171,518)    $2.86 - 7.96
  Terminated or resigned                           (1,503,167)    $2.25 - 87.55            $17.27             -               -
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2001                15,237,607    $2.25 - 77.56            $12.36             -               -
Total outstanding, December 31, 2001                29,331,885    $2.25 - 77.56            $12.40       310,838    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2002
  Granted to employees                               4,939,141    $9.09 - 15.10            $13.08       179,000    $10.51-13.80
  Exercised or vested                              (1,586,248)    $2.25 - 14.55             $7.60     (129,533)    $2.86 - 7.96
  Terminated or resigned                             (871,439)    $5.14 - 73.53            $16.37             -               -
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2002                18,089,830    $2.25 - 77.56            $13.05             -               -
Total outstanding, December 31, 2002                31,813,339    $2.25 - 77.56            $12.64       360,305   $2.86 - 13.80
================================================================================================================================


Notes to Consolidated Financial Statements




Options outstanding at December 31, 2002:

                            Number        Weighted Average         Weighted             Number             Weighted
     Range of            Outstanding          Remaining             Average           Exercisable           Average
  Exercise Prices        at 12/31/02            Life             Exercise Price       at 12/31/02       Exercise Price
=======================================================================================================================
    $2.25 - 6.44            813,696           2.0 Years              $6.43               813,696           $6.43
    7.41 - 10.78         11,684,161           4.0 Years               9.58             5,796,771            9.18
   10.80 - 15.94         12,853,267           6.0 Years              12.32             6,282,043           11.78
   16.12 - 22.33          6,098,288           6.0 Years              18.18             4,836,464           18.21
   27.20 - 77.56            363,927           4.0 Years              42.88               360,856           42.88
-----------------------------------------------------------------------------------------------------------------------
   $2.25 - 77.56         31,813,339           5.0 Years             $12.64            18,089,830          $13.05
=======================================================================================================================


EARNINGS PER SHARE
Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. The weighted average common shares for the diluted earnings per share calculation includes the incremental effect related to outstanding options whose market price is in excess of the exercise price. Shares potentially issuable under convertible securities have been considered outstanding for purposes of the diluted earnings per share calculations. In computing diluted earnings per share, the after-tax interest expense related to convertible debentures is added back to net income in the numerator, while the diluted shares in the denominator include the shares issuable upon conversion of the debentures. The effects of outstanding stock options whose market price is in excess of the exercise price and shares potentially issuable under convertible securities have not been included in the 2001 diluted loss per share calculation as their effect would have been anti-dilutive. As a result, diluted earnings per share is the same as basic earnings per share. Had the Company recognized income from continuing operations in 2001, incremental shares attributable to the assumed exercise of outstanding options and conversion of debentures would have increased diluted shares outstanding by 12.7 million shares, and the after-tax interest expense related to convertible debentures that would have been added to net income in the numerator totaled $4.8 million.

The following table reconciles both the numerator and the denominator of the basic earnings per share from continuing operations computation to the numerator and the denominator of the diluted earnings per share from continuing operations computation.


(In thousands, except per
share data)
                                    FOR YEAR ENDED 2002                For year ended 2001                 For year ended 2000
CONTINUING OPERATIONS:         INCOME      SHARES      EPS         Loss       Shares         EPS       Income       Shares     EPS
====================================================================================================================================
Basic EPS                    $170,098     300,383    $0.57      $(164,464)    298,659     $(0.55)     $124,274      302,487   $0.41
Effect of Dilutive
  Securities, net of tax:
    Options                                 5,529                                 -                                   3,031
    Convertible
      Debentures                4,780       8,200                      -          -                      -              -
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                  $174,878     314,112    $0.56      $(164,464)    298,659     $(0.55)     $124,274      305,518   $0.41
====================================================================================================================================



Notes to Consolidated Financial Statements


QUARTERLY OPERATING RESULTS (UNAUDITED)
As discussed in the Notes to the Consolidated Financial Statements, the Company has restated its consolidated financial statements for the years ended December 31, 2001 and 2000 as well as the previously reported 2002 quarterly results. The impact of the restatement on operating revenue, gross profit, income from continuing operations and earnings per share is presented below.

For interim accounting purposes, TruGreen ChemLawn incurs pre-season advertising costs and annual repair and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized as expense in proportion to the related revenues. Full year results are not affected. The quarterly information for 2002, 2001 and 2000 has been restated to treat certain costs that were previously deferred as period costs. There was no impact on full-year results for 2002, 2001 and 2000 as a result of this change.

The table below excludes extraordinary items and the cumulative effect of accounting changes. These items are as follows. In the second quarter of 2002, the Company recorded an extraordinary loss from the early extinguishment of debt of $.03 per diluted share ($9 million after-tax). In 2001, also related to the early extinguishment of debt, the Company recorded an extraordinary loss of $.03 per diluted share ($9 million after-tax) in the fourth quarter and an extraordinary gain of $.02 per diluted share ($6 million after-tax) in the first quarter.

In 2000, the Company changed its method of accounting for revenue from its termite baiting contracts. The cumulative effect of this accounting change as of January 1, 2000 was $11.1 million ($18.9 million pretax).


  (in thousands, except
      per share data)             AS PREVIOUSLY   AS RESTATED    %    As Previously  As Restated   %     As Previously   As Restated
                                     REPORTED                           Reported                            Reported
                                       2002          2002       Chg     2001 (1)        2001      Chg        2000 (1)       2000
====================================================================================================================================
CONTINUING OPERATIONS:
Operating Revenue:
First Quarter                        $733,385      $734,263   2%         $719,591    $722,861      1%        $712,105     $714,865
Second Quarter                      1,032,807     1,034,937    1        1,015,687   1,020,034      5          974,528      976,081
Third Quarter                       1,013,484     1,010,661    3          981,552     981,284      3          955,081      953,895
Fourth Quarter                            N/A       809,228   (3)         822,357     837,266      8          778,657      776,961
====================================================================================================================================
                                                 $3,589,089   1%       $3,539,187  $3,561,445      4%      $3,420,371   $3,421,802
====================================================================================================================================
Gross Profit:
First Quarter                        $203,135      $188,202   7%         $193,924    $175,085      7%        $180,924     $163,858
Second Quarter                        346,050       359,769    4          332,577     344,643      6          316,159      326,129
Third Quarter                         323,456       335,252    4          306,063     321,774      2          300,766      316,755
Fourth Quarter                            N/A       224,640   (6)         217,006     239,471      31         195,428      183,148
====================================================================================================================================
                                                 $1,107,863   2%       $1,049,570  $1,080,973      9%        $993,277     $989,890
====================================================================================================================================
Income from Continuing
Operations:
First Quarter                         $23,785       $11,858   N/A         $17,006       $734     (94%)        $27,104      $13,322
Second Quarter                         60,750        71,437   44           45,019      49,735     (8)          49,469       54,239
Third Quarter                          57,810        66,988   49           35,730      45,042     (11)         42,231       50,659
Fourth Quarter                            N/A        19,815   N/A       (265,068)   (259,975)     N/A          21,886        6,054
====================================================================================================================================
                                                   $170,098   N/A      $(167,313)  $(164,464)     N/A        $140,690     $124,274
====================================================================================================================================
Basic Earnings Per Share:
First Quarter                           $0.08         $0.04   N/A           $0.06       $ -     (100%)          $0.09        $0.04
Second Quarter                           0.20          0.24   41             0.15        0.17     (6)            0.16         0.18
Third Quarter                            0.19          0.22   47             0.12        0.15     (12)           0.14         0.17
Fourth Quarter                            N/A          0.07   N/A          (0.89)      (0.87)     N/A            0.07         0.02
====================================================================================================================================
                                                      $0.57   N/A         $(0.56)     $(0.55)     N/A           $0.47        $0.41
====================================================================================================================================
Diluted Earnings Per Share:
First Quarter                           $0.08         $0.04   N/A           $0.06        $ -    (100%)          $0.09        $0.04
Second Quarter                           0.20          0.23   44             0.15        0.16     11             0.16         0.18
Third Quarter                            0.19          0.22   47             0.12        0.15     (12)           0.14         0.17
Fourth Quarter                            N/A          0.07   N/A          (0.84)      (0.87)     N/A            0.07         0.02
====================================================================================================================================
                                                      $0.56   N/A         $(0.52)     $(0.55)     N/A           $0.46        $0.41
====================================================================================================================================
DISCONTINUED OPERATIONS:
Income from Discontinued
Operations:
First Quarter                           $(43)        $(217)                $6,218      $5,258                  $8,950       $8,463
Second Quarter                            200           295                 5,694       4,225                  16,846       15,993
Third Quarter                             527         1,095                10,393       7,490                   8,555        8,753
Fourth Quarter                            N/A       (5,048)               303,463     267,297                   9,947        7,359
====================================================================================================================================
                                                   $(3,875)              $325,768    $284,270                 $44,298      $40,568
====================================================================================================================================
Diluted Earnings Per Share:
First Quarter                             $ -           $ -                 $0.02       $0.02                   $0.03        $0.03
Second Quarter                              -             -                  0.02        0.01                    0.05         0.05
Third Quarter                               -             -                  0.03        0.02                    0.03         0.03
Fourth Quarter                            N/A        (0.02)                  0.97        0.89                    0.03         0.02
====================================================================================================================================
                                                    $(0.01)                 $1.05       $0.95                   $0.14        $0.13
====================================================================================================================================

(1) During the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom. The financial results from these operations have been reclassified from "Continuing Operations" to "Discontinued Operations" for all periods presented.

                                   2002              2001                2000
-------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE:
First Quarter                     $0.10    0%        $0.10   11%         $0.09
Second Quarter                     0.10    0         0.10    11           0.09
Third Quarter                     0.105    5         0.10     0           0.10
Fourth Quarter                    0.105    5         0.10     0           0.10
===============================================================================
                                  $0.41    3%        $0.40    5%         $0.38
===============================================================================

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of The ServiceMaster Company

We have audited the accompanying consolidated statements of financial position of The ServiceMaster Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The ServiceMaster Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Restatement note to the consolidated financial statements, the accompanying 2001 and 2000 consolidated financial statements have been restated.

As discussed in the Newly Adopted Accounting Principles note to the consolidated financial statements, effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets.


Deloitte & Touche LLP
Chicago, Illinois
March 26, 2003