Form 10-K, Exhibit 13
period 2004-02-29
SERVICEMASTER CO
filed 2004-03-15
CIK 1052045



  FINANCIAL HIGHLIGHTS
  (In thousands, except per share data)
  AS OF AND FOR THE YEARS ENDED DECEMBER 31                                                2003          2002        CHANGE
  -------------------------------------------------------------------------------- ------------- ------------- -------------
  OPERATING RESULTS

  Operating revenue                                                                  $3,568,586    $3,500,721            2%

  Operating income (loss) (1)                                                         (166,243)       335,393

  Income (loss) from continuing operations (1,2)                                      (221,975)       157,303

  Loss from discontinued operations (3)                                                 (2,712)         (309)
                                                                                   ---------------------------

  Net income (loss)                                                                  ($224,687)      $156,994

  DILUTED EARNINGS (LOSS) PER SHARE:
  Income (loss) from continuing operations (1,2)                                        $(0.75)         $0.51
  Loss from discontinued operations (3)                                                  (0.01)             -
                                                                                   ---------------------------
  Diluted earnings (loss) per share                                                     $(0.76)         $0.51

  Cash dividends per share                                                                $0.42         $0.41            2%
  -------------------------------------------------------------------------------------------------------------------------
  FINANCIAL POSITION
  Total assets                                                                       $2,956,426    $3,414,938
  Total debt                                                                            819,271       835,475
  Shareholders' equity                                                                  816,517     1,218,700
  -------------------------------------------------------------------------------------------------------------------------

  CASH FLOWS
  Cash from operating activities                                                       $283,538      $374,191         (24%)
  -------------------------------------------------------------------------------------------------------------------------
  SHARE PRICE RANGE
  (TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL SVM)
  High price for the year                                                                $12.10        $15.50
  Low price for the year                                                                   8.95          8.89
  Closing price as of December 31,                                                        11.65         11.10



(1) The Company's goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value based test. During the third quarter of 2003, the Company recorded a non-cash impairment charge associated with goodwill and intangible assets at its American Residential Services, American Mechanical Services and TruGreen LandCare business units of $481 million pre-tax ($383 million after-tax). The impact on diluted earnings per share of this charge was $1.30.

(2)  In 2003, the Company adopted  Statement of Financial  Accounting  Standards
     (SFAS) 145, which eliminated the requirement to report all material gains and losses from the extinguishment of debt as extraordinary items. In 2002, the Company recorded an extraordinary loss of $.03 per diluted share ($15 million pre-tax, $9 million after-tax) from the early extinguishment of debt. As a result of the Company's adoption of SFAS 145 in 2003, this loss has been reclassified into continuing operations interest expense, thereby reducing the previously reported 2002 income from continuing operations and related diluted earnings per share from continuing operations by the same amount.

(3) In the third quarter of 2003, the Company sold the assets and related operational obligations of the utility line clearing operations of TruGreen LandCare. The results of the utility line clearing operations have been reclassified as "Discontinued operations" for all periods presented and are not included in continuing operations. Earnings per share from continuing operations in 2002 were reduced $.01 and correspondingly earnings per share from discontinued operations were increased by $.01 to reflect the reclassification of the divested utility line clearing business as discontinued operations.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS
CONSOLIDATED REVIEW
ServiceMaster ("the Company") faced challenging weather and economic conditions and 10 year lows in consumer confidence in the first half of 2003. Late snow and cooler temperatures early in the year in many regions of the country delayed TruGreen's lawn care production season and impeded the development of the termite swarm, negatively impacting the volume of termite services in Terminix. The Company responded to these challenges by implementing an aggressive cost reduction program which resulted in the elimination of over 600 jobs, enacting a wage and hiring freeze, reducing significantly incentive compensation for senior management, and enforcing tighter management of field labor. These actions as well as more normal weather conditions in the fourth quarter contributed to improved results in the second half of the year.

Going into 2004, the Company is focused on four key areas across the enterprise:

1. BRAND DEVELOPMENT AND DELIVERY - Continued development and delivery of clear and distinctive brand propositions derived from listening to the customer, which will involve changing, aligning and refining the Company's offerings to be more valuable to its customers. This includes enhancing the visible results of lawn care services at TruGreen through the use of more effective weed control; providing customers with greater choice in the type and timing of services provided by Terminix; and providing guaranteed on-time technician arrival within a two-hour window at American Residential Services (ARS).

2. ENHANCING SERVICE CAPABILITIES - Use of technology and Six Sigma to improve the customer service capabilities and efficiency of the organization, especially relating to the branches.

3. COMPLIANCE AND SAFETY - Continued focus on compliance and safety initiatives which includes adding professional safety and loss-prevention managers in the field; increasing employee communication and training; improving the Company's measurement and tracking systems; and tying a portion of incentive pay of operating leadership to improvements in safety.

4. TRAINING - Development and training of employees, including the launch of a company-wide branch manager training school.

As the Company looks toward 2004 it will maintain a strong focus on top-line sales growth, increased pricing discipline, continued improvements in customer retention and employee satisfaction and improving margins in TruGreen LandCare, ARS and American Mechanical Services (AMS). The Company expects its profit growth in 2004 to be partially offset by higher safety and insurance-related costs and a return to a more normal level of incentive compensation. These factors, combined with the current economic and employment outlook, lead the Company to expect revenue growth to be in the mid-single digits in 2004 with earnings per share growing slightly faster. Earnings per share growth is typically faster than revenue growth due to the Company's ability to leverage its cost base on the incremental volume. The Company expects to experience continued pressure from insurance costs, which grew by approximately $.03 per share in 2003 and are expected to increase approximately another $.03 per share in 2004. In addition, there was a reduced level of incentive compensation earned during the year for senior, and to a lesser degree, middle management of the Company in 2003. The impact of potentially funding the total amount that could be earned in 2004 based on improved operating results could result in approximately $.05 - $.06 per share of incremental expense. This impact however, should be offset by the effect of the cost reduction initiatives implemented in late 2003.

2003 COMPARED WITH 2002
Revenue for 2003 was $3.6 billion, two percent above 2002. The Company reported a net loss from continuing operations in 2003 of ($222) million and a loss from discontinued operations of ($3) million. The net loss of ($225) million in 2003 compared with net income of $157 million in 2002. Diluted earnings per share was a ($.76) loss in 2003 and $.51 in 2002.

Diluted earnings per share from continuing operations was a loss of ($.75) in 2003 compared with $.51 in 2002. The diluted earnings per share for 2003 includes a non-cash goodwill and intangible assets impairment charge of $1.30 per share ($481 million pre-tax, $383 million after-tax). Operating income for 2003 was a loss of ($166) million, compared with income of $335 million in 2002. The 2003 results include the $481 million non-cash impairment charge. The net change in operating income reflects strong growth at American Home Shield and ServiceMaster Clean and increased profits in TruGreen's lawn care operations and Terminix, offset by the impact of the impairment charge, reduced profitability in TruGreen's landscaping operations as well as at AMS. There was also increased spending at the headquarters level.

The diluted earnings per share from continuing operations amount of $.51 in 2002 includes $.03 of expense relating to the early extinguishment of debt. This was previously reported as an extraordinary item in 2002 and not part of income from continuing operations. In 2003, the Company adopted a new accounting standard which required the 2002 expense to be reclassified into continuing operations as interest expense.

In the third quarter of 2003, the Company recorded a non-cash impairment charge associated with the goodwill and intangible assets at its ARS, AMS and TruGreen LandCare business units of $481 million pre-tax, which is $383 million after-tax or $1.30 per share. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is October 1.

Based on events and underlying trends in its HVAC, plumbing and commercial landscape business, the Company determined that these businesses were unlikely to generate the necessary cash flows to support the recorded value of goodwill and intangible assets. There were several factors leading up to the resulting impairment charge. Throughout the first half of the year, management believed that the significant declines in operating results in these businesses were due to temporary conditions and that the operations, with an anticipated good summer season, would show ongoing improvement which would support the amount of goodwill and intangible assets on the balance sheet. The Company had discussed such events and trends in its press releases and periodic filings with the Securities and Exchange Commission. In the third quarter of 2003, the results did not improve. In addition, the Company identified certain branch closures at ARS and announced the sale of its utility line clearing operations at TruGreen LandCare. The lack of a good summer season, combined with declining profitability in the base businesses, led management to conclude that the businesses were unlikely to meet the previous projections which had supported the carrying value. As a result, the Company recorded a non-cash impairment charge to reduce the carrying value of the assets to $56 million, their estimated fair value.

During the fourth quarter of 2003, the Company recorded a reduction in revenue and operating income as a result of a correction in its historical method of recognizing renewal revenues from certain Terminix and American Home Shield customers who have prepaid. The effects of the adjustment were not material to prior years. This adjustment reduced operating and pre-tax income by $12 million, or $.02 per share in the fourth quarter of 2003. The Company also recorded a favorable adjustment as a result of positive trending in certain termite damage claim costs. This resulted in a pre-tax reduction in expense of $7 million in the fourth quarter and $13 million, or $.03 per share, for the full year. Combined, these items reduced revenues for the fourth quarter by $14 million and reduced operating and pre-tax income in the fourth quarter by approximately $5 million. In addition, the Company incurred severance and shut down costs primarily associated with branch closures and had lower incentive compensation expense than the prior year; the net effect of these latter two other items was immaterial.

Cost of services rendered and products sold increased one percent compared to the prior year and decreased as a percentage of revenue to 68.1 percent in 2003 from 68.5 percent in 2002. This decrease reflects a change in the mix of business as TruGreen ChemLawn, Terminix, and American Home Shield increased in size in relationship to the overall business of the Company. These businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenue. Selling and administrative expenses increased seven percent and increased as a percentage of revenue to 22.9 percent from 21.7 percent in 2002. The increase in selling and administrative expenses primarily reflects the change in business mix described above, as well as increased expenditures for sales and marketing and higher technology and compliance costs at the headquarters level.

Net interest expense decreased $35 million from 2002, reflecting the payment in 2002 of a $15 million premium to repurchase public bonds, lower interest expense from reduced debt balances, as well as higher investment income from securities gains in the American Home Shield investment portfolio.

Comparability of the effective tax rate is impacted by the impairment charge recorded in the third quarter of 2003 and the use of prior year net operating losses in 2002. The effective tax rate of continuing operations reflects a one percent benefit in 2003 and a 35 percent provision in 2002. The impairment charge recorded in 2003 included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million, or approximately 20 percent of the pre-tax impairment charge of $481 million. Excluding the impairment charge the tax rate was 37 percent. The 2002 rate included a one-time benefit from utilizing the prior year net operating losses of the ServiceMaster Home Service Center operations, which resulted in a reduction in the tax provision. The Company anticipates the effective tax rate of continuing operations to increase slightly in 2004 to a more normalized rate of approximately 39 percent.

SEGMENT REVIEW (2003 VS. 2002)

KEY PERFORMANCE INDICATORS
As of December 31,

                                            2003           2002
                                        -----------    -----------
TRUGREEN -
   Growth in Full Program Contracts             4%             2%
   Customer Retention Rate                   59.5%          59.3%

TERMINIX -
   Growth in Pest Control Customers             2%             2%
   Pest Control Customer Retention Rate      77.1%          75.8%


   Growth in Termite Customers                 -2%             -%
   Termite Customer Retention Rate           88.1%          89.0%

AMERICAN HOME SHIELD -
   Growth in Warranty Contracts                 5%            15%
   Customer Retention Rate                   55.1%        55.0% *

* Restated to conform with the 2003 calculation

TRUGREEN SEGMENT
The TruGreen segment includes lawn care services performed under the TruGreen ChemLawn brand name and landscape maintenance services provided under the TruGreen LandCare brand name. During the third quarter of 2003, the Company sold the assets and related operational obligations of the utility line clearing operations of TruGreen LandCare for approximately $20 million in cash. The impact of this sale was not material to the Company's consolidated financial statements for 2003. The results of the sold utility line clearing operations have been reclassified as discontinued operations and are not included in continuing operations.

The TruGreen segment reported revenues of $1.3 billion in 2003, five percent above the prior year. The segment reported an operating loss of ($34) million, compared with operating income of $165 million in 2002. During the third quarter of 2003, the Company recorded a non-cash impairment charge of $189 million pre-tax, relating to goodwill and intangible assets of its TruGreen LandCare operations. For a further discussion of the impairment charge see the "Goodwill and Intangible Assets" section in the Notes to Consolidated Financial Statements. The decrease in segment operating income primarily reflects the impact of the impairment charge as well as a $15 million decline in profits in the landscaping operations, partially offset by a $5 million increase in operating income in the lawn care operations.

Revenue in the lawn care operations increased six percent over 2002 reflecting a four percent increase in the number of customers, which has been supported by tuck-in acquisitions, and growth in revenue from commercial accounts and ancillary services (e.g., add-on services such as lawn aeration and grub control). The Company has responded to increased state and federal restrictions on telemarketing by broadening its marketing approach, with increased expenditures on direct mail and other advertising. A 10 percent decline in sales through the traditional telemarketing channel was offset by a doubling of sales through other channels, most notably direct mail. Sales through non-telemarketing channels comprised 20 percent of new sales in 2003. Continued development of these other channels will be a critical focus in 2004 as the Company continues to work through the effects of the national Do-Not-Call list. Telemarketing is a cost effective sales channel relative to other channels. Therefore, as a result of this shift, the Company has experienced an increase in its marketing costs.

As the Company continues to reduce its dependency on telemarketing, there will be a change in the timing of when new customers are obtained. Typically, telemarketing is a preseason activity that is particularly heavy in January and February. Therefore, the shift to more non-telemarketing sales will move the addition of new customers from preseason activity to sales from direct mail and other channels which are "in season". As a result, the Company expects to experience a slight decline in lawn care customer counts during the first quarter of 2004, followed by increases in subsequent quarters. Quality of service initiatives have resulted in the customer retention rate improving 20 basis points to 59.5 percent compared to 59.3 percent in 2002. This improvement follows a 160 basis point increase in retention achieved in 2002. Customer feedback indicates that cancellations due to quality issues have decreased relative to the prior year, whereas those due to economic considerations have increased. The Company believes this trend is a result of its increased focus on customer service and problem resolution.

Operating income in the lawn care operations increased three percent. Favorable weather in the fourth quarter partially offset the impact of poor weather in the first quarter of the year. Margins declined slightly, reflecting the higher marketing costs discussed above as well as increased insurance costs.

Revenue in the landscape maintenance business increased two percent compared to 2002, consisting of modest growth in base contract maintenance volume and an increase in first quarter snow removal revenue, offset by a reduced level of enhancement sales (e.g., add-on services such as seasonal flower plantings). Enhancement sales activity was depressed due to the weak economy and increased pricing pressure from competitors. Operating income in the landscaping operations declined in 2003, reflecting the impact of the impairment charge as well as a decreased level of higher margin enhancement sales, increased insurance and labor costs, and approximately $1.5 million of costs incurred to consolidate branch locations. In 2004, the Company expects improvement in operating income from the landscaping operations resulting from adding management depth and industry experience, improving pricing and cost disciplines, consolidating sub-scale branches, and expanding its safety professionals and programs.

Capital employed in the TruGreen segment decreased 16 percent, primarily reflecting the impact of the impairment charge, partially offset by tuck-in acquisitions. Capital employed is a non-U.S. GAAP measure that is defined as the segment's total assets less liabilities, exclusive of debt balances. The Company believes this information is useful to investors in helping them compute return on capital measures and therefore better understand the performance of the Company's business segments.

TERMINIX SEGMENT
The Terminix segment, which includes termite and pest control services, reported a two percent increase in revenue to $945 million from $924 million in 2002 and operating income of $131 million compared to $127 million in the prior year, a 3% increase. The growth in revenue reflects higher revenue in both termite renewals and pest control. Cooler temperatures earlier in the year that impacted many regions of the country significantly impeded the development of the termite swarm. This resulted in fewer sales of new termite contracts and also had a dampening effect on renewals. Operating performance improved in the second half of the year as termite revenue stabilized, customer retention rates improved and strong cost controls were implemented. Renewal revenues increased, resulting from favorable mix and pricing. Pest control volume increased, driven by improved customer retention and stronger commercial sales.

Operating income margins improved slightly compared to the prior year, reflecting lower than expected damage claims in the acquired Sears termite customer base, partially offset by incremental costs associated with the unit's new branch operating system. The roll-out of this system to all of the Terminix branches is expected to be completed in the spring of 2004. In the fourth quarter of 2003, Terminix corrected its method of recognizing renewal revenue from certain customers who have prepaid. A cumulative adjustment was recorded reducing fourth quarter revenue by $9 million and operating income by $7 million. The Company also continued to experience positive trending in damage claim costs associated with its acquired Sears termite customer base, resulting in a $7 million reduction in expense in the fourth quarter and $13 million for the full year.

The Company will be entering 2004 with an enhanced segmented termite offering for consumers. With the improved efficacy of liquid termite treatments, the Company is providing consumers with the choice of receiving termite services through baiting stations or liquid treatments. The Company believes that providing consumers a choice in services will increase the number of sales leads closed and result in improved price realization. The Company estimates the mix of its new termite sales to move from 80 percent bait and 20 percent liquid at the end of 2003 to 35 percent bait and 65 percent liquid in 2004. The Company's analyses indicate that lifetime values of its liquid and bait termite customers are comparable; however, the earnings cycles are different with liquid customers having less first year profitability and more profitability in subsequent years. The Company anticipates that increased termite volume from a more normal swarm in 2004 and improved pricing will help offset the first year effect of this change in mix.

Capital employed in the Terminix segment was comparable to the level in 2002.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment, which provides home warranties to consumers that cover HVAC, plumbing and other systems and appliances, reported a six percent increase in revenue to $450 million, from $424 million in 2002, and operating income growth of 21 percent, to $58 million compared to $48 million in 2002. Contract sales increased eight percent, driven by strong growth in renewal activity, reflecting both a larger base of renewable customers and improved customer loyalty, as well as the impact of price increases. Retention rates improved 10 basis points despite increased cancellations from mortgage refinancings. Sales from the direct-to-consumer channel increased modestly, with the timing of sales coming later in the year as third-party direct mail solicitations were delayed. Real estate sales increased slightly for the year as a whole, but were adversely impacted later in the year by a decline in home listings, particularly in California and Texas, which are two of the Company's largest warranty usage states.

In the fourth quarter of 2003, AHS corrected its method of recognizing revenue from customers who have prepaid. A $5 million cumulative adjustment was recorded, reducing fourth quarter revenue and operating income by that amount. Operating margins improved 40 basis points due to a reduction in the current year claims incidence rate and favorable trending of prior year claims. The claims incidence rate is expected to increase slightly in 2004. AHS has been successful in implementing programs to reduce low cost claims, control the prices paid to its contractor network, and utilize technology to improve both productivity and customer convenience.

Capital employed increased 34 percent reflecting a higher level of investments due to the growth in the business and improved market performance of the investments. The calculation of capital employed for the American Home Shield segment includes approximately $221 million and $172 million of cash, short-term and long-term securities at December 31, 2003 and 2002, respectively. The interest and realized gains/losses on these investments are reported as non-operating income/expense.


ARS/AMS SEGMENT
The ARS/AMS segment primarily provides HVAC and plumbing installation and repair services under the ARS Service Express, Rescue Rooter, and American Mechanical Services (for large commercial accounts) brand names. The segment reported revenue of $674 million, a decrease of six percent compared to $719 million in 2002. The segment reported an operating loss of ($282) million compared with operating income of $17 million in 2002. During the third quarter of 2003, the Company recorded a non-cash impairment charge of $292 million pre-tax relating to goodwill and intangible assets of its ARS/AMS segment. For a further discussion on the impairment charge see the "Goodwill and Intangible Assets"
section in the Notes to the Consolidated Financial Statements.

Within ARS Service Express, revenue declined five percent, primarily reflecting an industry-wide reduction in plumbing service calls and the effects of discontinued branches. HVAC replacement sales from ongoing operations were up slightly, despite less favorable temperatures and the weak economy. The Company is encouraged by its progress with specific initiatives to increase replacement sales through third-party retail channels, and to increase residential sewer line repairs. In addition, ARS achieved a 98 percent success rate on its new two-hour arrival guarantee in its HVAC service line, which was rolled out in October in certain markets. As part of its efforts to offset the revenue shortfalls it has been experiencing and to improve profitability, ARS has strengthened its management team and industry experience at all levels, emphasized higher margin sales, tightened control over indirect costs and overheads, and sold or closed 12 under-performing branches or service lines. Those operations had $35 million in revenues in 2002 and $20 million prior to their closure in 2003. Operating profits at ARS Service Express, declined due to the third-quarter impairment charge as well as a decrease of $.7 million from operations. These results, however, include incremental shutdown costs and operating losses prior to disposition of approximately $1.8 million.

AMS' revenues decreased nine percent, reflecting reduced levels of project work due to depressed conditions in the commercial construction industry. The project backlog increased substantially by year-end, but bid pricing remains very competitive with longer lead-times for projects to start.

Capital employed in the ARS/AMS segment declined reflecting the impact of the impairment charge.

OTHER OPERATIONS SEGMENT
The Other Operations segment includes the Company's ServiceMaster Clean and Merry Maids operations as well as its headquarters functions. Revenue in this segment increased two percent to $152 million in 2003 compared with $149 million in the prior year. The combined ServiceMaster Clean and Merry Maids franchise operations reported revenue growth of eight percent, driven primarily by continued excellent results in disaster restoration services. The impact of the franchise operations revenue growth was partially offset by $6 million of licensing fees recorded in the third quarter of 2002 related to the Company's former Terminix United Kingdom operations.

The segment reported an operating loss of ($40) million in 2003 compared with a loss of ($23) million in 2002. Continued strong growth in operating income of ServiceMaster Clean was more than offset by higher costs at the headquarters level related to insurance, marketing and compliance, and the effect of the $6 million of non-recurring licensing fee income earned in 2002, as well as the compensation expense related to a deferred compensation trust. Accounting standards require that appreciation on investments in a deferred compensation trust be reflected as compensation expense in computing operating income, with a corresponding amount of investment income included in non-operating income/expense.

Total initial and recurring franchise fees (excluding trade name license agreements) represented 2.6 percent of consolidated revenue in both 2003 and 2002, respectively, and related franchise operating expenses were 1.6 percent and 1.7 percent of consolidated operating expenses in 2003 and 2002. Total franchise fee income (excluding the aforementioned trade name license agreements) comprised 13 percent and 11 percent of consolidated operating income before impairment charges in 2003 and 2002, respectively. The portion of total franchise fee income related to initial fees received from the sales of franchises was not material to the Company's consolidated financial statements for all periods.

DISCONTINUED  OPERATIONS
During the third quarter of 2003, the Company sold the assets and related operational obligations of Trees, Inc., the utility line clearing operations of TruGreen LandCare, for approximately $20 million in cash. The impact of the sale was not material to the Company's Consolidated Financial Statements for 2003. Earnings per share from continuing operations were reduced $.01 in 2002 and 2001, respectively, to reflect the reclassification of the divested utility line clearing business as discontinued operations.

During the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom. The impact of this sale was not material to the consolidated financial statements.

In 2001 the Company sold its Management Services business to ARAMARK Corporation for approximately $800 million. The all-cash transaction closed on November 30, 2001 and the Company recorded an after-tax gain of $404 million from this sale. (A division of Management Services was not sold as part of this transaction and the Company recorded a $15 million loss upon disposition of this unit). In addition, the Company exited several non-strategic and under-performing businesses including TruGreen LandCare Construction, Certified Systems Inc.
(CSI), and certain Terminix Europe operations.


The components of discontinued operations are as follows:

(In thousands)                2003           2002           2001
------------------------------------------------------------------

Management
  Services income *            $ -            $ -        $33,172
Income (loss) from
  other discontinued
  operations               (2,107)          4,531       (67,782)
Gain on sale of
  Management Services,
  net of losses
  from disposition of
  other entities             (605)        (4,840)        323,213
------------------------------------------------------------------
Discontinued
  operations              $(2,712)         $(309)       $288,603
==================================================================
* This business was sold on November 30, 2001, consequently the 2001 results reflect eleven months of operations.

RESULTS OF OPERATIONS - 2002 COMPARED WITH 2001
CONSOLIDATED REVIEW
Revenues for 2002 were $3.5 billion, one percent above 2001. The Company reported income from continuing operations in 2002 of $157 million and a loss from discontinued operations of less than $1 million. Net income was $157 million in 2002 and $116 million in 2001 and diluted earnings per share were $.51 in 2002 and $.39 in 2001.

Diluted earnings per share from continuing operations was $.51 in 2002 compared with a loss of ($.58) in 2001. There were three significant items in 2001 that impact the comparability of the reported amounts with the 2002 figures. First, diluted earnings per share from continuing operations for 2001 includes a charge of $.94 per share ($345 million pre-tax) primarily related to goodwill and asset impairments and other items. Second, as discussed further in the Notes to the Consolidated Financial Statements, SFAS No. 142, "Goodwill earnings and Other Intangible Assets", requires that beginning in 2002, goodwill and trade names no longer be amortized. SFAS 142 does not permit the restatement of 2001 financial information to reflect the impact of this Statement. The reduced amortization expense for 2001 is $60 million pre-tax ($.14 per diluted share equivalent). Third, in the fourth quarter of 2001, the Company received approximately $740 million of after-tax proceeds, net of expected cash payments relating to the sale and exit of discontinued businesses.

In the third quarter of 2003, the Company sold its utility line clearing operations of TruGreen LandCare. As a result, the 2002 and 2001 diluted earnings per share from continuing operations were reduced $.01, respectively, to reflect the divested business as discontinued operations. In 2003, the Company adopted a new accounting standard which required extraordinary gains/losses from the early extinguishment of debt to be reclassified into interest expense. The reported earnings (loss) per share from continuing operations of $.51 in 2002 and ($.58) in 2001 includes $.03 and $.01, respectively, of expense related to the early extinguishment of debt which were previously reported as extraordinary items and not part of income from continuing operations.

In 2002 operating income was $335 million compared to an operating loss of $30 million in 2001. The 2001 figure includes a $345 million charge primarily related to goodwill and asset impairments and other items. Additionally, the reduced amortization expense under SFAS 142 was $60 million. Operating income margins declined reflecting the above items and reduced volume in the heating, ventilation and air conditioning (HVAC) and plumbing businesses of ARS and AMS, increased workers compensation and health insurance costs, as well as increased expenditures related to enterprise-wide initiatives, partially offset by strong growth at American Home Shield.

Cost of services rendered and products sold were unchanged compared to the prior year and decreased as a percentage of revenue to 68.5 percent in 2002 from 69.1 percent in 2001. This decrease reflects a change in the mix of business as TruGreen ChemLawn, Terminix, and American Home Shield increased in size in relationship to the overall business of the Company. Selling and administrative expenses increased 11 percent and increased as a percentage of revenue to 21.7 percent from 19.8 percent in 2001. This increase in selling and administrative expenses reflects increased expenditures for marketing leadership and sales initiatives, as well as enterprise-wide expenditures in procurement, technology and initiatives to measure and improve customer and employee satisfaction.

Interest expense decreased from the prior year, primarily reflecting reduced debt levels resulting from the pay down of debt with the proceeds received from the sales of the Management Services and certain European pest control businesses, strong cash flows from operating activities, partially offset by $6 million more in premium payments to repurchase public bonds in 2002. Interest income declined as a result of net investment losses recorded on the American Home Shield investment portfolio in 2002 compared with net investment gains from this portfolio as well as venture capital gains realized in 2001. Minority interest and other expense increased in 2002 because 2001 included minority interest income related to the ServiceMaster Home Service Center initiative. In the first quarter of 2001 and until May 2001, the operating losses of ServiceMaster Home Service Center had been offset through minority interest income because of investments in the venture made by Kleiner Perkins Caufield & Byers (Kleiner Perkins). In December 2001, the Company acquired the minority interest in the ServiceMaster Home Service Center held by Kleiner Perkins.

The tax provision in 2002 reflects a lower effective tax rate based on benefits received through the consolidation for tax purposes of the ServiceMaster Home Service Center. As a result of the Company's acquisition of the minority interest, it was able to reorganize the subsidiary in 2002 and utilize prior year net operating losses of this subsidiary operation.

SEGMENT REVIEW (2002 VS. 2001)
2001 RESULTS HAVE BEEN PRESENTED ON A PROFORMA BASIS AS IF SFAS 142 HAD BEEN IN EFFECT FOR 2001 THEREBY EXCLUDING THE AMORTIZATION EXPENSE AFFECTED BY THE NEW ACCOUNTING STANDARD. (SEE THE "BUSINESS SEGMENT REPORTING" NOTE IN THE NOTES TO THE FINANCIAL STATEMENTS). MANAGEMENT'S DISCUSSION AND ANALYSIS FOCUSES ON THE 2002 REPORTED AND 2001 PROFORMA AMOUNTS.

TRUGREEN  SEGMENT
The TruGreen segment reported revenues of $1.3 billion, consistent with 2001. Operating income was $165 million, a decrease of five percent compared to $173 million (proforma) in 2001.

Revenue in the lawn care business increased one percent over 2001, which included a two percent increase in customer contracts over 2001. This increase compares with a four percent decline in customer contracts in 2001. The Company is realizing the benefit of improved customer retention as well as the impact from new marketing strategies. Quality and other satisfaction initiatives have resulted in the customer retention rate improving 160 basis points to 59.3 percent in 2002 compared with 57.7 percent in 2001. Margins in the lawn care operations declined slightly, reflecting increased expenditures in marketing and customer retention initiatives, partially offset by margin improvements resulting from revenue growth and the quality of service and Six Sigma initiatives.

Revenue in the landscape maintenance business declined three percent as a softer economic environment contributed to a decline in the core maintenance business as well as a decline in enhancement services. Despite the decline in the maintenance business, the contract base is more profitable reflecting lower job costs, improved pricing, and a stronger customer base. Operating income margins in the landscaping business declined primarily as a result of higher workers compensation claims and increased expenditures for field operations training. Management continued to focus on labor efficiency and margin improvement through Six Sigma projects.

Capital employed decreased four percent, primarily reflecting improved working capital management resulting from increased customer prepayments and elimination of excess equipment.

TERMINIX SEGMENT
The Terminix segment reported a nine percent increase in revenue to $924 million from $845 million in 2001 and operating income growth of four percent to $127 million from $123 million (proforma) in 2001. Revenue growth was driven by the acquisition in October 2001 of Sears Termite & Pest Control as well as internal growth. As expected by the Company, there has been a substantial decrease in profitable Sears pest control customers in certain markets. New sales in these markets have not kept pace with cancellations and as a result, overall customer retention rates have shown a decline. In addition, operating margins were impacted by the expenses associated with the rollout of Terminix's new branch information system. Operating margins for the year decreased 80 basis points reflecting the expenses related to the new information system as well as increased expenditures for marketing and health insurance, partially offset by improved branch efficiencies.

Capital employed increased one percent to support overall business growth.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment reported a 15 percent increase in revenue to $424 million from $369 million in 2001 and operating income growth of 84 percent to $48 million compared to $26 million (proforma) in 2001. Revenue growth reflected increases in all sales channels, complemented by improved customer retention. Operating margins improved as the segment benefited from strong volume growth, improved management of service costs and reduced incidence of claims resulting, in part, from less extreme weather trends.

Capital employed increased 21 percent reflecting the volume growth in the business resulting in an increased level of required regulatory investments.

ARS/AMS SEGMENT
The ARS/AMS segment reported revenue of $719 million, a decrease of 12 percent compared with $820 million in 2001. Operating income decreased 65 percent to $17 million, compared with $49 million (proforma) in the prior year. Industry wide there is a growing trend by consumers to repair rather than replace defective equipment, reflecting uncertainties in the economy, as well as a marked reduction in construction activity. A decline in call volume for residential air conditioning and plumbing service resulted in the Company's decrease in revenue and profit. Margins declined in part due to higher marketing and insurance costs. In addition, lower revenue led to reduced leverage of the fixed cost structure. ARS and AMS continued their efforts towards a comprehensive rebuilding of marketing and sales strategies and hired a marketing leader as well as expanded the sales force and sales training. Management realigned its field operating structure to narrow the span of control.

Capital employed decreased eight percent, reflecting improved working capital management from a reduction in accounts receivable days sales outstanding.

OTHER OPERATIONS SEGMENT
The Other Operations segment reported segment revenues of $149 million in 2002 compared with $158 million in 2001. The segment reported an operating loss of $23 million compared with a loss of $342 million (proforma) in 2001. The 2001 results include a charge of $345 million related primarily to goodwill and asset impairments and other items.

The 2002 results reflected growth in profit from the franchise businesses, offset by higher costs related to enterprise initiatives and lower profits from trade name licensing. Revenues from the franchise operations decreased by one percent. ServiceMaster Clean revenue in 2001 included direct management of a significant disaster restoration project at the Pentagon, which was, in part, offset in 2002 by growth in the remaining franchise disaster restoration business and acquisitions at Merry Maids. Operating margin improvement in the franchise operations reflected the impact of prior year work at the Pentagon which was at a lower margin and higher fee income, offset in part by an increased mix of direct owned branches at Merry Maids, which carry lower margins than the base franchise business. Total initial and recurring franchise fees (excluding trade name license agreements) represented 11 percent and 10 percent of consolidated operating income before impairment charges in 2002 and 2001, respectively. The portion of total franchise fee income related to initial fees received from the sales of franchises was not material to the Company's consolidated financial statements for all periods.

Operating income in the Other Operations segment included income from license agreements for the use of Company-owned trade names in certain markets. In the third quarter of 2002, the Company sold its Terminix operations in the United Kingdom and entered into a two year licensing agreement with the buyer for the use of the Terminix trade name in the United Kingdom. This agreement was valued at $6 million and accordingly, a like amount was allocated from the purchase price. In the fourth quarter of 2001, the Company sold its Management Services business unit and the Company entered into a three-year licensing agreement with ARAMARK for the use of the ServiceMaster trade name in certain markets. This agreement was valued at $15 million and accordingly, a like amount was allocated from the purchase price. The Company recorded the license fee income in the fourth quarter of 2001 related to this agreement.

The Other Operations segment increased expenditures in 2002 on technology and major operational initiatives to improve operating efficiency and build greater customer and employee satisfaction.

Capital  employed in this  segment  included  the  discontinued  operations  and
therefore  is  significantly   reduced  from  the  prior  year,  reflecting  the
divestitures of businesses.

2003 FINANCIAL POSITION AND LIQUIDITY
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided from operating activities was $284 million in 2003 compared to $374 million in 2002. The majority of the difference was experienced in the first quarter and was largely attributed to the timing of customer prepayments and the timing of insurance, incentive compensation and vendor payments, with an increased level of payments in 2003 compared to 2002. TruGreen ChemLawn typically receives prepayments from certain customers for the full season in the first and fourth quarters. In preparation for the 2003 season, prepayment programs were launched earlier than the prior year resulting in an acceleration of prepayments (and cash flow) from the first quarter of 2003 to the fourth quarter of 2002. The Company also lowered the prepayment discount it offers customers, resulting in fewer customers prepaying overall. The Company believes the profit benefit from a lower discount outweighed the temporary cash flow benefit from receiving payments earlier. The Company also had an outstanding year in 2002 relating to receivable collections. Although most businesses maintained or improved their days sales outstanding in 2003, there was not the same level of incremental improvement that was experienced in 2002, especially relating to both TruGreen LandCare and ARS. The Company believes that the cash flow pattern experienced in 2003 is more indicative of a normalized pattern. In 2004 the Company expects cash from operating activities to increase consistent with earnings and to continue to substantially exceed net income.

Net cash provided from operating activities has historically exceeded net income and in 2003 net cash provided from operating activities was 175% of net income. Three factors contribute to the Company's strength in its annual cash provided from operating activities: a solid earnings base, businesses that need relatively little working capital to fund growth in their operations, and significant annual deferred taxes. The tax deferral is expected to remain near its current level for another nine years. Much of this benefit is due to a large base of amortizable intangible assets which exist for income tax reporting purposes, but not for book purposes, a significant portion of which arose in connection with the 1997 conversion from a limited partnership to a corporation.

In the ordinary course, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). From 1986 through 1997 most operations of the Company were conducted in partnership form, free of federal corporate income tax. During that period, the Company was not reviewed by the IRS. In 1997 the Company converted from partnership to corporate form. In 2003, the IRS notified the Company that it will examine the Company's consolidated income tax returns for 2002, 2001 and 2000. The Company expects the IRS to complete its examination in 2005. As with any review of this nature, the outcome of the IRS examination is not known at this time. The Company believes it has recorded the appropriate tax provision, tax liabilities and deferred tax balances.

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, which include recurring capital needs and information technology projects, were below prior year levels. In 2002, there was a significant payment relating to the residual value guarantees for leases on assisted living facilities that were subsequently sold. In addition, 2002 capital additions included the new Terminix operating system as well as costs associated with the Company's headquarters relocation. The Company anticipates approximately $60 million of capital expenditures in 2004 reflecting systems enhancements and other initiatives.

In 2003, acquisitions totaled $38 million with the majority at TruGreen ChemLawn. The cash funding relating to the acquisitions was $29 million with the remaining amount seller financed.

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to shareholders in 2003 amounted to $.42 per share, a 2.4% increase over 2002. This was the 33rd consecutive year of annual growth in dividends for the Company. Cash dividends in 2003 totaled $125 million, a one percent increase over 2002, reflecting the per share increase, partially offset by the impact of share repurchases. The Company records its dividend liability in the consolidated financial statements on the record date. As of December 31, 2003, the Company had declared a cash dividend of $.105 per share to shareholders of record on January 9, 2004. In March 2004, the Company declared a cash dividend of $.105 per share to shareholders of record on April 9, 2004. The timing and amount of future dividend increases are at the discretion of the Board of Directors and will depend on, among other things, the Company's capital structure objectives and cash requirements.

In July 2000, the Board of Directors authorized $350 million for share repurchases. In 2003, the Company repurchased $86 million of its shares. There remains approximately $143 million available for repurchases under the July 2000 authorization. The Company expects to repurchase $40 million to $50 million of shares early in 2004, and then review its operating trends, business acquisition opportunities and capital needs to determine the subsequent level of share repurchases. Decisions relating to any future share repurchases will depend on various factors such as the Company's commitment to maintain investment grade credit ratings and other strategic investment opportunities.

LIQUIDITY
Cash and short and long-term marketable securities totaled approximately $411 million at December 31, 2003, with approximately $221 million of that amount at American Home Shield to support regulatory requirements. As a result of strong cash flows and the net proceeds received from company dispositions, total debt represents the lowest level in over six years. Total debt at December 31, 2003 was $819 million, down slightly from the 2002 year end level of $835 million. Approximately 65 percent of the Company's debt matures beyond five years and 35 percent beyond fifteen years. The Company's next public debt maturity is not until 2005.

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.25 times EBITDA, as defined) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2003, the Company was in compliance with the covenants and based on its operating outlook for 2004 expects to be able to maintain compliance in the future. The non-cash impairment charge associated with goodwill and other intangible assets recorded in the third quarter of 2003 does not affect the Company's compliance with its lending arrangements as its covenants are not affected by unusual non-cash charges. The Company does not have any debt agreements that contain put rights or provide for acceleration of maturity as a result of a change in credit rating.

Management believes that funds generated from operating activities and other existing resources will continue to be adequate to satisfy ongoing working capital needs of the Company. The Company has a committed revolving credit facility for $490 million, which will expire in December 2004. The Company expects to replace this facility prior to maturity. As of December 31, 2003, the Company had issued approximately $153 million of letters of credit under the facility and had unused commitments of approximately $337 million. The Company also has $550 million of senior unsecured debt and equity securities available for issuance under an effective shelf registration statement. In addition, the Company has an arrangement enabling it to sell, on a revolving basis, certain receivables to unrelated third party purchasers. At December 31, 2003 and 2002, there were no receivables outstanding that had been sold to third parties. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company.

The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of branch properties to be leased by the Company. There are residual value guarantees of these properties for up to 82 percent of their fair market value. At December 31, 2003, there was approximately $73 million funded under these facilities. Approximately $20 million of these leases have been included on the balance sheet as assets with related debt as of December 31, 2003 ($15 million as of December 31, 2002). Of the $95 million available, $80 million expires in October 2004 and $15 million expires in January 2008. If the Company does not renew the facility that expires in October 2004, it may be required to purchase the leased assets which total approximately $53 million.

The majority of the Company's fleet and some equipment is leased through operating leases. The lease terms are non-cancelable for the first twelve month term, and then are month-to-month, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. At December 31, 2003, there was approximately $241 million of residual value relating to the Company's fleet and equipment leases.

The  following  table  presents  the  Company's   contractual   obligations  and
commitments:

(IN MILLIONS)            Total   < 1 Yr  2-3 Yrs  4-5 Yrs  > 5 Yrs
------------------------------------------------------------------
Debt balances *            $819     $34     $162      $83    $540
Non-cancelable
 operating leases           290      72      112       63      43
Purchase
 obligations:
   Telecommunications        48      24       24        -       -
   Supply agreements and
    other                    38      24        7        5       2
Other long-term
 liabilities: *
   Insurance claims         138      48       49       19      22
   Discontinued
     operations and other    61      16       10        5      30
------------------------------------------------------------------
Total amount             $1,394    $218     $364     $175    $637
==================================================================

* These items are reported in the consolidated statements of financial position.

Not included in the table above are deferred income taxes and the related interest payments on the Company's long-term debt. Deferred taxes total $276 million and are discussed in the footnotes to the consolidated financial statements. The majority of the Company's debt is fixed rate debt. Therefore, the Company has calculated the expected interest payments, to be approximately $60 million, $51 million, $47 million, $45 million, $42 million and $506 million in 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.


FINANCIAL POSITION - CONTINUING OPERATIONS
Receivables and inventories are slightly above prior year levels, reflecting general business growth. Deferred customer acquisition costs decreased, reflecting decreased volume of baiting contracts written at Terminix. The Company capitalizes sales commissions and other direct contract acquisition costs relating to termite baiting and pest contracts, as well as home warranty agreements. Property and equipment decreased slightly, reflecting general business growth offset by depreciation expense on larger-scale technology projects. Deferred revenue increased, reflecting growth in warranty contracts written at American Home Shield and an increased volume of customer prepayments in the lawn care business. The Company does not have any material capital commitments at this time.

The Company has minority investors in Terminix. This minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. This equity security is convertible into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share.

Total shareholders' equity was $817 million and $1.22 billion at December 31, 2003 and 2002, respectively. The decrease reflects the aforementioned charge for impaired assets, cash dividends and share repurchases, partially offset by net income from all other operating sources.

Dividends paid in 2003 on the Company's common stock were not taxable to shareholders as dividend income for federal income tax purposes, but instead were treated as a non-taxable return of capital. Under federal tax rules, dividends are considered taxable only when paid out of current or accumulated earnings and profits as defined under federal tax laws. As a result of its December 1997 reincorporation, the Company only began generating corporate earnings and profits for tax purposes in 1998. Since 1998, earnings and profits for tax purposes have been reduced by dividend payments, amortization of intangible assets for tax reporting, deductions relating to business closures and the timing of certain other tax-related items. The Company currently expects that approximately 70% of its 2004 dividends on common stock will be taxable as dividend income for federal income tax purposes. The Company currently expects that the taxable portion of its dividend income will grow to be fully taxable by the year 2007.

FINANCIAL POSITION - DISCONTINUED OPERATIONS
The assets and liabilities related to discontinued businesses have been classified in separate captions on the Consolidated Statements of Financial Position. Assets from the discontinued operations have declined, reflecting cash collections on receivables. The decrease in liabilities from discontinued operations represents a cash adjustment to the selling price of the 2001 disposition of the Company's European pest control and property services operations as well as certain other payments. The remaining liabilities primarily represent obligations related to long-term self-insurance claims.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The economy and its impact on discretionary consumer spending, labor wages, fuel prices, insurance costs and medical inflation rates could be significant to future operating earnings.

The  Company  does  not hold or  issue  financial  instruments  for  trading  or speculative purposes. The Company has entered into specific financial arrangements, primarily fuel hedges, in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of derivative financial instrument transactions is not material to the Company's financial statements.

In December 2003 and January 2004, the Company entered into interest rate swap agreements with a total notional amount of $165 million. Under the terms of these agreements, the Company pays a floating rate of interest (based on a specified spread over six-month LIBOR) on the notional amount and the Company receives a fixed rate of interest at 7.88% on the notional amount. The impact of these swap transactions was to convert $165 million of the Company's debt from a fixed rate of 7.88% to a variable rate based on LIBOR.

The Company generally maintains the majority of its debt at fixed rates. After the effect of the interest swap agreements, approximately 77 percent of total debt at December 31, 2003 was at a fixed rate. The payments on the approximately $73 million of funding outstanding under the Company's real estate operating lease facilities as well as its fleet and equipment operating leases (approximately $241 million in residual value) are tied to floating interest rates. The Company's exposure to interest expense based on floating rates is partially offset by floating rate investment income earned on cash and marketable securities. The Company believes its overall exposure to interest rate fluctuations is not material to its overall results of operations.

The Company has several debt and lease agreements where the interest rate or rent payable under the agreements automatically adjusts based on changes in the Company's credit ratings. While the Company is not currently expecting a change in its credit ratings, based on amounts outstanding at December 31, 2003, a one rating category improvement in the Company's credit ratings would reduce annual expense by approximately $0.7 million. A one rating category reduction in the Company's credit ratings would increase expense on an annualized basis by approximately $1.4 million.

The following table summarizes information about the Company's fixed rate debt as of December 31, 2003, including the principal cash payments and related weighted-average interest rates by expected maturity dates. The fair value of the Company's fixed rate debt was approximately $862 million at December 31, 2003.

                      Expected Maturity Date
                 ----------------------------------
                                                    There-
 (In millions)   2004   2005  2006   2007   2008    after  Total
-----------------------------------------------------------------
Fixed rate debt  $28    $151  $12    $60     $8     $540   $799
Avg. rate        4.8%   8.3%  6.0%   6.7%   6.1%    7.7%   7.6%
-----------------------------------------------------------------

As previously discussed, the Company has entered into interest rate swap agreements, the impact of which was to convert $165 million of the Company's 2009 maturity debt from a fixed rate of 7.88% to a variable rate based on LIBOR.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance claims, accruals for home warranty claims, the possible outcomes of outstanding litigation, accruals for income tax liabilities as well as deferred tax accounts, useful lives for depreciation and amortization expense and the valuation of tangible and intangible assets. In 2003, there have been no changes in the significant areas that require estimates or in the methodologies which underlie these estimates. As discussed in the "Goodwill and Intangible Assets" note to the consolidated financial statements, in the third quarter of 2003, the Company recorded a charge to reduce the carrying value of its goodwill and intangible assets.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectibility of the outstanding balance. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers' compensation, auto and general liability risks. The Company has self-insured retention limits and insured layers of excess insurance coverage above those limits. Accruals for self-insurance losses and warranty claims in the American Home Shield business are made based on the Company's claims experience and actuarial projections. Current activity could differ causing a change in estimates. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period identified.

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. There are significant amortizable intangible assets for tax reporting purposes (not for financial reporting purposes) which arose as a result of the Company's reincorporation from partnership to corporate form in 1997. The Company records its deferred tax items based on the estimated ultimate value of the tax basis. The Company's tax estimates are adjusted when required to reflect changes based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. In the event that actual results differ from these estimates, the Company would reflect those changes in the period that the difference is identified.

Fixed assets, and intangible assets with finite lives, are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential market obsolescence and other industry and business data. The Company also periodically reviews the assets for impairment and a loss would be recorded if and when the Company determined that the book value of the asset exceeded its fair value. Changes in the estimated useful lives or in asset values would cause the Company to adjust its book value or future expense accordingly. The Company also reviews its goodwill and trade names at least once a year for impairment. An impairment loss would be recorded if and when the Company determines that the expected present value of the future cash flows deemed to be derived from the asset is less than its corresponding book value.

Revenues from lawn care, pest control, liquid and fumigation termite applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized as they are earned based upon monthly contractual arrangements or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC, are recognized using the percentage of completion method, based on the ratio that total costs incurred to date bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatments). Termite services using baiting stations as well as home warranty services typically are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenues consist principally of monthly fee revenue, which is recognized when the related customer level revenue is reported by the franchisee and collectibility is assured. Franchise revenue also includes initial fees resulting from the sale of a franchise. These fees are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed.

Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS:
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under this Interpretation, certain entities known as "variable interest entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. In December 2003, the FASB issued FASB Interpretation No. 46, Revised December 2003 (FIN 46R), which revised the originally issued document to include, among other items, additional exclusion provisions for which an entity would not be required to apply FIN 46. Certain requirements of FIN 46R are required to be applied no later than the first quarter of 2004. The Company is currently assessing the impact of FIN 46R and does not expect its adoption to have a material impact on the Consolidated Financial Statements.




FORWARD-LOOKING STATEMENTS


THE COMPANY'S ANNUAL REPORT CONTAINS OR INCORPORATES BY REFERENCE STATEMENTS CONCERNING FUTURE RESULTS AND OTHER MATTERS THAT MAY BE DEEMED TO BE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY INTENDS THAT THESE FORWARD-LOOKING STATEMENTS, WHICH LOOK FORWARD IN TIME AND INCLUDE EVERYTHING OTHER THAN
HISTORICAL INFORMATION, BE SUBJECT TO THE SAFE HARBORS CREATED BY SUCH LEGISLATION. THE COMPANY NOTES THAT THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION OR CASH FLOWS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN A FORWARD-LOOKING STATEMENT INCLUDE THE FOLLOWING (AMONG OTHERS): WEATHER CONDITIONS THAT AFFECT THE DEMAND FOR THE COMPANY'S SERVICES; COMPETITION IN THE MARKETS SERVED BY THE COMPANY; LABOR SHORTAGES OR INCREASES IN WAGE RATES; UNEXPECTED INCREASES IN OPERATING COSTS, SUCH AS HIGHER INSURANCE AND SELF-INSURANCE COSTS, HIGHER HEALTHCARE OR FUEL PRICES; INCREASED GOVERNMENTAL REGULATION, INCLUDING TELEMARKETING; GENERAL ECONOMIC CONDITIONS IN THE UNITED STATES, ESPECIALLY AS THEY MAY AFFECT HOME SALES OR CONSUMER SPENDING LEVELS; TIME AND EXPENSES ASSOCIATED WITH INTEGRATING AND WINDING DOWN BUSINESSES; AND OTHER FACTORS DESCRIBED FROM TIME TO TIME IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.


FIVE YEAR FINANCIAL SUMMARY

(In thousands, except per share data)                           2003          2002          2001            2000           1999
                                                                                                                         unaudited
---------------------------------------------------------- ------------- ------------- ------------- --------------- --------------
OPERATING RESULTS:
Operating revenue                                            $3,568,586    $3,500,721    $3,476,811      $3,347,114     $3,008,115
Operating income (loss)                                       (166,243)       335,393      (30,400)         313,762        237,089
   PERCENTAGE OF OPERATING REVENUE                               (4.7%)          9.6%        (0.9%)            9.4%           7.9%
Non-operating expense                                            58,394        93,152       127,527         103,733         86,981
Provision (benefit) for income taxes                            (2,662)        84,938        14,292          90,008         64,195
                                                           ------------------------------------------------------------------------
Income (loss) from continuing operations                      (221,975)       157,303     (172,219)         120,021         85,913

Income (loss) from discontinued operations, net of
  income taxes                                                  (2,712)         (309)       288,603          44,821         66,776
Cumulative effect of accounting change,
  net of income taxes                                                 -             -             -        (11,161)              -
                                                           ------------------------------------------------------------------------
Net income (loss)                                            $(224,687)      $156,994      $116,384        $153,681       $152,689

Earnings (loss) per share:
   Basic                                                        $(0.76)         $0.52         $0.39           $0.51          $0.50
   Diluted:
      Income (loss) from continuing operations                  $(0.75)         $0.51       $(0.58)           $0.39          $0.27
      Income (loss) from discontinued operations                 (0.01)             -          0.97            0.15           0.21
      Cumulative effect of accounting change                          -             -             -          (0.04)              -
                                                           ------------------------------------------------------------------------
         Diluted earnings (loss) per share                      $(0.76)         $0.51         $0.39           $0.50          $0.49

Shares used to compute basic earnings per share                 295,610       300,383       298,659         302,487        307,637
Shares used to compute diluted earnings per share               295,610       305,912       298,659         305,518        314,406
SHARES OUTSTANDING, NET OF TREASURY SHARES                      292,868       298,253       300,531         298,474        307,530

Cash dividends per share                                          $0.42         $0.41         $0.40           $0.38          $0.36
Share price range:
   High price                                                    $12.10        $15.50        $14.20          $14.94         $22.00
   Low price                                                      $8.95         $8.89         $9.84           $8.25         $10.13

FINANCIAL POSITION:
Current assets                                                 $890,774      $925,496    $1,126,266        $701,898       $714,540
Current liabilities                                             818,240       839,064       805,298         675,902        712,520
Working capital                                                  72,534        86,432       320,968          25,996          2,020
Current ratio                                                   1.1 - 1       1.1 - 1       1.4 - 1         1.0 - 1        1.0 - 1

Total assets                                                 $2,956,426    $3,414,938    $3,621,245      $3,939,710     $3,819,687
Total liabilities                                             2,039,600     2,095,929     2,311,381       2,753,226      2,567,372
TOTAL DEBT OUTSTANDING                                          819,271       835,475     1,155,193       1,833,556      1,769,298
Minority interest                                               100,309       100,309       102,677           5,933          2,934
Shareholders' equity                                            816,517     1,218,700     1,207,187       1,180,551      1,249,381




CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

For years ended December 31,                                                             2003             2002             2001
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                     $3,568,586       $3,500,721       $3,476,811
OPERATING COSTS AND EXPENSES:
Cost of services rendered and products sold                                            2,430,523        2,398,952        2,403,197
Selling and administrative expenses                                                      817,719          760,934          688,293
Amortization expense (1)                                                                   5,917            7,442           70,890
Charge (credit) for impaired assets and other items (2)                                  480,670          (2,000)          344,831
-----------------------------------------------------------------------------------------------------------------------------------
Total operating costs and expenses                                                     3,734,829        3,165,328        3,507,211
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                                                (166,243)          335,393         (30,400)

NON-OPERATING EXPENSE (INCOME)
Interest expense (3)                                                                      65,255           92,901          133,842
Interest and investment income                                                          (15,012)          (6,431)         (11,972)
Minority interest and other expense, net                                                   8,151            6,682            5,657
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                           (224,637)          242,241        (157,927)
Provision (benefit) for income taxes                                                     (2,662)           84,938           14,292
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                               (221,975)          157,303        (172,219)
Income (loss) from discontinued operations, net of income taxes (4)                      (2,712)            (309)          288,603
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                     $(224,687)         $156,994         $116,384
===================================================================================================================================

BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations                                                 $(0.75)            $0.52          ($0.58)
Income (loss) from discontinued operations (4)                                            (0.01)                -             0.97
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                                                          $(0.76)            $0.52            $0.39
===================================================================================================================================

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations                                                 $(0.75)            $0.51          ($0.58)
Income (loss) from discontinued operations (4)                                            (0.01)                -             0.97
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                                                        $(0.76)            $0.51            $0.39
===================================================================================================================================


(1) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which eliminates the amortization of goodwill and intangible assets with indefinite lives beginning in 2002. Had the provisions of SFAS 142 been applied to 2001, amortization expense would have been reduced by $60 million ($42 million after-tax, $0.14 per diluted share).

(2) In accordance with SFAS 142, the Company's goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value based test. During the third quarter of 2003, the Company recorded a non-cash impairment charge associated with goodwill and intangible assets at its American Residential Services, American Mechanical Services and TruGreen LandCare business units of $481 million pre-tax ($383 million after-tax). The impact on diluted earnings per share of this charge was $1.30. See the "Goodwill and Intangible
     Assets" note in the Notes to the Consolidated Financial Statements. In addition, the Company recorded a pre-tax charge of $345 million ($279 million, after-tax) or $.94 per diluted share in the fourth quarter of 2001, related primarily to goodwill and asset impairments as well as other items.

(3) In 2003, the Company adopted SFAS 145. The primary impact to the Company of SFAS 145 is that it rescinds SFAS 4 which required all material gains and losses from the extinguishment of debt to be classified as extraordinary items. In 2002, the Company recorded an extraordinary loss of $.03 per diluted share ($15.4 million pre-tax, $9.2 million after-tax) from the early extinguishment of debt. In 2001 the Company recorded an extraordinary loss of $.01 per diluted share ($5.9 million pre-tax, $3.4 million after-tax) on the early extinguishment of debt. As a result of the
     Company's adoption of SFAS 145 in 2003, these gains/losses have been reclassified into continuing operations as interest expense, thereby adjusting the previously reported 2002 and 2001 income from continuing operations and related diluted earnings per share from continuing operations by the same aforementioned amounts.

(4) In the third quarter of 2003, the Company sold the assets and related operational obligations of the utility line clearing operations of TruGreen LandCare. The impact of the sale was not material to the Company's Consolidated Financial Statements for 2003. The results of the utility line clearing operations have been reclassified as "Discontinued operations" for all periods presented and are not included in continuing operations. Earnings per share from continuing operations for 2002 and 2001 were both reduced by $.01, to reflect the reclassification of the divested utility line clearing business as discontinued operations.

     In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in 2001. These actions included the sale in November 2001 of the Company's Management Services business as well as the decision to exit non-strategic and under-performing businesses including TruGreen LandCare Construction and Certified Systems, Inc., as well as certain Terminix operations in Europe. During the third quarter of 2002, the Company sold its remaining European Terminix operations. These operations are classified in "Discontinued operations" for all periods presented.



     See accompanying Notes to the Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands, except per share data)
As of December 31,                                                                    2003             2002
------------------------------------------------------------------------------------------------------------
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents                                                         $228,161         $227,177
Marketable securities                                                               90,540           75,194
Receivables, less allowances of $26,220 and $27,616, respectively                  333,834          322,954
Inventories                                                                         70,163           67,187
Prepaid expenses and other assets                                                   33,408           38,879
Deferred customer acquisition costs                                                 41,806           48,419
Deferred taxes and income taxes receivable                                          87,589          123,100
Assets of discontinued operations                                                    5,273           22,586
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               890,774          925,496
------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
At cost                                                                            387,569          388,582
Less:  accumulated depreciation                                                  (208,054)        (200,027)
------------------------------------------------------------------------------------------------------------
Net Property and Equipment                                                         179,515          188,555
------------------------------------------------------------------------------------------------------------

OTHER ASSETS:
Goodwill                                                                         1,516,206        1,919,780
Intangible assets, primarily trade names                                           216,453          257,781
Notes receivable                                                                    46,441           55,770
Long-term marketable securities                                                     92,562           54,455
Other assets                                                                        14,475           13,101
------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                 $2,956,426       $3,414,938
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable                                                                    86,963           90,876
Accrued liabilities:
   Payroll and related expenses                                                     89,427           97,819
   Self-insured claims and related expenses                                         73,320           83,225
   Other                                                                           100,454          102,095
Deferred revenues                                                                  419,915          397,290
Liabilities of discontinued operations                                              14,380           36,624
Current portion of long-term debt                                                   33,781           31,135
------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                          818,240          839,064
------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                     785,490          804,340

LONG-TERM LIABILITIES
   Deferred taxes                                                                  276,000          312,500
   Liabilities of discontinued operations                                           34,396           30,682
   Other long-term obligations                                                     125,474          109,343
------------------------------------------------------------------------------------------------------------
   Total Long-Term Liabilities                                                     435,870          452,525
------------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                                  100,309          100,309

COMMITMENTS AND CONTINGENCIES (See Note)

SHAREHOLDERS' EQUITY
Common stock $0.01 par value, authorized 1,000,000 shares; issued
   317,315 and 316,024, respectively                                                 3,173            3,160
Additional paid-in capital                                                       1,061,640        1,054,272
Retained earnings                                                                    6,365          355,893
Accumulated other comprehensive income (loss)                                        7,932            (849)
Restricted stock                                                                   (4,368)          (1,988)
Treasury stock                                                                   (258,225)        (191,788)
------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                      816,517        1,218,700
------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $2,956,426       $3,414,938
============================================================================================================


See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                                       Additional                Accumulated
                                             Common      Paid-in      Retained   Comprehensive   Treasury    Restricted   Total
                                             Stock       Capital      Earnings      Income        Stock        Stock      Equity
                                                                                    (Loss)
===================================================================================================================================

BALANCE DECEMBER 31, 2000                     $3,137     $1,032,287    $324,727      $(9,277)    $(168,494)    $(1,829)  $1,180,551
===================================================================================================================================
Net income 2001                                                         116,384                                             116,384
Other comprehensive income, net of tax:
  Net unrealized (loss) on securities,
    net of reclassification adjustment (1)                                            (4,359)                               (4,359)
  Foreign currency translation                                                         11,140                                11,140
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                              116,384         6,781                               123,165

Shareholder dividends                                                 (119,008)                                           (119,008)
Shares issued under options
  debentures, grant plans and
  other (2,142 shares)                             8          6,941                                  15,590       1,248      23,787
Treasury shares purchased (124 shares)                                                              (1,308)                 (1,308)
===================================================================================================================================
BALANCE DECEMBER 31, 2001                     $3,145     $1,039,228    $322,103      $(2,496)    $(154,212)      $(581)  $1,207,187
===================================================================================================================================
Net income 2002                                                         156,994                                             156,994
Other comprehensive income, net of tax:
  Net unrealized (loss) on securities,
    net of reclassification adjustment (1)                                            (3,869)                               (3,869)
  Foreign currency translation                                                          5,516                                 5,516
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                              156,994         1,647                               158,641

Shareholder dividends                                                 (123,204)                                           (123,204)
Shares issued under options,
  debentures, grant plans and
  other (2,706 shares)                            15         15,044                                  14,482     (1,407)      28,134
Treasury shares purchased (4,985 shares)                                                           (52,058)                (52,058)
===================================================================================================================================
BALANCE DECEMBER 31, 2002                     $3,160     $1,054,272    $355,893        $(849)    $(191,788)    $(1,988)  $1,218,700
===================================================================================================================================
Net loss 2003                                                         (224,687)                                           (224,687)
Other comprehensive income, net of tax:
  Net unrealized gain on securities,
    net of reclassification adjustment (1)                                              7,022                                 7,022
  Foreign currency translation                                                          1,759                                 1,759
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                     (224,687)         8,781                             (215,906)

Shareholder dividends                                                 (124,841)                                           (124,841)
Shares issued under options,
  debentures, grant plans and
  other (2,700 shares)                            13          7,368                                  19,144     (2,380)      24,145
Treasury shares purchased (8,084 shares)                                                           (85,581)                (85,581)
===================================================================================================================================
BALANCE DECEMBER 31, 2003                     $3,173     $1,061,640      $6,365        $7,932    $(258,225)    $(4,368)    $816,517
===================================================================================================================================


(1)  Disclosure   of   reclassification   amounts  (net  of  tax)   relating  to
     comprehensive income:


                                                                                                    2003       2002          2001
===================================================================================================================================
Unrealized holding gains (losses) arising                                                         $ 9,335    $(4,745)      $(1,219)
in period
Less:  (Gains) losses realized                                                                    (2,313)         876       (3,140)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities                                                       $ 7,022    $(3,869)      $(4,359)
===================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
For years ended December 31,                                                           2003             2002             2001
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT JANUARY 1                                             $227,177         $402,642          $42,834
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME (LOSS)                                                                 (224,687)          156,994          116,384
   Adjustments to reconcile net income (loss) to net cash
     provided from operating activities:
   (Income) loss from discontinued operations                                         2,712              309        (288,603)
   Charge (credit) for impaired assets and other items, net of tax                  383,152          (1,200)          279,393

   Depreciation expense                                                              49,861           48,866           48,020
   Amortization expense                                                               5,917            7,442           70,890
   Deferred income tax expense                                                       65,256           65,799           88,470

Change in working capital, net of acquisitions:
   Receivables                                                                     (17,640)           14,408          (2,370)
   Inventories and other current assets                                               5,946          (7,694)         (14,650)
   Accounts payable                                                                 (4,168)          (4,233)          (4,762)
   Deferred revenues                                                                 22,773           49,849           35,750
   Accrued liabilities                                                              (6,884)           33,699           23,004
   Other, net                                                                         1,300            9,952            4,623
==============================================================================================================================
NET CASH PROVIDED FROM OPERATING ACTIVITIES                                         283,538          374,191          356,149
==============================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property additions                                                              (39,243)         (60,113)         (41,504)
   Sale of equipment and other assets                                                11,090            4,565            9,777
   Business acquisitions, net of cash acquired                                     (28,875)         (13,003)         (55,842)
   Proceeds from business sales                                                      21,106           30,500          857,166
   Notes receivable, financial investments and securities                          (23,499)          (2,117)         (15,361)
==============================================================================================================================
NET CASH PROVIDED FROM (USED FOR) INVESTING ACTIVITIES                             (59,421)         (40,168)          754,236
==============================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net payments of debt                                                            (31,216)        (345,142)        (719,963)
   Shareholders' dividends                                                        (124,841)        (123,204)        (119,008)
   Purchase of ServiceMaster stock                                                 (85,581)         (52,058)          (1,308)
   Other, net                                                                        16,330           19,140           13,970
==============================================================================================================================
NET CASH USED FOR FINANCING ACTIVITIES                                            (225,308)        (501,264)        (826,309)
==============================================================================================================================
NET CASH PROVIDED FROM (USED FOR) DISCONTINUED OPERATIONS                             2,175          (8,224)           75,732
==============================================================================================================================
CASH INCREASE (DECREASE) DURING THE YEAR                                                984        (175,465)          359,808
==============================================================================================================================
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                           $228,161         $227,177         $402,642
==============================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.


SIGNIFICANT ACCOUNTING POLICIES
SUMMARY: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated.

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles ("GAAP") which may differ from actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers compensation, auto and general liability insurance, accruals for home warranty claims, the possible outcomes of outstanding litigation, accruals for income tax liabilities as well as deferred tax accounts, useful lives for depreciation and amortization expense, and the valuation of tangible and intangible assets. In 2003, there have been no changes in the significant areas that require estimates or in the methodologies which underlie these estimates. As discussed in the "Goodwill and Intangible Assets" note to the consolidated financial statements, the Company recorded a charge to reduce the carrying value of its goodwill and intangible assets. This impairment charge represented the excess of the book values over their corresponding estimated fair values.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectibility of the outstanding balances. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers' compensation, auto and general liability risks. The Company has self-insured retention limits and insured layers of excess insurance coverage above those limits. Accruals for self-insurance losses and warranty claims in the American Home Shield business are made based on the Company's claims experience and actuarial projections. Current activity could differ causing a change in estimates. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period identified.

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. There are significant amortizable intangible assets for tax reporting purposes (not for financial reporting purposes) which arose as a result of the Company's reincorporation from partnership to corporate form in 1997. The Company records its deferred tax items based on the estimated ultimate value of the tax basis. The Company's tax estimates are adjusted when required to reflect changes based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. In the event that actual results differ from these estimates, the Company would reflect those changes in the period that the difference is identified.

Fixed assets and intangible assets with finite lives are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, the potential for market obsolescence and other industry and business data. An impairment loss would be recognized if and when the undiscounted future cash flows derived from the asset are less than its carrying amount. Changes in the estimated useful lives or in the asset values could cause the Company to adjust its book value or future expense accordingly.

The Company does not amortize its goodwill or indefinite-lived intangible assets. The Company tests these assets for impairment, at a minimum, on an annual basis by applying a fair-value based test. An impairment loss would be recorded if and when the Company determines that the expected present value of the future cash flows is less than the book value.

REVENUES: Revenues from lawn care, pest control, liquid and fumigation termite applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenues from landscaping services are recognized as they are earned based upon monthly contractual arrangements or when services are performed for non-contractual arrangements. Revenues from the Company's commercial installation contracts, primarily relating to HVAC, are recognized using the percentage of completion method based on the ratio that total costs incurred to date bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatments). Termite services using baiting stations as well as home warranty services typically are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenues (which in the aggregate represent less than three percent of consolidated revenue) consist principally of continuing monthly fees based upon the franchisee's customer level revenue. Monthly fee revenue is recognized when the related customer level revenue is reported by the franchisee and collectibility is assured. Franchise revenue also includes initial fees resulting from the sale of a franchise. These fees are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed. Total franchise fee income (excluding trade name licensing) comprised 13 percent, 11 percent and 10 percent of consolidated operating income before impairment charges in 2003, 2002 and 2001, respectively. The portion of total franchise fee income related to initial fees received from the sale of a franchise were immaterial to the Company's consolidated financial statements for all periods.

The Company had $420 million and $397 million of deferred revenues at December 31, 2003 and 2002, respectively, which consist primarily of payments received for annual contracts relating to home warranty, termite baiting and lawn care services. The revenue related to these services is recognized as the service is performed over the contractual period.

DEFERRED CUSTOMER ACQUISITION COSTS: Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

INTERIM REPORTING: TruGreen ChemLawn has significant seasonality in its business. In the winter and early spring, this business sells a series of lawn applications to customers which are rendered primarily in March through October. The Company incurs incremental selling expenses at the beginning of the year that directly relate to successful sales in which the revenues will be recognized in later quarters. This business also defers, on an interim basis, pre-season advertising costs and annual repairs and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized in proportion to the contract revenue over the production season, and are not deferred beyond the calendar year-end.

ADVERTISING: As discussed in the "Interim Reporting" note above, TruGreen's pre-season advertising costs are deferred and recognized approximately in proportion to the contract revenue over the year. The cost of direct-response advertising at Terminix is capitalized and amortized over its expected period of future benefits. This direct-response advertising consists primarily of direct-mail promotions, for which the cost is capitalized and amortized over the one-year customer contract life. For all other advertising, the Company expenses the cost of advertising the first time the advertising takes place. Terminix also defers its advertising costs in the first quarter and recognizes expense over the year. These costs are not deferred beyond the calendar year-end.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. The inventory primarily represents finished goods to be used on the customers' premises or sold to franchisees.

PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Leasehold improvements relating to leased facilities are depreciated over the remaining life of the lease. Technology equipment as well as software and development have an estimated useful life of three to seven years. Intangible assets consist primarily of goodwill ($1.5 billion), trade names ($205 million) and other intangible assets ($12 million). As required by SFAS 142 beginning in 2002, goodwill is not subject to amortization and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to an assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. As discussed in the "Goodwill and Intangible Assets" note to the consolidated financial statements, during the third quarter of 2003 the Company recorded a pre-tax non-cash impairment charge of $481 million relating to TruGreen LandCare, ARS and AMS.

As discussed in the "Portfolio Review and Dispositions in 2001" section in the Notes to Consolidated Financial Statements, in the course of completing its portfolio review, the Company recorded impairment charges in 2001 related to goodwill of TruGreen LandCare and the United Kingdom Terminix operations. The impairment losses recorded were the excess of the recorded book values over their corresponding estimated fair values.

As required by SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company's long-lived assets, including fixed assets and intangible assets (other than goodwill), are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Based on these reviews, when the undiscounted future cash flows derived from using the asset are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK: The carrying amounts of receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximate fair value as the effective rates for these instruments are comparable to market rates at year-end. The carrying amount of current and long-term marketable securities also approximate fair value, with unrealized gains and losses reported net-of-tax as a component of accumulated comprehensive income (loss). The carrying amount of total debt is $819 million and $835 million and the estimated fair value is approximately $882 million and $880 million at December 31, 2003 and 2002, respectively. The estimated fair value of debt is based upon borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities.

The  Company  does  not hold or  issue  financial  instruments  for  trading  or speculative purposes. The Company has entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of derivative financial instrument transactions is not material to the Company's consolidated financial statements.

In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the Company's interest rate swap agreements are classified as fair value hedges and, as such, gains and losses on the swaps as well as the gains and losses on the related hedged items are recognized in current earnings.

Financial instruments, which potentially subject the Company to financial and credit risk, consist principally of investments and receivables. Investments consist primarily of publicly traded debt and common equity securities. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. Receivables have little concentration of credit risk due to the large number of customers with relatively small balances and their dispersion across geographical areas. The Company maintains an allowance for losses based upon the expected collectibility of receivables.

INCOME TAXES: The Company accounts for income taxes under SFAS 109, "Accounting for Income Taxes." This statement uses an asset and liability approach for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the ultimate tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. The weighted average number of common shares used in the diluted earnings per share calculation include the incremental effect related to outstanding options whose market price is in excess of the exercise price, as well as shares potentially issuable under convertible securities. In computing diluted earnings per share, the after-tax interest expense related to convertible debentures is added back to net income in the numerator, while the number of shares used in the denominator include the shares issuable upon conversion of the debentures. Due to the fact that losses from continuing operations were incurred in 2003 and 2001, diluted shares do not include the effects of options, because doing so would result in a less dilutive computation. Shares potentially issuable under convertible securities have not been considered outstanding in the diluted earnings per share computation for all periods presented as the inclusion would result in a less dilutive computation.

STOCK-BASED COMPENSATION: Beginning in 2003, the Company is accounting for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair-value based method of accounting for employee stock options as compensation expense. The Company is using the "prospective method" of SFAS 148 and is expensing the fair value of new employee option grants awarded subsequent to 2002.

Prior to 2003, the Company had accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Had compensation expense for employee options been determined under the fair-value based method of SFAS 123 for all periods, proforma reported net income and net earnings per share would reflect the following:




(In thousands, except per share data)      2003        2002      2001
------------------------------------------------------------------------
Net income (loss) as reported          $(224,687)    $156,994  $116,384
  Add back:  Stock-based
  compensation expense included in
  reported net income, net of related
  tax effects                                609           -         -

  Deduct:  Stock-based
  compensation expense determined
  under fair-value method, net
  of related tax effects                  (6,179)     (7,576)   (7,613)
------------------------------------------------------------------------

Proforma net income (loss)             $(230,257)    $149,418  $108,771


Basic Earnings Per Share:
  As reported                             $(0.76)       $0.52     $0.39
   Proforma                                (0.78)        0.50      0.36

Diluted Earnings Per Share:
  As reported                             $(0.76)       $0.51     $0.39
   Proforma                                (0.78)        0.49      0.36
========================================================================
SEE THE "SHAREHOLDERS' EQUITY" NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF THE ASSUMPTIONS USED TO COMPUTE THE ABOVE STOCK BASED COMPENSATION EXPENSE.

NEWLY ADOPTED ACCOUNTING PRINCIPLES: In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The primary impact to the Company of this Statement is that it rescinds SFAS 4 which required all material gains and losses from the extinguishment of debt to be classified as extraordinary items. SFAS 145 requires that the more restrictive criteria of APB Opinion No. 30 will be used to determine whether such gains or losses are extraordinary. Beginning in 2003, the Company adopted the provisions of this statement and as such has reclassified the extraordinary losses in 2002 and 2001 into income from continuing operations in the accompanying Consolidated Statements of Operations. In the second quarter of 2002, the Company recorded an extraordinary loss of $.03 per diluted share ($15.4 million pre-tax, $9.2 million after-tax) from the early extinguishment of debt. In the first quarter of 2001 the Company recorded an extraordinary gain of $.02 per diluted share ($10.1 million pre-tax, $6.0 million after-tax) on the early extinguishment of debt. In the fourth quarter of 2001 the Company recorded an extraordinary loss of $.03 per diluted share ($16.0 million pre-tax, $9.4 million after-tax) on the early extinguishment of debt. As a result of the Company's adoption of SFAS 145 in 2003, these gains/losses have been reclassified into continuing operations as interest expense, thereby adjusting the previously reported 2002 and 2001 basic and diluted earnings per share from continuing operations by the same aforementioned amounts.

During 2003, the Company adopted SFAS 146, "Accounting for Costs Associated With Exit or Disposal Activities". This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The adoption of this Statement did not have a material impact on the Consolidated Financial Statements.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under this Interpretation, certain entities known as "variable interest entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. In December 2003, the FASB issued FASB Interpretation No. 46, Revised, which revised the originally issued document to include, among other items, additional exclusion provisions for which an entity would not be required to apply FIN 46. Certain requirements of FIN 46R are required to be applied no later than the first quarter of 2004. The Company is currently assessing the impact of FIN 46R and does not expect its adoption to have a material impact on the Consolidated Financial Statements.

BUSINESS SEGMENT REPORTING
The  business of the  Company is  conducted  through  five  operating  segments:
TruGreen, Terminix, American Home Shield, ARS/AMS and Other Operations. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business units that offer different services. The TruGreen segment provides residential and commercial lawn care and landscaping services through the TruGreen ChemLawn and TruGreen LandCare companies. The Terminix segment provides termite and pest control services to residential and commercial U.S. customers. The American Home Shield segment provides home warranties to consumers that cover heating, ventilation, air conditioning (HVAC), plumbing and other home systems and appliances. This segment also includes home inspection services provided by AmeriSpec. The ARS/AMS segment provides HVAC and plumbing installation and repair services provided under the ARS Service Express, American Mechanical Services and Rescue Rooter brand names. The Other Operations segment includes the franchise and company-owned operations of ServiceMaster Clean, Furniture Medic and Merry Maids, which provide disaster restoration, cleaning, furniture repair and maid services. This segment also includes the Company's headquarters operations, which provide various technology, marketing, finance and other support services to the business units. In the third quarter of 2003 the Company sold substantially all of the assets and related operational obligations of the utility line clearing operations of TruGreen LandCare. As a result, the utility line clearing operations are now included in "Discontinued Operations" for all periods presented.

Information regarding the accounting policies used by the Company is described in the Significant Accounting Policies Note. The Company derives substantially all of its revenues from customers in the United States with less than one percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations.

Segment information for the years ended December 31, 2003, 2002, and 2001 is presented below.

Beginning in 2002, SFAS 142, "Goodwill and Other Intangible Assets", eliminates the amortization of goodwill and intangible assets with indefinite lives. The table below presents "Proforma" information for 2001 which eliminates amortization expense related to goodwill and intangible assets with indefinite lives, so that these periods are presented on a comparable basis to the 2003 and 2002 information.



BUSINESS SEGMENT TABLE

(In thousands)                                                2003    % Change          2002    % Change           2001
===========================================================================================================================
OPERATING REVENUE:
   TruGreen                                                 $1,347,400      5%        $1,284,616      0%         $1,284,136
   Terminix                                                    945,258      2            924,384      9             845,453
   American Home Shield                                        450,264      6            423,526      15            368,951
   ARS/AMS                                                     673,558     (6)           718,892     (12)           820,177
   Other Operations                                            152,106      2            149,303     N/M            158,094
---------------------------------------------------------------------------------------------------------------------------
Total Operating Revenue                                     $3,568,586      2%        $3,500,721      1%         $3,476,811
===========================================================================================================================
OPERATING INCOME (LOSS):
   TruGreen (1)                                              $(34,017)     N/M          $165,292     12%           $147,078
   Terminix                                                    131,044      3            127,441      23            103,925
   American Home Shield                                         58,154      21            47,890     104             23,512
   ARS/AMS (1)                                               (281,777)     N/M            17,342     (57)            39,978
   Other Operations (2)                                       (39,647)     N/M          (22,572)     N/M          (344,893)
---------------------------------------------------------------------------------------------------------------------------
Total Operating Income (Loss) (1,2)                         $(166,243)     N/M          $335,393     N/M          $(30,400)
===========================================================================================================================
OPERATING INCOME (LOSS) - SFAS 142 PROFORMA:
   TruGreen (1)                                              $(34,017)     N/M          $165,292     (5%)          $173,453
   Terminix                                                    131,044      3            127,441      4             122,979
   American Home Shield                                         58,154      21            47,890      84             25,993
   ARS/AMS (1)                                               (281,777)     N/M            17,342     (65)            49,210
   Other Operations (2)                                       (39,647)     N/M          (22,572)     N/M          (341,582)
---------------------------------------------------------------------------------------------------------------------------
Total Operating Income (Loss) - SFAS 142 Proforma (1,2)     $(166,243)     N/M          $335,393     N/M            $30,053
===========================================================================================================================
CAPITAL EMPLOYED: (3)
   TruGreen                                                   $821,412    (16%)         $979,932     (4%)        $1,018,223
   Terminix                                                    596,535      -            599,433      1             594,970
   American Home Shield                                        134,372      34           100,026      21             82,374
   ARS/AMS                                                      86,764     (78)          398,982     (8)            431,756
   Other Operations                                             97,014      27            76,111     (77)           337,734
---------------------------------------------------------------------------------------------------------------------------
Total Capital Employed                                      $1,736,097    (19%)       $2,154,484    (13%)        $2,465,057
===========================================================================================================================
IDENTIFIABLE ASSETS:
   TruGreen                                                   $911,958    (13%)       $1,053,099     (1%)        $1,066,001
   Terminix                                                    822,407     (2)           841,437      2             823,333
   American Home Shield                                        422,765      12           376,059      16            323,229
   ARS/AMS                                                     185,528     (62)          489,366     (6)            519,026
   Other Operations                                            613,768     (6)           654,977     (26)           889,656
---------------------------------------------------------------------------------------------------------------------------
Total Identifiable Assets                                   $2,956,426    (13%)       $3,414,938     (6%)        $3,621,245
===========================================================================================================================
DEPRECIATION & AMORTIZATION EXPENSE:
   TruGreen                                                    $22,764     (4%)          $23,595    (54%)           $51,247
   Terminix                                                     10,328     (7)            11,150     (64)            30,822
   American Home Shield                                          6,829      22             5,583     (26)             7,516
   ARS/AMS                                                       8,439     (8)             9,166     (49)            18,048
   Other Operations                                              7,418      9              6,814     (40)            11,277
---------------------------------------------------------------------------------------------------------------------------
Total Depreciation & Amortization Expense                      $55,778     (1%)          $56,308    (53%)          $118,910
===========================================================================================================================
CAPITAL EXPENDITURES:
   TruGreen                                                    $14,197     25%           $11,317     106%            $5,504
   Terminix                                                      5,169     (70)           17,013      63             10,427
   American Home Shield                                          6,619      38             4,794     (40)             8,033
   ARS/AMS                                                       6,160      9              5,658     (20)             7,093
   Other Operations                                              7,098     (67)           21,331     104             10,447
---------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                                     $39,243    (35%)          $60,113     45%            $41,504
===========================================================================================================================
         N/M = Not meaningful


(1) In the third quarter of 2003, the Company recorded a non-cash, pre-tax impairment charge of $481 million related to its goodwill and intangible assets. Approximately $189 million of the charge is associated with the TruGreen LandCare operations reported in the TruGreen segment, and the remaining $292 million relates to the ARS/AMS segment.
(2) In the fourth quarter of 2001, the Company recorded a pre-tax charge of $345 million, related primarily to goodwill and asset impairments as well as other items reported in the Other Operations segment.
(3) Capital employed represents the segments total assets less liabilities (exclusive of debt balances).


The following table summarizes the previously amortized goodwill by segment at December 31 that, beginning on January 1, 2002 is no longer amortized. See the "Acquisition" and "Dispositions" Notes to the Consolidated Financial Statements for information relating to goodwill acquired and amounts impaired.

(In thousands)                        2003     % Change           2002    % Change          2001
===================================================================================================
TruGreen                            $652,534     (16%)          $780,043      1%          $774,400
Terminix                             622,351       1             618,055      1            613,708
American Home Shield                  72,085       -              72,085      -             72,085
ARS/AMS                               56,171     (83)            337,491      -            337,386
Other Operations                     113,065       1             112,106      5            106,599
---------------------------------------------------------------------------------------------------
Total                             $1,516,206     (21%)        $1,919,780      1%        $1,904,178
===================================================================================================

GOODWILL AND INTANGIBLE ASSETS
In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Company discontinued the amortization of goodwill and indefinite lived intangible assets effective January 1, 2002. Goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is October 1.

Throughout the first half of the year, management believed that the significant declines in the operating results of these businesses were due to temporary conditions and that the operations, with an anticipated good summer season, would show ongoing improvement which would support the amount of goodwill and intangible assets on the balance sheet. The Company had discussed such events and trends in its press releases and periodic filings with the Securities and Exchange Commission. In the third quarter of 2003, the results did not improve. In addition, the Company identified certain branch closures at ARS and announced the sale of its utility line clearing operations at TruGreen LandCare. The lack of a good summer season, combined with declining profitability in the base businesses, led management to conclude that the businesses were unlikely to meet the previous projections which had supported the carrying value. As a result, the Company recorded a non-cash impairment charge to reduce the carrying value of the assets to $56 million, their estimate fair value.

A valuation was performed during the third quarter of 2003 which incorporated third quarter 2003 performance. The fair value of goodwill and other intangible assets was determined primarily by utilizing a discounted cash flow methodology. Based on the evaluation, it was determined that the fair value of the Company's goodwill and intangible assets was less than their carrying value. The Company used an independent valuation firm to confirm the Company's assessment of the fair value of its goodwill and other intangible assets. In the third quarter of 2003, the Company recorded a non-cash impairment charge totaling $481 million pre-tax or $383 million net of tax. The charge consisted of $224 million at American Residential Services, $68 million at American Mechanical Services and $189 million at TruGreen LandCare. The impairment charge included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million or approximately 20 percent of the pre-tax charge amount.

In accordance with SFAS 142, the following table provides summarized transitional information for the years ended December 31, 2003, 2002 and 2001, with the 2001 information presented on an adjusted basis to reflect the elimination of amortization expense required under SFAS 142:


(IN THOUSANDS, EXCEPT PER SHARE DATA)            2003      2002       2001
--------------------------------------------------------------------------------

Reported operating income (loss)             $(166,243)  $335,393  ($30,400)
Add  back:  Goodwill  and trade name
  amortization                                       -         -     60,453
--------------------------------------------------------------------------------
Operating income (loss) as adjusted
  under SFAS 142                             $(166,243)  $335,393    $30,053
================================================================================

Reported income (loss)
  from continuing operations                 $(221,975)  $157,303  ($172,219)
Add  back: Goodwill and trade name
  amortization, net of tax                            -         -     41,590
--------------------------------------------------------------------------------
Income (loss) from continuing
  operations as adjusted
  under SFAS 142                              (221,975)   157,303  (130,629)
Discontinued  operations, net of taxes          (2,712)     (309)    288,603
--------------------------------------------------------------------------------
Net income (loss) as adjusted
  under SFAS 142                             $(224,687)  $156,994   $157,974
================================================================================

Reported basic earnings per share
  from continuing operations                   $(0.75)     $0.52      ($0.58)
Add back: Goodwill  and trade name
  amortization, net of tax                          -         -         0.14
--------------------------------------------------------------------------------
Basic earnings per share
  from continuing operations
  as adjusted under SFAS 142                   (0.75)      0.52        (0.44)
Discontinued operations, net                   (0.01)         -         0.97
--------------------------------------------------------------------------------
Basic earnings per share as adjusted
  under SFAS 142                             $(0.76)     $0.52         $0.53
================================================================================

Reported diluted earnings per share
  from continuing operations                $(0.75)     $0.51         ($0.58)
Add back: Goodwill and trade name
  amortization, net of tax                       -          -           0.14
--------------------------------------------------------------------------------
Diluted earnings per share
  from continuing operations
  as adjusted under SFAS 142                (0.75)      0.51           (0.44)
Discontinued operations, net                (0.01)         -            0.97
--------------------------------------------------------------------------------
Diluted earnings per share as adjusted
  under SFAS 142                           $(0.76)     $0.51           $0.53
================================================================================

The following table summarizes goodwill and intangible asset balances:



                                      2003          2002            2001
------------------------------------------------------------------------------
(In thousands)
Goodwill (1)                        $1,516,206     $1,919,780       $1,904,178
Trade names (1)                        204,793        238,550          238,550

Other intangible assets (3)             35,432         78,284           74,197
Accumulated amortization (2,3)        (23,772)       (59,053)         (51,611)
------------------------------------------------------------------------------
  Net other intangibles                 11,660         19,231           22,586
------------------------------------------------------------------------------
Total                               $1,732,659     $2,177,561       $2,165,314
==============================================================================


(1)  Not subject to amortization.
(2) Amortization expense of $6 million, $7 million and $71 million was recorded in 2003, 2002 and 2001, respectively. Annual amortization expense of approximately $6 million in 2003 is expected to decline over the next five years.
(3) In the first quarter of 2003, the Company reviewed its intangible balances and removed the fully amortized assets as well as the related accumulated amortized balance on the financial statements. During this process certain reclassifications between categories were made.

INCOME TAXES
The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate for continuing operations is as follows:

                                        2003        2002       2001
=====================================================================
Tax at U.S.
  Federal statutory rate              (35.0%)       35.0%    (35.0%)
  State and local income taxes
    net of U.S. federal benefit        (0.8)         3.5       0.9
  Net operating loss and
    tax credits                        (0.5)        (4.1)     (1.8)
   Impairment of  non-
    deductible goodwill                36.9           -       39.9
  Non-deductible amortization
    expense                               -           -        2.4
  Other                                (1.8)         0.7       2.7
---------------------------------------------------------------------
Effective rate                         (1.2%)       35.1%      9.1%
=====================================================================

The effective tax rate for discontinued operations reflected a benefit of 39.5% and 32.4%, in 2003 and 2002, respectively, and a 44.6% provision in 2001. The difference between these rates and the federal statutory tax rate of 35% reflects state taxes, net of federal benefit, the impairment of non-deductible goodwill in 2003 and 2001, and permanent items, primarily amortization expense in 2001.

Income tax expense from continuing operations is as follows:

(In thousands)                         2003
                         ----------------------------------
                          CURRENT     DEFERRED     TOTAL
U.S. federal                 $9,820    $(8,963)       $857
State and local             (1,618)     (1,901)     (3,519)
-----------------------------------------------------------
                             $8,202   $(10,864)    $(2,662)
===========================================================

                                        2002
                         -----------------------------------
                          Current     Deferred     Total
U.S. federal                $26,668     $48,998     $75,666
State and local             (1,121)      10,393       9,272
------------------------------------------------------------
                            $25,547     $59,391     $84,938
============================================================

                                        2001
                         -----------------------------------
                          Current     Deferred     Total
U.S. federal                $33,489   $(21,635)     $11,854
State and local               7,027     (4,589)       2,438
------------------------------------------------------------
                            $40,516   $(26,224)     $14,292
============================================================

Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The deferred tax asset primarily reflects the impact of future tax deductions related to the Company's accruals. Management believes that, based upon its history of profitable operations, it is probable that its deferred tax assets will be realized, primarily from the generation of future taxable income. The deferred tax liability is primarily attributable to the basis differences related to intangible assets. The Company records its deferred tax items based on the estimated ultimate value of the tax basis. In 2002, the Company adopted SFAS 142 which eliminated the requirement to record in the financial statements amortization expense related to goodwill and intangible assets with indefinite lives. The Company is able to continue to amortize the intangible assets for tax purposes which yields an annual tax benefit of approximately $50 million. Accounting standards require that the Company recognize deferred taxes relating to the differences between the financial reporting and tax basis of the assets. As the annual tax benefit from the amortization expense is realized, the deferred tax liability increases reflecting the declining tax basis compared to the non-amortized book basis. Significant components of the Company's deferred tax balances are as follows:

(In thousands)                              2003          2002
-----------------------------------------------------------------
Deferred tax assets (liabilities):
Current:
  Prepaid expenses and other              $(8,900)      $(4,500)
  Receivables allowances                    10,300        11,400
  Accrued insurance and
    related expenses                        11,400        16,800
  Other accrued expenses                    73,700        92,500
-----------------------------------------------------------------
    Total current asset                     86,500       116,200
=================================================================
  Long-Term:
  Long-term assets (1)                   (257,600)     (302,700)
  Insurance expenses                        21,000        26,800
  Other long-term obligations             (39,400)      (36,600)
-----------------------------------------------------------------
    Total long-term liability            (276,000)     (312,500)
=================================================================
Net deferred tax liability              $(189,500)    $(196,300)
=================================================================

(1) The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets as well as related tax reserves. The majority of this liability does not represent expected future cash payments until a business unit of the Company is sold.

At December 31, 2003, the Company had tax effected federal net operating loss carryforwards of approximately $26 million, expiring at various dates up to 2023. The Company also had tax credit carryforwards of $4 million which expire at various dates up to 2023 and tax effected federal capital loss carryforwards of $1 million, expiring in 2007.

In 2003, the Company received net tax refunds of $1 million. Total net tax payments in 2002 were $27 million, while in 2001, the Company received net tax refunds of $1 million.

In the ordinary course, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). From 1986 through 1997 most operations of the Company were conducted in partnership form, free of federal corporate income tax. During that period, the Company was not reviewed by the IRS. In 1997 the Company converted from partnership to corporate form. In 2003, the IRS notified the Company that it will examine the Company's consolidated income tax returns for 2002, 2001 and 2000. The Company expects the IRS to complete its examination in 2005. As with any review of this nature, the outcome of the IRS examination is not known at this time. The Company believes it has recorded the appropriate tax provision, tax liabilities and deferred tax balances.

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

CURRENT YEAR
During 2003, the Company acquired several small companies, primarily in the lawn care business. The purchase price of these acquisitions was $45 million. The Company recorded goodwill of $38 million and other intangible assets of $4 million related to these acquisitions. The impact of these acquisitions was not material to the Company's Consolidated Financial Statements.

PRIOR YEARS
During 2002, the Company acquired several small companies, primarily in the pest control and lawn care businesses. The purchase price of these acquisitions was $19 million. The Company recorded goodwill of $12 million and other intangible assets of $4 million related to these acquisitions.

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

During 2001, the Company acquired several small companies, primarily in the pest control and heating/air conditioning and plumbing businesses. The purchase price net of assumed liabilities of these acquisitions was $64 million. All of these companies were acquired before June 30, 2001 (the date that SFAS 141 became effective). Approximately $56 million of goodwill was recorded relating to these acquisitions.

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

Supplemental cash flow information regarding the Company's acquisitions is as follows:

(in thousands)                   2003          2002          2001
==================================================================
Purchase price                $44,667       $18,850      $245,646
Less liabilities
  assumed                     (6,315)       (1,207)      (54,790)
------------------------------------------------------------------
Net purchase price            $38,352       $17,643      $190,856
==================================================================
Net cash paid
  for acquisitions            $28,875       $13,003       $55,842
Seller financed debt            9,477         4,640        35,014
Minority ownership
  in Terminix                       -             -       100,000
------------------------------------------------------------------
Payment for
  acquisitions                $38,352       $17,643      $190,856
==================================================================

DISPOSITIONS
During the third quarter of 2003, the Company sold substantially all of the assets and related operational obligations of Trees, Inc., the utility line clearing operations of TruGreen LandCare, to an independent subsidiary of Asplundh Subsidiary Holdings, Inc., for approximately $20 million in cash. The impact of the sale was not material to the Company's consolidated financial statements for 2003.

2002 DISPOSITIONS
During the second quarter of 2002, the Company completed the sale of its ownership interest in five assisted living facilities. These properties were financed through an operating lease arrangement, whereby, the Company guaranteed a portion of the residual value of the properties. In the fourth quarter of 2001, a $13.5 million reserve was established representing the amount by which the residual value guarantees exceeded the value of bids to purchase the facilities at that time. The final sales price was significantly greater than these bid levels and the Company realized a gain of $3.6 million from the sale of the assisted living properties in 2002, which is included in operating income.

During the third quarter of 2002, the Company sold its remaining Terminix operations in the United Kingdom. The sale was not material to the Company's operating results. Related to this sale, the Company entered into a licensing agreement with the buyer for the use of the Terminix trade name in the United Kingdom. This agreement was valued at $6 million and accordingly, a like amount was allocated from the purchase price. The entire amount was recognized as income in the third quarter of 2002.

PORTFOLIO REVIEW AND DISPOSITIONS IN 2001
In October 2001, the Company's Board of Directors approved a series of strategic actions which were the culmination of an extensive portfolio review process that was initiated earlier in 2001. In the fourth quarter of 2001, the Company sold its Management Services business to ARAMARK Corporation for approximately $800 million and recorded an after-tax gain of $404 million. (A division of Management Services was not sold as part of this transaction and the Company recorded a $15 million loss upon disposition of this unit.) Also in the fourth quarter of 2001, the Company's Board of Directors approved the exit of non-strategic and under-performing businesses including TruGreen LandCare Construction, Certified Systems Inc. (CSI), and certain Terminix operations in Europe. The Company sold its TruGreen LandCare Construction operations in certain markets to Environmental Industries, Inc. (EII) and EII managed the wind-down of commercial landscaping construction contracts in the remaining markets. In addition, the Company sold all of its customer contracts relating to the exit of CSI (the Company's professional employer organization) to AMS Staff Leasing, N.A., Inc. In the fourth quarter of 2001, the Company sold certain subsidiaries of its European pest control and property services operations.

In the fourth quarter of 2002, the purchaser of the Company's European pest control and property services operations made a claim for a purchase price adjustment (relating to the 2001 sale), relating to an alleged breach of certain conditions in the purchase agreement. In the course of responding to that claim, the Company discovered that personnel of the former operations had made unsupported monthly adjustments to certain accounts. The Company subsequently agreed to an adjustment to the purchase price consisting of an $8 million cash payment and the cancellation of a previously reserved note receivable of $7 million. An $8 million charge was recorded in 2002.

Reported "Discontinued operations" for all periods presented include the operating results of the sold and discontinued businesses noted above and the 2001 results include the gain from the sale of Management Services, net of losses from the disposition of other entities. The operating results and financial position of discontinued operations are as follows:


(in thousands, except per share data)
Operating Results:              2003          2002          2001
=================================================================
Operating revenue            $65,057      $129,060    $2,356,010
Income (loss) from
  discontinued
  operations before
  income taxes               (3,482)         7,543      (20,009)
Provision (benefit) for
  income taxes               (1,375)         3,012        14,601
-----------------------------------------------------------------
Income (loss) from
  discontinued
  operations                 (2,107)         4,531      (34,610)
Gain (loss) on sale of
  businesses, net (1)          (605)        (4,840)     323,213
=================================================================
Income (loss) from
  discontinued
  operations                $(2,712)        $(309)      $288,603
=================================================================
Diluted earnings
  per share from
  discontinued
  operations                 $(0.01)           $ -         $0.97
=================================================================

(1) Net of income tax expense (benefit) of ($.4) million, ($3) million, and $218 million in 2003, 2002 and 2001, respectively.

Financial Position:                           2003          2002
=================================================================
Current assets                              $5,273       $15,883
Property, plant and equipment                   -          6,703
-----------------------------------------------------------------
Total assets                                $5,273       $22,586
-----------------------------------------------------------------
Current liabilities                        $14,380       $36,624
Long-term liabilities                       34,396        30,682
-----------------------------------------------------------------
Total liabilities                          $48,776       $67,306
=================================================================

At December 31, 2003, the Company has certain assets on its financial statements relating to discontinued operations, primarily receivables. Management is actively collecting the outstanding receivables. The Company believes that the remaining assets are presented at their net realizable value. The table below summarizes the activity during the twelve months ended December 31, 2003 for the remaining liabilities from the discontinued operations. The Company believes that the remaining reserves continue to be adequate and reasonable.


                                 Balance at      Cash                Balance at
                                   Dec. 31,    Payments   Income/     Dec. 31,
(in thousands)                      2002       or Other  (Expense)    2003
--------------------------------------------------------------------------------
Remaining liabilities
 from discontinued
 operations
   LandCare Construction          $13,974       $6,822    $    -      $7,152
   LandCare utility line
     clearing  business (1)         6,393          185    (2,803)      9,011
   Certified   Systems, Inc.       13,586        2,562         -      11,024
   Management Services              1,569        1,286         -         283
   International businesses        21,348       10,331    (1,000)     12,017
   Other                           10,436        1,147         -       9,289

(1) In September 2003, the Company sold the assets and related operational obligations of Trees, Inc., the utility line clearing operations of TruGreen LandCare. The Company retained certain liabilities and recorded accruals in connection with the sold operations.

2001 CHARGE
In the fourth quarter of 2001, the Company recorded a pre-tax charge primarily related to goodwill and asset impairments and other items totaling $345 million. At the end of 2001, there were approximately $36 million of reserves and accruals relating to severance, losses on residual value guarantees, and other claims. Throughout 2002 approximately $15 million was paid relating to these reserves. There was $5.6 million recorded as reduced expense in 2002 relating to the favorable settlement of several items. In 2003 there were payments of $3.5 million relating to these items and $1.3 million of favorable resolution. The ending reserve balance is approximately $10.5 million and relates primarily to long-term severance agreements that extend over several years. (Unrelated to these reserves, the Company also recorded a $3.2 million charge in 2002 relating to the retirement of a key executive. This severance will be paid out over three years.)

COMMITMENTS AND CONTINGENCIES
The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers' compensation, auto and general liability risks. The Company has self-insured retention limits and insured layers of excess insurance coverage above such self-insured retention limits. Accruals for self-insurance losses and warranty claims in the American Home Shield business are made based on the Company's claims experience and actuarial assumptions. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

In the  ordinary  course of  conducting  its  business  activities,  the Company becomes involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include general and commercial liability actions and a small number of environmental proceedings. The Company does not expect any of these proceedings to have a material adverse effect on its Consolidated Financial Statements.

EMPLOYEE BENEFIT PLANS
Discretionary contributions to qualified profit sharing and non-qualified deferred compensation plans were made in the amount of $4.5 million in 2003, $9.2 million in 2002 and $8.9 million in 2001. Under the Employee Share Purchase Plan, the Company contributed $.8 million in 2003, $.9 million in 2002 and $.8 million in 2001. These funds defrayed part of the cost of the shares purchased by employees.

MINORITY INTEREST OWNERSHIP AND RELATED PARTIES
The Company continues to have minority investors in Terminix. This minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with that acquisition. Their related equity security is exchangeable into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used in the calculation of diluted earnings per share.

Kleiner Perkins Caufield & Byers (KP) purchased a minority interest in ServiceMaster New Channels Development (SMNCD) (formerly known as the ServiceMaster Home Service Center) in January 2000 for $15 million and exercised an option to purchase an additional $5 million in January 2001. In May 2000, certain members of ServiceMaster management purchased a minority interest in SMNCD for approximately $1 million. The Company had allocated losses in SMNCD to KP's minority interest in 2000 and 2001 based on its relative priority in liquidation until such interest was reduced to zero in 2001. In December 2001, the Company acquired, at fair value, the minority interest SMNCD held by KP. The entire purchase price of $20 million was allocated to goodwill. The Company also purchased management's ownership in SMNCD for approximately $1 million.

Also in 2001, and in connection with the sale and disposition of the TruGreen LandCare construction operations, the Company repurchased at fair value the shares of TruGreen that were previously purchased by management earlier in the year. The purchase and sales prices of the shares were at identical amounts of $12 million, which was charged to the minority interest liability.

In January 2001, Jonathan P. Ward, President and Chief Executive Officer of ServiceMaster, purchased from ServiceMaster a 5.50 percent convertible debenture due January 9, 2011, with a face value of $1.1 million. The Company loaned Mr. Ward the entire amount of the purchase price through a 5.50 percent full recourse loan due January 9, 2011. In May 2001, Mr. Ward purchased a second 5.50 percent convertible debenture due May 10, 2011, with a face value of $1.1 million. The Company loaned 50 percent of the purchase price of this second debenture with a 5.50 percent full recourse loan due May 10, 2011. In October 2003, the Company redeemed and cancelled the two convertible debentures issued to Mr. Ward. Mr. Ward repaid the January 9, 2001 and May 10, 2001 loans in full. The impact of the settlement was less than $100 thousand and was not material to the Consolidated Financial Statements.

The Company has partially guaranteed a loan by a third party bank to an employee totaling $13.7 million, which is fully secured as of December 31, 2003 and 2002 by employee owned shares of the Company. Payments by the Company related to this note are not expected.



LONG-TERM DEBT
Long-term debt includes the following:

(In thousands)                              2003          2002
================================================================
8.45% maturing in 2005                    $137,499      $137,499
6.95% maturing in 2007                      49,225        49,225
7.88% maturing in 2009                     179,000       179,000
7.10% maturing in 2018                      79,473        79,473
7.45% maturing in 2027                     195,000       195,000
7.25% maturing in 2038                      82,650        82,650
Other                                       96,424       112,628
Less current portion                      (33,781)      (31,135)
----------------------------------------------------------------
Total long-term debt                      $785,490      $804,340
================================================================

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.25 times earnings before interest, taxes, depreciation, and amortization (EBITDA)) and a minimum interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be a factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2003, the Company was in compliance with the covenants related to these debt agreements and based on its operating outlook for 2004, expects to be able to maintain compliance in the future.

The Company does not have any debt agreements that contain put rights or provide for acceleration of maturity as a result of a change in credit rating. However, the Company has a number of debt agreements which contain standard ratings-based "pricing grids" where the interest rate payable under the agreement changes as the Company's credit rating changes. While the Company does not expect a negative change in credit ratings, the impact on interest expense resulting from any changes in credit ratings is not expected to be material to the Company.

Since August 1997, ServiceMaster has issued $1.1 billion of unsecured debt securities pursuant to registration statements filed with the Securities and Exchange Commission. As of December 31, 2003, ServiceMaster had $550 million of senior unsecured debt securities and equity interests available for issuance under an effective shelf registration statement.

In the second quarter of 2002, the Company recorded a loss on early extinguishment of debt of $15.4 million pre-tax ($9.2 million after-tax, or $.03 per diluted share), resulting from the repurchase of a portion of its publicly traded debt. Additionally, the Company recorded a pre-tax loss on early extinguishment of debt of $16.0 million ($9.4 million after-tax, or $.03 per diluted share) in the fourth quarter of 2001, and a pre-tax gain on early extinguishment of debt of $10.2 million ($6.0 million after-tax, or $.02 per diluted share) in the first quarter of 2001. In accordance with SFAS 145, these gain/losses were reclassified from an extraordinary item into continuing operations as interest expense in the accompanying Consolidated Statements of Operations. See the "Newly Adopted Accounting

Principles" section in the Notes to Consolidated Financial Statements.

The Company has a committed revolving bank credit facility for up to $490 million that expires in December 2004. The Company expects to replace this facility prior to maturity. The facility can be used for general Company purposes. As of December 31, 2003, the Company had issued approximately $153 million of letters of credit under the facility and had unused commitments of approximately $337 million. At the Company's current credit ratings, the interest rate under the facility is LIBOR plus 125 to 150 basis points depending upon usage.

As of December 31, 2003, the Company had approximately $5 million of annually renewable surety bonds outstanding that primarily support obligations the Company has under insurance programs. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.

In December 2003 and January 2004, the Company entered into interest rate swap agreements with a total notional amount of $165 million. Under the terms of these agreements, the Company pays a floating rate of interest (based on a specified spread over six-month LIBOR) on the notional amount and the Company receives a fixed rate of interest at 7.88% on the notional amount. The impact of these swap transactions was to convert $165 million of the Company's debt from fixed rate at 7.88% to a variable rate based on LIBOR. In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the Company's interest rate swap agreements are classified as fair value hedges and, as such, gains and losses on the swaps as well as the gains and losses on the related hedged items are recognized in current earnings.

Cash interest payments were $61 million in 2003, $76 million in 2002 and $128 million in 2001. Average rates paid on the revolving credit facility were 5.0 percent in 2001. There were no material borrowings under the facility in 2002 and 2003. Future scheduled long-term debt payments are $33.8 million in 2004 (average rate of 4.4 percent), $150.6 million in 2005 (average rate of 8.3 percent), $12.1 million in 2006 (average rate of 6.0 percent), $60.0 million in 2007 (average rate of 6.7 percent) and $22.8 million in 2008 (average rate of 3.7 percent).

The Company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the Company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the Company expects to renew the leases or substitute another location and lease.

The majority of the Company's fleet and some equipment are leased through operating leases. Lease terms are non-cancelable for the first 12 month term and then are month-to-month leases, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees. At December 31, 2003 there was approximately $241 million of residual value relating to the Company's fleet and equipment leases.

Rental expense for 2003, 2002 and 2001 was $160 million, $153 million and $154 million, respectively. Future long-term non-cancelable operating lease payments are $72.0 million in 2004, $61.4 million in 2005, $51.0 million in 2006, $37.9 million in 2007, $25.0 million in 2008 and $43.0 million thereafter.

The Company maintains operating lease facilities with banks totaling $95 million which provide for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the leases up to 82 percent of the fair market value at the commencement of the lease. At December 31, 2003, approximately $73 million was funded under these facilities. Approximately $20 million and $15 million of these leases have been recorded on the balance sheet as capital leases with related assets and debt recorded as of December 31, 2003 and December 31, 2002, respectively. Of the $95 million in facilities, $80 million expires in October 2004 and $15 million expires in January 2008. If the Company does not renew the facility that expires in October 2004, it may be required to purchase the leased assets which total approximately $53 million.

CASH AND MARKETABLE SECURITIES
Cash, money market funds and certificates of deposits, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. As of December 31, 2003 and 2002, the Company's investments consist primarily of domestic publicly traded debt of $89.1 million and $73.6 million, respectively and common equity securities of $94.0 million and $56.0 million, respectively.

The aggregate market value of the Company's short- and long-term investments in debt and equity securities was $183.1 million and $129.6 million and the aggregate cost basis was $173.2 million and $132.0 million at December 31, 2003 and 2002, respectively.

Interest and dividend income received on cash and marketable securities was $8.4 million, $10.6 million, and $9.7 million, in 2003, 2002, and 2001, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. At December 31, 2003, the unrealized gains in the investment portfolio totaled $10 million, while the unrealized losses in the aggregate were immaterial and totaled less than $.7 million and the portion of unrealized losses older than one year was less than $.2 million.

RECEIVABLE SALES
The Company has an agreement to provide for the ongoing revolving sale of a designated pool of accounts receivable of TruGreen and Terminix to a wholly-owned, bankruptcy-remote subsidiary, ServiceMaster Funding LLC.
ServiceMaster Funding LLC has entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a pool of accounts receivable to unrelated third party purchasers. ServiceMaster Funding LLC retains an undivided percentage interest in the pool of accounts receivable and bad debt losses for the entire pool are allocated first to this retained interest. The Company recorded a $3 million pre-tax loss in 2001 related to this program which was recorded in minority interest and other expense. At December 31, 2003, there were no receivables sold to third parties under this agreement. However, the Company may sell its receivables in the future which would provide an alternative funding source. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company.

COMPREHENSIVE INCOME
Comprehensive  income,  which  encompasses  net  income,   unrealized  gains  on
marketable securities, and the effect of foreign currency translation is disclosed in the Statement of Shareholders' Equity.

OTHER COMPREHENSIVE INCOME
(In thousands)                    2003      2002       2001
-------------------------------------------------------------
Unrealized holding
  gains (losses)
  arising in period            $15,559  $(7,941)   $(3,601)
Tax expense                      6,224   (3,196)    (2,382)
------------------------------------------------------------
Net of tax amount               $9,335  $(4,745)   $(1,219)
============================================================
Gains (losses) realized         $3,855  $(1,460)     $3,845
Tax expense                      1,542     (584)        705
------------------------------------------------------------
Net of tax amount               $2,313    $(876)     $3,140
============================================================

Accumulated comprehensive income included the following components as of December 31:

(In thousands)                    2003      2002       2001
------------------------------------------------------------
Unrealized gains
  (losses) on securities        $5,986  $(1,036)     $2,833
Foreign currency
  translation                    1,946       187    (5,329)
------------------------------------------------------------
Total                           $7,932    $(849)   $(2,496)
============================================================

SHAREHOLDERS' EQUITY
The Company has authorized one billion shares of common stock with par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. The Company records its dividend liability in the consolidated financial statements on the record date. As of December 31, 2003, the Company had declared a cash dividend of $.105 per share to shareholders of record on January 9, 2004. In March 2004, the Company declared a cash dividend of $.105 per share to shareholders of record on April 9, 2004.

The Company has an effective shelf registration statement to issue shares of common stock in connection with future, unidentified acquisitions. This registration statement allows the Company to issue registered shares much more efficiently when acquiring privately held companies. The Company plans to use the shares over time in connection with purchases of small acquisitions. There were approximately 4.7 million shares available for issuance under this registration statement at December 31, 2003.

As of December 31, 2003, there were 44.9 million Company shares available for issuance upon the exercise of employee stock options outstanding and future grants. Stock options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants and restricted stock awards carry a vesting period and are restricted as to the sale or transfer of the shares. Shares of restricted stock are non-transferable and subject to forfeiture if the holder does not remain continuously employed by the Company during the vesting period, or if the restricted stock is subject to performance measures, if those performance measures are not attained. A holder of a restricted stock award has rights as a shareholder of the Company and the Company includes the vested and unvested portions of the restricted stock awards in shares outstanding in the denominator of its earnings per share calculations.

Beginning in 2003, the Company is accounting for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair-value based method of accounting for employee stock options as compensation expense. The Company is using the "prospective method" permitted under SFAS 148 and is expensing the fair value of new employee option grants awarded subsequent to 2002.

Prior to 2003, the Company accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Accordingly, no compensation cost had been recognized in the accompanying financial statements in 2002 and 2001 related to these options. See the "Stock-Based Compensation" note in the "Significant Accounting Policies" section for the proforma net income and earnings per share under the fair-value based method of SFAS 123. In computing this proforma impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 2003, 2002 and 2001: risk-free interest rates of 3.6 percent, 4.5 percent and 4.8 percent, respectively; dividend yields of 4.2 percent 3.2 percent and 3.7 percent, respectively; and average expected lives of six to seven years. The options granted to employees in 2003, 2002 and 2001 have weighted-average fair values of $2.14, $3.51 and $2.41, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

Options and grant transactions during the last three years are summarized below:


                                                         Stock            Price     Weighted Avg.  Share Grants/          Price
                                                       Options        Range (1)    Exercise Price     Restricted          Range
                                                                                                           Stock
================================================================================================================================
Total exercisable, December 31, 2000                12,208,351    $2.25 - 87.55            $12.37             -               -
Total outstanding, December 31, 2000                26,515,329    $2.25 - 87.55            $12.84       482,356    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2001
  Granted to employees                               5,184,141    $9.10 - 12.52            $10.63             -               -
  Exercised or vested                                (864,418)    $2.25 - 11.41             $6.52     (171,518)    $2.86 - 7.96
  Terminated or resigned                           (1,503,167)    $2.25 - 87.55            $17.27     (210,319)    $2.86 - 7.96
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2001                15,237,607    $2.25 - 77.56            $12.36             -               -
Total outstanding, December 31, 2001                29,331,885    $2.25 - 77.56            $12.40       100,519    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2002
  Granted to employees                               4,939,141    $9.09 - 15.10            $13.08       179,000    $10.51-13.80
  Exercised or vested                              (1,586,248)    $2.25 - 14.55             $7.60      (46,632)    $2.86 - 7.96
  Terminated or resigned                             (871,439)    $5.14 - 73.53            $16.37             -               -
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2002                18,089,830    $2.25 - 77.56            $13.05             -               -
Total outstanding, December 31, 2002                31,813,339    $2.25 - 77.56            $12.64       232,887   $2.86 - 13.80
================================================================================================================================
TRANSACTIONS DURING 2003
  Granted to employees                               2,432,674    $8.40 - 11.21             $9.91       364,419   $9.50 - 11.97
  Exercised or vested                              (1,296,101)    $6.44 - 11.50             $7.70      (56,092)   $2.86 - 13.80
  Terminated or resigned                           (1,240,146)    $2.25 - 37.40            $13.49       (3,514)           $9.95
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2003                20,346,581    $6.44 - 77.56            $13.16             -               -
Total outstanding, December 31, 2003                31,709,766    $6.44 - 77.56            $12.60       537,700   $3.03 - 13.80
================================================================================================================================

(1) The options priced at $73.53 to $87.55 are options assumed by the Company as a result of business acquisitions.


Options outstanding at December 31, 2003:

                                Number           Weighted Average           Weighted               Number               Weighted
       Range of              Outstanding             Remaining              Average             Exercisable              Average
    Exercise Prices          at 12/31/03               Life              Exercise Price         at 12/31/03          Exercise Price
====================================================================================================================================
      $6.44 - 10.78            13,366,166          4.0 Years                 $9.63             7,407,729                  $9.38
     $10.80 - 15.94            12,072,574          5.0 Years                $12.26             7,279,233                 $11.88
     $16.12 - 22.33             5,919,582          5.0 Years                $18.18             5,308,175                 $18.19
     $27.20 - 77.56               351,444          3.0 Years                $43.09               351,444                 $43.09
------------------------------------------------------------------------------------------------------------------------------------
      $6.44 - 77.56            31,709,766          5.0 Years                $12.60            20,346,581                 $13.16
====================================================================================================================================


EARNINGS PER SHARE
Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. The weighted average common shares for the diluted earnings per share calculation includes the incremental effect related to outstanding options whose market price is in excess of the exercise price. Shares potentially issuable under convertible securities have been considered outstanding for purposes of the diluted earnings per share calculations. In computing diluted earnings per share, the after-tax interest expense related to convertible debentures is added back to net income in the numerator, while the diluted shares in the denominator include the shares issuable upon conversion of the debentures. Due to the losses incurred in 2003 and 2001, the denominator does not include the effects of options as it would result in a less dilutive computation. As a result, diluted earnings per share are the same as basic earnings per share. Had the Company recognized income from continuing operations in 2003 and 2001, incremental shares attributable to the assumed exercise of outstanding options would have increased diluted shares outstanding by 3.9 million and 4.6 million shares, respectively. Shares potentially issuable under convertible securities have not been considered outstanding for all periods presented as their inclusion results in a less dilutive computation. Had the inclusion of convertible securities not resulted in a less dilutive computation in 2002, incremental shares attributable to the assumed conversion of the debentures would have increased shares outstanding by 8.2 million shares and the after-tax interest expense related to the convertible debentures that would have been added to net income in the numerator would have been $4.8 million.

The following table reconciles both the numerator and the denominator of the basic earnings per share from continuing operations computation to the numerator and the denominator of the diluted earnings per share from continuing operations computation.



(In thousands, except per
share data)
                                        FOR YEAR ENDED 2003               For year ended 2002              For year ended 2001
CONTINUING OPERATIONS:               LOSS      SHARES      EPS       Income       Shares      EPS       Loss        Shares    EPS
===================================================================================================================================
Basic EPS                        $(221,975)    295,610  $(0.75)     $157,303      300,383    $0.52   $(172,219)    298,659  $(0.58)
Effect of Dilutive Securities:
    Options                                          -                              5,529                                -
-----------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                      $(221,975)    295,610  $(0.75)     $157,303      305,912    $0.51   $(172,219)    298,659  $(0.58)
===================================================================================================================================


QUARTERLY OPERATING RESULTS (UNAUDITED)
Quarterly operating results and related growth for the last three years in revenues, gross profit, income from continuing operations, income from discontinued operations and earnings per share are shown in the table below. As discussed in the "Interim Reporting" section in the Significant Accounting Policies, for interim accounting purposes, TruGreen ChemLawn incurs pre-season advertising costs and annual repair and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized as expense in proportion to the related revenues. Full year results are not affected. In the fourth quarter of 2003, the Company corrected its historical method of recognizing renewal revenue from certain Terminix and American Home Shield customers who have prepaid. This adjustment reduced operating and pre-tax income by $12 million, or $.02 per share in the fourth quarter of 2003.




(in thousands, except per share data)
                                                      2003           Chg         2002 (1)          Chg             2001 (1)
==================================================================================================================================
CONTINUING OPERATIONS:
Operating Revenue:
First Quarter                                          $712,343      0%             $711,956        1%                  $702,445
Second Quarter                                        1,031,470       2            1,013,777        1                    998,830
Third Quarter                                         1,018,263       3              987,757        3                    959,438
Fourth Quarter                                          806,510       2              787,231       (4)                   816,098
==================================================================================================================================
                                                     $3,568,586      2%           $3,500,721        1%                $3,476,811
==================================================================================================================================
Gross Profit:
First Quarter                                          $195,989     (2%)            $200,944        5%                  $190,764
Second Quarter                                          373,587       6              353,543        5                    337,093
Third Quarter                                           347,942       8              323,111        5                    307,460
Fourth Quarter                                          220,545      (2)             224,171       (6)                   238,297
==================================================================================================================================
                                                     $1,138,063      3%           $1,101,769        3%                $1,073,614
==================================================================================================================================
Income (Loss) from Continuing Operations:
First Quarter                                            $4,843     (53%)            $10,377       79%                    $5,784
Second Quarter                                           66,329       8               61,625        27                    48,596
Third Quarter                                         (316,526)      N/M              66,015        50                    43,945
Fourth Quarter                                           23,379      21               19,286       N/M                 (270,544)
==================================================================================================================================
                                                     $(221,975)      N/M            $157,303       N/M                ($172,219)
==================================================================================================================================
Basic Earnings (Loss) Per Share:
First Quarter                                             $0.02     (33%)              $0.03       50%                     $0.02
Second Quarter                                             0.22      10                 0.20        25                      0.16
Third Quarter                                            (1.08)      N/M                0.22        47                      0.15
Fourth Quarter                                             0.08      33                 0.06       N/M                    (0.90)
==================================================================================================================================
                                                        $(0.75)      N/M               $0.52       N/M                   ($0.58)
==================================================================================================================================
Diluted Earnings (Loss) Per Share:
First Quarter                                             $0.02     (33%)              $0.03       50%                     $0.02
Second Quarter                                             0.22      10                 0.20        25                      0.16
Third Quarter                                            (1.08)      N/M                0.21        50                      0.14
Fourth Quarter                                             0.08      33                 0.06       N/M                    (0.90)
==================================================================================================================================
                                                        $(0.75)      N/M               $0.51       N/M                   $(0.58)
==================================================================================================================================
DISCONTINUED OPERATIONS:
Income (Loss) from Discontinued Operations:
First Quarter                                            ($168)      N/M              $1,264      (80%)                   $6,211
Second Quarter                                            (779)      N/M                 878       (84)                    5,364
Third Quarter                                           (1,440)      N/M               2,068       (76)                    8,587
Fourth Quarter                                            (325)      N/M             (4,519)       N/M                   268,441
==================================================================================================================================
                                                       $(2,712)      N/M              ($309)       N/M                  $288,603
==================================================================================================================================
Diluted Earnings (Loss) Per Share:
First Quarter                                               $ -      -%                  $ -      (100%)                   $0.02
Second Quarter                                                -      -%                    -      (100)                     0.02
Third Quarter                                                 -     (100)               0.01       (67)                     0.03
Fourth Quarter                                                -      100              (0.01)       N/M                      0.90
==================================================================================================================================
                                                        $(0.01)    (100%)                $ -      (100%)                   $0.97
==================================================================================================================================

         N/M = Not meaningful


(1) During the third quarter of 2003, the Company sold its utility line clearing operations of its TruGreen LandCare business. The financial results from these operations have been reclassified from "Continuing Operations" to "Discontinued Operations" for all periods presented.

INDEPENDENT AUDITORS

On May 20, 2002, ServiceMaster, with the approval of the Board of Directors and the Audit and Finance Committee, dismissed Arthur Andersen LLP as its independent auditors and engaged Deloitte & Touche LLP as its new independent auditors. The appointment of Deloitte & Touche became effective on May 22, 2002. During the two fiscal years ended December 31, 2001 and 2000, and the interim period subsequent to December 31, 2001, and through May 20, 2002, there were no disagreements between ServiceMaster and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter in connection with its reports on ServiceMaster's consolidated financial statements for such periods. Arthur Andersen's report on ServiceMaster's consolidated financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2001 and 2000, and the interim period from January 1, 2002 through May 20, 2002, there were no reportable events as described under
Item 304(a)(1)(v) of Regulation S-K. During the years ended December 31, 2001 and 2000, and through May 20, 2002, ServiceMaster did not consult with Deloitte and Touche with respect to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on ServiceMaster's consolidated financial statements, or any matter that was the subject of a disagreement or a reportable event, as described in Items 304(a)(2)(i) and (ii) of Regulation S-K.


REPORT OF INDEPENDENT AUDITORS

To the Shareholders of The ServiceMaster Company

We have audited the accompanying consolidated statements of financial position of The ServiceMaster Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The ServiceMaster Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Newly Adopted Accounting Principles note to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Acoounting Standards ("SFAS") No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13 AND TECHNICAL CORRECTIONS. Also, as discussed in the Goodwill and Intangible Assets note to the consolidated financial statements, effective January 1, 2002, the Company adopted SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS.

Deloitte & Touche LLP
Chicago, Illinois
March 15, 2004



QUARTERLY CASH DIVIDENDS AND PRICE PER SHARE DATA

                                                      2003                               2002                         2001
-------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share:                                   % CHG                              % Chg
First Quarter                                  $0.105         5%                   $0.10         0%                   $0.10
Second Quarter                                  0.105         5                     0.10         0                     0.10
Third Quarter                                   0.105         0                    0.105         5                     0.10
Fourth Quarter                                  0.105         0                    0.105         5                     0.10
-------------------------------------------------------------------------------------------------------------------------------
                                                $0.42         2%                   $0.41         3%                   $0.40
-------------------------------------------------------------------------------------------------------------------------------

The following table sets forth the quarterly prices of ServiceMaster's common stock, as reported on the New York Stock Exchange Composite Transactions:


                                                  2003                            2002                           2001
-------------------------------------------------------------------------------------------------------------------------------
Price Per Share:                         HIGH            LOW             High            Low            High            Low
First Quarter                           $11.41           $8.95          $14.50          $13.16         $12.00           $9.95
Second Quarter                           10.95            8.97           15.50           12.70          12.00            9.84
Third Quarter                            10.73            9.35           13.63           10.30          12.84            9.95
Fourth Quarter                          $12.10          $10.20          $12.15           $8.89         $14.20          $10.06
