Form 10-K, Exhibit 13
period 2004-12-31
SERVICEMASTER CO
filed 2005-03-04
CIK 1052045



 FINANCIAL HIGHLIGHTS
 (In thousands, except per share data)
 AS OF AND FOR THE YEARS ENDED DECEMBER 31                                             2004          2003          CHANGE
---------------------------------------------------------------------------------------------------------------------------
 OPERATING RESULTS
 Operating revenue                                                                  $3,758,568    $3,568,586            5%
 Operating income (loss) (1)                                                           336,556     (166,243)

 Income (loss) from continuing operations (1, 2)                                       324,057     (221,975)

 Income (loss) from discontinued operations (2)                                          7,170       (2,712)
                                                                                  ------------- -------------

 Net income (loss) (1, 2)                                                             $331,227    $(224,687)

 Diluted earnings (loss) per share:
 Income (loss) from continuing operations (1, 2)                                         $1.08       $(0.75)
 Income (loss) from discontinued operations (2)                                           0.02        (0.01)
                                                                                  ------------- -------------

 Diluted earnings (loss) per share                                                       $1.11       $(0.76)

 Cash dividends per share                                                                $0.43         $0.42            2%
---------------------------------------------------------------------------------------------------------------------------

 FINANCIAL POSITION
 Total assets                                                                       $3,140,202    $2,956,426
 Total debt                                                                            805,088       819,271
 Shareholders' equity                                                                  991,535       816,517
---------------------------------------------------------------------------------------------------------------------------

 CASH FLOWS
 Cash from operating activities                                                       $375,885      $283,538           33%
---------------------------------------------------------------------------------------------------------------------------

 SHARE PRICE RANGE
 (TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL SVM)
 High price for the year                                                                $13.87        $12.10
 Low price for the year                                                                  10.65          8.95
 Closing price as of December 31,                                                        13.79         11.65
---------------------------------------------------------------------------------------------------------------------------


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

(2) In January 2005, the Company announced that it had reached a comprehensive agreement with the Internal Revenue Service regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, the Company recorded a non-cash reduction in its fourth quarter and full year 2004 tax provision, thereby increasing net income by approximately $159 million. Approximately $150 million related to continuing operations ($.49 per diluted share) and $9 million related to discontinued operations ($.03 per diluted share).

                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
CONSOLIDATED REVIEW - 2005 OUTLOOK AND GUIDANCE
For the past several years, ServiceMaster (the "Company") has challenged itself to perform as it transforms, adapt to new trends in the marketplace, manage its costs, invest in process and technology improvements, and launch new marketing programs and service offerings. Management believes that the Company has made a lot of headway in doing this while also improving its revenue and earnings growth.

In 2005, the Company is focusing on the following major initiatives:

1. IMPROVING PROBLEM RESOLUTION - The Company believes it can differentiate its brands by handling problem resolution quicker than its competitors. The Company's research shows that the number one reason people choose not to renew with ServiceMaster brands is related to frustrations with problem resolution.

2. IMPROVING THE SALES PROCESS - The Company is highly focused on improving its sales process, to be more effective in closing sales by answering and following up on all inquiries, doing business with customers the way they prefer it, and by using channels and methods of communicating with customers that are their preference. This is why the Company is making a substantial investment in marketing and sales expansion in the first quarter of 2005.

3. ENABLING AND PROTECTING THE TECHNICIANS - Great service people deliver a great service experience when they are given the tools to succeed. The Company is equipping its technicians with the tools necessary to better serve customers. In 2005, the Company is conducting pilots and planning rollouts related to improving technician productivity through the deployment of routing and scheduling tools, increased use of handheld technologies, and expanded use of global positioning systems.

4. RECOMMITTING TO BEING A VALUES-BASED COMPANY - The Company's commitment to its objectives is being renewed. Over the last two years, the Company has re-examined its values. The culmination of this process has resulted in the addition of a new corporate objective, "To Excel With Customers". The Company's commitment to honoring God in all we do, to developing our people and to growing profitably is unwavering. The renewed objectives will be reviewed with the Company's shareholders at the 2005 Annual Meeting.

As the Company enters 2005, it has brought in a few new executives and promoted and moved other experienced leaders across businesses. These new combinations of leaders create teams with complementary skills, bringing together discipline and ideas, strategy and operational strengths, making sure that the balance of getting it done in the field every day and making the right decisions for the long term of our businesses is necessarily and appropriately balanced.

The Company is not satisfied with the financial performance of all its businesses. While the Company enjoyed strong performances from several units in 2004, senior management believes that there are two businesses that are still not performing up to their potential; TruGreen LandCare and ARS. In both businesses, the Company has strengthened the leadership teams and is working on the right strategies and processes, and management believes progress is being made. In 2005, the Company is counting on more tangible results in both revenue and margin improvement in these businesses.

As the Company looks toward 2005, it will stay focused on revenue growth, pricing, improved retention, and consistently delivering a satisfied service experience. The Company continues to make investments in its sales force and processes and technologies to sustain growth. During the Company's off-season first quarter, it will make incremental investments in salespeople and marketing programs. In addition, this quarter will also include the first-time absorption of off-season costs in the Canadian lawn care operations which were acquired in April 2004. The Company expects these factors will impair first quarter profit comparisons but will be offset by stronger results in the remaining three quarters of 2005. The Company continues to expect full year revenue growth for 2005 to be in the mid- to high-single digit range and that earnings per share will grow somewhat faster than revenues. The Company expects cash flows from operating activities to continue to substantially exceed net income.

2004 COMPARED WITH 2003
Revenue for 2004 was $3.8 billion, a five percent increase over 2003. All of the revenue growth was derived from internal sources as the positive impact from acquisitions was offset by revenue that was eliminated as a result of branch closures and consolidations at TruGreen LandCare and ARS in 2003 and early 2004. The five percent overall internal growth rate represents a sharp rebound from 2003 and is the strongest rate of growth that the Company has experienced in the past five years. Management believes that it is starting to see tangible results from its initiatives to better differentiate its brands, develop new marketing methods and channels, and improve customer satisfaction and retention.

The Company reported income from continuing operations in 2004 of $324 million and income from discontinued operations of $7 million. The net income of $331 million in 2004 compared with a net loss of ($225) million in 2003. Diluted earnings per share were $1.11 in 2004 and a loss of ($.76) in 2003.

Diluted earnings per share from continuing operations were $1.08 in 2004 compared with a loss of ($.75) in 2003. As more fully discussed below, the diluted earnings per share from continuing operations for 2004 include a $.49 per share ($150 million) non-cash reduction in the tax provision and the 2003 amount includes a non-cash goodwill and intangible assets impairment charge of $1.30 per share ($481 million pre-tax, $383 million after-tax). Operating income for 2004 was $337 million, compared with a loss of ($166) million in 2003. The 2003 results include the $481 million non-cash impairment charge.

Management believes that the cost controls and focus on improved efficiencies that were evident throughout the enterprise during the second half of 2003 remained firmly in place in 2004, and that these were instrumental in helping the Company overcome approximately $35 million, or $.07 per diluted share, of incremental variable compensation and fuel costs. The Company expects the growth in incentive compensation to return to more normal levels in 2005 and in subsequent years. The increase in operating income in 2004 reflects the impact of the 2003 impairment charge, strong profit growth at American Home Shield and TruGreen's ChemLawn operations, a reduced level of operating loss in TruGreen's landscaping operations and improved profits at ServiceMaster Clean and Terminix, as well as a $4 million gain that TruGreen ChemLawn realized in the third quarter of 2004 from the sale of a support facility. These increases were partially offset by a reduced level of profits at ARS.

TAX AGREEMENT
In January 2005, the Company reached a comprehensive agreement with the Internal Revenue Service (IRS) regarding its examination of the Company's federal income taxes through the year 2002. As previously disclosed, the Company had not been audited by the IRS during the period in which it operated as a master limited partnership (1987 through 1997) or in subsequent years. Consequently, the examination covered numerous matters, including the tax consequences resulting from the Company's reincorporation in 1997, and the sale of its large Management Services segment in November 2001. The principal terms of the agreement were as follows:

     1. The agreement affirmed the previously identified step-up in the tax basis of the Company's assets which occurred upon reincorporation. For income tax reporting purposes, this step-up is generally being amortized and deducted over the 15 year period ending December 31, 2012.

     2. The agreement increased taxes and interest due on the 2001 sale of the Company's Management Services business. This occurred primarily as a result of changes in the timing of certain items which were previously netted against the gain and will now be amortized as additional deductions over the 15 year period ending December 31, 2016.

     3.   The agreement resolved all other matters in the years under review.

For 2004, the IRS agreement resulted in a $25 million favorable timing difference in fourth quarter 2004 tax payments. Pursuant to the agreement, the Company paid taxes and interest (primarily in February 2005) to the IRS and various states in the amount of $133 million ($113 million of increased taxes and $20 million of interest). Existing financial resources were utilized to fund the payment and the Company does not believe that the payment significantly impaired its financial flexibility. Also related to the agreement, the Company will realize an approximate $45 million reduction in the 2005 estimated tax payments that would otherwise have been paid in the second half of 2005. Finally, the agreement resulted in incremental future tax benefits of approximately $57 million, which will be recovered on the Company's tax returns over the 11 year period ending in 2016.

Certain deferred tax assets which had previously not been recorded due to uncertainties associated with the complexity of the matters under review and the extended period of time effectively covered by the examination were recorded. This resulted in a non-cash reduction in the Company's 2004 income tax provision, thereby increasing 2004 consolidated net income by approximately $159 million ($150 million, or $.49 per diluted share, related to continuing operations and $9 million, or $.03 per diluted share, related to discontinued operations).

2003 IMPAIRMENT CHARGE
In the third quarter of 2003, the Company recorded a non-cash impairment charge associated with the goodwill and intangible assets at its ARS, AMS and TruGreen LandCare business units. This charge, which totaled $481 million pre-tax, $383 million after-tax, and $1.30 per share, reduced the carrying value of the assets to their estimated fair value of $56 million. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is October 1.

OPERATING AND NON-OPERATING EXPENSES
Cost of services rendered and products sold increased four percent compared to the prior year and decreased as a percentage of revenue to 67.2 percent in 2004 from 68.1 percent in 2003. This decrease reflects a change in the mix of business as TruGreen ChemLawn, Terminix, and American Home Shield increased in size in relationship to the overall business of the Company. These businesses generally operate at higher gross margin levels than the rest of the business, but also incur relatively higher selling and administrative expenses. Selling and administrative expenses increased nine percent and increased as a percentage of revenue to 23.7 percent from 22.9 percent in 2003. The increase in selling and administrative expenses primarily reflects the change in business mix described above, as well as an increased level of variable incentive compensation expense at the headquarters level and increased investments in the sales force, particularly at Terminix and American Home Shield.

Net interest expense decreased $5 million from 2003, primarily reflecting the favorable impact of interest rate swap agreements entered into at the end of 2003 and early 2004, and a slightly higher level of investment income from securities in the American Home Shield investment portfolio. It is important to note that investment gains are an integral part of the business model at American Home Shield, and there will always be some market-based variability in the timing and amount of investment gains realized from year to year.

The comparison of the effective tax rate is impacted by the 2004 reduction in the tax provision related to the Company's agreement with the IRS, as well as the impairment charge recorded in 2003. The effective tax rate of continuing operations reflects a benefit of 14 percent in 2004 and a benefit of one percent in 2003. As previously discussed, the agreement with the IRS resulted in a $150 million non-cash reduction in the 2004 income tax provision for continuing operations. The impairment charge recorded in 2003 included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million, or only approximately 20 percent of the pre-tax impairment charge of $481 million. Excluding the impact of the 2004 IRS agreement and the 2003 impairment charge, the effective tax rates for continuing operations were 38 percent in 2004 and 37 percent in 2003. The Company expects that its effective tax rate for 2005 will approximate 39 percent.

SEGMENT REVIEW (2004 VS. 2003)

KEY PERFORMANCE INDICATORS
As of December 31,

                                           2004           2003
                                        -----------    -----------
TRUGREEN CHEMLAWN -
   Growth in Full Program Contracts             8%             4%
   Customer Retention Rate                   62.2%          59.5%

TERMINIX -
   Growth in Pest Control Customers             7%             2%
   Pest Control Customer Retention Rate      78.1%          77.1%

   Growth in Termite Customers                  0%            -2%
   Termite Customer Retention Rate           87.9%          88.1%

AMERICAN HOME SHIELD -
   Growth in Warranty Contracts                 5%             5%
   Customer Retention Rate                   55.2%          55.1%

TRUGREEN SEGMENT
The TruGreen segment includes lawn care services performed under the TruGreen ChemLawn brand name and landscape maintenance services provided under the TruGreen LandCare brand name. The TruGreen segment reported revenue of $1.4 billion in 2004, five percent above the prior year. The segment reported operating income of $171 million in 2004 compared to an operating loss of ($34) million in 2003. During the third quarter of 2003, the Company recorded a non-cash impairment charge of $189 million pre-tax, relating to goodwill and intangible assets of its TruGreen LandCare operations. For a further discussion of the impairment charge see the "Goodwill and Intangible Assets" section in the Notes to Consolidated Financial Statements. The increase in segment operating income reflects the impact of the 2003 impairment charge as well as a strong increase in profits in the lawn care operations, a $4 million gain from the sale of a support facility, and a reduced level of operating losses in the landscaping operations.

Revenue in the lawn care operations increased eight percent over 2003. The growth in revenue was supported by an eight percent increase in customer counts, with five percent of that growth from organic sources and three percent from acquisitions. The organic customer count growth reflected continued significant improvement in customer retention, partially offset by a modest decline in new sales. The customer retention improvement of 270 basis points in 2004 was geographically broad-based, resulting from programs implemented to improve customer communications and problem resolution, initiatives to produce more visible results, focused incentive compensation structures at all levels, and more favorable weather conditions. Over the last three years, the retention rate has improved by 450 basis points, reflecting management's concerted focus on customer satisfaction.

Management is encouraged with the progress TruGreen has made in diversifying its marketing model, with telemarketing now accounting for about 60 percent of its new sales, down from over 90 percent just a few years ago. Overall, new sales in 2004 were down less than two percent, reflecting a decline in telemarketing sales as a result of new restrictions, including implementation of the National Do Not Call registry, offset by a substantial increase in sales from new channels such as neighborhood sales efforts and direct mail. In 2005, the Company anticipates that the proportion of non-telemarketing sales to total sales will continue to grow. One important timing matter to note is that as the Company continues to develop these new channels, the timing of customer sales will trend more heavily toward the early part of the second quarter versus the historical first quarter period where telemarketing was more heavily concentrated.

In April 2004, TruGreen ChemLawn acquired the assets of Greenspace Services Limited ("Greenspace"), Canada's largest professional lawn care service company. The Greenspace acquisition continues to perform above the Company's initial financial expectations.

Operating income in the lawn care operations grew nine percent, with approximately three percent of the increase related to the $4 million gain realized from the sale of a support facility in the third quarter. Operating income margins improved slightly, reflecting the impact of the support facility gain, partially offset by increased fuel and chemical costs as well as increased variable incentive compensation costs.

Revenue in the landscape maintenance business was consistent with prior year levels, reflecting stronger volume of enhancement sales (e.g., add-on services such as seasonal flower plantings, mulching, etc.) and a comparable level of base contract maintenance revenue, offset by the effects of branch consolidations and closures that were completed in late 2003 and early 2004. Excluding the impact of branch consolidations, revenue increased two percent. The growth in enhancement revenue reflects the impact of focused sales efforts and an improving economy. The level of operating loss in the landscaping operations improved, reflecting the favorable grow-over effects of the 2003 impairment charge, an increased level of enhancement sales, and an improvement in materials expense. These items were offset in part by a weather-related reduction in high-margin snow removal revenue and higher variable incentive compensation and fuel costs.

Although the Company believes that TruGreen LandCare has significant opportunities for further improvement, it is encouraged by their accomplishments in 2004 and the Company believes that the recently strengthened management team will continue to show progress in 2005 and beyond. Key strategic priorities include continuing to strengthen the sales organization, increasing customer retention, and improving performance at underperforming branches by focusing on operating consistency through better process disciplines, especially in the areas of labor management and in the pricing of new jobs.

Capital employed in the TruGreen segment increased one percent, reflecting acquisitions, offset in part by improved working capital management. Capital employed is a non-U.S. GAAP measure that is defined as the segment's total assets less liabilities, exclusive of debt balances. The Company believes this information is useful to investors in helping them compute return on capital measures and therefore better understand the performance of the Company's business segments.

TERMINIX SEGMENT
The Terminix segment, which includes termite and pest control services, reported a five percent increase in revenue to $997 million from $945 million in 2003 and operating income of $133 million compared to $131 million in the prior year, a one percent increase.

Entering 2004, Terminix was making significant changes to its operating model with the implementation of a dual service offering for termites and the migration in pest control from monthly to quarterly service frequency. With the improved efficacy of liquid termite treatments, the Company began providing consumers with the choice of receiving termite services through baiting systems or liquid treatments. As previously disclosed, with this enhanced termite offering, the Company anticipated and did experience a shift in the mix of its termite customer base from bait to liquid. While the estimated lifetime values of these two types of offerings are comparable, the earnings cycles are different with liquid customers having less first year revenues and profits but more profitability in subsequent years. By offering consumers a choice in treatments, Terminix was able to increase the average price realized for each of the two treatment alternatives, thus helping to offset the adverse, short-term revenue and profit impacts of the mix shift. The mix of new termite sales ("termite completions"), which represent about a quarter of Terminix's total revenue, moved from approximately 80 percent bait and 20 percent non-bait at the end of 2003 to approximately 45 percent bait and 55 percent non-bait at the end of 2004. As a result, overall termite completion revenue increased only modestly in 2004, even though the Company achieved solid double-digit unit growth in sales and improved price realization for each treatment alternative viewed discreetly.

Termite renewal revenues experienced strong growth, supported by improved pricing. Pest control revenue increased modestly as high single-digit growth in customer counts, attributable in part to a 100 basis point improvement in retention, was partially offset by the unfavorable impact to revenues from the increased number of customers receiving quarterly service visits versus monthly service visits. The Company believes this shift has had a positive impact on improving customer satisfaction and has already caused and should continue to lead to improved labor efficiencies.

Operating income grew modestly as the projected termite mix shift did have a negative effect on first year gross profit. Operating income was also adversely impacted by higher insurance, fuel, and bad debt costs, as well as the costs associated with a procedural change in the branches to ensure that termite renewal reinspections occur before the actual renewal payments are due. In 2004, the Company recorded a final adjustment to reflect positive trending in damage claim costs associated with the Sears termite customer base acquired several years ago. This resulted in an $8 million reduction in expense in 2004, compared with a $13 million reduction in 2003. In the fourth quarter of 2003, Terminix corrected its method of recognizing renewal revenue from certain customers who have prepaid. A cumulative adjustment was recorded reducing fourth quarter 2003 revenue by $9 million and operating income by $7 million.

Capital employed in the Terminix segment increased six percent, primarily reflecting acquisitions.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment, which provides home warranties to consumers that cover HVAC, plumbing and other systems and appliances, reported an eight percent increase in revenue to $487 million from $450 million in 2003, and operating income growth of 24 percent to $72 million compared to $58 million in 2003.

Renewal sales, which are American Home Shield's largest source of revenue, experienced solid growth, reflecting management's specific programs to improve satisfaction and retention. Real estate sales, which are the second-largest channel, had slight growth with volume negatively impacted by strong declines in home listings in high warranty usage states like California and Texas. And consumer sales, which are the smallest but fastest-growing channel, experienced very strong double-digit growth, reflecting an increased level of direct-mail solicitations. American Home Shield's total new contract sales in the fourth quarter increased three percent, a rate less than the full year growth rate due in part to the relative timing of direct mail solicitations.

Operating income increased, reflecting the effects of revenue growth and continued very strong controls over claim costs. Partially offsetting these factors were continuing investments to increase market penetration and customer retention. In 2005, American Home Shield is planning to continue its efforts to expand sales in less established real estate markets by expanding its sales force, improving training, and reducing the span of control of sales force supervisors. These efforts are intended to drive a replication of the results of high performing account executives. Management is also focusing on continuing to improve customer satisfaction and retention through enhanced customer communications.

In the third quarter of 2004, American Home Shield recorded a cumulative, non-cash negative adjustment to revenue and operating income of approximately $5.5 million related to the conversion from a historically manual deferred revenue calculation to an automated computation. In the fourth quarter of 2003, American Home Shield recorded a cumulative adjustment of a comparable amount related to a correction in its method of recognizing revenue from customers who have prepaid.

Capital employed increased 25 percent reflecting a higher level of investments due to the growth in the business and improved market performance. The calculation of capital employed for the American Home Shield segment includes approximately $258 million and $221 million of cash, short-term and long-term securities at December 31, 2004 and 2003, respectively. The interest and realized gains/losses on these investments are reported as non-operating income/expense.

ARS/AMS SEGMENT
The ARS/AMS segment primarily provides HVAC and plumbing installation and repair services under the brand names of ARS Service Express, Rescue Rooter, (collectively "ARS Service Express") and American Mechanical Services (AMS) for large commercial accounts. The segment reported revenue of $691 million, an increase of three percent compared to $674 million in 2003. Excluding the effects of branch closures in 2003, revenue increased six percent. The segment reported operating income of $6 million compared with an operating loss of ($282) million in 2003. During the third quarter of 2003, the Company recorded a pre-tax non-cash impairment charge of $292 million relating to goodwill and intangible assets of this segment. For a further discussion on the impairment charge see the "Goodwill and Intangible Assets" section in the Notes to Consolidated Financial Statements. The increase in segment operating income reflects the impact of the 2003 impairment charge and modest profit growth at AMS, partially offset by decreased profitability in the ARS Service Express operations.

Within ARS Service Express, revenue decreased three percent. These operations reported good growth in residential construction revenue, excluding the impact of closed branches. Plumbing revenue increased modestly as relatively strong improvements in sewer line repairs and light commercial services were partially offset by continued softness in core residential service revenue. Cooler seasonal temperatures posed a significant challenge to the air-conditioning business, which experienced a decline in service revenue. HVAC replacement sales volume increased modestly as the Company's retail initiative and efforts to increase the sale of higher priced and more energy efficient units helped mitigate the adverse, weather-related impact on volume.

AMS' revenue increased 16 percent, with profits showing improved momentum in the second half of the year. The project backlog increased substantially from prior year-end levels. However, due to competitive industry conditions, backlog margin percentages were below prior year and the backlog consisted of a greater mix of longer duration contracts.

The segment's increase in operating income reflects the favorable grow-over impact of the 2003 impairment charge, offset in part by higher sales, marketing, insurance and fuel costs as well as the negative impact on ARS Service Express' HVAC volume from cooler seasonal temperatures.

Capital employed in the ARS/AMS segment increased two percent.

OTHER OPERATIONS SEGMENT
The Other Operations segment includes the Company's ServiceMaster Clean and Merry Maids operations as well as its headquarters functions. Revenue in this segment increased eight percent to $164 million in 2004 compared with $152 million in the prior year. On a combined basis, the ServiceMaster Clean and Merry Maids franchise operations reported revenue growth of 10 percent and a solid increase in operating income. ServiceMaster Clean continued to experience strong growth in disaster restoration services. At Merry Maids, a better economy and improved sales processes have driven steady increases in internal revenue growth in both the branch and franchise operations. The segment's operating loss increased over the prior year, primarily reflecting a higher level of variable incentive compensation expense at the headquarters level, partially offset by increased profits in the franchise operations.

Total initial and recurring franchise fees represented 2.7 percent and 2.6 percent of consolidated revenue in 2004 and 2003, respectively and direct franchise operating expenses were 1.7 percent and 1.6 percent of consolidated operating expenses in 2004 and 2003, respectively. Total franchise fee profits comprised 10.1 percent and 10.5 percent of consolidated operating income (without the impairment charge in 2003) before headquarter overheads in 2004 and 2003, respectively. The portion of total franchise fee profits related to initial fees received from the sales of franchises was not material to the Company's consolidated financial statements for all periods.

Capital employed in the Other Operations segment increased primarily reflecting the deferred tax assets recorded at the conclusion of the IRS review.

DISCONTINUED OPERATIONS
During the third quarter of 2003, the Company sold the assets and related operational obligations of Trees, Inc., the utility line clearing operations of TruGreen LandCare. In October 2001, the Company's Board of Directors approved a series of strategic actions which were the culmination of an extensive portfolio review process. As part of this portfolio review, the Company sold or exited certain non-strategic or under-performing businesses in 2001 and 2002.

As discussed in the "Income Taxes" note to the consolidated financial statements, as a result of the Company's comprehensive agreement with the IRS regarding its examination of the Company's federal income taxes through 2002, the Company recorded a non-cash reduction in the 2004 tax provision of discontinued operations, thereby increasing net income of discontinued operations by $9 million.

The components of discontinued operations income (loss), net of income taxes are as follows:

(In thousands)                2004           2003           2002
------------------------------------------------------------------
Income (loss) from
  discontinued
  operations                $7,170       $(2,107)         $4,531
Net loss on
  disposition                    -          (605)        (4,840)
------------------------------------------------------------------
Discontinued
  operations                $7,170       $(2,712)         $(309)
==================================================================

2003 COMPARED WITH 2002
The Company faced challenging weather and economic conditions and 10 year lows in consumer confidence in the first half of 2003. Late snow and cooler temperatures early in the year in many regions of the country delayed TruGreen's lawn care production season and impeded the development of the termite swarm, negatively impacting the volume of termite services in Terminix. The Company responded to these challenges by implementing an aggressive cost reduction program which resulted in the elimination of over 600 jobs, enacting a wage and hiring freeze, reducing significantly or eliminating incentive compensation for senior management, and enforcing tighter management of field labor. These actions, as well as more normal weather conditions in the fourth quarter of 2003, contributed to improved results in the second half of the year.

Revenue for 2003 was $3.6 billion, two percent above 2002. The Company reported a net loss from continuing operations in 2003 of ($222) million and a loss from discontinued operations of ($3) million. The net loss of ($225) million in 2003 compared with net income of $157 million in 2002. Diluted earnings per share were a ($.76) loss in 2003 and $.51 in 2002.

Diluted earnings per share from continuing operations were a loss of ($.75) in 2003 compared with $.51 in 2002. The diluted earnings per share for 2003 include the non-cash goodwill and intangible assets impairment charge that is discussed below. This charge totaled $1.30 per diluted share, $481 million pre-tax, and $383 million after-tax. Operating income for 2003 was a loss of ($166) million, compared with income of $335 million in 2002. The 2003 results include the $481 million non-cash impairment charge. The net change in operating income reflects strong growth at American Home Shield and ServiceMaster Clean and increased profits in TruGreen's lawn care operations and Terminix, offset by the impact of the impairment charge, reduced profitability in TruGreen's landscaping operations as well as at AMS. There was also increased spending at the headquarters level.

In the third quarter of 2003, the Company recorded a non-cash impairment charge associated with the goodwill and intangible assets of its ARS, AMS and TruGreen LandCare business units of $481 million pre-tax, $383 million net of tax, or $1.30 per diluted share. The pre-tax charge consisted of $224 million at American Residential Services, $68 million at American Mechanical Services and $189 million at TruGreen LandCare. The impairment charge included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million or only approximately 20 percent of the pre-tax charge amount.

Throughout the first half of 2003, management believed that the significant declines in the operating results of these businesses were due to temporary conditions and that the operations, with an anticipated good summer season, would show ongoing improvement which would support the amount of goodwill and intangible assets on the balance sheet. The Company had discussed such events, trends and expectations in its press releases and periodic filings with the Securities and Exchange Commission. In the third quarter of 2003, the results did not improve. In addition, the Company identified certain branch closures at ARS and announced the sale of its utility line clearing operations at TruGreen LandCare. The lack of a good 2003 summer season, combined with declining profitability in the base businesses, led management to conclude that the businesses were unlikely to meet the previous projections which had supported the carrying value. A valuation was performed during the third quarter of 2003 which incorporated third quarter 2003 performance. The fair value of the reporting units was determined primarily by utilizing a discounted cash flow methodology. The Company used an independent valuation firm to confirm the Company's assessment of the fair value of its reporting units. Based on the evaluation, it was determined that the fair values of the ARS, AMS, and TruGreen LandCare reporting units were less than their carrying values. As a result, in the third quarter of 2003, the Company recorded a non-cash impairment charge of $481 million pre-tax, $383 million net of tax, to reduce the carrying value of the intangible assets to $56 million, their estimated fair value.

During the fourth quarter of 2003, the Company recorded a reduction in revenue and operating income as a result of a correction in its historical method of recognizing renewal revenue from certain Terminix and American Home Shield customers who have prepaid. The effects of the adjustment were not material to years prior to 2003. This adjustment reduced operating and pre-tax income by $12 million, or $.02 per diluted share in the fourth quarter of 2003. The Company also recorded a favorable adjustment as a result of positive trending in termite damage claim costs related to the portion of the customer base that had been acquired from Sears several years ago. This resulted in a pre-tax reduction in expense of $7 million in the fourth quarter of 2003 and a total of $13 million, or $.03 per diluted share, for the full year 2003. Combined, these items reduced revenue for the fourth quarter of 2003 by $14 million and reduced operating and pre-tax income in the fourth quarter by approximately $5 million.

OPERATING AND NON-OPERATING EXPENSES
Cost of services rendered and products sold increased one percent compared to 2002 and decreased as a percentage of revenue to 68.1 percent in 2003 from 68.5 percent in 2002. This decrease reflects a change in the mix of business as TruGreen ChemLawn, Terminix, and American Home Shield increased in size in relationship to the overall business of the Company. These businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenue. Selling and administrative expenses increased seven percent and increased as a percentage of revenue to 22.9 percent in 2003 from 21.7 percent in 2002. The increase in selling and administrative expenses primarily reflects the change in business mix described above, as well as increased expenditures for sales and marketing and higher technology and compliance costs at the headquarters level.

Net interest expense decreased $35 million from 2002, reflecting the payment in 2002 of a $15 million premium to repurchase public bonds, lower interest expense from reduced debt balances, as well as higher investment income from securities gains in the American Home Shield investment portfolio.

Comparability of the effective tax rate is impacted by the impairment charge recorded in the third quarter of 2003 and the use of prior year net operating losses in 2002. The effective tax rate of continuing operations reflects a one percent benefit in 2003 and a 35 percent provision in 2002. The impairment charge recorded in 2003 included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million, or only approximately 20 percent of the pre-tax impairment charge of $481 million. Excluding the impairment charge, the 2003 tax rate was 37 percent. The 2002 rate included a one-time benefit from utilizing the prior year net operating losses of the ServiceMaster Home Service Center operations, which resulted in a reduction in the tax provision.

SEGMENT REVIEW (2003 VS. 2002)

KEY PERFORMANCE INDICATORS
As of December 31,

                                            2003           2002
                                         -----------    -----------
TRUGREEN CHEMLAWN -
   Growth in Full Program Contracts             4%             2%
   Customer Retention Rate                   59.5%          59.3%

TERMINIX -
   Growth in Pest Control Customers             2%             2%
   Pest Control Customer Retention Rate      77.1%          75.8%

   Growth in Termite Customers                 -2%             0%
   Termite Customer Retention Rate           88.1%          89.0%

AMERICAN HOME SHIELD -
   Growth in Warranty Contracts                 5%            15%
   Customer Retention Rate                   55.1%        55.0% *

* Restated to conform with the 2003 calculation

TRUGREEN SEGMENT
The TruGreen segment reported revenue of $1.3 billion in 2003, five percent above 2002. The segment reported an operating loss of ($34) million, compared with operating income of $165 million in 2002. During the third quarter of 2003, the Company recorded a non-cash impairment charge of $189 million pre-tax, relating to goodwill and intangible assets of its TruGreen LandCare operations. For a further discussion of the impairment charge see the "Goodwill and Intangible Assets" section in the Notes to Consolidated Financial Statements. The decrease in segment operating income primarily reflects the impact of the impairment charge as well as a $15 million decline in profits in the landscaping operations, partially offset by a $5 million increase in operating income in the lawn care operations.

Revenue in the lawn care operations increased six percent over 2002 reflecting a four percent increase in the number of customers, which was supported by tuck-in acquisitions, and growth in revenue from commercial accounts and ancillary services. The Company has responded to increased state and federal restrictions on telemarketing by broadening its marketing approach, with increased expenditures on direct mail and other advertising. A 10 percent decline in sales through the traditional telemarketing channel was offset by a doubling of sales through other channels, most notably direct mail. Sales through non-telemarketing channels comprised 20 percent of new sales in 2003. Telemarketing is a cost effective sales channel relative to other channels. Therefore, as a result of this shift, the Company experienced an increase in its marketing costs.

Quality of service initiatives resulted in the customer retention rate improving 20 basis points to 59.5 percent in 2003 compared to 59.3 percent in 2002. This improvement followed a 160 basis point increase in retention achieved in 2002. Customer feedback indicated that cancellations due to quality issues decreased relative to 2002, whereas those due to economic considerations increased. The Company believed this trend is a result of its increased focus on customer service and problem resolution.

Operating income in the lawn care operations increased three percent compared to 2002. Favorable weather in the fourth quarter of 2003 partially offset the impact of poor weather in the first quarter of 2003. Margins declined slightly, reflecting the higher marketing costs discussed above as well as increased insurance costs.

Revenue in the landscape maintenance business increased two percent compared to 2002, consisting of modest growth in base contract maintenance volume and an increase in first quarter snow removal revenue, offset by a reduced level of enhancement sales. Enhancement sales activity was depressed due to the weak economy and increased pricing pressure from competitors. Operating income in the landscaping operations declined in 2003, reflecting the impact of the impairment charge as well as a decreased level of higher margin enhancement sales, increased insurance and labor costs, and approximately $1.5 million of costs incurred to consolidate branch locations.

During the third quarter of 2003, the Company sold the assets and related operational obligations of the utility line clearing operations of TruGreen LandCare for approximately $20 million in cash. The impact of this sale was not material to the Company's consolidated financial statements for 2003. The results of the sold utility line clearing operations have been classified as discontinued operations and are not included in continuing operations.

Capital employed in the TruGreen segment decreased 16 percent, primarily reflecting the impact of the impairment charge, partially offset by tuck-in acquisitions.

TERMINIX SEGMENT
The Terminix segment reported a two percent increase in revenue to $945 million from $924 million in 2002 and operating income growth of three percent to $131 million compared to $127 million in 2002. The growth in revenue reflects higher revenue in both termite renewals and pest control. Cooler temperatures earlier in 2003 that impacted many regions of the country significantly impeded the development of the termite swarm. This resulted in fewer sales of new termite contracts and also had a dampening effect on renewals. Operating performance improved in the second half of 2003 as termite revenue stabilized, customer retention rates improved and strong cost controls were implemented. Renewal revenue increased, resulting from favorable mix and pricing. Pest control volume increased, driven by improved customer retention and stronger commercial sales.

Operating income margins improved slightly compared to 2002, reflecting lower than expected damage claims in the acquired

Sears termite customer base, partially offset by incremental costs associated with the unit's new branch operating system. In the fourth quarter of 2003, Terminix corrected its method of recognizing renewal revenue from certain customers who have prepaid. A cumulative adjustment was recorded reducing fourth quarter 2003 revenue by $9 million and operating income by $7 million. The Company also continued to experience positive trending in damage claim costs associated with its acquired Sears termite customer base, resulting in a $7 million reduction in expense in the fourth quarter of 2003 and a total reduction of $13 million for the full year 2003.

Capital employed in the Terminix segment was comparable to the level in 2002.

AMERICAN HOME SHIELD SEGMENT
The American Home Shield segment reported a six percent increase in revenue to $450 million from $424 million in 2002, and operating income growth of 21 percent to $58 million compared to $48 million in 2002. New contract sales increased eight percent, driven by strong growth in renewal activity, reflecting both a larger base of renewable customers and improved customer loyalty, as well as the impact of price increases. Retention rates improved 10 basis points despite increased cancellations from mortgage refinancings. Sales from the direct-to-consumer channel increased modestly, with the timing of sales coming later in 2003 as third-party direct mail solicitations were delayed. Real estate sales increased slightly for 2003 as a whole, but were adversely impacted later in the year by a decline in home listings, particularly in California and Texas, which are two of the Company's largest warranty usage states.

In the fourth quarter of 2003, American Home Shield corrected its method of recognizing revenue from customers who have prepaid. A $5 million cumulative adjustment was recorded, reducing fourth quarter 2003 revenue and operating income by that amount. Operating margins improved 40 basis points due to a reduction in the current year claims incidence rate and favorable trending of prior year claims. American Home Shield has been successful in implementing programs to reduce low cost claims, control the prices paid to its contractor network, and utilize technology to improve both productivity and customer convenience.

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

ARS/AMS SEGMENT
The ARS/AMS segment reported revenue of $674 million, a decrease of six percent compared to $719 million in 2002. The segment reported an operating loss of ($282) million compared with operating income of $17 million in 2002. During the third quarter of 2003, the Company recorded a non-cash impairment charge of $292 million pre-tax relating to goodwill and intangible assets of its ARS/AMS segment. For a further discussion on the impairment charge see the "Goodwill and Intangible Assets" section in the Notes to Consolidated Financial Statements.

Within ARS Service Express, revenue in 2003 declined five percent, primarily reflecting an industry-wide reduction in plumbing service calls and the effects of discontinued branches. HVAC replacement sales from ongoing operations were up slightly, despite less favorable temperatures and the weak economy. The Company is encouraged by its progress with specific initiatives to increase replacement sales through third-party retail channels, and to increase residential sewer line repairs. In addition, ARS achieved a 98 percent success rate on its two-hour arrival guarantee in its HVAC service line, which was rolled out in October 2003 in certain markets. As part of its efforts to offset the revenue shortfalls it has been experiencing and to improve profitability, ARS has strengthened its management team and industry experience at all levels, emphasized higher margin sales, tightened control over indirect costs and overheads, and sold or closed 12 under-performing branches or service lines. Those operations had $35 million in revenue in 2002 and $20 million prior to their closure in 2003. Operating profits at ARS Service Express declined due to the third-quarter impairment charge as well as a decrease of $.7 million from operations. These results, however, include incremental shutdown costs and operating losses prior to disposition of approximately $1.8 million.

AMS' revenue decreased nine percent in 2003, reflecting reduced levels of project work due to depressed conditions in the commercial construction industry. The project backlog increased substantially by the end of 2003, but bid pricing was very competitive and there were longer lead-times for projects to start.

Capital employed in the ARS/AMS segment declined, reflecting the impact of the impairment charge.

OTHER OPERATIONS SEGMENT
The Other Operations segment reported a two percent increase in revenue to $152 million in 2003 compared with $149 million in 2002. The combined ServiceMaster Clean and Merry Maids franchise operations reported revenue growth of eight percent in 2003, driven primarily by continued excellent results in disaster restoration services. The impact of the franchise operations revenue growth was partially offset by $6 million of licensing fees recorded in the third quarter of 2002 related to the Company's former Terminix United Kingdom operations.

The segment reported an operating loss of ($40) million in 2003 compared with a loss of ($23) million in 2002. Continued strong growth in operating income of ServiceMaster Clean was more than offset by higher costs at the headquarters level related to insurance, marketing and compliance, and the effect of $6 million of non-recurring licensing fee income earned in 2002, as well as the compensation expense related to a deferred compensation trust. Accounting standards require that appreciation on investments in a deferred compensation trust be reflected as compensation expense in computing operating income, with a corresponding amount of investment income included in non-operating income/expense.

Total initial and recurring franchise fees (excluding trade name license agreements) represented 2.6 percent of consolidated revenue in both 2003 and 2002, respectively, and direct franchise operating expenses were 1.6 percent and
1.7 percent of consolidated operating expenses in 2003 and 2002, respectively. Total franchise fee profits (excluding the aforementioned trade name license agreements) comprised 10.5 percent and 9.4 percent of consolidated operating income (without the impairment charge for 2003) before headquarter overheads in 2003 and 2002, respectively. The portion of total franchise fee profits related to initial fees received from the sales of franchises was not material to the Company's consolidated financial statements for all periods.

2004 FINANCIAL POSITION AND LIQUIDITY
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided from operating activities was $376 million in 2004, $92 million more than 2003. The improvement reflects reduced working capital usage of $45 million, a $25 million favorable timing difference in tax payments resulting from the agreement with the IRS, and an increased level of profits. The improvement in working capital reflects a lower rate of cash outflows in early 2004 relating to incentive compensation earned in 2003, combined with an increased level of non-cash accruals for 2004 incentives, reflecting a return to more normal incentive rates. Net cash provided from operating activities has historically exceeded net income. In 2005, the Company expects this trend to continue. However, the rate of growth in cash flows from operating activities is anticipated to temporarily subside due to the aforementioned tax and incentive items.

Three factors contribute to the Company's strength in its annual cash provided from operating activities: a solid earnings base, businesses that need relatively little working capital to fund growth in their operations, and significant annual deferred taxes. The Company receives a significant annual cash tax benefit due to a large base of amortizable intangible assets which exist for income tax reporting purposes, but not for book purposes. A significant portion of these assets arose in connection with the 1997 conversion from a limited partnership to a corporation. The 2004 agreement with the IRS affirmed the previously identified step-up in the tax basis of the Company's assets which occurred upon reincorporation. This basis will continue to be amortized and deducted over the 15 year period ending December 31, 2012. This amortization has resulted in $50 million of annual cash tax benefits.

The 2004 IRS agreement also increased taxes and interest due on the 2001 sale of the Company's large Management Services segment. This occurred primarily as a result of changes in the timing of certain items which were previously netted against the gain and now will be amortized for tax purposes as additional deductions over the 15 year period ending December 31, 2016. The Company will now realize an incremental $7 million of annual cash tax benefit.

For 2004, the IRS agreement resulted in a $25 million favorable timing difference in fourth quarter 2004 tax payments. Pursuant to the agreement, the Company paid taxes and interest (primarily in February 2005) to the IRS and various states in the amount of $133 million ($113 million of increased taxes and $20 million of interest). Existing financial resources were utilized to fund the payment and the Company does not believe that the payment significantly impaired its financial flexibility. Also related to the agreement, the Company will realize an approximate $45 million reduction in estimated tax payments for 2005 that would otherwise have been paid in the second half of that year. Finally, the agreement resulted in incremental future tax benefits of approximately $57 million, which will be recovered on the Company's tax returns over the 11 year period ending in 2016.

In the ordinary course, the Company is subject to review by domestic and foreign taxing authorities, including the IRS. The Company has been notified by the IRS that it intends to commence the audits of the Company's 2003, 2004, and 2005 fiscal years in the second quarter of 2005.

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, which include recurring capital needs and information technology projects, were above prior year levels reflecting investments in information and productivity enhancing operating systems. For 2005, the Company expects capital expenditures to total approximately $50 million.

In 2004, acquisitions totaled $59 million, compared with $38 million in 2003. The increase in acquisitions reflects TruGreen ChemLawn's purchase of Greenspace as well as tuck-in acquisition activity at Terminix and TruGreen ChemLawn. In 2005, the Company expects to continue to expand its tuck-in acquisition program at both Terminix and TruGreen ChemLawn, with overall acquisitions slightly higher than the 2004 level.

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to shareholders in 2004 amounted to $.43 per share, a 2.4 percent increase over 2003. This was the 34th consecutive year of annual growth in dividends for the Company. Cash dividends paid in 2004 totaled $125 million, a one percent increase over 2003, reflecting the per share increase, partially offset by the impact of share repurchases. In February 2005, the Company announced the declaration of a cash dividend of $.11 per share to shareholders of record on February 14, 2005. This dividend was paid on February 28, 2005. The Company expects to continue to increase its per share dividend payment although, as previously disclosed, at a rate lower than its corresponding growth in profits. The timing and amount of future dividend increases are at the discretion of the Board of Directors and will depend among other things, on the Company's capital structure objectives and cash requirements.

In July 2000, the Board of Directors authorized $350 million for share repurchases. In 2004, the Company repurchased $64 million of its shares at an average price of approximately $11.70 per share. There remains approximately $81 million available for repurchases under the July 2000 authorization. The Company anticipates continuing its share repurchase program in 2005 at a similar level as 2004. The actual level of future share repurchases will depend on various factors such as the

Company's commitment to maintain investment grade credit ratings and other strategic investment opportunities.

LIQUIDITY
Cash and short and long-term marketable securities totaled approximately $496 million at December 31, 2004, with approximately $300 million of that amount effectively required to support regulatory requirements at American Home Shield and for other purposes. In February 2005, the Company utilized approximately $125 million of its excess cash amount to fund the previously discussed tax payments to the IRS and various states.

Total debt at December 31, 2004 was $805 million, approximately $14 million below the amount at December 31, 2003 and the lowest level since March of 1997. Approximately 45 percent of the Company's debt matures beyond five years and 34 percent beyond fifteen years. The Company's next public debt maturity of approximately $138 million is in April 2005. The Company intends to fund this debt payment with long-term financing under existing credit facilities. Based on annual projected cash flows, the amount of the borrowing is expected to be largely repaid by December 31, 2005.

Management believes that funds generated from operating activities and other existing resources provide it with significant financial flexibility which will continue to be adequate to satisfy its ongoing working capital needs, enable it to pay or refinance the maturing debt, as well as meet its obligations under the agreement with the IRS. During the second quarter of 2004, the Company replaced its previous $490 million credit facility with a new five-year revolving credit facility of $500 million expiring in May 2009. As of December 31, 2004, the Company had issued approximately $158 million of letters of credit under this facility and had unused commitments of approximately $342 million. The Company also has $550 million of senior unsecured debt and equity securities available for issuance under an effective shelf registration statement. In addition, the Company has an arrangement enabling it to sell, on a revolving basis, certain receivables to unrelated third party purchasers. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers in the future and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company. During 2004, there were no receivables sold to third parties under this agreement.

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.25 times EBITDA, as defined) and interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be an inhibiting factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. At December 31, 2004, and throughout the year, the Company was in compliance with the covenants and based on its operating outlook for 2005 expects to be able to maintain compliance in the future. The Company does not have any debt agreements that contain put rights or provide for acceleration of maturity as a result of a change in credit rating.

The Company maintains operating lease facilities with banks totaling $68 million which provide for the acquisition and development of branch properties to be leased by the Company. At December 31, 2004, there was approximately $68 million funded under these facilities. Approximately $15 million of these leases have been included on the balance sheet as assets with related debt as of December 31, 2004 (the comparable balances were $20 million as of December 31, 2003). The balance of the funded amount is treated as operating leases. During the third quarter of 2004, the Company replaced an $80 million operating lease facility that was due to expire in October 2004 with a new five-year operating lease facility of approximately $53 million expiring in September 2009. The Company also maintains a $15 million operating lease facility that expires in January 2008. The Company has guaranteed the residual value of the properties under the leases up to 82 percent of the fair market value at the commencement of the lease. At December 31, 2004, the Company's residual value guarantee related to the leased assets totaled $56 million for which the Company has recorded the estimated fair value of this guarantee (approximately $1.2 million) in the Consolidated Statements of Financial Position.

The majority of the Company's fleet and some equipment is leased through operating leases. The lease terms are non-cancelable for the first twelve month term, and then are month-to-month, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. At December 31, 2004, there was approximately $260 million of residual value guarantee relating to the Company's fleet and equipment leases. The fair value of the assets under the leases is expected to fully mitigate the Company's obligations under the agreements. Accordingly, no liabilities have been recorded with respect to the guarantees.

The following table presents the Company's contractual obligations and commitments:

(In millions)                 Total    <1 Yr   2-3 Yrs  4-5 Yrs  >5 Yrs
-------------------------------------------------------------------------
Debt balances *                $805    $161      $75     $210    $359
Non-cancelable
 operating leases               300      79      121       65      35
Purchase
 Obligations:
   Telecommunications            49      23       26        -       -
   Supply agreements and
    other                        44      30        9        5       -
Other long-term
 liabilities: *
   Insurance claims             188      78       56       21      33
   Discontinued operations       20      10        4        2       4
   Other                         32       2        6        3      21
-------------------------------------------------------------------------
Total amount                 $1,438    $383     $297     $306    $452
=========================================================================

* These items are reported in the Consolidated Statements of Financial Position.

Not included in the table above are deferred income tax liabilities and the related interest payments on the Company's long-term debt. Deferred income tax liabilities totaled $88 million and are discussed in the Notes to the Consolidated Financial Statements. The majority of the Company's debt is fixed rate debt. Therefore, the Company has calculated the expected interest payments to be approximately $52 million, $47 million, $45 million, $42 million, $36 million and $471 million in 2005, 2006, 2007, 2008, 2009, and 2010 and thereafter, respectively.

FINANCIAL POSITION - CONTINUING OPERATIONS
Receivables increased from prior year levels, reflecting general business growth. Deferred customer acquisition costs were consistent with prior year levels. The Company capitalizes sales commissions and other direct contract acquisition costs relating to termite baiting and pest contracts, as well as home warranty agreements. These costs vary with and are directly related to a new sale or contract renewal. Property and equipment increased, reflecting general business growth as well as increases related to information and productivity enhancing operating systems. The Company does not have any material capital commitments at this time.

Deferred revenue increased, reflecting growth in warranty contracts written at American Home Shield. Accrued payroll and related expenses increased from prior year levels, reflecting an increased level of accruals for 2004 variable compensation as the Company returned to more normal levels of incentive earnings. Payments related to the 2004 incentive compensation accruals were made in the first quarter of 2005. Income taxes payable at December 31, 2004 primarily reflects the February 2005 federal tax payment related to the IRS agreement.

The Company has minority investors in Terminix. This minority ownership reflects an interest issued to the former owners of the Allied Bruce Terminix Companies in connection with the acquisition of that entity. At any time, the former owners may convert this equity security into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used for the calculation of diluted earnings per share, when their inclusion has a dilutive impact. Subsequent to December 31, 2005, ServiceMaster has the ability to require conversion of the security into ServiceMaster common shares, provided the closing share price of ServiceMaster's common stock averages at least $15 per share for 40 consecutive trading days.

Total shareholders' equity was $992 million and $817 million at December 31, 2004 and 2003, respectively. The increase reflects operating profits in the business as well as the non-cash reduction in the 2004 tax provision relating to the agreement with the IRS, partially offset by cash dividend payments and share repurchases.

Under federal tax rules, dividends are considered taxable only when paid out of current or accumulated earnings and profits as defined under federal tax laws. As a result of its December 1997 reincorporation, the Company only began generating corporate earnings and profits for tax purposes in 1998. Since 1998, earnings and profits for tax purposes have been reduced by dividend payments, amortization of intangible assets for tax reporting, deductions relating to business closures and the timing of certain other tax-related items. Dividends paid during 2004 on common stock will be 68 percent taxable as dividend income for federal income tax reporting purposes. The Company currently expects that approximately 80 percent of its 2005 dividends on common stock will be taxable as dividend income, and that the taxable portion of its dividend will grow to be fully taxable over the next few years.

FINANCIAL POSITION - DISCONTINUED OPERATIONS
The assets and liabilities related to discontinued businesses have been classified in separate captions on the Consolidated Statements of Financial Position. Assets from the discontinued operations have declined, reflecting cash collections on receivables. The decrease in liabilities from discontinued operations represents a non-cash reduction in tax reserves resulting from the IRS agreement as well as certain payments. The remaining liabilities primarily represent obligations related to long-term self-insurance claims.

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

In December 2003 and January 2004, the Company entered into interest rate swap agreements with a total notional amount of $165 million. Under the terms of these agreements, the Company pays a floating rate of interest (based on a specified spread over six-month LIBOR) on the notional amount and the Company receives a fixed rate of interest at 7.88 percent on the notional amount. The impact of these swap transactions was to convert $165 million of the Company's debt from a fixed rate of 7.88 percent to a variable rate based on LIBOR.

The Company generally maintains the majority of its debt at fixed rates. After considering the effect of the interest swap agreements, approximately 78 percent of total recorded debt at December 31, 2004 was at a fixed rate.

The payments on the approximately $68 million of funding outstanding under the Company's real estate operating lease facilities as well as its fleet and equipment operating leases (approximately $260 million in residual value guarantee) are tied to floating interest rates. The Company's exposure to interest expense based on floating rates is partially offset by floating rate investment income earned on cash and marketable securities. The Company believes its overall exposure to interest rate fluctuations is not material to its overall results of operations.

The Company has several debt and lease agreements where the interest rate or rent payable under the agreements automatically adjusts based on changes in the Company's credit ratings. While the Company is not currently expecting a change in its credit ratings, based on amounts outstanding at December 31, 2004, a one rating category improvement in the Company's credit ratings would reduce annual expense by approximately $0.8 million. A one rating category reduction in the Company's credit ratings would increase annual expense by approximately $0.9 million.

The following table summarizes information about the Company's fixed rate debt as of December 31, 2004, including the principal cash payments and related weighted-average interest rates by expected maturity dates. The fair value of the Company's fixed rate debt was approximately $673 million at December 31, 2004.

                      Expected Maturity Date
                 ----------------------------------
                                                       There-
 (In millions)      2005   2006  2007   2008   2009    after  Total
-----------------------------------------------------------------------
Fixed rate debt     $160   $13   $62    $10     $21    $359   $625

Avg. rate           8.0%   6.4%  7.0%   5.8%   7.9%    7.5%   7.5%
=======================================================================

The Company's next public debt maturity of $138 million is in April 2005, and is included in the 2005 payments in the above table. The Company intends to fund this debt payment with long-term financing under existing credit facilities. Based on annual projected cash flows, the amount of the borrowing is expected to be largely repaid by December 31, 2005.

As previously discussed, the Company has entered into interest rate swap agreements, the impact of which was to convert $165 million of the Company's 2009 maturity debt from a fixed rate of 7.88 percent to a variable rate based on LIBOR. Consequently, this debt is not included in the fixed rate debt table above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers' compensation, auto and general liability insurance claims, accruals for home warranty claims, the possible outcomes of outstanding litigation, accruals for income tax liabilities as well as deferred tax accounts, useful lives for depreciation and amortization expense and the valuation of tangible and intangible assets. In 2004, there have been no changes in the significant areas that require estimates or in the methodologies which underlie these associated estimates.

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

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. There are significant amortizable intangible assets for tax reporting purposes (not for financial reporting purposes) which arose as a result of the Company's reincorporation from partnership to corporate form in 1997. The Company records its deferred tax items based on the estimated value of the tax basis. As discussed in the "Income Taxes" note to the Consolidated Financial Statements, the Company reached a comprehensive agreement with the Internal Revenue Service regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, certain deferred tax assets which had previously not been recorded, due to uncertainties associated with the complexity of the matters under review and the extended period of time effectively covered by the examination were recorded.

The Company adjusts tax estimates when required to reflect changes based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. As occurred this year when the IRS audit concluded, the Company reflected the changes from estimated amounts in the period that the need for adjustment was identified.

Fixed assets, and intangible assets with finite lives, are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on the Company's previous experience for similar assets, potential market obsolescence, and other industry and business data. The Company also periodically reviews the assets for impairment and a loss would be recorded if and when the Company determined that the book value of the asset exceeded its fair value. Changes in the estimated useful lives or in asset values would cause the Company to adjust its book value or future expense accordingly.

The Company reviews its goodwill and trade names at least once a year for impairment. An impairment loss would be recorded if and when the Company determines that the expected present value of the future cash flows deemed to be derived from the asset is less than its corresponding book value. As permitted under SFAS 142, the Company carries forward a reporting unit's valuation from the most recent valuation under the following conditions; the assets and liabilities of the reporting unit have not changed significantly since the most recent fair value calculation, the most recent fair value calculation resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, and based on the facts and circumstances of events that have occurred since the last fair value determination, the likelihood that a current fair value calculation would result in an impairment would be remote. For the 2004 goodwill and trade name impairment review, the Company carried forward the valuations for all reporting units except ARS. A valuation analysis performed for ARS indicated no impairment issue.

Revenue  from  lawn  care,   pest  control,   liquid  and   fumigation   termite
applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenue from landscaping services are recognized as they are earned based upon monthly contract arrangements or when services are performed for non-contractual arrangements. Revenue from the Company's commercial installation contracts, primarily relating to HVAC and electrical installations are recognized on the percentage of completion method in the ratio that total incurred costs bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatments). Termite services using baiting stations, as well as home warranty services, frequently are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenue consists principally of monthly fee revenue, which is recognized when the related customer level revenue is reported by the franchisee and collectibility is assured. Franchise revenue also includes initial fees resulting from the sale of franchises. These fees are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed.

Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 123 (revised 2004), "Share-Based Payment" (SFAS 123 (R)). This Statement replaces SFAS 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123 (R) requires that stock options and share grants be recorded at fair value and this value is recognized as compensation expense over the vesting period. The Statement requires that compensation expense be recorded for newly issued awards as well as the unvested portion of previously issued awards that remain outstanding as of the effective date of this Statement. The provisions of this Statement become effective with the Company's third quarter 2005 Consolidated Financial Statements. The Company is presently assessing the impact of this Statement, and currently estimates that its adoption would reduce annual earnings per share by approximately $.01 to $.02. This Statement permits the restatement of periods prior to its adoption. Upon adoption, the Company expects to restate prior periods as if the Statement were in effect for all periods, resulting in dilution for those periods of a comparable amount as in 2005.


FORWARD-LOOKING STATEMENTS


THE COMPANY'S ANNUAL REPORT CONTAINS OR INCORPORATES BY REFERENCE STATEMENTS CONCERNING FUTURE RESULTS AND OTHER MATTERS THAT MAY BE DEEMED TO BE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY INTENDS THAT THESE FORWARD-LOOKING STATEMENTS, WHICH LOOK FORWARD IN TIME AND INCLUDE EVERYTHING OTHER THAN
HISTORICAL INFORMATION, BE SUBJECT TO THE SAFE HARBORS CREATED BY SUCH LEGISLATION. THE COMPANY NOTES THAT THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION OR CASH FLOWS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN A FORWARD-LOOKING STATEMENT INCLUDE THE FOLLOWING (AMONG OTHERS): WEATHER CONDITIONS THAT AFFECT THE DEMAND FOR THE COMPANY'S SERVICES; CHANGES IN COMPETITION IN THE MARKETS SERVED BY THE COMPANY; LABOR SHORTAGES OR INCREASES IN WAGE RATES; UNEXPECTED INCREASES IN OPERATING COSTS, SUCH AS HIGHER INSURANCE PREMIUMS, SELF INSURANCE AND HEALTHCARE CLAIM COSTS; HIGHER FUEL PRICES; CHANGES IN THE TYPES OR MIX OF THE COMPANY'S SERVICE OFFERINGS OR PRODUCTS; INCREASED GOVERNMENTAL REGULATION, INCLUDING TELEMARKETING; GENERAL ECONOMIC CONDITIONS IN THE UNITED STATES, ESPECIALLY AS THEY MAY AFFECT HOME SALES OR CONSUMER SPENDING LEVELS; AND OTHER FACTORS DESCRIBED FROM TIME TO TIME IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.



FIVE-YEAR FINANCIAL SUMMARY

(In thousands, except per share data)                              2004          2003          2002            2001           2000

-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Operating revenue                                            $3,758,568    $3,568,586    $3,500,721      $3,476,811     $3,347,114
Operating income (loss) (1)                                     336,556     (166,243)       335,393        (30,400)        313,762
   PERCENTAGE OF OPERATING REVENUE                                 9.0%        (4.7%)          9.6%          (0.9%)           9.4%
Non-operating expense                                            53,464        58,394        93,152         127,527        103,733
Provision (benefit) for income taxes  (2)                      (40,965)       (2,662)        84,938          14,292         90,008
                                                           ------------------------------------------------------------------------
Income (loss) from continuing operations (2)                    324,057     (221,975)       157,303       (172,219)        120,021

Income (loss) from discontinued operations, net of
  income taxes (2)                                                7,170       (2,712)         (309)         288,603         44,821
Cumulative effect of accounting change,
  net of income taxes                                                 -             -             -               -       (11,161)
                                                           ------------------------------------------------------------------------
Net income (loss)                                              $331,227    $(224,687)      $156,994        $116,384       $153,681

Earnings (loss) per share:
   Basic                                                          $1.14       $(0.76)         $0.52           $0.39          $0.51
   Diluted: (1, 2)
      Income (loss) from continuing operations                    $1.08       $(0.75)         $0.51         $(0.58)          $0.39
      Income (loss) from discontinued operations                   0.02        (0.01)             -            0.97           0.15
      Cumulative effect of accounting change                          -             -             -               -         (0.04)
                                                           ------------------------------------------------------------------------
         Diluted earnings (loss) per share                        $1.11       $(0.76)         $0.51           $0.39          $0.50

Shares used to compute basic earnings per share                 290,514       295,610       300,383         298,659        302,487
Shares used to compute diluted earnings per share               303,568       295,610       305,912         298,659        305,518
SHARES OUTSTANDING, NET OF TREASURY SHARES                      290,524       292,868       298,253         300,531        298,474

Cash dividends per share                                          $0.43         $0.42         $0.41           $0.40          $0.38
Share price range:
   High price                                                    $13.87        $12.10        $15.50          $14.20         $14.94
   Low price                                                     $10.65         $8.95         $8.89           $9.84          $8.25

FINANCIAL POSITION:
Current assets                                                 $978,752      $890,774      $925,496      $1,126,266       $701,898
Current liabilities                                           1,027,927       818,240       839,064         805,298        675,902
Working capital                                                (49,175)        72,534        86,432         320,968         25,996
Current ratio                                                   1.0 - 1       1.1 - 1       1.1 - 1         1.4 - 1        1.0 - 1

Total assets (1)                                             $3,140,202    $2,956,426    $3,414,938      $3,621,245     $3,939,710
Total liabilities                                             2,048,667     2,039,600     2,095,929       2,311,381      2,753,226
TOTAL DEBT OUTSTANDING                                          805,088       819,271       835,475       1,155,193      1,833,556
Minority interest                                               100,000       100,309       100,309         102,677          5,933
Shareholders' equity (1, 2)                                     991,535       816,517     1,218,700       1,207,187      1,180,551




(1) In accordance with SFAS 142, the Company's goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value based test. During the third quarter of 2003, the Company recorded a non-cash impairment charge associated with goodwill and intangible assets at its American Residential Services, American Mechanical Services and TruGreen LandCare business units of $481 million pre-tax ($383 million after-tax). The impact on diluted earnings per share of this charge was $1.30. See the "Goodwill and Intangible Assets" note in the Notes to Consolidated Financial Statements. In the fourth quarter of 2001, the Company recorded a pre-tax charge of $345 million ($279 million, after-tax) or $.94 per diluted share related primarily to goodwill and asset impairments as well as other items.

(2) In January 2005, the Company announced that it had reached a comprehensive agreement with the Internal Revenue Service regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, the Company recorded a non-cash reduction in its fourth quarter and full year 2004 tax provision, thereby increasing net income by approximately $159 million. Approximately $150 million related to continuing operations ($.49 per diluted share) and $9 million related to discontinued operations ($.03 per diluted share). See the "Income Taxes"
     note in the Notes to the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

For years ended December 31,                                                                2004             2003             2002
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                     $3,758,568       $3,568,586       $3,500,721
OPERATING COSTS AND EXPENSES:
Cost of services rendered and products sold                                            2,525,029        2,430,523        2,398,952
Selling and administrative expenses                                                      890,954          817,719          760,934
Amortization expense                                                                       6,029            5,917            7,442
Charge (credit) for impaired assets and other items (1)                                        -          480,670          (2,000)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating costs and expenses                                                     3,422,012        3,734,829        3,165,328
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                                                  336,556        (166,243)          335,393

NON-OPERATING EXPENSE (INCOME)
Interest expense                                                                          60,708           65,255           92,901
Interest and investment income                                                          (15,469)         (15,012)          (6,431)
Minority interest and other expense, net                                                   8,225            8,151            6,682
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                             283,092        (224,637)          242,241
Provision (benefit) for income taxes (2)                                                (40,965)          (2,662)           84,938
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS (2)                                             324,057        (221,975)          157,303
Income (loss) from discontinued operations, net of income taxes (2)                        7,170          (2,712)            (309)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                       $331,227       $(224,687)         $156,994
===================================================================================================================================

BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations                                                   $1.12          $(0.75)            $0.52
Income (loss) from discontinued operations                                                  0.02           (0.01)                -
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                                                            $1.14          $(0.76)            $0.52
===================================================================================================================================

DILUTED EARNINGS (LOSS) PER SHARE:(1, 2)
Income (loss) from continuing operations                                                   $1.08          $(0.75)            $0.51
Income (loss) from discontinued operations                                                  0.02           (0.01)                -
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                                                          $1.11          $(0.76)            $0.51
===================================================================================================================================


(1) In accordance with SFAS 142, the Company's goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value based test. During the third quarter of 2003, the Company recorded a non-cash impairment charge associated with goodwill and intangible assets at its American Residential Services, American Mechanical Services and TruGreen LandCare business units of $481 million pre-tax ($383 million after-tax). The impact on diluted earnings per share of this charge was $1.30. See the "Goodwill and Intangible Assets" note in the Notes to Consolidated Financial Statements.

(2) In January 2005, the Company announced that it had reached a comprehensive agreement with the Internal Revenue Service regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, the Company recorded a non-cash reduction in its fourth quarter and full year 2004 tax provision, thereby increasing net income by approximately $159 million. Approximately $150 million related to continuing operations ($.49 per diluted share) and $9 million related to discontinued operations ($.03 per diluted share). See the "Income Taxes"
     note in the Notes to the Consolidated Financial Statements.


     See accompanying Notes to the Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands, except per share data)
As of December 31,                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents                                                                                $256,626         $228,161
Marketable securities                                                                                     103,681           90,540
Receivables, less allowances of $25,183 and $26,220, respectively                                         369,026          333,834
Inventories                                                                                                66,657           70,163
Prepaid expenses and other assets                                                                          27,456           33,408
Deferred customer acquisition costs                                                                        41,574           41,806
Deferred taxes and income taxes receivable                                                                108,780           87,589
Assets of discontinued operations                                                                           4,952            5,273
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                      978,752          890,774
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
At cost                                                                                                   405,655          387,569
Less:  accumulated depreciation                                                                         (218,838)        (208,054)
-----------------------------------------------------------------------------------------------------------------------------------
Net Property and Equipment                                                                                186,817          179,515
-----------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS:
Goodwill                                                                                                1,568,044        1,516,206
Intangible assets, primarily trade names, net                                                             220,780          216,453
Notes receivable                                                                                           35,411           46,441
Long-term marketable securities                                                                           135,824           92,562
Other assets                                                                                               14,574           14,475
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                                        $3,140,202       $2,956,426
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable                                                                                          $76,053          $86,963
Accrued liabilities:
   Payroll and related expenses                                                                           113,366           89,427
   Self-insured claims and related expenses                                                                86,554           73,320
   Income taxes payable                                                                                   152,841                -
   Other                                                                                                  111,092          100,454
Deferred revenue                                                                                          443,238          419,915
Liabilities of discontinued operations                                                                     21,536           14,380
Current portion of long-term debt                                                                          23,247           33,781
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                               1,027,927          818,240
-----------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                            781,841          785,490

LONG-TERM LIABILITIES:
   Deferred taxes                                                                                          88,100          276,000
   Liabilities of discontinued operations                                                                   9,057           34,396
   Other long-term obligations                                                                            141,742          125,474
-----------------------------------------------------------------------------------------------------------------------------------
   Total Long-Term Liabilities                                                                            238,899          435,870
-----------------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                                                         100,000          100,309

COMMITMENTS AND CONTINGENCIES (See Note)

SHAREHOLDERS' EQUITY:
Common stock $0.01 par value, authorized 1,000,000 shares; issued
   318,559 and 317,315, respectively                                                                        3,186            3,173
Additional paid-in capital                                                                              1,083,057        1,061,640
Retained earnings                                                                                         212,116            6,365
Accumulated other comprehensive income                                                                     10,804            7,932
Restricted stock                                                                                         (12,857)          (4,368)
Treasury stock                                                                                          (304,771)        (258,225)
-----------------------------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                                             991,535          816,517
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          $3,140,202       $2,956,426
===================================================================================================================================


See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                         Additional                Accumulated
                                               Common      Paid-in      Retained   Comprehensive Restricted    Treasury     Total
                                               Stock       Capital      Earnings      Income        Stock        Stock      Equity
                                                                                      (Loss)
====================================================================================================================================
BALANCE DECEMBER 31, 2001                       $3,145    $1,039,228    $322,103      $(2,496)      $(581)   $(154,212)  $1,207,187
====================================================================================================================================
Net income 2002                                                          156,994                                            156,994
Other comprehensive income, net of tax:
  Net unrealized (loss) on securities,
    net of reclassification adjustment (1)                                             (3,869)                              (3,869)
  Foreign currency translation                                                           5,516                                5,516
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                               156,994         1,647                              158,641

Shareholders' dividends                                                (123,204)                                          (123,204)
Shares issued under options, grant plans,
  and other (2,706 shares)                          15        15,044                               (1,407)       14,482      28,134
Treasury shares purchased (4,985 shares)                                                                       (52,058)    (52,058)
====================================================================================================================================
BALANCE DECEMBER 31, 2002                       $3,160    $1,054,272    $355,893        $(849)    $(1,988)   $(191,788)  $1,218,700
====================================================================================================================================
Net loss 2003                                                          (224,687)                                          (224,687)
Other comprehensive income, net of tax:
  Net unrealized gain on securities,
    net of reclassification adjustment (1)                                               7,022                                7,022
  Foreign currency translation                                                           1,759                                1,759
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                      (224,687)         8,781                            (215,906)

Shareholders' dividends                                                (124,841)                                          (124,841)
Shares issued under options, grant plans,
  and other (2,700 shares)                          13         7,368                               (2,380)       19,144      24,145
Treasury shares purchased (8,084 shares)                                                                       (85,581)    (85,581)
====================================================================================================================================
BALANCE DECEMBER 31, 2003                       $3,173    $1,061,640      $6,365        $7,932    $(4,368)   $(258,225)    $816,517
====================================================================================================================================
Net income 2004                                                          331,227                                            331,227
Other comprehensive income, net of tax:
  Net unrealized gain on securities,
    net of reclassification adjustment (1)                                                 826                                  826
  Foreign currency translation                                                           2,046                                2,046
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                               331,227         2,872                              334,099

Shareholders' dividends                                                (125,476)                                          (125,476)
Shares issued under options, grant plans,
  and other (2,711 shares)                          13        21,273                               (8,489)       13,937      26,734
Treasury shares purchased (5,353 shares)                                                                       (63,814)    (63,814)
Shares issued for acquisitions (297 shares)                      144                                              3,331       3,475
====================================================================================================================================
BALANCE DECEMBER 31, 2004                       $3,186    $1,083,057    $212,116       $10,804   $(12,857)   $(304,771)    $991,535
====================================================================================================================================






 (1) Disclosure of reclassification amounts (net of tax) relating to comprehensive income:
                                                                                                    2004         2003        2002
====================================================================================================================================
Unrealized holding gains (losses) arising in period                                                $ 4,647       $9,335    $(4,745)
Less:  (Gains) losses realized                                                                     (3,821)      (2,313)         876
------------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities                                                          $ 826       $7,022    $(3,869)
====================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
For years ended December 31,                                                             2004             2003             2002
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT JANUARY 1                                                  $228,161         $227,177         $402,642
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME (LOSS)                                                                        331,227        (224,687)          156,994
   Adjustments to reconcile net income (loss) to net cash
     provided from operating activities:
   (Income) loss from discontinued operations                                            (7,170)            2,712              309
   Non-cash reduction in continuing operations tax expense                             (149,722)                -                -
   Non-cash charge (credit) for impaired assets and other items, net of tax                    -          383,152          (1,200)
   Depreciation expense                                                                   49,596           49,861           48,866
   Amortization expense                                                                    6,029            5,917            7,442
   Deferred income tax expense                                                            91,639           65,256           65,799

Change in working capital, net of acquisitions:
   Receivables                                                                          (20,922)         (17,640)           14,408
   Inventories and other current assets                                                    6,962            5,946          (7,694)
   Accounts payable                                                                      (5,009)          (4,168)          (4,233)
   Deferred revenue                                                                       15,178           22,773           49,849
   Accrued liabilities                                                                    48,862          (6,884)           33,699
   Other, net                                                                              9,215            1,300            9,952
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATING ACTIVITIES                                              375,885          283,538          374,191
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property additions                                                                   (53,062)         (39,243)         (60,113)
   Sale of equipment and other assets                                                      7,395           11,090            4,565
   Business acquisitions, net of cash acquired                                          (40,184)         (28,875)         (13,003)
   Proceeds from business sales                                                                -           21,106           30,500
   Notes receivable, financial investments and securities                               (45,580)         (23,499)          (2,117)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                                 (131,431)         (59,421)         (40,168)
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net payments of debt                                                                 (37,042)         (31,216)        (345,142)
   Shareholders' dividends                                                             (125,476)        (124,841)        (123,204)
   Purchase of ServiceMaster stock                                                      (63,085)         (85,581)         (52,058)
   Other, net                                                                             16,631           16,330           19,140
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                                 (208,972)        (225,308)        (501,264)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM (USED FOR) DISCONTINUED OPERATIONS                                (7,017)            2,175          (8,224)
-----------------------------------------------------------------------------------------------------------------------------------
CASH INCREASE (DECREASE) DURING THE YEAR                                                  28,465              984        (175,465)
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                                $256,626         $228,161         $227,177
===================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES
SUMMARY: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated.

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles ("GAAP") which may differ from actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured retention limits related to medical, workers' compensation, auto and general liability insurance claims, accruals for home warranty claims, the possible outcomes of outstanding litigation, accruals for income tax liabilities as well as deferred tax accounts, useful lives for depreciation and amortization expense, and the valuation of tangible and intangible assets. In 2004, there have been no changes in the significant areas that require estimates or in the methodologies which underlie these associated estimates.

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

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. There are significant amortizable intangible assets for tax reporting purposes (not for financial reporting purposes) which arose as a result of the Company's reincorporation from partnership to corporate form in 1997. The Company records its deferred tax items based on the estimated value of the tax basis. As discussed in the "Income Taxes" note to the Consolidated Financial Statements, the Company reached a comprehensive agreement with the Internal Revenue Service (IRS) regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, certain deferred tax assets which had previously not been recorded, due to uncertainties associated with the complexity of the matters under review and the extended period of time effectively covered by the examination were recorded.

The Company adjusts tax estimates when required to reflect changes based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. As occurred this year when the IRS audit concluded, the Company reflected the changes from previously estimated amounts in the period that the need for adjustment was identified.

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

The Company does not amortize its goodwill or indefinite-lived intangible assets. The Company tests these assets for impairment, at a minimum, on an annual basis by applying a fair-value based test. An impairment loss would be recorded if and when the Company determines that the expected present value of the future cash flows is less than the book value. As permitted under SFAS 142, the Company carries forward a reporting unit's valuation from the most recent valuation under the following conditions; the assets and liabilities of the reporting unit have not changed significantly since the most recent fair value calculation, the most recent fair value calculation resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, and based on the facts and circumstances of events that have occurred since the last fair value determination, the likelihood that a current fair value calculation would result in an impairment would be remote.

REVENUE: Revenue from lawn care, pest control, liquid and fumigation termite applications, as well as heating/air conditioning and plumbing services are recognized as the services are provided. Revenue from landscaping services are recognized as they are earned based upon monthly contract arrangements or when services are performed for non-contractual arrangements. Revenue from the Company's commercial installation contracts, primarily relating to HVAC and electrical installations are recognized using the percentage of completion method in the ratio that total incurred costs bear to total estimated costs. The Company eradicates termites through the use of baiting stations, as well as through non-baiting methods (e.g., fumigation or liquid treatments). Termite services using baiting stations as well as home warranty services frequently are sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for warranty contracts) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Revenue from trade name licensing arrangements is recognized when earned. Franchised revenue (which in the aggregate represents less than three percent of consolidated revenue) consists principally of continuing monthly fees based upon the franchisee's customer level revenue. Monthly fee revenue is recognized when the related customer level revenue is reported by the franchisee and collectibility is assured. Franchise revenue also includes initial fees resulting from the sale of a franchise. These fees are fixed and are recognized as revenue when collectibility is assured and all material services or conditions relating to the sale have been substantially performed. Total franchise fee profits (excluding trade name licensing) comprised 10.1,
10.5 and 9.4 percent of consolidated operating income (without the impairment charge in 2003) before headquarter overheads in 2004, 2003 and 2002, respectively.

The Company had $443 million and $420 million of deferred revenue at December 31, 2004 and 2003, respectively, which consist primarily of payments received for annual contracts relating to home warranty, termite baiting, pest control and lawn care services. The revenue related to these services is recognized over the contractual period as the direct costs emerge, such as when the services are performed or claims are incurred.

DEFERRED CUSTOMER ACQUISITION COSTS: Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

INTERIM REPORTING: TruGreen ChemLawn has significant seasonality in its business. In the winter and early spring, this business sells a series of lawn applications to customers which are rendered primarily in March through October. This business incurs incremental selling expenses at the beginning of the year that directly relate to successful sales for which the revenues are recognized in later quarters. TruGreen ChemLawn also defers, on an interim basis, pre-season advertising costs and annual repairs and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized in proportion to the contract revenue over the production season, and are not deferred beyond the calendar year-end. Other business segments of the Company also defer, on an interim basis, advertising costs incurred early in the year. These costs are deferred and recognized approximately in proportion to revenue over the balance of the year, and are not deferred beyond the calendar year-end.

ADVERTISING: As discussed in the "Interim Reporting" note above, certain pre-season advertising costs are deferred and recognized approximately in proportion to the contract revenue over the year. Certain other advertising costs are expensed when the advertising occurs. The cost of direct-response advertising at Terminix is capitalized and amortized over its expected period of future benefits. This direct-response advertising consists primarily of direct-mail promotions, for which the cost is capitalized and amortized over the one-year customer contract life.

INVENTORY VALUATION: Inventories are valued at the lower of cost (primarily on a weighted average cost basis) or market. The inventory primarily represents finished goods to be used on the customers' premises or sold to franchisees.

PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Leasehold improvements relating to leased facilities are depreciated over the remaining life of the lease. Technology equipment as well as software and development have an estimated useful life of three to seven years. Intangible assets consist primarily of goodwill ($1.6 billion), trade names ($205 million) and other intangible assets ($16 million).

As required by SFAS 142, goodwill is not subject to amortization and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to an assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. As permitted under SFAS 142, the Company carries forward a reporting unit's valuation from the most recent valuation under the following conditions; the assets and liabilities of the reporting unit have not changed significantly since the most recent fair value calculation, the most recent fair value calculation resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, and based on the facts and circumstances of events that have occurred since the last fair value determination, the likelihood that a current fair value calculation would result in an impairment would be remote. For the 2004 goodwill and trade name impairment review, the Company carried forward the valuations for all reporting units except ARS. A valuation analysis performed for ARS indicated no impairment issue. As discussed in the "Goodwill and Intangible Assets" note to the Consolidated Financial Statements, during the third quarter of 2003 the Company recorded a pre-tax, non-cash impairment charge of $481 million relating to TruGreen LandCare, ARS and AMS.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK: The carrying amounts of receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximate fair value as the effective interest rates for these instruments are comparable to market rates at year-end. The carrying amount of current and long-term marketable securities also approximate fair value, with unrealized gains and losses reported net-of-tax as a component of accumulated comprehensive income (loss). The carrying amount of total debt is $805 million and $819 million and the estimated fair value is approximately $875 million and $882 million at December 31, 2004 and 2003, respectively. The estimated fair value of debt is based upon borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities.

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

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. The weighted average number of common shares used in the diluted earnings per share calculation include the incremental effect related to outstanding options whose market price is in excess of the exercise price, as well as shares potentially issuable under convertible securities. In computing diluted earnings per share, the after-tax interest expense related to convertible securities is added back to net income in the numerator, while the number of shares used in the denominator include the shares issuable upon conversion of the securities. Due to the fact that losses from continuing operations were incurred in 2003, diluted shares do not include the effects of options, because doing so would result in a less dilutive computation. Shares potentially issuable under convertible securities have not been considered outstanding in the diluted earnings per share computation for 2003 and 2002 as their inclusion would result in a less dilutive computation.

STOCK-BASED COMPENSATION: Beginning in 2003, the Company has been accounting for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair-value based method of accounting for employee stock options as compensation expense. The Company is using the "prospective method" of SFAS 148 and is expensing the fair value of new employee option grants awarded subsequent to 2002.

Prior to 2003, the Company had accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Compensation expense determined under the fair-value based method of SFAS 123 relating to newly issued awards as well as the unvested portion of the previously issued awards would have resulted in proforma reported net income and net earnings per share as follows:

(In thousands, except per share data)            2004        2003      2002
=============================================================================
Net income (loss) as reported                 $331,227  $(224,687)  $156,994
  Add back:  Stock-based
  compensation expense included in
  reported net income, net of related
  tax effects                                    1,729         609         -

  Deduct:  Stock-based
  compensation expense determined
  under fair-value method, net
  of related tax effects                       (6,346)     (6,179)   (7,576)
-----------------------------------------------------------------------------

Proforma net income (loss)                   $326,610  $(230,257)  $149,418


Basic Earnings Per Share:
  As reported                                   $1.14     $(0.76)     $0.52
  Proforma                                       1.12      (0.78)      0.50

Diluted Earnings Per Share:
  As reported                                   $1.11     $(0.76)     $0.51
  Proforma                                       1.09      (0.78)      0.49
=============================================================================

SEE THE "SHAREHOLDERS' EQUITY" NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF THE ASSUMPTIONS USED TO COMPUTE THE ABOVE STOCK BASED COMPENSATION EXPENSE.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)). This Statement replaces SFAS 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires that stock options and share grants be recorded at fair value and this value is recognized as compensation expense over the vesting period. The Statement requires that compensation expense be recorded for newly issued awards as well as the unvested portion of previously issued awards that remain outstanding as of the effective date of this Statement. The provisions of this Statement become effective beginning with the Company's third quarter 2005 Consolidated Financial Statements. The Company is presently assessing the impact of this Statement. However, the Company currently estimates that the adoption of this Statement would reduce annual earnings per share by approximately $.01 to $.02. This Statement permits the restatement of periods prior to its adoption. Upon adopting this Statement, the Company expects to restate prior periods as if the Statement were in effect for all periods, resulting in dilution for those periods of a comparable amount as in 2005.

RECENTLY ADOPTED ACCOUNTING PRINCIPLES: In 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and FASB Interpretation No. 46, Revised (FIN 46(R)). Under these Interpretations, certain entities known as "variable interest entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. The requirements of FIN 46 and FIN 46(R) have been adopted by the Company and their adoption did not have a material impact on the Company's Consolidated Financial Statements.

BUSINESS SEGMENT REPORTING
The  business of the  Company is  conducted  through  five  operating  segments:
TruGreen, Terminix, American Home Shield, ARS/AMS and Other Operations. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business units that offer different services. The TruGreen segment provides residential and commercial lawn care and landscaping services through the TruGreen ChemLawn and TruGreen LandCare companies. The Terminix segment provides termite and pest control services to residential and commercial customers. The American Home Shield segment provides home warranties to consumers that cover heating, ventilation, air conditioning
(HVAC), plumbing and other home systems and appliances. This segment also includes home inspection services provided by AmeriSpec. The ARS/AMS segment provides HVAC and plumbing installation and repair services provided under the ARS Service Express, American Mechanical Services and Rescue Rooter brand names. The Other Operations segment includes the franchise and company-owned operations of ServiceMaster Clean, Furniture Medic and Merry Maids, which provide disaster restoration, cleaning, furniture repair and maid services. This segment also includes the Company's headquarters operations, which provide various technology, marketing, finance, legal and other support services to the business units.

Information regarding the accounting policies used by the Company is described in the Significant Accounting Policies Note. The Company derives substantially all of its revenue from customers in the United States with less than one percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations.

Segment information for the years ended December 31, 2004, 2003, and 2002 is presented below.


BUSINESS SEGMENT TABLE

(In thousands)                                            2004    % Change          2003    % Change           2002
=====================================================================================================================
OPERATING REVENUE:
   TruGreen                                         $1,419,649      5%        $1,347,400      5%         $1,284,616
   Terminix                                            996,900      5            945,258      2             924,384
   American Home Shield                                487,395      8            450,264      6             423,526
   ARS/AMS                                             690,500      3            673,558     (6)            718,892
   Other Operations                                    164,124      8            152,106      2             149,303
---------------------------------------------------------------------------------------------------------------------
Total Operating Revenue                             $3,758,568      5%        $3,568,586      2%         $3,500,721
=====================================================================================================================
OPERATING INCOME (LOSS):
   TruGreen (1)                                       $171,184     N/M         $(34,017)     N/M           $165,292
       TRUGREEN WITHOUT IMPAIRMENT CHARGE (1)         $171,184     11%          $154,853     (6%)          $165,292
   Terminix                                            132,827      1            131,044      3             127,441
   American Home Shield                                 71,986      24            58,154      21             47,890
   ARS/AMS (1)                                           5,534     N/M         (281,777)     N/M             17,342
       ARS/AMS WITHOUT IMPAIRMENT CHARGE (1)             5,534     (45)           10,023     (42)            17,342
   Other Operations                                   (44,975)     (13)         (39,647)     (76)          (22,572)
---------------------------------------------------------------------------------------------------------------------
Total Operating Income (Loss) (1)                     $336,556     N/M        $(166,243)     N/M           $335,393
=====================================================================================================================
CAPITAL EMPLOYED: (2)
   TruGreen                                           $828,974      1%          $821,412    (16%)          $979,932
   Terminix                                            631,370      6            596,535      -             599,433
   American Home Shield                                168,223      25           134,372      34            100,026
   ARS/AMS                                              88,692      2             86,764     (78)           398,982
   Other Operations                                    179,364      85            97,014      27             76,111
---------------------------------------------------------------------------------------------------------------------
Total Capital Employed                              $1,896,623      9%        $1,736,097    (19%)        $2,154,484
=====================================================================================================================
IDENTIFIABLE ASSETS:
   TruGreen                                           $957,683      5%          $911,958    (13%)        $1,053,099
   Terminix                                            843,272      3            822,407     (2)            841,437
   American Home Shield                                474,326      12           422,765      12            376,059
   ARS/AMS                                             191,618      3            185,528     (62)           489,366
   Other Operations                                    673,303      10           613,768     (6)            654,977
---------------------------------------------------------------------------------------------------------------------
Total Identifiable Assets                           $3,140,202      6%        $2,956,426    (13%)        $3,414,938
=====================================================================================================================
DEPRECIATION & AMORTIZATION EXPENSE:
   TruGreen                                            $22,546     (1%)          $22,764     (4%)           $23,595
   Terminix                                             11,441      11            10,328     (7)             11,150
   American Home Shield                                  7,860      15             6,829      22              5,583
   ARS/AMS                                               6,939     (18)            8,439     (8)              9,166
   Other Operations                                      6,839     (8)             7,418      9               6,814
---------------------------------------------------------------------------------------------------------------------
Total Depreciation & Amortization Expense              $55,625     - %           $55,778     (1%)           $56,308
=====================================================================================================================
CAPITAL EXPENDITURES:
   TruGreen                                            $12,888     (9%)          $14,197     25%            $11,317
   Terminix                                             11,202     117             5,169     (70)            17,013
   American Home Shield                                  5,490     (17)            6,619      38              4,794
   ARS/AMS                                               7,716      25             6,160      9               5,658
   Other Operations                                     15,766     122             7,098     (67)            21,331
---------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                             $53,062     35%           $39,243    (35%)           $60,113
=====================================================================================================================

N/M = Not meaningful

(1) In the third quarter of 2003, the Company recorded a non-cash, pre-tax impairment charge of $481 million related to its goodwill and intangible assets. Approximately $189 million of the charge is associated with the TruGreen LandCare operations reported in the TruGreen segment, and the remaining $292 million relates to the ARS/AMS segment. In order to facilitate comparisons of ongoing operating performance of continuing operations, the Company also has presented segment results after adjusting for the impact of the impairment charge.

(2) Capital employed is a non-U.S. GAAP measure that is defined as the segment's total assets less liabilities, exclusive of debt balances. The Company believes this information is useful to investors in helping them compute return on capital measures and therefore better understand the performance of the Company's business segments.

The combined franchise operations of ServiceMaster Clean and Merry Maids comprised approximately 4% of the consolidated revenue in 2004, 2003, and 2002. These operations comprised approximately 11%, 11%, and 10% of the consolidated operating income (without the 2003 impairment charge) before headquarter overheads for 2004, 2003, and 2002, respectively.

The following table summarizes the segment goodwill that is not amortized. See the "Acquisitions" note and the "Goodwill and Intangible Assets" note in the Notes to Consolidated Financial Statements for information relating to goodwill acquired and amounts impaired, respectively.

(In thousands)                                           2004     % Change           2003    % Change          2002
====================================================================================================================
TruGreen                                             $681,954      5%            $652,534    (16%)         $780,043
Terminix                                              643,567       3             622,351      1            618,055
American Home Shield                                   72,085       -              72,085      -             72,085
ARS/AMS                                                56,171       -              56,171     (83)          337,491
Other Operations                                      114,267       1             113,065      1            112,106
--------------------------------------------------------------------------------------------------------------------
Total                                              $1,568,044      3%          $1,516,206    (21%)       $1,919,780
====================================================================================================================

GOODWILL AND INTANGIBLE ASSETS
In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Company discontinued the amortization of goodwill and indefinite lived intangible assets effective January 1, 2002. Goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company completed its annual assessment of impairment as of October 1.

In the third quarter of 2003, the Company recorded a non-cash impairment charge associated with the goodwill and intangible assets of its ARS, AMS and TruGreen LandCare business units of $481 million pre-tax, $383 million net of tax, or $1.30 per diluted share. The pre-tax charge consisted of $224 million at American Residential Services, $68 million at American Mechanical Services and $189 million at TruGreen LandCare. The impairment charge included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $98 million or only approximately 20 percent of the pre-tax charge amount.

Throughout the first half of 2003, management believed that the significant declines in the operating results of these businesses were due to temporary conditions and that the operations, with an anticipated good summer season, would show ongoing improvement which would support the amount of goodwill and intangible assets on the balance sheet. The Company had discussed such events and trends in its press releases and periodic filings with the Securities and Exchange Commission. In the third quarter of 2003, the results did not improve. In addition, the Company identified certain branch closures at ARS and announced the sale of its utility line clearing operations at TruGreen LandCare. The lack of a good 2003 summer season, combined with declining profitability in the base businesses, led management to conclude that the businesses were unlikely to meet the previous projections which had supported the carrying value. A valuation was performed during the third quarter of 2003 which incorporated third quarter 2003 performance. The fair value of the reporting units was determined primarily by utilizing a discounted cash flow methodology. The Company used an independent valuation firm to confirm the Company's assessment of the fair value of its reporting units. Based on the evaluation, it was determined that the fair values of the ARS, AMS, and TruGreen LandCare reporting units were less than their carrying values. As a result, in the third quarter of 2003, the Company reassessed the fair value of the assets and liabilities of these units and recorded a non-cash impairment charge of $481 million pre-tax, $383 million net of tax, to reduce the carrying value of the intangible assets to $56 million, their estimated fair value.

In April 2004, TruGreen ChemLawn acquired the assets of Greenspace Limited, Canada's largest professional lawn care service company. Intangible assets recorded were less than $16 million. The balance of goodwill and intangible assets that was added during 2004 relate to tuck-in acquisitions completed by Terminix and TruGreen ChemLawn.

The table below summarizes the goodwill and intangible asset balances:

(In thousands)                      2004       2003        2002
====================================================================
  Goodwill (1)                  $1,568,044   $1,516,206  $1,919,780
  Trade names (1)                  204,793      204,793     238,550

  Other intangible assets           45,788       35,432      78,284
  Accumulated amortization (2)     (29,801)     (23,772)    (59,053)
--------------------------------------------------------------------
    Net other intangibles           15,987       11,660      19,231
--------------------------------------------------------------------
  Total                         $1,788,824   $1,732,659  $2,177,561
====================================================================

(1)  Not subject to amortization.

(2) Amortization expense of $6 million, $6 million and $7 million was recorded in 2004, 2003 and 2002, respectively. Annual amortization expense of approximately $6 million in 2004 is expected to decline over the next five years.

INCOME TAXES
In January 2005, the Company reached a comprehensive agreement with the IRS regarding its examination of the Company's federal income taxes through the year 2002. As previously disclosed, the Company had not been audited by the IRS during the period in which it operated as a master limited partnership (1987 through 1997) or in subsequent years. Consequently, the examination covered numerous matters, including the tax consequences resulting from the Company's reincorporation in 1997, and the sale of its large Management Services segment in November 2001. The principal terms of the agreement were as follows:

     1. The agreement affirmed the previously identified step-up in the tax basis of the Company's assets which occurred upon reincorporation. For income tax reporting purposes, this step-up is generally being amortized and deducted over the 15 year period ending December 31, 2012.

     2. The agreement increased taxes and interest due on the 2001 sale of the Company's Management Services business. This occurred primarily as a result of changes in the timing of certain items which were previously netted against the gain and will now be amortized as additional deductions over the 15 year period ending December 31, 2016.

     3.   The agreement resolved all other matters in the years under review.

For 2004, the IRS agreement resulted in a $25 million favorable timing difference in fourth quarter 2004 tax payments. Pursuant to the agreement, the Company paid taxes and interest (primarily in February 2005) to the IRS and various states in the amount of $133 million ($113 million of increased taxes and $20 million of interest). Existing financial resources were utilized to fund the payment and the Company does not believe that the payment significantly impaired its financial flexibility. Also related to the agreement, the Company will realize an approximate $45 million reduction in estimated tax payments for 2005 that would otherwise have been paid in the second half of 2005. Finally, the agreement resulted in incremental future tax benefits of approximately $57 million, which will be recovered on the Company's tax returns over the 11 year period ending in 2016.

As a result of this agreement, certain deferred tax assets, primarily related to intangible assets, which had previously not been recorded due to uncertainties associated with the complexity  of the  matters  under  review  and  the  extended  period  of  time effectively  covered  by the  examination  were  recorded.  This  resulted  in a non-cash reduction in the Company's 2004 income tax provision, thereby increasing 2004 consolidated net income by approximately $159 million ($150 million related to continuing operations and $9 million related to discontinued operations).

In the ordinary course, the Company is subject to review by domestic and foreign taxing authorities, including the IRS. The Company has been notified by the IRS that it intends to commence the audits of the Company's 2003, 2004, and 2005 fiscal years in the second quarter of 2005.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company's effective income tax rate for continuing operations is as follows:

                                  2004        2003       2002
=================================================================
Tax at U.S. federal
    statutory rate               35.0%     (35.0%)      35.0%
State and local income taxes
    net of U.S. federal benefit   3.6       (0.8)        3.5
Adjustment related to the
    IRS agreement               (52.9)         -           -
Net operating loss and
    tax credits                  (0.7)      (0.5)       (4.1)
Impairment of  non-
    deductible goodwill             -       36.9           -
Other                             0.5       (1.8)        0.7
-----------------------------------------------------------------
Effective rate                  (14.5%)     (1.2%)      35.1%
=================================================================

The effective tax rate for discontinued operations reflected a benefit of 288.1%, 39.5% and 32.4%, in 2004, 2003 and 2002, respectively. In 2004, the difference between these rates and the federal statutory tax rate of 35% reflects the impact of the IRS agreement, state taxes, net of federal benefit, and permanent items.

Income tax expense from continuing operations is as follows:

(In thousands)                         2004
                         ----------------------------------
                           CURRENT     DEFERRED     TOTAL
U.S. federal               $134,047   $(155,901)   $(21,854)
State and local              11,139     (30,250)    (19,111)
-----------------------------------------------------------
                           $145,186   $(186,151)   $(40,965)
===========================================================

                                        2003
                         -----------------------------------
                            CURRENT     DEFERRED     Total
U.S. federal                 $9,820    $(8,963)       $857
State and local             (1,618)     (1,901)     (3,519)
-----------------------------------------------------------
                             $8,202   $(10,864)    $(2,662)
===========================================================

                                        2002
                         -----------------------------------
                            CURRENT     DEFERRED     TOTAL
U.S. federal                $26,668     $48,998     $75,666
State and local             (1,121)      10,393       9,272
-----------------------------------------------------------
                            $25,547     $59,391     $84,938
===========================================================

Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The deferred tax asset primarily reflects the impact of future tax deductions related to the Company's accruals and net operating losses. Management believes that, based upon its history of profitable operations, it is probable that its deferred tax assets will be realized, primarily from the generation of future taxable income. The deferred tax liability is primarily attributable to the basis differences related to intangible assets. The Company records its deferred tax items based on the estimated value of the tax basis. In 2002, the Company adopted SFAS 142 which eliminated the requirement to record in the financial statements amortization expense related to goodwill and intangible assets with indefinite lives. The Company is able to continue to amortize the intangible assets for tax purposes which yields an average annual tax benefit of approximately $57 million through 2012. Subsequent to 2012, the benefit from the step-up in tax basis from reincorporation will be fully amortized. Accounting standards require that the Company recognize deferred taxes relating to the differences between the financial reporting and tax basis of the assets. As the annual tax benefit from the amortization expense is realized, the deferred tax liability increases reflecting the declining tax basis compared to the non-amortized book basis. Significant components of the Company's deferred tax balances are as follows:

(In thousands)                                2004          2003
==================================================================
Deferred tax assets (liabilities):
Current:
  Prepaid expenses                        $(11,300)      $(8,900)
  Receivables allowances                    15,700        10,300
  Accrued insurance expenses                22,900        11,400
  Net operating loss and tax credit
    carryforwards                           40,640        34,600
  Other accrued expenses                    40,840        39,100
------------------------------------------------------------------
    Total current asset                    108,780        86,500
==================================================================
Long-Term:
  Intangible assets (1)                    (88,500)     (263,000)
  Accrued insurance expenses                 3,600        21,000
  Net operating loss and tax credit
    carryforwards                           10,100         -
  Other long-term obligations             (13,300)      (34,000)
------------------------------------------------------------------
    Total long-term liability             (88,100)     (276,000)
==================================================================
Net deferred tax asset (liability)         $20,680    $(189,500)
==================================================================

(1) The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. The majority of this liability does not represent expected future cash payments until a business unit of the Company is sold.

At December 31, 2004, the Company had tax effected federal and state net operating loss carryforwards of approximately $46 million, expiring at various dates up to 2023. The Company also had federal and state tax credit carryforwards of approximately $4 million which expire at various dates up to 2024.

In 2004, total tax payments were $13 million. In 2003, the Company received net tax refunds of $1 million. Total tax payments in 2002 were $27 million.

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

CURRENT YEAR
The net purchase price of the 2004 acquisitions was $59 million. During the second quarter of 2004, the Company acquired the assets of Greenspace Services Limited, Canada's largest professional lawn care service company. In addition, the Company acquired several small companies, primarily in the pest control and lawn care businesses. The Company recorded goodwill of approximately $52 million and other intangible assets of $10 million related to the 2004 acquisitions. The impact of these acquisitions was not material to the Company's Consolidated Financial Statements.

PRIOR YEARS
During 2003, the Company acquired several small companies, primarily in the lawn care business. The net purchase price of these acquisitions was $38 million. The Company recorded goodwill of $38 million and other intangible assets of $4 million related to these acquisitions.

During 2002, the Company acquired several small companies, primarily in the pest control and lawn care businesses. The net purchase price of these acquisitions was $18 million. The Company recorded goodwill of $12 million and other intangible assets of $4 million related to these acquisitions.

Supplemental cash flow information regarding the Company's acquisitions is as follows:

(In thousands)                   2004          2003          2002
==================================================================
Purchase price                $66,841       $44,667       $18,850
Less liabilities
  assumed                      (7,851)       (6,315)       (1,207)
------------------------------------------------------------------
Net purchase price            $58,990       $38,352       $17,643
==================================================================
Net cash paid
  for acquisitions            $40,184       $28,875       $13,003
Value of shares issued          3,475             -             -
Seller financed debt           15,331         9,477         4,640
------------------------------------------------------------------
Payment for
  acquisitions                $58,990       $38,352       $17,643
==================================================================

DISPOSITIONS
2003 DISPOSITIONS
During the third quarter of 2003, the Company sold substantially all of the assets and related operational obligations of Trees, Inc., the utility line clearing operations of TruGreen LandCare, to an independent subsidiary of Asplundh Subsidiary Holdings, Inc., for approximately $20 million in cash. The impact of the sale was not material to the Company's Consolidated Financial Statements for 2003.

2002 DISPOSITIONS
In October 2001, the Company's Board of Directors approved a series of strategic actions, which were the culmination of an extensive portfolio review process. As part of this portfolio review, the Company sold or exited certain non-strategic or under-performing businesses in 2001 and 2002. During the second quarter of 2002, the Company completed the sale of its ownership interest in five assisted living facilities. These properties were financed through an operating lease arrangement, whereby the Company guaranteed a portion of the residual value of the properties. In the fourth quarter of 2001, a $13.5 million reserve was established representing the amount by which the residual value guarantees exceeded the value of bids to purchase the facilities at that time. The final sales price was significantly greater than these bid levels and the Company realized a gain of $3.6 million from the sale of the assisted living properties in 2002, which is included in operating income from continuing operations.

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

In the fourth quarter of 2002, the purchaser of the Company's European pest control and property services operations made a claim for a purchase price adjustment (relating to the sale completed in 2001), relating to an alleged breach of certain conditions in the purchase agreement. In the course of responding to that claim, the Company discovered that personnel of the former operations had made unsupported monthly adjustments to certain accounts. The Company subsequently agreed to an adjustment to the purchase price consisting of an $8 million cash payment and the cancellation of a previously reserved note receivable of $7 million. An $8 million charge was recorded in 2002.

Reported "Discontinued operations" for all periods presented include the operating results of the sold and discontinued businesses noted above. The operating results and financial position of discontinued operations are as follows:

(In thousands, except per share data)
Operating Results:              2004          2003          2002
==================================================================
Operating revenue             $1,052       $65,057      $129,060
Income (loss) from
  discontinued operations
  before income taxes        (3,793)       (3,482)         7,543
Provision (benefit) for
  income taxes (1)          (10,963)       (1,375)         3,012
------------------------------------------------------------------
Income (loss) from
  discontinued operations      7,170       (2,107)         4,531
(Loss) on sale of
  businesses, net of
  income taxes (2)                 -         (605)        (4,840)
------------------------------------------------------------------
Income (loss) from
  discontinued operations     $7,170      $(2,712)        $(309)
==================================================================
Diluted income (loss)
  per share from
  discontinued operations      $0.02       $(0.01)           $ -
==================================================================

(1) 2004 includes a $9 million non-cash reduction in the tax provision of discontinued operations related to a comprehensive agreement with the IRS regarding its examination of the Company's federal income taxes through the year 2002.

(2) Includes a tax benefit of $.4 million and $3 million in 2003 and 2002, respectively.

Financial Position:                           2004          2003
==================================================================
Current assets                              $4,952        $5,273
------------------------------------------------------------------
Total assets                                $4,952        $5,273
==================================================================
Current liabilities                        $21,536       $14,380
Long-term liabilities                        9,057        34,396
------------------------------------------------------------------
Total liabilities                          $30,593       $48,776
==================================================================

The table below summarizes the activity during the twelve months ended December 31, 2004 for the remaining liabilities from the discontinued operations. The Company believes that the remaining reserves continue to be adequate and reasonable.

                               Balance                        BALANCE
                                  at       Cash                  AT
                               Dec. 31,  Payments   Income/   DEC. 31,
(In thousands)                   2003    or Other   (Expense)   2004
----------------------------------------------------------------------
Remaining liabilities
 from discontinued
 operations:
   LandCare Construction        $7,152     $4,681  $(2,021)    $4,492
   LandCare utility line
     clearing business           9,011      3,678   (1,283)     6,616
   Certified   Systems, Inc.    11,024      2,302       303     8,419
   Management Services             283        696     (479)        66
   International businesses     21,306      1,155     9,151    11,000


COMMITMENTS AND CONTINGENCIES
The Company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the Company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the Company expects to renew the leases or substitute another location and lease.

Rental expense for 2004, 2003 and 2002 was $169 million, $160 million and $153 million, respectively. Future long-term non-cancelable operating lease payments are approximately $79 million in 2005, $69 million in 2006, $53 million in 2007, $38 million in 2008, $28 million in 2009, and $35 million in 2010 and thereafter.

The majority of the Company's fleet and some equipment are leased through operating leases. Lease terms are non-cancelable for the first twelve month term and then are month-to-month leases, cancelable at the Company's option. There are residual value guarantees (ranging from 70 percent to 87 percent depending on the agreement) on these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees. At December 31, 2004 there was approximately $260 million of residual value guarantee relating to the Company's fleet and equipment leases. The fair value of the assets under the leases is expected to fully mitigate the Company's obligations under the agreements. Accordingly, no liabilities have been recorded with respect to the guarantees.

The Company maintains operating lease facilities with banks totaling $68 million which provide for the financing of branch properties to be leased by the Company. At December 31, 2004, approximately $68 million was funded under these facilities. Approximately $15 million of these leases have been included on the balance sheet as assets with related debt as of December 31, 2004 (the comparable balances were $20 million as of December 31, 2003). The balance of the funded amount is treated as operating leases. Approximately $15 million of the total facility expires in January 2008 and $53 million expires in September 2009. The Company has guaranteed the residual value of the properties under the leases up to 82 percent of the fair market value at the commencement of the lease. At December 31, 2004, the Company's residual value guarantee related to the leased assets totaled $56 million for which the Company has recorded the estimated fair value of this guarantee (approximately $1.2 million) in the Consolidated Statements of Financial Position.

In the normal course of business, the Company periodically enters into agreements that incorporate indemnification provisions. While the maximum amount which the Company may be exposed under such agreements cannot be estimated, the Company does not expect these guarantees and indemnifications to have a material adverse effect on its Consolidated Financial Statements.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers' compensation, auto and general liability risks. The Company has self-insured retention limits and insured layers of excess insurance coverage above such self-insured retention limits. Accruals for self-insurance losses and warranty claims in the American Home Shield business are made based on the Company's claims experience and actuarial assumptions. At December 31, 2004, these accruals totaled $188 million, with $79 million included in "Self-insured claims and related expenses" and $109 million included in "Other long-term obligations" in the accompanying Consolidated Statements of Financial Position. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

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

EMPLOYEE BENEFIT PLANS
Discretionary contributions to qualified profit sharing and non-qualified deferred compensation plans were made in the amount of $9.3 million for 2004, $4.6 million for 2003 and $9.2 million for 2002. Under the Employee Share Purchase Plan, the Company contributed $.8 million in 2004, $.8 million in 2003 and $.9 million in 2002. These funds defrayed part of the cost of the shares purchased by employees.

MINORITY INTEREST OWNERSHIP AND RELATED PARTIES
The Company continues to have minority investors in Terminix. This minority ownership reflects an interest issued to the prior owners of the Allied Bruce Terminix Companies in connection with the acquisition of that entity. At any time, the former owners may convert this equity security into eight million ServiceMaster common shares. The ServiceMaster shares are included in the shares used in the calculation of diluted earnings per share, when their inclusion has a dilutive impact. Subsequent to December 31, 2005, ServiceMaster has the ability to require conversion of the security into ServiceMaster common shares, provided the closing share price of ServiceMaster's common stock averages at least $15 per share for 40 consecutive trading days.

LONG-TERM DEBT
Long-term debt includes the following:

(In thousands)                                2004          2003
=================================================================
8.45% maturing in 2005                    $137,499      $137,499
6.95% maturing in 2007                      49,225        49,225
7.88% maturing in 2009                     179,000       179,000
7.10% maturing in 2018                      79,473        79,473
7.45% maturing in 2027                     195,000       195,000
7.25% maturing in 2038                      82,650        82,650
Other                                       82,241        96,424
Less current portion                      (23,247)      (33,781)
-----------------------------------------------------------------
Total long-term debt                      $781,841      $785,490
=================================================================

The Company is party to a number of debt agreements which require it to maintain certain financial and other covenants, including limitations on indebtedness (debt cannot exceed 3.25 times earnings before interest, taxes, depreciation, and amortization (EBITDA)) and a minimum interest coverage ratio (EBITDA needs to exceed four times interest expense). In addition, under certain circumstances, the agreements may limit the Company's ability to pay dividends and repurchase shares of common stock. These limitations are not expected to be an inhibiting factor in the Company's future dividend and share repurchase plans. Failure by the Company to maintain these covenants could result in the acceleration of the maturity of the debt. Throughout 2004, the Company was in compliance with the covenants related to these debt agreements and based on its operating outlook for 2005, expects to be able to maintain compliance in the future.

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

Since August 1997, ServiceMaster has issued $1.1 billion of unsecured debt securities pursuant to registration statements filed with the Securities and Exchange Commission. As of December 31, 2004, ServiceMaster had $550 million of senior unsecured debt securities and equity interests available for issuance under an effective shelf registration statement.

The Company has a committed revolving bank credit facility for up to $500 million that expires in May 2009. The facility can be used for general Company purposes. As of December 31, 2004, the Company had issued approximately $158 million of letters of credit under the facility and had unused commitments of approximately $342 million. At the Company's current credit ratings, the interest rate under the facility is LIBOR plus 125 basis points.

As of December 31, 2004, the Company had approximately $5 million of annually renewable surety bonds outstanding that primarily support obligations the Company has under insurance programs. If the surety bonds are not renewed, the Company expects to replace them with letters of credit issued under its bank credit facility.

In December 2003 and January 2004, the Company entered into interest rate swap agreements with a total notional amount of $165 million. Under the terms of these agreements, the Company pays a floating rate of interest (based on a specified spread over six-month LIBOR) on the notional amount and the Company receives a fixed rate of interest at 7.88 percent on the notional amount. The impact of these swap transactions was to convert $165 million of the Company's debt from fixed rate at 7.88 percent to a variable rate based on LIBOR. In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the Company's interest rate swap agreements are classified as fair value hedges and, as such, gains and losses on the swaps as well as the gains and losses on the related hedged items are recognized in current earnings.

Cash interest payments were $60 million in 2004, $61 million in 2003 and $76 million in 2002. There were no material borrowings under the revolving credit facility in 2004, 2003 and 2002. Future scheduled long-term debt payments are $160.7 million in 2005 (average rate of 8.0 percent), $12.9 million in 2006 (average rate of 6.4 percent), $62.1 million in 2007 (average rate of 6.7 percent), $25.2 million in 2008 (average rate of 4.0 percent) and $184.5 million in 2009 (average rate of 7.9 percent). The Company's next public debt maturity of $138 million is in April 2005 and this amount is included in the 2005 scheduled debt payments above. The Company intends to fund this debt payment with long-term financing under existing credit facilities. Based on annual projected cash flows, the amount of the borrowing is expected to be largely repaid by December 31, 2005.

CASH AND MARKETABLE SECURITIES
Cash, money market funds and certificates of deposits, with maturities of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. As of December 31, 2004 and 2003, the Company's investments consist primarily of domestic publicly traded debt of $108.8 million and $94.9 million, respectively and common equity securities of $130.7 million and $88.2 million, respectively.

The aggregate market value of the Company's short- and long-term investments in debt and equity securities was $239.5 million and $183.1 million and the aggregate cost basis was $226.4 million and $173.2 million at December 31, 2004 and 2003, respectively.

Interest and dividend income received on cash and marketable securities was $15.4 million, $13.4 million, and $9.7 million, in 2004, 2003, and 2002, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. At December 31, 2004, the net unrealized gains in the investment portfolio totaled $13 million, while the unrealized losses in the aggregate were immaterial and totaled less than $2.5 million and the portion of unrealized losses older than one year was less than $.5 million.

RECEIVABLE SALES
The Company has an agreement to provide for the ongoing revolving sale of a designated pool of accounts receivable of TruGreen ChemLawn and Terminix to a wholly-owned, bankruptcy-remote subsidiary, ServiceMaster Funding LLC.
ServiceMaster Funding LLC has entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a pool of accounts receivable to unrelated third party purchasers. ServiceMaster Funding LLC retains an undivided percentage interest in the pool of accounts receivable and bad debt losses for the entire pool are allocated first to this retained interest. During 2004, there were no receivables sold to third parties under this agreement. However, the Company may sell its receivables in the future which would provide an alternative funding source. The agreement is a 364-day facility that is renewable at the option of the purchasers. The Company may sell up to $65 million of its receivables to these purchasers and therefore has immediate access to cash proceeds from these sales. The amount of the eligible receivables varies during the year based on seasonality of the business and will at times limit the amount available to the Company.

COMPREHENSIVE INCOME
Comprehensive  income,  which  encompasses  net  income,   unrealized  gains  on
marketable securities, and the effect of foreign currency translation is disclosed in the Statements of Shareholders' Equity.

OTHER COMPREHENSIVE INCOME
(In thousands)                   2004      2003       2002
------------------------------------------------------------
Unrealized holding
  gains (losses)
  arising in period             $7,745   $15,559   $(7,941)
Tax expense (benefit)            3,098     6,224    (3,196)
------------------------------------------------------------
Net of tax amount               $4,647    $9,335   $(4,745)
============================================================
Gains (losses) realized         $6,370    $3,855   $(1,460)
Tax expense (benefit)            2,549     1,542      (584)
------------------------------------------------------------
Net of tax amount               $3,821    $2,313     $(876)
============================================================

Accumulated comprehensive income included the following components as of December 31:

(In thousands)                     2004       2003      2002
------------------------------------------------------------
Unrealized gains (losses)
  on securities, net of tax      $6,812     $5,986  $(1,036)
Foreign currency
  translation                     3,992      1,946       187
------------------------------------------------------------
Total                           $10,804     $7,932    $(849)
============================================================

SHAREHOLDERS' EQUITY
The Company has authorized one billion shares of common stock with par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In February 2005, the Company announced the declaration of a cash dividend of $.11 per share to shareholders of record on February 14, 2005. This dividend was paid on February 28, 2005.

The Company has an effective shelf registration statement to issue shares of common stock in connection with future, unidentified acquisitions. This registration statement allows the Company to issue registered shares much more efficiently when acquiring privately held companies. The Company plans to use the shares over time in connection with purchases of small acquisitions. There were approximately 4.4 million shares available for issuance under this registration statement at December 31, 2004.

As of December 31, 2004, there were 42.3 million Company shares available for issuance upon the exercise of employee stock options outstanding and future grants. Stock options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants and restricted stock awards carry a vesting period and are restricted as to the sale or transfer of the shares. Restricted stock awards are non-transferable and subject to forfeiture if the holder does not remain continuously employed by the Company during the vesting period, or if the restricted stock is subject to performance measures, if those performance measures are not attained. The Company includes the vested and unvested portions of the restricted stock awards in shares outstanding in the denominator of its earnings per share calculations.

Beginning in 2003, the Company has been accounting for employee stock options as compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", provides alternative methods of transitioning to the fair-value based method of accounting for employee stock options as compensation expense. The Company is using the "prospective method" permitted under SFAS 148 and is expensing the fair value of new employee option grants awarded subsequent to 2002.

Prior to 2003, the Company accounted for employee share options under the intrinsic method of Accounting Principles Board Opinion 25, as permitted under GAAP. Accordingly, no compensation cost had been recognized in the accompanying financial statements in 2002 related to these options. See the "Stock-Based Compensation" note in the "Significant

Accounting Policies" section for the proforma net income and earnings per share under the fair-value based method of SFAS 123. In computing this proforma impact, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions in 2004, 2003 and 2002: risk-free interest rates of 3.7 percent, 3.6 percent and 4.5 percent, respectively; dividend yields of 4.0 percent, 4.2 percent, and 3.2 percent, respectively; share price volatility of 30.6 percent,
30.8 percent, and 31.4 percent; and average expected lives of six to seven years. The options granted to employees in 2004, 2003 and 2002 have weighted-average fair values of $2.35, $2.14 and $3.51, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.




Options and grant transactions during the last three years are summarized below:

                                                         Stock            Price     Weighted Avg.  Share Grants/          Price
                                                       Options        Range (1)    Exercise Price  Restricted Stock       Range
================================================================================================================================
Total exercisable, December 31, 2001                15,237,607    $2.25 - 77.56            $12.36             -               -
Total outstanding, December 31, 2001                29,331,885    $2.25 - 77.56            $12.40       100,519    $2.86 - 7.96
================================================================================================================================
TRANSACTIONS DURING 2002
  Granted to employees                               4,939,141    $9.09 - 15.10            $13.08       179,000   $10.51 - 13.80
  Exercised or vested                               (1,586,248)   $2.25 - 14.55             $7.60       (46,632)   $2.86 - 7.96
  Terminated or resigned                              (871,439)   $5.14 - 73.53            $16.37             -               -
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2002                18,089,830    $2.25 - 77.56            $13.05             -               -
Total outstanding, December 31, 2002                31,813,339    $2.25 - 77.56            $12.64       232,887    $2.86 - 13.80
================================================================================================================================
TRANSACTIONS DURING 2003
  Granted to employees                               2,432,674    $8.40 - 11.21             $9.91       364,419    $9.50 - 11.97
  Exercised or vested                               (1,296,101)   $6.44 - 11.50             $7.70       (56,092)   $2.86 - 13.80
  Terminated or resigned                            (1,240,146)   $2.25 - 37.40            $13.49        (3,514)          $9.95
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2003                20,346,581    $6.44 - 77.56            $13.16             -               -
Total outstanding, December 31, 2003                31,709,766    $6.44 - 77.56            $12.60       537,700    $3.03 - 13.80
================================================================================================================================
TRANSACTIONS DURING 2004
  Granted to employees                               2,049,680    $8.63 - 13.06            $10.79       988,309   $10.73 - 12.86
  Exercised or vested                               (1,250,434)   $6.44 - 11.50             $8.20      (109,827)   $3.03 - 13.80
  Terminated or resigned                              (545,085)   $6.44 - 37.40            $12.57       (16,491)   $9.95 - 11.17
--------------------------------------------------------------------------------------------------------------------------------
Total exercisable, December 31, 2004                22,573,344    $8.40 - 77.56            $13.26             -               -
Total outstanding, December 31, 2004                31,963,927    $8.40 - 77.56            $12.66     1,399,691   $3.82 - 13.80
================================================================================================================================

(1) The options priced at $73.53 to $77.56 are options assumed by the Company as a result of business acquisitions.

Options outstanding at December 31, 2004:

                                Number           Weighted Average           Weighted               Number               Weighted
       Range of              Outstanding             Remaining              Average             Exercisable              Average
    Exercise Prices          at 12/31/04               Life              Exercise Price         at 12/31/04          Exercise Price
====================================================================================================================================
     $8.40 - 10.78            13,912,301                5 Years                 $9.92          8,017,534                  $9.70
    $10.80 - 15.94            11,894,276                4 Years                $12.27          8,398,460                 $12.02
    $16.12 - 22.32             5,763,479                4 Years                $18.15          5,763,479                 $18.15
    $22.33 - 77.56               393,871                2 Years                $40.77            393,871                 $40.77
------------------------------------------------------------------------------------------------------------------------------------
    $8.40   - 77.56           31,963,927              4.4 Years                $12.66         22,573,344                 $13.26
====================================================================================================================================

EARNINGS PER SHARE

Basic  earnings  per share is computed by dividing  income  available  to common stockholders by the weighted-average number of shares outstanding for the period. The weighted average common shares for the diluted earnings per share calculation includes the incremental effect related to outstanding options whose market price is in excess of the exercise price. Shares potentially issuable under convertible securities have been considered outstanding for purposes of the diluted earnings per share calculations. In computing diluted earnings per share, the after-tax interest expense related to convertible securities is added back to net income in the numerator, while the diluted shares in the denominator include the shares issuable upon conversion of the securities. Due to the losses incurred in 2003, the denominator does not include the effects of options as it would result in a less dilutive computation. As a result, 2003 diluted earnings per share are the same as basic earnings per share. Had the Company recognized income from continuing operations in 2003, incremental shares attributable to the assumed exercise of outstanding options would have increased diluted shares outstanding by 3.9 million shares. Shares potentially issuable under convertible securities have not been considered outstanding for 2003 and 2002 as their inclusion results in a less dilutive computation. Had the inclusion of convertible securities not resulted in a less dilutive computation in 2003 and 2002, incremental shares attributable to the assumed conversion of the securities would have increased shares outstanding by 8.0 million and 8.2 million shares, respectively, and the after-tax interest expense related to the convertible securities that would have been added to net income in the numerator would have been $4.8 million for both 2003 and 2002.

The following table reconciles both the numerator and the denominator of the basic earnings per share from continuing operations computation to the numerator and the denominator of the diluted earnings per share from continuing operations computation.



(In thousands, except per share data)

                                         FOR YEAR ENDED 2004               For year ended 2003               For year ended 2002
CONTINUING OPERATIONS:               INCOME     SHARES      EPS         Loss       Shares      EPS       Income       Shares     EPS
====================================================================================================================================
Basic EPS                          $324,057    290,514    $1.12   $(221,975)      295,610  $(0.75)     $157,303      300,383   $0.52
Effect of Dilutive Securities:
    Options                                      5,054                                  -                              5,529
    Convertible securities            4,712      8,000                                  -                                  -
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                        $328,769    303,568    $1.08   $(221,975)      295,610  $(0.75)     $157,303      305,912   $0.51
====================================================================================================================================

QUARTERLY OPERATING RESULTS (UNAUDITED)
Quarterly operating results and related growth for the last three years in revenue, gross profit, income from continuing operations, income from discontinued operations and earnings per share are shown in the table below. As discussed in the "Interim Reporting" section in the Significant Accounting Policies, for interim accounting purposes, TruGreen ChemLawn and other business segments of the Company incur pre-season advertising costs. In addition, TruGreen ChemLawn incurs costs related to annual repairs and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized as expense in proportion to revenue over the balance of the year. Full year results are not affected. In 2004, the Company corrected the interim disclosure of one of its key performance indicators. Terminix corrected the interim calculation of its pest control retention rates which resulted in a change in the previously reported rates. The restated rates were 78.6% as of June 30, 2004 and 78.4% as of September 30, 2004. No other periods were impacted.

=================================================================================================================================
(In thousands, except per share data)
                                                      2004           Chg           2003            Chg               2002
=================================================================================================================================
CONTINUING OPERATIONS:
Operating Revenue:
First Quarter                                          $756,891      6%             $712,343        0%                  $711,956
Second Quarter                                        1,088,716       6            1,031,470        2                  1,013,777
Third Quarter                                         1,053,867       3            1,018,263        3                    987,757
Fourth Quarter                                          859,094       7              806,510        2                    787,231
=================================================================================================================================
                                                     $3,758,568      5%           $3,568,586        2%                $3,500,721
=================================================================================================================================
Gross Profit:
First Quarter                                          $211,835      8%             $195,989       (2%)                 $200,944
Second Quarter                                          391,010       5              373,587        6                    353,543
Third Quarter                                           366,875       5              347,942        8                    323,111
Fourth Quarter                                          263,819      20              220,545       (2)                   224,171
=================================================================================================================================
                                                     $1,233,539      8%           $1,138,063        3%                $1,101,769
=================================================================================================================================
Income (Loss) from Continuing Operations:
First Quarter                                           $11,461     137%              $4,843      (53%)                  $10,377
Second Quarter                                           70,688       7               66,329        8                     61,625
Third Quarter (1)                                        68,343      N/M           (316,526)       N/M                    66,015
Fourth Quarter (2)                                      173,565      N/M              23,379        21                    19,286
=================================================================================================================================
                                                       $324,057      N/M          $(221,975)       N/M                  $157,303
=================================================================================================================================
Basic Earnings (Loss) Per Share:
First Quarter                                             $0.04     100%               $0.02      (33%)                    $0.03
Second Quarter                                             0.24       9                 0.22        10                      0.20
Third Quarter (1)                                          0.24      N/M              (1.08)       N/M                      0.22
Fourth Quarter (2)                                         0.60      N/M                0.08        33                      0.06
=================================================================================================================================
                                                          $1.12      N/M             $(0.75)       N/M                     $0.52
=================================================================================================================================
Diluted Earnings (Loss) Per Share:
First Quarter                                             $0.04     100%               $0.02      (33%)                    $0.03
Second Quarter                                             0.24       9                 0.22        10                      0.20
Third Quarter (1)                                          0.23      N/M              (1.08)       N/M                      0.21
Fourth Quarter (2)                                         0.57      N/M                0.08        33                      0.06
=================================================================================================================================
                                                          $1.08      N/M             $(0.75)       N/M                     $0.51
=================================================================================================================================
DISCONTINUED OPERATIONS:
Income (Loss) from Discontinued Operations:
First Quarter                                            $(262)     (56%)             $(168)       N/M                    $1,264
Second Quarter                                            (292)      63                (779)       N/M                       878
Third Quarter                                             (619)      57              (1,440)       N/M                     2,068
Fourth Quarter (2)                                        8,343      N/M               (325)       N/M                   (4,519)
=================================================================================================================================
                                                         $7,170      N/M            $(2,712)       N/M                    $(309)
=================================================================================================================================
Diluted Earnings (Loss) Per Share:
First Quarter                                               $ -       -%            $ -              -%                      $ -
Second Quarter                                                -       -               -              -                         -
Third Quarter                                                 -       -               -           (100)                     0.01
Fourth Quarter (2)                                         0.03      N/M              -            100                    (0.01)
=================================================================================================================================
                                                          $0.02      N/M            $(0.01)       (100%)                     $ -
=================================================================================================================================

         N/M = Not meaningful

(1) In accordance with SFAS 142, the Company's goodwill and intangible assets that are not amortized are subject to at least an annual assessment for impairment by applying a fair-value based test. During the third quarter of 2003, the Company recorded a non-cash impairment charge associated with goodwill and intangible assets at its American Residential Services, American Mechanical Services and TruGreen LandCare business units of $481 million pre-tax ($383 million after-tax). The impact on diluted earnings per share of this charge was $1.30. See the "Goodwill and Intangible Assets" note in the Notes to Consolidated Financial Statements.

(2) In January 2005, the Company announced that it had reached a comprehensive agreement with the Internal Revenue Service regarding its examination of the Company's federal income taxes through the year 2002. As a result of this agreement, the Company recorded a non-cash reduction in its fourth quarter and full year 2004 tax provision, thereby increasing net income by approximately $159 million. Approximately $150 million related to continuing operations ($.49 per diluted share) and $9 million related to discontinued operations ($.03 per diluted share). See the "Income Taxes"
     note in the Notes to the Consolidated Financial Statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The ServiceMaster Company ("The Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors
regarding  the  preparation  and  fair   presentation  of  published   financial
statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL CONTROL - INTEGRATED FRAMEWORK. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting. This report follows.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of the ServiceMaster Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The ServiceMaster Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 28, 2005


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of the ServiceMaster Company

We have audited the accompanying consolidated statements of financial position of The ServiceMaster Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the ServiceMaster Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 28, 2005



QUARTERLY CASH DIVIDENDS AND PRICE PER SHARE DATA

                                                    2004                               2003                        2002
-----------------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share:                                   % Chg                              % Chg
First Quarter                                  $0.105         0%                  $0.105         5%                   $0.10
Second Quarter                                  0.105         0                    0.105         5                     0.10
Third Quarter                                    0.11         5                    0.105         0                    0.105
Fourth Quarter                                   0.11         5                    0.105         0                    0.105
-----------------------------------------------------------------------------------------------------------------------------
                                                $0.43         2%                   $0.42         2%                   $0.41
=============================================================================================================================

The following table sets forth the quarterly prices of ServiceMaster's common stock, as reported on the New York Stock Exchange Composite Transactions:

                                             2004                            2003                           2002
-----------------------------------------------------------------------------------------------------------------------------
Price Per Share:                     HIGH            LOW             High            Low            High            Low
First Quarter                       $12.05          $10.65          $11.41          $8.95          $14.50          $13.16
Second Quarter                      12.50           11.35           10.95            8.97           15.50          12.70
Third Quarter                       13.25           11.12           10.73            9.35           13.63          10.30
Fourth Quarter                      13.87           12.30           12.10           10.20           12.15           8.89



MANAGEMENT CERTIFICATIONS
In May 2004, the Company submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. The Company has also filed, as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.